Form 20-F
period 2023-12-31
Amer Sports, Inc.
filed 2024-03-18
CIK 1988894

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

Commission File Number: 001-41943

Amer Sports, Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Cricket Square, Hutchins Drive

P.O. Box 2681

Grand Cayman KY1-1111

Cayman Islands

Tel +1 345 945 3901

(Address of principal executive offices)

Andrew E. Page

Chief Financial Officer

One Prudential Plaza

130 East Randolph Street #600

Chicago, IL 60601

Tel: +1 773 714-6400

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares, par value EUR 0.0300580119630888 per share	AS	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of each class	Number of shares outstanding
Ordinary shares, par value EUR 0.0300580119630888 per share	505,249,607

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☐ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.* ☐ Yes ☒ No

*The registrant became subject to such requirements on January 31, 2024.

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☒ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain Definitions

Unless otherwise indicated or the context otherwise requires, all references in this annual report to “Amer Sports, Inc.,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Amer Sports, Inc., together with its subsidiaries. All references to “U.S. dollars,” “dollars” or “$” are to the U.S. dollar and all references to “EUR” or “€” are to the euro. Unless otherwise indicated or the context otherwise requires, all references to “EMEA” refer to Europe, the Middle East and Africa, all references to “Greater China” refer to mainland China, Hong Kong, Macau and Taiwan and all references to “Asia Pacific” exclude Greater China.

Financial Statements

Unless otherwise indicated, all financial information contained in this annual report is prepared and presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Our fiscal year ends on December 31 of each year.

Rounding

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. With respect to financial information set out in this annual report, a dash (“-”) signifies that the relevant figure is not available or not applicable, while a zero (“0.0”) signifies that the relevant figure is available but is or has been rounded to zero.

Trademarks and Trade Names

We own various trademark registrations and applications, and unregistered trademarks, including Arc’teryx, Salomon, Wilson, Peak Performance, Atomic, Armada, ENVE, Louisville Slugger, DeMarini, EvoShield and ATEC, among others, and our other registered and common law trade names, trademarks and service marks, including our corporate logo. Solely for convenience, some of the trademarks, service marks and trade names referred to in this annual report are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, rights to such trademarks, service marks and trade names.

Market and Industry Data

Market data and certain industry forecast data used in this annual report were obtained from internal reports, where appropriate, as well as third-party sources, including independent industry publications, as well as other publicly available information. Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate size, position and market share. In addition, assumptions and estimates of our and our industries’ future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause our future performance to differ materially from our assumptions and estimates. As a result, you should be aware that market, ranking and other similar industry data included in this annual report, and estimates and beliefs based on that data, may not be reliable. See “Cautionary Statement Regarding Forward-Looking Statements.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Item 3. Key Information—D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●	the strength of our brands;
●	changes in market trends and consumer preferences;
●	intense competition that our products, services and experiences face;
●	harm to our reputation that could adversely impact our ability to attract and retain consumers and wholesale partners, employees, brand ambassadors, partners, and other stakeholders;
●	reliance on technical innovation and high-quality products;
●	general economic and business conditions worldwide, including due to inflationary pressures;
●	the strength of our relationships with and the financial condition of our third-party suppliers, manufacturers, wholesale partners and consumers;
●	ability to expand our DTC channel, including our expansion and success of our owned retail stores and e-commerce platform;
●	our plans to innovate, expand our product offerings and successfully implement our growth strategies that may not be successful, and implementation of these plans that may direct divert our operational, managerial and administrative resources;
●	our international operations, including any related to political uncertainty and geopolitical tensions;
●	our and our wholesale partners’ ability to accurately forecast demand for our products and our ability to manage manufacturing decisions;
●	our third party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy
●	the cost of raw materials and our reliance on third-party manufacturers;
●	our distribution system and ability to deliver our brands’ products to our wholesale partners and consumers;
●	climate change and sustainability or ESG-related matters, or legal, regulatory or market responses thereto;
●	changes to trade policies, tariffs, import/export regulations and anti-competition regulations in the United States, EU, PRC and other jurisdictions, or our failure to comply with such regulations;

●	ability to obtain approvals from PRC authorities to list or remain listed on the U.S. exchanges and offer securities in the future;
●	ability to obtain, maintain, protect and enforce our intellectual property rights in our brands, designs, technologies and proprietary information and processes;
●	ability to defend against claims of intellectual property infringement, misappropriation, dilution or other violations made by third parties against us;
●	security breaches or other disruptions to our IT systems;
●	our reliance on a large number of complex IT systems;
●	changes in government regulation and tax matters;
●	our ability to remediate our material weakness in our internal control over financial reporting;
●	our relationship with ANTA Sports;
●	our expectations regarding the time during which we will be a foreign private issuer; and
●	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of an unanticipated event.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reason for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

In addition to the other information contained in this annual report, the following risk factors, as well as additional factors not presently known to us or that we currently deem to be immaterial, should be considered in evaluating our business. Our business, financial condition, or results of operations could be materially adversely affected as a result of any of these risks.

Risks Related to Our Business and Industry

Our business depends on the strength of our brands, and if we are not able to maintain and enhance our brands, our reputation and results of operations may be adversely affected.

Our iconic sports and outdoor brands, including Arc’teryx, Salomon, Wilson, Atomic and Peak Performance, are integral to our business and to the implementation of our strategies for expanding our business. We believe that the brand images we have cultivated have significantly contributed to the success of our business and are critical to maintaining and expanding our consumer base. Maintaining and enhancing our premium brands may require us to make substantial investments in areas such as product design, intellectual property, operations, marketing, supply chain (including raw materials, manufacturing and distribution), sustainability, environmental, social and governance (“ESG”), community relations, employee training and our direct-to-consumer (“DTC”) and wholesale distribution channels, including investments in additional distribution partnerships, the opening of new owned retail stores and new owned e-commerce websites, the inclusion of products on third-party e-commerce platforms, and other e-commerce projects, and these investments may not be successful.

We anticipate that, as our business continues to expand into new markets and new product categories, maintaining and enhancing our brands may become difficult and require expending significant resources. If these or similar efforts in the future are not successful, our brands may be adversely impacted. Even if such efforts are commercially successful, they may dilute our image in our brands’ respective core markets, including apparel, footwear, sports equipment, protective gear and accessories. In addition, our brands may be adversely affected if our public image or reputation is tarnished by negative publicity. Our brands currently have significant autonomy within the structure of the Amer group with respect to the implementation of their strategic goals. Decision makers at our respective brands could take actions that harm our overall reputation or lead to the loss of goodwill by wholesale partners and consumers. Likewise, the reputation of our brands could be damaged by adverse publicity regarding Amer Sports and if decision-makers of Amer Sports take actions that would be viewed negatively by our wholesale partners, consumers or the general public. Furthermore, our exposure to social media platforms may accelerate and aggravate such negative publicity. In addition, ineffective marketing, product diversion to unauthorized distribution channels, product defects, counterfeit products and failure or legal limitations to obtain, maintain, protect and enforce the intellectual property rights in our brands may threaten the strength of our brands, and those and other factors could diminish consumer confidence in us. Maintaining and enhancing our brands will depend largely on our ability to remain a leader in premium performance in the sports and outdoor industry and to continue to offer a range of high-quality products to our consumers, which we may not execute successfully. Any of these factors could harm our business, reputation, prospects, financial condition or operating results.

Changes in market trends and consumer preferences could adversely affect our financial results.

We are a consumer products company and the relative popularity of various sports and outdoor activities and changing design trends affect the demand for our products. Consumer preferences and, as a result, the popularity of particular designs and categories of apparel, footwear and accessories, generally change over time. Similarly, consumer preferences may also change as it relates to sporting equipment and protective gear, as interest in certain sports and outdoor activities may wane over time. Our success depends in part on our ability to promptly anticipate, understand and respond to changing apparel, footwear, sports equipment, protective gear and accessories trends, popularity in sports or outdoor activities and consumer preferences in a timely manner. Our efforts to maintain and improve our competitive position by monitoring and timely and appropriately responding to changes in consumer preferences, increasing brand awareness and enhancing the style, comfort, performance and/or perceived value of our products may not be successful. If we are unable to maintain or enhance the images of our brands or if we are unable to timely and appropriately respond to new competition, changing consumer preferences and evolving trends and interests (including due to product lead times which make it difficult to rapidly shift sourcing and manufacturing to align with such changes), consumers may consider our brands’ images to be outdated and associate our brands with styles and activities that are no longer popular, which would decrease demand for our products. In addition, we market our products globally through a diverse spectrum of advertising and promotional programs and campaigns, including social media, mobile applications and online advertising. If we do not successfully market our products or if advertising and promotional costs increase, these factors could have an adverse effect on our business. Such failures could result in loss of market share, reduced sales, excess inventory, trade name impairments, lower gross margin and other adverse impacts on our results of operations.

Our products, services and experiences face intense competition.

The sports and outdoor industry is highly competitive and fragmented both in the United States and worldwide. We compete internationally with a significant number of athletic and leisure apparel and footwear companies and sports equipment companies, including both private labels and large companies that have diversified lines of athletic and leisure apparel, footwear, sports equipment, protective gear and accessories, some of which have more resources or broader products lines. We also compete with other companies for the production capacity of third-party manufacturers that produce certain of our products. In addition, we and our third-party manufacturers compete with other companies and industries for raw materials used in our products. Our DTC brand platforms, both through our e-commerce operations and owned retail stores, also compete with multi-brand retailers, which sell our products through their digital platforms and physical stores. Furthermore, we believe that our wholesale partners face intense competition from other department stores, sporting goods stores, retail specialty stores, and online retailers, among others, which could negatively impact the financial stability of their businesses and their ability to conduct business with us.

Brand image and recognition, product offerings and quality, marketing expenditures (including expenditures for advertising and endorsements), innovation and design, sustainability, distribution, pricing, costs of production, customer service, e-commerce platforms, digital services and experiences and social media presence are areas of intense competition. These, in addition to ongoing rapid changes in technology, a reduction in barriers to the creation of new apparel and footwear companies and consumer preferences in the markets for apparel, footwear, sports equipment, protective gear and accessories constitute significant risk factors in our operations. In addition, the competitive nature of retail, including shifts in the ways in which consumers shop, and the continued proliferation of e-commerce, constitutes a risk factor impacting our DTC and wholesale operations. Some of our competitors have significant competitive advantages, including longer operating histories, larger and broader consumer bases, more established relationships with a broader set of suppliers, greater brand recognition, and greater financial, research and development, store development, marketing, distribution, and other resources than we do. If we do not adequately and timely anticipate and respond to our competition, our costs may increase, demand for our products may decline, possibly significantly, or we may need to reduce wholesale or suggested retail prices for our products.

Failure to continue to obtain or retain high-quality brand partners and ambassadors of our products could harm our business.

We establish relationships with professional and collegiate sports organizations, athletes, influencers and other brand ambassadors to develop, evaluate and promote our products, as well as establish product authenticity with consumers. However, as competition in the sports and outdoor industry has increased, the costs associated with establishing and retaining such sponsorships, partnerships and other relationships also have increased. If we are unable to maintain our current associations with such organizations or our brand ambassadors or to do so at a reasonable cost, we could lose the high visibility or on-field authenticity associated with our products, and we may be required to modify and substantially increase our marketing investments. Additionally, certain of our agreements with such organizations are subject to renewal in the near term, and there is no assurance we will renew such agreements on the same terms or at all. As a result, our brands, revenue, expenses and profitability could be harmed.

Furthermore, if certain brand ambassadors were to stop using our products contrary to their endorsement agreements, our business could be adversely affected. In addition, actions taken or statements made by athletes, teams or leagues, or other brand ambassadors, associated with our products or brand that harm the reputations of those brand ambassadors, could also seriously harm our brand image with consumers and, as a result, could have an adverse effect on our sales and financial condition. In addition, poor or non-performance by our brand ambassadors, a failure to continue to correctly identify promising athletes, public figures or sports organizations to use and endorse our products and brand, or a failure to enter into cost-effective endorsement arrangements with prominent athletes, public figures and sports organizations could adversely affect our brand, sales and profitability.

Harm to our reputation could adversely impact our ability to attract and retain consumers and wholesale partners, employees, brand ambassadors, partners, and other stakeholders.

Negative publicity or perceptions involving us and our brands, products, vendors, brand ambassadors, principal shareholders or marketing and other partners, or failure to detect, prevent, mitigate or address issues giving rise to reputational risk could adversely impact our reputation, business, results of operations and financial condition, and may adversely impact our ability to attract and retain employees, brand ambassadors, consumers and wholesale partners, sponsorships, partnerships, relationships with professional and collegiate sports leagues and other stakeholders. Issues that might pose a reputational risk include:

●	product liability, product recalls, and product boycotts including due to failure to obtain any applicable professional organization or safety or performance certifications;

●	product sponsorship and brand ambassador relationships, including those with athletes and celebrity brand ambassadors, professional and collegiate sports leagues, influencers or group affiliations;

●	public stances on controversial social or political issues;

●	our handling of issues relating to sustainability and ESG matters, including the transparency of setting or our progress toward sustainability and ESG expectations, goals and initiatives;

●	perceptions of our or our affiliates’ supply chain and sourcing practices, including due to geopolitical tensions;

●	perceptions of our principal shareholders;

●	our social media activity;

●	failure of our cybersecurity measures to protect against data breaches;

●	failure to comply with applicable laws, sanctions, trade or other regulations;

●	issues with management or other key personnel, as well as labor issues; and

●	any of the other risks enumerated in these risk factors.

Furthermore, the prevalence of social media and a constant, on-demand news cycle may accelerate and in the short-term increase the potential scope of any negative publicity we or others might receive and could increase the negative impact of these issues on our reputation, business, results of operations, and financial condition.

We rely on technical innovation and high-quality products to compete in the market for our products.

Technical innovation and quality management in the design and manufacturing processes of apparel, footwear, sports equipment, protective gear and accessories are essential to the commercial success of our products and development of new products. We must continue to invest in research and development in connection with the innovation and design of our products in order to attract and retain consumers. If we are unable to anticipate consumer preferences or industry changes, or if we are unable to introduce new products or modify our existing products on a timely basis, we may lose wholesale partners and consumers or become subject to greater pricing pressures. Our operating results would also suffer if our innovations and designs do not respond to the needs and demands of our wholesale partners and consumers, are not appropriately timed with market opportunities or are not effectively brought to market. Any failure on our part to innovate and design new products or modify existing products may harm our brand image and consumer demand for our products could decline and could result in a decrease in our revenue and an increase in our inventory levels.

In addition, we believe our wholesale partners and consumers view many of our products as premium quality. If we experience problems with the quality of our products, we may incur substantial expense to remedy the problems along with a loss of consumer confidence and loyalty, and consumers may also be unwilling to pay premium prices for such products. Additionally, if the quality of certain of our brands and/or certain of our brands’ products does not meet expectations, that could negatively impact consumer views about our other brands and/or such brands’ products as well. Any of these factors could negatively impact our business, results of operations and financial condition.

Economic uncertainty in our key markets may affect consumer purchases of discretionary items, which may adversely affect demand for our products.

Our products may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions and other factors such as consumer confidence in future economic conditions, fears of recession and trade wars, political turmoil, the availability and cost of consumer credit, higher consumer debt levels, levels of unemployment, inflationary pressures, lower corporate earnings and fluctuating interest, foreign currency exchange rates and tax rates.

The uncertain state of the global economy continues to impact businesses around the world, most acutely in emerging markets and developing economies. As global economic conditions continue to be volatile or economic uncertainty remains, including in light of the conflict in Ukraine, and with increasing inflation, trends in consumer discretionary spending also remain unpredictable and subject to reductions as a result of significant increases in employment, financial market instability, and uncertainties about the future. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products. Consumer demand for our products may decline as a result of store closures, an economic downturn, or economic uncertainty in our key markets, particularly in North America, Europe, and Asia, which in turn may result in reduced orders from wholesale partners and consumers for our products, order cancellations, lower revenue, higher discounts, increased inventories and lower gross margins. Our sensitivity to economic cycles and any related fluctuation in consumer demand may have a material adverse effect on our business, results of operations, and financial condition.

Inflationary pressures have and may continue to hamper our business.

Inflationary pressures, shortages in the labor market, and increased competition within and outside the sports and outdoor industry for talented employees may increase our labor costs, which could negatively impact our profitability. Labor shortages may also negatively impact us from servicing any demand that exists for our products or operating our manufacturing facilities efficiently. Further, inflationary pressures could increase other key costs, such as the cost of raw materials, operational expenses and costs of labor, which would make it harder to operate our business and maintain current profit margins.

Our financial success may be impacted by the strength of our relationships with our wholesale partners.

Our financial success is partially dependent on our wholesale partners continuing to carry our products and the success of these partners. A substantial amount of our sales are made through our wholesale partners, either directly or indirectly, who may decide to emphasize products from our competitors, to redeploy their retail floor space to other product categories, or to take other actions that reduce or discontinue their purchases of our products. Although we believe that our business relationships with our wholesale partners are positive, we cannot assure you that these business relationships will continue to generate satisfactory sales in the future. If any of our major wholesale partners fails to remain committed to our products or brand, then these partners may reduce or discontinue purchases from us, which could adversely impact our business.

If we face supply chain difficulties or other delays in our manufacturing and distribution channels and if we cannot fill our wholesale partners’ orders in a timely manner, the sales of our products and our relationships with those partners may suffer, and this could have a material adverse effect on our ability to grow our product lines and our results of operations. Many of our wholesale partners also compete with each other, and if they perceive that we are offering their competitors better pricing and support, they may reduce or discontinue purchases of our products. In addition, we compete directly with our wholesale partners by selling our products to consumers through our DTC channel. If our wholesale partners believe that our DTC channel diverts sales from their stores, this may weaken our relationships with our partners and cause them to reduce or discontinue purchases of our products. In addition, if we fail to accurately identify the needs of our partners, our partners fail to accept new products or product line expansions or attribute premium value to our new or existing products or product line expansions relative to competing products or if we fail to obtain shelf space from our wholesale partners (whether by our competitors introducing new products or otherwise), our sales, business, results of operations and financial condition may be adversely impacted.

We may be adversely affected by the financial health of our wholesale partners and consumers.

We generally do not have long-term contracts with our wholesale partners, and sales to our wholesale partners are generally on a per-purchase basis. To assist in the scheduling of production and the shipping of our products, we offer the majority of our wholesale partners the opportunity to place orders several months ahead of delivery under our pre-order program. Sales to our wholesale partners are generally on an order-by-order basis and these advance orders may be canceled under certain conditions, and the risk of cancellation may increase when dealing with financially unstable retailers or retailers struggling with economic uncertainty. We also extend credit to our wholesale partners based on an assessment of such retailer’s financial condition, generally without requiring collateral. While we do not have significant concentration among our wholesale partners as of December 31, 2023, our largest single customer accounted for 4.0% of total accounts receivable and our 20 largest wholesale partners accounted for 31.7% of total accounts receivable. Some of our retailers have in the past, and may in the future, experience financial difficulties, including bankruptcies, which have had and could have an adverse effect on our sales, our ability to collect on receivables and our financial condition.

In addition, we and our wholesale partners could face risks from a decline in the overall level of consumer retail spending, and a weak retail environment could impact consumer traffic in the stores of our wholesale partners and also adversely affect our revenue. Moreover, traditional brick-and-mortar retail channels have experienced low growth or declines in recent years and recent trends have increased permanent and temporary store closures. Recent years have also seen shifts in consumer preferences and purchasing practices, which may increase the difficulty for us to retain and grow our consumer base through our wholesale partners. If and when the retail economy weakens or as consumer behavior shifts, retailers may be more cautious with orders. A slowing or changing economy in our key markets could adversely affect the financial health of our wholesale partners, which in turn could have an adverse effect on our results of operations and financial condition. In addition, product sales are dependent in part on high-quality merchandising and an appealing retail environment to attract consumers, which requires continuing investments by retailers. Retailers that experience financial difficulties may fail to make such investments or delay them, resulting in lower sales and orders for our products. These and other risks could adversely affect our business, results of operations and financial condition.

Our growth strategy involves the continued expansion of our DTC channel, including our owned retail stores and e-commerce platform, which may present risks and challenges.

Our business involves distributing products on a wholesale basis for resale through our wholesale partners and also includes a multi-channel experience, including owned retail stores, which we operate in 24 countries, and e-commerce websites that are owned and operated by us. Growing our e-commerce platforms and the number of physical stores we operate is essential to our growth strategy, as is innovating and expanding our product offerings available through these channels. Sales in our DTC channel continue to grow, which may expose us to other risks, including those relating to continuing to grow brand awareness. This strategy has, and will continue to require significant investment in cross-functional operations and management focus, along with investment in supporting technologies and retail store spaces. If we are unable to provide a convenient and consistent experience for our consumers, our ability to compete and our results of operations could be adversely affected. In addition, if our e-commerce platform design does not appeal to our consumers, function reliably and conveniently, or maintain the privacy and security of consumer data, or if we are unable to consistently meet our brand promise to our consumers, we may experience a loss of consumer confidence or sales, including as a result of losing repeat consumers, or be exposed to fraudulent purchases, cyberattacks or other issues which could adversely affect our reputation and results of operations. Our growth in the DTC channel may also negatively impact our relationships with existing wholesale partners.

As of December 31, 2023, we operate our e-commerce digital platforms in approximately 20 countries, where we generally also operate in through our wholesale channel, and we are planning to expand our e-commerce platform to other geographies. Existing and additional countries may impose different and evolving laws governing the operation and marketing of e-commerce websites, as well as the collection, storage and use of information on consumers interacting with those websites. We may incur additional costs and operational challenges in complying with these laws, and differences in these laws may cause us to operate our businesses differently in different territories. If so, we may incur additional costs and may not realize benefits from our investment in our international expansion. We are also exposed to the risk of fraudulent domains or websites pretending to sell our products, when they are in reality phishing websites or imitator domains, and we might be unable to stop those websites from operating in due time, or permanently due to regulatory or factual constraints.

Our revenues depend in part on the success of our retail stores, including related to volume of traffic to its stores and the availability of suitable lease space.

A portion of our revenues are DTC sales through stores operated by our brands. In order to generate consumer traffic, we locate many of our stores in prominent locations generally within successful retail shopping centers or in fashionable shopping districts. Our stores benefit from the ability of the retail center and other attractions in an area to generate consumer traffic in the vicinity of our stores. Part of our future growth is significantly dependent on our ability to operate stores in desirable locations with capital investment and lease costs providing the opportunity to earn a reasonable return. We cannot control the development of new shopping centers or districts; the availability or cost of appropriate locations within existing or new shopping centers or districts; competition with other retailers for prominent locations; or the success of individual shopping centers or districts. As we seek to expand the number of our brands’ retail stores, we may spend significant time and resources exploring locations that are not suitable or that we are unable to secure, whether due to financing, political constraints, or other factors. We may be unable to successfully open new store locations in existing or new geographies in a timely manner, if at all, which could harm our results of operations. Existing store locations may also become unsuitable due to, and our sales volume, consumer traffic and profitability generally may be harmed by, among other things: economic downturns in a particular area, competition from nearby retailers, changing consumer demographics in a particular market, changing lifestyle choices of consumers in a particular market, and the closing or decline in popularity of other businesses located near our stores. Changes in areas around our store locations that result in reductions in consumer foot traffic or otherwise render the locations unsuitable could cause our sales, business and results of operations to be less than expected. Further, if we are unable to renew or replace our existing store leases or enter into leases for new stores on favorable terms, or if we violate the terms of our current leases, our growth and profitability could be harmed.

Additionally, as we grow our retail store footprint, there is a risk that we will increase sales in retail stores at the expense of our wholesale business and/or our e-commerce DTC sales. All of these factors may impact our ability to meet our growth targets and could have a material adverse effect on our financial condition or results of operations.

We face risks associated with the acquisition and divesture of businesses.

We have expanded our products and markets in part through strategic acquisitions and may continue to do so in the future, depending on our ability to identify and successfully pursue suitable acquisition candidates. Acquisitions involve numerous risks, including risks inherent in entering new markets in which we may not have prior experience; potential loss of significant customers or key personnel of the acquired business; not obtaining the expected benefits of the acquisition on a timely basis or at all; managing operations in new geographies; and potential diversion of management’s attention from other aspects of our business operations. Acquisitions may also cause us to incur debt or result in dilutive issuances of our equity securities, write-offs of goodwill and substantial amortization expenses associated with other intangible assets. We may not be able to obtain financing for future acquisitions on favorable terms, making any such acquisitions more expensive. Any such financing may have terms that restrict our operations. We may not be able to successfully integrate the operations of any acquired businesses into our operations and achieve the expected benefits of any acquisitions, and certain acquisitions or divestitures may not have the desired effect of enhancing the status of our portfolio of brands. Our acquisitions and our divestitures have in the past resulted in, and could in the future result in, exposure to contingent or unexpected liabilities, such as litigation, indemnification claims, regulatory claims and earn-out obligations.

We may not consummate a potential acquisition for a variety of reasons, but still incur material costs in connection with an acquisition that we cannot recover. The failure to successfully integrate newly acquired businesses or achieve the expected benefits of strategic acquisitions in the future, or consummate a potential acquisition after incurring material costs, could have an adverse effect on our business, results of operations and financial position.

In addition, we have divested, and may divest in the future, businesses, brands and assets as part of ongoing efforts to refine our portfolio and redefine our strategic priorities. These divestitures may adversely affect our business, results of operations or financial condition if we are unable to offset the dilutive impacts from the loss of revenue associated with the divested businesses, brands or assets or otherwise achieve the anticipated benefits or cost savings from the divestitures. Furthermore, businesses, brands or assets under consideration for, or otherwise subject to, divestiture may be adversely impacted prior to completion of the divestiture, which could adversely affect our business, results of operations or financial condition.

Our plans to innovate, expand our product offerings and successfully implement our growth strategies may not be successful, and implementation of these plans may divert our operational, managerial and administrative resources, which could harm our competitive position and reduce our revenue and profitability.

Our future success depends, in large part, on our ability to implement our growth strategies, including expanding our brands’ product offerings to capture additional market share, continuing to engage in consumer acquisition and retention efforts that drive long-term consumer and wholesale partner relationships and continuing to grow our business. Our ability to implement these growth strategies depends, among other things, on our ability to:

●	expand our product offerings;
●	increase our brand recognition by effectively implementing our multi-channel strategy alongside our network of wholesale partner relationships without compromising our premium consumer experience;
●	expand the geographic reach of our brands;
●	increase consumer engagement with our digital platforms;
●	leverage our investments in our human capital and operational infrastructure to drive traffic and consumer acquisition;
●	expand and diversify our wholesale channel while continuing to expand our DTC channel, including increasing our number of retail stores;
●	enter into distribution and other strategic arrangements with potential distributors of our products in order to better influence consumer experience at better cost efficiency and manage risks associated with third-party distributors; and

●	develop and grow our own manufacturing facilities, third-party sourcing and logistics footprint.

The principal risks to our ability to successfully carry out our plans to expand our product offering include:

●	if our expanded product offerings fail to maintain and enhance our distinctive brand identities and premium quality, our brand images may be diminished, and our sales may decrease;
●	our innovations in apparel, footwear, sports equipment, protective gear and accessories may fail to be financially viable or may not be well received by our consumers or the market;
●	implementation of our plans may divert management’s attention from other aspects of our business and place a strain on our management, operational and financial resources, as well as our information systems;
●	entrance into joint ventures may face risks related to governance of the venture, strategic misalignment, termination or exit, among others; and
●	incorporation of novel materials or features into our apparel, footwear, sports equipment, protective gear and accessories may not be accepted by our consumers or may be considered inferior to similar products offered by our competitors.

Moreover, our ability to successfully implement our growth strategies and carry out our plans to expand our product offerings may be affected by economic and competitive conditions, changes in consumer spending patterns and changes in consumer preferences and styles. We may invest in technology, infrastructure, new businesses, product offerings and manufacturing innovation and expansion of existing business, such as our DTC operations, and such significant investments are subject to typical risks and uncertainties inherent in developing a new business or expanding an existing business. These plans could be abandoned, could cost more than anticipated, could impact the quality of our products and could divert resources from other areas of our business, any of which could negatively impact our competitive position and reduce our revenue and profitability.

Expanding our product offerings may also require that we develop additional in-house manufacturing capability, either by expanding our existing manufacturing facilities or building new facilities. There is a risk that we will be unable to develop and maintain the capacity or other capabilities necessary for us to implement our business plan. Additionally, we may need to hire additional employees as we scale our operations or increase the size of our retail footprint and otherwise pursue our growth strategies. We may face difficulties and added expenses increasing the number of employees in the current market, due to factors such as wage inflation and a limited labor market, among others. If we are unable to scale our manufacturing capability and increase the number of employees to meet our expected growth, we may be unable to provide for appropriate supply of products in a timely manner and on a cost-effective basis and meet consumer demand for customer service, and as a result, our revenue and results of operations would be affected adversely.

Counterfeit or “knock-off” products may siphon off demand we have created for our brands’ products, and may result in consumer confusion, harm to our brands, a loss of our market share, and/or a decrease in our results of operations.

We face competition from counterfeit or “knock-off” products manufactured and sold by third parties that infringe, misappropriate or otherwise violate our intellectual property rights, as well as from products that are inspired by our brands’ products in terms of design and style, including private label offerings by retailers. In the past, third parties have established websites to target users on social media platforms with “look alike” websites intended to trick users into believing that they were purchasing our brands’ products at a steep discount. Some individuals who actually made purchases from such “look alike” websites believed they had purchased from our actual website and subsequently submitted complaints to us.

These activities of third parties may result in consumer confusion, require us to incur additional administrative costs to manage consumer complaints related to counterfeit goods, divert consumers from us, cause us to miss out on sales opportunities, and result in a loss of our market share. We could also be required to increase our marketing and advertising spend. If consumers are confused by these other products and believe them to be actual products sold by our brands, we could be forced to deal with dissatisfied consumers who mistakenly blame us for poor service or poor-quality goods.

In addressing these or similar issues in the future, we may also be required to incur substantial expense to protect our brands and enforce our intellectual property rights, including through legal action in the United States or in foreign countries, which could negatively impact our results of operations and financial condition.

These and similar “counterfeit” issues could reoccur and could again result in consumer confusion, harm to our brands, a loss of our market share, and/or a decrease in our results of operations.

Certain of our brands’ products carry warranties, which may result in an increase to our expenses in the event of warranty claims.

Many of our brands’ products are generally used in outdoor activities, sometimes in severe conditions. Product recalls or product liability claims resulting from the failure, or alleged failure, of our brands’ products could have a material adverse effect on the reputation of our brands and result in additional expenses. Many of our brands’ products also carry warranties for defects in quality or workmanship. The Company provides product warranties on many products. Many of these product warranties are limited in time to one to two years, but certain of our brands issue longer warranties on specific products. For example, Arc’teryx provides warranties on its packs, accessories and apparel for the “Practical Product Lifespan” which can be an extended period, such that warranty claims for such products may be brought many years after the product was sold. We maintain a warranty reserve for estimated future warranty claims, but the actual costs of servicing future warranty claims may exceed the reserve which could adversely affect our business, results of operations and financial condition.

Our international operations involve inherent risks which could result in harm to our business.

The majority of our products are sourced from a network of suppliers, predominantly in the Asia Pacific region, including Greater China, with the remaining from EMEA, and the Americas, and our products are sold around the world. Accordingly, we are subject to the risks generally associated with global trade and doing business abroad, which include foreign laws and regulations, varying consumer preferences across geographic regions, political unrest, disruptions or delays in cross-border shipments and changes in economic conditions in countries in which our products are manufactured or where we sell products. This includes, for example, the changes to the legal and regulatory framework that apply to the United Kingdom (the “UK”) and its relationship with the European Union (the “EU”), as well as new and proposed changes affecting tax laws and trade policy in the United States and elsewhere, as further described below under “—Risks Related to Our Financial, Accounting and Tax Matters—We could be subject to changes in tax laws, tax regulations and tax treaties, including their interpretation and application, in the Cayman Islands, Finland, Germany, the United States, the PRC, or any other country in which we operate, which could result in additional tax liabilities or increased volatility in our effective tax rate” and “—Risks Related to Litigation and Regulation—Changes to trade policies, tariffs, import/export regulations and anti-competition regulations in the United States, EU, PRC and other jurisdictions, or our failure to comply with such regulations, may have a material adverse effect on our reputation, business, financial condition and results of operations.” We also generate a significant portion of our revenue from sales in the People’s Republic of China (the “PRC” and only in the context of describing PRC laws, regulations and other legal or tax matters in this annual report, excludes Hong Kong, Macau and Taiwan). See “—We face risks associated with our business in the PRC.” There could be legislative actions limiting outsourcing manufacturing and production activities to foreign jurisdictions, including through tariffs or penalties on goods manufactured outside the United States, which may require us to change the way we conduct business and adversely affect our business, results of operations and financial condition.

Our ability to sell products in certain markets, demand for our products in certain markets, our ability to collect accounts receivable, our or our third-party manufacturers’ ability to procure raw materials or manufacture products, distribution and logistics providers’ ability to operate, our ability to operate brick and mortar stores, our workforce, and our cost of doing business (including the cost of freight and logistics) may be impacted by these events should they occur and changing laws and regulations. Our exposure to these risks is heightened in the PRC, where a significant portion of our third-party manufacturing is located. Should certain of these events occur in the PRC, they could cause a substantial disruption to our business and have a material adverse effect on our financial condition, results of operations and cash flows.

In addition, disease outbreaks, such as the COVID-19 pandemic or future pandemics and public health crises, terrorist acts and political or military conflict, such as the conflict in Ukraine, have increased the risks of doing business abroad. Such political and economic instability, and any resulting negative sentiment toward the countries where we operate, sell or have our products manufactured, could interrupt our ability to operate internationally. These factors, among others, could affect our ability to manufacture products or procure materials, our ability to import finished products, our ability to move and store products, our ability to sell products in international markets and our cost of doing business.

We face risks associated with our business in the PRC.

For the year ended December 31, 2023, 18.2% of our revenue was derived from sales in the PRC. In addition to our sales activity, we have key suppliers and manufacturing facilities in the PRC, and approximately 29.5% of our products sourced from third-party suppliers were manufactured in the PRC in 2023. Additionally, ANTA Sports, our largest shareholder, has significant operations in the PRC and has a principal place of business in the PRC, as well as management and directors that are PRC citizens or domiciled in the PRC. As a result, our business is subject to risks associated with doing business in the PRC, including but not limited to, a general climate of economic, political and social conditions, including with respect to future regulatory, policy and legislative developments, increased costs and uncertainties associated with enforcing contractual obligations in the PRC and increasingly strengthening intellectual property protection system in the PRC, each of which could adversely impact our business, results of operations and financial condition.

The PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, and such measures and policies relating to such measures are evolving and subject to change. The PRC government has significant authority to exert influence on the ability of companies with Chinese operations to conduct their business. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release additional regulations or policies that directly or indirectly affect the sports and outdoor industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation.

The PRC legal system is a civil law system based on written statutes, where prior court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations and enforcement of many laws, regulations and rules involves uncertainties. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on our suppliers and manufacturing operations. Any changes in policies in the PRC governing the regulation of our products, tariffs, imports and exports, taxation, inflation, environmental regulations, foreign currency exchange rates, the labor market, property or financial regulation may have an adverse effect on our business, results of operations and financial condition.

More broadly, while the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in the PRC, in the policies of the PRC government or in the laws and regulations in the PRC could have an adverse effect on the overall economic growth of the PRC. Such changes could also adversely affect our business and operating results, lead to reduction in demand for our products and adversely affect our competitive position. In addition, changes in the political climate or trade policy of any other countries or regions, such as increased duties or tariffs on imports from the PRC, may adversely affect our business. For more discussion of the risks related to our Chinese operations, see “—Risks Related to Litigation and Regulation—There remain some uncertainties as to whether we will be required to obtain approvals from PRC authorities to list or remain listed on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval.”

Risks Related to Our Distribution Network and Suppliers

Our business or our results of operations could be harmed if we or our wholesale partners are unable to accurately forecast demand for our products or if we are unsuccessful at managing product manufacturing decisions.

To ensure adequate inventory supply, we and our wholesale partners forecast inventory demand, which is subject to many factors, including seasonal and quarterly variations, changing consumer preferences or product trends, product introductions by competitors, unanticipated changes in general market conditions, declines in overall consumer spending, and weakening of economic conditions or consumer confidence in future economic conditions. Like our competitors, we have an extended design, development, manufacturing and logistics process, which involves the initial design and development of our products, the purchase of raw materials, the production of finished goods, the accumulation and subsequent sale of inventories, and the collection of the resulting accounts receivable. This production cycle requires us to incur significant expenses relating to the design, development, manufacturing, distributing and marketing of our products, including product development costs for new products, in advance of the realization of any revenue from the sale of our products, and results in significant liquidity requirements and working capital fluctuations throughout our fiscal year. Because the production cycle typically involves long lead times, which requires us to make manufacturing decisions several months in advance of an anticipated purchasing decision by the consumer, it is challenging for us to estimate and manage our inventory and working capital requirements, and as such challenges have been, and could in the future be, exacerbated by global supply chain issues. If we fail to accurately forecast demand or our inventory and working capital requirements, we may experience excess inventory levels or a shortage of product to deliver through our DTC channel and to our wholesale partners. In addition, our wholesale partners may fail to accurately forecast the demand for our products and may purchase an insufficient amount of our products or may accumulate excess inventory, each of which could negatively impact our business, brand and results of operations.

If we underestimate the demand for our products, we may not allocate sufficient budgetary resources and may not be able to produce or source products to meet our wholesale partner requirements, and this could result in delays in the shipment of our products and our failure to satisfy demand, as well as damage to our reputation and wholesale partner relationships. If our wholesale partners underestimate the demand for our products, they may not have enough products on hand to satisfy demand in a timely fashion and sales opportunities may be lost. If we or our wholesale partners overestimate the demand for our products, we or our wholesale partners could face inventory levels in excess of demand, which could result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would harm our gross margins and our brand management efforts. The difficulty in forecasting demand also makes it difficult to estimate future revenue, costs and cash flows from period to period, which could result in the misallocation of our resources. In addition, these and other factors, including failures to accurately predict the level of demand for our products and future revenue, costs and cash flows, could cause a decline in revenue and harm our business, operating results and financial condition.

The operations of our suppliers and third-party manufacturers are subject to additional risks that are beyond our control, including those that may result in significant disruptions in supply, and that could harm our business, financial condition and results of operations.

We rely on our suppliers and, while we have multiple suppliers available for the majority of our product components, certain of our suppliers are the sole source for specific components of our apparel, footwear, sports equipment, protective gear and accessories. For example, Gore-Tex is used in certain Arc’teryx, Salomon, Peak Performance and Atomic products. We have in the past experienced significant disruptions as a result of global supply chain issues and there can be no assurance that there will not be a further disruption in the supply of raw materials or other products from current suppliers or, in the event of a disruption, that we would be able to locate alternative suppliers of materials or products of comparable quality at an acceptable price, in a timely manner or at all. Identifying a suitable supplier is a resource-intensive process that requires us to become satisfied with their technical capabilities, quality control, responsiveness and service, financial stability, regulatory compliance and labor and other ethical practices. Even if we are able to expand existing or find new manufacturing or component sources, we may encounter delays in production and added costs as a result of the time it takes to train our suppliers and manufacturers in our methods, products, and quality control standards. Delays related to supplier changes could also arise due to an increase in shipping times if new suppliers are located farther away from our markets or from other participants in our supply chain. In addition, freight capacity issues continue to persist worldwide as there is much greater demand for shipping and reduced capacity and equipment.

The majority of our manufacturing and finished goods as well as raw material suppliers are located outside the United States. In addition, we work with select third-party distributors, especially in the initial stages of expansion for highly complicated products and in new markets, and because we ultimately do not control those third parties, we are subject to additional risks as a result of such relationships. Moreover, in 2023 approximately 29.5% of our apparel, footwear, sports equipment, protective gear and accessories products sourced from third-party suppliers were manufactured in the PRC, with the remainder being produced in other Asian countries, North America and Europe. We experienced disruptions to our footwear business due to COVID-19 lockdowns adversely affecting certain of our suppliers in Asia. Many of our products are manufactured by third-party manufacturers. As a result of our international suppliers and third-party manufacturers, we are subject to risks associated with doing business in multiple jurisdictions, including:

●	political unrest, terrorism, labor disputes and economic instability resulting in the disruption of trade from foreign countries in which our products are manufactured;
●	wholesale partner or consumer boycotts due to ethical, environmental or political issues in certain countries we do business with, such as for example, human rights and labor concerns in Asia, or product-related environmental concerns;
●	compliance with existing and new laws and regulations, including those relating to labor conditions and workplace safety, environmental protection, chemical regulation, quality and safety standards, sustainability, ESG, transparency (the EU Corporate Sustainability Reporting Directive and other related EU directives or regulations), imports, duties, taxes and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds;
●	risks associated with doing business in or with the PRC, including as a result of the trade conflict, or other conflicts, between the United States and the PRC;
●	reduced protection for intellectual property rights, including patent and trademark protection, in some countries;
●	disruptions or delays in shipments and supply chains globally; and
●	changes in local economic conditions in countries where our manufacturers, suppliers, wholesale partners or consumers are located.

In particular, compliance with the sanctions and customs trade orders could affect the sourcing and availability of raw materials used by our suppliers in the manufacturing of certain of our products. Our ability to successfully import such materials may be adversely affected by changes in jurisdictions’ laws. See “—Increasing restrictions or additional requirements on products from certain areas, such as the U.S. Uyghur Forced Labor Prevention Act, may require us to incur additional costs, disrupt our value chain, or otherwise adversely impact our operations and financial condition.” There are also increasing expectations in various jurisdictions that companies proactively monitor the environmental and social performance of their value chain, including compliance with a variety of labor practices and human rights considerations, as well as consideration of a wider range of potential environmental and social matters, including the end-of-life considerations for products. For example, various jurisdictions have adopted, or are considering adopting, regulations that would require organizations to, among other things, conduct due diligence to identify certain environmental and human rights risks in their supply chains and take steps to mitigate any such risks identified. We have been and may continue to be subject to costs associated with such regulations, as well as any future regulations on the provenance of products or their component parts or materials, including for the diligence pertaining to these matters and the cost of remediation and other changes to products, processes, or sources of supply as a consequence of such verification activities. The impact of such regulations may result in a limited pool of acceptable suppliers, and we cannot be assured that we will be able to obtain products in sufficient quantities or at competitive prices. Additionally, because our supply chain is complex, we may face regulatory challenges in complying with applicable sanctions and trade regulations and reputational challenges with our consumers and other stakeholders if we are unable to sufficiently verify the origins for the materials used in the products we sell. Even if we comply with applicable regulations, we may be subject to additional expectations and scrutiny from investors, business partners, wholesale partners, consumers or other stakeholders on our environmental and human rights practices. These expectations are evolving quickly, and their application can involve substantial subjective determinations based on the context of specific circumstances. As such, certain of our actions or decisions, either currently or in the future, may be perceived to not align with best practices or stakeholder expectations, which could damage our reputation or otherwise adversely impact our business.

We also face risks from potential employment shortages for our supply operations as potential employees in certain geographies pursue opportunities outside of our and our suppliers’ industries. Any potential employment shortages may increase costs for our supplier and manufacturing partners and may limit our ability to scale our warehouse and factory operations efficiently. Increased costs in production may limit our profitability and may adversely impact our business, results of operations and financial condition.

These and other factors beyond our control could interrupt our suppliers’ production in offshore facilities, influence the ability of our suppliers to export our products cost-effectively or at all and inhibit our suppliers’ ability to procure certain materials, along with delays, interruptions or increased costs in supply or manufacturing of our goods, could harm our business, financial condition and results of operations.

Increasing restrictions or additional requirements on products from certain areas, such as the U.S. Uyghur Forced Labor Prevention Act, may require us to incur additional costs, disrupt our value chain, or otherwise adversely impact our operations and financial condition.

Various jurisdictions where we import or sell our products have imposed restrictions on, or additional requirements for, products based on their provenance or the origins of certain of their component parts. For example, in December 2021, the U.S. Congress passed the Uyghur Forced Labor Prevention Act (the “UFLPA”), which act imposes a presumptive ban on the import of goods to the United States that are made, wholly or in part, in the Xinjiang Uyghur Autonomous Region (the “XUAR”) or by certain other designated persons and entities. The XUAR is the source of large amounts of cotton and textiles for the global apparel and footwear supply chain. Although our policy is to prohibit the use of forced labor in our supply chain, we have previously been and may in the future be subject to allegations that our products contain components or raw materials from the XUAR and we cannot assure you that our affiliates may not also be subject to similar allegations. Furthermore, the U.S. Customs and Border Protection (the “CBP”) issued a region-wide withhold release order (“WRO”) in January 2021, imposing import restrictions on cotton products produced in the XUAR. As a result of the UFLPA and WRO, materials we import into the United States have in the past been, and could in the future be, held by the CBP based on a suspicion that they originated from the XUAR or that they may have been produced by suppliers accused of participating in forced labor, pending our providing clear and convincing evidence to the contrary. While the UFLPA has not had a material impact on our results of operations, overcoming the presumptive ban in the UFLPA can be a time- and information-intensive process, which may require additional costs and can ultimately be unsuccessful. Even if such costs are incurred, we may not always be able to obtain sufficient information. Such a process could result in a delay or complete inability to import such materials (including potentially non-cotton materials), which could result in inventory shortages or greater supply chain compliance costs. We could also be subject to penalties or fines if our imports are found to have been in violation of the UFLPA or other customs-related laws and regulations. Even if we are not subject to any fines or penalties, any perceived link between our or our principal shareholder’s products and the XUAR, designated entities, or labor practices not in keeping with industry expectations may result in increased costs, affect our business and damage our reputation. Moreover, compliance with the UFLPA or other similar current or proposed requirements, including the European Union Forced Labor Ban Proposal, may have other effects on the global supply chain, the price and scarcity of traceable cotton or other materials of focus, and could lead to increases in our cost of goods sold, which may adversely impact our profitability.

The cost of raw materials could increase our cost of goods sold and cause our results of operations and financial condition to suffer.

The raw materials used in our supply chain include synthetic fabrics and natural products, including blend fabrics, nylon, polyester, down and cotton, as well as plastics, rubber, carbon and metals. Significant price fluctuations, including as a result of inflation, or shortages or the cost of these raw materials may increase our cost of goods sold and cause our results of operations and financial condition to suffer.

Additionally, increasing costs of labor, freight and energy could increase our and our suppliers’ cost of goods. If our suppliers are affected by increases in their costs of labor, freight and energy (for example, because of rising global energy prices, increased global worker shortages impacting shipping and ports, truck driver shortages, increased congestion or other disruptions affecting the global distribution chain), they may attempt to pass these cost increases on to us. If we pay such increases, we may not be able to offset them through increases in our pricing, which could adversely affect our results of operation and financial condition.

Our business is subject to risks due to our reliance on third-party manufacturers.

We rely upon third-party manufacturers, which we do not own or operate, for the sourcing of certain of our products, including apparel, footwear, sports equipment, protective gear and accessories including helmets, goggles, poles, tennis rackets, baseball bats, boots and balls, among others. Our ability to meet our wholesale partners’ and our consumers’ needs depends on our ability to maintain a steady supply of products from our third-party manufacturers. While our agreements with our suppliers are generally fixed price arrangements on a purchase order basis that renew annually, if one or more of our significant suppliers were to sever their relationship with us or significantly alter the terms of our relationship, including due to changes in applicable trade policies, or be unable to perform, we may not be able to obtain replacement products in a timely manner, which could have an adverse effect on our business operations, sales, financial condition or results of operations. Additionally, if any of our third-party manufacturers fail to make timely shipments, do not meet our quality standards or otherwise fail to deliver us product in accordance with our plans, it could result in lost sales, added costs and distribution delays that could harm our business and wholesale partner and consumer relationships.

Certain of our third-party manufacturers are highly specialized and only produce a specific type of product. Such third-party manufacturers may go out of business if consumer preferences or market conditions change such that there is no longer sufficient demand for the types of products they produce. If, in the future, the relevant products are again in demand and the specialized third-party manufacturers no longer exist, we may not be able to locate replacement facilities to manufacture certain products in a timely manner or at all, which could have an adverse effect on our sales, financial condition or results of operations.

If we encounter problems with our distribution system, our ability to deliver our brands’ products to the market could be adversely affected.

We rely on leased and owned Amer Sports-operated distribution facilities, as well as an ANTA Sports distribution facility in the PRC and certain third-party facilities, to warehouse and ship product to our wholesale partners and consumers. Our distribution system includes computer-controlled and automated equipment, which may be subject to a number of risks related to security or computer viruses, the proper operation of software and hardware, power interruptions or other system failures. Because substantially all of our brands’ products are distributed from a relatively small number of locations, our operations could also be interrupted by earthquakes, floods, fires or other natural disasters or other events outside our control affecting our warehouses or distribution centers, including political or labor instability. Additionally, since we share distribution warehouses among brands, a disruption at one distribution center may impact deliveries and shipments for numerous brands. We maintain business interruption insurance under our property insurance policies, but it may not adequately protect us from the adverse effects that could be caused by significant disruptions in our distribution facilities. In addition, our distribution capacity is dependent on the timely performance of services by third parties, including the transportation of product to and from its distribution facilities. If we encounter problems with our distribution system, our ability to meet consumer expectations, manage inventory, complete sales and achieve operating efficiencies could be materially adversely affected.

We distribute our products to our wholesale partners and consumers directly from the factory and through distribution centers located throughout the world. Our ability to meet consumer expectations, manage inventory, complete sales and achieve objectives for operating efficiencies and growth, depends on the proper operation of our distribution facilities, the development or expansion of additional distribution capabilities and the timely performance of services by third parties, including those involved in shipping product to and from our distribution facilities. In addition, our property damage, business interruption and other insurance policies may not adequately protect us from adverse effects caused by significant disruptions to our distribution facilities. Any negative impacts to our distribution facilities could result in an adverse effect on our business, results of operations and financial condition.

The success of our business depends, in part, on competent employees including key personnel as well as our ability to maintain our workplace culture and values.

Our success depends in part on the continued service of competent employees, including key executive officers and personnel. The loss of the services of key individuals, or any negative perception with respect to these individuals, or our workplace culture or values, could harm our business. Our success also depends on our ability to recruit, retain and engage our personnel sufficiently, both to maintain our current business and to execute our strategic initiatives. Competition for employees in the sports and outdoor industry is intense and we may not be successful in attracting and retaining such personnel. Changes to our current and future office environments or adoption of a new work model that expects employees to work on-site for a specified number of days with some flexibility to work remotely on other days, may not meet the needs or expectations of our employees or may not be perceived as favorable compared to other companies’ policies, which could negatively impact our ability to attract, hire and retain our employees. We also believe that our corporate culture has been a key driver of our success, and we have invested substantial time and resources in building, maintaining and evolving our culture. Any failure to preserve and evolve our culture could negatively affect our future success, including our ability to retain and recruit employees.

Some employees at our own manufacturing facilities and distribution centers are subject to collective bargaining agreements. For example, the employees at our Wilson brand Ohio manufacturing facility as well as the employees at our facilities in Austria, France and Germany, are subject to a collective bargaining agreement. Labor disputes with these employees may have a material adverse effect on our business, potentially resulting in canceled orders by wholesale partners or consumers, inability to fulfill potential e-commerce demand, unanticipated inventory accumulation and reduced revenue and net income. In addition, if we fail to mitigate labor disputes, fail to properly hire and dismiss employees as needed or fail to comply with labor laws, which differ by location and jurisdiction and are rapidly changing, our risk of litigation may increase, which would cause us to incur additional costs.

We have not obtained key person life insurance policies on any members of our senior management team. As a result, we would not be protected against the associated financial loss if we were to lose the services of members of our senior management team.

Climate change, or legal, regulatory or market responses thereto, may have an adverse impact on our business and results of operations.

A significant majority of the scientific community has concluded that increased levels of carbon dioxide and other greenhouse gases in the atmosphere have caused, and are expected to continue to cause, potentially at a growing rate, increases in global temperatures, changes in weather (including precipitation and temperature) patterns and increasingly frequent, prolonged, and/or more intense extreme weather and climate events. For more information, see “—Extreme weather conditions and natural disasters could negatively impact our operating results and financial condition.” Climate change may also exacerbate challenges relating to the availability and quality of water and raw materials, including those used in the production of our products, and may result in changes in regulations or consumer preferences, or changes in the availability and/or cost of capital and insurance, which could in turn affect our business, operating results and financial condition. In addition, governmental authorities in various countries have proposed, and are likely to continue to propose, legislation and regulation to reduce or mitigate the impacts of climate change. Various countries and regions are following different approaches to the regulation of climate change, which could increase the complexity of, and potential cost related to complying with, such regulations. Failure to monitor, adapt, build resilience and develop solutions against the physical and transitional impacts from climate change, including any differences between what climate impacts we believe may occur and ultimately come to pass (including the timeframes associated with same), may negatively impact our brand and reputation, sales of our products and our results of operations.

Sustainability- or ESG-related matters, climate change, or legal, regulatory or market responses thereto, may have an adverse impact on our business and results of operations.

There has been increased focus by governmental and non-governmental organizations, wholesale partners and consumers, employees and other stakeholders on products that are sustainably made and other sustainability- and ESG-related matters, including climate change, responsible sourcing, animal welfare, deforestation, the use of plastic, energy and water, biodiversity and other natural capital impacts, human rights, ethics, the recyclability or recoverability of packaging, circular economy and pollution prevention considerations, materials transparency and banning of certain chemicals and product subcomponents, and employee and director diversity, any of which may require us to incur increased costs for additional transparency, due diligence, recruiting and reporting. Further, some investor advocacy groups, certain institutional investors, investment funds, other market participants, shareholders, current and prospective employees, and consumers have focused increasingly on sustainability- and ESG-related practices. These parties have placed increased importance on the implications of the environmental and social cost and related risks of their investments. Certain of these parties also use certain ESG ratings in their assessment of organizations, and unfavorable ESG ratings could lead to negative sentiment towards us. If our ESG practices do not meet investor or other industry stakeholder expectations and standards, which continue to evolve, our brand, reputation, share price, access to and cost of capital, and employee, wholesale partner, consumer, and/or business partner retention may be negatively impacted.

In addition, federal, state or local governmental authorities in various countries have proposed, and are likely to continue to propose, legislative and regulatory initiatives regarding the management of sustainability- or ESG-related topics, or disclosures on such matters. Various countries and regions are following different approaches to the regulation of climate change and other ESG matters and disclosure of related information, which could increase the complexity of, and potential cost related to complying with, such regulations. For example, we may be subject to the disclosure requirements of the EU’s Corporate Sustainability Reporting Directive (and its implementing laws and regulations) and other EU directives or EU and EU member state regulations, the International Sustainability Standards Board’s sustainability and climate disclosure standards, various disclosure requirements (such as greenhouse gas metrics, climate risks, use of offsets, and emissions reduction claims) from the State of California as well as the SEC’s climate disclosure proposal, if finalized, among other regulations or requirements; these regulations and requirements may not entirely align and thus require us to duplicate certain or make different efforts or use different reporting methodologies in order to comply with each jurisdictions’ requirements. Separately, various regulators have adopted, or are considering adopting, regulations on environmental marketing claims, including but not limited to the use of “sustainable,” “eco-friendly,” “organic,” “recyclable” or similar language in product marketing. Any of the foregoing may require us to make additional investments in facilities and equipment, may require us to incur additional costs for the collection of data and/or preparation of disclosures and associated internal controls for same, may impact the availability and cost of key raw materials used in the production of our products or the demand for our products, and, in turn, may adversely impact our business, operating results and financial condition.

We also may at times engage in certain voluntary initiatives or commitments (such as voluntary disclosures, certifications, or targets, among others) to improve the ESG profile of our company and/or products. However, such initiatives or commitments may be costly and may not have the desired effect. For example, execution of these strategies and achievement of our goals is subject to risks and uncertainties, many of which are outside of our control. These risks and uncertainties include, but are not limited to, our ability to set relevant, achievable and credible goals, execute our strategies and achieve our goals within the currently projected costs and the expected timeframes; the availability and cost of raw materials and renewable energy; unforeseen production, design, operational and technological difficulties; the outcome of research efforts and future technology developments, including the ability to scale projects and technologies on a commercially competitive basis such as carbon sequestration and/or other related processes; compliance with, and changes or additions to, global and regional regulations, taxes, charges, mandates or requirements relating to greenhouse gas emissions, carbon costs or climate-related goals, or to other sustainability or ESG matters; adapting products to consumer preferences and consumer acceptance of sustainable supply chain solutions; and the actions of competitors and competitive pressures. As a result, there is no assurance that we will be able to successfully execute our strategies and achieve our sustainability and ESG-related goals, which could damage our reputation and wholesale partner, consumer and other stakeholder relationships and have an adverse effect on our business, results of operations and financial condition. Moreover, actions or statements that we may take based on expectations, assumptions, other methodological considerations, or third-party information that we currently believe to be reasonable may subsequently be determined to be erroneous or be subject to misinterpretation. Additionally, there can be no assurance that our stakeholders will agree with our strategies, and any perception, whether or not valid, that we have failed to achieve, or to act responsibly with respect to, such matters or to effectively respond to new or additional legal or regulatory requirements regarding climate change, sustainability or ESG matters could result in adverse publicity or potential regulatory/investor engagement or litigation and adversely affect our business and reputation. For example, there have been increasing allegations of greenwashing against companies making significant ESG claims due to, among other things, allegations of incomplete disclosures, as well as to variety of perceived deficiencies in performance, including as stakeholder perceptions of sustainability continue to evolve. Additionally, many of our wholesale partners, consumers, business parties, and suppliers may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us.

Extreme weather conditions and natural disasters could negatively impact our operating results and financial condition.

Given the broad and global scope of our operations, we are particularly vulnerable to the physical risks of climate change, such as shifts in weather patterns. Extreme weather conditions in the areas in which our retail stores, suppliers, manufacturers, factories, wholesale partners, consumers, distribution centers, offices, headquarters and vendors are located could adversely affect our operating results and financial condition. Moreover, natural disasters such as earthquakes, hurricanes, wildfires and tsunamis, whether occurring in the United States or abroad, and their related consequences and effects, including energy shortages and public health issues, have in the past temporarily disrupted, and could in the future disrupt, our operations, the operations of our vendors, manufacturers, wholesale partners and other suppliers or have in the past resulted in, and in the future could result in, economic instability that may negatively impact our operating results and financial condition. In particular, if a natural disaster or severe weather event were to occur in an area in which we or our suppliers, manufacturers, employees, wholesale partners, consumers, distribution centers and vendors are located, our continued success would depend, in part, on the safety and availability of the relevant personnel, raw materials, and facilities and proper functioning of our or third parties’ computer, network, telecommunication and other systems and operations. In addition, a natural disaster or severe weather event could negatively impact retail traffic to our stores or stores that carry our products and could have an adverse impact on consumer spending, any of which could in turn result in negative point-of-sale trends for our merchandise. Further, climate change may increase both the frequency and severity of extreme weather conditions and natural disasters, which may affect our business operations, either in a particular region or globally, as well as the activities of our third-party vendors and other suppliers, manufacturers, wholesale partners and consumers. In particular, our brands and products that cater to winter sports may be impacted by climate change, including due to seasonal shifts and rising temperatures. We believe the diversity of locations in which we operate, our operational size, disaster recovery and business continuity planning and our information technology systems and networks (“IT Systems”), including the Internet and third-party services position us well, but may not be sufficient for all or for concurrent eventualities. If we were to experience a local or regional disaster or other business continuity event or concurrent events, we could still experience operational challenges, in particular depending upon how a local or regional event may affect our human capital across our operations or with regard to particular aspects of our operations, such as key executive officers or personnel. Further, if we are unable to find alternative suppliers, replace capacity at key manufacturing or distribution locations or quickly repair damage to our IT Systems or supply systems, we could be late in delivering, or be unable to deliver, products to our wholesale partners and consumers. For more information regarding risks related to our IT Systems, see “—Risks Related to our Intellectual Property and Information Technology—We rely on a large number of complex IT Systems. Any failure to operate, maintain and upgrade our IT Systems may materially and adversely affect our operations.” These events could result in reputational damage, lost sales, cancellation charges or markdowns, all of which could have an adverse effect on our business, results of operations and financial condition. Moreover, to the extent catastrophic events become more frequent or intense, it may adversely impact the availability or cost of insurance.

Political uncertainty or geopolitical tensions could have a material adverse effect on our business, results of operation and financial condition.

As a multinational company, geopolitical events could have an impact on our business. Changes, potential changes or uncertainties in regulatory and economic conditions or laws and policies governing foreign trade, manufacturing, and development and investment in the territories and countries where we operate or sell our products could adversely affect our business, results of operations, and financial condition.

For example, the military conflict between Russia and Ukraine has significantly amplified existing geopolitical tensions among Russia, Ukraine, Europe, the PRC and the United States. We cannot predict how the conflict in Ukraine will evolve, but any escalation or expansion into other countries, particularly in Europe, would exacerbate geopolitical tensions and could lead to political and/or economic response from the United States, the EU and other countries, which may adversely impact economic conditions. While we suspended all significant commercial activities in Russia by the end of 2022, and our revenue in Russia represented less than 0.2% of our revenue in 2023, respectively, the Russia-Ukraine conflict and the resulting sanctions could adversely affect global energy and financial markets and thus could adversely impact our operations. In addition, any escalation or expansion into neighboring countries where we have significant operations could adversely impact our business, results of operations and financial condition. Additional sanctions or other measures may be imposed by the global community, and counteractive measures may be taken by the Russian government, other entities in Russia or governments or other entities outside of Russia. There have been, and we expect there will continue to be, an increased risk of information security or cybersecurity incidents, including cyberattacks perpetrated by Russia or others at its direction. Although, to date, our IT Systems have not been compromised by these incidents, it is possible that future information security or cybersecurity incidents involving our wholesale partners, consumers, manufacturers, suppliers or other third-party partners could successfully compromise our IT Systems, which could adversely affect our business, results of operations or financial condition.

In addition, actions by the United States and other governments, including the Russian government, may limit or prevent our ability to obtain, maintain, protect and enforce any patent, trademark or other intellectual property rights in Russia. These actions could result in partial or complete loss of such intellectual property rights in Russia. For example, in March 2022, the Russian government adopted a decree allowing Russian companies and individuals to exploit inventions owned by patent holders from the United States and many other countries without consent or compensation. Consequently, we may not be able to prevent third parties from using our patented inventions in Russia or from selling or importing products made using our patented inventions in and into Russia. It is possible that the Russian government will adopt similar measures with regard to other types of intellectual property, including trademarks, or that Russian courts, even absent any additional decrees, will refuse to enforce existing intellectual property rights. Moreover, any prolonged non-use of our trademarks in Russia could result in the cancellation of such trademarks. Any counterfeit activity, grey imports, intellectual property infringement, misappropriation, dilution or other violation or the sale of unauthorized versions of our products that emerge in response to these actions could damage our reputation and our brands and otherwise adversely affect our business, results of operations or financial condition. For more information regarding risks related to our intellectual property, see “—Risks Related to Our Intellectual Property and Information Technology.”

The extent and duration of the military action, the response thereto, including resulting sanctions, and resulting future market disruptions, are impossible to predict, but could be significant. Additionally, any such disruptions, resulting sanctions or other actions (including cyberattacks) may magnify the impact of other risks factors discussed in this annual report.

Risks Related to Litigation and Regulation

Changes to trade policies, tariffs, import/export regulations and anti-competition regulations in the United States, EU, PRC and other jurisdictions, or our failure to comply with such regulations, may have a material adverse effect on our reputation, business, financial condition and results of operations.

Our businesses must be conducted in compliance with applicable economic and trade sanctions laws and regulations, including those administered and enforced by the U.S. Department of the Treasury’s Office of Foreign Asset Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, and other relevant sanctions authorities. Any country in which our products are produced or sold may eliminate, adjust or impose new quotas, duties, tariffs, safeguard measures, anti-dumping duties, cargo restrictions to prevent terrorism, restrictions on the transfer of currency, climate change and other environmental legislation, product safety regulations or other charges or restrictions, any of which could have an adverse effect on our business, results of operations and financial condition.

In addition, our selling practices are regulated by competition law authorities in the United States, the EU and around the world, violations of the regulations of which could also result in claims for civil penalties or administrative remedies. The global nature operations expose us to the potential for inadvertent violations in cross border transactions and could result in sanctions or fines if such violations were to occur.

Further, changes in laws and policies governing foreign trade, manufacturing, development and investment in the territories or countries where we currently sell our products or conduct our business could adversely affect our business. Tariffs and other changes in United States and other trade policies have in the past and could in the future trigger retaliatory actions by affected countries, and certain foreign governments have instituted or are considering imposing retaliatory measures on certain U.S. goods. Further, any emerging protectionist or nationalist trends either in the United States, the PRC, the EU or any of its member states or in other countries could affect the trade environment. Trade tensions have escalated in recent years between the United States and the PRC, with each country imposing significant, additional tariffs on a wide range of goods imported from the other country. It may be time-consuming and expensive for us to alter our business operations in order to adapt to or comply with any such changes. We, similar to many other multinational corporations, do a significant amount of business that would be impacted by changes to the trade policies of the United States and other countries (including governmental action related to tariffs, international trade agreements, or economic sanctions). Such changes have the potential to adversely impact the U.S. economy or certain sectors thereof or the economy of another country in which we conduct operations, the sports and outdoor industry and the global demand for our products, and as a result, could have negative impact on our reputation business, financial condition, results of operations and growth prospects.

Failure to comply with applicable anti-corruption laws could have a material adverse effect on our business, reputation, financial condition, and results of operations.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), as well as the anti-corruption laws of other countries in which we operate. Although we implement policies and procedures designed to promote compliance with these laws, our directors, officers, employees, agents or other partners or representatives, as well as those companies to which we outsource certain of our business operations, may take actions in violation of our policies or such laws. We face significant risks if we or any of our directors, officers, employees, agents or other partners or representatives fail to comply with these laws and governmental authorities in the United States or elsewhere could seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, operating results and financial condition.

Any actual or alleged violation of the FCPA or other applicable anti-bribery or anti-corruption laws could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, fines, damages, adverse media coverage, investigations, severe criminal or civil sanctions. Responding to any investigation or action would likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. In addition, the U.S. government may seek to hold us liable for successor liability for FCPA violations committed by companies in which we invest or that we acquire. Any of these consequences could have a materially adverse effect on our reputation, business, financial condition, results of operations and growth prospects.

We may become involved in legal or regulatory proceedings and audits.

Our business requires compliance with many laws and regulations, including, but not limited to, labor and employment, product safety, labelling, sales and other taxes, customs, and consumer protection laws and ordinances that regulate the sports and outdoor industry generally or govern the production, importation, promotion and sale of merchandise, and the operation of warehouse facilities. For example, various jurisdictions worldwide have laws and regulations that aim to protect consumers, including by prohibiting advertising or marketing practices that may be deemed misleading or deceptive. Failure to comply with any laws or regulations could subject us to lawsuits and other proceedings, and could also lead to damage awards, fines and penalties. From time to time, we may become involved in a number of legal proceedings and audits, including, but not limited to, government and agency investigations, and consumer, employment, tort and other litigation. In addition, we could become subject to potential antitrust claims, which may relate to anti-competitive behavior, pricing pressures on our distribution partners or other allegations, as well as regulatory actions related to anti-competition regulatory authorities in the United States, the EU and in other countries where we operate. The outcome of some of these legal proceedings, audits and other contingencies could require us to take, or refrain from taking, actions that could harm our operations or require us to pay substantial amounts of money, harming our financial condition. Additionally, defending against these lawsuits and proceedings may be necessary, which could result in substantial costs and diversion of management’s attention and resources, harming our financial condition. There can be no assurance that any pending or future legal or regulatory proceedings and audits will not harm our business, financial condition, reputation and results of operations.

If any of our brands’ products have manufacturing or design defects or are otherwise unacceptable to us or our wholesale partners and/or consumers, our business could be harmed.

We have occasionally received, and may in the future receive, shipments of products that fail to comply with our technical specifications or that fail to conform to our quality control standards. We have also received, and may in the future receive, products that are otherwise unacceptable to us or our wholesale partners and/or consumers. Under these circumstances, unless we are able to obtain replacement products in a timely manner, we risk the loss of revenue resulting from the inability to sell those products and related increased administrative and shipping costs. Additionally, if the unacceptability of our products is not discovered until after such products are sold, our wholesale partners and/or consumers could lose confidence in our brands’ products or we could face a product recall and our results of operations could suffer and our business, reputation and brands could be harmed.

Defects may also exist in components and products that we source from third parties. Any defects could make our brands’ products unsafe and create a risk of environmental or property damage or personal injury, in particular with respect to our sporting goods and equipment products, and we may become subject to the hazards and uncertainties of product liability claims and related litigation. The occurrence of real or perceived defects in any of our brands’ products, now or in the future, could result in additional negative publicity, regulatory investigations or lawsuits filed against us, particularly if consumers or others who use our brands’ products are injured. Even if injuries are not the result of any defects, if they are perceived to be, we may incur expenses to defend or settle any claims and our brand and reputation may be harmed.

We face safety risks related to the manufacture of our sporting goods and equipment.

The production of sporting good and equipment involves working with metal, glue and other potentially dangerous inputs. In connection with our sporting goods and equipment brands, we face risks related to the manufacturing of products, and in particular we face risks related to fire due to the flammable nature of glue used in the production process. If there were to be a fire at any of our manufacturing plants, we would face risks related to employee safety, destruction of property and delays in our ability to fulfill orders, all of which could adversely affect our results of operations.

We could face risks arising out of compliance with, or liabilities under, environmental, health and safety laws and regulations.

We are subject to various federal, state, local and foreign laws and regulations that, among other matters, (i) regulate certain activities and operations that may have environmental or health and safety effects, such as the use of regulated materials in the manufacture of our products or emissions or disposal of certain materials, substances or wastes, (ii) impose liability for costs of cleaning up, and damages to natural resources from, spills at our current and former facilities, waste disposal at third-party sites, or other releases of hazardous materials or regulated substances, and (iii) regulate workplace safety. Compliance with these laws and regulations could increase our and our third-party manufacturers’ costs and impact the availability of materials required to manufacture our products. Violation of these laws and regulations may subject us to significant fines, penalties or disposal costs, which could negatively impact our results of operations. We could be responsible for the investigation and remediation of environmental conditions at currently or formerly owned, operated or leased sites, including at certain legacy sites in the United States and France where we are engaged in remediation, as well as for associated liabilities, including liabilities for natural resource damages, third-party property damage or personal injury. Such liabilities could result from lawsuits that could be brought by the government or private litigants, relating to our operations, the operations of facilities or the land on which our facilities are located. In addition, such remediation liabilities can arise in connection with facility expansions, such as the expansion of our facility in Romania, where we are investigating and remediating lead contamination in soil. In addition, liability for contamination under certain environmental laws and regulations can be imposed on current or past owners or operators of a site without regard to fault. As such, we may be subject to these liabilities regardless of whether we lease or own the facility, and regardless of whether such environmental conditions were created by us or by a prior owner or tenant, or by a third party or a neighboring facility whose operations may have affected such facility or land. We cannot assure you that environmental conditions relating to our prior, existing or future or expanded sites or those of predecessor companies whose liabilities we may have assumed or acquired will not have a material adverse effect on our business.

Our employees may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk that our employees may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violate the regulations of regulatory authorities, including those laws requiring the reporting of true, complete, and accurate information to such authorities; or laws that require the reporting of financial information or data accurately. We are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices.

We have a code of conduct applicable to all of our employees, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Our operations also involve third-party manufacturers, suppliers, wholesale partners and others, and if any of these third-party actors fail to comply with applicable laws, they may subject us to litigation or other reputational risks. See “—Risks Related to Our Distribution Network and Suppliers—The operations of our suppliers and third-party manufacturers are subject to additional risks that are beyond our control, including those that may result in significant disruptions in supply, and that could harm our business, financial condition and results of operations.” Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

There remain some uncertainties as to whether we will be required to obtain approvals from PRC authorities to list or remain listed on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas, including increasing enforcement against illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structures, adopting new measures to conduct cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on December 28, 2021, the CAC and other PRC authorities promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. The Cybersecurity Review Measures provide that “a network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review. Further, the relevant PRC governmental authorities may initiate a cybersecurity review against any company if they determine certain network products, services, or data processing activities of such company affect or may affect national security. As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we have applied for and completed a cybersecurity review with respect to our initial public offering (“IPO”) pursuant to the Cybersecurity Review Measures.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and five supporting guidelines (collectively, the “CSRC Filing Rules”), which came into effect on March 31, 2023. According to the CSRC Filing Rules, an issuer will be required to go through the filing procedures under the CSRC Filing Rules if the following criteria are met at the same time: (a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and (b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. The CSRC Filing Rules also stated that the determination of whether it is applicable to the issuer will be done in accordance with the principle of “substance over form,” and that for issuers incorporated outside the PRC that do not meet criteria (a) and/or (b) in the preceding sentence, if the offering document includes major risk factors relating to mainland China, the lead underwriters and the issuer’s PRC counsel will be required to consider and analyze, in accordance with the principle of “substance over form,” whether the CSRC Filing Rules should apply. Furthermore, the CSRC Filing Rules provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

As advised by our PRC counsel, we are not required to obtain regulatory approval from the CSRC or go through the filing procedures under the CSRC Filing Rules before our ordinary shares can be listed or offered in the United States because (i) the main parts of our business activities are conducted outside mainland China, and our main places of business are located outside mainland China, and (ii) our senior managers in charge of our business operation and management are predominantly non-PRC citizens or not domiciled in mainland China. Nevertheless, as the CSRC Filing Rules are newly issued, there remains uncertainty as to how it will be interpreted or implemented. If the CSRC disagrees with our view on the applicability of the CSRC Filing Rules to our IPO in January 2024, we may face sanctions by the CSRC that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. Additionally, we cannot assure you that whether we will be subject to such filing requirements for our securities offering in the future, and if we do, we will be able to get clearance from the CSRC in a timely manner, or at all.

Since these rules, statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. Changing regulatory requirements and any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the ordinary shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the ordinary shares to significantly decline in value or become worthless.

Risks Related to Our Intellectual Property and Information Technology

If we are unable to obtain, maintain, protect and enforce our intellectual property rights for the products we develop, or if the scope of our intellectual property protection is not sufficiently broad, others may be able to develop and commercialize products substantially similar to ours, and our business may be adversely affected.

Our intellectual property is an essential asset of our business. We rely on a combination of intellectual property laws, including patent, trademark, copyright, design and trade secret laws, in addition to confidentiality procedures and contractual provisions, to maintain, protect and enforce our rights in our brands, technologies, proprietary information and processes. Failure to adequately obtain, maintain, protect and enforce our intellectual property rights could result in our competitors offering similar products, potentially resulting in the loss of our competitive advantage and a decrease in our revenue, which would adversely affect our business prospects, financial condition and results of operations.

We rely on our trademarks, trade names and brand names to distinguish our products from those of our competitors, to market our brands, and to build and maintain brand loyalty and recognition, and we have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved, and effective trademark protection may not be available or may not be sought in every country in which our products are marketed and sold. Similarly, not every variation of a domain name that incorporates one or more of our trademarks or trade names may be available to be registered, or may be registered by us, even if available. Our trademarks and trade names, whether or not registered, may be infringed, diluted, misappropriated, declared generic, determined to be dilutive or otherwise violated. The validity and enforceability of our trademarks may be challenged, and our trademark registrations could be cancelled or may lapse. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote significant resources in advertising and marketing new brands. Further, competitors may adopt trademarks or trade names similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be trade name or trademark infringement, misappropriation, dilution or violation claims brought against us by owners of other trademarks, including trademarks that incorporate variations of our registered or unregistered trademarks or trade names. We have in the past entered into, and may in the future enter into, trademark co-existence agreements to settle such claims. Such agreements may restrict the ways in which we are permitted to obtain, maintain, protect, enforce and use the relevant trademarks. Without adequate protection for our trademarks and trade names, we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Additionally, we rely on patent laws for the protection of our technologies and product designs. We plan to apply for, and expect to continue to apply for, additional patent protection for proprietary aspects of existing and new products and technologies. We cannot guarantee that our patent applications will be successful and result in issued patents. Even if issued, the patents may not be of sufficient scope to provide us with competitive advantages or may be of limited territorial reach. Furthermore, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and third parties may challenge the validity or enforceability of our patents. Such proceedings could include supplemental examination or contested post-grant proceedings such as review, reexamination, interference or derivation proceedings challenging our patent rights. If such challenges are successful, it could dissuade companies from collaborating with us to license, develop or commercialize current or future products, and we may also face increased competition to our business, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Certain of our patents are due to expire in the near future, which may reduce or eliminate our competitive advantage in the jurisdictions in which these patents are expiring. Additionally, obtaining and maintaining patents can be time-consuming and expensive, and accordingly we do not seek patent protection in every jurisdiction in the world, and may not obtain certain of our patents in all of our key markets. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. It is also possible that third parties, including our competitors, may obtain patents relating to products or technologies that overlap or compete with our technology. If third parties obtain patent protection with respect to such products or technologies, they may assert that our technology infringes their patents and seek to charge us a licensing fee or otherwise preclude the use of certain of our designs or technologies.

We also rely on agreements under which we contract to own, or license the rights to use, intellectual property developed by employees, contractors and other third parties, and to maintain the confidentiality of, and control access to and the use and disclosure of, certain trade secrets and other proprietary information to preserve our position in the market. We employ various methods to protect such intellectual property, such as entering into intellectual property assignment agreements, confidentiality agreements and non-compete agreements, as applicable, with certain employees, contractors, consultants, advisors and collaborators. However, we may fail to enter into such agreements with all relevant parties or such agreements may not be self-executing, and we may be subject to claims that such parties have misappropriated the trade secrets or other intellectual property or proprietary information of their former employers or other third parties. In addition, such agreements may be breached or rendered unenforceable by changes in applicable law. Thus, our efforts may not be effective in controlling access to our proprietary information, and we may not be able to prevent all unauthorized use and disclosure of our trade secrets and other proprietary information, and under trade secret law, we have no protection against third parties who independently develop the same or similar technology. Depending on the parties involved in a breach of any such agreement, the available remedies may not provide adequate compensation for the value of the proprietary information disclosed to a third party. If we are unable to maintain the proprietary nature of our technologies, we could be materially adversely impacted in our ability to establish or maintain a competitive advantage in the market. Furthermore, even if we successfully maintain the confidentiality of our trade secrets and other proprietary information, competitors may independently develop products or technologies that are substantially similar or superior to our own.

Intellectual property rights in certain elements of our products and manufacturing technology are owned or controlled by our suppliers and are generally not unique to us. As a result, our current and future competitors may be able to manufacture and sell products with performance characteristics, designs and styling similar to our products. If our competitors sell products similar to ours at lower prices, our financial results could suffer. In addition, if any third party copies or imitates our products in a manner that affects our wholesale partners’ or consumer perception of the quality of our products, our reputation and sales could suffer whether or not they violate our intellectual property rights.

We also may be forced to bring claims against third parties to determine the ownership of what we regard as our intellectual property or to enforce our intellectual property against its infringement, misappropriation, dilution or other violations by third parties. However, the measures we take to protect our intellectual property from unauthorized use by others may not be effective and there can be no assurance that our intellectual property rights will be sufficient to protect against others offering products that are substantially similar or superior to ours and that compete with our business. If we bring a claim to enforce our intellectual property, the defendant could claim that our asserted intellectual property is invalid or unenforceable and, if that defense is successful, we could lose valuable intellectual property rights. The outcomes of such intellectual property-related proceedings are often unpredictable. In addition, even if we are successful in enforcing our intellectual property against third parties, the damages or other remedies awarded, if any, may not be commercially meaningful. Regardless of whether any such proceedings are resolved in our favor, such proceedings could cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In addition, if the strength of our intellectual property portfolio is threatened, regardless of the outcome, it could dissuade others from collaborating with us to license intellectual property, or develop or commercialize current or future products. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Effective intellectual property protection is expensive to develop and maintain, both in terms of initial and ongoing prosecution and maintenance requirements and the costs of defending our rights. Furthermore, monitoring the unauthorized use of our intellectual property is difficult and costly. From time to time, we seek to analyze our competitors’ products, and may in the future seek to enforce our rights against potential infringement, misappropriation, dilution or other violation. However, the steps we take to protect our intellectual property rights may not be adequate to prevent the infringement, misappropriation, dilution or other violation of our intellectual property. We may not be able to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights, or pursue all counterfeiters who may seek to benefit from our brand. Any inability to meaningfully protect our intellectual property rights could result in harm to our ability to compete and reduce demand for our products. Moreover, our failure to develop and properly manage new intellectual property could adversely affect our market positions and business opportunities.

The global footprint of our product offerings exposes us to additional intellectual property challenges. Patent, trademark, trade secret and other intellectual property laws vary significantly throughout the world. The legal systems of certain countries, particularly certain developing countries, do not protect intellectual property rights to the same extent as they are protected in the United States. Proceedings to enforce our intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our intellectual property rights at risk of being invalidated or interpreted narrowly and our intellectual property applications at risk of not issuing and could provoke third parties to assert claims against us. It may therefore be difficult for us to successfully challenge the infringement, misappropriation, dilution or other violation of our intellectual property by other parties in these other countries, which could diminish the value of our brand and cause our competitive position and growth to suffer.

Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on our business, financial condition and results of operations.

Companies, organizations or individuals, including our competitors, may currently hold, or obtain in the future, patents, trademarks or other intellectual property rights that could prevent or limit our ability to make, use, develop, sell or market certain of our products, which could make it more difficult for us to operate our business. As we face increasing competition, the possibility of claims of intellectual property infringement, misappropriation, dilution or other violation made by third parties against us grows. While we try to avoid infringing the rights of others, we may unknowingly do so. For example, we may not be aware of existing patents or patent applications that could be pertinent to our business. Any claim or litigation alleging that we have infringed, misappropriated or otherwise violated intellectual property rights of third parties, with or without merit, and whether or not settled out of court or determined in our favor, could be time-consuming and costly to defend and resolve, and could divert the time and attention of our management and technical personnel. While some claims may be made by third parties seeking to obtain a competitive advantage, other claims may be brought for the sole purpose of revenue generation, including by non-practicing entities or individuals with no relevant product sales. It may be more difficult to defend against such claims, as we cannot deter such claims by threatening to assert our own intellectual property portfolio in response. Additionally, some third parties have substantially greater human and financial resources than we do and are able to sustain the costs and workload of complex intellectual property litigation to a greater degree and for longer periods of time than we could. The outcome of any litigation is inherently uncertain, and there can be no assurances that favorable final outcomes will be obtained in all cases. In addition, third parties may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to change our products or even cease the commercialization of our products entirely.

We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. The terms of such a settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment, including being subject to an injunction and being required to pay substantial monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a party’s intellectual property rights. Even if we have an agreement to indemnify us against such costs, the indemnifying party may be unable or unwilling to uphold its contractual obligations. Further, our liability insurance may not cover potential claims of this type adequately or at all. In addition, we may have to seek a license to continue practices found to be in violation of a third party’s rights. If we are required or choose to enter into royalty or licensing arrangements, such arrangements may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. Such arrangements may also only be available on a non-exclusive basis, such that third parties, including our competitors, could have access to use the same intellectual property to compete with us. We may also have to redesign our products so they do not infringe, misappropriate or otherwise violate third-party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time, during which our products may not be available for commercialization or use. If we cannot redesign our products in a non-infringing manner or obtain a license for any allegedly infringing aspect of our business, we would be forced to limit our products and may be unable to compete effectively.

In addition, in any intellectual property proceeding against us or that we assert against a third party, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our ordinary shares. Such litigation or proceedings could substantially increase our expenses and reduce the resources available for development activities or any future sales, marketing or distribution activities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Any of the foregoing, and any unfavorable resolution of such disputes and litigation, could have an adverse effect on our business, financial condition, results of operations and prospects.

We license certain of our intellectual property rights to others. If we fail to adequately monitor our licensees’ compliance with our license agreements, our intellectual property rights may be subject to cancellation, loss of rights, or diminution in value, and we may be subject to third-party claims of intellectual property infringement, misappropriation, dilution and other violation with respect to products designed and manufactured by our licensees.

We license certain of our intellectual property rights to others, including on an exclusive basis or pursuant to certain franchise arrangements. Such agreements provide our licensees with rights to our intellectual property and contain provisions requiring our licensees to comply with certain standards to be monitored by us. Our failure to adequately monitor our licensees’ compliance with these standards, or to take appropriate corrective action when necessary, may subject our intellectual property to cancellation, loss of rights, or diminution in value. In addition, the licensing of any of our intellectual property could result in a potential misuse of such intellectual property. There can be no assurance that third parties will comply with their contractual requirements or that they will use our licensed intellectual property in an appropriate manner. Any misuse by a third party of intellectual property related to our trademarks or brands could lead to a negative perception of our brands by current and potential licensees, joint venture partners or consumers, and could adversely affect our ability to develop our brands and meet our strategic goals, which, in turn, could decrease our potential revenue.

As a licensor of intellectual property, we may be named as a defendant in lawsuits related to products designed or manufactured by our licensees. In most cases, our licensees are obligated to defend and indemnify us and our affiliates with respect to such litigation, but such indemnifying parties may be unable or unwilling to uphold their contractual obligations. We also may be required to indemnify certain of our licensees or wholesale partners for claims of intellectual property infringement, misappropriation, dilution or other violation brought against them. While we maintain insurance for certain risks, it is not possible to obtain insurance to protect against all possible liabilities, and we have no assurances that such insurance will continue to be available on commercially reasonable terms, or at all, or that our insurer will not deny coverage of a claim. Any litigation has an element of uncertainty and if any such litigation were to be adversely determined, if a licensee were to fail to properly indemnify us, if we must indemnify a licensee or wholesale partner, and/or if we did not have appropriate insurance coverage or if our insurer denied coverage, such litigation could affect our financial position and liquidity. Further, any adverse determination could damage our reputation or otherwise adversely impact the value of or goodwill associated with our relevant brands.

We license intellectual property rights from third parties, including our brand ambassadors and league partners. If we fail to comply with our obligations in any current or future agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose licensed rights that are important to our business.

We are, and may become, party to license agreements, including endorsement agreements, with third parties to obtain the rights to certain intellectual property, technologies and products, or to allow commercialization or promotion of our own products. Such agreements may impose numerous obligations, such as development, payment, royalty, sublicensing, insurance, enforcement and other obligations on us in order to maintain the licenses. In spite of our best efforts, our licensors might conclude that we have materially breached such license agreements and might therefore terminate such license agreements, thereby removing or limiting our ability to use certain brands or develop and commercialize products covered by such license agreements. For example, we license certain intellectual property rights from the National Basketball Association, the National Football League, the National Collegiate Athletics Association, other sports leagues and organizations, universities, athletes and influencers, among others, for use in connection with our products. If our license agreements or endorsement agreements with any one of these organizations, athletes or influencers were to terminate for any reason, we would be required to cease the development, advertisement, promotion and sale of certain of our products bearing such licensed intellectual property or modify the affected products or marketing materials to remove such licensed intellectual property. The foregoing could have a material adverse effect on our sales, profitability or financial condition.

Disputes also may arise between us and our licensors regarding the intellectual property licensed to us under any license agreement, including disputes related to:

●	the scope of rights granted under the license agreement and other interpretation-related issues;
●	our compliance with reporting, financial or other obligations under the license agreement;
●	the amounts of royalties or other payments due under the license agreement;

●	whether and the extent to which we infringe, misappropriate or otherwise violate intellectual property rights of the licensor that are not subject to the license agreement;
●	our right to sublicense applicable rights to third parties;
●	our right to transfer or assign the license; and
●	the ownership of intellectual property and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners.

If we do not prevail in such disputes, we may lose any or all of our rights under such license agreements, experience significant delays in the development and commercialization of our products and technologies or incur liability for damages, any of which could have a material adverse effect on our business prospects, financial condition and results of operations.

Our business may suffer if our licensors fail to abide by the terms of our license agreements, if our licensors fail to enforce licensed intellectual property against infringing third parties, if the intellectual property rights licensed to us are found to be invalid or unenforceable, or if we are generally unable to enter into necessary licenses on acceptable terms or at all. In addition, we may seek to obtain additional licenses from our licensors, and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the applicable licensor, including by agreeing to terms that could enable third parties, including our competitors, to receive licenses to a portion of the intellectual property that is subject to our existing licenses and to compete with our products. Our licensors may be free to exploit any rights that are licensed to us on a non-exclusive basis for themselves or to license such intellectual property to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. Furthermore, the agreements under which we may license intellectual property from third parties are likely to be complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property, or increase what we believe to be our financial or other obligations under the relevant agreements, either of which could have a material adverse effect on our sales, business, financial condition or results of operations.

A security breach or other disruption to our IT Systems could result in the loss, theft, misuse, unauthorized disclosure, or unauthorized access of wholesale partner, consumer, supplier, or sensitive company information or could disrupt our operations, which could damage our relationships with wholesale partners, consumers, suppliers or employees, expose us to litigation or regulatory proceedings, or harm our reputation, any of which could materially adversely affect our business, financial condition or results of operations.

Our business involves the storage and transmission of a significant amount of personal, confidential, and sensitive information, including the personal information of our consumers and employees, information relating to consumer preferences, and our proprietary financial, operational and strategic information. The protection of this information is vitally important to us as the loss, theft, misuse or unauthorized disclosure of, access to or other processing of such information could lead to significant reputational or competitive harm, result in litigation involving us or our business partners, expose us to regulatory proceedings, and cause us to incur substantial liabilities, fines, penalties, or expenses. As a result, we believe our future success and growth depends, in part, on the ability of our key business processes and systems, including our IT and global communication systems, to prevent the theft, loss, misuse or unauthorized disclosure of, access to or other processing of this personal, confidential, and sensitive information, and to respond quickly and effectively if any such security incidents do occur.

The frequency, intensity, and sophistication of cyberattacks, ransomware attacks, and other security incidents, including personal information breaches, has significantly increased in recent years and it is expected that these trends will continue. As with many other businesses, we have experienced, and are continually at risk of being subject to, such attacks and incidents. Due to the increased risk of these types of attacks and incidents, we expend significant resources on IT Systems and security tools, measures, and processes designed to protect our IT Systems, as well as the personal, confidential, or sensitive information stored on or transmitted through those systems, and to ensure an effective response to any cyberattack or security incident. Despite the implementation of preventative and detective security controls, our IT Systems are vulnerable to damage or interruption from a variety of sources, including telecommunications or network failures or interruptions, system malfunction, natural disasters, epidemics, malicious human acts, terrorism and war. Our IT Systems are also vulnerable to physical or electronic break-ins, security breaches from inadvertent or intentional actions by our employees, third-party service providers, contractors, consultants, business partners, and/or other third parties, from cyberattacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, password spraying, credential stuffing, phishing, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information), or other security incidents. These risks may be exacerbated in the remote work environment. Additionally, due to the recent Russia-Ukraine conflict, there have been publicized threats to increase hacking activity against the critical infrastructure of any nation or organization that is supportive of Ukraine. Because the techniques used to obtain unauthorized access to IT Systems are constantly evolving and becoming more sophisticated (including by threat actors’ increasing use of artificial intelligence), may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations, hostile foreign governments or agencies, or state-sponsored actors, we may be unable to anticipate all types of security threats or implement adequate preventive measures in response. Our ability to effectively manage and maintain our inventory and to ship products to wholesale partners and consumers on a timely basis depends significantly on the reliability of our IT Systems. We also use these systems to process financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. As such, any of the foregoing could have a materially adverse effect on our business, financial condition and results of operation.

Cyberattacks or security incidents could remain undetected for an extended period, which could potentially result in significant harm to our IT Systems, as well as unauthorized access to the information stored on and transmitted by our IT Systems. Even when a security breach is detected, the full extent of the breach may not be determined immediately. The costs to us to mitigate cyberattacks and security incidents could be significant and, while we have implemented security measures to protect our IT Systems, our efforts to address these problems may not be successful. Further, despite our security efforts and training, our employees may purposefully or inadvertently cause security breaches that could harm our IT Systems or result in the unauthorized disclosure of or access to information. Any measures we do take to prevent security breaches, whether caused by employees or third parties, have the potential to limit our ability to complete sales or ship products to our wholesale partners and consumers, harm relationships with our suppliers, or restrict our ability to meet our consumers’ expectations with respect to their online or retail shopping experience. A cyberattack or other security incident could result in the significant and protracted disruption of our business such that:

●	critical business systems become inoperable or require a significant amount of time or cost to restore;
●	key personnel are unable to perform their duties or communicate with employees, consumers or third-party partners;
●	it results in the loss, theft, misuse, unauthorized disclosure or unauthorized access of wholesale partner, consumer, supplier or company information;
●	we are prevented from accessing information necessary to conduct our business;
●	we are required to make unanticipated investments in equipment, technology or security measures;
●	consumers cannot access our e-commerce websites and consumer orders may not be received or fulfilled;
●	we become subject to return fraud schemes, reselling schemes and imposter websites schemes; or
●	we become subject to other unanticipated liabilities, costs or claims.

If any of these events were to occur, it could have a material adverse effect on our financial condition and results of operations and result in harm to our reputation. Furthermore, although we currently maintain disaster recovery and business continuity plans to address such disruptions, we may not be able to adequately continue our business or return to operability within a reasonable period of time in the case of such an occurrence. Recovery of our IT Systems may be additionally hampered where we have outsourced the operation of IT Systems and information storage to third parties.

A security breach that results in the unauthorized disclosure of personal information could also expose us to liability under various laws and regulations across jurisdictions and increase the risk of litigation and governmental or regulatory investigation. Due to concerns about information security and integrity, a growing number of legislative and regulatory bodies have adopted breach notification and other requirements in the event that information subject to such laws is accessed by unauthorized persons and additional regulations regarding security of such information are possible. We are subject to an increasing number of reporting obligations, including, in some jurisdictions, an obligation to disclose our processes for assessing, identifying and managing material risks from cybersecurity threats, and we have had to, and may in the future need to, notify governmental authorities, affected individuals and other third parties with respect to cybersecurity incidents. For example, laws in the European Economic Area (the “EEA”), the UK and all 50 U.S. states may require businesses to provide notice to individuals whose personal information has been disclosed as a result of an information security breach. Some laws impose specific data breach reporting obligations if special categories of personal information that we process, such as health data, is disclosed as a result of an information security breach. Complying with such numerous and complex regulations in the event of an information security breach would be expensive and difficult, and failure to comply with these regulations could subject us to regulatory scrutiny, sanctions and additional liability. We may also be contractually required to notify business partners of a security incident. Regardless of our contractual protections, any actual or perceived security incident, or breach of our legal or contractual obligations, could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on information security and in responding to any such actual or perceived incident.

In addition, if a cyberattack or other security incident results in the loss, theft, misuse, or unauthorized disclosure of, access to or other processing of personal, confidential, or sensitive information belonging to our wholesale partners, consumers, suppliers, or employees, it could put us at a competitive disadvantage, result in the deterioration of our wholesale partners’ and consumers’ confidence in our brand, cause our suppliers to reconsider their relationship with our company or impose more onerous contractual provisions on us and subject us to potential litigation (including class action), liability, fines and penalties. For more information regarding risks related to data privacy and security, see “—Risks Related to Our Intellectual Property and Information Technology—We are subject to various laws, rules, regulations and guidelines relating to data privacy and security governing the use and processing of personal information. Changes in such laws, rules, regulations and guidelines, or any actual or perceived failure by us to comply with such laws, rules, regulations, guidelines or contractual or other obligations relating to data privacy and security, could lead to government enforcement actions (which could include administrative fines, civil or criminal penalties, suspension of processing activities and audits), private litigation or adverse publicity, any of which could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.”

We are also reliant on the security practices of our third-party service providers, which may be outside of our direct control. These third parties, and the services provided by these third parties, which may include cloud-based services, are subject to the same risk of experiencing, and have experienced, outages, other failures and security breaches described above. IT Systems provided by third parties on which we rely also may be difficult to integrate with other tools due to their complexity, resulting in high data inconsistency and incompatibility. If these third parties fail to adhere to adequate security practices, or experience a breach of their systems, the information of our employees, wholesale partners, consumers and business associates may be improperly accessed, used, disclosed or otherwise processed, and we may potentially be held liable, or alleged to be liable, under certain laws or contractual obligations for the acts or omissions of our third-party providers. In addition, our providers may have broad discretion to change and interpret the terms of service and other policies with respect to us, and those actions may be unfavorable to our business operations. Our providers also may take actions beyond our control that could harm our business, including discontinuing or limiting our access to one or more services, increasing pricing terms, terminating or seeking to terminate our contractual relationship altogether, or altering how we are able to process information in a way that is unfavorable or costly to us. Although we expect that we could obtain similar services from other third parties, if our arrangements with our current providers were terminated, we could experience interruptions in our business, as well as delays and additional expenses in arranging for alternative services. Any loss or interruption to our IT Systems or the services provided by third parties could adversely affect our business, financial condition and results of operations.

We do not currently maintain cybersecurity insurance, and therefore the successful assertion of one or more large claims against us in connection with a breach or other cybersecurity-related matter could adversely affect our business and financial condition.

We rely on a large number of complex IT Systems. Any failure to operate, maintain and upgrade our IT Systems may materially and adversely affect our operations.

It is critical to our success that wholesale partners and consumers and potential new consumers within the countries we operate in are able to access our online services at all times. We operate on a combination of shared and individual, central or local IT Systems, including cloud-based infrastructure, and related solutions. Any failure of either central or local IT Systems and functions may disrupt the efficiency and functioning of all our operations. Updates or changes in the software or hardware technology may lead to failures of communication between our platforms and consumers in the course of the order transmission or other processes. We therefore rely on a large number of IT Systems, as well as local network and internet coverage, to manage the entire process, from the placing of and payment for orders online by consumers to the receipt of and confirmation of those orders by our backend systems, which creates significant complexity and negatively affects our ability to scale our business and realize cost savings.

We have made substantial investments into the development of our IT Systems, which form the backbone of our business operations. Due to the complexity of these IT Systems, we cannot rule out that they may cause or contribute to failures in the order transmission process or may prove less efficient than anticipated. In addition, a failure of any individual network carrier, IT System or IT provider would impact our ability to accurately predict the level of demand for our products, receive and transmit orders or to accept payment for orders. The efficient operation and scalability of our own IT Systems and the third-party IT Systems on which we rely is therefore critical to maintain operations and decision-making processes. We are currently in the process of upgrading our global SAP enterprise resource planning system across all our brands and may face risks related thereto, including an increased risk of cyberattacks or other security breaches. Furthermore, the continued operation and development of our IT Systems depends in part on the continued service of high-quality employees. The loss of the services of such key individuals could harm our ability to maintain our IT Systems, which could materially and adversely affect our operations.

It may become increasingly difficult to maintain and improve the availability of our platform, especially during peak usage times and as consumer traffic increases. If our online marketplace is unavailable when users attempt to access it or does not load as quickly as consumers expect, they may seek other services, and may not return to our online marketplace as often in the future, or at all. This would harm our ability to attract consumers and decrease the frequency with which consumers use our online marketplace. We expect to continue to make significant investments to maintain and improve the availability of our online marketplace and to enable rapid releases of new products. To the extent that we do not effectively address capacity constraints, respond adequately to service disruptions, upgrade our systems as needed or continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and results of operations would be harmed. We have previously experienced service disruptions, and in the future, we may experience further service disruptions, outages, or other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints due to an overwhelming number of users accessing our platform simultaneously. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. For more information regarding risks related to our IT Systems, see “—Risks Related to Our Intellectual Property and Information Technology—A security breach or other disruption to our IT Systems could result in the loss, theft, misuse, unauthorized disclosure, or unauthorized access of wholesale partner, consumer, supplier, or sensitive company information or could disrupt our operations, which could damage our relationships with wholesale partners, consumers, suppliers or employees, expose us to litigation or regulatory proceedings, or harm our reputation, any of which could materially adversely affect our business, financial condition or results of operations.”

We are subject to various laws, rules, regulations and guidelines relating to data privacy and security governing the use and processing of personal information. Changes in such laws, rules, regulations and guidelines, or any actual or perceived failure by us to comply with such laws, rules, regulations, guidelines or contractual or other obligations relating to data privacy and security, could lead to government enforcement actions (which could include administrative fines, civil or criminal penalties, suspension of processing activities and audits), private litigation or adverse publicity, any of which could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.

We are, and may increasingly become, subject to various laws, directives, industry standards, rules and regulations, as well as contractual obligations, related to data privacy and security in the jurisdictions in which we operate. We collect, maintain, use and otherwise process information, including personal information, available to us through online activities and other consumer interactions in our business as well as from individuals in other circumstances, such as employee and business contacts, and certain of our marketing practices rely upon e-mail, cookies, tracking technologies and other e-marketing technologies to communicate with consumers. Our current and future marketing programs may depend on our ability to collect, maintain, use and otherwise process this information, and our ability to do so is subject to evolving U.S. and other international laws and enforcement trends, including in the EEA and UK where European court and regulatory decisions are driving increased attention to cookies and tracking technologies.

The regulatory environment related to data privacy and security is increasingly rigorous, with new and constantly changing requirements applicable to our business, and is likely to remain uncertain for the foreseeable future. These laws, rules and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material adverse effect on our results of operations, financial condition and cash flows. If applicable data privacy and marketing laws become more restrictive at the international, federal or state levels, our compliance and other costs may increase, our ability to effectively engage consumers through personalized marketing may decrease and the effectiveness of our marketing may be limited, our investment in our e-commerce platform may not be fully realized or our systems may require significant changes, our opportunities for growth may be curtailed by our compliance burden, our margins may be adversely affected and our potential reputational harm or liability for security breaches or compliance violations may increase. Moreover, in light of the complex and evolving nature of privacy laws, including relating to certain categories of data (e.g., biometric and health data) and cookies and tracking technologies (including those in the EEA and the UK), there can be no assurances that we will be successful in our efforts to comply with such laws and associated regulatory expectations. Violations of such laws and associated regulatory expectations could result in regulatory investigations, fines, orders to cease or change our use of such technologies, as well as civil claims including class actions, and reputational damage.

In the United States, various federal and state regulators, including governmental agencies like the Federal Trade Commission, have adopted, or are considering adopting, laws, rules and regulations concerning personal information and information security and have prioritized privacy and information security violations for enforcement actions. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. For example, the California Consumer Privacy Act, as amended by the California Privacy Rights Act (“CPRA,” and collectively, “CCPA”), and several other state laws, which introduce new data protection and privacy rights, require covered companies to provide new disclosures, and in some cases introduce a private right of action for certain data breaches. State laws are changing rapidly and there is discussion in Congress of a new comprehensive federal data protection law to which we would become subject if it is enacted, which may add additional complexity, variation in requirements, restrictions and potential legal risks, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data, and could result in increased compliance costs or changes in business practices and policies.

We are also subject to international laws, rules, regulations and standards in many jurisdictions, which apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, in the EEA, we are subject to the European Union General Data Protection Regulation (“EU GDPR”), and, following the UK’s exit from the EU, we are subject in the UK to the UK General Data Protection Regulation and the UK Data Protection Act 2018 (“UK GDPR”), which currently imposes the same obligations as the EU GDPR in most material respects. However, the UK GDPR will not automatically incorporate future changes to be made to the EU GDPR (such changes would need to be specifically incorporated by the UK government), which creates a risk of divergent parallel regimes and related uncertainty. The EU GDPR and UK GDPR also impose strict rules on the transfer of personal information to countries outside of the EEA and the UK. As the enforcement landscape develops, and supervisory authorities issue further guidance on international data transfers, we could suffer additional costs, complaints and/or regulatory investigations or fines, we may have to make certain operational changes, we have had to and will have to implement revised transfer mechanisms for intragroup, customer and vendor arrangements within required time frames, the manner in which we provide our products could be affected, and it could adversely affect our business, operations and financial condition.

We are subject to evolving data privacy and security laws, rules and regulations in the PRC, particularly the Cybersecurity Law (“CSL”), the Data Security Law (“DSL”), and the Personal Information Protection Law (“PIPL”), along with their implementing regulations and standards. These laws require that any collection, use, transfer, and storage of personal information follow the three principles of legitimacy, justification, and necessity. Consent from the data subject is required, unless there are other legal bases for processing. Furthermore, operators of critical information infrastructure (“CIIOs”) and personal information handlers must locally store personal information and important data generated within the PRC, if it exceeds a certain threshold defined by relevant authorities. The CSL, DSL, and PIPL also specify rules for transferring personal information and important data outside the PRC. Compliance with security assessments or certifications by designated agencies or entering into approved standard contracts with overseas recipients are among the requirements for such transfers.

In addition to the CSL, the DSL and the PIPL, the relevant government authorities of the PRC promulgated several regulations or released a number of draft regulations for public comments which are designed to provide further implemental guidance in accordance with the laws mentioned above. We cannot predict what impact the new laws and regulations or the increased costs of compliance, if any, will have on our operations in the PRC, in particular the CSL, DSL or PIPL, or the increased costs of compliance, if any, will have on our operations in the PRC due to their recent enactment and the limited guidance available, particularly on PIPL, which entities are awaiting further guidance on, particularly on the scope of data localization requirement. It is also generally unclear how the laws will be interpreted and enforced in practice by the relevant government authorities as often, the abovementioned laws are drafted broadly and thus leave great discretion to the relevant government authorities to exercise.

We post our privacy policy and practices concerning our collection, use, retention, security, disclosure, transfer and other processing of personal information on our websites and provide similar policies to our employees. Although we endeavor to comply with legal obligations and our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about privacy and information security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices.

In addition, we are subject to the Payment Card Industry Data Security Standard (“PCI DSS”). PCI DSS is a specific set of comprehensive security standards imposed by payment card networks on companies that process credit card information, related to enhancing payment account information security, including, but not limited to, requirements for security management, policies, procedures and standards related to network architecture, software design and certification requirements. PCI DSS compliance is required in order to maintain credit card processing services and to provide our payment facilitation services. Additionally, we are also required to comply with payment card network operating rules, which are set and interpreted by the payment card networks. Payment card networks could adopt new operating rules or interpret or reinterpret existing rules in ways that might prohibit us from providing certain services to some consumers, be costly to implement, or difficult to follow. Moreover, compliance with PCI DSS does not guarantee a completely secure environment and, notwithstanding the results of a compliance assessment, there can be no assurance that payment card networks will not request further compliance assessments or set forth additional requirements binding on us to maintain access to credit card processing services. Compliance is an ongoing effort and the requirements evolve as new threats are identified. In the event that we were to lose PCI DSS compliance status (or fail to renew compliance under a future version of the PCI DSS), or if our information security systems are breached or compromised, we may be liable for card-issuing banks’ and our third-party payments processors’ costs, subject to fines and higher transaction fees, and lose our ability to accept credit and debit card payments from our consumers, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

All of these evolving compliance and operational requirements impose significant costs on us, such as costs related to organizational changes, implementing additional protection technologies, training associates and engaging consultants, which are likely to increase over time. Such requirements may require us to modify our data processing practices and policies, distract management or divert resources from other initiatives and projects, all of which could have a material adverse effect on our results of operations, financial condition and cash flows. Any failure or perceived failure by us to comply with any applicable federal, state or similar foreign laws, rules, regulations and guidelines relating to data privacy and security could result in damage to our reputation and our relationship with our wholesale partners and consumers, as well as proceedings or litigation by governmental agencies, wholesale partners or consumers, including class action privacy litigation in certain jurisdictions, which could subject us to significant fines, sanctions, awards, penalties, corrective measures or judgments, any of which could result in costly investigations and litigation, civil or criminal penalties (including against officers), operational changes, and negative publicity that could adversely affect our reputation, as well as our results of operations and financial condition.

Risks Related to Financial, Accounting and Tax Matters

We plan to primarily use cash from operations to finance our growth strategy, but may need to raise additional capital that may be required to grow our business, which we may not be able to raise on terms acceptable to us or at all.

While we intend to primarily finance our growth through the cash flows generated by our operations, we may need to seek additional capital, potentially through debt or equity financings, to fund our growth. Our ability to obtain additional capital, if and when required, will depend on our business plans, investor demand, our operating performance, market conditions, our credit rating and other factors. We cannot assure you that we will be able to raise needed cash on terms acceptable to us or at all. Failure to secure any necessary financing, including any refinancing of existing indebtedness, in a timely manner in our preferred currency, or on favorable terms could have a material adverse effect on our growth strategy. Financings may be on terms that are dilutive or potentially dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the price per share of our ordinary shares. The holders of any new securities may also have rights, preferences or privileges which are senior to those of existing holders of ordinary shares. If we raise additional capital through the sale of equity or convertible debt securities, you and our existing shareholders may experience substantial dilution, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our ordinary shares. If new sources of financing are required, but are insufficient or unavailable, we may be required to modify our growth and operating plans based on available funding, if any, which would harm our profitability, business, results of operation and financial condition.

Our existing and any future indebtedness could adversely affect our ability to operate our business.

As of February 29, 2024, we had $2.1 billion aggregate principal amount of outstanding indebtedness. In February 2024, we entered into a new credit agreement, under which we established a new $500 million USD term loan facility, a new €700 million EURO term loan facility, and a $710 million new revolving credit facility (together, the “New Senior Secured Credit Facilities”) and issued $800 million of 6.750% new senior secured notes. We used the proceeds of such offering, together with the New Senior Secured Credit Facilities, to fund the repayment in full of our outstanding borrowings under our existing Senior Credit Facilities, which were subsequently terminated. Our New Senior Secured Credit Facilities are secured by liens on our and certain of our subsidiaries’ assets. We may incur additional long-term debt and working capital lines of credit to meet future financing needs, subject to certain restrictions and prohibitions under the agreements governing our indebtedness which would increase our total debt. This additional debt may be substantial and some of this indebtedness may be secured.

Our existing indebtedness has had, and any future indebtedness could have, important consequences, including financial covenants and restrictions on:

●	incurrence of indebtedness;
●	granting loans, guarantees or security interests;
●	disposing of assets; and
●	making or entering into acquisitions, joint ventures or mergers.

The New Senior Secured Credit Facilities contain certain financial covenants that require the Company to, if, as of the last day of each fiscal quarter of the Company, commencing with the last day of the first full fiscal quarter after the Issue Date for so long as any indebtedness under the New Revolving Credit Facility remains outstanding, maintain (i) a maximum first lien net leverage ratio of not greater than 5.00:1.00 and (ii) a minimum interest coverage ratio of not less than 2.00:1.00, which shall increase to 2.25:1.00 as of the fiscal quarter ending December 31, 2025 and shall further increase to 2.50:1.00 as of the fiscal quarter ending December 31, 2026. The financial covenant contains a customary term loan facility standstill and customary cure rights.

In addition, our borrowings under our New Senior Secured Credit Facilities have Euro Interbank Offered Rate (“EURIBOR”)-based and/or Secured Overnight Financing Rate (“SOFR”)-based interest rates. SOFR is a relatively new reference rate, has a very limited history and is based on short-term repurchase agreements, backed by Treasury securities. Changes in SOFR and EURIBOR can be volatile and difficult to predict. As a result, the amount of interest we may pay on our New Senior Secured Credit Facilities is difficult to predict. If the market rate of interest increases substantially, we will have to pay additional interest on this indebtedness, which would reduce cash available for our other business needs.

We may not have sufficient funds, and may be unable to generate sufficient cash flows from operations, to pay the amounts due under our existing debt instruments. Failure to make payments or comply with other covenants under our existing or future debt instruments could result in an event of default. If an event of default occurs and the lender accelerates the amounts due, we may need to seek additional financing, which may not be available on acceptable terms, in a timely manner or at all. In such event, we may not be able to make accelerated payments, and the lender could seek to enforce security interests, if any, in the collateral securing such indebtedness, which includes or could include substantially all of our assets. In addition, the covenants under our existing or future debt instruments, any pledge of our assets as collateral and any negative pledge with respect to our intellectual property could limit our ability to obtain additional debt financing. Any of these events could have a material and adverse effect on our business, financial condition, operating results, cash flows, and prospects. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Senior Facilities Agreement.”

Fluctuations in foreign currency exchange rates could harm our results of operations.

We report our consolidated financial results in U.S. dollars but have significant non-U.S. operations. The functional currency of Amer Sports, Inc. is the euro. A large portion of our business is conducted in currencies other than U.S. dollars, in particular the euro, the Canadian dollar and Renminbi (“RMB”), and generally the applicable local currency is our functional currency in that locality. Our sales are generally made in local currencies, while the majority of our costs are paid in U.S. dollars or the euro. As a result, we face foreign currency exposure on the translation of net income, assets and liabilities of our operations in numerous jurisdictions into U.S. dollars, including on our outstanding indebtedness denominated in euro. Given the strength of the U.S. dollar against our key foreign currencies, including the euro, the Canadian dollar and RMB, translation into U.S. dollars for the periods presented results in lower profitability. In the future, if the U.S. dollar continues to be strong against local currencies, we will continue to see lower profitability; however, if the U.S. dollar were to weaken against the euro or RMB, translation into U.S. dollars could result in increased profitability.

Where possible, we manage foreign currency exposure through a variety of methods, including by financing each business unit in its functional currency and concentrating cash flows through centralized entities to limit the number of foreign currencies being utilized for purchases. Additionally, we enter into hedging arrangements to limit our exposure to foreign currency fluctuations for a significant portion of our cash flows, in particular with our most commonly used foreign currencies, including euros, Canadian dollars and RMB. The majority of our hedging arrangements are short-term and are usually rolled forward within the standard business cycle. Nonetheless, it is not practical for us to mitigate all of our foreign currency exposure, nor are we able to accurately predict the possible impact of future foreign currency exchange rate fluctuations on our results of operations, due to our constantly changing exposure to various foreign currencies, difficulty in predicting fluctuations in foreign currency exchange rates relative to the U.S. dollar and the significant number of foreign currencies involved. As we continue to expand our global operations, our exposure to foreign currency risk could become more significant and could have a significant and potentially adverse, effect on our results of operations.

Foreign exchange variations have been significant in the past and current foreign exchange rates may not be indicative of future exchange rates, and may be further impacted by the efforts of central banks to curb inflation, in the United States as well as in the other jurisdictions in which we operate and recognize sales and incur costs. Significant variations in foreign exchange rates may also make hedging contracts ineffective for hedge accounting purposes in future periods.

Our revenue and other operating income fluctuate on a seasonal basis.

We experience limited seasonal fluctuations in our revenue and other operating income, with a slightly higher portion of our revenue and earnings in the fourth fiscal quarter due to our higher share of fall and winter collections. Any decrease in revenue or margins during this period could have a material adverse effect on our results of operations, financial condition and cash flows. Seasonal fluctuations also affect our cash and inventory levels, since we usually manufacture and produce products, including for our wholesale partners in advance of our and their peak selling periods. We manufacture a significant amount of inventory before the winter seasons. As such, working capital requirements typically increase throughout our second and third fiscal quarters as inventory builds to support our peak shipping and selling period which typically occurs from August to December. If we are not successful in selling inventory, they may have to sell the inventory at significantly reduced prices or may not be able to sell the inventory at all, which could have a material adverse effect on our results of operations.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected.

The preparation of financial statements in conformity with IFRS accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on a set of underlying data that may include our historical experience, knowledge of current events and conditions and on other factors that we believe to be reasonable under the circumstances at the time of the estimate, as provided in “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue, inventory, impairment of goodwill and intangible assets with indefinite useful lives and share-based payments. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors.

We could incur goodwill and other intangible asset impairment charges, which could harm our profitability.

We have goodwill and other intangible assets held on our balance sheet. We periodically review the carrying values of goodwill and other intangible assets to determine whether such carrying values exceed their recoverable amount, which is the higher of the asset or cash generating unit’s (“CGU”) fair value less costs of disposal and value in use. Declines in the profitability of individual reporting units due to economic or market conditions or otherwise, as well as adverse changes in financial, competitive and other conditions, including declines in the operating performance of our CGUs or other adverse changes in the key valuation assumptions contributing to the estimated fair value of our CGUs, could adversely affect the estimated fair values of the related reportable segments, which could result in an impairment of the recorded balances of goodwill or other intangible assets.

We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate the material weakness or if we identify additional material weaknesses in the future or otherwise fail to develop and maintain effective internal control over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.

In connection with the preparation of our consolidated financial statements, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. Specifically, the material weakness related to (i) lack of consistent and proper application of accounting processes and procedures, defined control processes, including defined review and supervision roles in those control processes, and segregation of duties and (ii) insufficient resources with an appropriate level of technical accounting and SEC reporting expertise. We have implemented and are in the process of implementing measures designed to improve our internal control over financial reporting and remediate the material weakness, including: implementing new information technology and systems for the preparation and review of financial statements, including a financial close and reconciliation management software; implementing additional review procedures within our accounting and finance department; enhancing our accounting and finance leadership and supporting resources, including hiring a Chief Accounting Officer; and engaging external accounting experts to support improving our accounting controls and procedures and supplement our internal resources in our computation processes. We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the material weakness in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses.

In addition, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) because no such evaluation has been required. As a public company, we will be required to certify our compliance with Section 404 of the Sarbanes-Oxley Act, which will require us to furnish annually a report by management on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 20-F. Moreover, beginning with our second annual report on Form 20-F, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified. If we identify any additional material weaknesses, or we are unable to successfully remediate our existing material weakness or any future material weaknesses in our internal control over financial reporting, or if we cannot comply with the requirements of the Sarbanes-Oxley Act in a timely manner or attest that our internal control over financial reporting is effective, or if our independent registered public accounting firm cannot express an unqualified opinion as to the effectiveness of our internal control over financial reporting when required, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in the accuracy and completeness of our financial reporting and our share price may decline as a result, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

If we are a “passive foreign investment company” (a “PFIC”), a U.S. shareholder may be subject to adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income (including cash). Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, and capital gains. Based on our current operations and the composition of our income and assets, we believe we were not a PFIC for our 2023 taxable year. However, the determination of whether we are a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear, and whether we were a PFIC in 2023 is uncertain in several respects. Moreover, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ordinary shares, which may fluctuate substantially over time). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

Certain adverse U.S. federal income tax consequences could apply to U.S. investors if we are treated as a PFIC for any taxable year during which such investors hold our ordinary shares. For further discussion, see “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders.”

Adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.

We are subject to the examination of our tax returns by tax authorities in Finland, Germany, the United States, the PRC and the numerous other jurisdictions in which we have operations. We regularly assess the likelihood of an adverse outcome resulting from these examinations to determine the adequacy of its provision for income taxes. Although we believe our tax provisions are adequate, the final determination of tax audits and any related disputes could be materially different from our historical income tax provisions and accruals. In addition, we and our subsidiaries, as part of our ongoing operations, regularly engage in intercompany transactions and arrangements based on transfer pricing policies that we have implemented. Although we believe that our transfer pricing policies comply with applicable law, tax authorities in the jurisdictions in which we operate have in the past challenged and could in the future challenge our transfer pricing policies with respect to these transactions and arrangements. The results of audits, challenges or related disputes could have an adverse effect on our cash tax liabilities, effective tax rate, and financial statements for the period or periods for which the applicable final determinations are made.

We could be subject to changes in tax laws, tax regulations and tax treaties, including their interpretation and application, in the Cayman Islands, Finland, Germany, the United States, the PRC, or any other country in which we operate, which could result in additional tax liabilities or increased volatility in our effective tax rate.

We are subject to the tax laws in the Cayman Islands, Finland, Germany, the United States, Canada, the PRC and numerous other jurisdictions. Current economic and political conditions make tax laws, tax regulations and tax treaties, including their interpretation and application, in any jurisdiction subject to significant change. We earn a substantial portion of our income in countries around the world and are subject to the tax laws of those jurisdictions. A number of the jurisdictions in which we operate have recently reformed or changed their tax laws, regulations and tax treaties, such as the anti-tax avoidance directive adopted by the member states of the EU and the Inflation Reduction Act adopted by the United States which, among other changes, introduced a 15% corporate minimum tax on certain corporations, and many jurisdictions are considering other proposals to reform or change their tax laws, regulations and tax treaties, including minimum tax and tax-avoidance proposals being considered in connection with the OECD’s project on base erosion and profit shifting, and proposals in the United States. The adoption or implementation of these proposals could significantly impact how we are taxed on our earnings from operations in these jurisdictions. Although we cannot predict whether or in what form these proposals will be adopted, several of the proposals considered, if enacted into law, could have an adverse impact on our income tax expense and cash flows. Portions of our operations are subject to a reduced tax rate or are free of tax under various tax holidays and rulings. We also utilize tax rulings and other agreements to obtain certainty in treatment of certain tax matters. These tax holidays, rulings and agreements expire in whole or in part from time to time and may be extended when certain conditions are met or terminated if certain conditions are not met. The expiration or termination of any tax holidays, rulings or agreements, or changes in the conditions governing such tax holidays, rulings or agreements, could have an adverse effect on our effective income tax rate.

We could be required to collect additional sales taxes or be subject to other tax liabilities that may increase the costs our consumers would have to pay for our products and adversely affect our operating results.

In general, we have not historically collected state or local sales, use or other similar taxes in any jurisdictions in which we do not have a tax nexus, in reliance on court decisions or applicable exemptions that restrict or preclude the imposition of obligations to collect such taxes with respect to online sales of our products. In addition, we have not historically collected state or local sales, use or other similar taxes in certain jurisdictions in which we do have a physical presence, in reliance on applicable exemptions. On June 21, 2018, the U.S. Supreme Court decided, in South Dakota v. Wayfair, Inc., that state and local jurisdictions may, at least in certain circumstances, enforce a sales and use tax collection obligation on remote vendors that have no physical presence in such jurisdiction. A number of states have already begun, or have positioned themselves to begin, requiring sales and use tax collection by remote vendors and/or by online marketplaces. The details and effective dates of these collection requirements vary from state to state. While we now collect, remit and report sales tax in all states that impose a sales tax, it is still possible that one or more jurisdictions may assert that we have liability for previous periods for which we did not collect sales, use or other similar taxes, and if such an assertion or assertions were successful it could result in substantial tax liabilities, including for past sales taxes and penalties and interest, which could materially adversely affect our business, financial condition and operating results.

Risks Related to Our Relationship with ANTA Sports

ANTA Sports may fail to perform under the business services agreement (“BSA”), or we may fail to have replacement systems and services in place when the BSA expires.

ANTA Sports provides us with services related to certain shared functions in Greater China pursuant to a BSA we entered into in connection with the consummation of our IPO. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with ANTA Sports.” These services will be provided for terms of varying duration. We will rely on ANTA Sports to satisfy its obligations during the term of the BSA. Failure by ANTA Sports to perform these obligations, or any delay in or disruption to ANTA Sports’ ability to perform these obligations, could increase our costs of procuring these services, result in system or service interruptions, divert our management’s focus or otherwise adversely affect our business, results of operations or financial condition, potentially for an extended period of time. Furthermore, pursuant to the BSA, ANTA Sports will agree to perform the services for us in a manner consistent with the past practice of our business. As a result, our operational flexibility to implement changes with respect to these services or the amounts we pay for them will be limited, and we may not be able to implement changes in a manner desirable to us. In addition, we have historically received informal support from ANTA Sports, which may not be addressed in the BSA. The level of this informal support may diminish following the completion of our IPO.

The services that ANTA Sports will provide to us pursuant to the BSA are subject to change over time. Upon the termination of the BSA in accordance with the terms thereof, or to the degree it is not renewed according to its terms, we will be required to create our own, or engage alternative third-party sources to provide, systems and services to replicate or replace many of the systems and services that ANTA Sports currently provides to us. However, we may not be able to successfully replicate or replace these services or obtain the services at the same or better quality, at the same or lower costs or otherwise on the same or more favorable terms and conditions from third parties. If we do not have our own systems and services, or comparable agreements with alternative third-party sources, in place when the BSA expires, our business, results of operations or financial condition could be adversely affected, including in the manner described in the preceding paragraph. For more information regarding risks related to cybersecurity, see “—Risks Related to Our Intellectual Property and Information Technology.”

We potentially could have received better terms from unaffiliated third parties than the terms in our agreements with ANTA Sports.

The agreements we have entered into in connection with our IPO, with ANTA Sports, including the BSA and the procurement and sourcing of products, sharing of certain middle to back-office services, retail platform related transactions and licensing, have been negotiated by us during periods in which we did not have a board of directors or a management team independent of ANTA Sports. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with ANTA Sports.” Arm’s-length negotiations for similar products and services with an unaffiliated third party may have resulted in more favorable terms to the unaffiliated third party.

Some of our directors and officers may have actual or potential conflicts of interest because of their equity ownership in ANTA Sports, and service as directors and/or officers of ANTA Sports.

Because of their current or former positions with ANTA Sports, some of our directors and executive officers may own shares of ANTA Sports or have options to acquire shares of ANTA Sports, and the individual holdings may be significant for some of these individuals compared to their total assets. Prior to the completion of our IPO, our Chief Executive Officer was an officer of ANTA Sports. In addition, certain of our directors continue to serve as officers or directors of ANTA Sports. Pursuant to our second amended and restated memorandum and articles of association, ANTA Sports will have the right to nominate a number of directors to our board of directors, to be designated by such shareholder. For so long as ANTA Sports and its affiliates together continue to beneficially hold (i) at least 30% of our then-issued and outstanding ordinary shares, it shall have the right to nominate a total of five (5) candidates to serve as directors; (ii) at least 25% (but less than 30%) of our then-issued and outstanding ordinary shares, it shall have the right to nominate a total of four (4) candidates to serve as directors; (iii) at least 20% (but less than 25%) of our then-issued and outstanding ordinary shares, it shall have the right to nominate a total of three (3) candidates to serve as directors; (iv) at least 15% (but less than 20%) of our then-issued and outstanding ordinary shares, it shall have the right to nominate a total of two (2) candidates to serve as directors; and (v) at least 10% (but less than 15%) of our then-issued and outstanding ordinary shares, it shall have the right to nominate a total of one (1) candidate to serve as director. At the time ANTA Sports and its affiliates together beneficially hold less than 10% of our then-issued and outstanding ordinary shares, it shall no longer have the right to nominate for election any candidates to serve as directors.

A director who has a material interest in a matter before our board of directors or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it in accordance with applicable law. In situations where a director has a material interest in a matter to be considered by our board of directors or any committee on which he or she serves, such director may be required to excuse himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Although all transactions with related parties will be approved by independent members of our board of directors that may meet in the absence of senior executive officers and non-independent directors, the ownership of ANTA Sports equity or service to ANTA Sports may create the appearance of conflicts of interest when the ANTA Sports-affiliated directors and officers are faced with decisions that could have different implications for ANTA Sports or us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between ANTA Sports and us regarding the terms of the BSA and the relationship thereafter between the companies. Potential conflicts of interest could also arise if we enter into commercial arrangements with ANTA Sports in the future. As a result of these actual or apparent conflicts, we may be precluded from pursuing certain growth initiatives.

While the board of directors believes that, given its size and structure, such actual or potential conflicts of interest can be managed adequately, including that the independent members of our board of directors may meet in the absence of senior executive officers and non-independent directors in respect of the relevant matter, the actual or perceived conflicts of interest that may arise could cause reputational or other harm.

In addition, given these relationships, consumers as well as other third parties may confuse our business with that of our principal shareholder as well as any perceived link between our or our principal shareholder’s products, each of which could affect our business, competitive position and market perception.

Risks Related to Our Ordinary Shares

If securities analysts cease publishing research or reports or publish misleading, inaccurate or unfavorable research about us, our business or our market, or if they publish negative evaluations of our ordinary shares, the price and trading volume of our ordinary shares could decline.

The trading market for our ordinary shares is expected to be influenced, in part, by the research and reports that industry or financial analysts publish about us, our business, our market and our competitors. If one or more of the analysts covering our business downgrade their evaluations of our ordinary shares or publish inaccurate or unfavorable research about our business, or provide more favorable relative recommendations about our competitors, the price of our ordinary shares could decline. If one or more industry or financial analysts fail to regularly publish reports on us or if one or more of these analysts cease to cover our business, we could lose visibility in the market, which in turn could cause the price or trading volume of our ordinary shares to decline.

The market price of our ordinary shares may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our ordinary shares.

The market price of our ordinary shares could be subject to significant fluctuations. In addition, securities markets worldwide have experienced, and are likely to continue to experience, extreme volatility that has often been unrelated to the operating performance of particular companies. The market price for our ordinary shares may be influenced by many factors, including the other factors described in this section.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Any lawsuit to which we are a party, with or without merit, may result in an unfavorable judgment. We also may decide to settle lawsuits on unfavorable terms. Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our offerings or business practices. Such litigation may also cause us to incur other substantial costs to defend such claims and divert management’s attention and resources.

We are a foreign private issuer and, as a result, we will not be subject to the U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Securities Exchange Act of 1934 (the “Exchange Act”) as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Cayman laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we intend to provide quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

As a foreign private issuer within the meaning of the NYSE corporate governance rules, we are permitted to rely on exemptions from certain of the NYSE corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our ordinary shares.

The corporate governance rules of the NYSE require listed companies to have, among other things, a majority of independent directors and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. For as long as we choose to rely on the foreign private issuer exemption to certain of the NYSE corporate governance standards, our board of directors’ approach to governance may be different from that of a board of directors of a U.S. domestic company, and, as a result, the management oversight of our company may be more limited than if we were subject to all of the NYSE corporate governance standards. While a majority of the directors on our board of directors are independent directors, as long as we rely on the foreign private issuer exemption to certain of the NYSE corporate governance standards, a majority of the directors on our board of directors may not be required to be independent directors. Additionally, we currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE in respect of the following:

●	the requirement of the NYSE listing rules that the compensation committee and the nominating and governance committee of the board of directors be composed entirely of independent directors;
●	the requirement of the NYSE listing rules that a listed issuer obtain shareholder approval when it establishes or materially amends a stock option or purchase plan or other arrangement pursuant to which stock may be acquired by officers, directors, employees or consultants;

●	the requirement of the NYSE listing rules that a listed issuer obtain shareholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common stock) that equal 20% or more of the issuer’s outstanding common stock or voting power prior to such issuance or sale; and
●	the requirement of the NYSE listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

Accordingly, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the NYSE corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.

Because we do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

Our second amended and restated memorandum and articles of association permits us to pay dividends. We currently intend to retain any future earnings to fund the development and expansion of our business, and, therefore, we do not anticipate paying cash dividends on our ordinary shares but our board of directors may choose to do so at any point if it is in the best interests of the Company and our shareholders. Any future determination to pay dividends will be at the discretion of our board of directors, subject to applicable laws, and will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either a profit or share premium account, provided that in no circumstances may a dividend be paid if it would result in the company being unable to pay its debts as they fall due in the ordinary course of business. In addition, we are governed by the laws of the Cayman Islands and our second amended and restated memorandum and articles of association, under which there is no minimum mandatory dividend payable to our shareholders and no established periodicity for the distribution of dividends. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. As a result, capital appreciation, if any, of our ordinary shares will be your sole source of gain for the foreseeable future.

A significant portion of our issued and outstanding ordinary shares is restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

Sales of a substantial number of our ordinary shares in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. As of the date of this annual report, we have 505,249,607 ordinary shares outstanding. 384,499,607 ordinary shares are currently restricted as a result of securities laws or lock-up agreements but will become eligible to be sold on or after July 30, 2024. The lock-up agreements include customary exceptions, and the representatives of the underwriters of our IPO may release some or all of the ordinary shares subject to lock-up agreements at any time and without notice, which would allow for earlier sales of shares in the public market.

Moreover, beginning on July 30, 2024 or earlier waiver or release of the lockup, holders of an aggregate of 377,494,994 of our ordinary shares, will have rights, subject to specified conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. We have also registered all ordinary shares that we may issue under our equity compensation plans. As a result, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements.

In the future, we may also issue additional securities if we need to raise capital or make acquisitions, which could constitute a material portion of our then-issued and outstanding ordinary shares.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs, particularly as we hire additional financial and accounting employees to meet public company internal control and financial reporting requirements and will make some activities more time-consuming and costly.

We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. If we fail to comply with new laws, regulations and standards, regulatory authorities could initiate legal proceedings against us, and our business could be harmed.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit in accordance with U.S. securities laws is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

Our second amended and restated memorandum and articles of association designates the Grand Court of the Cayman Islands as the exclusive forum for substantially all disputes between us and our shareholders, and the federal district court as the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act, the Exchange Act or other securities laws, which could limit our shareholders’ ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our second amended and restated memorandum and articles of association provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or any other person, (iii) any action or proceeding arising pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the Companies Act of the Cayman Islands (the “Companies Act”), our second amended and restated memorandum and articles of association, or any other provision of applicable law, (iv) any action or proceeding seeking to interpret, apply, enforce or determine the validity of our second amended and restated memorandum and articles of association or (v) any action or proceeding as to which the Companies Act confers jurisdiction on the Grand Court of the Cayman Islands shall be the Grand Court of the Cayman Islands, in all cases subject to the court having jurisdiction over indispensable parties named as defendants.

Our second amended and restated memorandum and articles of association also provides that the federal district courts of the United States are the exclusive forum for resolving any complaint asserting a cause of action under the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act or other securities laws. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to these provisions. However, shareholders will not be deemed to have waived our compliance with U.S. federal securities laws and the rules and regulations thereunder.

These exclusive forum provisions may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. The enforceability of similar choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the exclusive forum provisions in our second amended and restated memorandum and articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could adversely affect our results of operations.

We are a Cayman Islands exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our second amended and restated memorandum and articles of association and by the laws of the Cayman Islands. The rights of our shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company.

Under Cayman Islands law, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not properly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. However, following a declaration being made pursuant to the Articles of Association of the Company, subject to any separate requirement for audit committee approval under applicable law or the rules and regulations of the NYSE, and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its shareholders and the director’s duties prohibit self-dealing by a director and mandate that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”

Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.

Our corporate affairs are governed by our second amended and restated memorandum and articles of association, by the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less well-developed Cayman Islands law in this area.

Specifically, subject to limited exceptions, under Cayman Islands’ law, a minority shareholder may not bring a derivative action against the board of directors. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar. Further, while Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a court sanctioned reorganization (by way of a scheme of arrangement). This may make it more difficult for you to assess the value of any consideration you may receive in a corporate reorganization (approved by way of a scheme of arrangement) or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, the Companies Act does provide a mechanism for a dissenting shareholder in a statutory merger or consolidation to apply to the Grand Court of the Cayman Islands for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on the fair value of such shares within the time limits prescribed by the Companies Act.

In addition, shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our second amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion.

U.S. civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and the majority of our operations and current assets are conducted and located outside the United States. Most of our directors and executive officers reside outside the United States, and substantially all of their assets are located outside the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States.

Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands. Courts of the Cayman Islands may not, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, courts of the Cayman Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final and conclusive and for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands’ judgment in respect of the same matters, and was not obtained by fraud or in a manner which is contrary to the public policy of the Cayman Islands. In addition, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated under the name of “Amer Sports Management Holding (Cayman) Limited” as an exempted company with limited liability under the laws of the Cayman Islands on January 3, 2020. On August 4, 2023, we changed our name to Amer Sports, Inc. Our registered offices are located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our telephone number at this address is +1 345 945 3901. Our corporate offices are located at Konepajankuja 6, 00511 Helsinki, Finland. Our telephone number at this address is +358 (0)20 712 2500. Our agent for service of process in the United States is Andrew E. Page, Chief Financial Officer, located at One Prudential Plaza, 130 East Randolph Street #600, Chicago, IL 60601. Our principal website is www.amersports.com. The information on, or accessible through, our website is not a part of, and is not incorporated into, this annual report. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

In February 2024, Amer Sports, Inc. became a publicly traded company on the New York Stock Exchange (“NYSE”). Our reports filed with or furnished to the United States Securities and Exchange Commission (“SEC”) are available, free of charge, on our investor relations website at https://investors.amersports.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC maintains a website at http://www.sec.gov that contains reports and other information regarding us and other companies that file materials with the SEC electronically. We use our investor relations website as a means of disclosing material information. Accordingly, investors should monitor our investor relations website, in addition to following our press releases, SEC filings, and public conference calls and webcasts.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for our principal capital expenditures since January 1, 2021 and expected budget for 2024. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Comparability of Our Results of Operations—Discontinued Operations” for our principal divestures since January 1, 2021.

B. Business Overview

Amer Sports is a global group of iconic sports and outdoor brands, including Arc’teryx, Salomon, Wilson, Atomic and Peak Performance. Our brands are known for their detailed craftsmanship, unwavering authenticity, premium market positioning and compelling market shares in their categories. We pride ourselves on cutting-edge innovation, technical performance and ground-breaking designs that allow athletes and everyday consumers to perform better every day. Through partnerships with industry influencers and elite athletes, and in collaboration with the various communities we serve, we develop next-generation products that define winning moments in sports. Our brands are creators of exceptional apparel, footwear, equipment, protective gear and accessories that we believe give our consumers the confidence and comfort to excel.

Select Pinnacle Moments in Sports where Amer Sports’ Brands are Delivering at the Highest Levels

Courtney Dauwalter smashes ultramarathon world records wearing Salomon shoes, apparel and packs	Marta Kostyuk takes the court at Roland-Garros, playing head-to-toe in Wilson

Pro freeskier, Chris Benchetler, is protected from the elements in his Arc’teryx jacket	Winning her 88th World Cup race in 2023, Mikaela Shiffrin has the record for most Alpine World Cup victories in history

Our brands are our stars, constantly elevating the consumer experience and creating thriving communities. We empower our brands to pursue market-shaping leadership and set the standard for quality, performance and brand experience globally. While our brands have established heritage and market leadership today, significant runway remains ahead. We are excited about our future and the opportunity to drive growth in each of our three reportable segments: Technical Apparel, Outdoor Performance and Ball & Racquet Sports. Our segments comprise our “brand clusters,” which reflect both how our consumers engage with our products and how we manage our business.

Technical Apparel	Outdoor Performance	Ball & Racquet Sports

Each segment is led by one of our core brands: Arc’teryx, Salomon and Wilson. Each of these brands creates high-quality technical products that stand out in their respective categories, and possesses key differentiated attributes.

Founded	1989	1947	1914
Purpose	Lead the world in snow, trail and climb products for the mountain athlete	We exist to unleash the best in people through mountain sports	Empower every human to live life like an athlete
Activities	Climbing, hiking, mountaineering, skiing, snowboarding	Trail running, road running, hiking, snowboarding, alpine skiing, Nordic skiing	Racquet sports, baseball, softball, football, basketball, volleyball, golf
Key Product	Performance Outerwear	Running Shoes	Tennis Racket
Key Brand Attributes	Delivering leading mountain outerwear designed for the point of extreme need	Global leader in footwear and winter sports equipment, creating a 365-day, year-round brand fueled by innovation	Comprehensive sports hardgoods manufacturer that delivers consistent growth and performance

Geographic Revenue Mix by Brand (for 2023)

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Financial Metrics” for our revenues by geography for the years ended December 31, 2023, 2022 and 2021.

Arc’teryx

Arc’teryx is a technical outdoor apparel brand inspired by the Canadian Coast Mountains and built on the principle of obsessive, precise design and production. Arc’teryx gear pushes the boundaries of performance and enables adventurers to excel in their outdoor pursuits in the mountains, in the backcountry and on some of the world’s most technical climbs. The products are known for their minimalist design, and sleek and streamlined aesthetic, along with new, innovative features that continually advance outdoor activities. Product quality, from the materials to the design, allows Arc’teryx to command premium pricing as evidenced by its best-selling “hardshell” jacket in North America, the Alpha SV. Overall, Arc’teryx combines beautiful, innovative products and an authentic brand experience that extends beyond apparel, fostering communities and bringing people together across all regions of the world who share a passion for the outdoors.

Salomon

Born in the French Alps in 1947, Salomon creates premium innovative footwear, apparel, winter sports equipment and accessories. Since its founding, Salomon has been fueled by a culture of design, craftmanship, continuous innovation, and performance inspired by progress, the outdoors and athletes. The brand first produced metal ski edges and expanded into releasable ski bindings before launching industry changing rear-entry ski boots and monocoque skis. The brand’s leadership in winter sports helped to propel it into a diverse portfolio of sports and products including footwear and apparel. Today, Salomon is a market leader in global trail running footwear and premium hiking footwear, with products recognized for their performance, style, durability and sustainability. Over 65% of Salomon’s revenue in 2023 came from footwear, while also having leading market positions in its legacy winter sports equipment categories (skis, snowboards, boots, bindings, goggles, helmets, etc.), creating a 365-day, year-round brand serving all seasons for mountain sport consumers.

Wilson Sporting Goods

Founded in 1914 in Chicago, Illinois, Wilson Sporting Goods is a leading manufacturer of high-performance sports equipment, apparel, footwear and accessories. The Wilson Sporting Goods portfolio is made up of the iconic Wilson brand, as well as Louisville Slugger, DeMarini, EvoShield and ATEC. Collectively, these brands bring more than three centuries of innovation, history and heritage to a variety of mainstream sports. As a multi-sports platform, Wilson drives innovation and product excellence by leveraging learnings across the brands’ various disciplines, including tennis, baseball and basketball, among other sports. The Wilson brand has a legacy as the top-of-the-line sports equipment and is associated with legendary athletes, including Roger Federer, Russell Wilson and Jamal Murray. In addition, Wilson is the official partner of professional sports leagues, including the NBA, WNBA, NFL, the US Open and Roland Garros Grand Slam Tennis Championships, as well as the NCAA, making Wilson products integral to performance in sport. These athletes and leagues are a testament to the credibility and reputation of Wilson’s track record of innovation and superior products.

While Arc’teryx, Salomon and Wilson stand tall and lead our three segments, our other brands appropriately fit our sports-oriented portfolio. Brands such as Atomic and Peak Performance enhance our scale, competitive positioning and diversification across sports categories. Together, our brands enable us to lead and compete in various sports segments and drive the continued success of our portfolio.

The Amer Sports Group

We excel at identifying, developing and defining brands that meet our corporate vision. We empower these brands to autonomously connect with consumers and develop products to drive growth. Our platform supports the brands via scaled infrastructure and financial controls to accelerate performance. We believe that the size and diversification of our platform mitigates risks and provides financial flexibility to invest prudently to meet the continuously evolving needs of consumers, to develop competitive advantages and to drive growth across the brands through a relentless focus on innovation. We also believe that our platform enables efficient integration, scaling and optimization of target opportunities that fit within our portfolio, as well as critical insight to inform divestiture decisions.

We govern our brands through management across the finance, supply chain, sustainability, communication, legal and compliance functions, among other areas. At the same time, we enable our brands through our group’s incubator model that provides shared learnings from data analytics across the platform as well as from the economies of scale and synergies of shared resources, including supplier services, distribution and logistics, human resources and enterprise IT infrastructure. We further serve our brands through access to shared, centralized business services, including customer service and treasury management functions. All together, these resources empower our brand leadership teams to focus on serving consumers through brand, product and go-to-market strategies that drive performance, and our global and scaled operating model enables larger, robust brand organizations to independently flourish.

Seasonality

We experience some seasonal fluctuations in our revenue and operating results. Historically, we have realized a slightly higher portion of our revenue and earnings in the fourth quarter of the fiscal year, primarily due to higher sales through our DTC channel compared to the rest of the year and a higher share of fall and winter collections in our Technical Apparel and Outdoor Performance segments. For example, we generated 30%, 34%, and 33% of our total revenue in the fourth quarter of fiscal years 2023, 2022 and 2021, respectively. Our Ball & Racquet Sports segment is generally more consistent across fiscal quarters. Working capital requirements typically increase throughout our second and third fiscal quarters as inventory builds to support our peak shipping and selling period which typically occurs from August to December. Cash provided by operating activities is typically highest in our first fiscal quarter due to the significant inflows associated with our peak selling season. We believe our strategy to broaden our assortment within the soft goods categories across all our brands, including for example Arc’teryx’s enhanced focus on spring and summer collections, could lead to increasingly balanced revenue and results of operations throughout the fiscal year.

Our Growth Strategies

We have established comprehensive growth strategies across each of our brands, founded on the pillars of product innovation, geographic expansion, channel mix optimization and increased brand awareness. We intend to leverage both the intrinsic strengths of our brands and the synergistic benefits of our platform to pursue the following growth strategies:

Leverage Innovation Leadership to Strengthen Core Categories and Scale Newer Categories

The foundation of our brands’ success comes from an ability to innovate and create products that appeal to both elite athletes and everyday consumers. We believe our innovation model, which has been institutionalized across brands in each of our three segments, will allow us to expand our market shares within core categories, as well as tactically scale in newer categories.

Within Technical Apparel, Arc’teryx employs a hands-on, iterative product development process that begins with innovative ideas in the North Vancouver design center. These product innovations come to life via on-site prototyping at the nearby ARC’One facility. Further, the team rigorously tests the product in the Canadian Coast Mountains with world-class mountain athletes. This results in a product that meets our high quality standards and drives continuous innovation. Core innovation enables products like the Alpha SV waterproof breathable “hardshell” jacket to consistently be among Arc’teryx’s top selling products, supporting the brand’s market leadership within outdoor technical apparel and driving continued topline growth. Along with core outdoor category growth, Arc’teryx plans to grow its women’s category, where it has invested in new design leadership, including an expanded assortment, color palette and updated fits, along with rigorous engagement with female athletes to further expand market share with female consumers. For new product development, Arc’teryx recently opened a footwear development office in Portland, Oregon to be able to provide a more comprehensive offering to the outdoor consumer, while also further diversifying product line seasonality. Arc’teryx is also expanding its product portfolio through its popular contemporary urban lifestyle line, Veilance. These new categories are supplemented by sustainability programs, including ReCare™, ReCut™ and ReGear™. ReCare™ provides consumers with information on home care and field repair for their products, while the ReCut™ program diverts rescued textiles that are repurposed into original and coveted pieces and the ReGear™ program accepts used gear and refurbishes it for sale on the ReGear™ platform.

Within Outdoor Performance, Salomon is deeply committed to innovation in footwear, reflected by its world-class design center in Annecy, France, along with a professional athlete collaboration program to design next-generation products. Through trail running, Salomon has been influential in shaping the modern outdoor footwear industry, rich in heritage of the French Alps. These innovations fuel the future of the sport, recently being worn by Courtney Dauwalter as she set back-to-back records at the Western States Endurance Race 100-mile run, and three weeks later, in the Hardrock 100 with the same pair of S/LAB Genesis shoes. S/LAB is the brand’s halo collection of specialty running and Nordic ski systems which have won races from the UTMB in Chamonix France to the 2022 Olympic Winter Games in Beijing, China. The brand’s ADDIKT PRO on-piste ski line is made with recycled ABS sidewalls, demonstrating Salomon’s leading innovation.

Historically, innovation has supported the evolution of Salomon’s iconic products like the XT-6, which was launched in 2013 and originally designed for ultra-distance trail runners under harsh conditions. This silhouette now creates the foundation of Salomon’s rapidly growing Sportstyle line, which creates a blend between function and fashion that is loved by athletes and consumers alike and represents a significant opportunity for the brand. Salomon Sportstyle footwear has become so culturally relevant that the MM6 Maison Margiela x Salomon Cross Low shoes have been worn by global superstars, including during the Super Bowl LVII halftime show, which was viewed by more than 115 million people globally. Sportstyle is the fastest growing collection in the Salomon brand with revenue over €219 million in 2023.

Salomon also demonstrates an unwavering commitment to producing high-quality equipment for winter sports. During the 2022 Winter Olympic Games in Beijing, athletes using Salomon products went on to win 28 Olympic medals, showcasing the technical excellence of the brand’s winter sports equipment from skis, ski boots, ski bindings, snowboards, snowboard boots and bindings. Two-time World Cup Overall Alpine ski racer Marco Odermatt has relied exclusively on Salomon ski boots and bindings in his wins. Salomon intends to continue leveraging its premier innovation capabilities to improve existing product lines as well as develop new products to drive growth and increase market share.

In Ball & Racquet Sports, Wilson’s in-house innovation capabilities, anchored by its innovation center located in Chicago, provide a competitive advantage and an engine for continuous growth. The brand’s significant scale, particularly compared to mono-sport competitors, allows Wilson to make significant investments in research and development. The innovation process leverages key insights from technical scientists, engineers and designers who have a deep understanding of sports and the technical needs of athletes who use Wilson products.

Other recent innovation examples include a Louisville Slugger baseball bat that uses simulation software combined with artificial intelligence, first utilized in the golf space and then expanded to baseball, to enhance the contact sweet spot, or the Evo NXT basketball that redistributes the weight of the ball with an advanced internal construction, making the ball easier to shoot from long range. New product introductions accounted for approximately 15% of revenue in 2023 for Wilson. These product innovations drive market share growth in core sports as well as adjacent categories such as the increasingly popular games of padel in Europe and pickleball in the United States.

As a new growth lever, Wilson is expanding its reach in soft goods categories in addition to sports equipment. Wilson is already experiencing success with its Tennis 360 Softgoods strategy, which involves launching tennis footwear and increasing exposure to apparel and represented 5.0% of total Wilson sales during the year ended December 31, 2023. We believe this category will continue to grow as a larger contributor to the Wilson business and help fuel broader brand engagement.

Across segments, our plans to innovate, expand our product offering and successfully implement our growth strategy may not be successful, and implementation of these plans may divert our operational, managerial and administrative resources, which could harm our competitive position and reduce our revenue and profitability.

Further Penetrate Key Markets and Strategically Broaden Our Geographic Footprint

While our brands across each of our three segments have achieved global recognition, there are specific markets where they enjoy greater prominence: Arc’teryx in North America and Greater China, Salomon in Europe and Wilson in North America. By capitalizing on our existing global presence and leveraging our brands’ strengths, we have a significant opportunity to strategically increase our presence in existing and new geographies by cultivating new customer bases where there is promising market demand and ample room for growth.

Within Technical Apparel, Arc’teryx’s future geographic growth will be grounded in its historical momentum in North America and Greater China, with considerable opportunity in Europe and the rest of Asia Pacific. In North America and Greater China, the brand operates 51 and 64 owned retail stores, including seven and 21 factory outlets, respectively, as of December 31, 2023. During the period from 2019 to December 31, 2023, the brand has opened a net total of 30 new stores in Greater China, as well as a net total of 23 new stores in North America. In Europe and in the rest of Asia Pacific, Arc’teryx operates six and 21 owned retail stores, including two and five factory outlets, respectively, as of December 31, 2023. The brand intends to continue developing its retail real estate portfolio in these markets to drive brand awareness and growth. In Europe, there are retail opportunities in large metro areas such as Paris, as well as iconic, outdoor locations across the Alps, including Chamonix, France, Zermatt, Switzerland and St. Anton, Austria, where important community-building “mountain stores” are targeted to create authentic brand positioning.

Within Outdoor Performance, while Salomon is relatively well known in Europe, we believe brand awareness is significantly lower in Greater China and the United States. These markets represent strong growth opportunities as the technical performance, innovative design and premium nature of the brand’s products, especially within footwear, align well with consumer preferences in these markets. In Greater China, Salomon has successfully opened 37 owned retail stores as of December 31, 2023 and has plans to accelerate its retail rollout in this market. Despite still emerging brand awareness, Salomon enjoys specialty niche market positioning in the United States, including being well known for its winter sports equipment.

Within Ball & Racquet Sports, Wilson has a compelling opportunity to leverage its reputation for technical excellence in various sports activities, stemming from its historical success in the North American market. Wilson plans to expand its market leadership in North America while driving growth in both Greater China and Europe. In these newer markets, Wilson plans to leverage its partnership with the NBA as well as capitalize on increasing participation in sports and outdoor activities such as tennis. In Greater China, we believe that higher levels of participation in sports by children, young adults and women provide an opportunity to leverage the Tennis 360 Softgoods strategy to drive apparel and footwear growth while also developing a strong brand relationship with a large and dynamic consumer base. In Europe, Wilson plans to leverage its product authority in racquet sports to drive market share gains in padel, which is a popular fast-growing sport in the region. Fast growing sports like padel and pickleball are also fragmented and provide Wilson an opportunity to innovate on currently relatively standardized equipment.

Optimize Go-to-market Strategies to Conveniently Engage Consumers

Each of our brands employs a customized go-to-market strategy that is tailored specifically to the brand’s attributes and designed to effectively reach and captivate consumers. We remain committed to further refining and enhancing our go-to-market strategies with the goal of expanding our market presence, fostering customer loyalty and driving growth. Our DTC strategy will continue to require significant investment and management focus and may present risks and challenges, while our wholesale strategy may be impacted by the strength of our relationships with our wholesale partners.

Within Technical Apparel, for Arc’teryx, the DTC channel is the primary vehicle to engage consumers and drives both online and offline conversions. The DTC channel allows Arc’teryx to seamlessly leverage grassroots community marketing strategies and provides for a more agile inventory management model focused on consistent flow of fresh product. While Arc’teryx has a selective wholesale footprint that will remain an important element in its distribution strategy, we expect owned retail and e-commerce to continue to enable DTC to be the brand’s fastest growing channel.

●	Retail Brand Stores: Elevated brand stores provide a critical space for Arc’teryx to engage directly with consumers, showcase products and build community. Its retail store strategy has evolved to include three differentiated store formats with square footage generally ranging from 1,000-10,000 sq ft. With multiple store formats, the brand has expanded its retail store network, with a focus on global retail hubs like Shanghai and New York. The brand stores are highly productive with an average global sales per square foot of approximately $1,558 for the year ended December 31, 2023. Brand stores generally have been profitable with a target payback period of 24 months, with actual performance generally exceeding targets based on our global brand store openings for the year ended December 31, 2023. The ReBird™ Care and Repair centers, incorporated in several new stores opened since 2022, have been an important element of the brand’s immersive store experience, not only to enhance our efforts in improving the circularity and reusability of our products, but also to drive traffic and consumer engagement.

●	E-commerce: Arc’teryx’s digital platform is a catalyst for the business across all channels by growing brand awareness and serving as a global “storefront” for products and brand identity. We believe the Arc’teryx e-commerce platform will continue to grow as brand awareness accelerates through brand and community marketing investments, which contribute to Arc’teryx’s ability to adapt its business based on consumer data received from this platform.

Within Outdoor Performance, we have optimized Salomon’s go-to-market strategy from a traditional wholesale model to a modern and balanced consumer-centric retail strategy. The strategy is designed to elevate the brand by selectively choosing premium wholesale partners, curating and segmenting the inventory assortment with them, while also reaching more consumers on a direct basis through owned retail and e-commerce and providing engaging consumer experiences. While the channel mix remains primarily wholesale, DTC has grown from 15% of segment revenue in 2020 to 20.3% in 2023 in an effort to drive penetration globally.

●	Direct-to-Consumer: The brand has a strategic retail expansion plan, focusing on the development of multi-sport, experiential store formats in select major global cities, such as Paris and Milan, as well as increasing the number of Sportstyle focused stores in Greater China. For e-commerce, Salomon recently redesigned its website with a vision to inspire, guide and equip new and returning consumers to unleash their potential through mountain sports. We believe the platform provides an immersive and frictionless brand experience which has led to increased traffic and conversion. We expect growth on the e-commerce platform to scale with retail expansion as brand awareness increases and Salomon builds larger brand communities.
●	Wholesale: Salomon targets high-quality wholesale partners, including specialty retailers, globally to attract new consumers. The brand collaborates with partners to drive higher per door productivity.

Many of the brand’s specialty retailer partners focus directly on Salomon’s core competencies, including product expertise in hiking and trail running. Within outdoor and trail running shoes, Salomon is focused on consolidating the number of accounts and improving productivity. Within the Sportstyle category, Salomon is similarly focused on improving productivity while expanding the number of retail partners carrying the brand’s products. Salomon intends to further increase its number of strategic wholesale accounts in Europe, especially in underpenetrated areas of Western Europe, as well as the United States where Salomon seeks to target top-tier sporting goods retailers.

Within Ball & Racquet Sports, Wilson Sporting Goods’s go-to-market strategy revolves around highly productive wholesale relationships complemented by owned retail stores and an e-commerce platform that create excitement around Wilson’s categories and elevate Wilson’s brand. The wholesale channel is pivotal for Wilson as we believe many consumers prefer to shop in stores where expert recommendations are available and can be critical to driving the point-of-sale for sporting goods. Approximately 50% of Wilson’s wholesale revenue in 2023 came from differentiated specialty retailers. Through strong wholesale relationships and a complementary DTC strategy, Wilson aims to continue increasing consumer engagement in the appropriate channels. Importantly, while Wilson’s owned store footprint is expected to remain relatively small and targeted, these stores serve as important consumer touchpoints to build engagement with the brand in high-quality, immersive retail environments.

●	Wholesale: Wilson’s wholesale channel comprises more than 15,000 wholesale partners globally for the year ended December 31, 2023, balanced between traditional and specialty retailers and smaller pro shops and country clubs. Through internal, specialized sales teams, Wilson closely collaborates with its wholesale partners to deliver a premium and educational consumer experience that drives brand productivity. As Wilson continues to deliver superior products, it intends to continue increasing productivity and shelf space with strategic wholesale partners.
●	Direct-to-Consumer: Wilson leverages DTC channels to complement its wholesale strategy by increasing brand awareness and elevating the brand. Wilson has owned retail stores in strategic locations, such as New York City and Chicago, which provide an immersive consumer experience and illuminate Wilson’s leadership across categories. The brand’s retail strategy is complemented by a global e-commerce platform with innovative digital capabilities, such as a direct-to-team baseball offering that leverages Wilson’s dynamic portfolio of brands and connections with baseball academies, clubs and organizations. Overall, we believe DTC will continue to play a critical role in driving traffic and conversion for Wilson in both the DTC and wholesale channels as brand equity and awareness grow.

Grow Brand Awareness, Expand Our Communities and Increase Customer Loyalty

We believe efforts to drive higher levels of brand awareness and increased customer loyalty across key markets are critical for each of our brands to achieve their commercial potential. As such, each brand has developed robust global marketing programs that build on the authenticity of each brand through strategies ranging from “grass roots” local community activities, to large scale global on-mountain events, to sophisticated original content and social media campaigns that leverage digital marketing.

Within Technical Apparel, Arc’teryx has created a reputation of authenticity and an uncompromising standard of excellence. The result has created a passionate, loyal following for the brand. However, Arc’teryx global brand awareness levels are relatively low when compared to more established premium outerwear brands. The brand plans to tactically increase brand awareness and curate more passionate communities through the following global strategies:

●	Arc’teryx Academies: Each year, Arc’teryx hosts several global events in some of the most iconic alpine destinations around the world such as Chamonix, France; St. Anton, Austria and Whistler, British Columbia. Each Academy focuses on a different mountain sport discipline and is open to the public.
●	Store-Driven Events: Arc’teryx’s events enable the brand to connect to the communities surrounding the brand’s stores. These events range from design discussions, music performances, to speaker series hosted both in-store and online.
●	Original Content + Digital and Social Media: Arc’teryx produces original content films with talented filmmakers that feature sponsored athletes. These films include examples such as Unfinished Business, a documentary about Greg Hill summiting all 20 peaks of the Spearhead Traverse in one day and Keep It Real, a video on the underground UK bouldering scene that provided original content to enable authentic brand storytelling across social media channels. We believe original content combined with digital marketing strategies will increase Arc’teryx brand awareness globally.

Within Outdoor Performance, while the Salomon brand has existed for more than 75 years, we believe there is an opportunity to grow brand awareness globally, particularly in North America and Greater China. To drive brand awareness, Salomon plans to use the following integrated, brand-first marketing strategy to communicate key product stories:

●	Television, Digital and Social Media: Using television, digital and social media, Salomon plans to effectively communicate its brand story to a large audience of consumers and form a deeper connection. For example, in 2022, Salomon unveiled the new “Tomorrow is Yours” campaign aimed at inspiring a wider, younger and more diverse audience to connect with the outdoors. We believe this comprehensive global campaign increased brand awareness and perception globally.
●	Brand Ambassadors: Professional athletes trust Salomon in the most demanding competitive environments, which is the greatest form of product validation. In total, more than 600 professional athletes across trail running, snowboarding and alpine and Nordic skiing actively use Salomon products. These athletes provide individual product and brand storytelling opportunities to drive awareness.

●	Loyalty Program: In 2022, Salomon launched its loyalty program, S/Plus which allows consumers to earn points for each purchase, access exclusive products and receive other members only benefits.
●	Original Content: Salomon.tv originated in 2009 as the original branded content platform in sports, featuring original and authentic stories highlighting athletes, sports, products and community.
●	Events: Salomon has developed a leading series of running events in some of the most iconic outdoor destinations around the world called The Golden Trail Series (“GTS”). These events are the only running events in the world designed and developed for a global television audience. In 2023, GTS events were broadcasted on Eurosport across 53 countries. Salomon plans to further increase spending to add events in Japan and Greater China to complement the United States and European races, entrenching Salomon as the leading global brand powering the sport of trail running.

Within Ball & Racquet Sports, Wilson has recently elevated its brand through consistent, cohesive brand messaging across sports categories. Today Wilson is thoughtfully balancing product marketing and brand marketing to engage consumers, and it intends to continue growing its brand awareness in key global markets through the following strategies:

●	Professional Partnerships: For more than 110 years, Wilson has been and continues to be a part of championship-level performance for some of the world’s best athletes and iconic sports leagues. These endorsements and partnerships serve as a competitive advantage, providing a differentiated opportunity to convey a story around “Play What the Pros Play.” Wilson plans to continue leveraging these partnerships with both professional leagues and young aspiring talent across sport activities to build brand awareness globally.
●	Strategic Marketing: Known for product excellence across sport categories, Wilson is establishing a cohesive brand identity that sources and amplifies brand equity from each categories’ leadership and authenticity, effectively shifting from category marketing to brand marketing. Wilson leverages digital marketing, social media platforms, experiential concepts and collaborations with brands such as KITH to deliver authentic brand and product messaging to consumers. The digital marketing strategy combines personalized targeting, engaging content and data-driven optimization to build brand awareness and drive consumer engagement. In 2022, the brand launched a marketing program for everyone to “Live Like an Athlete,” which immediately increased the brand’s social media engagement. Wilson continues to build on this brand momentum through the Wilson Tennis 360 Softgoods strategy and a comprehensive brand campaign delivered in 2023.

Leverage the Amer Sports Platform to Scale All of Our Brands

We have laid the foundation and infrastructure to enable premium brands to thrive and scale on the Amer Sports platform. The ability for brands to chart their own consumer-centric strategies while leveraging the global scale and capabilities of our platform provides an opportunity for all our brands across each of our three segments to accelerate their growth in a profitable manner. For example, Atomic and Peak Performance have an opportunity to leverage our platform to increase their presence globally. Atomic is a leading player in winter sports as validated through the use of Atomic equipment by some of the world’s best alpine athletes, including Mikaela Shiffrin. We intend to leverage this professional brand halo to capture additional market share in the global winter sports equipment industry and further extend the Atomic brand to apparel and accessories. Given its Nordic roots, Peak Performance has a strong following within EMEA; however, there is an opportunity to expand the brand globally in the Americas, Greater China and the rest of Asia Pacific.

Our Brands and Products

Our portfolio consists of 11 globally recognized brands in our three segments: Technical Apparel, Outdoor Performance and Ball & Racquet Sports.

Technical Apparel

Arc’teryx

Founded in 1989 in North Vancouver, British Columbia, Arc’teryx is an outdoor apparel brand built on the principle of obsessive, precise design and construction. Arc’teryx gear pushes the boundaries of performance and enables adventurers to excel in their outdoor pursuits. The products are known for their minimalist design, sleek and streamlined aesthetic, highest-quality craftsmanship with special construction and durability to withstand the rigors of extreme outdoor adventures. Arc’teryx has been shaped by the Canadian Coast Mountains where its headquarters are located, a remote area with challenging terrain that provides the perfect environment for the brand to test products in real-world conditions. We believe this resource allows the team to create some of the best-fitting, longest-lasting, and highest-functioning technical products with unrivaled performance at the point of extreme need.

Arc’teryx’s product offering includes technical outdoor apparel, footwear and accessories, including climbing gear.

Peak Performance

Peak Performance is an apparel and accessories brand born in the Swedish mountains out of a love for skiing in remote terrain. The brand’s passion for adventure and nature runs deep. Peak Performance is for like-minded souls with an urge to explore wild and beautiful places, both near and far, from the mountains to the city. Together with friends or alone, for clearing heads and reconnecting with nature, commuting to work or simply hanging out, all Peak Performance products have the same purpose: to empower the freedom to be adventurous and live everyday life to the fullest, 365 days a year.

Outdoor Performance

Salomon

Born in the French Alps in 1947, Salomon is the modern mountain sports lifestyle brand. Salomon creates premium footwear, apparel, gear and winter sports equipment that focuses on superior design and function. The brand’s success in winter sports propelled it to diversify into other outdoor sports, namely trail running, road running and hiking. Today, Salomon is one of the global leading trail running brands with athlete success at all levels of the sport. Their footwear is widely recognized for its durability, functionality and performance. Salomon’s products are conceived by highly experienced and expert engineers, designers and athletes in its Annecy Design Center in France.

Salomon’s product offering includes hiking and running footwear, functional apparel, skiing and snowboarding gear and lifestyle footwear.

Atomic

Founded in 1955 in the heart of the Austrian Alps, Atomic is one of the world’s largest ski-manufacturer by revenue. The brand designs and produces skis used by some of the top competitors in the world across every discipline. From World-Cup racing to the X-Games, Nordic to ski mountaineering to the most demanding backcountry adventures, skiers like Mikaela Shiffrin, Hermann Maier and Chris Benchetler all trust Atomic to bring them to the finish line. In turn, these and many other elite skiers provide feedback from the highest levels of competition and performance to help guide research and development and innovation at Atomic. Through its passion for skiing, with leading quality and technological innovations, the brand drives the sport of skiing forward.

Armada

Armada is an athlete-focused ski brand. Rider-driven, design obsessed, and with technologically superior products, it is the reference for modern skiing and the mountain lifestyle. Armada was founded in 2002 and as of December 31, 2023, distributes products in 29 countries globally.

ENVE

ENVE Composites is dedicated to being the most desired aftermarket brand in the bike industry and delivering performance without compromise. Founded in 2007 in Ogden, Utah, ENVE serves the four key disciplines of cycling including: mountain, road, triathlon and gravel.

Ball & Racquet Sports

Wilson

Founded in 1914 in Chicago, Illinois, the Wilson brand is a leading manufacturer of high-performance sports equipment, apparel, footwear and accessories, with more than a century of innovation, history and heritage in racquet sports, baseball, softball, football, basketball, volleyball, soccer and golf. Wilson has a legacy as the top-of-the-line sports equipment and is associated with legendary athletes, including Roger Federer, Russell Wilson and Jamal Murray, among many others. In addition, professional sports leagues, including the NBA, WNBA, NFL, and two Grand Slam Tennis Championships, as well as the NCAA, use Wilson products for competitions. Wilson has partnered with the NFL for more than 80 years, the NCAA for more than 20 years, and the US Open for 45 years. These athletes and leagues add to the credibility and reputation of Wilson’s superior products, make it one of the world’s most recognized and respected brands and contribute to Wilson’s authenticity and leading market positions across sports. Quality and performance are paramount to Wilson’s products, which undergo rigorous testing to ensure durability, reliability and superior performance. Wilson leverages player insights to create products that push equipment and apparel innovation into new territories, empowering athletes at every level to perform at their best.

Wilson’s product offering includes sporting equipment for tennis, baseball, American football, basketball, golf, and various other professional and recreational sports, as well as functional athletic apparel.

Louisville Slugger

Louisville Slugger was founded in 1884 in Louisville, Kentucky and today is one of the most iconic brands in the world of baseball equipment. We believe the name Louisville Slugger is synonymous with high-quality, handcrafted wooden baseball bats that have been used by some of the world’s most legendary players, including Hall of Famers, MVPs and World Series champions. The brand continues to be loved and respected in the world of baseball, representing tradition, craftsmanship and excellence.

DeMarini

DeMarini prioritizes performance and constantly innovates in baseball, fastpitch and slowpitch softball with bats designed and built in the United States. DeMarini was founded in 1989 and has over 60,000 square feet of facilities used purely for R&D and manufacturing. In 2016, DeMarini introduced its online custom bat builder, which we believe was the industry’s first.

EvoShield

EvoShield offers custom-fitting protective gear and apparel with Gel-to-Shell® Technology for baseball, softball, football and lacrosse. EvoShield was founded in 2002 and provides equipment to world class athletes.

ATEC

As the Official Training Equipment Supplier of Major League Baseball, ATEC elevates baseball and softball practice sessions with innovative machines and tools. ATEC was founded in 1971 in Nevada, United States, and offers pitching machines that can fire fly balls over 350 feet from home plate and tops out with fastballs at 100 miles per hour.

Sustainability

Two of the most prominent trends of our time are at the heart of Amer Sports’ business: health and longevity, and sustainable consumption. As a global group of sports and outdoor brands, we believe we can foster more sustainable lifestyles, encourage mindful consumption and promote well-being. While the sports and outdoor industry connects us with nature, we also understand it can consume our planet’s precious resources. Together with our brands, we seek to build a sustainability culture that will encourage us all to think bigger, go further and be better.

Sustainability is an integral part of our growth strategy. We are determined to pursue growth in a sustainability-conscious manner. We believe we can do this by integrating sustainability into our operations, from design to supply chain to sales. Our updated sustainability strategy guides this commitment and supports our vision to become a global leader in premium sports and outdoor brands. Our management oversees the implementation of our sustainability strategy. Cross-functional operational teams drive our efforts on sustainable business practices, led by the Amer Sports platform with participation across key brands and functions. Working groups plan and execute roadmaps on sustainability initiatives in key areas identified, such as climate change, circular economy, responsible procurement and supply chain, human rights, and diversity, equity, and inclusion. We also perform or commission third-party audits, where applicable, including to monitor sourcing partners in their compliance with industry standards, regulations and our own expectations regarding sustainability.

We strive to continuously improve our reporting and transparency. Our sustainability framework was created in reference to the Global Reporting Initiative (GRI), the Greenhouse Gas Protocol and CDP frameworks. In line with guidance provided by the European Union Corporate Sustainability Reporting Directive (CSRD), we have identified three key priorities: climate change, circularity and sustainable procurement.

●	We have committed to set science-based near-term and net-zero emission reduction targets at the group level, which we intend to submit to be validated by the SBTi. Further, Arc’teryx and Salomon have each set brand-level near-term science-based emission reduction targets for 2030 approved by the SBTi. In addition to the net zero 2050 target, the SBTs are expected to include existing targets of reaching 100% of our electricity consumption produced with renewable energy by the end of 2027, and 50% of the purchase volume from our tier 1 and 2 suppliers produced with renewable electricity by the end of 2030.

●	We are committed to circularity in the design and creation of our products which we believe are built to last and easy to repair, refurbish, or resell. We are also actively exploring new business models and services such as Arc’teryx ReBird™ and Peak Performance WearAgains and sharing best practices across the group.

●	To promote social sustainability in our supply chain, we expect all our tier 1 suppliers to sign the Amer Sports Ethical Policy, our supplier code of conduct. Our policy is aligned with the FLA Code of Conduct, and addresses employment relationships, child labor, forced labor, harassment and abuse, discrimination, compensation, working hours, and health and safety. We expect that our tier 1 suppliers and nominated tier 2 suppliers will have also conducted social compliance training and annual audits reflecting FLA standards by 2025 in accordance with our contractual requirements.

We are also focused on sustainable business practices at the brand level. For example, Arc’teryx opened five new ReBird™ Service Centers in the United States, Canada, Greater China and Japan. ReBird™ Service Centers offer consumers complementary repair services for their Arc’teryx gear, connecting consumers to the brand’s ongoing focus on improving circularity (which promotes the turning of used products into materials for new/repurposed products or otherwise extending such products’ lifespans, as opposed to a linear consumption model where such original products often end up disposed of and treated as “waste”), including upcycling, resale, care and repair. Arc’teryx’s sustainability program, ReCare™, provides consumers with information on home care and field repair for their products, while the ReCut™ program diverts rescued textiles that are repurposed into original and coveted pieces and the ReGear™ program accepts used gear and refurbishes it for sale on the ReGear™ platform. Salomon and Peak Performance have reduced the need for materials and transport by using 3D product samples for sales purposes and is looking to expand the use of 3D in consumer experience and e-commerce. Peak Performance’s second-hand initiative, WearAgains, offers consumers a platform where they can buy and sell pre-owned Peak Performance products, either in-store or on our online marketplace. Salomon developed the ground-breaking Index 0.1 shoe with a differentiated thermoplastic polyurethane outsole which significantly reduces greenhouse gas emissions in manufacturing and is designed to be recyclable into ski boot shells. Salomon has renewed its MTN ski touring range to reduce its impact on the environment-with products now produced also with up to 30% bio-sourced or recycled materials, and the brand’s ADDIKT PRO on-piste ski line is made with recycled ABS sidewalls. In addition, our ski factory in Altenmarkt, Austria drives continued energy efficiency improvements by using local wood chips instead of oil to heat the factory, resulting in a 95% carbon footprint reduction from heating as calculated by a lifecycle assessment using GaBi Databases.

We intend to further strengthen our organization and improve our processes, the transparency of our communication, and the scope, reliability, and depth of our data disclosure to be able to meet or exceed our targets. While we recognize the challenge of growing the business without growing the environmental and social impacts, we believe that our strategy, actions and measures can support our journey to sustainable growth. We plan to achieve it together with our differentiated portfolio of leading brands and the many talented people across the global Amer Sports community.

Supply Chain

Our supply chain is built on the belief that premium products require thoughtful craftsmanship. Our global supply chain organization is responsible for the operational planning, manufacturing, sourcing and distribution of products to our customers. We pride ourselves on delivering high-quality apparel, footwear, equipment, protective gear and accessories to our global community of consumers, while working to maintain high standards for labor practices and workplace conditions and decrease the environmental impact of our supply chain.

Sourcing and Manufacturing

We believe the combination of our owned and sourced manufacturing across different geographic regions provides a well-balanced, flexible approach to product procurement. Since our ownership transition in 2019, we have adapted our sourcing practices and supply chain to align with our brand-direct operating model, optimizing our supply chain to provide our brands with a higher degree of autonomy over their individual sourcing and supply chain needs. Sourcing, including vendor selection, is now carried out at the brand level, enabling our brands to be more nimble in their supply chain decision-making. In order to maintain the synergistic benefits of the group’s scale and consistency to group strategy and standards, back-office services, sustainability, oversight, compliance and quality control continue to be carried out by the group’s global sourcing team, including relevant human resources, finance and IT services. To further leverage our diversified setup and scale, we develop and facilitate communications across all brands, in the areas of quality control, sustainability, supply chain management and materials sourcing. This dynamic allows us to have oversight over the various brands, promoting and managing adherence to our Code of Conduct and Ethical Policy, while realizing cost savings from both a scale and operational perspective.

In 2023, approximately 83.0% of our products were sourced from a network of third-party strategic suppliers, with approximately 65.9% of such products sourced from Asia Pacific (excluding Greater China), approximately 29.5% from Greater China, approximately 1.9% from EMEA, and approximately 2.7% from the Americas. We have a diversified sourcing network, with no single tier 1 supplier accounting for more than 16.6% of total supply in 2023. Our sourced manufacturing agreements are generally on a fixed price purchase order basis which renew annually.

Several of our hard goods products, such as ski boots and bindings, baseballs bats and baseballs, are produced at owned manufacturing facilities in the United States, Canada and Europe. We source the raw materials for our owned manufacturing on generally the same terms as our contracts with sourced manufacturers. We have multiple sources for most of our materials and components of our products, but rely on a small number of sole source suppliers, such as for Gore-Tex, which is used in our Arc’teryx, Salomon, Peak Performance and Atomic products. Key raw materials used in our supply chain include synthetic fabrics and natural products, including blend fabrics, nylon, polyester, down and cotton, as well as plastics, rubber, carbon and metals.

In making decisions about the location of suppliers and manufacturing operations, we consider a number of factors including the raw material source, the final destination, production lead times, transport lead times, labor cost, product complexity, the ability to pursue upside demand, as well as geopolitical risks and developments related to duties, tariffs and quotas. We also seek out alternative suppliers and manufacturers in order to manage concentration risk and develop contingency plans for responding to disruptions. Where possible, we use at least two suppliers for a given product to reduce supply risk and to promote competition among suppliers on the basis of cost and quality.

In peak seasons, our supply chain operations employ approximately 4,400 employees, including approximately 900 contract workers. As many of our brands are shifting quickly to a higher DTC mix, the agility and speed of our supply chain has become an increasingly important competitive factor to our business, as we are more often becoming the final step between our products and the end consumer.

Distribution

Products are shipped from our owned and sourced manufacturing facilities to distribution centers around the world. Our extensive distribution network, consisting of third-party as well as Amer Sports owned and leased distribution centers, is shared between the brands, allowing each of them to leverage warehouses globally. We directly operate 9 of our 19 distribution centers, and we carefully determine the remaining third-party contracted centers depending on our presence in the region. Our distribution centers are strategically located to provide speed and service to our consumers at efficient costs and supported by a transportation network built on a set of core-carriers for sea, land and air-transport, under defined service-level agreements. We believe that the benefits from operating our supply chain on a group level, as opposed to the brand level, deliver significant cost savings while maintaining high service levels.

Marketing

Our brands’ advertising and marketing functions focus on differentiating their individual positioning and highlighting product qualities, while creating globally unified messaging with appropriate regional nuances in order to maximize brand recognition, and drive demand from initial end consumer awareness to long-term loyalty. Our brands are continuing to develop integrated, multi-channel marketing strategies designed to effectively reach their target consumers. Each brand pursues this strategy through the use of a variety of media channels, including both traditional media channels as well as digital media channels such as display, online video, social media, paid search and influencers, along with engagement with brand ambassadors, including partnerships with professional athletes and professional sports leagues. Our brands also pursue a variety of “grass roots” initiatives to build community engagement leading to interest and word-of-mouth marketing.

In addition, by leveraging insights across product offerings, we seek to understand how consumer behavior and expectations are changing. Our brands employ marketing analytics to optimize the impact of advertising and promotional spending and continuously evolve their brand messaging to ensure that they drive relevance with consumers. Certain brands also participate in cooperative advertising on a shared cost basis with wholesale partners in traditional and digital, including by providing advertising support in the form of point-of-sale fixtures and signage to enhance the presentation and brand image of products. Our brand websites are also designed to enhance consumer understanding of their product offering and help consumers find and buy our products. Each brand employs a support team that is responsible for customer service at the consumer level as well as a sales force that manages our customer relationships.

Technology Infrastructure

We have invested in establishing a shared IT infrastructure and platform architecture, supported by a centrally managed IT organization with teams in all brand locations. This group architecture supports robust and scalable IT operations, is designed to ensure security and compliance and is the foundation for efficient group services including finance, tax, customs and supply chain. This architecture further supports the implementation of brand specific business strategies and processes, allowing brand-dedicated applications and solutions directly managed by brand IT teams to be integrated, while still benefitting from the overall group IT infrastructure. Our enterprise architecture is built around a global SAP ERP system, providing a scalable digital core as a system-of-record for finance, sales, inventory and purchasing. We are currently in the process of upgrading this platform across our segments.

Competition

The markets in the sports and outdoor industry are highly competitive and fragmented. They include increasing competition from established companies who are expanding their production and marketing of performance products, as well as from frequent new entrants to the market. Given the breadth of our portfolio and global footprint, we compete with a broad set of competitors that include Moncler, Canada Goose, Lululemon Athletica, On Running, Hoka, The North Face, and Babolat, in their respective categories.

Competition in the sports and outdoor industry is principally centered on the basis of brand image and recognition, product quality, innovation, design, sustainability, distribution and price. We believe that we successfully compete on the basis of premium products and our clear focus on the consumer, as well as our technical innovation. See “Item 3. Key Information—D. Risk Factors.” for additional information on our competitive risks.

People and Culture

Amer Sports employees share a passion for sports. We believe our people’s connection to sporting and outdoor activities is a key benefit to our business as we understand the needs of consumers and athletes globally, which in turn helps drive a performance-driven, winning culture.

Our strategy as it relates to human resources and relationships with our employees, which we refer to as our “People Vision,” is to attract and unite some of the best consumer-minded people in the sports and outdoor industry. Our People Vision focuses on three pillars:

●Best people: building high-quality leadership and capabilities to execute our business strategy.
●Great engagement: fostering strong engagement and a great employee experience through clear purpose and values, a dynamic feedback culture enabled by an advanced survey system, strong development programs and opportunities.
●Superior performance: as a result of the above, combined with competitive rewards and a strong focus on productivity. A passionate and performance-driven culture is our strength and creates attractive development opportunities for our people and our business.

Human Resources

Our human resources function follows our brand-direct operating model, whereby the brands have autonomy to drive their individual resource plans in alignment with their brand strategies. The brand-level functions are supported by a group-level human resources function in order to provide technological and capability program scale and efficiency, reporting capabilities and overall governance, such as compensation framework and plans. The brands also benefit from shared human resources services across all regions, which allow them to operate efficiently across the world and ensure compliance with local laws and regulations and with operational activities such as payroll administration.

Capability and Culture

In recent years, Amer Sports has focused on capability building across the group. During the COVID-19 pandemic, Amer Sports began an internal restructuring process that included strategically reallocating existing and hiring new employees to support focus areas, such as our DTC channel and expansion in China. Our capability and resource planning is based on an annual people process called Strategy, Structure and Capability Review (SSCR) where we review and ensure sufficient capabilities across our brands and group functions to execute our short- and long-term strategic plans. We align the development ambition of our people with execution of our growth strategy. We have also sought to strengthen capability throughout the group across levels in our brands and functions with over 2000 new hires in the past two years. In addition, we have made significant efforts to facilitate learning and development across the company, including through a modern learning management system and leadership development programs within our brands, as well as a group-wide Leadership Academy that we expect to be implemented in 2024. We are committed to providing opportunities for the continuous development and learning of all our people.

We believe that engagement needs to be built on a strong understanding and commitment to a shared purpose and values, which we are renewing across our global organization. In 2022, we started utilizing a state-of-the-art employee engagement survey platform that allows us to regularly and flexibly survey engagement and understand gaps to address them in a systematic way based on scientifically tested drivers of engagement, inclusion and well-being. We strive to provide a workplace that is inclusive, engaging and gives opportunities for growth.

We are committed to continuing to promote diversity in the workplace which reflects the global environment in which we operate. Through our ongoing encouragement of a workplace environment where diversity and inclusion are valued, we believe we better serve our consumers and our organization. We continue to believe that different ideas, perspectives, and backgrounds create a stronger and healthier culture and contribute to superior performance.

We are also committed to creating an ethical workplace and community, and we always strive to improve. All of our employees are trained in and subject to our company Code of Conduct, which describes how we all put our values into practice every day and sets the standard for the conduct expected by all Amer Sports employees. Further, we expect our whole value chain, from our own operations to our sourcing partners, to adhere to international standards for human and labor rights. We have been a member of the internationally recognized FLA since June 2020, and our vendor sustainability team monitors the labor practices of our Tier 1 suppliers seeking to ensure they meet the requirements set out in our Ethical Policy.

Intellectual Property

Our long-term commercial success depends, in part, on our ability to obtain, maintain, protect and enforce our intellectual property rights in our brands, designs, technologies, proprietary information and processes, preserve the confidentiality of our trade secrets, operate our business without infringing, misappropriating or otherwise violating the intellectual property rights of third parties and prevent third parties from infringing, misappropriating or otherwise violating our intellectual property rights. We seek to protect our investment in the development of our brands, designs, technologies, proprietary information and processes, and trade secrets by relying on a combination of patent, trademark, copyright, design, and trade secret laws, in addition to confidentiality procedures and contractual provisions.

We rely on our trademarks and related domain names and logos to market our brands and to build and maintain brand loyalty and recognition. As of December 31, 2023, we owned approximately 6,217 trademark registrations, and approximately 466 trademark applications, across over 120 different jurisdictions, including the United States, the EU, the PRC, Japan and other major markets. These trademarks include, among others, our principal brands of Arc’teryx, Salomon, Wilson, Peak Performance, Atomic, ENVE, Armada, Louisville Slugger, DeMarini and EvoShield, and their related logos. The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with similar goods and services. In addition to our trademarks, as of December 31, 2023, we owned approximately 887 domain name registrations, including Arcteryx.com, Salomon.com, Wilson.com, Peakperformance.com, Atomic.com, Enve.com, Armadaskis.com, Slugger.com, Demarini.com and EvoShield.com. However, despite our efforts to obtain, maintain, protect and enforce our trademarks, there can be no assurance that these protections will be available in all cases, and our trademarks may be challenged, infringed, misappropriated, circumvented, otherwise violated, declared generic, determined to be dilutive of or infringing on other trademarks or may lapse. The occurrence of any of these events could result in the erosion of our brands and limit our ability to market our brands, as well as impede our ability to effectively compete against competitors with similar products or technologies.

As of December 31, 2023, we owned approximately 464 issued U.S. patents (including design patents), 122 pending U.S. patent applications (including design applications), 705 issued foreign patents (including design registrations), 176 pending foreign patent applications (including design applications) and 116 pending PCT applications relating to technologies, components, materials, features, functionality, and industrial and aesthetic designs used in and for the manufacture of various of our products.

The term of individual patents and design registrations depends upon the legal term for patents and design registrations in the countries in which they are granted. In most countries, including the United States, the patent term is 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. In the United States, the term of a design patent is 15 years from the date of grant of the patent, and the term of a similar design registration in foreign jurisdictions may vary. Additionally, in the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the United States Patent and Trademark Office in examining and granting a patent. It may also be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. We cannot be sure that our pending patent applications that we have filed or may file in the future will result in issued patents in any jurisdiction, and we can give no assurance that any patents that have been issued or might be issued in the future will protect our current or future products, will provide us with any competitive advantage, and will not be challenged, invalidated, or circumvented.

We seek to control access to and use of our designs, technologies, trade secrets, proprietary information and processes, and other confidential information through the use of internal and external controls, and through the inclusion of contractual protections in agreements with employees, contractors, customers and partners. While we seek to enter into confidentiality, intellectual property assignment and non-compete agreements, as applicable, with our employees, contractors and other third parties, we may fail to enter into such agreements with all relevant parties, such agreements may not be self-executing, may be breached, and might not be completely enforceable. As a result, we may not be able to meaningfully protect our trade secrets. Moreover, we may be subject to claims that such parties have misappropriated the trade secrets or other intellectual property or proprietary rights of their former employers or other third parties.

For more information regarding the risks related to our intellectual property, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Intellectual Property and Information Technology.”

Government Regulations

In the United States, EU and the other jurisdictions in which we operate, we are subject to, laws governing advertising and product labeling, environmental, health and safety, ESG laws and regulations, data privacy and security laws, rules and regulations, antitrust and competition laws and labor and employment laws, among others. Our products, which are predominantly manufactured in countries other than the United States and which are shipped into over 100 countries across the world, may be subject to tariffs, treaties, and various trade agreements, as well as laws affecting the importation of consumer goods. It is our policy and practice to comply with all government regulations applicable to our business. The process of complying with applicable federal, state and local regulations in the United States and around the world may be complex, time consuming and costly. In addition, the global regulatory landscape is subject to rapid and unexpected changes, some driven by geo-political influences, and there has been a general trend toward increasingly stringent regulation and enforcement around the world in recent years. New or more stringent laws or regulations, more restrictive interpretations of existing laws or regulations, court practices or increased enforcement actions by governmental and regulatory agencies around the world could increase our ongoing costs of compliance, alter the environment in which we do business or otherwise adversely affect our business. If we fail to comply with any new or existing laws or regulations, we may be required to pay damages, cease advertising or promotional activities, alter our products or marketing materials, cease selling certain products and possibly face fines, corrective measures or other types of sanctions. Furthermore, as we continue to expand our global operations, we may be required to comply with market-specific laws and regulations, including by obtaining approvals, licenses or certifications from a particular country’s regulators. Failure to obtain these approvals, licenses or certifications or comply with these laws or regulations could impede our growth prospects and otherwise adversely affect our business, results of operations or financial condition. For additional information about risks associated with government regulations, see “Item 3. Key Information—D. Risk Factors—Risks Related to Litigation and Regulation.”

Advertising and Labeling

The Federal Trade Commission (the “FTC”) regulates the use of endorsements and testimonials in advertising as well as relationships between us, on the one hand, and advertisers and influencers, on the other hand, pursuant to principles described in the FTC’s Guides Concerning the Use of Endorsements and Testimonials in Advertising (the “Endorsement Guides”). The Endorsement Guides provide that an endorsement should reflect the honest opinion of the endorser and cannot be used to make a claim about a product that the product’s marketer could not itself legally make. The Endorsement Guides also stipulate that, if there is a connection between an endorser and the marketer that consumers would not expect and this connection would affect how consumers evaluate the endorsement, then that connection should be disclosed.

Although the Endorsement Guides are advisory in nature and do not operate directly with the force of law, they provide guidance about what the FTC staff generally believes the Federal Trade Commission Act (the “FTC Act”) requires in the context of using endorsements and testimonials in advertising. Any practices inconsistent with the Endorsement Guides can result in violations of the FTC Act’s proscription against unfair and deceptive practices. If our advertising claims or claims made by our social media influencers or by other endorsers with whom we have a material connection do not comply with the Endorsement Guides or any requirements of the FTC Act or similar state requirements, then the FTC and state authorities could subject us to investigations and enforcement actions, impose penalties, require us to pay monetary consumer redress, require us to revise our marketing materials or require us to accept burdensome injunctions, any of which could adversely affect our business, results of operations or financial condition. Furthermore, the National Advertising Division (“NAD”) of the Better Business Bureau administers a self-regulatory program of the advertising industry to ensure truth and accuracy in national advertising. NAD monitors national advertising and entertains inquiries and challenges from competitors and consumers.

We may also be subject to various state consumer protection laws, including California’s Proposition 65, which requires a specific warning on any product that contains a substance listed by California as having been found to cause cancer or birth defects, unless the level of such substance in the product is below a safe harbor level.

Many countries and markets outside the United States have similar, and sometimes more stringent, regulations of advertising practices. For example, in the European Union, advertising of products is subject both to general consumer advertising requirements pursuant to the Unfair Commercial Practices Directive (Directive 2005/29/EC), which imposes a general prohibition on misleading and aggressive advertising and in the PRC, the Advertising Law regulates advertising and puts similar restrictions on such activities.

Environmental, Health and Safety

Federal, state and local authorities in the United States, as well as comparable authorities around the world, enforce a broad range of environmental, health and safety laws and regulations in the jurisdictions in which we and our third party suppliers manufacture and sell our products or otherwise operate our business. These include requirements governing product content and labeling, worker health and safety, the handling, manufacture, transportation, storage, use and disposal of chemicals and other hazardous materials and wastes, the discharge and emission of pollutants and the cleanup of contamination in the environment. We could incur substantial costs, including civil or criminal fines or penalties, enforcement actions and other third-party claims and cleanup costs as a result of our failure to comply with, or liabilities under, such laws and regulations or permits required thereunder. Under certain environmental laws and regulations, we may be subject to liability for environmental investigations and cleanups, including at properties that we currently or previously owned or operated, or at sites at which waste we generated was disposed, even if the contamination was not caused by us or the relevant conduct was legal at the time it occurred. We are addressing contamination from historical operations in the United States that has been identified at certain of our current or former properties. The ultimate cost at such sites is difficult to accurately predict and we may incur significant additional costs as a result of the discovery of contamination or the imposition of additional obligations (including in connection with expansions or renovations of our facilities) at these or other sites in the future.

We also are subject to extensive and evolving regulations regarding the manufacturing, processing, distribution, importing, exporting and labeling of our products and their raw materials. In the European Union, the Registration, Evaluation, Authorisation and Restriction of Chemicals (“REACH”) regulations came into effect in 2007, with implementation rolling out over time. Registered chemicals then can be subject to further evaluation and potential restrictions. Since the promulgation of REACH, other countries have enacted or are in the process of implementing similar comprehensive chemical regulations. In addition, California’s Proposition 65 requires companies to place warnings on products sold in California that contain one of approximately 900 chemicals known to the state of California to cause cancer, birth defects or other reproductive harm. The California state attorney general, as well as private citizens, can file lawsuits against companies for alleged failure to comply with Proposition 65; from time to time, we have received such lawsuits regarding certain of our products.

Our operations are also subject to regulation in the United States under federal, state and local occupational health and safety standards, as well as occupational health and safety standards applicable to our operations in other jurisdictions. These standards establish certain employer responsibilities, including requirements to maintain a workplace free of recognized hazards likely to cause serious injury or death, certain medical and hygiene standards, licensing and permitting obligations and various recordkeeping, disclosure and procedural requirements. Our facilities and operations may be subject to periodic inspections by the Occupational Safety and Health Administration representatives and comparable authorities in other jurisdictions. Failure to comply with applicable occupational health and safety standards, even if no work-related serious injury or death occurs, could result in civil or criminal enforcement and substantial penalties, significant capital expenditures or suspension or limitation of our operations.

ESG

Federal, state or local governmental authorities in various countries have adopted or proposed, and are likely to continue to propose, legislative and regulatory initiatives regarding the management of sustainability- or ESG-related topics, or disclosures on such matters. For example, we may be subject to the disclosure requirements of the EU’s Corporate Sustainability Reporting Directive (and its implementing laws and regulations) and other EU directives or EU and EU member state regulations, the International Sustainability Standards Board’s sustainability and climate disclosure standards, various disclosure requirements (such as greenhouse gas metrics, climate risks, use of offsets, and emissions reduction claims) from the State of California as well as the SEC’s climate disclosure proposal, if finalized, among other regulations or requirements; these regulations and requirements may not entirely align and thus require us to duplicate certain or make different efforts or use different reporting methodologies in order to comply with each jurisdictions’ requirements. Separately, various regulators have adopted, or are considering adopting, regulations on environmental marketing claims, including but not limited to the use of “sustainable,” “eco-friendly,” “organic,” “recyclable” or similar language in product marketing. There are also increasing regulations on the provenance, composition, or production methods of products to reflect environmental and/or social concerns, which may require us to change our suppliers, disrupt our business operations, incur additional compliance costs or otherwise impact our reputation, operations or financial condition.

Data Privacy and Security

We are subject to increasingly complex and changing laws, directives, industry standards, rules and regulations, as well as contractual obligations, related to data privacy and security in the United States and around the world that impose broad compliance obligations on the collection, transmission, dissemination, use, privacy, confidentiality, security, retention, availability, integrity and other processing of personal information.

In the United States, various federal and state regulators, including governmental agencies like the FTC, have adopted, or are considering adopting, laws, rules and regulations concerning personal information and information security and have prioritized privacy and information security violations for enforcement actions. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. For example, we are subject to the CCPA, which imposes obligations on covered companies that process the personal information of California residents. Among other things, the CCPA requires covered companies to provide certain disclosures to California residents regarding data privacy and security, and provides California residents with data protection and privacy rights, including the ability to opt out of the sale or certain sharing of their personal information, and to request the deletion of their personal information (subject to certain exceptions). The CCPA provides a private right of action for certain data breaches that result in the loss of personal information as well as for civil penalties with enforcement capabilities for both the California Attorney General and a new state agency created under the CPRA. The enactment of the CCPA and other state privacy, data protection and cybersecurity laws, rules and regulations is prompting a wave of similar legislative developments in other states in the United States, which creates the potential for a patchwork of overlapping but different state laws. For example, Virginia enacted the Virginia Consumer Data Protection Act (“VCDPA”), which became effective on January 1, 2023, Colorado enacted the Colorado Privacy Act (“CPA”), which became effective on July 1, 2023, and Connecticut enacted the Connecticut Data Privacy Act (“CTDPA”), which became effective on July 1, 2023. The VCDPA, the CPA and the CTDPA have some similarities to the CCPA and introduced new data privacy rights for residents of such states and new operational requirements for covered companies, including consent requirements for the collection of sensitive personal information. Numerous other states also have enacted, are in the process of enacting or are considering comprehensive state-level data privacy and security laws and regulations that share similarities with the CCPA. In addition, laws in all 50 states in the United States require businesses to provide notice to consumers (and, in some cases, to regulators) whose personal information has been accessed or acquired as a result of a data breach. State laws are changing rapidly and there is discussion in Congress of a new comprehensive federal data protection law to which we would become subject if it is enacted.

We are also subject to international laws, rules, regulations and standards in many jurisdictions, which apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, in the EEA, we are subject to the EU GDPR and, following the UK’s exit from the EU, we are subject in the UK to the UK GDPR. The EU GDPR and UK GDPR impose strict compliance obligations with respect to our ability to collect, use, retain, protect, disclose, transfer and otherwise process personal information, including a principal of accountability, the obligation to demonstrate compliance through policies, procedures, training and audits, and the requirement to appoint data protection officers when special categories of personal information, such as health data, are processed on a large scale. Non-compliance with the EU GDPR and UK GDPR may lead to fines for certain violations of up to €20 million or £17.5 million, respectively, or 4% of total worldwide annual turnover of the preceding financial year, whichever is higher. However, the UK GDPR will not automatically incorporate future changes to be made to the EU GDPR (such changes would need to be specifically incorporated by the UK government), which creates a risk of divergent parallel regimes and related uncertainty. On June 28, 2021, the European Commission announced an adequacy decision concluding that the UK ensures an equivalent level of data protection to the EU GDPR, which provides some relief regarding the legality of continued personal information flows from the EEA to the UK. This adequacy determination will automatically expire in June 2025 unless the European Commission renews or extends it and it may be modified or revoked in the interim. We cannot predict how the UK GDPR and other UK privacy and information security laws, rules or regulations may develop, including as compared to the EU GDPR, nor can we predict the effects of divergent laws and related guidance. Moreover, the UK is currently in the process of reforming its data protection framework. This may lead to future divergence and variance between the two regimes.

The EU GDPR and UK GDPR also impose strict rules on the transfer of personal information to countries outside of the EEA and the UK. Legal developments in Europe have created further complexity and uncertainty regarding such transfers, in particular in relation to transfers to the United States. On July 16, 2020, the Court of Justice of the European Union (“CJEU”) invalidated the EU-US Privacy Shield Framework, or Privacy Shield, under which personal information could be transferred from the EEA (and the UK) to relevant self-certified United States entities. The CJEU further noted that reliance on the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal information transfer mechanism and potential alternative to the Privacy Shield) alone for transfers of personal information outside the EEA (and the UK) may not necessarily be sufficient in all circumstances, and that transfers must be assessed on a case-by-case basis. On July 10, 2023, the European Commission adopted its adequacy decision for the EU-US Data Privacy Framework (the “EU-US DPF”) (a new framework for transferring personal information from the EEA to the United States), having determined that the EU-US DPF ensures that the protection of personal information transferred from the EEA to the United States will be comparable to the protection offered in the EU. However, this decision will likely face legal challenges and ultimately may be invalidated by the CJEU just as the Privacy Shield was. In addition, on October 12, 2023, the UK-US Data Bridge went into effect to operate as an extension of the EU-US DPF to enable the transfer of personal data between the UK and certified entities in the United States. Such Data Bridge could not only be challenged, but also may be affected by any challenges to the EU-US DPF. As a result of changes in the laws, rules and regulations governing cross-border transfers of personal information, we have had to make, and continue to make, certain operational changes, conduct assessments of our data transfer policies and procedures, and update and implement revised standard contractual clauses and other relevant documentation and measures for intragroup, customer and vendor arrangements requiring transfers of personal information outside the EEA and the UK, including to the United States, within required time frames. We may be adversely impacted as the enforcement landscape further develops, and supervisory authorities issue further guidance on international data transfers.

Moreover, in the EEA and the UK, national laws transposing the ePrivacy Directive require opt-in consent to place non-essential cookies or tracking technologies on an individual’s device and for direct electronic marketing. In the EEA and the UK, consent must be obtained in accordance with the requirements of the EU GDPR and the UK GDPR, respectively. These requirements include a prohibition on using pre-checked boxes and a requirement to ensure separate consents are sought for each type of non-essential cookie or tracking technology. Recent EEA court and regulatory decisions are driving increased attention on cookies and tracking technologies. For example, regulators and courts are increasingly active as a result of actions by NOYB (a not-for-profit privacy activist group), that has issued over 700 draft complaints to European website operators regarding their cookie banners and subsequently referred over 650 complaints to relevant national regulators, noting it aims to seek enforcement on up to 10,000 websites in Europe.

In addition to the data protection laws in the United States, the EEA, the UK and various other jurisdictions in which operate, we are also subject to the PRC’s data protection laws. Under the PRC’s Cybersecurity Law, any collection, use, transfer or storage of personal information of an individual through a network by the network operator should be based on the three principles of legitimacy, justification and necessity and requires the consent of the data subject. The rules, purposes, methods and ranges of such collection should also be disclosed to the data subject. The PRC’s Cybersecurity Law requires operators of CIIOs to store personal information and important data collected and generated from the critical information infrastructure within the PRC. On September 14, 2022, CAC, the PRC’s top cybersecurity regulator, released new amendments to the PRC’s Cybersecurity Law for public consultation and if the amendments are passed, the amended law will increase the penalties for violations of cybersecurity obligations under the Cybersecurity Law, in line with those under the Data Security Law and PIPL.

Building on this, the PRC’s Data Security Law became effective on September 1, 2021. The primary purpose of the Data Security Law is to regulate data activities, safeguard data security, promote data development and usage, protect individuals and entities’ legitimate rights and interests, and safeguard state sovereignty, state security and development interests. The Data Security Law applies extraterritorially, and to a broad range of activities that involve “data” (not only personal or sensitive data). Under the Data Security Law, entities and individuals carrying out data activities must abide by various data security obligations. For example, the Data Security Law proposes to classify and protect data based on the importance of data to the state’s economic development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protective measures is required to be taken for each respective class of data. The Data Security Law also echoes the data localization requirement in the Cybersecurity Law and requires important data to be stored locally in the PRC. Such important data may only be transferred outside of the PRC subject to compliance with certain data transfer restrictions, such as passing a security assessment organized by the relevant authorities.

Additionally, on August 20, 2021, the PRC announced the PIPL, which took effect on November 1, 2021. The PIPL is intended to clarify the scope of application, the definitions of personal information and sensitive personal information, the legality of personal information processing and the basic requirements of notice and consent, among other things. The PIPL also sets out data localization requirements for CIIOs and personal information handlers who process personal information above a certain threshold prescribed by the relevant authorities. The PIPL also includes a list of rules which must be complied with prior to the transfer of personal information outside of the PRC, such as compliance with a security assessment or certification by an agency designated by the relevant authorities or entering into standard form model contracts approved by the relevant authorities with the overseas recipient. Notably, the PIPL, similar to the EU GDPR, applies extraterritorially.

On July 7, 2022, the CAC issued Security Assessment Measures for Outbound Data Transfers, which became effective on September 1, 2022. The Security Assessment Measures for Outbound Data Transfers clarifies the security assessment requirement under the PIPL and requires a data handler to apply for the security assessment organized by the CAC under any of the following circumstances before the information is transferred outbound: (i) where a data handler provides important data overseas, (ii) critical information infrastructure operator and personal information handlers who process more than 1 million individuals’ personal information; (iii) where a data handler has cumulatively provided personal information of over 100,000 individuals or sensitive personal information of over 10,000 individuals in total abroad since January 1 of the previous year. Additionally, on November 18, 2022, the CAC and the State Administration of Market Regulation issued the Implementation Rules for Personal Information Protection Certification which apply with immediate effect and which provide important guidance on obtaining a personal information certification for lawful cross-border transfer of personal information under the PIPL. The CAC published the Measures on Standard Contract for Cross-border Transfer of Personal Information, which became effective on June 1, 2023, and the Guidelines on Filing the Standard Contract for the Export of Personal Information on February 24, 2023 and May 30, 2023, respectively. These provide important guidance on relying on the standard contract for transferring personal information out of the PRC and on its filing requirement. As a result of changes in the cross-border data transfer landscape, we have had to and continue to review our existing data protection compliance framework, conduct data mapping exercises, obtain relevant separate consents from individuals, apply for a security assessment with the CAC and enter into standard contracts with our overseas affiliates for transfers of personal information outside of the PRC.

In addition to the PRC’s Cybersecurity Law, the Data Security Law and the PIPL, the relevant government authorities of the PRC promulgated several regulations or released a number of draft regulations for public comments which are designed to provide further implemental guidance in accordance with the laws mentioned above. We cannot predict what impact the new laws and regulations or the increased costs of compliance, if any, will have on our operations in the PRC, in particular the Data Security Law or PIPL, or the increased costs of compliance, if any, will have on our operations in the PRC due to their recent enactment and the limited guidance available, particularly on PIPL, which entities are awaiting further guidance on, particularly on the scope of data localization requirement. It is also generally unclear how the laws will be interpreted and enforced in practice by the relevant government authorities.

Failure to comply with these laws, rules and regulations can result in the imposition of significant civil and/or criminal penalties and private litigation. Data privacy and security laws, rules, regulations, and other obligations are constantly evolving, may conflict with each other to make compliance efforts more challenging, and can result in investigations, proceedings, or actions that lead to significant penalties and restrictions on our ability to process data. For additional information about the risks to our business associated with data privacy and security matters, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Intellectual Property and Information Technology—We are subject to various laws, rules, regulations and guidelines relating to data privacy and security governing the use and processing of personal information. Changes in such laws, rules, regulations and guidelines, or any actual or perceived failure by us to comply with such laws, rules, regulations, guidelines or contractual or other obligations relating to data privacy and security, could lead to government enforcement actions (which could include administrative fines, civil or criminal penalties, suspension of processing activities and audits), private litigation or adverse publicity, any of which could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.”

Anti-Corruption

We are subject to the FCPA and other anti-bribery and anti-corruption laws in countries outside of the United States in which we operate, including the UK Bribery Act and PRC anti-corruption laws. These laws and regulations are aimed at preventing and penalizing corrupt behavior. Anti-bribery and anti-corruption laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, and their third-party intermediaries from corruptly promising, offering, authorizing, or providing, directly or indirectly, anything of value to government officials, political parties, and private sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any other improper business advantage. The FCPA also requires U.S. issuers to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. See “Item 3. Key Information—D. Risk Factors—Risks Related to Litigation and Regulation—Failure to comply with applicable anti-corruption laws could have a material adverse effect on our business, reputation, financial condition, and results of operations.”

Other Regulations

We are also subject to a variety of other laws and regulations in the United States and around the world. For example, we must comply with an increasing number of laws designed to combat abuses of human rights in supply chain operations, such as the UFLPA. In addition, our selling practices are regulated by competition law authorities in the United States and around the world. We are also subject to laws and sanctions imposed by the United States (including those imposed by OFAC) and other authorities that may prohibit us or our affiliates from doing business in certain countries or restrict the type of business that may be conducted by us or our affiliates. For example, actions taken in response to the Russia-Ukraine War have included the imposition of export controls and broad financial and economic sanctions against Russia, Belarus and specific areas of Ukraine. Enforcement activities under these laws and regulations could subject us to additional administrative and legal proceedings and actions, which could include claims for civil penalties, criminal sanctions and administrative remedies.

C. Organizational Structure

We were incorporated under the name of “Amer Sports Management Holding (Cayman) Limited” as an exempted company with limited liability under the laws of the Cayman Islands on January 3, 2020. On August 4, 2023, we changed our name to Amer Sports, Inc. Our registered offices are located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our telephone number at this address is +1 345 945 3901. Our corporate offices are located at Konepajankuja 6, 00511 Helsinki, Finland. Our telephone number at this address is +358 (0)20 712 2500. Our principal website is www.amersports.com. The information on, or accessible through, our website is not a part of, and is not incorporated into, this annual report. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

See Exhibit 8.1 for a list of our subsidiaries.

D. Property, Plant and Equipment

We conduct manufacturing, distribution and administrative activities in owned and leased facilities. The table below sets forth our principal properties as of December 31, 2023:

		Leased or	Square
Location	Principal Activity	Owned	Feet
Helsinki, Finland	Corporate Offices	Leased	60,041
Vancouver, Canada	Administrative Office	Leased	59,632
Metz-Tessy, France	Administrative Office	Owned	356,446
Chicago, Illinois	Administrative Office	Leased	87,386
Stockholm, Sweden	Administrative Office	Leased	2,497
Altenmarkt, Austria	Administrative Office	Owned	484,376
Krakow, Poland	Shared Financial Services Center	Leased	23,304
Hong Kong, China	Sourcing Office	Leased	10,301
Taichung, Taiwan	Sourcing Office	Leased	16,146
Kaohsiung, Taiwan	Sourcing Office	Leased	1,184
Orastie, Romania	Manufacturing	Owned	129,168
Oradea, Romania	Manufacturing	Hybrid	89,125
Oradea, Romania	Manufacturing	Owned	45,208
Chepelare, Bulgaria	Manufacturing	Owned	225,161
Asenovgrad, Bulgaria	Manufacturing	Owned	204,514
Ada, Ohio	Manufacturing	Owned	80,000
Hillsboro, Oregon	Manufacturing	Owned	44,994
Moorabbin, Australia	Warehouse	Leased	82,398
New Westminster, Canada	Warehouse	Leased	243,610
Belleville, Canada	Warehouse	Leased	149,996
Überherrn, Germany	Warehouse	Owned	129,168
Saint Vulbas, France	Warehouse	Leased	559,723
Ogden, Utah	Warehouse	Leased	300,316
Mt. Juliet, Tennessee	Warehouse/Distribution Center	Leased	575,000
Nashville, Tennessee	Warehouse/Distribution Center	Leased	252,262
Nashville, Tennessee	Warehouse/Distribution Center	Owned	299,993

In addition to the principal properties listed above, we own and lease 64 offices worldwide for sales and administrative purposes. We operate a total of 9 distribution centers globally and over 360 owned retail stores across the Americas, EMEA, Greater China and the rest of Asia Pacific regions, as of December 31, 2023. Owned retail stores are generally leased under operating leases and include renewal options.

We consider the facilities that we use in our business to be suitable and adequate for the purposes for which they are used and do not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities. We are committed to maintaining all of these properties in good operating condition.

ITEM 4A UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information.” The following discussion and analysis includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed elsewhere in this annual report. See “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

For discussion related to the results of operations and changes in financial condition for fiscal years 2022 compared to 2021 refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operation” in the final prospectus dated January 31, 2024 included in our registration statement (as amended) and filed with the SEC and available at www.sec.gov.

A. Operating Results

Overview

Amer Sports is a global group of iconic sports and outdoor brands, including Arc’teryx, Salomon, Wilson, Atomic and Peak Performance. Our brands are known for their detailed craftsmanship, unwavering authenticity, premium market positioning and compelling market shares in their categories. We pride ourselves on cutting-edge innovation, technical performance and ground-breaking designs that allow athletes and everyday consumers to perform better every day. Through partnerships with industry influencers and elite athletes, and in collaboration with the various communities we serve, we develop next-generation products that define winning moments in sports. Our brands are creators of exceptional apparel, footwear, equipment, protective gear and accessories that we believe give our consumers the confidence and comfort to excel.

Our brands are our stars, constantly elevating the consumer experience and creating thriving communities. We empower our brands to pursue market-shaping leadership and set the standard for quality, performance and brand experience globally. While our brands have established heritage and market leadership today, significant runway remains ahead. We are excited about our future and the opportunity to drive growth in each of our three reportable segments: Technical Apparel, Outdoor Performance and Ball & Racquet Sports. Our segments comprise our “brand clusters,” which reflect both how our consumers engage with our products and how we manage our business. Each segment is led by one of our core brands: Arc’teryx, Salomon and Wilson.

Arc’teryx is a technical outdoor apparel brand inspired by the Canadian Coast Mountains and built on the principle of obsessive, precise design and production. Arc’teryx gear pushes the boundaries of performance and enables adventurers to excel in their outdoor pursuits in the mountains, in the backcountry and on some of the world’s most technical climbs. The products are known for their minimalist design, and sleek and streamlined aesthetic, along with new, innovative features that continually advance outdoor activities. Product quality, from the materials to the design, allows Arc’teryx to command premium pricing as evidenced by its best-selling “hardshell” jacket in North America, the Alpha SV. Overall, Arc’teryx combines beautiful, innovative products and an authentic brand experience that extends beyond apparel, fostering communities and bringing people together across all regions of the world who share a passion for the outdoors.

Born in the French Alps in 1947, Salomon creates premium innovative footwear, apparel, winter sports equipment and accessories. Since its founding, Salomon has been fueled by a culture of design, craftmanship, continuous innovation, and performance inspired by progress, the outdoors and athletes. The brand first produced metal ski edges and expanded into releasable ski bindings before launching industry changing rear-entry ski boots and monocoque skis. The brand’s leadership in winter sports helped to propel it into a diverse portfolio of sports and products including footwear and apparel. Today, Salomon is a market leader in global trail running footwear and premium hiking footwear, with products recognized for their performance, style, durability and sustainability. Over 60% of Salomon’s revenue in 2022 came from footwear, while also having leading market positions in its legacy winter sports equipment categories (skis, snowboards, boots, bindings, goggles, helmets, etc.), creating a 365-day, year-round brand serving all seasons for mountain sport consumers.

Founded in 1914 in Chicago, Illinois, Wilson Sporting Goods is a leading manufacturer of high-performance sports equipment, apparel, footwear and accessories. The Wilson Sporting Goods portfolio is made up of the iconic Wilson brand, as well as Louisville Slugger, DeMarini, EvoShield and ATEC. Collectively, these brands bring more than three centuries of innovation, history and heritage to a variety of mainstream sports. As a multi-sports platform, Wilson drives innovation and product excellence by leveraging learnings across the brands’ various disciplines, including tennis, baseball and basketball, among other sports. The Wilson brand has a legacy as the top-of-the-line sports equipment and is associated with legendary athletes, including Roger Federer, Russell Wilson and Jamal Murray. In addition, Wilson is the official partner of professional sports leagues, including the NBA, WNBA, NFL, the US Open and Roland Garros Grand Slam Tennis Championships, as well as the NCAA, making Wilson products integral to performance in sport. These athletes and leagues are a testament to the credibility and reputation of Wilson’s track record of innovation and superior products.

While Arc’teryx, Salomon and Wilson stand tall and lead our three segments, our other brands appropriately fit our sports-oriented portfolio. Brands such as Atomic and Peak Performance enhance our scale, competitive positioning and diversification across sports categories. Together, our brands enable us to lead and compete in various sports segments and drive the continued success of our portfolio.

We excel at identifying, developing and defining brands that meet our corporate vision. We empower these brands to autonomously connect with consumers and develop products to drive growth. Our platform supports the brands via scaled infrastructure and financial controls to accelerate performance. We believe that the size and diversification of our platform mitigates risks and provides financial flexibility to invest prudently to meet the continuously evolving needs of consumers, to develop competitive advantages and to drive growth across the brands through a relentless focus on innovation. We also believe that our platform enables efficient integration, scaling and optimization of target opportunities that fit within our portfolio, as well as critical insight to inform divestiture decisions.

We govern our brands through management across the finance, supply chain, sustainability, communication, legal and compliance functions, among other areas. At the same time, we enable our brands through our group’s incubator model that provides shared learnings from data analytics across the platform as well as from the economies of scale and synergies of shared resources, including supplier services, distribution and logistics, human resources and enterprise IT infrastructure. We further serve our brands through access to shared, centralized business services, including customer service and treasury management functions. All together, these resources empower our brand leadership teams to focus on serving consumers through brand, product and go-to-market strategies that drive performance, and our global and scaled operating model enables larger, robust brand organizations to independently flourish.

Our Business Model

Our brands are guided by a consumer-first mindset and meet consumers exactly where they shop. We generate revenue from the sale of our products through direct-to-consumer and wholesale channels:

●	Direct-to-Consumer includes sales of our brands’ products through (i) owned e-commerce websites and (ii) owned retail stores, which include elevated brand stores that drive consumer engagement and factory outlet stores which serve as a liquidation channel for us. The DTC channel accounted for 35.7% of our revenue in 2023 and 29.5% of our revenue in 2022.

●	Wholesale includes sales of our brands’ products through general sporting goods retailers, specialty stores, independently-operated partner stores, distributors, retailer-owned and third-party e-commerce websites as well as revenue from certain licensing arrangements. The wholesale channel accounted for 64.3% of our revenue in 2023 and 70.5% of our revenue in 2022.

Our Segments

We operate our business through the following three reportable business segments, which reflect how we cluster our brands on the basis of similar consumer, product, marketing and operating factors:

●	Technical Apparel. Technical Apparel includes outdoor apparel, footwear and accessories and consists of our Arc’teryx and Peak Performance brands.

●	Outdoor Performance. Outdoor Performance includes outdoor apparel, footwear, accessories and winter sports equipment and consists of our Salomon, Atomic, Armada and ENVE brands.
●	Ball & Racquet Sports. Ball & Racquet Sports includes sports equipment, apparel and accessories and consists of our Wilson, Louisville Slugger, DeMarini, EvoShield and ATEC brands, all of which we refer to as the Wilson Sporting Goods portfolio.

For additional information about our three reportable business segments, see Note 3, “Segment Reporting,” to our audited consolidated financial statements included elsewhere in this annual report.

Key Factors Affecting Our Results of Operations

We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in “Item 3. Key Information—D. Risk Factors.”

Ability to Innovate and Develop Products

We believe that product innovation lives at the center of who we are as a company and our brands are relentlessly focused on designing innovative and high-quality products that our consumers demand. Our innovation process leverages our brand specific innovation centers and our dedicated research and design employees, many of whom use our products to participate in sports and outdoor activities. We also collaborate closely with our professional athlete brand ambassadors, who provide valuable insights into product design and performance that is used to inform and improve our innovation process. Further, our global DTC platform allows us to leverage data-driven insights from consumers across our brands to improve product development and innovation. This process and feedback loop allows us to drive innovation across our brands’ existing product categories to deliver cutting-edge performance for consumers globally.

We believe our brands’ core product portfolios provide a base for growth and we are continuously evaluating opportunities to improve those products through innovation. Historically, we have successfully expanded our brands’ product categories by leveraging our innovation capabilities along with our strong brand equity and we intend to continue developing and introducing new products into underpenetrated and growing categories, particularly soft goods, across our brands. Nonetheless, developing new products is a complex, time-consuming process and may require significant capital investment. A new product may not achieve a successful launch or may not generate sufficient consumer interest and market acceptance to become a profitable product in the expected time frame, for the expected cost, or at all. In order to remain competitive within the product markets, distribution channels and geographies we currently compete in, we must continue to invest in innovation and develop, promote and bring to market new high-quality products.

Ability to Execute Our Multi-Channel Strategy

Our brand-direct operating model allows our brands to execute their own curated go-to-market strategy to best align with their consumers’ shopping behavior. Since the Acquisition in 2019, we have evolved our go-to-market strategy to emphasize a closer connection with our consumers through various distribution channels. We have experienced growth in the DTC channel across both owned retail and e-commerce, driven primarily by our Technical Apparel segment, led by the Arc’teryx brand, as well as our Outdoor Performance segment to a lesser extent. Since January 1, 2019, we have increased our net store count to over 360 owned retail stores as of December 31, 2023, representing an increase of approximately 85%.

We believe we have the opportunity to significantly increase the number of new stores globally across our brands. Our owned retail stores, particularly Arc’teryx stores, have demonstrated strong productivity levels and our owned retail rollout strategy looks to repeat and improve store productivity in the future. In addition, e-commerce has grown from 14.5% of our revenue in 2022 to 16.4% in 2023, and we believe we have significant runway to expand our digital penetration as we grow our brands’ awareness across geographies. We believe our DTC strategy provides significant benefits including the ability to personalize and control the consumer experience, generate impactful consumer data insights, capture a larger share of the value chain and improve gross margins in certain geographies, and certain brands and channels, highlighted to date by our Arc’teryx retail store rollout. We generally experience higher gross margins in our DTC channel. Effective implementation of our DTC strategy is integral to the continued growth of our business but it also involves continued investment. As we further penetrate the DTC channel, we expect additional capital expenditures to support our ongoing global owned retail store roll-out.

Our Outdoor Performance and Ball & Racquet Sports segments primarily operate through the wholesale channel. The brands within these segments partner with strategic, premium wholesale partners such as well-known sporting goods retailers and specialty retailers dedicated to outdoor activities such as running. These wholesale partners provide access to our target consumers and drive brand awareness. While we expect to further penetrate the DTC channel across all our brands, including those within the Outdoor Performance and Ball & Racquet Sports segments, the wholesale channel will remain an integral part of our go-to-market strategy and overall growth opportunity, and we intend to maintain our relationships with our wholesale partners and continue to provide new and innovative products as well as brand marketing within the channel.

Ability to Grow into New Geographies

Our market expansion strategy has been a key driver of our recent revenue growth and we have identified additional sizable, growing and underpenetrated geographic markets where we plan to continue to execute our expansion strategy, most notably in North America, Europe and Greater China. Across all of our brands’ markets, we plan to focus on increasing brand awareness, deepening DTC penetration, and optimizing our relationships with key wholesale partners as market conditions permit. We have demonstrated that we have the capabilities to drive growth in various geographic markets; however, our ability to successfully expand our business will depend on a number of factors, including our innovation, marketing efforts and consumer acceptance of our products. We expect that selling and marketing expenses to support these initiatives will continue to grow with anticipated revenue growth as we scale.

Ability to Manage a Global Supply Chain

Due to the multi-brand and global nature of Amer Sports, we operate with a complex global supply chain. While each brand manages its individual supply chain, they leverage the global scale and capabilities of the Amer Sports platform to drive efficiency. Our platform allows us to establish strategic partnerships with key suppliers and retail partners across multiple markets and channels, where we further leverage our scale to drive flexible manufacturing capacity and supply chain optimization. We are focused on the continued growth of our brands’ apparel and footwear products, and as a result we expect the portion of our brands’ products being manufactured by third parties will continue to increase. We are focused on diversifying our supplier network, maintaining multiple manufacturing sources and expanding our distribution footprint.

However, as we continue to scale our own manufacturing facilities, third-party sourcing and logistics footprint and distribution centers, we may be impacted by increased costs relating to our expansion efforts, including with respect to raw materials, labor, transportation and sustainability initiatives in an evolving regulatory and public opinion environment. Disruptions in our supply chain operations due to these or other factors could result in product shortages, declining sales, reputational damage or significant costs. Additionally, increasing geopolitical tensions could result in difficulty utilizing our global supply chain, whether due to sanctions, tariffs, or public perceptions of our operations in certain countries. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Distribution Network and Suppliers—Increasing restrictions or additional requirements on products from certain areas, such as the U.S. Uyghur Forced Labor Prevention Act, may require us to incur additional costs, disrupt our value chain, or otherwise adversely impact our operations and financial condition.”

Ability to Manage Inventory

Our ability to grow has been, and will continue to be, dependent on the availability of the right inventory at the right time, at the right place. Our global, data-driven approach to demand planning together with an integrative approach between sales, demand, and supply planning has enabled rapid growth while maintaining premium brand positioning. Incorrect inventory levels could result in missed sales opportunities, higher expenses, including higher freight costs due to a higher share of air-freighted product and increased distribution costs, and higher discounts towards wholesale partners and consumers, as well as higher or lower levels of working capital.

Seasonality

We experience some seasonal fluctuations in our revenue and operating results. Historically, we have realized a slightly higher portion of our revenue and earnings in the fourth quarter of the fiscal year, primarily due to higher sales through our DTC channel compared to the rest of the year and a higher share of fall and winter collections in our Technical Apparel and Outdoor Performance segments. For example, we generated 30%, 34%, and 33% of our total revenue in the fourth quarter of fiscal years 2023, 2022 and 2021, respectively. Our Ball & Racquet Sports segment is generally more consistent across fiscal quarters. Working capital requirements typically increase throughout our second and third fiscal quarters as inventory builds to support our peak shipping and selling period which typically occurs from August to December. Cash provided by operating activities is typically highest in our first fiscal quarter due to the significant inflows associated with our peak selling season. We believe our strategy to broaden our assortment within the soft goods categories across all our brands, including for example Arc’teryx’s enhanced focus on spring and summer collections, could lead to increasingly balanced revenue and results of operations throughout the fiscal year.

Foreign Currency Exposure

We report our consolidated financial results in U.S. dollars but have significant non-U.S. operations. The functional currency of Amer Sports, Inc. is the euro. A large portion of our business is conducted in currencies other than U.S. dollars, in particular the euro, the Canadian dollar and Renminbi (“RMB”), and generally the applicable local currency is our functional currency in that locality. As a result, we face foreign currency exposure on the translation of net income, assets and liabilities of our operations in numerous jurisdictions into U.S. dollars, including on our outstanding indebtedness denominated in euro. In fiscal year 2023 and fiscal year 2022, we generated 68.5% and 64.9%, respectively, of our revenue in currencies other than U.S. dollars, which in fiscal year 2023 included 18.7% in euros, 8.4% in Canadian dollars and 18.2% in RMB. In the same respective fiscal years, our total purchased and manufactured goods in currencies other than U.S. dollars were 17.4% and 18.9%, which in fiscal year 2023 included 15.7% in euros and 0.8% in RMB. Given the strength of the U.S. dollar against our key foreign currencies, including the euro, the Canadian dollar and RMB, translation into U.S. dollars, for the periods presented results in lower profitability due to foreign currency exposure. In the future, if the U.S. dollar continues to be strong against our local currencies, we will continue to see lower profitability due to foreign currency exposure; however, if the U.S. dollar were to weaken against the euro or RMB, it could result in increased profitability.

Where possible, we manage foreign currency exposure through a variety of methods, including by financing each business unit in its functional currency and concentrating cash flows through centralized entities to limit the number of foreign currencies being utilized for purchases. Additionally, we enter into hedging arrangements to limit our exposure to foreign currency fluctuations for a significant portion of our cash flows, in particular with our most commonly used foreign currencies, including euros, Canadian dollars and RMB. Such hedging arrangements may include foreign exchange forward contracts and options, interest rate swaps, interest rate options and cross-currency swaps. The majority of our hedging arrangements are short-term and are usually rolled forward within the standard business cycle. Nonetheless, it is not practical for us to mitigate all of our foreign currency exposure, nor are we able to accurately predict the possible impact of future foreign currency exchange rate fluctuations on our results of operations, due to our constantly changing exposure to various foreign currencies, difficulty in predicting fluctuations in foreign currency exchange rates relative to the U.S. dollar and the significant number of foreign currencies involved. As we continue to expand our global operations, our exposure to foreign currency risk could become more significant.

Macroeconomic Trends

Macroeconomic factors affect consumer spending patterns and thereby our results of operations. These factors include general economic conditions, inflation, consumer confidence, employment rates, business conditions, the availability of credit, interest rates, tax rates, fuel, energy and freight costs and impacts of public health crises, such as the COVID-19 pandemic. Factors that impact consumer discretionary spending, which remains volatile globally, continue to create a complex and challenging retail environment for us and our retail partners worldwide. By diversifying our supply chain and consumer geographical concentration, we seek to reduce our exposure to impacts on our business from macroeconomic volatility, including as a result of economic downturns in a single region. We intend to continue to evaluate and adjust our operating strategies to help further mitigate any impacts on our results of operations resulting from broader macroeconomic conditions, while remaining focused on the long-term growth of our business.

In addition, changes, potential changes or uncertainties in regulatory and economic conditions or laws and policies governing foreign trade, manufacturing, and development and investment in the territories and countries where we operate, or sell our products could adversely affect our business, results of operations, and financial condition. In particular, trade tensions have escalated in recent years between the United States and the PRC. There could be legislative actions limiting outsourcing manufacturing and production activities to jurisdictions outside the United States, including through tariffs or penalties. It may be time-consuming and expensive for us to alter our business operations in order to adapt to or comply with any such changes. Further, the emergence of any such trade barriers could adversely affect our operating margins, which exceeds the margins of the business overall in the region. See “Item 3. Key Information—D. Risk Factors—Risks Related to Litigation and Regulation—Changes to trade policies, tariffs, import/export regulations and anti-competition regulations in the United States, EU, PRC and other jurisdictions, or our failure to comply with such regulations, may have a material adverse effect on our reputation, business, financial condition and results of operations.”

Comparability of Our Results of Operations

Discontinued Operations

During the years ended December 31, 2022 and December 31, 2021, we completed the divestitures of our Suunto and Precor businesses, respectively. All income and expenses of each of the Precor and Suunto businesses have been reported as discontinued operations for the full years 2022 and 2021, while the related assets and liabilities have been classified as assets and liabilities held-for-sale as of December 31, 2021 and January 1, 2021, respectively. During the year ended December 31, 2021, we recognized impairment charges on the carrying value of Suunto’s net assets in the amounts of $77.5 million. During the year ended December 31, 2022, we recognized a loss on disposal on the sale of our Suunto business in the amount of $5.5 million, offset by a $4.8 million gain relating to a final purchase price adjustment relating to the Precor divestiture. During the year ended December 31, 2021 we recognized a gain on disposal in the amount of $116.0 million upon the sale of our Precor business. See Note 29, “Discontinued Operations and Assets and Liabilities Held for Sale,” to our audited consolidated financial statements, included elsewhere in this annual report.

Public Company Costs

Since the completion of our IPO, we have begun, and will continue, to incur additional costs associated with operating as a public company. In particular, our accounting, legal and personnel-related expenses and insurance costs have begun, and will continue, to increase as we establish more comprehensive compliance and governance functions, establish, maintain and review internal controls over financial reporting, and prepare and distribute periodic reports in accordance with SEC rules. Our financial statements reflect the impact of these expenses.

Key Financial Metrics

The following table summarizes certain key financial measures for the years ended December 31, 2023, 2022 and 2021. Management regularly reviews a number of metrics, including the following key financial metrics, to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions. Management believes the non-IFRS financial measures presented below are useful in evaluating our performance, in addition to our financial results prepared in accordance with IFRS. See “—Results of Operations” for additional information and for the comparison discussion between the years ended December 31, 2023 and 2022, and “—Non-IFRS Financial Measures” for additional information on the non-IFRS financial measures and a reconciliation to the most comparable IFRS financial measures.

	For the Year Ended December 31,
	2023	2022	2021

	($in millions)
Revenue	$4,368.4	$3,548.8	$3,066.5
Constant Currency Revenue(1)	$4,403.7	$3,771.1	$2,982.9
Net loss	$(208.8)	$(252.7)	$(126.3)
Net loss margin	(4.8)%	(7.1)%	(4.1)%
EBITDA(2)	$523.4	$225.5	$388.7
Adjusted EBITDA(2)	$610.7	$453.0	$416.8
Adjusted EBITDA Margin(2)	14.0%	12.8%	13.6%
Adjusted Net Income(2)	$(135.4)	$(29.9)	$(98.7)
Segment Revenue
Technical Apparel	$1,592.8	$1,095.5	$950.7
Outdoor Performance	$1,667.6	$1,416.5	$1,235.7
Ball & Racquet Sports	$1,107.8	$1,036.7	$880.1
Segment Adjusted Operating Profit
Technical Apparel	$314.4	$171.4	$164.2
Outdoor Performance	$151.3	$117.6	$91.7
Ball & Racquet Sports	$30.6	$60.9	$57.2
Revenues by Geography
EMEA	$1,450.3	$1,270.7	$1,225.6
Americas	$1,726.8	$1,504.4	$1,253.0
Greater China(3)	$841.4	$523.8	$372.9
Asia Pacific(4)	$350.0	$249.9	$215.0
(1)	This is a non-IFRS financial measure. For more information regarding our use of this measure and its usefulness to investors, see “—Non-IFRS Financial Measures” below.
(2)	This is a non-IFRS financial measure. For more information regarding our use of this measure and its usefulness to investors, as well as a reconciliation to the most comparable IFRS financial measure, see “—Non-IFRS Financial Measures” below.
(3)	Consists of mainland China, Hong Kong, Macau and Taiwan.
(4)	Excludes Greater China.

Constant Currency Revenue

As we are a global company, the comparability of our revenue reported in U.S. dollars is also affected by foreign-currency exchange rate fluctuations because the underlying currencies in which we transact change in value over time compared to the U.S. dollar. These rate fluctuations can have a significant effect on our reported results. As a result, in addition to financial measures prepared in accordance with IFRS, our revenue discussions often contain references to constant currency measures, which are calculated by translating the current period reported amounts using the actual exchange rates in use during the comparative prior period, in place of the exchange rates in use during the current period. For a further discussion of how we utilize, and limitations of, this non-IFRS financial measure, see “—Non-IFRS Financial Measures.”

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

We define EBITDA as net loss plus income tax expense, finance cost, depreciation and amortization and minus finance income, from both continuing and discontinued operations. We define Adjusted EBITDA as EBITDA with adjustments to exclude results from discontinued operations, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings and share-based payments. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin may not be comparable to similarly titled metrics of other companies due to differences in methods of calculation. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue. For a reconciliation of EBITDA and Adjusted EBITDA to net loss and a reconciliation of Adjusted EBITDA Margin to net loss margin and for a further discussion of how we utilize, and limitations of, these non-IFRS measures see “—Non-IFRS Financial Measures.”

Adjusted Net Income

We define Adjusted Net Income as net loss with adjustments for loss from discontinued operations, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings, share-based payments and related income tax expense. Adjusted Net Income may not be comparable to similarly titled metrics of other companies due to differences in methods of calculation. For a reconciliation of Adjusted Net Income to net loss and for a further discussion of how we utilize, and limitations of, this non-IFRS measure see “—Non-IFRS Financial Measures.”

Segment Adjusted Operating Profit

We define Segment Adjusted Operating Profit as loss before tax for the segment plus finance cost and minus finance income with adjustments for certain purchase price adjustments, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities and expenses related to certain legal proceedings. Segment Adjusted Operating Profit is a measure of operating performance of our reportable segments and may not be comparable to similar measures reported by other companies.

Segment Adjusted Operating Profit is a performance metric utilized by the Company’s Chief Operating Decision Maker to allocate resources to and assess performance of the Company’s segments. See Note 3, “Segment Reporting,” to our audited consolidated financial statements included elsewhere in this annual report.

Components of Our Results of Operations

Revenue

Revenue primarily consists of sales of our products, but also includes limited services and license fees. Revenue can fluctuate as a result of changes in volume, price, product and channel mix and foreign currency exchange rates. Revenue is recognized at the point in time when control of the products or services are transferred to the customer in accordance with the terms of delivery. Revenue from the sale of products within the DTC channel is generally recognized upon delivery for e-commerce customers or at the point the customer purchases the goods at our owned retail stores. Revenue within the DTC channel is revenue net of any value added tax, discounts, incentives, rebates or estimated returns. Revenue from the sales of products within the wholesale channel is generally recognized when the goods have been delivered to the wholesale partner’s specified location, when we deliver the goods to the carrier or when the wholesale partner obtains the goods from our warehouses. Following delivery, the wholesale partner has the primary responsibility for onward sales and bears the risks of obsolescence and loss. Revenue within the wholesale channel is revenue net of any discounts, incentives or rebates. Revenue from services, which primarily comprise freight services to customers of our goods, is recognized at the point in time upon the delivery of the goods when the control has been transferred to the customer. Revenue from license fees is recognized as a component of our wholesale revenue when the applicable counterparty manufactures or sells products bearing our trademarks. License income based on fixed license agreements is recognized evenly throughout the financial year, while license income determined by sales volumes is recognized during the financial year as the licensee generates sales revenue.

We generally offer DTC customers of our products the right to return or exchange merchandise purchased within 14–30 days of receipt, while certain of our contracts provide wholesale partners a right to return goods within a specified period. A refund liability is recognized as a reduction of sales and a right of return asset is recognized as a reduction of cost of goods sold, based on both historical experience and anticipated future returns.

Cost of Goods Sold

Cost of goods sold consist primarily of all costs directly related to generating revenue. Cost of goods sold can fluctuate as a result of changes in volume, product mix, foreign currency exchange rates and inflation.

Cost of goods sold for our owned manufactured goods includes all raw materials, labor and related overhead. Cost of goods sold for sourced goods includes the purchase costs and related overhead. Overhead includes all costs related to manufacturing or sourcing goods, including costs of planning, purchasing, quality control, depreciation and amortization of owned manufacturing facilities and equipment, amortization of intangible assets, employee compensation, inbound and outbound freight, duties, non-refundable taxes and shrink and valuation reserves.

Selling, General and Administrative Expenses

Selling expenses include expenses to support our wholesale partner relationships and consumer support teams and enable the delivery of products to wholesale partners and consumers through our e-commerce platform and owned retail stores. These expenses include: personnel expenses for sales and technical representatives, warehouses, our owned websites, processing fees in the DTC channel and depreciation expenses.

Furthermore, selling expenses include advertising and marketing promotions, both offline and digital campaigns as well as trade marketing and consumer marketing, including sponsorships and endorsements of our products, as well as related overhead costs. We intend to continue to invest in our marketing capabilities in the future and expect this expense to increase in absolute dollars in future periods as we release new products and expand into new geographies. Marketing expense as a percentage of total revenue may fluctuate from period to period based on total revenue and the timing of our investments in marketing functions as these investments may vary in scope and scale over future periods.

General expenses include research and development (“R&D”) expenses, certain non-recurring expenses such as minor losses on sale of assets and unrealized foreign exchange losses related to the revaluation of accounts receivable or accounts payable balances of non-operational currencies in entities dealing with several currencies.

Administrative expenses consist of costs incurred in our corporate offices, primarily related to personnel costs, including salaries, variable incentive compensation, benefits, other professional service costs, corporate facilities costs, costs related to accounting and professional fees as well as IT, depreciation, amortization related to software and patents and other rights. We have invested considerably in this area to support the growing volume and complexity of the business and anticipate continuing to do so in the future. In addition, we incurred certain transaction-related costs in connection with our IPO.

Impairment Losses

Impairment losses consist of impairments on goodwill and certain trademarks of the Peak Performance business, which were recorded in 2022, as well as losses on trade receivables.

Other Operating Income

Other operating income consists of government subsidies (including COVID-19 pandemic-related subsidies and certain other economic subsidies), insurance compensation for general business losses, gains on the sale of non-current assets as well as other non-recurring income, such as patent settlements.

Finance Income

Finance income consists of interest earned on cash and equivalent balances and other financial income.

Finance Cost

Finance cost consists of interest cost on loans, lease obligations, pensions and derivatives, as well as foreign exchange gains and losses and other finance costs.

Income Tax Expense

Taxation consists primarily of current and deferred income tax and a small component of withholding tax.

Loss from Discontinued Operations, net of tax

Loss from discontinued operations consists of gains and losses on the sale of discontinued operations and operational results until the sale of businesses reported as discontinued operations.

Results of Operations

The following table sets forth our results of operations for the periods presented.

	For the Year Ended December 31,
	2023	2022

	($in millions)
Revenue	$4,368.4	$3,548.8
Cost of goods sold	(2,092.3)	(1,785.2)
Gross profit	$2,276.2	$1,763.6
Selling, general and administrative expenses	(1,982.5)	(1,522.7)
Impairment losses	(2.4)	(201.7)
Other operating income	11.2	11.4
Operating profit	$302.5	$50.6
Finance income	6.4	3.3
Finance cost	(413.4)	(236.5)
Net finance cost	$(407.0)	$(233.2)
Loss before tax	$(104.6)	$(182.6)
Income tax expense	(104.2)	(48.3)
Loss from continuing operations	$(208.8)	$(230.9)
Loss from discontinued operations, net of tax	—	(21.8)
Net loss	$(208.8)	$(252.7)
Loss attributable to:
Equity holders of the company	$(208.6)	$(252.7)
Non-controlling interests	(0.2)	—

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

Revenue

The following table sets forth our revenue disaggregated by channel and geography.

	For the Year Ended December 31
	2023	2022

	($in millions)
Channel Revenues
Wholesale	$2,809.6	$2,502.7
DTC	1,558.8	1,046.1
E-Commerce	718.4	513.8
Retail	840.4	532.3
Total	$4,368.4	$3,548.8
Geographic Revenues
EMEA	$1,450.3	$1,270.7
Americas	1,726.8	1,504.4
Greater China(1)	841.4	523.8
Asia Pacific(2)	350.0	249.9
Total	$4,368.4	$3,548.8
(1)	Consists of mainland China, Hong Kong, Macau and Taiwan.
(2)	Excludes Greater China.

Revenue for 2023 increased by $819.6 million, or 23.1%, compared to 2022, primarily driven by strong growth in the Technical Apparel segment, which was driven by new store openings, comparable store sales growth, e-commerce expansion, as well as a rebound in Greater China following the COVID-19 lockdowns in 2022. The Outdoor Performance segment also experienced healthy growth driven by footwear, our performance in Greater China, and the benefit of product supply normalizing following the pandemic. Ball & Racquet Sports rose more moderately as growth in basketball and sportswear offset softer baseball and golf sales which led to targeted promotional actions in these categories to clear excess inventory in the fourth quarter. Revenue on a constant currency basis for 2023 increased by $854.8 million, or 24.1%, compared to 2022.

Revenue generated by the wholesale channel for 2023 increased by $306.9 million, or 12.3%, to $2,809.6 million, compared to $2,502.7 million in 2022, primarily driven by increased sales volume due to supply chain recovery which allowed retailers to accelerate re-stocking as supply chains ramped up in Greater China and Asia Pacific (excluding Greater China). Revenue generated by the DTC channel for 2023 increased by $512.7 million, or 49.0%, to $1,558.8 million, compared to $1,046.1 million in 2022, primarily driven by an increase in consumer demand in North America and Greater China and a net opening of 38 owned retail stores, and an increase in total e-commerce sales of $204.6 million, or 39.8%, to $718.4 million in 2023, compared to $513.8 million in 2022. This increase in total e-commerce sales was in turn driven by an 34% increase in the total traffic to our owned e-commerce websites compared to 2022.

Revenue increased in 2023 across all geographic regions, led by Greater China and Asia Pacific (excluding Greater China). The Americas grew by $222.4 million, or 14.8%, driven mainly by Technical Apparel and DTC channel growth. Greater China grew by $317.6 million, or 60.6%, driven by brand’s acceleration plans and an increased consumer demand following the COVID-19 lockdowns in 2022, mainly in the Technical Apparel and Outdoor Performance segments. Revenue in EMEA grew by $179.6 million, or 14.1%, driven by improved sales in the Outdoor Performance segment through the wholesale channel. Revenue in Asia Pacific (excluding Greater China) grew by $100.1 million, or 40.1%, driven by increased sales volume in the Technical Apparel segment, followed by Outdoor Performance.

Cost of Goods Sold

Cost of goods sold for 2023 increased by $307.1 million, or 17.2%, to $2,092.3 million, compared to $1,785.2 million in 2022, primarily due to volume growth driven by an increase in consumer demand across each of our reportable segments.

Gross Profit

Gross profit for 2023 increased by $512.5 million, or 29.1%, to $2,276.2 million, compared to $1,763.6 million in 2022. Gross margin for 2023 was 52.1%, compared to 49.7% for 2022. The increase was primarily due to channel and geographic mix improvements, which were driven in part by increased sales through our higher gross margin DTC channel. Lower logistics costs, particularly for air and sea freight, improved the gross margin compared to the prior period, but were partially offset by increases in raw material and labor costs and increased discounting to clear inventory.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the fiscal year 2023 increased by $459.8 million, or 30.2%, to $1,982.5 million, compared to $1,522.7 million in 2022. The increase was due to both, higher selling and marketing costs as well as higher administrative expenses. The increase in selling and marketing expenses was primarily due to a higher share of DTC sales, a general growth of total sales, a net increase in total store count, an increase in online and offline marketing expenses, additional operating costs of e-commerce systems, higher warehousing costs with additional need of overflow and higher personnel costs from an increase in headcount. Administrative expenses increased primarily due to transaction costs in connection with the IPO, an increase in personnel costs consisting mainly of expenses relating to share based compensation and an expansion in leadership teams, both at segment and group levels, and expenses for post go-live activities related to the implementation of a new SAP ERP system to facilitate future growth.

Impairment Losses

Impairment losses for 2023 decreased by $199.3 million, to $2.4 million, compared to $201.7 million in 2022. This decrease in 2023 was due to higher impairment losses in 2022 which primarily consisted of a $179.0 million impairment loss on goodwill and a $19.1 million impairment loss on certain trademarks, each recognized by our Peak Performance business unit.

Other Operating Income

Other operating income remained relatively stable for 2023 and decreased slightly by $0.2 million, or 1.8%, to $11.2 million, compared to $11.4 million in 2022.

Operating Profit

Operating profit for 2023 increased by $251.9 million, or 497.7%, to $302.5 million, compared to $50.6 million in 2022. This was driven by all effects analyzed above, primarily by impairment losses of $198.1 million for Peak Performance in 2022, and by an increase in revenue and gross profit in 2023, while the improvements in gross profit margin were partially offset by an increase in operating expenses.

Finance Income

Finance income for 2023 increased by $3.1 million, or 93.9%, to $6.4 million, compared to $3.3 million in 2022. This was primarily driven by increased interest income.

Finance Cost

Finance cost for 2023 increased by $176.9 million, or 74.8%, to $413.4 million, compared to $236.5 million in 2022. This was primarily driven by higher interest expenses related to loans from related parties and other interest-bearing debts as a result of higher interest rates.

Income Tax Expense

Income tax expense for 2023 increased by $55.9 million, or 115.7%, to $104.2 million, compared to $48.3 million in 2022. Our effective income tax rate was (100)% for 2023, compared to (26)% for 2022. The increase in the effective income tax rate was primarily due to negative earnings before taxes, mainly due to non-deductible interest expenses in certain jurisdictions, while certain other jurisdictions generated high taxable income.

Loss from Discontinued Operations, net of tax

Loss from discontinued operations, net of tax for 2023 decreased by $21.8 million, to nil, compared to $21.8 million in 2022. Loss from discontinued operations, net of tax in 2022, only included losses generated by Suunto for the period until disposal on May 6, 2022, including a loss on disposal of $5.5 million, partially offset by a gain of $4.8 million relating to a final purchase price adjustment paid in 2022 relating to the Precor disposal.

Segment Results of Operations

Our management evaluates operating performance and makes investment and other decisions based on segment revenue and Segment Adjusted Operating Profit. Costs allocated to the segments include certain centralized functions provided and administered by the Amer Sports group, such as costs related to sourcing, warehousing, distribution and transportation, our global business services center and information technology, based on appropriate metrics such as headcount, activity, usage or proportion of revenue.

Unallocated costs include costs related to supply chain management, general executive management, cybersecurity and other group functions such as finance, internal audit, tax, legal and human resources.

The following tables set forth certain financial information for our reportable segments for the periods presented.

Segment Revenue

	For the Year Ended December 31,
	2023	2022

	($in millions)
Technical Apparel	$1,592.8	$1,095.5
Outdoor Performance	1,667.8	1,416.5
Ball & Racquet Sports	1,107.8	1,036.7
Total	$4,368.4	$3,548.8

Segment Adjusted Operating Profit (1)

	For the Year Ended December 31,
	2023	2022

	($ in millions)
Technical Apparel(2)	$314.4	$171.4
Outdoor Performance(3)	151.3	117.6
Ball & Racquet Sports(4)	30.6	60.9
(1)	Segment Adjusted Operating Profit for all periods presented excludes D&A expense associated with PPA in connection with the Acquisition.
(2)	Total D&A expense for the reportable segment was $92.1 million and $79.7 million for the fiscal years ended December 31, 2023 and 2022, respectively, which includes PPA related to D&A expense of $9.4 million and $9.9 million, respectively.
(3)	Total D&A expense for the reportable segment was $94.7 million and $84.4 million for the fiscal years ended December 31, 2023 and 2022, respectively, which includes PPA related to D&A expense of $31.9 million and $31.2 million, respectively.

(4)	Total D&A expense for the reportable segment was $27.7 million and $23.4 million for the fiscal years ended December 31, 2023 and 2022, respectively, which includes PPA related to D&A expense of $1.3 million and $1.2 million, respectively.

Technical Apparel

The following table sets forth the revenue for each brand in our Technical Apparel segment.

	For the Year Ended December 31,
	2023	2022

	($ in millions)
Arc’teryx	$1,443.5	$952.6
Peak Performance	149.3	142.9
Total	$1,592.8	$1,095.5

The following table sets forth certain operating data for our Technical Apparel segment.

	For the Year Ended December 31,

	2023	2022
Store count(1)	187	172
Comparable sales growth(2)	54.7%	33.4%
(1)	Reflects the number of Technical Apparel owned retail stores open at the end of the fiscal year. Management reviews the number of new and closed stores to assess revenue growth and drivers of trends in revenue.
(2)	Comparable sales reflects revenue on a constant currency basis from owned retail stores that have been open for at least 13 full fiscal months and from owned e-commerce sites. Remodeled stores are excluded from the comparable sales growth calculation for 13 months if a store: (i) changes its square footage by more than 20% or (ii) is closed for more than 60 days for the refit. Stores closed 60 days or less are excluded from the comparable sales growth calculation only for the months they are closed.

The following table sets forth our segment revenue disaggregated by channel.

	For the Year Ended December 31
	2023	2022

	($in millions)
Channel Revenues
Wholesale	$528.0	$416.0
DTC	1,064.8	679.5
Total	$1,592.8	$1,095.5

Total segment revenue for 2023 increased by $497.3 million, or 45.4%, to $1,592.8 million, compared to $1,095.5 million in 2022. This was primarily driven by sales growth of 385.3 million in the DTC channel, or 56.7%, through continued momentum in our retail stores and e-commerce business. We expanded our retail store network with a net increase of 15 owned retail stores, while strong consumer demand drove increased store productivity. Segment revenue from e-commerce increased from $263.8 million in 2022 to $405.0 million in 2023 due to higher traffic to our owned e-commerce websites. By geography, segment revenue in the DTC channel in the Americas grew by 62.9% in 2023 as compared to 2022, and in Greater China by 58.0% in 2023 as compared to 2022, with China experiencing a strong rebound from COVID-19 restrictions in 2022. Revenues from our wholesale channel increased $112.0 million, or 26.9% due to an increase in wholesale shipments for 2023 as compared to 2022. Segment revenue on a constant currency basis for 2023 increased by $547.0 million, or 49.9%, compared to 2022.

Segment Adjusted Operating Profit for 2023 increased by $143.1 million, or 83.5%, to $314.4 million, compared to $171.4 million in 2022. This was primarily driven by gross margin improvement related to favorable channel and geographic mix, with increased sales through the DTC channel together with a slower increase in operating expenses.

Outdoor Performance

The following table sets forth the revenue for each brand in our Outdoor Performance segment.

	For the Year Ended December 31,
	2023	2022

	($in millions)
Salomon	$1,311.8	$1,073.5
Atomic	305.6	286.0
Other(1)	50.4	57.0
Total	$1,667.8	$1,416.5
(1)	Consists of Armada and ENVE.

The following table sets forth our segment revenue disaggregated by channel.

	For the Year Ended December 31
	2023	2022

	($in millions)
Channel Revenues
Wholesale	$1,329.6	$1,178.4
DTC	338.1	238.1
Total	$1,667.8	$1,416.5

Total segment revenue for 2023 increased by $251.3 million, or 17.7%, to $1,667.8 million, compared to $1,416.5 million in 2022. This was primarily driven by growth in footwear, performance in Greater China, and the benefit of product supply normalizing following the pandemic. Segment revenue on a constant currency basis for 2023 increased by $234.8 million, or 16.6%, compared to 2022.

Segment Adjusted Operating Profit for 2023 increased by $33.6 million, or 28.6%, to $151.3 million, compared to $117.6 million in 2022. This was primarily driven by the increase in revenue and gross margin improvement from shifting channel and product mix, as well as lower logistics costs, partially offset by increased operating expenses.

Ball & Racquet Sports

The following table sets forth our segment revenue disaggregated by channel.

	For the Year Ended December 31
	2023	2022

	($in millions)
Channel Revenues
Wholesale	$952.0	$908.3
DTC	155.8	128.5
Total	$1,107.8	$1,036.7

Total segment revenue for 2023 increased by $71.1 million, or 6.9%, to $1,107.8 million, compared to $1,036.7 million in 2022. The growth was primarily driven by growth in sales of inflatable balls, including basketballs, footballs, volleyballs and soccer balls, which was offset by slower sales in tennis, baseball and golf. Overall difficult market conditions led to targeted promotional actions to clear excess inventory in the fourth quarter. Segment revenue on a constant currency basis for 2022 increased by $72.9 million, or 7.0%, compared to 2022.

Segment Adjusted Operating Profit for 2023 decreased by $30.2 million, or 49.7%, to $30.6 million, compared to $60.9 million in 2022. This was primarily due to operating expense deleverage as operating expenses grew faster than sales. Ball & Racquet Sports also experienced moderate decrease in gross margin due to challenging market conditions and a promotional environment.

Non-IFRS Financial Measures

Management uses certain non-IFRS financial measures to supplement the financial measures prepared in accordance with IFRS, which include constant currency revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income. We use constant currency revenue information to provide a framework to assess how our business segments performed excluding the effects of foreign currency exchange rate fluctuations. Management believes that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin enhance an investor’s understanding of our financial and operating performance from period to period, because they exclude certain material items relating to income tax expense, finance cost and depreciation and amortization which are not reflective of our ongoing operations and performance. Management believes Adjusted Net Income enhances an investor’s understanding of our financial and operating performance because it excludes certain material items relating to discontinued operations and impairment losses on goodwill and intangible assets which are not reflective of our ongoing operations and performance. In addition, management believes constant currency revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income are measures commonly used by investors to evaluate companies in the apparel, footwear, sports equipment, protective gear and accessories industries.

However, there are limitations to the use of these non-IFRS financial measures as analytical tools and they should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. Constant currency revenue is limited as a metric to review the Company’s financial results as it does not reflect impacts of foreign currency on revenue. Some of the limitations of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin include: excluding certain tax payments that may reduce cash available to us; not reflecting any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future; not reflecting changes in, or cash requirements for, our working capital needs; and not reflecting the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Some of the limitations of Adjusted Net Income include: excluding the impact of restructuring expenses, expenses related to transaction activities and expenses related to certain legal proceedings.

The tables below reconcile each of the following non-IFRS financial measures to their respective most directly comparable IFRS measure for the periods presented.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

	For the Year Ended December 31,
	2023	2022

	($in millions)
Revenue	$4,368.4	$3,548.8
Net loss	$(208.8)	$(252.7)
Income tax expense(1)	104.2	48.5
Finance cost(2)	413.4	236.0
Depreciation and amortization(3)	220.9	197.0
Finance income(4)	(6.4)	(3.3)
EBITDA	$523.4	$225.5
Loss from discontinued operations(5)	—	19.4
Restructuring expenses(6)	2.3	5.8
Impairment losses on goodwill and intangible assets(7)	—	198.1
Expenses related to transaction activities(8)	33.9	0.3
Expenses related to certain legal proceedings(9)	3.3	3.9
Share-based payments(10)	47.9	—
Adjusted EBITDA	$610.7	$453.0
Net loss margin	(4.8)%	(7.1)%
Adjusted EBITDA Margin	14.0%	12.8%
(1)	Includes income tax expense from discontinued operations of nil and $(0.2) million for the years ended December 31, 2023 and 2022, respectively.

(2)	Total interest expense on lease liabilities under IFRS 16 was $12.2 million and $8.5 million for the years ended December 31, 2023 and 2022, respectively.

Includes finance cost from discontinued operations of nil and $0.5 million for the years ended December 31, 2023 and 2022, respectively.

(3)	Total amortization expense for right-of-use assets capitalized under IFRS 16 was $87.4 million and $73.3 million for the years ended December 31, 2023 and 2022, respectively.

Includes depreciation and amortization from discontinued operations of nil and $2.7 million for the years ended December 31, 2023 and 2022, respectively.

(4)	There was no finance income from discontinued operations for the periods presented.
(5)	Loss from discontinued operations before income tax expense, finance cost, depreciation and amortization and finance income.
(6)	Includes expenses for restructuring from exit and termination events.
(7)	Includes impairment losses on goodwill and intangible assets.
(8)	Includes advisory fees in connection with M&A activities and our IPO.
(9)	Includes expenses related to (1) a certain patent infringement litigation and (2) certain litigation in connection with the divestiture of a business unit. While we face such patent litigation from time to time, the magnitude of costs is rarely significant and this litigation expense is substantially higher than all but one other patent litigation expense in the last 10 years. We view expenses related to these matters as outside our normal course of operations and not representative of our expected and recurring expenses. Legal expenses for other normal, recurring legal proceedings and other legal matters are not included in this adjustment.
(10)	We granted share-based compensation to employees under our equity compensation plans during the years ended December 31, 2023 and 2022, but did not incur any expenses related to share-based payments in periods prior to the fourth quarter of fiscal year 2023, as options granted under our equity compensation plans only vest once certain service and performance conditions are met, as well as upon the occurrence of an exit event, such as an initial public offering, and we did not believe an exit event was probable during such time. We started recognizing expenses related to share-based payments during the fourth quarter of the year ended December 31, 2023, as our IPO became probable. We adjust for share-based payments in our calculations of Adjusted EBITDA and Adjusted EBITDA Margin because we believe that such expenses are not representative of our ongoing expenses as they relate to recognition in a single period of incentive compensation granted over a period of several fiscal years.

Adjusted Net Income

	For the Year Ended December 31,
	2023	2022
Net loss	$(208.8)	$(252.7)
Loss from discontinued operations	—	21.6
Restructuring expenses(1)	2.3	5.8
Impairment losses on goodwill and intangible assets(2)	—	198.1
Expenses related to transaction activities(3)	33.9	0.3
Expenses related to certain legal proceedings(4)	3.3	3.9
Share-based payments(5)	47.9	—
Income tax expense(6)	(14.1)	(6.9)
Adjusted Net Income	$(135.4)	$(29.9)
(1)	Includes expenses for restructuring from exit and termination events.
(2)	Includes impairment losses on goodwill and intangible assets.

(3)	Includes advisory fees in connection with M&A activities and our IPO.
(4)	Includes expenses related to (1) a certain patent infringement litigation and (2) certain litigation in connection with the divestiture of a business unit. While we face such patent litigation from time to time, the magnitude of costs is rarely significant and this litigation expense is substantially higher than all but one other patent litigation expense in the last 10 years. We view expenses related to these matters as outside our normal course of operations and not representative of our expected and recurring expenses. Legal expenses for other normal, recurring legal proceedings and other legal matters are not included in this adjustment.
(5)	We granted share-based compensation to employees under our equity compensation plans during the years ended December 31, 2023 and 2022, but did not incur any expenses related to share-based payments in periods prior to the fourth quarter of fiscal year 2023, as options granted under our equity compensation plans only vest once certain service and performance conditions are met, as well as upon the occurrence of an exit event, such as an initial public offering, and we did not believe an exit event was probable during such time. We started recognizing expenses related to share-based payments during the fourth quarter of the year ended December 31, 2023, as our IPO became probable. We adjust for share-based payments in our calculation of Adjusted Net Income because we believe that such expenses are not representative of our ongoing expenses as they relate to recognition in a single period of incentive compensation granted over a period of several fiscal years.
(6)	Includes income tax expense resulting from each adjustment as follows:

	2023	2022
Loss from discontinued operations	—	0.2
Restructuring expenses	(0.5)	(1.5)
Impairment losses on goodwill and intangible assets	—	(4.7)
Expenses related to transaction activities	(0.8)	—
Expenses related to certain legal proceedings	(0.8)	(0.9)
Share-based payments	(12.0)	—
Total income tax expense	$(14.1)	$(6.9)

B. Liquidity and Capital Resources

Our primary need for liquidity is to fund working capital requirements, capital expenditures, debt service, lease obligations and for general corporate purposes. Typically, the highest level of working capital has been reached in the third quarter when inventory and accounts receivable are at a peak during the fall and winter shopping season.

Our future contractual obligations are further discussed in “—Contractual Obligations and Commitments” below. Historically, our main sources of liquidity have been cash flow from operating activities, shareholder loans and borrowings under our existing credit facilities. See “—Indebtedness.”

We had $483.4 million and $402.0 million of cash and cash equivalents as of December 31, 2023 and 2022, respectively. The $81.4 million increase in cash and cash equivalents as of December 31, 2023 as compared to December 31, 2022 was primarily due to improved net cash flows from operating activities, partially offset by an increase in cash flows used in investing activities.

We believe our existing cash and cash equivalent balances, cash flow from operations and credit facilities will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our long-term capital requirements may vary materially from those currently planned and will depend on many factors, including the rate of revenue growth, the timing and extent of spending on research and development efforts, new owned retail store openings and other growth initiatives, the expansion of sales and marketing activities, the timing of new products, and overall economic conditions. We are also expecting increased capital expenditures related to the upgrade of our global SAP enterprise resource planning system over the next several years, which we are in the process of implementing across each of our brands, and the expansion of our warehousing facilities. Our capital expenditures for 2023 were approximately $136.3 million, and our capital expenditure budget for 2024 is approximately $300 million.

To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to shareholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that may restrict our operations. We also regularly evaluate market conditions, our liquidity profile, and various financing alternatives for opportunities to enhance our capital structure. If market conditions are favorable, we may refinance our existing debt or issue additional securities. There can be no assurances that we will be able to raise additional capital on terms that are attractive to us or at all. The inability to raise capital may adversely affect our ability to achieve our business objectives.

Cash Flow Information

The following table sets forth our consolidated cash flow information for the periods presented:

	For the Year Ended December 31,
	2023	2022

	($in millions)
Total net cash flows from/(used in) operating activities	$199.0	$(91.7)
Net cash flow (used in)/from investing activities	$(154.8)	$(118.6)
Net cash flow from/(used in) financing activities	$35.0	$81.1

Operating Activities

Cash inflow from operating activities was $199.0 million in 2023 compared to cash outflow from operating activities of $91.7 million in 2022. The year-over-year increase of $290.7 million in cash inflows from operating activities was primarily due to improved operating profit, partially offset by an increase in inventory and higher interest payments.

Investing Activities

Cash outflow from investing activities was $154.8 million in 2023 compared to cash outflow from investing activities of $118.6 million in 2022. The year-over-year increase of $36.2 million in cash outflows from investing activities was due to increased investments in property, plant and equipment, mainly consisting of the expansion of our retail store network.

Our capital expenditures (which we define herein to refer to the acquisition of property, plant and equipment and the acquisition of intangible assets, as presented in our consolidated statement of cash flows) for the years ended December 31, 2023 and 2022 totaled $136.3 million and $109.8 million, respectively.

Financing Activities

Cash inflow from financing activities was $35.0 million in 2023 compared to cash inflow from financing activities of $81.1 million in 2022. The year-over-year decrease of $46.0 million in cash inflows from financing activities was due to lower proceeds from short-term borrowings from financial institutions, higher repayments of long-term borrowings from related parties, partially offset by lower repayments of short-term borrowings from financial institutions.

Indebtedness

6.750% Senior Secured Notes

On February 16, 2024, Amer Sports Company (the “Issuer”), our wholly owned subsidiary, entered into an indenture (the “Indenture”) with The Bank of New York Mellon, as trustee, Wilmington Trust (London) Limited, as notes collateral agent, and the guarantors party thereto, pursuant to which the Issuer issued $800 million principal amount of 6.750% senior secured notes (the “Notes”). Pursuant to the Indenture, the Notes will mature on February 16, 2031. Interest on the Notes are payable semi-annually in arrears on each March 1 and September 1, beginning on September 1, 2024.

The Notes are jointly and severally guaranteed by the Company and each of the Company’s subsidiaries (other than the Issuer) that is a borrower or a guarantor under the New Senior Secured Credit Facilities (the “Note Guarantors”). The Notes and the guarantees related thereto are senior obligations and are secured, subject to permitted liens and certain other exceptions, by the same first priority liens that secure the obligations of the Issuer and the Note Guarantors under the New Senior Secured Credit Facilities.

The Notes will be redeemable at the option of the Issuer, in whole or in part, on or after February 16, 2027, at the redemption prices set forth in the Indenture.

In addition, prior to February 16, 2027, the Issuer may, at its option and on one or more occasions, redeem up to 10% of the aggregate principal amount of the Notes under the Indenture (including any additional Notes) during any 12-month period at a redemption price equal to 103% of the principal amount of the Notes being redeemed. Prior to February 16, 2027, the Issuer may on any one or more occasions redeem up to 40% of the aggregate principal amount of Notes issued under the indenture at a redemption price of 106.750% of the principal amount thereof, subject to the limitations set forth in the Indenture.

Upon the occurrence of a Change of Control (as defined in the Indenture), unless the Issuer has exercised its right to redeem all of the Notes, as described above, each holder of the Notes will have a right to repurchase all or any part of that holder’s Notes at a purchase price equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest on the Notes repurchased to, but excluding, the date of purchase.

The Indenture contains covenants that limit the ability of the Company and any of its Restricted Subsidiaries (as such term is defined in the Indenture), to, among other things incur or guarantee additional indebtedness, make certain investments and other restricted payments; create liens, enter into transactions with affiliates, engage in mergers, consolidations or amalgamations; and transfer and sell assets. The Indenture also provides for customary events of default.

New Senior Secured Credit Facilities

On February 16, 2024, the Company entered into a Credit Agreement (the “Credit Agreement”) among the Company, certain subsidiaries of the Company as borrowers, the financial institutions party thereto as lenders and issuing banks, JPMorgan Chase Bank, N.A. as administrative agent, J.P. Morgan SE, as swingline lender, and Wilmington Trust (London) Limited as collateral agent.

The Credit Agreement provides for a U.S. dollar denominated term loan facility of $500 million with a seven-year term to maturity (the “USD Term Loan Facility”), a Euro denominated term loan facility of €700 million with a seven-year term to maturity (the “EUR Term Loan Facility”, and together with the USD Term Loan Facility, the “New Term Loan Facilities”) and a five-year revolving credit facility of $710 million (the “New Revolving Credit Facility”). The USD Term Loan Facility is denominated in U.S. dollars, the EUR Term Loan Facility is denominated in Euros and borrowings under the New Revolving Credit Facility are available in U.S. dollars or Euros.

Interest and Fees

Borrowings under the New Revolving Credit Facility in: (i) U.S. dollars will bear interest at a rate per annum equal to, at the option of the Company, either (a) a term SOFR-based rate or (b) a U.S. dollar base rate and (ii) Euros will bear interest at a rate per annum equal to EURIBOR (provided, however, that the term SOFR-based rate and EURIBOR shall be no less than 0.00% per annum at any time and the U.S. dollar base rate shall be no less than 1.00% per annum at any time), in each case, plus an applicable margin. Borrowings under the (i) USD Term Loan Facility will bear interest at a rate per annum equal to, at the option of the Company, either (x) a term SOFR-based rate or (y) a U.S. dollar base rate and (ii) EUR Term Loan Facility will bear interest at a rate per annum equal to EURIBOR (provided, however, that the term SOFR-based rate and EURIBOR shall be no less than 0.00% per annum at any time and the U.S. dollar base rate shall be no less than 1.00% per annum at any time), in each case, plus an applicable margin.

The applicable interest rate margins for borrowings under the New Revolving Credit Facility are between 0.75% to 1.75% with respect to U.S. dollar base rate borrowings and between 1.75% to 2.75% with respect to SOFR or EURIBOR borrowings based on the Company’s first lien net leverage ratio (the “Applicable Rate”). The applicable interest rate margins for borrowings under the USD Term Loan Facility are between 2.00% to 2.25% with respect to U.S. dollar base rate borrowings and between 3.00% to 3.25% with respect to SOFR borrowings based on the Company’s senior unsecured non-credit-enhanced long-term debt rating. The applicable interest rate margins for borrowings under the EUR Term Loan Facility are between 3.25% to 3.50% based on the Company’s senior unsecured non-credit-enhanced long-term debt ratings.

In addition, the Company is required to pay quarterly commitment fees equal to 30% of the Applicable Rate then in effect for SOFR borrowings under the New Revolving Credit Facility, on a per annum basis in respect of the unutilized commitments under the New Revolving Credit Facility, payable quarterly in arrears. The Company will also be required to pay letter of credit fees on the maximum amount available to be drawn under all outstanding letters of credit in an amount equal to the Applicable Rate on SOFR borrowings under the New Revolving Credit Facility on a per annum basis, payable quarterly in arrears, as well as customary fronting fees for the issuance of letters of credit and agency fees.

Amortization

The amortization rate for the USD Term Loan Facility is 1.00% per annum, payable in quarterly installments, and the first installment in respect of the USD Term Loan Facility is payable on June 30, 2024. The EUR Term Loan Facility is not expected to be subject to scheduled amortization payments. The Company may direct that prepayments be applied to such amortization payments in order of maturity.

Collateral and Guarantors

The New Senior Secured Credit Facilities is secured by substantially all of the assets of the Company and certain wholly-owned subsidiaries of the Company that are organized in the United States, Austria, Canada, Switzerland, Cayman Islands, Finland, France, Hong Kong and Sweden, subject to certain exceptions and subject to the agreed security principles with respect to any such subsidiaries that are not organized in the United States or Canada.

The obligations of the Company and the obligations of the guarantors under the New Senior Secured Credit Facilities and certain hedging arrangements and cash management arrangements entered into with lenders under the New Senior Secured Credit Facilities (or affiliates thereof) are secured by first-priority security interests in the collateral securing such facilities subject to certain exclusions set forth in the credit documentation governing the New Senior Secured Credit Facilities.

Prepayments

Subject to certain exceptions and customary baskets set forth in the Credit Agreement, the Company is required to make mandatory prepayments of the loans under the New Term Loan Facilities under certain circumstances, including from: (i) 100% of the net cash proceeds of insurance and condemnation proceeds for property or asset losses (subject to reinvestment rights, decreases based on leverage ratios and a net proceeds threshold), (ii) 100% of the net cash proceeds from the incurrence of debt (other than permitted debt under the Credit Agreement), (iii) 50% of excess cash flow subject to decrease based on leverage ratios and subject to a threshold amount and (iv) 100% of net cash proceeds from asset sales (subject to reinvestment rights, decrease based on leverage ratios and net proceeds threshold). These mandatory prepayments may be used to satisfy future amortization.

The Company is permitted to voluntarily reduce the unutilized portion of the revolving commitment amount and repay outstanding loans under the New Revolving Credit Facility at any time without premium or penalty, other than customary “breakage” costs with respect to SOFR and EURIBOR loans. The Company is permitted to voluntarily repay outstanding loans under the New Term Loan Facilities at any time without premium or penalty; provided that that any voluntary prepayment, refinancing or repricing of the New Term Loan Facilities in connection with certain repricing transactions that occur prior to the six-month anniversary of the closing of the New Senior Secured Credit Facilities shall be subject to a prepayment premium of 1.00% of the principal amount of the term loans so prepaid, refinanced or repriced.

Certain Covenants and Events of Default

The Credit Agreement is expected to contain a number of covenants that, among other things and subject to certain exceptions, restrict the Company’s and its subsidiaries’ ability to incur additional indebtedness; create liens; enter into agreements and other arrangements that include negative pledge clauses; pay dividends on capital stock or redeem, repurchase or retire capital stock or subordinated indebtedness; make investments, loans, advances and acquisitions; merge, amalgamate or sell assets, including equity interests of subsidiaries; enter into sale and leaseback transactions; engage in transactions with affiliates; and enter into amendments of or waivers under subordinated indebtedness. The Credit Agreement will also contain certain customary affirmative covenants.

The New Revolving Credit Facility will also contain financial covenants that: (1) require the Company to maintain a maximum first lien net leverage ratio of not greater than 5.00:1.00 and (2) require the Company to maintain an interest coverage ratio of not less than 2.00:1.00, which shall increase to 2.25:1.00 as of the fiscal quarter ending December 31, 2025 and shall further increase to 2.50:1.00 as of the fiscal quarter ending December 31, 2026. The financial covenants will contain a customary term loan facility standstill and customary cure rights.

The Credit Agreement will also contain certain customary events of default. If an event of default, as specified in the Credit Agreement shall occur and be continuing, the borrowers thereunder may be required to repay all amounts outstanding under the Credit Facilities.

Senior Facilities Agreement

On March 20, 2019, our wholly owned subsidiary, Amer Sports Holding Oy (f/k/a Mascot Midco 1 Oy) (the “Parent Guarantor”), and certain of its subsidiaries, including Amer Sports Holding 1 Oy (f/k/a Mascot Bidco Oy) (“Bidco”) and Mascot Bidco Canada Inc. (“Canada Bidco” and, together with Bidco, the “Borrowers”), entered into a senior facilities agreement with, among others, J.P. Morgan SE (f/k/a J.P. Morgan Europe Limited) as agent and Wilmington Trust (London) Limited as security agent and, on July 17, 2023, such agreement was amended and restated in its entirety (the “Senior Facilities Agreement”). The Senior Facilities Agreement provided for (i) a EUR 315 million senior secured revolving facility (the “Revolving Facility”) and (ii) a EUR 1.7 billion senior secured term loan facility (the “Term Loan Facility” and, together with the Revolving Facility, the “Senior Credit Facilities”). The Revolving Facility matured on September 29, 2025 and the Term Loan Facility matured on March 29, 2026. The Senior Credit Facilities were guaranteed by the Parent Guarantor and by certain of the Parent Guarantor’s subsidiaries, and are secured by security granted by the Parent Guarantor and certain of its subsidiaries. As of December 31, 2023, we had EUR 4.2 million of borrowings available under the Revolving Facility and we had no borrowings available under the Term Loan Facility. On February 16, 2024, we repaid all outstanding borrowings under and terminated the Senior Facilities Agreement.

Loans with Related Parties

On March 26, 2019, JVCo (as lender) entered into an intercompany loan agreement with our wholly-owned subsidiary, Amer Sports Holding (HK) Limited (“Amer Sports HK”) (as borrower), pursuant to which JVCo advanced to Amer Sports HK a loan with an aggregate principal amount outstanding as of December 31, 2023 of EUR 2.489 billion (“JVCo Loan 1”). On February 28, 2022, we assumed all obligations under JVCo Loan 1 from Amer Sports HK. Pursuant to a capitalization agreement entered into between us and JVCo, EUR 2.3 billion of JVCo Loan 1 was equitized immediately prior to the completion of our IPO and EUR 125.5 million was set off against certain outstanding liabilities of JVCo, and all remaining borrowings under JVCo Loan 1 were repaid in full in connection with our IPO.

On March 26, 2019, JVCo (as lender) entered into an intercompany loan agreement with our wholly-owned subsidiary, Amer Sports HK (as borrower), pursuant to which JVCo advanced to Amer Sports HK a loan with an aggregate principal amount outstanding as of December 31, 2023 of EUR 1.3 billion (“JVCo Loan 2”). On February 28, 2022, we assumed all obligations under JVCo Loan 2 from Amer Sports HK. JVCo Loan 2 was repaid in full in connection with our IPO.

On May 29, 2020, JVCo (as lender) entered into an intercompany loan agreement with our wholly-owned subsidiary, Amer Sports HK (as borrower), pursuant to which JVCo agreed to make available to Amer Sports HK a loan in a principal amount of up to EUR 400 million (“JVCo Loan 3”). As of October 1, 2022, we assumed all obligations under JVCo Loan 3 from Amer Sports HK. JVCo Loan 3 was canceled in connection with our IPO.

On February 28, 2022, the Co-Invest entered into a loan agreement with us for a loan in an aggregate principal amount outstanding as of December 31, 2023 of EUR 7.1 million (“Co-Invest Loan 1”). Pursuant to a capitalization agreement entered into between us and the Co-Invest, EUR 6.7 million of Co-Invest Loan 1 was equitized immediately prior to the completion of our IPO and all remaining borrowings under Co-Invest Loan 1 were repaid in full in connection with our IPO.

On February 28, 2022, the Co-Invest entered into a loan agreement with us for a loan in an aggregate principal amount outstanding as of December 31, 2023 of EUR 3.7 million (“Co-Invest Loan 2”). Co-Invest Loan 2 was repaid in full in connection with our IPO.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments, excluding interest, as of December 31, 2023.

	Payments Due by Period
Contractual Obligations and Commitments	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Lease liabilities	$339.8	$89.4	$114.9	$71.7	$63.8
Loans from financial institutions	2,244.4	381.0	1,863.4	—	—
Loans from related parties(1)	4,077.0	—	—	—	4,077.0
Accounts payable	426.5	426.5	—	—	—
Other commitments(2)	242.7	60.5	64.9	68.7	48.6
Total	$7,330.4	$957.4	$2,043.2	$140.4	$4,189.4
(1)	Loans from related parties relate to shareholder loans that were repaid in connection with consummation of our IPO. See “—Indebtedness—Loans with Related Parties.”
(2)	Other commitments primarily consist of lease contracts for short-term leased assets and for low value assets, commitments related to long-term endorsement contracts with professional and non-professional sports leagues, as well as certain short-term contracts, contracts with brand ambassadors and certain guarantees related to the divested Precor business. Such guarantees, in accordance with the share purchase agreement related to such sale, are the buyer’s responsibility commencing from the date of purchase and are expected to be released in 2024.

Off-Balance Sheet Arrangements

We have off-balance sheet arrangements in connection with certain leases and guarantees. Leases not capitalized mainly relate to short term and low value leases for which IFRS 16 offers an exemption from capitalization, while the guarantees include arrangements with third parties related to the divested Precor business.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates.

Foreign Currency Risk

Foreign currency risk primarily relates to the extent that sales, purchases, and borrowings of our foreign operations are denominated in currencies other than the functional currency of the legal entity in which the transaction is recorded by us. Assets and liabilities arising from such transactions are translated into the legal entity’s functional currency using the exchange rate in effect on the balance sheet date. Revenue and expenses are translated using the average exchange rate over the relevant period. The functional currency of Amer Sports, Inc. is the euro. We present our financial statements in U.S. dollars, and record transactions in foreign currencies at the rate in effect on the transaction date, and assets and liabilities denominated in foreign currencies that are outstanding at the end of a financial period are translated at the closing rate in effect on the applicable balance sheet date.

For the years ended December 31, 2023 and 2022, respectively, we generated 68.5% and 64.9% of our revenue in currencies other than U.S. dollars and 77.8% and 74.1% of our operating expenses were incurred in currencies other than U.S. dollars. In periods where the U.S. dollar strengthens relative to the euro, Canadian dollar, RMB or other foreign currencies in countries where we have operations, there is a negative impact on our operating results upon translation of those foreign operating results into the U.S. dollar. The translation impact of a 10% increase in the U.S. dollar against all other foreign currencies would have decreased operating profit by $17.1 million and increased operating profit by $10.1 million for the years ended December 31, 2023 and 2022, respectively. The potential change noted above is based on a sensitivity analysis performed on our financial position as of December 31, 2023.

Transaction risk arises from foreign currency denominated assets and liabilities. 33.1% and 29.5% of our assets and 76.2% and 75.8% of our liabilities were subject to foreign currency exposure as of December 31, 2023 and 2022, respectively. The net impact after hedging based on a strengthening of the Euro by 10% vs. our five main currencies would have resulted in an increase in net loss of $5 million and $20 million for the years ended December 31, 2023 and 2022, respectively. The potential change noted above is based on a sensitivity analysis performed on our financial position as of December 31, 2023.

Where possible, we seek to manage foreign currency exposure through a variety of methods, including by financing each business unit in its functional currency and concentrating cash flows through centralized entities to limit the number of foreign currencies being utilized for purchases. Additionally, we enter into hedging arrangements to limit our exposure to foreign currency fluctuations for a significant portion of our cash flows, in particular with our most commonly used foreign currencies, including euros, Canadian dollars and RMB. Such hedging arrangements may include foreign exchange forward contracts and options, interest rate swaps, interest rate options and cross-currency swaps. The majority of our hedging arrangements are short-term and are usually rolled forward within the standard business cycle. Nonetheless, it is not practical for us to mitigate all of our foreign currency exposure, nor are we able to accurately predict the possible impact of future foreign currency exchange rate fluctuations on our results of operations, due to our constantly changing exposure to various foreign currencies, difficulty in predicting fluctuations in foreign currency exchange rates relative to the U.S. dollar and the significant number of foreign currencies involved. We have experienced and we will continue to experience fluctuations in our net income as a result of revaluing our assets and liabilities that are not denominated in the functional currency of the entity that recorded the asset or liability.

Commodity Price Risk

We are exposed to commodity and other price risk, including from rubber, nylon, polyester and steel, aluminum and other materials, which we either purchase directly or in a converted form such as fabric, as well as other inputs, including energy, transportation and logistics services. To manage risks of commodity price changes, management negotiates prices in advance when possible. We have not historically managed commodity price exposures by using derivative instruments.

Inflation Risk

Inflationary pressures have recently increased, and may continue to increase, the costs of labor, raw materials and other inputs for our products. We have experienced, and may continue to experience, higher than expected inflation, including escalating transportation, commodity and other supply chain costs and disruptions. If our costs are subject to significant inflationary pressures, we may not be able to offset such higher costs through price increases, which could adversely affect our business, results of operations or financial condition.

Funding and Liquidity Risk

Our ability to obtain additional capital, if and when required, will depend on our business plans, investor demand, our operating performance, market conditions, our credit rating and other factors, and we may not be able to raise needed cash on terms acceptable to us or at all. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, as well as on our ability to timely repay existing commitments, such as any commitments pursuant to the Revolving Facility or the Term Loan Facility. As of December 31, 2023, we had EUR 4.2 million of borrowings available under the Revolving Facility and we had no borrowings available under the Term Loan Facility. On February 16, 2024, the Revolving Facility and Term Loan Facility were repaid in full and terminated. We have $710 million of borrowings available under the New Revolving Credit Facility and no borrowings available under the New Term Loan Facilities.

Interest Rate Risk

Our interest expense for our existing borrowings and for any new debt we may incur in the future, including under our Senior Facilities Agreement and our New Senior Secured Credit Facilities, could be exposed to changes in interest rates. We engage in hedging arrangements to limit our exposure to interest rate fluctuations, including for a portion of our New Senior Secured Credit Facilities. Even though we engage in hedging activities, interest rate risk is highly sensitive due to many factors, including monetary and tax policies, market and economic factors and other factors beyond our control, as well as due to repricing of existing floating rate debt and raising new floating rate debt, and could have a significant negative or positive impact on the results of our operations. As of December 31, 2023, a 1% increase in interest rates would have increased net loss by $51.7 million and $52.5 million for the years ended December 31, 2023 and 2022. The potential change noted above is based on a sensitivity analysis performed on our financial position as of December 31, 2023.

Credit Risk

We are exposed to potential credit losses in the event of nonperformance by counterparties to our receivables, including our customers. Concentrations of credit risk arising from receivables from customers are limited due to the diversity of our customers and the global nature of our business. For the year ended December 31, 2023, our largest single customer accounted for 4% of total accounts receivable and our 20 largest wholesale partners accounted for 31% of total accounts receivable. At December 31, 2023, the average payment time for outstanding sales was 49 days. In order to minimize risk, we perform credit evaluations of our customers’ financial conditions, use credit insurances in the majority of the countries in Europe as well as in Japan, and may also obtain collateral or other security as appropriate. Notwithstanding these efforts, current adverse macroeconomic factors across the global economy may increase the difficulty in collecting receivables.

Internal Control over Financial Reporting

In connection with the preparation of our consolidated financial statements, we identified a material weakness in our internal control over financial reporting. See “Item 3. Key Information—D. Risk Factors—Risks Related to Financial, Accounting and Tax Matters—We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate the material weakness or if we identify additional material weaknesses in the future or otherwise fail to develop and maintain effective internal control over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.” We have implemented and are in the process of implementing measures designed to improve our internal control over financial reporting and remediate the material weakness. This includes implementing new information technology and systems for the preparation and review of financial statements, including implementing a financial close software system, implementing additional review procedures within our accounting and finance department, and enhancing our accounting and finance leadership and supporting resources, including hiring a Chief Accounting Officer, and engaging external accounting experts to support improving our accounting processes and procedures and supplement our internal resources in our computation processes.

There has been no other change during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, other than as described above with respect to our remediation efforts.

C. Research and Development, Patents and Licenses

Our products are rooted in innovation and technical excellence, and set the standard for quality, function and style across their respective categories. Through a consumer-focused, design-led mindset, we emphasize understanding and meeting the evolving needs and demands of athletes and consumers. Our innovation processes are institutionalized through continued investment in research and development at our innovation centers. These include the Wilson Innovation Center in Chicago, Arc’teryx design centers in North Vancouver, Portland and Tokyo and Salomon’s Annecy Design Center in France. Our teams are constantly testing new ideas to improve our current offering and to be the first to commercialize new products, while balancing the potential lack of receptivity of new products, as well as shifting consumer preferences. Our brands are supported by former competitive athletes who enjoy an active lifestyle and have a desire to lean into hard problems and apply design to create possibility. We have an expansive network of hundreds of professional athletes and ambassadors across our brands who we actively collaborate with. We gather feedback, insights and ideas from them to incorporate into our designs. This direct feedback drives our product innovation engine and results in high-end products that are trusted by our consumers. We leverage advanced technologies to constantly improve our products and reaffirm the pricing power our brands command. In recent years, design teams at our brands have also invested in the development of products, packaging and services with a sustainability focus. Our products shape their respective categories with innovative technologies fueled by our deep commitment to rigorous research and development.

D. Trend Information

See “Item 5. Operating and Financial Review and Prospects.”

E. Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with IFRS. The preparation of our consolidated financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amounts and related disclosures. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements and, therefore, we consider these to be our critical accounting policies.

Accordingly, we evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions and conditions.

See Note 2, “Significant Accounting Policies,” to our audited consolidated financial statements included elsewhere in this annual report for information about these critical accounting policies, as well as a description of our other significant accounting policies.

Revenue

Revenue is primarily derived from the sale of merchandise through our DTC channel, which comprises owned retail and e-commerce, and our wholesale channel, but also includes limited services and license fees. Revenue is presented net of value added tax, discounts, incentives, rebates earned by customers and estimated returns. We recognize revenue under IFRS 15 at the point in time when control of the products and services are transferred to the customer in accordance with the terms of delivery at an amount that reflects the consideration to which we expect to be entitled in exchange for those products and services in the ordinary course of our activities. We apply the following five-step model when determining the timing and amount of revenue recognition:

(1)	identifying the contracts with customers;
(2)	identifying the separate performance obligations;
(3)	determining the transaction price;
(4)	allocating the transaction price to separate performance obligations; and
(5)	recognizing revenue when each performance obligation is satisfied.

Contracts with customers generally consist of a single performance obligation, including merchandise, packaging and delivery activities. Revenue is recognized when the customer obtains control over the goods and the required services have been performed. We recognize a contract liability for products for which control has not been transferred to the customer.

We generally offer DTC customers of our products the right to return or exchange merchandise purchased within 14–30 days of receipt, while certain of our contracts provide wholesale partners a right to return goods within a specified period. A refund liability is recognized as a reduction of sales and a right of return asset is recognized as a reduction of cost of goods sold, based on both historical experience and anticipated future returns.

In the wholesale sector, we offer certain major wholesale partners volume rebates, performance bonuses, and payment term discounts. We primarily utilize the expected value method to estimate the variable consideration for future rebates and performance bonuses.

We recognize a contract liability for the sale of gift cards in both owned retail and e-commerce. We anticipate to be entitled to a breakage amount, which is then recognized as revenue in proportion to the pattern of customer rights exercised based on historical data.

Inventory

Inventory is valued at the lower of cost or net realizable value, utilizing the weighted average cost method, which requires an estimate of the products future selling prices. When determining the net realizable value, we consider several factors, including seasonal fluctuations in selling prices, estimated expenses for completing the sale, inventory levels, aging, customer behavior, anticipated sales volume, and expected selling prices and costs. When circumstances that previously caused inventories to be written down below cost no longer exist, the amount of the write-down previously recorded is reversed.

Impairment of Non-Financial Assets

We assess the carrying amounts of our non-financial assets, such as our goodwill and intangible assets with indefinite useful lives, to determine whether there is any indication of impairment at each reporting date. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested at least annually for impairment.

Impairment testing is performed by comparing the recoverable amount of an asset or the cash generating unit (“CGU”), which is the smallest group of assets generating cash inflows largely independent of the cash inflows from other assets or groups of assets, to its carrying amount. The recoverable amount of an asset or a CGU is the higher of its fair value less costs of disposal and value in use. Value in use is calculated using the discounted cash flow method for each CGU. We assessed the carrying value of our non-financial assets for potential impairment during the fourth quarter of 2023.

Impairment is recognized when the carrying value of an asset exceeds its recoverable amount.

Recognized impairment losses are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

Key assumptions we use for impairment assessment include forecasted cash flows of the business, estimated discount rate, royalty rates and future growth rates. We use internal and external data to forecast the key assumptions. The cash flow projections are based on a 10-year financial forecast, of which the first five years are prepared by management and approved by our board of directors. To better reflect the medium-term growth expectations for the CGU in growing markets, financial forecasts after the first five-year period are extrapolated for a further five years using declining growth rates, which reduce the year-five growth rate to the long-term growth rate.

In 2023, no impairment losses on goodwill and intangible assets with indefinite useful lives were recorded in the continuing operations.

Share-based Payments

On November 27, 2019 and January 20, 2023, our board of directors established the 2019 ESOP and 2023 ESOP, respectively. The objectives of the 2019 ESOP and the 2023 ESOP are to align the interest of the shareholders and key employees in order to increase our value in the long-term, and to commit key employees to us. The 2019 ESOP and the 2023 ESOP provide for awards in the form of stock options to our key employees. The maximum number of options that may be granted under the 2019 ESOP and the 2023 ESOP is 3% and 1.2%, respectively, of all of our issued and outstanding shares.

Options granted to employees vest once certain service and performance conditions are met, as well as upon the occurrence of an exit event. An exit event refers to a public offering of the Company’s shares or a sale of the controlling majority shares or business assets and is considered a non-market performance condition. When options have service and/or performance conditions, the amount of compensation expense recognized is based on the number of awards expected to vest, reflecting estimated expected forfeitures.

This estimation is adjusted to reflect those awards that do ultimately vest. The forfeiture rate is based on our best estimate of expected forfeitures, taking into consideration historical trends and expected future behavior regarding forfeitures.

For options that depend on non-market performance conditions (i.e., an exit event), we recognize the related expense if and when we conclude that it is probable that the exit event will be achieved. We granted share-based compensation to employees under our equity compensation plans during the years ended December 31, 2023 and 2022, but did not incur any expenses related to share-based payments in periods prior to the fourth quarter of fiscal year 2023, as options granted under our equity compensation plans only vest once certain service and performance conditions are met, as well as upon the occurrence of an exit event, such as an initial public offering, and we did not believe an exit event was probable during such time. We started recognizing expenses related to share-based payments during the fourth quarter of the year ended December 31, 2023, as our IPO became probable. We reassess the probability of achieving the non-market performance condition at each reporting date to ensure the accuracy of this assessment.

The grant date fair value of each stock option granted is estimated using the Monte Carlo simulation model including any market performance conditions and excluding the impact of any service and non-market performance vesting conditions. Equity-settled awards are measured on the grant date, while cash-settled awards are remeasured until settlement. See Note 10, “Share-Based Payments,” to our audited consolidated financial statements included elsewhere in this annual report.

Expected volatility has been based on the historical volatility of the comparable companies’ share price, particularly over the historical period commensurate with the expected life of the options. The expected life of the instrument generally refers to the vesting date plus one year, which is based on general option holder behavior.

Recent Accounting Pronouncements

New accounting guidance that we have recently adopted, as well as accounting guidance that has been recently issued but not yet adopted by us, is included in Note 2, “Significant Accounting Policies,” to our audited consolidated financial statements included elsewhere in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table presents information about the executive officers and directors of the Company. Unless otherwise indicated, the current business address for our executive officers and directors is c/o Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Name	Position	Age
Jie (James) Zheng	Chief Executive Officer and Director	55
Andrew E. Page	Chief Financial Officer	54
Michael Hauge Sørensen	Chief Operating Officer	50
Wen-Chang (Victor) Chen	Chief Strategy Officer	45
Stuart C. Haselden	Chief Executive Officer of Arc’teryx	54
Franco Fogliato	President and Chief Executive Officer of Salomon	54
Joseph Dudy	President and Chief Executive Officer of Wilson	53
Mingwei Bi	Director	51
Shizhong Ding	Director and Chair	53
Bruno Sälzer	Director	66
Catherine (Trina) Spear	Director	40
Frank K. Tang	Director	55
Tak Yan (Dennis) Tao	Director	47
Carrie Teffner	Director	57
Dennis J. (Chip) Wilson	Director	68
Ling Xiong	Director	55
Kin Wah Stephen Yiu	Director	63

Jie (James) Zheng has served as our Chief Executive Officer since 2020 and d as a member of our board of directors since our IPO. Mr. Zheng has also served as a director of ANTA Sports since 2009. From 2001 to 2008, Mr. Zheng served in various roles at Adidas, a global athletic apparel company, including General Manager of Reebok (China) and Executive Vice President of Sales of Adidas Greater China. Mr. Zheng joined ANTA Sports in 2008, serving as Group President and Executive Director prior to becoming Chief Executive Officer. Mr. Zheng is also the Vice Chair for the World Federation of the Sporting Goods Industry (WFSGI) and was the Co-Chair of WFSGI from 2020 to 2022. Mr. Zheng has a bachelor’s degree in management science from Fudan University in Shanghai. We believe Mr. Zheng’s deep understanding of global retail, technical apparel and sports equipment companies and their market, as well as his leadership in conceptualizing and developing our brands and business, makes him well qualified to serve as a director.

Andrew E. Page has served as our Chief Financial Officer since 2023. From 2021 to 2023, Mr. Page was chief financial officer of Foot Locker, a retail footwear company. From 2019 to 2021, Mr. Page was chief accounting officer of Advance Auto Parts, an automobile parts retail company. From 2011 to 2019, Mr. Page served in multiple roles at Under Armour, an athletic apparel and footwear company, including corporate controller and chief accounting officer. Mr. Page has also served as a director and member of the audit committee of Kontoor Brands since 2022, as well as a member of its talent and compensation committee since 2023. Mr. Page has a bachelor’s degree in business administration in accounting from Eastern Kentucky University and a master’s degree in business administration in international business from Georgetown University.

Michael Hauge Sørensen has served as our Chief Operating Officer since 2020. Since 2019, Mr. Sørensen has served as an advisor to our board of directors. From 2013 to 2019, Mr. Sørensen served on a number of public company boards including Pandora Jewelry, Santa Fe Group and IC Group. From 1994 to 2013, Mr. Sørensen served in multiple roles at ECCO, a global footwear company, including Executive Vice President of Global Sales and Chief Operating Officer.

Wen-Chang (Victor) Chen has served as our Chief Strategy Officer since 2020. From 2009 to 2020, Mr. Chen was a Partner of the Boston Consulting Group. From 2002 to 2006, Mr. Chen served as a director of Golin, a marketing communication company. Mr. Chen has a bachelor’s degree from National Cheng-Chi University and a master’s degree in business administration from the University of Chicago.

Stuart C. Haselden has served as Chief Executive Officer of Arc’teryx since 2021, over which time he has also served as an advisor to our board of directors. In 2019, Mr. Haselden joined the board of directors of Away, a retail luggage and travel accessories company, and later served as its Chief Executive Officer from 2020 to 2021. From 2015 to 2020, Mr. Haselden served in several roles at Lululemon Athletica, a global athletic apparel company, including as Chief Operating Officer, Chief Financial Officer and Executive Vice-President, Head of International. From 2006 to 2015, Mr. Haselden held several roles at J. Crew, a global fashion apparel company, including as Chief Financial Officer, Senior Vice-President and Treasurer and Vice-President of Finance. Mr. Haselden has a bachelor’s degree from Auburn University and a master’s degree in business administration from Tulane University.

Franco Fogliato has served as President and Chief Executive Officer of Salomon since 2021. From 2013 to 2021, Mr. Fogliato served in multiple roles at Columbia Sportswear Company, including General Manager EMEA and Executive Vice-President Global Omni-Channel. From 2004 to 2013, Mr. Fogliato was Chief Executive Officer of Billabong. Mr. Fogliato has a bachelor’s degree in business administration from Universita Ca’ Foscari Venezia, and a master’s degree in business administration from Open University Business School.

Joseph Dudy has served as President and Chief Executive Officer of Wilson since 2019. Mr. Dudy joined Wilson in 1995, and has served in multiple roles at the brand, including Finance Director of Wilson Team Sports and Vice President Finance of Wilson Sporting Goods. Mr. Dudy has a bachelor’s degree in accounting and finance from Purdue University, and a master’s degree of business administration from Indiana University.

Mingwei Bi has served as a member of our board of directors since our IPO. Mr. Bi is an Executive Director and the Chief Financial Officer of ANTA Sports. Since joining ANTA Sports in 2007, Mr. Bi has held several roles, including as Chief Financial Officer since 2023 and previously served successively as a finance director and a Group Vice President. Mr. Bi has a bachelor’s degree in accounting from the University of International Business and Economics in China and is a non-practicing member of the Chinese Institute of Certified Public Accountants. We believe Mr. Bi’s experience in financial management and the global sporting apparel industry make him well qualified to serve as a director.

Shizhong Ding has served as chair of our board of directors since our IPO. Mr. Ding is the board chairman and an executive director of ANTA Sports and oversees ANTA Sports’ internal audit and supervision functions as well as mergers and acquisitions initiatives. He is the co-founder of ANTA Sports and its related subsidiaries and initially joined as a director of one of its subsidiaries in 1994. He is currently a vice chairman of China Sporting Goods Federation, a board member of Samaranch Foundation, an advisor of the Chinese Basketball Association and a member of the Chinese Olympic Committee. We believe Mr. Ding’s experience founding and overseeing a global sporting goods and apparel company, as well as his various leadership roles related to the sports industry, make him well qualified to serve as a director.

Dr. Bruno Sälzer has served as a member of our board of directors since our IPO. Dr. Sälzer is currently a member of the supervisory boards of the lifestyle brand Zino Davidoff, the shoe retailer Deichmann, the fashion group Lacoste and the department store Ludwig Beck. He was a board member of Amer Sports Corporation from 2008 to 2019. From 2014 to 2018 he was the Chairman and Chief Executive Officer of Bench Limited, a British streetwear company. Prior to that, he was the Chief Executive Officer and Vice-Chairman of the administrative board of the luxury women fashion brand Escada. From 1995 to 2008 he was a member of the Managing Board at Hugo Boss, a leading global premium fashion company. He was the Chairman and Chief Executive Officer at Hugo Boss from 2002 to 2008. Dr. Sälzer has a diploma in business administration and a doctorate in logistics from Mannheim University. We believe Dr. Sälzer’s experience in leading and advising companies in the global fashion industry make him well qualified to serve as a director.

Catherine (Trina) Spear has served as a member of our board of directors since our IPO. Ms. Spear co-founded FIGS, Inc., and has served as its Chief Executive Officer since 2017 and as a member of its board of directors since 2013. Prior to co-founding FIGS, Ms. Spear was an associate at the Blackstone Group Inc. Ms. Spear began her career at Citigroup Global Markets Inc., where she spent four years in its investment banking and private equity divisions. From August 2020 to July 2021, Ms. Spear was also a director of one, a special purpose acquisition company. Ms. Spear has a bachelor’s degree in economics from Tufts University and a master’s degree of business administration from Harvard Business School. We believe Ms. Spear’s experience in the consumer retail sector makes her well qualified to serve as a director.

Frank K. Tang has served as a member of our board of directors since 2024. Mr. Tang is the Chairman and Chief Executive Officer of FountainVest Partners, a leading Asia-based private equity firm. Prior to co-founding FountainVest in 2007, Mr. Tang was Senior Managing Director at Temasek Holdings, serving as both Head of China Investments and Global Head of Telecom, Media and Technology investments. During his time at Temasek Holdings, Mr. Tang sat on the firmwide Senior Management Committee and Senior Investment & Divestment Committee. Prior to that, Mr. Tang was a managing director at Goldman Sachs, where he worked for nearly eleven years, including as Head of Telecom, Media and Technology investment banking in Asia (excluding Japan). Mr. Tang also previously served on the boards of directors of Accenture plc from 2014 to 2023 and Weibo Corporation from 2014 to 2020. Mr. Tang has a bachelor’s degree from Donghua University and a master’s degree of business administration from Columbia Business School. Mr. Tang is a trustee of Donghua University and a member of the Board of Overseers of Columbia Business School. We believe Mr. Tang’s experience in investing and growing businesses make him well qualified to serve as a director.

Tak Yan (Dennis) Tao has served as a member of our board of directors since our inception. Mr. Tao has served as a vice president and head of Merger/Acquisition and Corporate Finance of ANTA Sports since March 2016 and, since August 2010, Mr. Tao has also been serving as the principal of Anta Capital Limited, an investment management vehicle of ANTA Sports’ controlling shareholders, where he is responsible for asset allocation and risk management for off-shore investments. From March 2004 to August 2010, Mr. Tao worked at Morgan Stanley Asia Limited, including as an executive director in the research division. Mr. Tao has also served as a director for Cutia Therapeutics since June 2023. Mr. Tao obtained a bachelor’s degree of arts from University of California, Berkeley. We believe Mr. Tao’s experience in investment, corporate governance and strategy, as well as corporate finance make him well qualified to serve as a director.

Carrie Teffner has served as a member of our board of directors since our IPO. Ms. Teffner has served on the boards of directors of BFA Industries since 2021, International Data Group Inc. since 2022, DXC Technologies since 2022 and RiteAid Corporation since 2023. From February to May 2023, Ms. Teffner was a director of Avaya Holdings Corporation, and from 2018 to 2021, she was a director of GameStop, Inc. From 2019 to 2021, Ms. Teffner was the Interim Executive Chair of the Board of Ascena Retail Group, Inc., a multi-branded women’s apparel and footwear retailer. From 2015 to 2019, she held various positions at the footwear company Crocs, Inc., including Chief Financial Officer and Executive Vice President, Finance and Strategic Projects, and served on their board from June to December 2015. Prior to this, she served as Chief Financial Officer at each of PetSmart, Inc., Weber-Stephen Products, LLC, and The Timberland Company. Ms. Teffner has a bachelor’s degree of science in business administration and a master’s degree in business administration from University of Vermont. We believe Ms. Teffner’s experience in branded consumer goods combined with her corporate finance experience make her well qualified to serve as a director.

Dennis J. (Chip) Wilson has served as a member of our board of directors since our IPO. Mr. Wilson is also a director of Low Tide Properties, Ltd., a Vancouver-based real estate investment and property management company, as well as the Wilson 5 Foundation, which is his family’s private philanthropic foundation. Mr. Wilson served on the board of FSHD Unlimited Coöpertie UA, a cooperative society under the laws of the Netherlands from 2017 to 2022. In 1998, Mr. Wilson founded lululemon athletica inc., a yoga-inspired technical apparel company, and from 1998 to 2015, Mr. Wilson served on the board, and acted as chairman of the board from 1998 through 2003. Mr. Wilson also served on the board of Westbeach Snowboard Ltd. from 1979 to 1997. Mr. Wilson has a bachelor’s degree in economics from the University of Calgary. We believe Mr. Wilson’s experience in the direct-to-consumer global retail model and technical apparel industry make him well qualified to serve as a director.

Ling Xiong has served as a member of our board of directors since our IPO. Ms. Xiong joined ANTA Sports in July 2018 and is currently ANTA Sports’ Chief Human Resources Officer. Prior to joining ANTA Sports, Ms. Xiong served as the Vice President, Human Resources of AstraZeneca China from 2014 to 2018. From 2001 to 2014, she served as the Vice President, Human Resources of DANONE China. Ms. Xiong has a bachelor’s degree in scientific English from East China University of Science & Engineering and a master’s degree in English literature from Shanghai Normal University. We believe Ms. Xiong’s experience overseeing human resources at global companies makes her well qualified to serve as a director.

Kin Wah Stephen Yiu has served as a member of our board of directors since our IPO. Mr. Yiu has served as an independent non-executive director of ANTA Sports since 2018 and is the chairman of its audit committee. Mr. Yiu has also served as an independent non-executive director of China Mobile Ltd. since 2017 and is currently a member of its remuneration and nomination committees and chairman of its audit committee. Mr. Yiu is also a board member of the Airport Authority Hong Kong and serves as the chairman and a non-executive director of the Hong Kong Insurance Authority, a member of the Exchange Fund Advisory Committee, a member of the Independent Commission Against Corruption Complaints Committee, the treasurer and a council member of The Hong Kong University of Science and Technology, and a director of the Hong Kong Academy of Finance. From 2017 to 2023, Mr. Yiu was an independent non-executive director of the Hong Kong Exchanges and Clearing Limited. Mr. Yiu joined KPMG in Hong Kong in 1983 and held various roles, including Partner in Charge of Audit from 2007 to 2010 and chairman and Chief Executive Officer of KPMG China and Hong Kong, as well as sitting on the Executive Committee and the Board of KPMG International and KPMG Asia Pacific from 2011 to 2015. Mr. Yiu has a professional diploma in accountancy from The Hong Kong Polytechnic University and a master’s degree of business administration from the University of Warwick. We believe Mr. Yiu’s experience in oversight of large, international corporations, as well as his background in financial and audit matters, make him well qualified to serve as a director.

B. Compensation

Compensation of Directors and Executive Officers

Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere. Our executive officers and senior management receive fixed and variable compensation. They also receive benefits in line with market practice in the countries where they are located. The fixed component of their compensation is set on market terms and adjusted annually. The variable component consists of cash bonuses. Cash bonuses are paid to executive officers and members of our senior management based on previously agreed targets for the business.

For the year ended December 31, 2023, the aggregate compensation accrued or paid to the members of our board of directors and our executive officers for services in all capacities was $7,495,787, which includes both benefits paid in kind and compensation, including the indirect compensation paid to our Chief Executive Officer by ANTA Sports for services to us. The compensation of our interim Chief Financial Officer is included in this number. For the year ended December 31, 2023, the aggregate number of options granted to members of our board of directors and our executive officers was 1,031,226, with a weighted average exercise price of EUR 29.31 and expiration dates of November 27, 2029 and December 31, 2029.

Non-Employee Director Compensation Program

In connection with our IPO, our board of directors has established an independent non-employee director compensation program.

Cash Compensation

Since the completion of our IPO, each of our non-employee directors who is an independent director is compensated as follows. Each such independent non-employee director is entitled to initially receive an annual cash retainer at a rate of $100,000 for serving on our board of directors, and the lead director of our board of directors is entitled to initially receive an additional annual cash retainer at a rate of $40,000. The chairperson of the audit committee of our board of directors is entitled to an annual cash retainer at a rate of $25,000, and each other member of the audit committee is entitled to an annual cash retainer at a rate of $10,000. The chairperson of the compensation committee of our board of directors is entitled to an annual cash retainer at rate of $20,000. The chairperson of the nominating and corporate governance committee of our board of directors is entitled to an annual cash retainer at a rate of $15,000. All annual cash retainers are payable on a quarterly basis.

Equity Compensation

Initial Grant. Upon the completion of our IPO, each of our independent non-employee directors received an equity grant in the form of restricted share units (RSUs) with respect to ordinary shares granted under the Omnibus Incentive Plan (as defined below) with a grant date fair market value of $175,000, with the number of ordinary shares underlying the RSU grant determined by dividing the grant date fair market value ($175,000) by the IPO price. These initial RSU grants will vest on the one-year anniversary of the completion of our IPO, subject to the non-employee director’s continuous service with us on such date.

Annual Grants. On the date of each annual general shareholders’ meeting following the completion of our IPO, each of our continuing independent non-employee directors will receive an RSU grant under the Omnibus Incentive Plan (as defined below) with a grant date fair market value of $175,000. These RSUs will vest upon the earlier of the one-year anniversary of the grant date and the next annual general shareholders’ meeting, subject to the non-employee director’s continuous service with us on such date.

Share Ownership Guidelines

Share ownership guidelines apply to our independent non-employee directors since the completion of our IPO to further align their interests with those of our shareholders. The guidelines require that all independent non-employee directors hold a number of shares equal to three times their annual RSU grant, which requirement will need to be met within four years following appointment to our board of directors.

We will also reimburse non-employee directors for expenses properly incurred in connection with the performance of their duties as a director, including, but not limited to, reasonable travel expenses.

Equity Incentive Plans

Set forth below is a description of each of our equity plans that are in place.

Existing Plans

We currently have share options outstanding under the following plans: (i) the Amer Sports, Inc. 2019 Stock Option Plan Rules (as amended from time to time, the “2019 ESOP”) and (ii) the Amer Sports, Inc. 2023 Stock Option Plan Rules (as amended from time to time, the “2023 ESOP”).

2019 ESOP

On November 27, 2019, our board of directors established the 2019 ESOP. The 2019 ESOP authorized the grant of options in respect of an aggregate maximum of 3% of the Company’s issued and outstanding shares on a fully diluted basis with shares subject to options that were forfeited without being exercised again becoming available pursuant to the 2019 ESOP. No additional options will be granted under the 2019 ESOP following completion of our IPO.

Under the 2019 ESOP, individuals selected by our board of directors are eligible to receive incentive compensation consisting of options to purchase Company shares issued by the Company upon the satisfaction of certain conditions, including certain time-vested options and performance-vested options.

Options granted under the 2019 ESOP will vest upon the later of satisfaction of vesting conditions set out in an award agreement and an exit event (which includes our IPO).

Following completion of our IPO, time-vested options and performance-vested options that had vested became exercisable, except that during the period from the date of the final prospectus in connection with our IPO continuing through the date 180 days after the date of the final prospectus, except with the prior written consent of the representatives, options cannot be exercised. Thereafter, options will generally become vested and exercisable subject to the optionholder’s continued service and achievement of any applicable performance conditions, with unvested options forfeited upon a termination of such service. Options that become vested will remain exercisable until November 27, 2029, unless an optionholder ceases to be employed or engaged by the Company or the Amer Group, in which case the optionholder will have three months from the date of termination of employment or engagement to exercise the optionholder’s vested options (or, in the case of an optionholder who terminates employment during the 180-day period after the date of the final prospectus, three months following the end of such 180-day period).

Our board of directors has discretion to make adjustments to the terms of options granted under the 2019 ESOP to address the requirements of applicable law, including applicable tax laws. Prior to the vesting of any of the option awards, in connection with our IPO, the exercise price of options granted under the 2019 ESOP was converted from euros to U.S. dollars.

Under the 2019 ESOP, options will be subject to any clawback or recoupment policies necessary to comply with Section 10D of the Exchange Act and any rules promulgated thereunder and any other regulatory regimes.

A total of options to purchase approximately 11,499,803 ordinary shares are outstanding pursuant to the 2019 ESOP.

2023 ESOP

On January 20, 2023, our board of directors established the 2023 ESOP. The 2023 ESOP authorizes the grant of options in respect of an aggregate maximum of 1.2% of the Company’s issued and outstanding shares on a fully diluted basis, with shares subject to options that were forfeited without being exercised again becoming available pursuant to the 2023 ESOP. No additional options will be granted under the 2023 ESOP following completion of our IPO.

Under the 2023 ESOP, individuals selected by our board of directors are eligible to receive incentive compensation consisting of options to purchase Company shares issued by the Company, upon the satisfaction of certain conditions, including certain time-vested options and performance-vested options.

Options granted under the 2023 ESOP will vest upon the later of satisfaction of vesting conditions set out in an award agreement and an exit event (which includes our IPO).

Following completion of our IPO, time-vested options and performance-vested options that had vested became exercisable, except that during the period from the date of the final prospectus in connection with our IPO continuing through the date 180 days after the date of the final prospectus, except with the prior written consent of the representatives, options cannot be exercised. Thereafter, options will generally become vested and exercisable subject to the optionholder’s continued service and achievement of any applicable performance conditions, with unvested options forfeited upon a termination of such service. Options that become vested will remain exercisable until December 31, 2029, unless an optionholder ceases to be employed or engaged by the Company or the Amer Group, in which case the optionholder will have three months from the date of termination of employment or engagement to exercise the optionholder’s vested options (or, in the case of an optionholder who terminates employment during the 180-day period after the date of the final prospectus, three months following the end of such 180-day period).

Option awards under the 2023 ESOP are also subject to malus and clawback provisions if there has been a material financial misstatement of the Company’s audited financial accounts, conduct by the optionholder that results in or is reasonably likely to result in significant reputational damage to the Company or any of its direct or indirect subsidiaries, gross negligence or misconduct of an optionholder or fraud effected by or with the knowledge of the optionholder. Furthermore, under the 2023 ESOP, options will be subject to any clawback or recoupment policies necessary to comply with Section 10D of the Exchange Act and any rules promulgated thereunder and any other regulatory regimes.

Our board of directors has discretion to make adjustments to the terms of options granted under the 2023 ESOP to address the requirements of applicable law, including applicable tax laws. Prior to the vesting of any of the option awards, in connection with our IPO, the exercise price of options granted under the 2023 ESOP was converted from euros to U.S. dollars.

A total of options to purchase approximately 3,411,620 ordinary shares are outstanding pursuant to the 2023 ESOP.

Amer Sports, Inc. 2024 Omnibus Incentive Plan

The Amer Sports, Inc. 2024 Omnibus Incentive Plan (the “Omnibus Incentive Plan”) became effective on January 31, 2024. The following summary describes the material terms of the Omnibus Incentive Plan.

Types of Awards. Awards under the Omnibus Incentive Plan include share options (including options intended qualify as incentive share options under Section 422 of the Code, which we refer to as ISOs, and nonqualified share options, which we refer to as NSOs), share appreciation rights (“SARs”), restricted shares, restricted share units (“RSUs”), performance awards, other cash-based awards and other share-based awards (collectively, the “Awards”).

Plan Administration. The Omnibus Incentive Plan is administered by the compensation committee of our board of directors, unless another committee is designated by our board (the “Committee”).

Eligibility. Employees, non-employee directors or consultants of the Company or any of its subsidiaries are eligible to be selected to participate in the Omnibus Incentive Plan.

Authorized Shares. Subject to adjustment as described below, the total number of ordinary shares of the Company (“Shares”) authorized for issuance under the Omnibus Incentive Plan is 39,159,968. The maximum number of Shares that may be issued upon the exercise of incentive share options under the Omnibus Incentive Plan is 39,159,968.

Share Options. The Committee is permitted to grant both ISOs and NSOs under the Omnibus Incentive Plan. The exercise price of a share option may not be less than the par value of a Share and may not be less than 100% of the fair market value of a Share on the grant date (other than in the case of substitute Awards). Each share option will expire no later than the tenth anniversary of the date the share option is granted.

Share Appreciation Rights. The Committee is permitted to grant SARs under the Omnibus Incentive Plan. The exercise or hurdle price of a SAR may not be less than 100% of the fair market value of a Share on the grant date (other than in the case of substitute Awards). Each SAR will expire no later than the tenth anniversary of the date the SAR is granted.

Restricted Shares and Restricted Share Units. The Committee is permitted to grant restricted shares and RSUs under the Omnibus Incentive Plan. A restricted share Award is an award of Shares that is subject to restrictions on transfer and a substantial risk of forfeiture. An RSU is an Award that is granted with respect to one Share or has a value equal to the fair market value of one such Share. RSUs may be paid in cash, Shares, other Awards, other property or any combination thereof), as determined in the sole discretion of the Committee.

Performance Awards. The Omnibus Incentive Plan permits the grant of performance-based share and cash Awards. The Committee may structure Awards so that Shares, cash, or other property will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period determined by the Committee.

Other Cash-Based and Other Share-Based Awards. The Committee is permitted to grant other equity or equity-based Awards and cash-based Awards on such terms and conditions as the Committee will determine. For Awards in the nature of a purchase right, the purchase price therefore shall not be less than the fair market value of such Shares on the date of grant of such right.

Changes in Capitalization. In the event the Committee determines that, as a result of a change affecting the Company or its securities, an adjustment is necessary in order to prevent undue enrichment or harm, the Committee will equitably adjust any or all of (i) the number and type of shares that thereafter may be made the subject of Awards under the Omnibus Incentive Plan (including the share limit and the ISO limit) and (ii) the terms of any outstanding Award, including the exercise price and the number or type of shares or other securities of the Company or other property subject to outstanding Awards.

Effect of Termination of Service or a Change in Control. The Committee may provide, by rule or regulation or in any applicable Award agreement, or may determine in any individual case, an Award may be exercised, settled, vested, paid, repurchased or forfeited in the event of a participant’s termination of service prior to the vesting, exercise or settlement of such Award.

In the event of a change in control of the Company, the Committee may take any one or more of the following actions with respect to any outstanding Award: (i) continuation or assumption, (ii) substitution or replacement, (iii) acceleration of the vesting and the lapse of any restrictions either immediately prior to the change in control or upon termination of service under certain circumstances following the change in control and, in the case of a performance Award, the determination of the level of attainment of the applicable performance condition(s), and (iv) cancellation of such Award in consideration of a payment or, in certain circumstances, for no consideration.

Awards granted under the Omnibus Incentive Plan may be subject to acceleration of vesting and exercisability upon or after a change in control as may be provided in the applicable Award agreement or in any other written agreement between the Company or any of its subsidiaries and the participant.

Clawback. Under the Omnibus Incentive Plan, Awards (including any amounts or benefits arising from such Awards) are subject to any clawback or recoupment arrangements or policies the Company has in place from time to time, and the Committee may, to the extent permitted by the second amended and restated memorandum and articles of association of the Company, applicable law and stock exchange rules or by any applicable Company policy or arrangement, and will, to the extent required, cancel or require reimbursement of any Awards or any Shares issued or cash received upon vesting, exercise or settlement of any such Awards or sale of Shares underlying such Awards, including any policies necessary to comply with Section 10D of the Exchange Act and any rules promulgated thereunder and any other regulatory regimes.

Amendment. Except to the extent prohibited by applicable law and unless otherwise expressly provided in an Award agreement or in the Plan, our board of directors may amend, alter, suspend, discontinue or terminate the Omnibus Incentive Plan or any portion thereof at any time; provided that no such amendment, alternation, suspension, discontinuation or termination shall be made without (i) shareholder approval if such approval is required by the second amended and restated memorandum and articles of association of the Company, applicable law or the rules of the stock market or exchange on which the Shares are principally quoted or trade, or (ii) subject to limitations, the consent of the affected participant of the Omnibus Incentive Plan if such action would materially adversely affect the rights of such participant under any outstanding Award.

Term. The Omnibus Incentive Plan became effective on the date on which the registration statement covering our IPO was declared effective by the Securities and Exchange Commission. No Award may be granted under the Omnibus Incentive Plan after the tenth anniversary of the effective date. Previously granted Awards are permitted to extend beyond the termination date of the Omnibus Incentive Plan.

Amer Sports Corporation Annual Incentive Plan

Our executive officers are eligible for discretionary annual incentives under the Amer Sports Corporation Annual Incentive Plan Terms and Conditions (the “Annual Incentive Plan”). The awards under the Annual Incentive Plan are earned over one calendar year period (the “Incentive Period”). Based on criteria such as performance standards, targets and maximum incentive payment as determined by the board of directors (and which the board of directors may also adjust in the event of material events during the incentive period), the awards are calculated as a percentage of the participant’s annual base salary. The award is paid in cash to participants, including our executive officers, who are actively employed on December 31 of the applicable Incentive Period. Generally, participants in the Annual Incentive Plan must be employed on the date of payment in order to receive the award, except for participants whose employment or service with us terminated due to mandatory military service, agreed parental, childcare or medical leave, retirement at the applicable statutory age or transfer of the participant’s employment agreement to another company within the Amer Sports group.

C. Board Practices

Board of Directors

Our board of directors is composed of eleven members after our IPO. Our board of directors has determined that six of our eleven directors qualify as “independent” under the listing standards of the NYSE: Bruno Sälzer, Trina Spear, Frank K. Tang, Carrie Teffner, Chip Wilson, and Stephen Yiu.

Our board of directors is divided into three classes as described below. Pursuant to our second amended and restated memorandum and articles of association, our directors are appointed at the annual general meeting of shareholders for a period of three years, with each director serving until the third annual general meeting of shareholders following their election (except that the initial Class I and Class II directors will serve until the first annual general meeting and second annual general meeting of shareholders, respectively). Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual general meeting of shareholders in the year of such expiration.

Shizhong Ding, Dennis Tao, Carrie Teffner and Trina Spear initially serve as Class I directors for a term expiring in 2025. James Zheng, Stephen Yiu, Chip Wilson and Bruno Sälzer initially serve as Class II directors for a term expiring in 2026. Mingwei Bi, Ling Xiong and Frank K. Tang initially serve as Class III directors for a term expiring in 2027. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

Under our second amended and restated memorandum and articles of association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or her or suspends payment or compounds with his or her creditors; (ii) becomes of unsound mind or dies; (iii) resigns his or her office by notice in writing to us; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board of directors and the board of directors resolves that his or her office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of the second amended and restated memorandum and articles of association.

There are no family relationships among any of our directors or executive officers.

Board Leadership Structure

Our corporate governance guidelines provide that our board of directors may determine from time to time the most effective leadership structure for the Company. Our corporate governance guidelines also provide that if the chair of the board of directors is not independent, our board of directors shall annually appoint a lead independent director. Our board of directors has appointed Mr. Sälzer to serve as our lead independent director.

The lead independent director’s responsibilities include, but are not limited to: (i) fostering processes that allow the board of directors to function independently of management and encouraging open and effective communication between the board of directors and management of the Company; (ii) presiding over all meetings of the board of directors at which the chair of the board of directors is not present, including any executive sessions of the independent directors; (iii) calling meetings or separate sessions of the independent directors, as needed or when appropriate; (iv) providing input to the chair on behalf of the independent directors with respect to the board meeting agendas; (v) in the case of a conflict of interest involving a director, if appropriate, asking the conflicted director to leave the room during discussion concerning such matter and, if appropriate, asking such director recuse himself or herself from voting on the relevant matter; (vi) communicating with the chair and the Chief Executive Officer, as appropriate, regarding meetings of the independent directors and resources and information necessary for the board of directors to effectively carry out its duties and responsibilities; (vii) acting as a liaison between the independent directors and the chair of the board; and (viii) performing other functions as may reasonably be requested by the board of directors or the chair.

Committees of the Board of Directors

Audit Committee

The audit committee, which consists of Trina Spear, Carrie Teffner and Stephen Yiu, assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The board of directors has determined that each of Trina Spear, Carrie Teffner and Stephen Yiu qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC. Carrie Teffner serves as the chair of our audit committee.

Compensation Committee

The compensation committee, which consists of Bruno Sälzer, Frank K. Tang and Dennis Tao, assists the board with respect to the compensation of our executive officers. The compensation committee is also responsible for reviewing, evaluating, and recommending adoption of our share incentive plans, executive level contract provisions, executive level succession plans, executive performance appraisal criteria and benchmarking compensation recommendations against generally accepted market total compensation levels. Frank K. Tang serves as the chair of our compensation committee.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee, which consists of Bruno Sälzer, Shizhong Ding and Ling Xiong assists the board in identifying prospective director nominees and recommending nominees to the board, setting compensation for directors, overseeing the evaluation of the board and management including recommendations as to independence and committee composition, reviewing developments in corporate governance practices and developing and recommending corporate governance guidelines, and overseeing sustainability initiatives. Shizhong Ding serves as the chair of the nominating and governance committee.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) that is applicable to all of our employees, executive officers and directors. The Code of Conduct is available on our website www.amersports.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this annual report.

Our audit committee is responsible for overseeing the Code of Conduct and is required to approve any waivers of the Code of Conduct. Any substantive amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed in our annual report on Form 20-F.

Corporate Governance Practices

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance standards required by the NYSE for U.S. companies. Accordingly, we may choose to follow the corporate governance rules of the Cayman Islands in lieu of certain of the corporate governance requirements of the NYSE. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE in respect of the following:

●	the requirement of the NYSE listing rules that the compensation committee and the nominating and governance committee of the board of directors be composed entirely of independent directors;

●	the requirement of the NYSE listing rules that a listed issuer obtain shareholder approval when it establishes or materially amends a stock option or purchase plan or other arrangement pursuant to which stock may be acquired by officers, directors, employees or consultants;

●	the requirement of the NYSE listing rules that a listed issuer obtain shareholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common stock) that equal 20% or more of the issuer’s outstanding common stock or voting power prior to such issuance or sale; and

●	the requirement of the NYSE listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

While a majority of the directors on our board of directors are independent directors, as long as we rely on the foreign private issuer exemption to certain of the NYSE corporate governance standards, a majority of the directors on our board of directors may not be required to be independent directors.

Cayman Islands law does not impose any specific requirements that the majority of the board of directors be composed of independent directors, on the establishment of a compensation committee or nominating and governance committee, nor a requirement that the independent directors of the board meet regularly without other members present. Cayman Island law does not require shareholder approval over certain share issuances, including establishments of incentive plans or issuances of more than 20% of the outstanding share capital.

The foreign private issuer exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the NYSE rules, which require that our audit committee be composed of at least three directors, all of whom are independent. Under the NYSE rules, however, we are permitted to phase in our independent audit committee by having one independent member at the time of listing, a majority of independent members within 90 days of listing and a fully independent committee within one year of listing.

If at any time we cease to be a “foreign private issuer” under the rules of the NYSE and the Exchange Act, as applicable, our board of directors will take all action necessary to comply with the NYSE corporate governance rules.

Due to our status as a foreign private issuer and our intent to follow certain home country corporate governance practices, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all the NYSE corporate governance standards. See “Item 10. Additional Information—A. Share Capital.”

Duties of Board Members and Conflicts of Interest

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including (i) a duty to act in good faith in what the director believes to be in the best interests of the company; (ii) a duty to exercise their powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so) and (iv) a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our directors also owe to our Company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our second amended and restated memorandum and articles of association, as amended from time to time. The Companies Act also imposes a number of statutory duties on a director. We have the right to seek damages if a duty owed by any of our directors is breached.

D. Employees

As of December 31, 2023, we employ more than 11,400 people across approximately 375 locations and in 41 countries across our three segments. Of our employees, approximately 4,600 full-time employees were based in EMEA, approximately 3,800 full-time employees were based in the Americas, approximately 900 full-time employees were based in Greater China and approximately 600 full-time employees were based either in the rest of Asia Pacific or in other locations. The brands are supported by corporate functions, with approximately 200 employees dedicated at the headquarter level. In peak seasons, our supply chain operations employ approximately 4,400 employees, including approximately 900 contract workers.

We are subject to, and comply with, local labor law requirements in EMEA, the Americas, Greater China, and the rest of Asia Pacific. Approximately 3,000 of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our employee relations to be good and we have not experienced any work stoppages.

E. Share Ownership

The information set forth under “Item 6. Directors, Senior Management and Employees—B. Compensation” and “Item 7. Major Shareholders and Related Party Transactions” is incorporated by reference.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table presents information relating to the beneficial ownership of our ordinary shares as of February 29, 2024 by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;

●	each of our executive officers and directors and persons nominated to serve in such positions; and

●	all executive officers and directors and persons nominated to serve in such positions as a group.

The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any such ordinary shares that the individual has the right to acquire within 60 days of February 29, 2024 through the exercise of any option or other right. Ordinary shares that a person has the right to acquire within 60 days of February 29, 2024 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person based on information provided to us by such person. None of our major shareholders have voting rights that are different from those of any other shareholder. Unless otherwise indicated below, the business address for each beneficial owner is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

As of February 29, 2024, we estimate that we had three holders of record of our ordinary shares in the United States, representing approximately 22.3% of our outstanding ordinary shares. Since some of the shares are held by nominees, the number of shareholders may not be representative of the number of beneficial owners.

Shares Beneficially Owned
Shareholder	Ordinary Shares	%
5% or Greater Shareholders:
ANTA Sports Products Limited(1)	232,328,780	46.0
FountainVest Partners(2)	69,099,348	13.7
Anamered Investments Inc.(3)	104,017,032	20.6
Tencent Holdings Limited(4)	31,588,292	6.5
Executive Officers and Directors:
Jie (James) Zheng	*	*
Andrew E. Page	*	*
Michael Hauge Sørensen	*	*
Wen-Chang (Victor) Chen	*	*
Stuart C. Haselden	*	*
Franco Fogliato	*	*
Joseph Dudy	*	*
Mingwei Bi	—	—
Shizhong Ding	*	*
Bruno Sälzer	—	—
Catherine (Trina) Spear	—	—
Frank K. Tang	—	—
Tak Yan (Dennis) Tao	—	—
Carrie Teffner	—	—
Dennis J. (Chip) Wilson(3)	104,017,032	20.6
Ling Xiong	—	—
Kin Wah Stephen Yiu	—	—
All directors and executive officers as a group (17 persons)	114,163,502	22.4
*	Represents beneficial ownership of less than 1%.
(1)	The information in the table above is based solely on information contained in this shareholder’s Schedule 13D under the Exchange Act filed by such shareholder with the SEC on February 15, 2024. ANTA Sports Products Limited is the record holder of 232,328,780 ordinary shares, which consist of (i) 218,915,443 ordinary shares held by ANLLIAN Sports Products Limited and (ii) 13,413,337 ordinary shares held by ANLLIAN HOLDCO (BVI) LIMITED, each a limited liability company incorporated in the British Virgin Islands. ANLLIAN Sports Products Limited is wholly owned by ANTA Sports Products Limited, a limited liability company incorporated in the Cayman Islands, while ANLLIAN HOLDCO (BVI) LIMITED is controlled by ANLLIAN Holdings Limited, a limited liability company incorporated in the British Virgin Islands, which in turn is wholly-owned by ANTA Sports Products Limited. ANTA Sports Products Limited is a company listed on the Hong Kong Stock Exchange. The registered address of ANTA Sports Products Limited is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

(2)	The information in the table above is based solely on information contained in this shareholder’s Schedule 13D under the Exchange Act filed by such shareholder with the SEC on February 15, 2024. FountainVest Partners is the record holder of 69,099,348 ordinary shares, which consist of (i) 61,407,041 ordinary shares held by Baseball Investment Limited and (ii) 7,692,307 ordinary shares held by Baseball Investment II Limited. Baseball Investment Limited is a company incorporated in the Cayman Islands. Baseball Investment II Limited is a company incorporated in the British Virgin Islands. Baseball Investment Limited is wholly-owned by FV Mascot TopCo Partners, L.P., which is controlled and managed by FV Mascot Partners GP Ltd. FV Mascot Partners GP Ltd. is controlled by its sole shareholder, FountainVest China Capital Partners GP3 Ltd. Baseball Investment II Limited is wholly-owned by Baseball Topco Investment Ltd., which in turn is wholly-owned by FountainVest China Capital Partners Fund III, L.P., FountainVest China Capital Parallel Fund III, L.P. and FountainVest China Capital Parallel-A Fund III, L.P. (collectively, the “FountainVest Funds”). Each of the FountainVest Funds is controlled and managed by its general partner FountainVest China Capital Partners GP3 Ltd. The registered address of FountainVest China Capital Partners GP3 Ltd. is the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands.
(3)	The information in the table above is based solely on information contained in this shareholder’s Schedule 13D under the Exchange Act filed by such shareholder with the SEC on February 15, 2024. Anamered Investments Inc. is the record holder of 104,017,032 ordinary shares, which consist of (i) 79,093,956 ordinary shares held by JVCo and (ii) 24,923,076 ordinary shares held by IVIVA Holdings Ltd. JVCo is wholly owned by Anamered Investments Inc., a company that exists under the laws of the British Virgin Islands with its principal place of business in British Columbia, Canada. IVIVA Holdings Ltd. is wholly-owned by LIPO Investments (USA) Inc., a British Columbia corporation. Anamered Investments Inc. is wholly owned, and LIPO Investments (USA) Inc. is directly and indirectly owned, by Five Boys Investments ULC, which is in turn wholly owned by Wilson Freeze Trust 2019. The trustee for Wilson Freeze Trust 2019 is Low Tide Properties Trustee Ltd, which is wholly owned by Dennis J. Wilson and he exercises sole voting and investment power with respect to all ordinary shares beneficially owned by that entity. The registered address of Anamered Investments Inc. is 600-21 Water Street, Vancouver, BC V6B 1A1.
(4)	The information in the table above is based solely on information contained in this shareholder’s Schedule 13D under the Exchange Act filed by such shareholder with the SEC on February 9, 2024. Tencent Holdings Limited is the record holder of 31,588,292 ordinary shares, which consist of (i) 21,588,293 ordinary shares held by Mount Jiuhua Investment Limited, (ii) 3,846,153 ordinary shares held by Bright Adventure Holding Limited and (iii) 6,153,846 ordinary shares held by Huang River Investment Limited. Mount Jiuhua Investment Limited and Huang River Investment Limited are limited liability companies incorporated in the British Virgin Islands. Bright Adventure Holding Limited is a limited liability company incorporated in the Cayman Islands. Mount Jiuhua Investment Limited and Huang River Investment Limited are wholly-owned by Tencent Holdings Limited, and Bright Adventure Holding Limited is controlled by Tencent Holdings Limited. Tencent Holdings Limited is a company listed on the Hong Kong Stock Exchange. The principal place of business of Tencent Holdings Limited is 29/F, Three Pacific Place No. 1, Queen’s Road East, Wanchai, Hong Kong.

B. Related Party Transactions

The following is a description of certain related party transactions we have entered into since January 1, 2023 with any of our executive officers, directors or their affiliates and holders of more than 5% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements which are described under “Item 6. Directors, Senior Management and Employees—B. Compensation—Compensation of Directors and Executive Officers” and “—Equity Incentive Plans.”

Transactions with ANTA Sports

We have certain arrangements with ANTA Sports for the procurement and sourcing of products, sharing of certain middle to back-office services, retail platform related transactions and licensing.

For the year ended December 31, 2023, the Company entered into: (i) purchase transactions with ANTA Sports for (a) procurement and sourcing of products (including apparel, footwear, accessories and sample materials) of an aggregate of $15.6 million and (b) back-office shared services in China, including information technology services, intellectual property protection and enforcement support, logistics, and administrative services, and office and store leasing arrangement of an aggregate of $2.9 million and (ii) sales transaction with ANTA Sports for procurement and sourcing of products (including apparel, footwear, accessories and sample materials) of an aggregate of $0.3 million.

On February 5, 2024, we and ANTA Sports a master business services agreement (the “BSA”), as further described below, that provides a framework for our ongoing relationship with ANTA Sports.

Master Distributor Agreements

On November 28, 2023, our wholly-owned subsidiary Amer Sports Malaysia SDN BHD (“Amer Sports Malaysia”) entered into a master distributor agreement related to Wilson products (the “Wilson Distributor Agreement”) and a master distributor agreement related to Salomon products (the “Salomon Distributor Agreement” and collectively, the “Master Distributor Agreements”) with Avid Sports Singapore Pte. Ltd. (“Avid Sports”), a wholly-owned subsidiary of ANTA Sports, pursuant to which Avid Sports (1) will act as the exclusive distributor of certain of our Wilson and Salomon branded products in Malaysia, Philippines, Singapore, Indonesia, Thailand, Vietnam, India, Sri Lanka, Cambodia, Brunei, Nepal, Bangladesh, Laos, Myanmar and Maldives and (2) agrees not promote, sell or offer for sale any goods that compete with such products without Amer Sports Malaysia’s written consent, subject to certain limited exceptions. Pursuant to the Master Distributor Agreements, distribution orders are placed on a purchase order basis, subject to certain minimum volume commitments, at a price equal to the sales price of such products to independent third-party distributors less any distributor’s discount in the applicable region under a cap. Avid Sports may also be entitled to certain rebates from the Company from time to time in accordance with the terms of the Master Distributor Agreements. The Master Distributor Agreements became effective on January 1, 2024 and expire on December 31, 2026, subject to automatic renewal for two-year terms unless earlier terminated by either party.

Master Business Services Agreement

We entered into a BSA with ANTA Sports to govern the provision of certain administrative services as well as certain procurement, licensing and distributorship arrangements, each in a manner and scope generally consistent with the arrangements between the parties prior to our IPO.

Pursuant to the BSA:

●	ANTA Sports provides certain information technology support services, including, but not limited to, e-commerce platform operational management services and SAP implementation services, to be provided on a cost basis equal to cost plus an agreed-upon margin;
●	we and ANTA Sports each provide certain products (including apparel, footwear, accessories, sample materials and hard goods) to the other, acting as a contracted manufacturer or supplier of such products, at prices consistent with the prices or mechanisms to determine prices for products of the same specifications offered by ANTA Sports or us, as applicable, to independent third-party manufacturers or suppliers, as applicable, in the same or comparable market;
●	we provide a license for the use of our brands to ANTA Sports to develop, distribute and market certain crossover products, and such licensing fees will be an agreed-upon percentage of the wholesale price of such crossover products;
●	we and ANTA Sports each provide certain back-office support services (including intellectual property protection and enforcement support, logistics and administrative services) to the other on a cost basis equal to cost plus an agreed-upon margin;
●	ANTA Sports provides certain distributor services to sell and distribute our products in Africa, Asia and the Middle East at a price equal to the sales price of such products to independent third-party distributors minus any distributor’s discount in the applicable region, subject to a cap;

●	ANTA Sports is also entitled to certain rebates for each year of any arrangement entered into in accordance with the BSA, where such rebate is determined by the following formula: (Y - X) × Z, where X is equal to an agreed-upon percentage of the recommended retail prices of the products during the fiscal year ended December 31, 2023; Y is equal to the total purchases of the relevant product by ANTA Sports as distributor for the relevant year; and Z is equal to an agreed-upon percentage that is to be determined by us and ANTA Sports based on an arms’ length negotiation. The BSA and the arrangements entered into thereunder will terminate upon the earlier of the first date that (i) ANTA Sports is no longer a related party of the Company and (ii) such transactions are no longer considered related party transactions under our related party transactions policy and under the laws of the Cayman Islands, unless earlier terminated by both parties in writing.

Transaction with Low Tide Properties Ltd.

On March 1, 2023, Peak Performance Canada Inc., our wholly-owned subsidiary, entered into an agreement to rent 1,889 square feet of retail store space in Vancouver, British Columbia at a rate of approximately $20,000 per month from Low Tide Properties Ltd. Chip Wilson, a director appointed to our board of directors in connection with our IPO, controls Low Tide Properties Ltd. The initial term of the lease commenced on October 1, 2023 and expires on January 31, 2029, with a right to extend for an additional five years.

Loans with Related Parties

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Loans with Related Parties.”

Share Issuances to Related Parties

In connection with our IPO, at our request, the underwriters reserved up to 5% of the ordinary shares at the IPO price of $13.00 through a directed share program to certain individuals, including our directors and executive officers. Pursuant to such directed share program, Jie (James) Zheng purchased 210,000 ordinary shares, Michael Hauge Sørensen purchased 88,889 ordinary shares and Wen-Chang (Victor) Chen purchased 36,150 ordinary shares.

In addition, certain of our existing shareholders and the chair of our board of directors purchased ordinary shares from the underwriters at the IPO price of $13.00 per share and on the same terms as other investors in our IPO. ANLLIAN Sports Products Limited, an entity affiliated with ANTA Sports Products Limited, purchased 16,923,076 ordinary shares, IVIVA Holdings Ltd., an entity affiliated with Anamered Investments Inc., purchased 24,923,076 ordinary shares, Baseball Investment II Limited, an entity affiliated with FountainVest Partners, purchased 7,692,307 ordinary shares, Bright Adventure Holding Limited and Huang River Investment Limited, each an entity affiliated with Tencent Holdings Limited, purchased an aggregate of 9,999,999 ordinary shares. Zhi Sheng Overseas Holdings Limited, an entity affiliated with Shizhong Ding, purchased 3,800,000 ordinary shares.

On February 28, 2022, we entered into a share subscription agreement with JVCo, pursuant to which (i) JVCo subscribed for 115,220,744 of our class A voting shares in exchange for 100% of the shares it held in our wholly-owned subsidiary Amer Sports HK and (ii) we assumed the obligations under JVCo Loan 1 and JVCo Loan 2 (as discussed under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Loans with Related Parties.”).

Business Cooperation Agreement

On February 5, 2024, we entered into a Business Cooperation Agreement with ANTA Sports (the “BCA”) that governs the relationship between us and ANTA Sports.

Pursuant to the BCA, we have agreed that, for so long as ANTA Sports is required to consolidate our results of operations and financial position or account for its investment in our company under the equity method of accounting, we will, among other things, maintain fiscal periods that commence and end on the same calendar days as ANTA Sports’ fiscal periods, deliver monthly management accounts and related financial information and quarterly consolidated financial statements to ANTA Sports, cooperate with ANTA Sports in the preparation of audited financial statements and interim financial statements, provide ANTA Sports with substantially final drafts of all reports, notices and proxy and information statements to be made available to our security holders as well as all regular, periodic and other reports to be filed or furnished under the Exchange Act and all registration statements and prospectuses to be filed under the Securities Act, provide ANTA Sports with all budgets and financial projections, not select an accounting firm other than a “Big 4” accounting firm or its affiliate unless directed by ANTA Sports in accordance with a change in ANTA Sports’ accounting firm, and use our reasonable best efforts to enable our independent auditors to complete their audit of our financial statements in a timely manner so as to permit timely filing of ANTA Sports’ financial statements. We will also provide such other information as ANTA Sports may reasonably request from time to time. ANTA Sports will agree to maintain the confidentiality of all such information.

Further pursuant to the BCA, for so long as ANTA Sports and its affiliates together continue to beneficially hold (i) at least 30% of our then-issued and outstanding ordinary shares, it shall have the right to nominate a total of five candidates to serve as a director (each, an “ANTA Director”); (ii) at least 25% (but less than 30%) of our then-issued and outstanding ordinary shares, it shall have the right to nominate a total of four ANTA Directors; (iii) at least 20% (but less than 25%) of our then-issued and outstanding ordinary shares, it shall have the right to nominate a total of three ANTA Directors; (iv) at least 15% (but less than 20%) of our then-issued and outstanding ordinary shares, it shall have the right to nominate a total of two ANTA Directors; and (v) at least 10% (but less than 15%) of our then-issued and outstanding ordinary shares, it shall have the right to nominate a total of one ANTA Director. At the time ANTA Sports and its affiliates together beneficially hold less than 10% of our then-issued and outstanding ordinary shares, it shall no longer have the right to nominate for election any ANTA Director.

Board Nomination Agreement

On February 5, 2024, we entered into a Board Nomination Agreement with Anamered (the “Nomination Agreement”).

Pursuant to the Nomination Agreement, we have agreed that, for so long as Anamered and its affiliates together continue to beneficially hold at least 10% of our then-issued and outstanding ordinary shares, it shall have the right to nominate a total of one candidate to serve as a director (the “Anamered Director”). At the time Anamered and its affiliates together beneficially hold less than 10% of our then-issued and outstanding ordinary shares, it shall no longer have the right to nominate for election any Anamered Director.

Registration Rights Agreement

On February 5, 2024, we entered into a registration rights agreement with certain of our principal shareholders. The registration rights agreement grants customary demand and piggyback registration rights in respect of our ordinary shares and also provides for indemnification and contribution.

Indemnification Agreements

We have entered into indemnification agreements with each of our executive officers and directors that provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Policy on Related Person Transactions

In connection with our IPO, we have adopted a new related person transaction policy. Our related person transaction policy states that any related person transaction must be approved or ratified by our audit committee or board of directors. In determining whether to approve or ratify a transaction with a related person, our audit committee or board of directors will consider all relevant facts and circumstances, including, without limitation, the commercial reasonableness of the terms of the transaction, the benefit and perceived benefit, or lack thereof, to us, the opportunity costs of an alternative transaction, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person. Our audit committee or board of directors will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, our best interests and the best interests of our shareholders.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may be subject to legal or regulatory proceedings and claims in the ordinary course of business, including proceedings to maintain, protect and enforce our intellectual property rights. We have received, and may in the future receive claims relating to intellectual property, commercial contracts, product liability, marketing, advertising, foreign exchange controls, antitrust and trade regulation, labor and employment, data privacy and security, environmental, health and safety and tax matters. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, harm to our brands and reputation, and other factors. We are not currently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, results of operations or financial condition.

Dividends and Dividend Policy

We have never declared nor paid any cash dividends on our ordinary shares. Our second amended and restated memorandum and articles of association permits us to pay dividends. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business, and we do not anticipate paying any cash dividends but our board of directors may choose to do so at any point if it is in the best interests of the Company and our shareholders. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors subject to applicable laws, and will depend on then-existing conditions, including our financial condition, results of operation, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. Our Senior Facilities Agreement, our New Senior Secured Credit Facilities and our Indenture (as defined herein) restrict our ability to make distributions, including dividends, subject to certain exceptions.

B. Significant Changes

No significant changes, other than as otherwise described in this annual report, have occurred in our operations since the date of our financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

See “C.Markets” Below.

B. Plan of Distribution

Not applicable.

C. Markets

Amer Sports, Inc.’s ordinary shares have been listed on the NYSE under the symbol “AS” since February 1, 2024. Prior to that date, there was no public trading market for our ordinary shares.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

We are a Cayman Islands exempted company and our affairs are governed by our second amended and restated memorandum and articles of association, as amended from time to time, and the Companies Act, and the common law of the Cayman Islands.

As of the date of this annual report, we had issued and outstanding 505,249,607 ordinary shares, par value EUR 0.0300580119630888 per ordinary share.

B. Memorandum and Articles of Association

The following is a description of the material terms of our second amended and restated memorandum and articles of association in effect from February 5, 2024 in connection with the completion of our IPO. The following description may not contain all of the information that is important to you and we therefore refer you to our articles of incorporation filed as an exhibit hereto.

Objects of Our Company. Under our second amended and restated memorandum and articles of association, the objects of our company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our second amended and restated memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by way of a poll save that in the case of a physical meeting, the chairman of the meeting may decide that a vote be on a show of hands unless a poll is demanded by:

●	the chairman of such meeting;

●	at least three shareholders present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative for the time being entitled to vote at the meeting;

●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; or

●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative and holding ordinary shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our second amended and restated memorandum and articles of association, a reduction of our share capital and the winding up of our company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

Shareholder Nomination Rights. Each of ANTA Sports and Anamered has the right to nominate a number of candidates to serve as directors on our board of directors, to be designated by such shareholder.

For so long as ANTA Sports and its affiliates together continue to beneficially hold (i) at least 30% of our then-issued and outstanding ordinary shares, it shall have the right to nominate a total of five ANTA Directors; (ii) at least 25% (but less than 30%) of our then-issued and outstanding ordinary shares, it shall have the right to nominate a total of four ANTA Directors; (iii) at least 20% (but less than 25%) of our then-issued and outstanding ordinary shares, it shall have the right to nominate a total of three ANTA Directors; (iv) at least 15% (but less than 20%) of our then-issued and outstanding ordinary shares, it shall have the right to nominate a total of two ANTA Directors; and (v) at least 10% (but less than 15%) of our then-issued and outstanding ordinary shares, it shall have the right to nominate a total of one ANTA Director. At the time ANTA Sports and its affiliates together beneficially hold less than 10% of our then-issued and outstanding ordinary shares, it shall no longer have the right to nominate for election any ANTA Directors.

For so long as Anamered and its affiliates together continue to beneficially hold at least 10% of our then-issued and outstanding ordinary shares, it shall have the right to nominate a total of one Anamered Director. At the time Anamered and its affiliates together beneficially hold less than 10% of our then-issued and outstanding ordinary shares, it shall no longer have the right to nominate for election any Anamered Directors.

Quorum for Meetings of the Board of Directors. A quorum for any meeting of the board of directors consists of, at the time when the meeting proceeds to business, a majority of the directors then in office, including at least (i) three ANTA Directors for so long as ANTA Sports has the right to nominate at least four ANTA Directors; (ii) two ANTA Directors for so long as ANTA Sports has the right to nominate three ANTA Directors; and (iii) one ANTA Director for so long as ANTA Sports has the right to nominate two ANTA Directors. At the time ANTA Sports has the right to nominate one or fewer directors, no ANTA Directors shall be required to meet a quorum for meetings of the board of directors.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our second amended and restated memorandum and articles of association provide that we shall, if required by the Companies Act, in each year hold a general meeting as our annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our board of directors in its absolute discretion.

Shareholders’ general meetings may be convened by the chairperson of our board of directors or by a majority of our board of directors. Advance notice of not less than ten clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, shareholders holding ordinary shares which carry in aggregate (or representing by proxy) not less than one-third of all issued and outstanding ordinary shares entitled to vote at such general meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s memorandum and articles of association. Our second amended and restated memorandum and articles of association provides that upon the requisition of any one or more of our shareholders holding ordinary shares which carry in aggregate not less than one-third of all issued and outstanding ordinary shares entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting.

Shareholder Proposals. Shareholder proposals to be considered and voted on by our shareholders at a general meeting may be submitted only by any one or more shareholders holding not less than one-third of all issued and outstanding ordinary shares entitled to vote at such meeting.

Transfer of Ordinary Shares. Any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by the relevant stock exchange or any other form approved by our board of directors. Notwithstanding the foregoing, ordinary shares may also be transferred in accordance with the applicable rules and regulations of the relevant stock exchange.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine, subject to extension for a further period or periods not exceeding 30 days if approved by the shareholders.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the ordinary shares held by them at the commencement of the winding up, subject to a deduction from those ordinary shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the ordinary shares held by them.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue ordinary shares on terms that such ordinary shares are subject to redemption, at our option or at the option of the holders of these ordinary shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our ordinary shares on such terms and in such manner as have been approved by our board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Ordinary Shares. Our second amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued ordinary shares. Since completion of our IPO, our authorized share capital is EUR 75,000,000 divided into 2,495,175,000 shares of a par value of EUR 0.0300580119630888 each.

Our second amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights and voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent of available authorized but unissued ordinary shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our second amended and restated memorandum and articles of association have provisions that provide our shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements.

Anti-Takeover Provisions. Certain provisions of our second amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	divide our board of directors into three classes of directors, with the classes to be as equal in number as possible and serving staggered three-year terms;
●	limit the ability to remove directors to removal for cause only;
●	authorize our board of directors to issue additional shares of any class of shares authorized by our second amended and restated memorandum and articles of association for any purpose without any further vote or action by our shareholders;
●	limit the ability of shareholders of less than one-third of all issued and outstanding ordinary shares entitled to vote at a general meeting of shareholders to requisition and convene such a meeting;
●	provide that shareholder action can be taken only at an annual or special meeting of shareholders and cannot be taken by written consent; and
●	prescribe that only the board of directors, and not the shareholders, can change the size of the board or fill vacancies thereon.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our second amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as an exempted limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive Forum

Our second amended and restated memorandum and articles of association provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or any other person, (iii) any action or proceeding arising pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the Companies Act, our second amended and restated memorandum and articles of association, or any other provision of applicable law, (iv) any action or proceeding seeking to interpret, apply, enforce or determine the validity of our second amended and restated memorandum and articles of association or (v) any action or proceeding as to which the Companies Act confers jurisdiction on the Grand Court of the Cayman Islands shall be the Grand Court of the Cayman Islands, in all cases subject to the court having jurisdiction over indispensable parties named as defendants.

Our second amended and restated memorandum and articles of association also provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action under the Securities Act, the Exchange Act or other securities laws. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to these provisions. However, shareholders will not be deemed to have waived our compliance with U.S. federal securities laws and the rules and regulations thereunder.

Comparison of Cayman Islands Corporate Law and U.S. Corporate Law

The laws of the Cayman Islands applicable to Cayman corporations and their shareholders differ from laws applicable to U.S. corporations and their shareholders. The following table summarizes significant differences in shareholder rights between the provisions of the Companies Act applicable to our Company and the Delaware General Corporation Law applicable to companies incorporated in Delaware and their stockholders. Please note that this is only a general summary of certain provisions applicable to companies in Delaware. Certain Delaware companies may be permitted to exclude certain of the provisions summarized below in their charter documents. For a more complete discussion, please refer to the Delaware General Corporation Law, laws of the Cayman Islands, and our second amended and restated memorandum and articles of association, and committee charters (in each case as in effect immediately following the first day of trading).

DELAWARE CORPORATE LAW	CAYMAN ISLANDS CORPORATE LAW
Mergers and similar arrangements

Under the Delaware General Corporation Law, with certain exceptions, a merger, consolidation, sale, lease or transfer of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. A stockholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such stockholder may receive cash in the amount of the fair value of the shares held by such stockholder (as determined by a court) in lieu of the consideration such stockholder would otherwise receive in the transaction. The Delaware General Corporation Law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of each class of capital stock, without a vote by the stockholders of such

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies.

For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s memorandum and articles of association. The plan

DELAWARE CORPORATE LAW	CAYMAN ISLANDS CORPORATE LAW
subsidiary. Upon any such merger, dissenting stockholders of the subsidiary would have appraisal rights.

must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made or a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction

DELAWARE CORPORATE LAW	CAYMAN ISLANDS CORPORATE LAW

ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●
the statutory provisions as to the required majority vote have been met;
●
the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●
the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●
the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its

DELAWARE CORPORATE LAW	CAYMAN ISLANDS CORPORATE LAW

members or an express power in its memorandum and articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ suits

Class actions and derivative actions generally are available to stockholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

In principle, we would normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●
a company acts or proposes to act illegally or ultra vires;
●
the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and
●
those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed. Our second amended and restated memorandum and articles of association contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director in relation to any action or failure to take action by such director in the performance of his or her duties with or for our company, except in respect of any fraud, willful default or dishonesty of such director.

Shareholder vote on board and management compensation
Under the Delaware General Corporation Law, the board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.	Under our second amended and restated memorandum and articles of association, directors shall receive such remuneration as the board of directors may from time to time determine.

DELAWARE CORPORATE LAW	CAYMAN ISLANDS CORPORATE LAW
Annual vote on board renewal

Unless directors are elected by written consent in lieu of an annual meeting, directors are elected in an annual meeting of stockholders on a date and at a time designated by or in the manner provided in the bylaws. Re-election is possible. Classified boards are permitted.

Directors shall be elected or appointed in accordance with our second amended and restated memorandum and articles of association. Subject to our second amended and restated memorandum and articles of association and the Companies Act, shareholders may by ordinary resolution elect any person to be a director either to fill a casual vacancy or as an addition to the existing board of directors. The directors shall have the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the board of directors or as an addition to the existing board of directors subject to the Company’s compliance with director nomination procedures required under the rules and regulations of the relevant stock exchange, unless the board of directors resolves to follow any available exceptions or exemptions.

Indemnification of directors and executive officers and limitation of liability

The Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors or officers (but not other controlling persons) of the corporation for monetary damages for breach of a fiduciary duty as a director, except no provision in the certificate of incorporation may eliminate or limit the liability of:

●
a director or officer for any breach of a director’s duty of loyalty to the corporation or its stockholders;
●
a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
●
a director for statutory liability for unlawful payment of dividends or unlawful share purchase or redemption;
●
a director or officer for any transaction from which the director derived an improper benefit; or
●
an officer in any action by or in right of the corporation.

A Delaware corporation may indemnify any person

who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, because the person is or was a director or officer, against liability incurred in connection with the proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and the director or officer, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our second amended and restated memorandum and articles of association provide that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

In addition, we intend to enter into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our second amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

DELAWARE CORPORATE LAW	CAYMAN ISLANDS CORPORATE LAW

Unless ordered by a court, any foregoing indemnification is subject to a determination that the director or officer has met the applicable standard of conduct:

●
by a majority vote of the directors who are not parties to the proceeding, even though less than a quorum;
●
by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;
●
by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or
●
by the stockholders.

Moreover, a Delaware corporation may not indemnify a director or officer in connection with any proceeding in which the director or officer has been adjudged to be liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for those expenses which the court deems proper.

Directors’ fiduciary duties

A director of a Delaware corporation has a fiduciary duty to the corporation and its stockholders. This duty has two components:

●
the duty of care; and
●
the duty of loyalty.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to stockholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its stockholders take precedence over any interest possessed by a director, officer or controlling stockholder and not shared by the stockholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company-a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

DELAWARE CORPORATE LAW	CAYMAN ISLANDS CORPORATE LAW
director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.
Shareholder action by written consent
A Delaware corporation may, in its certificate of incorporation, eliminate the right of stockholders to act by written consent.

Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and our second amended and restated memorandum and articles of association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our second amended and restated memorandum and articles of association and may not be taken by written consent of the shareholders without a meeting.

Shareholder proposals

A stockholder of a Delaware corporation has the right to put any proposal before the annual meeting of stockholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but stockholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s memorandum and articles of association. Our second amended and restated memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our Company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our second amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Cumulative voting
Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation provides for it.

There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our second amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

A Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Under our second amended and restated memorandum and articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term

DELAWARE CORPORATE LAW	CAYMAN ISLANDS CORPORATE LAW

shall be implied in the absence of express provision. Under our second amended and restated memorandum and articles of association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our second amended and restated memorandum and articles of association.

Transactions with interested shareholders

The Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in certain business combinations with an “interested stockholder” for three years following the date that such person becomes an interested stockholder. An interested stockholder generally is a person or group who or which owns or owned 15.0% or more of the corporation’s outstanding voting shares within the past three years.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors owe duties to ensure that these transactions are entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by stockholder holding 100.0% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company resolves by ordinary resolution that it be wound up because it is unable to pay its debts. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of rights of shares
A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

Under our second amended and restated articles of association, if the share capital is divided into more than one class of shares, the rights attached to any class may only be varied with the written consent of the holders of two-thirds of the shares of that class or the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of governing documents
A Delaware corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	Under Cayman Islands law, our second amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

DELAWARE CORPORATE LAW	CAYMAN ISLANDS CORPORATE LAW
Inspection of books and records

Stockholders of a Delaware corporation, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to obtain copies of list(s) of stockholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our second amended and restated memorandum and articles of association have provisions that provide our shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements.

Payment of dividends

The board of directors may approve a dividend without stockholder approval. Subject to any restrictions contained in its certificate of incorporation, the board may declare and pay dividends upon the shares of its capital stock either:

●
out of its surplus, or
●
in case there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Stockholder approval is required to authorize capital stock in excess of that provided in the charter. Directors may issue authorized shares without stockholder approval.

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our second amended and restated memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Creation and issuance of new shares

All creation of shares requires the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company’s certificate of incorporation.

Our second amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our second amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

●
the designation of the series;
●
the number of shares of the series;
●
the dividend rights, dividend rates, conversion rights and voting rights; and
●
the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

C. Material Contracts

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with ANTA Sports,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Business Cooperation Agreement,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Board Nomination Agreement” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement.”

D. Exchange Controls

The Cayman Islands currently has no exchange control restrictions.

E. Taxation

The following summary contains a description of certain Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax.

There are no other taxes likely to be material to us or holders levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ordinary shares, nor will gains derived from the disposal of the ordinary shares be subject to Cayman Islands income or corporation tax.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following section is a description of the material U.S. federal income tax consequences to U.S. Holders, as defined below, of owning and disposing of ordinary shares. It does not set forth all tax considerations that may be relevant to a particular person’s decision to acquire ordinary shares.

This section applies only to a U.S. Holder that holds ordinary shares as capital assets for U.S. federal income tax purposes. This section does not include a description of the state, local or non-U.S. tax consequences that may be relevant to U.S. Holders, nor does it address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. In addition, it does not set forth all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, rules conforming the timing of income accruals with respect to the ordinary shares to financial statements under Section 451(b) of the Code, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;
●	dealers or traders in securities who use a mark-to-market method of tax accounting;

●	persons holding ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the ordinary shares;
●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	entities classified as partnerships or S corporations for U.S. federal income tax purposes;
●	persons who acquire our ordinary shares through the exercise of an option or otherwise as compensation;
●	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;
●	real estate investment trusts or regulated investment companies;
●	persons that own or are deemed to own 10% or more of our shares (by vote or value); or
●	persons holding ordinary shares in connection with a trade or business conducted outside of the United States.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the ordinary shares.

This section is based on the Code, administrative pronouncements, judicial decisions, final, and temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect. Any change or different interpretation could alter the tax consequences to U.S. Holders described in this section. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will not challenge one or more of the tax consequences described in this section.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares, and who is:

●	a citizen or individual resident of the United States;
●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ordinary shares in their particular circumstances.

Taxation of Distributions

We do not currently expect to make distributions on our ordinary shares. In the event that we do make distributions of cash or other property, subject to the passive foreign investment company rules described below, distributions paid on ordinary shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under United States federal income tax principles), such excess amount will be treated first as a tax-free return of a U.S. Holder’s tax basis in the ordinary shares, and then, to the extent such excess amount exceeds such holder’s tax basis in the ordinary shares, as capital gain. However, we currently do not, and we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, a U.S. Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Subject to certain holding-period requirements, for so long as our ordinary shares are listed on the NYSE or another established securities market in the United States, dividends paid to certain non-corporate U.S. Holders will generally be eligible for taxation as “qualified dividend income,” which is taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holders. However, such long-term capital gain rate would not be applicable if we are treated as a passive foreign investment company in respect of the relevant U.S. Holder for the taxable year in which dividends are paid or the immediately preceding taxable year. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.

Sale or Other Disposition of Ordinary Shares

Subject to the passive foreign investment company rules described below, gain or loss realized on the sale or other disposition of ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations. U.S. Holders should consult their tax advisers regarding the proper treatment of gain or loss in their particular circumstances, including the effects of any applicable income tax treaties.

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income” (including cash). For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income includes, among other things, interest, dividends, rents, certain non-active royalties and capital gains.

Based on our current operations and the composition of our income and assets, we believe we were not a PFIC for our 2023 taxable year. However, the determination of whether we are a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear, and whether we were a PFIC in 2023 is uncertain in several respects. Moreover, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ordinary shares, which may fluctuate substantially over time). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds ordinary shares, we would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a valid deemed sale election under the applicable Treasury regulations with respect to its ordinary shares.

If we were a PFIC for any taxable year during which a U.S. Holder held ordinary shares (assuming such U.S. Holder has not made a timely mark-to-market or QEF Election, as described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. If we are a PFIC for any year, a U.S. Holder may be subject to the adverse consequences for any gain or excess distributions in respect of any lower-tier PFICs that we own.

A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its ordinary shares, provided that the ordinary shares are “marketable.” Our ordinary shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. If a U.S. Holder makes the mark-to-market election, it will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). A mark-to-market election is unlikely available in respect of any lower-tier PFICs that we own unless the shares of such lower-tier PFICs are considered “marketable.” Accordingly, if we are treated as a PFIC, a U.S. Holder will generally continue to be subject to the PFIC rules discussed above with respect to such holder’s indirect interest in any investments we hold that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

In addition, in order to avoid the application of the foregoing rules, a United States person that owns shares in a PFIC for U.S. federal income tax purposes may make a QEF Election with respect to such PFIC if the PFIC provides the information necessary for such election to be made. If a United States person makes a QEF Election with respect to a PFIC, the United States person will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC and will not be required to include such amounts in income when actually distributed by the PFIC. We do not intend to provide information necessary for U.S. Holders to make QEF Elections.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns ordinary shares during any year in which we are a PFIC or in which we hold a direct or indirect equity interest is a lower-tier PFIC, the U.S. Holder generally must file annual reports, containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, with the U.S. Holder’s federal income tax return for that year, unless otherwise specified in the instructions with respect to such form.

U.S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Distributions and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Reporting with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals and certain entities may be required to report information relating to an interest in our ordinary shares by filing a Form 8938 with their U.S. federal income tax return, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain U.S. financial institutions). Failure to file a Form 8938 where required can result in monetary penalties and the extension of the relevant statute of limitations with respect to all or a part of the relevant U.S. tax return. U.S. Holders should consult their tax advisers regarding this reporting requirement.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are required to file or furnish reports and other information with the SEC under the Exchange Act. As a foreign private issuer, we are exempt from, among other things, the rules under the Exchange Act prescribing the form and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act.

We maintain a corporate website at www.amersports.com. We make available, free of charge, on our website our annual reports on Form 20-F, Reports on Form 6-K and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. No information contained on our website is intended to be included as part of, or incorporated by reference into, this annual report.

In addition, the SEC maintains an internet site at http://www.sec.gov that contains reports and other information that we have filed electronically with the SEC.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks associated with foreign currency exchange rates, commodity prices, inflation, funding and liquidity, interest rates and credit. See “Item 5. Operating and Financial Review and Prospects” and “Item 18. Financial Statements—Note 28. Financial Risk Management.”

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

On January 31, 2024, our registration statement on Form F-1 (File No. 333-276370), as amended, was declared effective by the SEC for our IPO of our ordinary shares, pursuant to which we offered and sold a total of 120,875,000 ordinary shares (including exercise of the underwriters’ over-allotment option to purchase additional shares) at a public offering price of $13 per share. Goldman Sachs & Co. LLC, BofA Securities, J.P. Morgan and Morgan Stanley acted as joint book-running managers for the offering. Citigroup, UBS Investment Bank, Baird, BNP PARIBAS, CICC, CLSA, Evercore ISI, TD Cowen, Wells Fargo Securities, Deutsche Bank Securities and HSBC acted as bookrunners for the offering. Blaylock Van, LLC, Drexel Hamilton, Loop Capital Markets, Ramirez & Co., Inc., Siebert Williams Shank and Tigress Financial Partners acted as co-managers for the offering. The offering began on January 22, 2024 and was completed on January 31, 2024.

We received proceeds from the IPO of approximately USD 5,187.5 million before deducting underwriting discounts and commissions, fees and expenses payable by us. As of the date of this annual report, we have fully utilized the net proceeds from the IPO to repay all outstanding borrowings under our shareholder loans.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) designed to ensure that information required to be disclosed in the Company’s reports filed under the Exchange Act is recorded, processed, authorized, summarized and reported within the time period specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023. Based on such evaluation, management, including our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are not effective due to the material weakness in our internal control over financial reporting identified during our preparation for our IPO as more fully described in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Internal Control over Financial Reporting.”

B. Management’s Annual Report on Internal Controls Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules and regulations of the SEC for newly public companies.

C. Attestation Report of the Registered Independent Public Accounting Firm

This annual report does not include a report of the Company’s independent registered public accounting firm due to a transition period established by rules and regulations of the SEC for newly public companies.

D. Changes in Internal Control Over Financial Reporting

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Internal Control over Financial Reporting” for changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange

Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that each of Trina Spear, Carrie Teffner and Stephen Yiu qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC. Carrie Teffner serves as the chair of our audit committee. Our board of directors has also determined that each of Trina Spear, Carrie Teffner and Stephen Yiu satisfies “independence” requirements set forth in Rule 10A-3 of the Exchange Act and NYSE listing standards.

For information relating to qualifications and experience of each audit committee member, see “Item 6. Directors, Senior Management and Employees,” incorporated herein by reference.

ITEM 16B. CODE OF ETHICS

Code of Business Conduct and Ethics

We have adopted a Code of Conduct that is applicable to all of our employees, executive officers and directors. The Code of Conduct is available on our website www.amersports.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this annual report.

Our audit committee is responsible for overseeing the Code of Conduct and is required to approve any waivers of the Code of Conduct.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the amount of fees, by type of service category, charged by KPMG AB to us during fiscal 2023 and fiscal 2022.

	For the Year Ended December 31,
	2023	2022

	($in millions)
Audit fees(1)	$7.9	$14.9
Audit-related fees(2)	0.2	0.3
Tax fees(3)	2.6	1.2
All other fees(4)	N/A	N/A
Total	$10.6	$16.4
(1)	Audit fees are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. It includes the audit of our financial statements and other services that generally only the independent accountant reasonably can provide, such as comfort letters, statutory audits, interim reviews, consents and assistance with and review of documents filed with the SEC. For 2022, audit fees include costs for the reaudit under the standards of the PCAOB of the financial statements included in the IPO prospectus.
(2)	Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not reported under the previous category. These services would include, among others: accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statue or regulation and consultation concerning financial accounting and reporting standards.
(3)	Tax fees are fees billed for professional services for tax compliance, tax advice and tax planning.
(4)	All other fees are fees for non-audit services rendered which were not listed above. There were no other fees in 2023 or 2022.

Audit Committee Pre-Approval Policies and Procedures

In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the SEC, our audit committee reviews and pre-approves all audit services and permissible non-audit services provided to us that are performed by KPMG AB, other than de minimis non-audit services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December 31, 2023, no purchases of our equity securities were made by or on behalf of Amer Sports, Inc. or any affiliated purchaser.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance standards required by the NYSE for U.S. companies. Accordingly, we may choose to follow the corporate governance rules of the Cayman Islands in lieu of certain of the corporate governance requirements of the NYSE. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE in respect of the following:

●	the requirement of the NYSE listing rules that the compensation committee and the nominating and governance committee of the board of directors be composed entirely of independent directors;

●	the requirement of the NYSE listing rules that a listed issuer obtain shareholder approval when it establishes or materially amends a stock option or purchase plan or other arrangement pursuant to which stock may be acquired by officers, directors, employees or consultants;

●	the requirement of the NYSE listing rules that a listed issuer obtain shareholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common stock) that equal 20% or more of the issuer’s outstanding common stock or voting power prior to such issuance or sale; and
●

the requirement of the NYSE listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

While a majority of the directors on our board of directors are independent directors, as long as we rely on the foreign private issuer exemption to certain of the NYSE corporate governance standards, a majority of the directors on our board of directors may not be required to be independent directors.

Cayman Islands law does not impose any specific requirements that the majority of the board of directors be composed of independent directors, on the establishment of a compensation committee or nominating and governance committee, nor a requirement that the independent directors of the board meet regularly without other members present. Cayman Island law does not require shareholder approval over certain share issuances, including establishments of incentive plans or issuances of more than 20% of the outstanding share capital.

The foreign private issuer exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the NYSE rules, which require that our audit committee be composed of at least three directors, all of whom are independent. Under the NYSE rules, however, we are permitted to phase in our independent audit committee by having one independent member at the time of listing, a majority of independent members within 90 days of listing and a fully independent committee within one year of listing.

If at any time we cease to be a “foreign private issuer” under the rules of the NYSE and the Exchange Act, as applicable, our board of directors will take all action necessary to comply with the NYSE corporate governance rules.

Due to our status as a foreign private issuer and our intent to follow certain home country corporate governance practices, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all the NYSE corporate governance standards. See “Item 10. Additional Information—A. Share Capital.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will only be applicable to the Company from the fiscal year ending on December 31, 2024.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

Cybersecurity risk management is an integral part of our overall information security program. We follow a risk-based approach to information security, designed to align our practices with industry standards and regulatory requirements. We are implementing an Information Security Management System (“ISMS”) based on recognized industry governance frameworks, including the International Organization for Standardization, the National Institute of Standards and Technology and the Center for Internet Security Controls. Our existing management system provides a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of services provided by third-party service providers, and facilitates coordination in the event of any such threat or incident across different departments of our business. We use this framework together with information collected from external and internal assessments to develop our cybersecurity policies and procedures, such as our acceptable use standard, our vulnerability management standard, our identity and access control standard and our cybersecurity risk management standard, among others. We have also implemented certain incident response processes designed to detect, analyze, and respond to cybersecurity threats and incidents. These processes include steps for assessing the severity of the threat or incident, identifying the source of the threat or incident, including whether it is associated with a third-party service provider, initiating cybersecurity countermeasures and mitigation strategies and informing management and our board of directors of material cybersecurity threats and incidents.

We conduct regular risk assessments to identify and prioritize cybersecurity risks. These assessments involve evaluating potential threats, vulnerabilities, and potential impacts on our systems, data, and operations. We have implemented a range of technical and operational controls, including perimeter protection, endpoint detection and response, modern encryption, access controls, reliable data backups and security monitoring tools. These controls are designed to protect our systems, data and operations from cybersecurity threats and incidents. To assess the effectiveness of our security measures, we conduct penetration testing exercises at least annually. These tests simulate possible real-world cybersecurity attacks and attempt to exploit potential vulnerabilities in our systems and applications. We review the results of such penetration tests and risk assessments and prioritize identified vulnerabilities based on their severity and potential impact. The findings are documented, and a remediation plan is established.

We conduct security awareness and training programs for our employees and third-party service providers. These programs cover topics such as phishing, social engineering, password hygiene, and data protection to assist such employees and third-party service providers in understanding their role in maintaining the security of our systems, data and operations. Additionally, specific security awareness trainings are conducted for employees working in our IT Development & Operations departments. Although we employ vendor due diligence and onboarding procedures, our ability to monitor the cybersecurity practices of our vendors is limited and there can be no assurance that we can prevent or mitigate the risk of any compromise or failure in the information systems, software, networks and other assets owned or controlled by our vendors.

In 2023, we did not identify any cybersecurity threats or incidents that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Intellectual Property and Information Technology—A security breach or other disruption to our IT Systems could result in the loss, theft, misuse, unauthorized disclosure, or unauthorized access of wholesale partner, consumer, supplier, or sensitive company information or could disrupt our operations, which could damage our relationships with wholesale partners, consumers, suppliers or employees, expose us to litigation or regulatory proceedings, or harm our reputation, any of which could materially adversely affect our business, financial condition or results of operations” in this annual report.

Cybersecurity Governance

Our board of directors has overall oversight responsibility for our risk management. The board of directors is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents.

Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Amer Sports has a dedicated Information Security department led by the Cybersecurity & Risk Management Director (the “Director CSRM”) supported by a team of experienced information systems security professionals and information security managers, with expertise in various domains, such as network security, application security, data protection, and incident response. The Director CSRM receives reports from the Information Security department and is responsible for the prevention, detection, mitigation, and remediation of cybersecurity threats and incidents. Our Director CSRM brings over 20 years of extensive experience to the role, with a track record in managing information security. His experience encompasses developing cybersecurity strategies and successfully implementing comprehensive and effective information and cybersecurity programs. In this role, he has led initiatives resulting in significant improvements in the Company’s resilience against evolving cyber threats.

The Director CSRM reports to the Chief Information Officer, who has extensive experience in the field of Information Technology and Security. Our Information Security department is committed to staying informed on evolving cybersecurity practices and threats through regular educational initiatives and training programs. We prioritize the ongoing development of our team members to ensure their skills are up-to-date and aligned with the dynamic cybersecurity landscape.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by Item 18 are included in this annual report, beginning on page F-1. The report of KPMG AB, the Company’s independent registered accounting firm with respect to the referenced financial statements is included on page F-2.

ITEM 19. EXHIBITS

Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
2.1**	Description of Securities.
3.1**	Second Amended and Restated Memorandum and Articles of Association.
8.1**	List of Subsidiaries.
10.1**	Business Cooperation Agreement, dated as of February 5, 2024, between ANTA Sports Products Limited and Amer Sports, Inc.
10.2**†	Board Nomination Agreement, dated as of February 5, 2024, between Amer Sports, Inc. and Anamered Investments Inc.
10.3*	Form of Indemnification Agreement.	Form F-1	333-276370	10.3	January 4, 2024
10.4**†	Registration Rights Agreement.
10.5**†	Master Business Services Agreement, dated as of February 5, 2024, between ANTA Sports Products Limited and Amer Sports, Inc.
10.6*	Amended and Restated Senior Facilities Agreement, dated as of July 17, 2023, by and among Amer Sports Holding 1 Oy, Amer Sports Holding Oy and Amer Sports Canada Inc., the lead arrangers party thereto, J.P. Morgan SE as agent and Wilmington Trust (London) Limited as security agent.	Form F-1	333-276370	10.6	January 4, 2024
10.7*	Amer Sports, Inc. 2019 Stock Option Plan Rules.	Form F-1	333-276370	10.7	January 4, 2024
10.8*	Amer Sports, Inc. 2023 Stock Option Plan Rules.	Form F-1	333-276370	10.8	January 4, 2024
10.9*	Amer Sports, Inc. 2024 Omnibus Incentive Plan.	Form F-1	333-276370	10.9	January 4, 2024
10.10*	Intercompany Loan Agreement (Facility A Proceeds Loan), dated as of March 26, 2019, between Amer Sports Holding (Cayman) Limited as the Lender and Amer Sports Holding (HK) Limited as the Borrower.	Form F-1	333-276370	10.10	January 4, 2024
10.11*	Intercompany Loan Agreement (Investment Proceeds), dated as of March 26, 2019, between Amer Sports Holding (Cayman) Limited as the Lender and Amer Sports Holding (HK) Limited as the Borrower.	Form F-1	333-276370	10.11	January 4, 2024

Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
10.12*	Intercompany Loan Agreement (Facility A Proceeds Loan), dated as of February 28, 2022, between Amer Sports Management Company (Cayman) Limited as the Lender and Amer Sports Management Holding (Cayman) Limited as the Borrower.	Form F-1	333-276370	10.12	January 4, 2024
10.13*	Intercompany Loan Agreement (Investment Proceeds), dated as of February 28, 2022, between Amer Sports Management Company (Cayman) Limited as the Lender and Amer Sports Management Holding (Cayman) Limited as the Borrower.	Form F-1	333-276370	10.13	January 4, 2024
10.14**	Capitalisation Agreement, dated as of February 5, 2024, between Amer Sports, Inc. and Amer Sports Holding (Cayman) Limited.
10.15**	Capitalisation Agreement, dated as of February 5, 2024, between Amer Sports, Inc. and Amer Sports Management Company (Cayman) Limited.
10.16*	Form of Master Distributor Agreement between Amer Sports Malaysia SDN BHD and Avid Sports Singapore Pte. Ltd.	Form F-1	333-276370	10.16	January 4, 2024
10.17**†

Senior Secured Credit Agreement, dated as of February 16, 2024, between Amer Sports, Inc. as Parent Guarantor, Amer Sports Corporation, Amer Sports Company, Amer Sports Canada Inc., Amernet Holding Sverige AB and Amer Sports Holding GmbH as Borrowers, J.P. Morgan Chase Bank, N.A. as Administrative Agent, J.P. Morgan SE as Swingline Lender and Wilmington Trust (London) Limited as Collateral Agent.

10.18**†	Indenture, dated as of February 16, 2024, between Amer Sports Company as the Issuer, The Bank of New York Mellon as Trustee and Wilmington Trust (London) Limited as Notes Collateral Agent.
12.1**	Certification of Jie (James) Zheng, Chief Executive Officer of Amer Sports, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2**	Certification of Andrew E. Page, Chief Financial Officer of Amer Sports, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of Chief Executive Officer of Amer Sports, Inc., pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
13.2**	Certification of Chief Financial Officer of Amer Sports, Inc., pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1**	Consent of KPMG AB.
97**	Executive Compensation Recoupment Policy.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Incorporated by reference
**	Filed herewith
†

Portions of this exhibit (indicated by asterisks) have been omitted as the registrant has determined that (i) the omitted information is not material and (ii) the omitted information is the type that the registrant treats as private or confidential.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

Amer Sports, Inc.
Dated:	March 18, 2024	By:	/s/ Jie (James) Zheng
Name: Jie (James) Zheng
Title: Chief Executive Officer and Director

By:	/s/ Andrew E. Page
Name: Andrew E. Page
Title: Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements as of December 31, 2023, December 31, 2022 and December 31, 2021 and for the Years Ended December 31, 2023, December 31, 2022 and December 31, 2021—Amer Sports, Inc.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Amer Sports, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Amer Sports, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of loss and other comprehensive income and loss, consolidated statements of cash flows, and consolidated statements of changes in shareholders’ equity (deficit) for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of goodwill and trademarks for the Winter Sports Equipment and Peak Performance cash generating units

As described in Notes 2 and 9 to the consolidated financial statements, the Company’s cash generating units (CGUs) are tested for impairment when management has identified indications of impairment or at least once a year. An impairment loss is recognized in the consolidated statement of loss and other comprehensive income and loss when the carrying amount of the CGU is greater than the recoverable amount. The recoverable amounts of all CGUs were determined by the higher of fair value less cost of disposal and value in use (VIU). VIU has been calculated using the discounted cash flow method for each CGU. The Company recorded goodwill and trademarks of USD 79.0 million and USD 132.5 million, respectively, for the Winter Sports Equipment CGU as of December 31, 2023. The Company recorded trademarks of USD 157.0 million for the Peak Performance CGU as of December 31, 2023.

We identified the evaluation of the impairment assessment of goodwill and trademarks of the Winter Sports Equipment and Peak Performance CGUs as a critical audit matter. A high degree of subjective auditor judgement was required to evaluate management’s significant assumptions included in the projected discounted operating cash flows used in the determination of the recoverable amount of the Winter Sports Equipment and Performance Peak CGUs, specifically the revenue growth rates and discount rates assumptions. Additionally, the audit effort associated with this estimate required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We performed a sensitivity analysis over the revenue growth rates and discount rates assumptions to assess the impact that changes to the assumptions would have had on the recoverable amount of the Winter Sports Equipment and Performance Peak CGUs. We compared the Company’s historical revenue forecasts for the Winter Sports Equipment and Performance Peak CGUs to actual results to assess management’s ability to accurately forecast. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating:

•	the discount rates by comparing them to a range of discount rates independently developed using publicly available market information
•	the revenue growth rates by comparing them to a range of growth rates developed using publicly available information of revenue growth rates for comparable companies.

We have served as the Company’s auditor since 2019.

/s/ KPMG AB

Stockholm, Sweden

March 18, 2024

AMER SPORTS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

COVERING THE FINANCIAL YEARS 2023, 2022 AND 2021

December 31, 2023

Domicile:	Cayman Islands
Address:	Cricket Square, Hutchins Drive
P.O. Box 2681
Grand Cayman KY1-1111
Cayman Islands
Entity registration number:	358866

Financial Statements

CONSOLIDATED STATEMENT OF LOSS AND OTHER COMPREHENSIVE INCOME AND LOSS

		For the year ended December 31,
USD million (except for loss per share information)	Notes	2023	2022	2021
Continuing operations

Revenue	4	4,368.4	3,548.8	3,066.5
Cost of goods sold		(2,092.3)	(1,785.2)	(1,560.9)
Gross profit		2,276.2	1,763.6	1,505.6
Selling, general and administrative expenses	5	(1,982.5)	(1,522.7)	(1,327.0)
Impairment losses	9; 28	(2.4)	(201.7)	(0.7)
Other operating income	6	11.2	11.4	9.0
Operating profit		302.5	50.6	186.9

Finance income		6.4	3.3	2.3
Finance cost		(413.4)	(236.5)	(279.0)
Net finance cost	11	(407.0)	(233.2)	(276.7)

Loss before tax		(104.6)	(182.6)	(89.8)

Income tax expense	12	(104.2)	(48.3)	(34.7)

Loss from continuing operations		(208.8)	(230.9)	(124.5)

Loss from discontinued operations, net of tax	29	—	(21.8)	(1.8)

Net loss		(208.8)	(252.7)	(126.3)

Loss attributable to:
Equity holders of the Company		(208.6)	(252.7)	(126.3)
Non-controlling interests		(0.2)	—	—

Loss per share	30
Basic loss per share (continuing operations)		(0.54)	(0.60)	(0.32)
Diluted loss per share (continuing operations)		(0.54)	(0.60)	(0.32)

Basic loss per share (discontinued operations)		—	(0.06)	0.00
Diluted loss per share (discontinued operations)		—	(0.06)	0.00

Total Basic loss per share		(0.54)	(0.66)	(0.33)
Total Diluted loss per share		(0.54)	(0.66)	(0.33)
USD million
Net loss		(208.8)	(252.7)	(126.3)
Other comprehensive income (OCI)
Items that will not be reclassified to profit or loss
Remeasurement effects of postemployment benefit plans	8	4.4	14.1	23.2
Income tax related to remeasurement effects		(0.8)	(3.0)	(5.2)
Writedown of other investments through OCI		—	(10.9)	—
Items that subsequently may be reclassified to profit or loss
Translation differences		(116.3)	148.1	260.5
Translation differences of disposed foreign subsidiary		—	—	(4.9)
Cash flow hedges	25	(9.4)	(11.6)	54.5
Income tax related to cash flow hedges	25	1.9	2.3	(10.9)
Other comprehensive income (loss), net of tax		(120.2)	139.0	317.2

TOTAL COMPREHENSIVE INCOME (LOSS)		(329.0)	(113.7)	190.9

Total comprehensive income (loss) attributable to:
Equity holders of the Company		(328.8)	(113.7)	190.9
Non-controlling interests		(0.2)	—	—

The notes are an integral part of the consolidated financial information.

Financial Statements

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS		December 31,	December 31,
USD million	Notes	2023	2022
NON-CURRENT ASSETS

Intangible assets	13	2,748.7	2,755.9
Goodwill	13	2,270.0	2,242.4
Property, plant and equipment	14	441.9	361.9
Right-of-use assets	22	317.1	183.6
Non-current financial assets	15	9.2	8.9
Other non-current assets		73.5	61.0
Deferred tax assets	12	161.7	108.7
TOTAL NON-CURRENT ASSETS		6,022.1	5,722.4

CURRENT ASSETS

Inventories	16	1,099.6	912.5
Accounts receivable, net	28	599.8	675.4
Prepaid expenses and other receivables	17	162.3	173.3
Current tax assets		6.6	9.5
Cash and cash equivalents	15	483.4	402.0
TOTAL CURRENT ASSETS		2,351.7	2,172.7

TOTAL ASSETS		8,373.8	7,895.1

Financial Statements

SHAREHOLDERS’ EQUITY (DEFICIT) AND LIABILITIES

		December 31,	December 31,
USD million	Notes	2023	2022
EQUITY (DEFICIT)

Share capital	18	642.2	642.2
Reserves	18; 25	(10.6)	(3.1)
Accumulated deficit and other	18	(791.8)	(713.0)
Equity (deficit) attributable to equity holders of the parent company		(160.2)	(73.9)
Non-controlling interests		3.4	—
TOTAL EQUITY (DEFICIT)		(156.8)	(73.9)

LIABILITIES

LONG-TERM LIABILITIES
Lease liabilities	19; 22	250.4	133.0
Loans from financial institutions	19	1,863.4	1,792.2
Loans from related parties	19; 26	4,077.0	4,039.0
Defined benefit pension liabilities	8	23.9	31.8
Other liabilities		29.4	11.9
Provisions	21	5.5	5.6
Long-term tax liabilities		32.1	20.8
Deferred tax liabilities	12	675.0	655.3
TOTAL LONG-TERM LIABILITIES		6,956.7	6,689.6

CURRENT LIABILITIES
Interest-bearing liabilities	19	381.0	208.3
Lease liabilities	19; 22	89.4	63.5
Accounts payable		426.5	435.6
Other liabilities	20	567.5	498.8
Provisions	21	29.9	32.2
Current tax liabilities		79.6	41.0
TOTAL CURRENT LIABILITIES		1,573.9	1,279.4

TOTAL LIABILITIES		8,530.6	7,969.0

TOTAL SHAREHOLDERS’ EQUITY (DEFICIT) AND LIABILITIES		8,373.8	7,895.1

The notes are an integral part of the consolidated financial information.

Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the year ended December 31,
USD million	Notes	2023	2022	2021
NET CASH FLOW FROM OPERATING ACTIVITIES
Net loss		(208.8)	(252.7)	(126.3)
Adjustments for:
Depreciation and amortization		220.9	197.0	206.1
Impairment (gains)/losses on continuing operations		2.4	201.7	0.7
Impairment losses on discontinued operations		—	—	77.5
(Gains)/losses on sale of discontinued operations		—	0.7	(116.0)
Share-based payments for equity-settled options	10	10.7	—	—
Gain on sale of property, plant and equipment		—	(0.3)	—
Other non-cash valuation (gains)/losses		14.7	11.3	(6.1)
Net finance expenses		407.0	232.7	277.0
Income tax expense		104.2	48.5	31.9

Changes in:
Inventories		(175.1)	(355.2)	(50.9)
Trade receivables		83.8	(149.1)	36.2
Other current receivables		(42.1)	(24.9)	(17.9)
Accounts payables		(38.7)	115.5	43.4
Other liabilities		80.3	58.8	67.9
Cash generated from operating activities		459.4	84.0	423.5

Interest paid		(179.3)	(118.1)	(125.7)
Interest received		6.9	3.1	1.5
Income taxes paid		(88.0)	(60.7)	(31.3)
Total net cash flows from/(used in)operating activities		199.0	(91.7)	268.0

NET CASH FLOW FROM INVESTING ACTIVITIES

Disposal of discontinued operations, net of cash disposed	29	—	20.3	393.8
Acquisition of subsidiaries, net of cash		(3.5)	—	—
Acquisition of property, plant and equipment		(123.6)	(77.7)	(60.7)
Acquisition of intangible assets		(12.7)	(32.1)	(33.0)
Proceeds from sale of property, plant and equipment		0.5	0.2	0.5
Acquisition of non-current financial assets		—	(19.4)	—
Acquisition of right-of-use assets		(15.5)	(9.9)	(5.2)
Net cash flow (used in)/from investing activities		(154.8)	(118.6)	295.4

NET CASH FLOW FROM FINANCING ACTIVITIES

Proceeds from short-term borrowings from financial institutions		310.3	409.8	135.0
Repayments of short-term borrowings from financial institutions		(140.3)	(237.5)	(293.8)
Proceeds from long-term borrowings from related parties		—	11.7	—
Repayments of long-term borrowings from financial institutions		—	—	(120.8)
Repayments of long-term borrowings from related parties		(65.9)	—	(15.4)
Payments of lease liabilities		(75.4)	(73.5)	(72.8)
Other financing items*		6.4	(29.4)	(1.9)
Net cash flow from/(used in) financing activities		35.0	81.1	(369.7)

CHANGE IN CASH AND CASH EQUIVALENTS		79.3	(129.2)	193.6

Cash and cash equivalents
Cash and cash equivalents at year end, continuing operations	15	483.4	402.0	566.7
Cash and cash equivalents at year end, discontinued operations		—	—	0.9
Translation differences		2.1	(36.4)	(22.4)
Cash and cash equivalents at year beginning		402.0	567.6	396.4
CHANGE IN CASH AND CASH EQUIVALENTS		79.3	(129.2)	193.6

*	Includes cash flows from hedging intercompany items from the statement of financial position.

The notes are an integral part of consolidated financial information.

Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

	Equity attributable to the equity holders of the parent company
		Cash flow
	Share	hedge	Translation		Other	Accumulated	Accumulated	Non-controlling
USD million	capital	reserve	differences	Remeasurements	reserves	deficit	deficit and other	interests	Total
Balance at January 1, 2021	640.4	(37.4)	(293.9)	7.9	—	(469.9)	(755.9)	—	(152.9)
Other comprehensive income:
Translation differences	—	—	255.6	—	—	—	255.6	—	255.6
Remeasurement effects of postemployment benefit plans	—	—	—	23.2	—	—	23.2	—	23.2
Cash flow hedges	—	54.5	—	—	—	—	—	—	54.5
Income tax related to OCI	—	(10.9)	—	(5.2)	—	—	(5.2)	—	(16.1)
Loss for the period	—	—	—	—	—	(126.3)	(126.3)	—	(126.3)
Total comprehensive income, net of tax	—	43.6	255.6	18.0	—	(126.3)	147.3	—	190.9
Balance at December 31, 2021	640.4	6.2	(38.3)	25.9	—	(596.2)	(608.6)	—	38.0
Other comprehensive income:
Translation differences	—	—	148.1	—	—	—	148.1	—	148.1
Remeasurement effects of postemployment benefit plans	—	—	—	14.1	—	—	14.1	—	14.1
Cash flow hedges	—	(11.6)	—	—	—	—	—	—	(11.6)
Income tax related to OCI	—	2.3	—	(3.0)	—	—	(3.0)	—	(0.7)
Writedown of other investment through OCI	—	—	—	—	(10.9)	—	(10.9)	—	(10.9)
Loss for the period	—	—	—	—	—	(252.7)	(252.7)	—	(252.7)
Total comprehensive income, net of tax	—	(9.3)	148.1	11.1	(10.9)	(252.7)	(104.4)	—	(113.7)
Transactions with owners:
Capital increase	1.8	—	—	—	—	—	—	—	1.8
Balance at December 31, 2022	642.2	(3.1)	109.8	37.0	(10.9)	(848.9)	(713.0)	—	(73.9)
Other comprehensive income:
Translation differences	—	—	(116.3)	—	—	—	(116.3)	—	(116.3)
Remeasurement effects of postemployment benefit plans	—	—	—	4.4	—	—	4.4	—	4.4
Cash flow hedges	—	(9.4)	—	—	—	—	—	—	(9.4)
Income tax related to OCI	—	1.9	—	(0.8)	—	—	(0.8)	—	1.1
Loss for the period	—	—	—	—	—	(208.6)	(208.6)	(0.2)	(208.8)
Total comprehensive income, net of tax	—	(7.5)	(116.3)	3.6	—	(208.6)	(321.3)	(0.2)	(329.0)
Transactions with owners:
Share-based payments	—	—	—	—	10.7	—	10.7	—	10.7
Income tax related to share-based payments	—	—	—	—	(2.5)	—	(2.5)	—	(2.5)
Capital contribution	—	—	7.1	—	227.2	—	234.3	—	234.3
Initial investment from non-controlling owners	—	—	—	—	—	—	—	3.6	3.6
Balance at December 31, 2023	642.2	(10.6)	0.6	40.6	224.5	(1,057.5)	(791.8)	3.4	(156.8)

Note 18 provides additional information on shareholders’ equity and note 25 on the cash flow hedge reserve.

The notes are an integral part of the consolidated financial information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	THE COMPANY

Background and description of the business

Amer Sports, Inc. (formerly Amer Sports Management Holding (Cayman) Limited) (the “Company”) was founded on January 3, 2020 and is incorporated and domiciled in Grand Cayman, the Cayman Islands. The Company’s registered office is Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands. Hereinafter, the Company and its consolidated subsidiaries are referred to as the “Group” or “Amer Sports”. The ultimate parent company of the Group is Amer Sports Holding (Cayman) Limited (the “parent company”).

Amer Sports is a global platform of sport and outdoor brands, including Arc’teryx, Salomon, Wilson, Atomic and Peak Performance. Amer Sports manufactures, markets and sells sports equipment, apparel, and footwear through wholesale and direct to consumer channels globally and has a sales network in 34 countries, with North America, Europe, Asia and China being the main market areas.

Amer Sports Corporation, our wholly-owned subsidiary, was founded in 1950. On April 1, 2019, Amer Sports Corporation was acquired by a consortium consisting of ANTA Sports Products Limited (a sportswear company in China, “ANTA Sports”), FountainVest Partners (private equity firm in Asia), Anamered Investments Inc. (an investment vehicle owned by Chip Wilson) and Tencent Holdings Limited (a technology company in Asia), each of which initially owned their interests in Amer Sports Holding (HK) Limited, an indirect parent of Amer Sports Corporation following the acquisition, through Amer Sports Holding (Cayman) Limited (the “Acquisition”).

In 2022, in preparation for the initial public offering, that took place February 1, 2024 (the “IPO”), the Group undertook a reorganization pursuant to which Amer Sports Holding (Cayman) Limited exchanged its shares of Amer Sports Holding (HK) Limited for new shares of Amer Sports Management Holding (Cayman) Limited, the new holding company parent of Amer Sports Holding (HK) Limited. Amer Sports Holding (HK) Limited is the immediate parent of Amer Sports Holding 3 Oy, the predecessor entity of the Company (the “predecessor entity”). Amer Sports Corporation is a wholly-owned indirect subsidiary of the predecessor entity.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements are presented in millions of U.S. dollars (USD). The presented figures and percentages are subject to rounding adjustments, which may cause discrepancies between the sum of the individual figures and the presented aggregated column and row totals. The figures have been prepared under the historical cost basis except for the revaluation of financial instruments that are measured at revalued amounts or fair values at the end of each reporting period as well as derivative financial instruments at fair value, as explained in the accounting policies below. The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of the business.

The preparation of consolidated financial statements requires the use of certain accounting estimates. The areas that require a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed below.

The consolidated financial statements for the Group have been authorized for issue by the Board of Directors on March 18, 2024.

Principles of consolidation

The consolidated financial statements comprise the financial statements of the parent company and include all subsidiaries over which the Group has control. The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Companies acquired during the financial year have been included in the consolidated financial statements from the date when control was obtained. Similarly, divested subsidiaries are included up to the date when control has been relinquished.

The ownership of the subsidiary shares within the Group are eliminated using the acquisition method. The transferred consideration and all the identifiable assets and liabilities of an acquired company are measured at fair values at the date of acquisition. Goodwill is recognized as the amount by which the total transferred consideration exceeds the fair value of the acquired net assets.

Intercompany transactions, profit distribution as well as intercompany receivables, liabilities and unrealized gains between Group companies are eliminated in consolidation.

Certain amounts have been reclassified from prior years’ financial statements to conform to the current presentation.

Macroeconomic environment

The major events that impacted the business of the Group during the reporting periods were the Russia-Ukraine war, price inflation and increased interest rates.

Russia-Ukraine conflict

As a result of the conflict between Russia and Ukraine and the sanctions imposed against Russia, the Group put all its shipments to Russia on hold on February 26, 2022 and suspended all significant commercial activities in Russia by the end of fiscal year 2022 indefinitely, including store, e-commerce channels, and shipments to the Company’s wholesale partners. The Group’s sales in Russia were USD 56.0 million in 2021 and decreased to USD 18.7 million in 2022 and USD 6.9 million in 2023. The total assets of our Russian subsidiary ASRUS ZAO Amer Sports amounted to USD 22.4 million as of December 31, 2022 and USD 15.1 million as of December 31, 2023. The Company maintains a leased office space in Russia and a limited number of employees to safeguard the operations of the entity, file statutory financial statements and monitor the local market to secure the Company’s global brand assets.

Price inflation and increased interest rates

Amer Sports encountered rising costs in energy, logistics, labor, and other aspects of its business model. Furthermore, macro-economic factors such as increasing interest rates may contribute to a potential recession in specific markets. These uncertainties could temporarily impact overall customer demand. Nonetheless, the Company addresses inflation by adjusting customer prices, aligning them with expected increases in recommended retail prices from suppliers when determining its own price adjustments.

Assets held for sale and discontinued operations

Assets or a disposal group of assets and liabilities is categorized as held for sale when the economic benefits gained from it will be accrued primarily from its sale rather than from continuous use. Assets or disposal groups held for sale are measured at the lower of carrying amount or fair value less costs to sell and disclosed as a separate line item in the consolidated statement of financial position. These assets are not amortized or depreciated.

An impairment loss is recognized for any initial or subsequent write-down of the asset or a disposal group to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset or a disposal group, but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset or a disposal group is recognized at the date of derecognition.

A discontinued operation is a component of the Group’s business that has been disposed of or will be disposed of in accordance with a coordinated plan. It represents a separate major line of business or geographical area of operations. Any gain or loss from disposal, together with the profit or loss of a discontinued operation until the date of disposal, is reported separately from income and expenses of the continuing operations in the consolidated statement of loss and other comprehensive income and loss. The prior periods in these statements are presented on a comparative basis. Intercompany income and expenses between continuing and discontinued operations are eliminated.

More details on the assets held for sale and discontinued operations are disclosed under note 29.

New and amended standards and interpretations

The Group has applied the following new and revised standards, amendments and interpretations that are required to be applied as of January 1, 2023:

●	IFRS 17: Insurance contracts – no material impact
●	IAS 1 and IFRS Practice statement 2 (amendment): Disclosure of Accounting Policies – no material impact
●	IAS 8 (amendment): Definition of Accounting Estimates – no material impact
●	IAS 12 (amendment): Deferred tax related to Assets and Liabilities arising from a Single Transaction – no material impact
●	Small changes to various standards or interpretations as part of the annual improvements to IFRS project – no material impact

New IFRS standards not yet effective

The following standards that are issued but not yet effective will be adopted in 2024 or later:

●	IAS 1 (amendment): Classification of Liabilities as Current or Non-current, Non- current liabilities with Covenants
●	IFRS 16 (amendment): Lease liability in a Sale and Leaseback
●	IAS 7 and IFRS 7 (amendment): Supplier finance arrangements
●	IAS 21 (amendment): Lack of exchangeability
●	Small changes to various standards or interpretations as part of the annual improvements to IFRS project

Management has concluded that the adoption of any of the above accounting pronouncements, that were issued but not effective for the period ended December 31, 2023, will not have a material impact on the Group’s consolidated financial statements.

Foreign currency transactions and translation

The Company’s consolidated financial statements are presented in USD. The functional currency of the parent company is EUR, while the functional currency for each subsidiary is its local currency or the currency in which the subsidiary mainly operates. Transactions involving the translation to the respective functional currencies of values denominated in foreign currencies are classified as monetary or non-monetary, thereby defining the measurement and recognition of foreign currency translation gains and losses applicable to a transaction.

The Group companies record transactions in foreign currencies at the rate on the transaction date or at an estimated rate sufficiently close to the rate on the transaction date. Assets and liabilities denominated in foreign currencies that are outstanding at the end of the financial year are translated at the closing rate of exchange in effect on the balance sheet date. Foreign exchange gains and losses related to operational transactions are presented within operating expenses above Operating profit. Exchange rate gains and losses on foreign currency-denominated loans and other receivables and liabilities connected with financing transactions are recorded at their net values as finance income and expenses.

The consolidated statement of loss and other comprehensive income and loss is translated into U.S. dollars by consolidating each calendar month separately using the actual daily average for the month, whereby the sum of the twelve calendar months represents the whole year. Translation differences arising from the translation of the net investment in non-U.S. operations are booked to translation differences in other comprehensive income. On disposal of a foreign operation, the accumulated amount of translation differences relating to the disposed foreign operation is reclassified to profit or loss.

Financial instruments

A financial instrument is a contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party. These include both non-derivative financial instruments, such as accounts receivables and payables, and derivative financial instruments, such as foreign exchange contracts.

Financial assets

Categorization and measurement

In accordance with IFRS 9 Financial Instruments, financial assets are categorized as:

I.financial assets at fair value through profit or loss

II.financial assets measured at amortized cost

III.financial assets at fair value through other comprehensive income and loss (OCI)

The classification of financial assets at initial recognition depends on the contractual cash flow characteristics of the financial asset and the Group’s business model for managing them. All purchases or sales of financial assets are recognized on the settlement date.

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Derivatives are classified at fair value through profit and loss unless they are designated as effective hedging instruments.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the consolidated statement of loss and other comprehensive income and loss. Assets in this category are classified as current assets, except for maturities over 12 months after the balance sheet date.

The Group measures financial assets at amortized cost if both of the following conditions are met:

−	the financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and
−	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired. Financial assets are included in current assets, except for maturities over 12 months after the balance sheet date.

The Group’s financial assets at amortized cost include accounts receivables, other non-current financial assets and other non-interest yielding receivables.

The Group measures financial assets at fair value through OCI (FVOCI) if both of the following conditions are met:

−	the financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling; and
−	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

For financial assets at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the consolidated statement of loss and other comprehensive income and loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI.

Financial assets at fair value through OCI are measured at their fair value by applying the market prices at the balance sheet date or some other determination of value used by the Company. The change in fair value is presented in fair value and other reserves under shareholders’ equity. Fair value changes are transferred from shareholders’ equity to the consolidated statement of loss when the asset is sold or its value has been impaired such that an impairment loss must be recognized. Financial assets at fair value through OCI whose fair value cannot be determined reliably are measured at cost or a lower value if they are impaired. Financial assets at fair value through OCI are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months after the balance sheet date.

Derecognition

A financial asset is derecognized when the contractual rights to receive cash flows from the financial assets have expired or have been transferred and the Group substantially transferred all rewards and risks associated with the ownership. In the case of sales of trade receivables, essentially all rewards and risks are transferred to the buyer of the receivables.

Impairment

Loss allowances are recognized for expected credit losses (ECL) on a financial asset that is measured at amortized cost or at fair value through OCI. For trade receivables, the Group adopts the so-called simplified approach, which does not require the recognition of periodic changes in credit risk, but rather the accounting of an expected credit loss calculated over the entire life of the credit (lifetime ECL) according to the provision matrix approach. ECLs of accounts receivable are measured on a collective basis. The grouping is based on geographical region, customer rating, the type of collateral or whether the receivables are covered by trade credit insurance as well as the type of customer. The ECL model is forward-looking and the expected default rates are based on the realized losses in the past based on the previous three years considering the time value of money, probability-weighted outcome, supportable information available without undue cost or effort about the past events, current conditions and forecasts of future economic conditions. The lifetime ECL allowances are calculated using the gross carrying amounts of the outstanding trade receivables and the expected default rates with probability-weighted outcomes. The historically observed default rates are updated annually. In addition, forward-looking specific provision is prepared in cases where the basic ECL allowance based on the historical loss data does not cover expected losses, which includes the impact of expected changes in the economic, regulatory and technological environment (such as industry outlook, GDP, employment, politics), and external market indicators. The estimates are based on a systematic, on-going review and evaluation performed as part of the credit-risk evaluation process. The specific provision is updated on a quarterly basis.

Financial liabilities

In accordance with IFRS 9 Financial Instruments, financial liabilities are categorized as:

I.	financial liabilities at fair value through profit or loss

II.financial liabilities measured at amortized cost

Financial liabilities at fair value through profit or loss include derivatives that are classified at fair value through profit and loss unless they are designated as effective hedging instruments.

Financial liabilities measured at amortized cost are initially carried at fair value. Transaction costs are included in the original carrying amount of financial liabilities. All financial liabilities are subsequently carried at amortized cost using the effective interest rate method. Financial liabilities are classified as current liabilities, except for maturities over 12 months after the balance sheet date, in which case they are classified as long-term liabilities.

Current financial liabilities include current interest-bearing liabilities, accounts payables and other current liabilities. Accounts payables correspond primarily to trade payables. They also include payables that have been transferred to a vendor financing program, as there is no material difference in the nature or terms of the liabilities compared to other trade payables.

Long-term financial liabilities include long-term loans from financial institutions, loans from related parties and other liabilities.

Derivatives

The Group’s derivative instruments may include foreign exchange forward contracts and options, interest rate swaps, interest rate options and cross-currency swaps. Foreign exchange forward contracts and options are used to hedge against changes in the value of receivables and liabilities denominated in a foreign currency, and interest rate swaps and interest rate options to hedge against interest rate risk. Cross-currency swaps are used to hedge against changes in value of foreign currency denominated receivables and liabilities and against interest rate risk.

Foreign exchange forward contracts and options, interest rate swaps and options and cross currency swaps are measured at fair value on the day that the Group becomes a party to the contract. Subsequent measurement is also at fair value. Foreign exchange derivatives are measured at fair value using the closing rates quoted by the European Central Bank on the reporting date together with common pricing models that are used for valuation of foreign exchange forward contracts and options. The fair values of interest rate and cross currency swaps are calculated as the current value of future cash flows. Interest rate options are valued with year-end interest rates together with common option pricing models.

Gains and losses from fair value measurement are treated in accordance with the purpose of the derivative financial instrument. For maturities below 12 months after the balance sheet date, the fair value of the derivatives is presented in prepaid expenses and other receivables or other liabilities. For maturities over 12 months, the fair value is presented in other non-current assets or other liabilities.

Changes in the value of derivative instruments, which do not qualify for hedge accounting are recorded as finance income and expenses, except for when they are associated with hedging the cash flow from operating activities, in which case they are recorded in other operating income and expenses.

Hedge accounting

The Group applies cash flow hedge accounting to foreign exchange derivatives that hedge material cash flows from operating activities. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges, in accordance with IFRS 9 Financial Instruments, is recognized in the fair value and other reserves under shareholders’ equity. Any ineffective component, however, will be immediately recognized in the consolidated statement of loss and other comprehensive income and loss. The cumulative change in gains or losses for the effective hedges is transferred to the income statement for the period when the hedged item is recorded in the consolidated statement of loss and other comprehensive income and loss.

When a hedging instrument expires, is sold, or if the hedge does not meet the requirements set for hedge accounting under IFRS 9 Financial Instruments, any cumulative gain or loss recorded in equity remains in equity until the forecasted transaction is recorded in the consolidated statement of loss and other comprehensive income and loss. When the forecasted cash flow is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately recorded in other operating income and expenses in the case of an operating cash flow hedge.

When initiating hedge accounting, the Group documents the correlation between the hedged item and the hedging instruments, as well as the Group’s risk management objective and hedge initiation strategy. The Group documents and evaluates the effectiveness of hedges when initiating hedging and on a quarterly basis by examining the degree to which the hedging instrument offsets changes in the fair value and cash flow of the hedged item.

The Group does not hedge the net investment in foreign subsidiary operations with derivatives.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand and deposits held at call with banks.

Revenue recognition

Revenue comprises sale of products and services, and license fees. Revenue is presented net of value added tax, discounts, incentives, rebates earned by customers, and estimated returns.

Management applies the following five step model when determining the timing and amount of revenue recognition:

1.	identifying the contracts with customers,
2.	identifying the separate performance obligations,
3.	determining the transaction price,
4.	allocating the transaction price to separate performance obligations, and
5.	recognizing revenue when each performance obligation is satisfied.

Revenue is recognized at the point in time when control of the products and services are transferred to the customer in accordance with the terms of delivery at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those products and services in the ordinary course of the Group’s activities.

Revenue recognized from services comprises mainly freight services in the Group’s operating segments. The revenue from the freight services is recognized at a point in time upon the delivery of the goods when the control has been transferred to the customer.

The Group sells products and services through three channels: wholesale, own retail and ecommerce, with the latter two belonging to direct-to-consumer (DTC).

In wholesale, volume rebates, performance bonuses and payment term discounts are offered to certain major customers. The Group typically applies the expected value method to estimate the variable consideration for the expected future rebates and performance bonuses. Certain contracts provide wholesale customers with a right to return goods within a specified period. The Group recognizes a refund liability as a reduction of revenue and a corresponding right of return asset as reduction of cost of goods sold based on the expected future return rates derived from historical data.

In own retail and ecommerce, revenue is recognized when control of the products is transferred to the customer, which occurs upon delivery to the customer or point of sale for sales in own retail stores. In ecommerce, the products sold online can be returned within 14-30 days of receipt of the products. For expected returns, the Group recognizes a refund liability as a reduction of revenue and a corresponding right of return asset as reduction of cost of goods sold based on the expected future return rates derived from historical data. A contract liability is recognized from the sale of gift cards in own retail and ecommerce. The Group expects to be entitled to a breakage amount. It recognizes breakage amount as revenue in proportion to the pattern of rights exercised by customers based on historical data.

The Group provides warranties that promise the customer that the delivered product is as typically specified in the contract and covers general repairs for defects that existed at the time of sale, as required by law. These assurance-type warranties are accounted for under IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

Revenue obtained from other companies is booked to license income when such companies manufacture or sell products bearing the Group’s trademarks. License income based on fixed license agreements is recognized evenly throughout the financial year, while license income determined by sales volumes is recognized during the financial year as the licensee generates sales revenue. The non-refundable minimum guarantees related to certain licensing agreements are for functional intellectual properties, while the guarantee revenue is recognized at the point in time the control of the license is transferred to the customer.

Pension plans

The Group’s pension arrangements comply with the local rules and practices of the countries where the Group operates. The Group’s pension arrangements are either defined contribution or defined benefit plans. Under defined contribution based plans, the Group pays fixed contributions into a separate entity (a fund) and does not have any legal or constructive obligation to pay further contributions. Under defined contribution plans, the Group’s contributions are recorded as an expense in the period to which they relate.

Defined benefit plans are post-employment benefit plans other than defined contribution plans. The defined benefit plans are partially or fully funded through payments to insurance companies or contributions to trustee-administered funds. In defined benefit plans, the pension expenses recognized in the consolidated statement of loss and other comprehensive income and loss are determined using the projected unit credit method, which calculates the present value of the obligation and the related service costs. The pension liability is measured by calculating the present value of future pension obligations, discounted using the market yield on high quality corporate bonds or government bonds in countries where there is no deep market for such bonds. The defined benefit plan asset is measured at fair market value as of the reporting date. The net liability (asset) recognized in the consolidated statement of financial position is the present value of the pension obligation less the fair value of the plan assets.

All actuarial gains and losses relating to post-employment benefits are recognized in full in other comprehensive income and loss. For other long-term employee benefits, the Group recognizes actuarial gains and losses immediately in the consolidated statement of loss. All past service costs are recognized immediately in the consolidated statement of loss when the plan amendment, curtailment or settlement occurs. Net interest expense (income) is determined based on the net defined benefit liability (asset) and the discount rate at the beginning of the year.

Expenses related to defined benefit post-employment plans are reported as follows:

−	service cost
−	net interest expense
−	remeasurement components under OCI. Actuarial gains and losses are not classified to the consolidated statement of loss in subsequent periods.

Share-based payments

The Group’s key employees have been granted options under two share-based incentive plans - the Employee Stock Ownership Plan 2019 and Employee and Stock Ownership Plan 2023. Options settled in shares only are measured on the grant date. Options settled in cash or shares at the election of certain employees are remeasured to fair value at the end of each reporting period until settlement. The share-based payments expense is recognized over the requisite service period with the offsetting credit to equity for options that are settled in shares, and with the offsetting credit to liabilities for options that are settled in cash or shares at the election of certain employees, when it is probable that the service vesting condition and non-market performance condition, if applicable, will be met.

When the terms or conditions of options granted to employees have been modified, the effect of modifications that increase the total fair value of the share-based payment arrangement or are otherwise beneficial to the employees would be recognized. The incremental fair value granted is the difference between the fair value of the modified options and that of the original options, both estimated as at the date of the modification. When modification occurs during the vesting period, the incremental fair value granted is included in the measurement of the amount recognized for services received over the period from the modification date until the date when the modified options vest, in addition to the amount based on the grant date fair value of the original options, which is recognized over the remainder of the original vesting period. When a modification changes the classification of a share-based payment transaction from cash-settled award to equity-settled award, the liability for the cash-settled award is remeasured until the modification date and is reclassified to equity.

Income taxes

Current income taxes

Current income taxes comprise the taxes for the financial year calculated based on the result for the period and in accordance with the tax legislation of each company’s local domicile as well as assessed or returned taxes for previous financial periods.

Deferred taxes

Deferred tax assets and liabilities are calculated on all temporary differences between the book and tax base of assets in accordance with the tax rate at the balance sheet date or with the substantially enacted future tax rate. Temporary differences arise from factors such as unused tax losses, depreciation differences, provisions, defined benefit pension plans, the fair valuation of derivative financial instruments, the internal inventory margin as well as measurements to fair value of assets in connection with business acquisitions. Deferred tax liabilities are not recognized for unremitted earnings of subsidiaries to the extent that they are expected to be permanently invested in international operations. These earnings, the amount of which cannot be practicably computed, could become subject to additional tax if they were remitted as dividends or if the Company were to sell the shareholdings in the subsidiaries. A deferred tax asset is recognized as a result of unused tax losses and other temporary differences to the extent that it is probable that these can be utilized in future financial periods. For the assessment of probability, in addition to past performance and the respective prospects for the foreseeable future, appropriate tax structuring measures are also taken into consideration. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same tax authority and the same taxable entity, and are expected to reverse in a period or periods in which the tax loss or credit can be utilized.

Segment information

The Group’s organizational structure comprises the following reportable segments for financial reporting purposes: Technical Apparel consisting of the brands Arc’teryx and Peak Performance, Outdoor Performance consisting of the brands Salomon, Atomic, Armada and ENVE, and Ball & Racquet Sports consisting of the brands Wilson, Demarini, Louisville Slugger, Evoshield and ATEC. The Group reports revenue for four geographical areas: EMEA, Americas, Greater China and Asia Pacific excluding Greater China.

The CEO is the chief operating decision-maker who monitors the operating results of the segments to assess performance and make decisions about resource allocation.

Business combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured as the aggregate of the fair values of the assets transferred, and liabilities incurred towards the former owners of the acquired entity. Acquisition-related costs are recognized as expenses in the consolidated statement of loss and other comprehensive income and loss in the period in which the costs are incurred and the related services are received.

Intangible assets

The Group’s intangible assets and goodwill primarily result from the acquisition of Amer Sports Corporation and its subsidiaries by Amer Sports Holding Oy on April 1, 2019. Following the initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any. The useful life of intangible assets is assessed as either finite or indefinite.

Intangible assets with indefinite useful lives

Intangible assets with indefinite useful lives comprise brand names and trademarks. As the brand names and trademarks are core to the business and as there is no foreseeable limit to the future cash flows generated by the intangible assets, brand names and trademarks are assessed as indefinitely lived. Brand names and trademarks with indefinite useful lives are not amortized but tested for impairment at least on an annual basis (see impairment of assets below). Impairment testing is performed by comparing the recoverable amount of the asset to its carrying value. Any resulting impairment loss is recorded in the consolidated statement of loss and other comprehensive income and loss.

Intangible assets with finite useful lives

Intangible assets with a finite useful life consist of patents and software licenses, and are amortized on a straight-line basis over the useful life of 3 to 15 years. Patents and software licenses are reviewed at the end of each reporting period to determine whether there is any indication of impairment and if any impairment indication exists, the asset is then tested for impairment.

Development expenses are capitalized when they meet the recognition criteria in IAS 38 Intangible Assets and amortized during their useful lives.

The Group capitalizes development costs as intangible assets only when the following criteria are met:

−	the technical feasibility of completing the intangible asset exists,
−	there is an intent to complete and an ability to use or sell the intangible asset,
−	the intangible asset will generate probable future economic benefits,
−	there are adequate resources available to complete the development and to use or sell the intangible asset, and
−	there is the ability to reliably measure the expenditure attributable to the intangible asset during its development.

Goodwill

Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets measured at the date of acquisition. Goodwill is stated at historical cost less any accumulated impairment losses and is not amortized. Goodwill has been allocated to the cash-generating units (CGU) and are tested for impairment annually and if there are triggering events by comparing the recoverable amount of a CGU to its carrying value. An impairment loss is recognized in the consolidated statement of loss and other comprehensive income and loss, if the carrying amount of the CGU exceeds its recoverable amount.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses.

Depreciation is calculated on a straight-line basis in order to write down the cost of the assets to their residual values over their expected useful lives, adjusting for any impairment. The depreciation periods are:

Asset category	Estimated useful life
Buildings and constructions	25-40 years
Machinery and equipment	3-10 years
Leasehold improvements	shorter of the lease term or useful life

Land areas are not depreciated.

Property, plant and equipment are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, the asset is then tested for impairment by comparing its recoverable amount to its carrying value. Impairment losses are recorded in the consolidated statement of loss and other comprehensive income and loss.

Leases

At the inception of a contract, the Group assesses whether the contract is, or contains, a lease. The contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The lease contracts, where the Group acts as a lessee under IFRS 16 Leases consist mainly of real estate (e.g. retail stores, offices, warehouses) and cars. The Group recognizes a right- of-use asset and a lease liability at the lease commencement date.

The Group has elected to use the exemptions proposed by the standard on lease contracts for which the lease term is shorter than 12 months and on lease contracts for which the underlying asset is of low-value (e.g. laptops, mobile phones; below USD 5 thousand). The lease expenses for short-term and low-value contracts as well as for lease contracts with variable leases based on net sales of the leased premises are recognized as rent expenses over the lease term in the consolidated statement of loss and other comprehensive income and loss.

Lease liabilities

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the incremental borrowing rate is applied. The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and the type of the leased asset.

Lease payments included in the measurement of the lease liability comprise the fixed payments (including the in-substance fixed payments), variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee, and the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early. The Group applies judgment in evaluating whether it is reasonably certain to exercise or not to exercise the option to extend or terminate the lease. It considers all relevant factors that create an economic incentive for it to exercise either the extension or termination.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or a rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment. A corresponding adjustment is done to the carrying amount of the right-of-use asset, or it is recorded in the consolidated statement of loss and other comprehensive income and loss if the carrying amount of the right-of-use asset has been reduced to zero.

Right-of-use assets

The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying assets or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case, the right-of-use asset is depreciated over the useful life of the underlying asset, which is determined on the same basis as for the property, plant and equipment. In addition, the right-of-use asset is reduced by potential impairment losses, and adjusted for certain remeasurements of the lease liability.

In 2022, the Group applied the amendments to IFRS 16 Leases as an optional practical expedient to allow lessees not to account for rent concessions as lease modifications if they are a direct consequence of COVID-19 and meet certain conditions. The practical expedient applies only if the revised consideration is substantially the same or less than the original consideration, the reduction in lease payments relates to payments due on or before June 30, 2022, and no other substantive changes have been made to the terms of the lease. All those rent concessions that met the aforementioned conditions were recognized as variable lease payment reductions in the consolidated statement of loss and other comprehensive income and loss. In 2023 the amendment to IFRS 16 was no longer valid.

Impairment of non-financial assets

The Group’s operations have been divided into cash generating units (CGU) representing the Group’s brands and reflecting the lowest level at which goodwill is monitored for internal management purposes. A cash generating unit determined for the impairment testing purposes is the smallest group of assets generating cash inflows largely independent of the cash inflows from other assets or groups of assets.

At each reporting date, the Group reviews the carrying amounts of its non-financial assets to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment.

Impairment testing is performed by comparing the recoverable amount of an asset or CGU to its carrying amount. The recoverable amount of an asset or CGU is the higher of its fair value less costs of disposal and value in use (“VIU”). VIU has been calculated using the discounted cash flow method for each CGU (refer to note 9 for further details).

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses are recognized in the consolidated statement of loss and other comprehensive income and loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Inventories

Inventories are measured at the lower of cost calculated according to the first-in-first-out principle or the net realizable value. For self-manufactured products, the cost includes direct wages and raw material costs as well as a portion of the indirect costs. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in realizable value, the amount of the write-down previously recorded is reversed.

Provisions

Obligations arising as the consequence of a past event, which are legal or which the Company has an actual obligation to settle and are considered certain or likely to occur, are recognized in the consolidated statement of loss and other comprehensive income and loss. They are presented in the consolidated statement of financial position as provisions when it is probable that the resources will be transferred out of the Group but the precise amount or timing is not known. The most important regular provisions are due to the repair or replacement of products during the warranty period. These provisions are determined on the basis of historical experience. A provision for reorganization is made when the Group has drawn up a detailed reorganization plan and announced the reorganization.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized in the consolidated statement of loss and other comprehensive income and loss.

Significant accounting judgments, estimates, and assumptions

When preparing the consolidated financial statements, the Group’s management makes judgments and estimates influencing the content of the consolidated financial statements and it must exercise its judgment regarding the application of accounting policies. The judgments and estimates are based on a set of underlying data that may include management’s historical experience, knowledge of current event and conditions, and other factors that are believed to be reasonable under the circumstances. Management continuously evaluates the judgments and estimates it uses. These estimates have been applied in a manner that is consistent with prior periods. There are no known trends, commitments, events or uncertainties that the Group believes will materially affect the methodology or assumptions used in making these judgments and estimates in the consolidated financial statements.

The following are the accounting policies subject to judgments and estimates that the Group believes could have the most significant impact on the amounts recognized in the consolidated financial statements.

Actual results may differ from these estimates. Any changes in the estimates and assumptions are recognized in the period in which the estimate or assumption is revised.

Impairment of non-financial assets

The carrying amounts of non-current tangible and intangible assets are assessed by means of impairment tests whenever there is an indication of impairment. Any impairment of goodwill and other intangible assets having an indefinite useful life are nevertheless assessed at least once a year.

More details of the impairment are disclosed under note 9.

Provisions

Provisions are recognized in the consolidated statement of financial position when there is a legal or actual obligation for the Company to settle an obligation arising as the consequence of a past event that is considered certain or likely to occur. The most important regular provisions are due to the repair or replacement of products during the warranty period. These provisions are determined on the basis of historical experience. The provisions recognized represent management’s best estimate of the present value of the future costs assumed to be incurred. The actual costs may differ from the estimated.

More details on the provisions are disclosed in note 21.

Accounts receivable

The Group has a significant number of customers which minimizes the concentration of credit risks. Ongoing estimates are done related to the ability to collect the Group’s accounts receivables and maintain an allowance for estimated credit losses resulting from the ability of the Group’s customers to make the required payments. The historical levels of credit losses are considered to make judgments about the creditworthiness of the customers based on ongoing credit evaluations.

More details on the aging and valuation provisions of the accounts receivables are disclosed in note 28.

Inventories

Inventory is carried at the lower of cost calculated according to the first-in-first-out principle or the net realizable value. The net realizable value requires an estimate of the products’ future selling prices. When assessing the net realizable value of the inventories, the Group considers multiple factors and uses estimates related to fluctuations in inventory levels, aging of inventory, customer behavior and anticipated sales volume, seasonality, expected selling prices and selling costs.

More details on the inventory provisions are disclosed in note 16.

Income taxes

Management judgment is required in determining provisions for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. The Group is also subject to income taxes in various jurisdictions. Judgment is required in determining the Group’s provision for income taxes. There may be transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group anticipates questions arising in tax audits and recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

More details on the income taxes are disclosed under note 12.

Pension plans

The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (or income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of pension obligations.

The Group determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. Other key assumptions for pension obligations are based in part on current market conditions.

More details on the pension plans are disclosed under note 8.

Share-based payments

Options granted will vest upon satisfaction of service and performance conditions, and an exit event (a public offering of the shares of the Company or a sale of the controlling majority of the shares in the Company or business assets) (the “exit event”), which is a non-market performance condition. For options with service and/or performance conditions, the amount of compensation expense recognized is based on the number of awards expected to vest, reflecting estimated expected forfeitures, and is adjusted to reflect those awards that do ultimately vest. The forfeiture rate is based on management’s best estimate of expected forfeitures, taking into consideration historical trends and expected future behavior. For options with a non-market performance condition (i.e. exit event), the Company recognizes the expense if and when the Company concludes that it is probable that the exit event will be achieved. The Company deemed the exit event probable as of December 28, 2023.

The fair values of the options at grant date, at modification date and at the end of the reporting period are estimated using the Monte Carlo simulation model including any market performance conditions and excluding the impact of any service and non-market performance vesting conditions.

3.	SEGMENT REPORTING

The Group’s Chief Operating Decision Maker (“CODM”) reviews results of operations to make decisions about allocating resources and assessing performance. Based on the current reporting structures, decision-making processes and considering the aggregation criteria in IFRS 8.12, the Company identified three reportable segments: Technical Apparel, Outdoor Performance as well as Ball & Racquet Sports.

Operating and reportable segments

The Company has four operating segments: Technical Apparel, Salomon, Winter Sports Equipment and Ball & Racquet Sports. As permitted by IFRS 8 Operating segments, the Company assessed, based on the qualitative aggregation criteria mentioned in IFRS 8.12 and on a quantitative analysis based on gross margins, if Salomon and Winter Sports Equipment are similar and could be aggregated to one reportable segment. The following aggregation criteria were analyzed by the Company: Nature of the products and services, nature of the production processes, type or class of customer for the products and services and methods used to distribute the products or provide the service. Based on the Company’s assessment, the Company concluded that the operating segments Salomon and Winter Sports Equipment are similar and can be aggregated into the reportable segment Outdoor Performance. Therefore, the Company identified three reportable segments: Technical Apparel, Outdoor Performance as well as Ball & Racquet Sports. The Company measures each operating segment’s performance based on revenue and adjusted operating profit as these are the measures used by the CODM for assessing the performance of operating segments. Each of the segments includes different brands and comprises a range of products.

Technical Apparel

Technical Apparel includes outdoor apparel, footwear and accessories and consists of the Arc’teryx and Peak Performance brands.

Outdoor Performance

Outdoor Performance includes outdoor apparel, footwear, accessories and winter sports equipment and consists of our Salomon, Atomic, Armada and ENVE brands. While the operating segments Salomon and Winter Sports Equipment are separately managed and reported, the operating segments have been aggregated into one reportable segment as they have similar products, production processes, type of customers, methods used to distribute as well as average gross margins and similar expected growth rates.

Ball & Racquet Sports

Ball & Racquet Sports includes sports equipment, apparel and accessories and consists of our Wilson, Louisville Slugger, DeMarini, EvoShield and Atec brands, all of which comprise the Wilson Sporting Goods portfolio.

Information on reportable segments

For the fiscal year ended December 31, 2023

USD million	Technical Apparel	Outdoor Performance	Ball & Racquet Sports	Reconciliation [7]	Group
Revenue	1,592.8	1,667.8	1,107.8	—	(4,368.4)
Depreciation and amortization	92.1	94.7	27.7	6.4	220.9

Adjusted operating profit	314.4	151.3	30.6	(63.7)	432.7
Adjustments
PPA [1]					(42.7)
Restructuring expenses [2]					(2.3)
Impairment losses on goodwill and intangible assets [3]					0.0
Expenses related to transaction activities [4]					(33.9)
Expenses related to certain legal proceedings [5]					(3.3)
Share-based payments [6]					(47.9)
Finance cost					(413.4)
Finance income					6.4
Loss before tax					(104.6)

1	Purchase Price Adjustments (PPA) include amortizations and depreciations on the fair value adjustments of intangible and tangible assets resulting from the Acquisitions.
2	Includes expenses for restructuring from exit and termination events.
3	Includes impairment losses on goodwill and intangible assets.
4	Includes advisory fees in connection with M&A activities and the IPO.
5	Includes expenses related to certain significant legal proceedings.
6	Included expenses for the share-based payments.
7	Includes corporate expenses, which have not been allocated to the reportable segments.

For the fiscal year ended December 31, 2022

USD million	Technical Apparel	Outdoor Performance	Ball & Racquet Sports	Reconciliation [6]	Group
Revenue	1,095.5	1,416.5	1,036.7	—	3,548.8
Depreciation and amortization	79.7	84.4	23.4	6.8	194.3

Adjusted operating profit	171.4	117.6	60.9	(48.9)	301.0
Adjustments
PPA [1]					(42.3)
Restructuring expenses [2]					(5.8)
Impairment losses on goodwill and intangible assets [3]					(198.1)
Expenses related to transaction activities [4]					(0.3)
Expenses related to certain legal proceedings [5]					(3.9)
Finance cost					(236.5)
Finance income					3.3
Loss before tax					(182.6)

1	Purchase Price Adjustments (PPA) include amortizations and depreciations on the fair value adjustments of intangible and tangible assets resulting from the
2	Includes expenses for restructuring from exit and termination events.
3	Includes impairment losses on goodwill and intangible assets.
4	Includes advisory fees in connection with M&A activities and the IPO.
5	Includes expenses related to certain significant legal proceedings.
6	Includes corporate expenses, which have not been allocated to the reportable segments.

For the fiscal year ended December 31, 2021

USD million	Technical Apparel	Outdoor Performance	Ball & Racquet Sports	Reconciliation [6]	Group
Revenue	950.7	1,235.7	880.1	—	3,066.5
Depreciation and amortization	73.6	95.9	20.4	5.8	195.7

Adjusted operating profit	164.2	91.7	57.2	(42.6)	270.6
Adjustments
PPA [1]					(49.5)
Restructuring expenses [2]					(33.6)
Impairment losses on goodwill and intangible assets [3]					—
Expenses related to transaction activities [4]					(0.6)
Expenses related to certain legal proceedings [5]					—
Finance cost					(279.0)
Finance income					2.3
Loss before tax					(89.8)

1	Purchase Price Adjustments (PPA) include amortizations and depreciations on the fair value adjustments of intangible and tangible assets resulting from the
2	Includes expenses for restructuring from exit and termination events.
3	Includes impairment losses on goodwill and intangible assets.
4	Includes advisory fees in connection with M&A activities and the IPO.
5	Includes expenses related to certain significant legal proceedings.
6	Includes corporate expenses, which have not been allocated to the reportable segments.

The Company does not present other items of the consolidated statement of loss and other comprehensive income and loss as well as assets and liabilities per segment as such information is not evaluated or used by the CODM for decision-making purposes on a regular basis.

The majority (77.5%, 80.5% and 79.0% as of December 31, 2023, December 31, 2022 and December 31, 2021, respectively) of non-current assets, comprising of goodwill, other intangible assets, property, plant and equipment as well as right-of-use assets are located in Finland. There is no other country, in which more than 8% of the total non-current assets are located, so that no other country is deemed individually material for the Group in all years presented for the purpose of this disclosure.

4.	REVENUE FROM CONTRACTS WITH CUSTOMERS

Amer Sports operates primarily in one industry - the design, manufacturing, distribution, selling and marketing of sporting goods, apparel and footwear.

The Group is managed through its global brands supported by regional sales organizations and group wide platforms such as global operations and sourcing, IT and finance.

Amer Sports brands operate in the following key categories:

Technical Apparel. Technical Apparel includes Arc’teryx and Peak Performance.

Outdoor Performance. Outdoor Performance includes Salomon, Atomic, Armada and ENVE.

Ball & Racquet Sports. Ball & Racquet Sports includes Wilson, Demarini, Louisville Slugger, Evoshield, and ATEC.

Geographic revenues are presented according to customers’ location.

GEOGRAPHIC BREAKDOWN OF REVENUES

USD million	2023	2022	2021
EMEA[1]	1,450.3	1,270.7	1,225.6
Americas[2]	1,726.8	1,504.4	1,253.0
Greater China[3]	841.4	523.8	372.9
Asia Pacific[4]	350.0	249.9	215.0
Total	4,368.4	3,548.8	3,066.5

1	Consists of Europe, the Middle East and Africa. The revenue generated in this region primarily consists of sales in France, Germany, the UK, Austria, Switzerland, Sweden, Norway, Italy and Spain. No country in the region generated more than 6% of the total Group revenue and is therefore not deemed individually material for the Group in all years presented.
2	Consists of the United States, Canada and other countries in Latin America. Revenue generated in the United States comprised 74.1%, 79.9% and 78.6% of the sales of the region for 2023, 2022 and 2021, respectively. No other area in the region generated more than 9% of the total Group revenue and is therefore not deemed individually material for the Group in all years presented.
3	Consists of Mainland China, Hong Kong, Taiwan and Macau. Revenue generated in Mainland China comprised 94.7%, 96.5% and 95.9% of the sales of the region for 2023, 2022 and 2021, respectively. No other country in the region generated more than 1% of the total Group revenue and is therefore not deemed individually material for the Group in all years presented.
4	Excludes Greater China. The Company has own sales companies in Japan, South Korea, Australia and Malaysia in the region. No country in this region is deemed individually material in terms of revenues for the Group.

BREAKDOWN OF REVENUES BY SEGMENT

USD million	2023	2022	2021
Technical Apparel	1,592.8	1,095.5	950.7
Outdoor Performance	1,667.8	1,416.5	1,235.7
Ball & Racquet Sports	1,107.8	1,036.7	880.1
Total	4,368.4	3,548.8	3,066.5

BREAKDOWN OF REVENUES BY CHANNEL

USD million	2023	2022	2021
Wholesale	2,809.6	2,502.7	2,236.3
Retail	840.4	532.3	425.8
E-commerce	718.4	513.8	404.4
Total	4,368.4	3,548.8	3,066.5

The Company did not recognize 10% or more of total revenue with one single customer in any of the periods presented.

CONTRACT BALANCES

Contract liabilities amounted to USD 25.0 million as of December 31, 2023 and USD 20.8 million as of December 31, 2022, and primarily relate to advance payments received as well as accrued discounts and rebates. The Company expects that these contract liabilities will result in revenue within one year.

RIGHT OF RETURN ASSETS AND REFUND LIABILITIES

USD million	December 31, 2023	December 31, 2022
Right of return assets	14.3	11.4
Refund liabilities	35.5	38.2

Right of return assets represent Amer Sports’ right to recover the products expected to be returned by customers. The asset is measured at the former carrying amount of the inventory less any expected costs to recover the products, including any potential decreases in the value of the returned products.

Refund liabilities represent the obligation to refund some or all of the consideration receivable from the customer and is measured at the amount Amer Sports expects it will have to return to the customer.

5.SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

USD million	2023	2022	2021
Selling and marketing expenses	1,381.7	1,107.6	962.6
Administrative and other expenses	600.8	415.1	364.4
Total	1,982.5	1,522.7	1,327.0

The Company has reclassified certain amounts presented on the face of the consolidated statement of loss and other comprehensive income and loss for 2022 and 2021 to conform to the presentation for 2023. The line items Selling and marketing expenses and Administrative and other expenses were previously presented as separate amounts and are now combined into one line item named Selling, general and administrative expenses on the consolidated statement of loss and other comprehensive income and loss, for all periods presented. The Company elected to make this reclassification as they believe it provides a more meaningful presentation to investors of the costs by function, and improves comparability to peers.

6.OTHER OPERATING INCOME

USD million	2023	2022	2021
Gain on sale of property, plant and equipment	0.5	0.3	0.0
Government subsidies	4.2	7.0	5.3
Credits for research and competitiveness taxes	0.5	0.6	0.4
Insurance compensations	0.0	0.2	0.8
Other	6.1	3.3	2.5
Total	11.2	11.4	9.0

7.	EMPLOYEE BENEFITS

Employee benefit expenses

USD million	2023	2022	2021
Wages and salaries	636.5	541.3	514.3
Share-based payments (ESOP)	46.0	—	—
Social expenditure
Pensions - defined contribution plans	35.4	27.2	25.9
Pensions - defined benefit plans	2.7	3.1	4.7
Social security expenses	119.7	102.4	98.8
Total	840.3	674.0	643.7

In countries where social expenditure paid to the government cannot be divided between pensions and other social security, the expenses are presented under the heading social security expenses.

The Group has share-based incentive plans (ESOP) in place. They are presented in note 10.

Salaries and other compensation of the management are presented in note 26.

8.	PENSIONS

The pension arrangements for the Group companies are based on local regulations and practices in each country. Amer Sports, Inc. has no employees and therefore had no pension arrangements in place during the periods presented. The Group’s defined benefit pension plans at the end of the reporting period relate to the Group’s operating entities. The Group has defined benefit pension plans in the United States, France, Switzerland, the UK, Germany, Japan, Sweden and Austria. These plans are partially or fully funded. In some countries the funding is carried out through external pension funds whose assets are not included in the Group’s assets. Contributions to the funds are made in accordance with local regulations. In the United States and the UK, the pension plans are closed, and new members are no longer accepted.

The Group’s pension arrangements comply with the local rules and practices of the countries where the Group operates. The Group’s pension arrangements are either defined contribution or defined benefit plans. Under defined contribution plans, the Group pays fixed contributions into a separate entity (a fund) and does not have any legal or constructive obligation to pay further contributions. Under defined contribution plans, the Group’s contributions are recorded as an expense in the period to which they relate.

Defined benefit plans are post-employment benefit plans other than defined contribution plans. In total, there are 14 post-employment benefit plans qualifying as defined benefit plans. The defined benefit plans in the USA, the UK and Austria represent approximately 84% of the defined benefit obligation and are described in more detail:

USA Wilson Retirement Pension Plan (USA Wilson Plan)

Wilson Sporting Goods Co. provides to the participants of the USA Wilson Plan benefit as a flat dollar amount for each year of service. The plan was offered to employees who joined the Company before January 1, 2003 (November 22, 2004 for union employees). New employees are offered a defined contribution plan only. For salaried plan participants, the benefit is a final salary pension plan offered to employees who joined the Company before January 1, 1999. New employees (hired after 1998) are offered a defined contribution plan only. The plan operates under trust law and is managed and administered by the Trustee on behalf of the members. The plan’s assets are held by the trust. The former Retirement Income Plan was merged into the USA Wilson Plan in 2022, effective December 31, 2022.

USA Post Retirement Life Insurance and Medical Plan

According to the Post Retirement Life Insurance and Medical Plan, Wilson Sporting Goods Co. provides life insurance benefits to salaried employees who joined the Company before January 1, 1999 and hourly employees who joined the Company before January 1, 2003 (November 22, 2004 for union employees). The Post Retirement Life Insurance and Medical Plan grants post-employment benefits.

USA Post Retirement Disabled Life Insurance and LTD Medical Plan

According to the plan, Wilson Sporting Goods Co. provides post retirement life insurance benefits to employees who were disabled prior to 2012 with coverage ending at age 65. The plan grants post-employment benefits.

UK Wilson Sporting Goods Company Limited Pension and Life Assurance Plan (UK Wilson Plan):

The UK Wilson Plan within Amer Sports UK Limited is an occupational defined benefit pension scheme that is set up under irrevocable Trust. The UK Wilson Plan grants post-employment benefits. Assets are invested in Mobius Life as institutional investment platform and held for the purpose of paying pensions and other benefits in accordance with the Trust Deed & Rules. The plan was closed to new entrants for pension benefits with effect from January 1, 2003 and was closed to future accrual of benefits with effect from January 31, 2008.

Austria Severance Payment schemes OLD

Amer Sports Austria GmbH, Amer Sports Holding GmbH and Atomic Austria GmbH have to pay a statutory amount, which is based on the employee’s seniority at time of retirement, expressed as a defined number of month’s salary. Payment is due in the event of resignation, such as early termination with entitlement to severance payment (e.g., in the event of termination by the employer or termination by mutual consent), old- age pension (“Alterspension”), disability (“Berufsunfähigkeit”) or death. The unfunded Severance Payment Schemes OLD grants post-employment benefits. The payment scheme was closed by law for new entrants after December 31, 2002.

In the USA the former Retirement Income Plan was merged into the Hourly Pension Plan in 2022, renamed the Wilson Retirement Pension Plan, effective December 31, 2022. The merger of the plan is based on the status achieved as at December 31, 2022, and therefore has no accounting and/or presentation implications for the consolidated financial statements.

The net liability recognized in the statement of financial position relating to defined benefit pension plans is defined as follows:

USD million	December 31, 2023	December 31, 2022
Present value of funded obligations	181.2	168.4
Fair value of plan assets	(157.3)	(136.6)
Net liability in the consolidated statement of financial position	23.9	31.8

The movements in the defined benefit obligation in 2023 were as follows:

USD million	Present value of obligation	Fair value of plan asset	Total
At January 1, 2023	168.4	(136.6)	31.8
Current service cost	3.0		3.0
Past service cost and gains and losses on settlements	(0.2)		(0.2)
Administration cost paid from plan assets	(0.3)	0.3	0.0
Interest expense/(income)	7.8	(6.9)	0.9
Cost recognized in the consolidated statement of loss	10.3	(6.6)	3.6

Remeasurements:
Return on plan assets, excluding amounts included in
interest expenses/(income)		(11.3)	(11.3)
(Gain)/loss from change in demographic assumptions	(0.2)		(0.2)
(Gain)/loss from change in financial assumptions	5.1		5.1
Experience (gains)/losses	3.9	(1.1)	2.8
Remeasurements effects recognized in OCI	8.8	(12.4)	(3.6)

Contributions:
Employers	(0.3)	(6.1)	(6.4)
Employees	0.4	(0.4)	0.0
Benefits paid from plan assets	(10.0)	7.5	(2.5)

Other changes	2.0	(0.8)	1.2

Exchange rate differences	1.7	(1.9)	(0.2)
At December 31, 2023	181.2	(157.3)	23.9

The movements in the defined benefit obligation in 2022 were as follows:

USD million	Present value of obligation	Fair value of plan asset	Total
At January 1, 2022	231.1	(179.1)	51.9
Current service cost	3.1	0.0	3.1
Past service cost and gains and losses on settlements	(0.4)	0.0	(0.4)
Administration cost paid from plan assets	(0.4)	0.4	0.0
Interest expense/(income)	4.8	(4.4)	0.4
Cost recognized in the consolidated statement of loss	7.0	(3.9)	3.1

Remeasurements:
Return on plan assets, excluding amounts included in
interest expenses/(income)	0.0	39.9	39.9
(Gain)/loss from change in demographic assumptions	0.0	0.0	0.0
(Gain)/loss from change in financial assumptions	(49.8)	0.0	(49.8)
Experience (gains)/losses	(1.3)	0.0	(1.3)
Remeasurements effects recognized in OCI	(51.0)	39.9	(11.1)

Contributions:
Employers	0.1	(7.6)	(7.5)
Employees	0.3	(0.3)	0.0
Benefits paid from plan assets	(10.3)	8.9	(1.4)

Other changes	(2.2)	2.1	(0.1)

Exchange rate differences	(6.6)	3.4	(3.2)
At December 31, 2022	168.4	(136.6)	31.8

The movements in the defined benefit obligation in 2021 were as follows:

USD million	Present value of obligation	Fair value of plan asset	Total
At January 1, 2021	251.4	(172.4)	79.0
Current service cost	4.6	0.0	4.6
Past service cost and gains and losses on settlements	(2.5)	0.0	(2.5)
Administration cost paid from plan assets	(0.6)	0.6	0.0
Interest expense/(income)	4.7	(3.8)	0.9
Cost recognized in the consolidated statement of loss	6.3	(3.3)	3.0

Remeasurements:
Return on plan assets, excluding amounts included in
interest expenses/(income)	0.0	(5.9)	(5.9)
(Gain)/loss from change in demographic assumptions	0.5	0.0	0.5
(Gain)/loss from change in financial assumptions	(7.8)	0.0	(7.8)
Experience (gains)/losses	(1.8)	0.0	(1.8)
Other changes	(3.0)	0.0	(3.0)
Remeasurements effects recognized in OCI	(12.2)	(5.9)	(18.0)

Contributions:
Employers	(1.9)	(7.7)	(9.6)
Employees	0.4	(0.4)	0.0
Benefits paid from plan assets	(10.3)	9.2	(1.1)

Exchange rate differences	(2.7)	1.3	(1.4)
At December 31, 2021	231.1	(179.1)	51.9

Principal actuarial assumptions:

	December 31, 2023
%	USA	UK	France	Switzerland	Austria	Japan
Discount rate	5.35	4.40	3.15	1.50 / 2.00	4.36	1.30
Inflation	2.50	2.60 / 3.20	3.15	1.00 / 1.20	4.05	0.00
Future salary increases	2.50	2.60	3.00	1.00	7.08	2.00
Future pension increases	0.00	2.20	2.10	0.00	0.00	0.00

	December 31, 2022
%	USA	UK	France	Switzerland	Austria	Japan
Discount rate	2.65 / 5.35	4.80	3.70	2.00 / 2.10	3.30	1.30
Inflation	2.25	2.30 / 3.00	3.70	1.00	n/a	0.00
Future salary increases	2.50	2.30	3.00	1.00	5.00	1.70
Future pension increases	0.00	2.00	2.20	0.00	n/a	0.00

	December 31, 2021
%	USA	UK	France	Switzerland	Austria	Japan
Discount rate	2.55 / 2.85	1.80	0.90	0.20 / 0.30	1.05	0.40
Inflation	2.25	3.50	1.62	1.00	n/a	0.00
Future salary increases	2.50	2.80	2.50	1.00	2.50	1.70
Future pension increases	0.00	2.30	1.00	0.00	n/a	0.00

Sensitivity analysis:

		Impact on defined obligation
		(USD million)
	Change in assumption	2023	2022	2021
Discount rate	0.25% decrease	4.8	4.5	7.7
Inflation rate	0.25% increase	1.1	1.1	1.6
Mortality rate	1 year increase in life expectancy	4.0	3.6	6.3

The above sensitivity analyses are based on a change in one assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the defined benefit liability recognized in the consolidated statement of financial position.

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

No asset-liability matching is used to determine the investment strategy.

Major categories of plan assets:

	December 31,	December 31,
USD million	2023	2022
US equities	26.6	23.2
UK equities	0.0	5.1
Other equities	22.4	22.1
Corporate bonds	69.7	58.6
Government bonds	30.9	21.4
Other including cash	7.7	6.2

Equity securities and government bonds have quoted prices in active markets.

Through its defined pension plans the Company is exposed to actuarial risks such as investment risk, interest rate risk, inflation risk and mortality risk.

The main risk is that additional contributions are required if investment returns are not sufficient to pay for the benefits. The level of equity returns is a key determinant of overall investment return. The investment portfolio is also subject to a range of other risks typical to asset classes held.

A decrease in discount rates, a rise in inflation or an increase in life expectancy would result in an increase in plan liabilities. This would detrimentally impact the position in the consolidated statement of financial position and may give rise to increased cost in the consolidated statement of loss. This effect would be partially offset by an increase in the value of the plan’s bond holdings. Additionally, caps on inflationary increases are in place to protect the plan against extreme inflation.

The estimated contributions to the pension plans are USD 4.1 million during 2024.

The weighted average of the duration of the defined benefit obligations was 10.7 years in 2023, 9.5 years in 2022 and 11.7 years in 2021 (continuing operations).

9.	DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES

Depreciation and amortization by asset type

USD million	2023	2022	2021
Amortization:
Customer relationship	23.8	23.3	25.9
Other intangible assets	37.6	34.4	32.6
Depreciation:
Buildings and constructions	34.3	30.2	26.7
Machinery and equipment	37.8	33.0	36.4
Right-of-use buildings and constructions	79.0	65.4	66.4
Right-of-use machinery and equipment	8.4	7.9	7.7
Total	220.9	194.3	195.7

Impairment losses by asset type

USD million	2023	2022	2021
Goodwill	—	179.0	—
Trademarks	—	19.1	—
Total	—	198.1	—

Depreciation, amortization and impairment by function

USD million	2023	2022	2021
Cost of goods sold	38.0	34.0	36.9
Selling, general and administrative expenses
Selling and marketing	140.3	112.2	113.8
Administrative and other expenses	42.6	48.2	45.0
Impairment losses on non-financial assets	—	198.1	—
Total	220.9	392.4	195.7

Impairment losses by asset type

In July 2023, the Company made a change in its CGUs to align with the way it now manages its business, and accounted for such change in accordance with IAS 36 Impairment of Assets. The Salomon equipment operations, previously part of the CGU Winter Sports Equipment, were transferred to the CGU Salomon Apparel and Footwear and the CGU was renamed to Salomon in the course of the restructuring. The Group was required, in accordance with IAS 36 Impairment of Assets, to allocate assets and liabilities, including goodwill, between the two CGUs. Goodwill was reallocated based on relative fair value in accordance with IAS 36.87. Goodwill and trademarks transferred from the CGU Winter Sports Equipment to the CGU Salomon amounted to USD 74.2 million and USD 146.3 million as of July 1, 2023, respectively.

On another note, the financial forecasts for the CGU Ball & Racquet Sports were extended in 2023 to include forecasts on the CGU’s softgood product portfolio, which were not included in prior periods given its limited significance.

In 2023, no impairment losses on goodwill and trademarks were recorded.

In 2022, impairment on goodwill amounting to USD 179.0 million and on trademarks amounting to USD 19.1 million was recognized for Peak Performance. The recoverable amount for Peak Performance as of December 31, 2022 was USD 197.2 million and was based on value-in-use calculations.

In 2021, no impairment losses on goodwill and trademarks were recorded in the continuing operations.

Impairment tests of goodwill and intangible assets with indefinite useful lives, such as trademarks, are performed when the management has identified indications of impairment or once a year when business plans for the next strategic planning horizon are approved by the management. The Group management uses assumptions in respect of future market and economic conditions, such as economic growth, expected inflation rates, expected market share, revenue and margin developments.

Goodwill is monitored by management at Cash Generating Unit (“CGU”) level, the level at which it and other intangible assets with indefinite lives are tested for impairment. The CGUs in the Group for continuing operations are the following: Winter Sports Equipment (previously included Salomon equipment operations in 2021 and 2022), Salomon (previously Salomon Apparel and Footwear in 2021 and 2022), Arc’teryx Apparel and Gear, Ball & Racquet Sports and Peak Performance. Discontinued operations are discussed in note 29.

The impairment tests were calculated as of December 31 of 2023, 2022, and 2021 respectively. The recoverable amounts of all CGUs were determined by the higher of fair value less cost of disposal and value in use (“VIU”). VIU has been calculated using the discounted cash flow method for each CGU. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and have been based on historical data from external and internal sources. The key assumptions used in the estimation of the value in use are set out below.

The VIU of all CGUs were determined by cash flow projections based on a 10-year financial forecast, of which the first 5-years were prepared by management and approved by the board. To better reflect the medium-term growth expectations for the CGU in growing markets, financial forecast after first 5-year period are extrapolated for a further 5-years using declining growth rates which reduces the year five growth rate down to the long-term growth rate as shown below.

The following table shows the revenue growth rates of the 5-year financial forecast prepared by management (average of the first five years) for the respective CGUs:

	2023	2022	2021
Winter Sports Equipment	8.4%	8.7%	11.9%
Salomon (previously Salomon Apparel and Footwear)	19.4%	18.9%	19.8%
Arc’teryx Apparel and Gear	21.3%	27.0%	24.5%
Peak Performance	13.8%	12.2%	14.8%
Ball & Racquet Sports	15.2%	9.3%	8.7%

This following table shows the revenue growth rates of the next 5-year forecast (extrapolated) (average of the second five years) for the respective CGUs:

	2023	2022	2021
Winter Sports Equipment	4.2%	4.8%	5.3%
Salomon (previously Salomon Apparel and Footwear)	4.8%	6.9%	7.9%
Arc’teryx Apparel and Gear	8.8%	11.2%	8.1%
Peak Performance	7.2%	7.2%	10.1%
Ball & Racquet Sports	6.1%	4.5%	4.5%

The terminal value is derived from Gordon Growth model. The perpetuity growth is 2% which is in line with the management’s view on long-term inflation, indicating no growth in real terms. In some cases, when management expects above or below average growth after the estimated period, the terminal growth rate may rise to 3% or drop to 1%.

This following table shows the terminal growth rates for the respective CGUs:

	2023	2022	2021
Winter Sports Equipment	2%	2%	2%
Salomon (previously Salomon Apparel and Footwear)	2%	2%	2%
Arc’teryx Apparel and Gear	3%	3%	3%
Peak Performance	2%	2%	2%
Ball & Racquet Sports	2%	2%	2%

Cash flows are discounted back to present value using a risk adjusted discount rate, which is determined to each CGU separately.

The following pre-tax discount rates are adopted for the respective CGUs:

	2023	2022	2021
Winter Sports Equipment	11.9%	12.8%	10.3%
Salomon (previously Salomon Apparel and Footwear)	15.2%	19.0%	14.3%
Arc’teryx Apparel and Gear	14.7%	15.5%	13.1%
Peak Performance	14.7%	15.5%	13.1%
Ball & Racquet Sports	15.8%	15.1%	12.2%

The main components of the discount rate were:

	2023	2022	2021
Risk Free Interest Rate of Debt	2.0% - 3.9%	2.4% - 3.9%	0.1% - 1.5%
Premium	5.6% - 6.6%	5.4% - 7.2%	4.7% - 6.2%
Risk Premium	1.7% - 5.6%	1.7% - 5.6%	2.7% - 5.6%
Pre-Tax Cost of Debt	6.2% - 8.1%	7.1% - 8.2%	3.7% - 5.4%
Tax Rate	25%	25%	25%

Impairment Loss in 2022:

Due to the significant rise in the discount rate used in impairment testing and the recent change of strategic plan for the Peak Performance business, an impairment on goodwill of USD 179.0 million and an impairment on trademarks of USD 19.1 million for Peak Performance business was recognized in 2022.

Amer Sports brands are well known and established in their respective markets. Products sold under these brands have been available to customers for a long period of time and they have been used by top athletes for decades. Amer Sports focuses on brand awareness and on the quality and performance of the products sold under those brands. The brands will continue to generate positive cash flow, hence they are not subject to amortization.

Goodwill and trademarks have been allocated to CGUs as described in the table below.

	Goodwill		Trademarks
	December 31,	December 31,	December 31,	December 31,
USD million	2023	2022	2023	2022
Winter Sports Equipment*	79.0	149.0	132.5	270.9
Salomon*	679.8	583.4	643.2	477.8
Arc’teryx Apparel and Gear	1,361.7	1,361.7	943.7	943.7
Peak Performance	—	—	157.0	151.6
Ball & Racquet Sports	149.6	148.3	550.5	550.5
Total	2,270.0	2,242.4	2,427.0	2,394.5

*Note: In July 2023, the Salomon equipment operations, previously part of the CGU Winter Sports Equipment, were transferred to the CGU Salomon Apparel and Footwear and the CGU was renamed to Salomon in the course of the restructuring. Goodwill and trademarks for CGU Winter Sports Equipment and CGU Salomon as of December 31, 2022 are before the transfer of Salomon equipment operations in July 2023.

Sensitivity Analysis:

The estimated recoverable amount of Peak Performance exceeded its carrying amount by USD 79.3 million and USD 14.9 million as of December 31, 2023 and 2022, respectively. Also, the estimated recoverable amount of Winter Sports Equipment exceeded its carrying amount by USD 114.6 million and USD 38.9 million as of December 31 2023, and 2022, respectively.

The assumptions applied by management for calculating the recoverable amount are sensitive to change and could cause the carrying amount to exceed the recoverable amount. The following table shows the amount by which these two assumptions would need to change individually for the estimated recoverable amount to be equal to the carrying amount.

	Change required for
	carrying amount to equal
	recoverable amount
In percent	2023	2022
Peak Performance
- Terminal growth rate	(10.2)%	n/a	**
- Discount rate	2.9%	n/a	**
Winter Sports Equipment
- Terminal growth rate	(4.3)%	(0.8)%
- Discount rate	1.3%	0.3%

**Note: For the year ended December 31, 2022, management has performed an annual impairment testing for the CGU of Peak Performance. Within the range of possible estimated recoverable amounts, management has taken a prudent approach and recognized a full goodwill impairment and allocated the remaining impairment amount to trademarks.

Based on the valuation of the other CGUs, management is of the view that there are no reasonably possible changes in the key assumptions of other CGUs that would cause the carrying amount to exceed the recoverable amount.

10.	SHARE-BASED PAYMENTS

Employee Stock Ownership Plan 2019 and Employee Stock Ownership Plan 2023

The Board approved the Employee Stock Ownership Plan 2023 (“2023 ESOP”) in January 2023. The objectives of the Employee Stock Ownership Plan 2019 (“2019 ESOP”) and 2023 ESOP are to align the interest of the shareholders and key employees in order to increase the value of the Company in the long-term, and to commit key employees to the Company. The 2019 ESOP and 2023 ESOP provide for awards in the form of stock options to the Group’s key employees, and it is an equity-settled arrangement, except for stock options granted to certain employees which allow them to elect for shares or cash settlement.

The maximum number of options under the 2019 ESOP and 2023 ESOP that may be granted is 3% and 1.2% respectively of all of the Company’s issued and outstanding shares.

Subject to a participant’s continued employment, options granted under the 2019 ESOP and 2023 ESOP will vest upon satisfaction of vesting conditions set out in an award agreement and an exit event (a public offering of the shares of the Company or a sale of a controlling majority of the shares in the Company or Amer Sports Corporation or any of its holding companies or the sale of the majority of the business assets of the Group) (the “exit event”).

In addition to an exit event, 35% of the options granted are time-vested, which vest evenly on an annual basis over a 5-year period and 3-year period for 2019 ESOP and 2023 ESOP respectively, 65% of the options granted are with Group and/or brand performances.

The vesting of the options is subject to an exit event, which is a non-market performance condition. Share-based payment expenses for equity-settled awards and cash-settled awards have been recognized for the year ended December 31, 2023, as management deemed the public offering of the shares of the Company probable as of December 28, 2023. The expenses were booked against Other reserves for the equity-settled awards and against Other liabilities for the cash- settled awards, which reflected the vesting through the date the awards became probable of being earned. No share-based payment expenses for equity-settled awards and cash-settled awards have been recognized for the years ended December 31, 2022 and 2021 since the occurrence of an exit event was not yet deemed probable.

The number and weighted-average exercise prices of share options under the 2019 ESOP and 2023 ESOP were as follows:

2019 ESOP:	2023		2022		2021
		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
	options	exercise price	options	exercise price	options	exercise price
Outstanding at January 1	2,897,801	EUR 23.60	2,724,970	EUR 23.60	2,143,105	EUR 23.60
Granted during the year	558,816	EUR 23.60	201,636	EUR 23.60	1,244,384	EUR 23.60
Forfeited during the year	—	—	(28,805)	EUR 23.60	(662,519)	EUR 23.60
Exercised during the year	—	—	—	—	—	—

Outstanding at December 31	3,456,617	EUR 27.92	2,897,801	EUR 23.60	2,724,970	EUR 23.60
Exercisable at December 31	—	—	—	—	—	—

The options outstanding at December 31, 2023 had a weighted average exercise price of EUR 27.92 and a remaining contractual life of 6 years (December 31, 2022: 7 years, December 31, 2021: 8 years). No options were exercised during the reporting periods.

Included in the above options are cash-settled awards granted to certain employees. On January 16, 2021, May 20, 2021 and March 30, 2022, the Group granted 345,662, 34,566 and 92,177 options, respectively, to certain employees who can elect shares or cash settlement. The exercise price of these options granted was EUR 23.6. These options expire at November 27, 2029. The payoff of cash settlement, where applicable, is determined based on the share price of the Company at the time of exercise less the exercise price and relevant taxes.

2023 ESOP:	2023
		Weighted average
	Number of options	exercise price
Outstanding at January 1	—	—
Granted during the year	1,036,992	EUR 32.20
Forfeited during the year	(11,522)	EUR 32.20
Exercised during the year	—	—

Outstanding at December 31	1,025,470	EUR 35.79
Exercisable at December 31	—	—

The options outstanding at December 31, 2023 had a weighted average exercise price of EUR 35.79 and a remaining contractual life of 6 years. No options were exercised during the reporting periods.

Included in the above options are cash-settled awards granted to certain employees. On April 6, 2023, the Group granted 19,588 options to an employee who can elect shares or cash settlement. The exercise price of these options granted was EUR 32.20. These options expire at December 31, 2029. The payoff of cash settlement, where applicable, is determined based on the share price of the Company at the time of exercise less the exercise price and relevant taxes.

At December 28, 2023, the Group increased the exercise prices of certain options granted under 2019 ESOP and 2023 ESOP, with a cash compensation payable upon vesting. The incremental fair value of the modified options at the date of the modification was determined based on a Monte Carlo simulation model. For equity-settled awards, an incremental compensation cost will be recognized as an expense over the remaining vesting period from modification date, in addition to the remaining unamortized expense for the original options. The incremental expenses of the modified options were deemed immaterial. For cash-settled awards, the modified terms have been reflected in the remeasurement of the liability as of December 31, 2023.

Fair value of options granted

The fair value of the options has been measured using a Monte Carlo simulation model. Service and non-market performance conditions attached to the options were not taken into account in measuring fair value. Market performance condition was taken into account in measuring fair value. Equity-settled awards are measured on the grant date while cash-settled awards are remeasured until settlement.

The inputs used in the measurement of the fair values of equity-settled awards as at respective grant dates and the re-measurement of the fair values of cash- settled awards as at period end dates were as follows:

2019 ESOP:	Equity-settled awards			Cash-settled awards
	December 31, 2023	December 31, 2022	December 31, 2021	December 31, 2023	December 31, 2022	December 31, 2021

	Fair value at grant dates:			Remeasured fair value at period end dates:
Time vested options	EUR 23.13 - 27.84	EUR 18.88 - 22.94	EUR 8.10 - 14.03	EUR 25.41 - 35.75	EUR 22.22 - 22.87	EUR 18.25 - 18.43
Brand performance based options	EUR 22.08 - 22.86	EUR 18.32 - 22.02	EUR 7.94 - 13.67	EUR 25.03 - 36.54	EUR 22.22	EUR 18.25
Group performance based options	EUR 7.74 - 10.75	EUR 8.72 - 10.91	EUR 2.82 - 5.84	EUR 24.55 - 24.97	EUR 11.01	EUR 8.89
Fair value of underlying share at measurement dates	EUR 41.24 - 46.63	EUR 37.63 - 41.24	EUR 23.92 - 32.08	EUR 57.00	EUR 41.24	EUR 37.63
Exercise price	EUR 23.60	EUR 23.60	EUR 23.60	EUR 23.60 - EUR 34.40	EUR 23.60	EUR 23.60
Expected volatility	40.3% - 45.5%	39.0% - 45.5%	37.8% - 40.1%	40.0% - 44.0%	41.8% - 45.7%	38.9% - 41.1%
Expected life	1.75 - 6.00 years	3.05 - 6.00 years	4.18 - 6.00 years	1.25 - 4.25 years	3.00 - 5.25 years	4.00 - 5.39 years
Expected dividends	0%	0%	0%	0%	0%	0%
Risk-free interest rate	2.3% - 3.2%	0.3% - 2.0%	0%	2.0% - 2.9%	2.5%	0%

2023 ESOP:	Equity-settled awards	Cash-settled awards
	December 31, 2023	December 31, 2023
	Fair value at grant dates:	Remeasured fair value at period end dates:
Time vested options	EUR18.29 - 21.39	EUR 21.79
Brand performance based options	EUR17.08 - 17.51	EUR 18.68 - 24.54
Group performance based options	EUR 5.78 - 8.82	—
Fair value of underlying share at measurement dates	EUR 42.71 - 46.63	EUR 57.00
Exercise price	EUR 32.20	EUR 43.00
Expected volatility	40.3% - 44.0%	40.0% - 42.7%
Expected life	1.63 - 4.00 years	1.25 - 3.27 years
Expected dividends	0	0
Risk-free interest rate	2.3% - 3.2%	2.2% - 2.9%

Expected volatility has been based on the historical volatility of the comparable companies’ share price, particularly over the historical period commensurate with the expected life of the options.

Expenses recognized from share-based payment transactions were as follows:

USD million	2023	2022	2021
Equity-settled awards	10.7	—	—
Cash-settled awards	35.3	—	—
Total	46.0	—	—

11.	FINANCE INCOME AND COST

USD million	2023	2022	2021
Finance income
Interest income	6.4	3.1	1.6
Other finance income	0.0	0.2	0.7
	6.4	3.3	2.3
Finance cost
Interest cost
Interest cost on interest bearing debt	(158.9)	(90.5)	(98.3)
Interest cost related to derivative instruments	(2.2)	(5.8)	(3.6)
Interest cost to related parties	(227.5)	(138.5)	(142.6)
Interest cost on lease liabilities	(12.2)	(8.5)	(9.1)
Interest cost related to pension liabilities	(0.9)	(0.6)	(1.0)
Other interest cost*	4.1	6.4	(10.7)
Total interest cost	(397.6)	(237.5)	(265.3)

Change in fair value of derivative instruments not used in hedge accounting	(2.5)	7.0	1.4
Exchange rate gains or losses	(5.3)	6.0	(0.8)
Other finance cost	(8.1)	(12.0)	(14.3)
	(413.4)	(236.5)	(279.0)
Net finance cost	(407.0)	(233.2)	(276.7)
*	Other interest cost consist mainly of items related to group-level hedge accounting entries that are presented under interest cost on a net basis.

12.INCOME TAXES

USD million	2023	2022	2021
Current taxes	140.8	65.5	28.5

Deferred taxes of deferred tax assets	(26.0)	(3.4)	15.0
Deferred taxes of deferred tax liabilities	(10.6)	(13.8)	(8.8)
Total deferred taxes	(36.6)	(17.2)	6.2
Total	104.2	48.3	34.7
Thereof for prior periods’ current taxes	0.1	(5.4)	(1.4)

In 2021, current taxes included a one-off impact related to utilization of prior year tax losses which were not recognized as a deferred tax asset in prior years.

Reconciliation between income taxes at local tax rates in different countries and the total tax expense in the statement of loss:

USD million	2023	2022	2021
Loss from continuing operations before income tax expense	(104.6)	(182.6)	(89.8)
Effective tax rate	(100)%	(26)%	(39)%
Income tax using the effective tax rate	104.2	48.3	34.7

Taxes at local rates applicable to earnings in countries concerned	53.0	(4.3)	(9.5)
Permanent differences	0.4	0.0	1.1
Deferred taxes on temporary differences which were not recognized	17.0	41.9	29.5
Deferred taxes on net operating losses which were not recognized	17.8	5.4	1.7
Changes in tax rates	0.2	(0.4)	0.2
Changes in uncertain tax positions	10.3	0.6	1.4
Taxes for prior periods	(1.9)	(1.2)	3.1
Tax credits/withholding tax	7.3	6.1	3.9
Other US taxes (BEAT & GILTI)	0.1	1.7	3.6
Other	0.0	(1.5)	(0.3)
Taxes recognized in the statement of loss	104.2	48.3	34.7

The table above shows a reconciliation between tax expense (2023: USD 104.2 million, 2022: USD 48.3 million, 2021: USD 34.7 million) and the product of the loss from continuing operations before income tax expense (2023: USD 104.6 million, 2022: USD 182.6 million, 2021: USD 89.8 million) multiplied by the average tax rate (2023: -100%; 2022: -26%, 2021: -39%). The average tax rate is a quotient from the Group’s loss and tax expense. The negative result was due to negative earnings before taxes, mainly impacted by the non-deductible interest expenses in some jurisdictions, while certain other jurisdictions generated high taxable income. In addition, in 2023 and 2022, there were impairment charges for book purposes for which no deferred taxes could be recorded. The taxes at local rates applicable to earnings in countries concerned (2023: USD 53.0 million, 2022: USD -4.3 million, 2021: USD -9.5 million) include the aggregate of income taxes prepared by using the local statutory rate in each individual jurisdiction. The major reconciling items to total tax include unrecognized deferred tax assets from unused interest expense and tax losses, uncertain tax positions, and tax credits/withholding taxes, which are disclosed in the respective line items.

DEFERRED TAX ASSETS AND LIABILITIES

	December 31,	December 31,
USD million	2023	2022
Deferred tax assets:
Provisions	65.6	39.8
Carryforward of unused tax losses	21.8	19.8
Employee benefits	2.0	4.2
Impairment	3.0	3.0
Fair value adjustments	7.9	5.0
Tax credits	0.6	2.5
Unrecognized profit on internal sales of inventory	14.0	11.0
Other temporary differences	16.7	15.1
Total	131.6	100.4

Deferred tax liabilities:
Depreciation differences	(21.1)	(20.9)
Difference between carrying value and fair value adjustment due to acquisition of Amer Sports Corporation
Trademarks	(511.2)	(505.9)
Other intangible assets	(60.8)	(68.3)
Property, plant and equipment	(16.8)	(17.7)
	(588.8)	(591.9)
Other temporary differences*	(35.0)	(34.2)
Total	(644.9)	(647.0)

Net deferred tax liabilities	(513.3)	(546.6)
*	Consists mainly of deferred tax liability of customer and marketing related intangibles

Deferred taxes recognized in the statement of financial position:

Deferred tax assets	161.7	108.7
Deferred tax liabilities	675.0	655.3
	(513.3)	(546.6)

		Charge in
		consolidated
	January 1,	statement	Translation	Charged		December 31,
USD million	2023	of loss	differences	to OCI	Other	2023
Provisions	39.8	23.6	4.9	—	(2.7)	65.6
Carryforward of unused tax losses	19.8	0.4	1.6	—	—	21.8
Employee benefits	4.2	(1.4)	0.0	(0.8)	—	2.0
Impairment	3.0	0.0	—	—	—	3.0
Fair value adjustments	5.0	0.0	1.0	1.9	—	7.9
Tax credits	2.5	(2.0)	0.1	—	—	0.6
Unrecognized profit on internal sales of inventory	11.0	2.5	0.5	—	—	14.0
Depreciation differences	(20.9)	(0.1)	(0.1)	—	—	(21.1)
Difference between carrying value and fair value adjustment due to acquisition of Amer Sports Corporation	(591.9)	10.6	(7.5)	—	—	(588.8)
Other temporary differences	(19.1)	3.0	(6.5)	—	4.3	(18.3)
Total	(546.6)	36.6	(6.0)	1.1	1.6	(513.3)

		Charge in
		consolidated
	January 1,	statement	Translation	Charged to	December 31,
USD million	2022	of loss	differences	OCI	2022
Provisions	32.7	8.5	(1.4)	—	39.8
Carryforward of unused tax losses	24.5	(3.9)	(0.8)	—	19.8
Employee benefits	8.0	(1.2)	0.1	(2.7)	4.2
Impairment	3.0	0.1	(0.1)	—	3.0
Fair value adjustments	2.3	0.0	0.4	2.3	5.0
Tax credits	12.3	(9.4)	(0.4)	—	2.5
Unrecognized profit on internal sales of inventory	5.9	5.4	(0.3)	—	11.0
Depreciation differences	(19.8)	(1.0)	(0.1)	—	(20.9)
Difference between carrying value and fair value adjustment due to acquisition of Amer Sports Corporation	(616.5)	10.6	14.0	—	(591.9)
Other temporary differences	(29.1)	8.1	1.9	—	(19.1)
Total	(576.7)	17.2	13.3	(0.4)	(546.6)

Recognized tax losses:

					Amount of deferred
					tax assets relating to
			Amount of losses		losses
Jurisdiction	Expiry	USD million	Dec 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2022
Canada	2043		40.1	—	10.7	—
France	indefinite		47.4	51.6	11.8	12.9
the United States	indefinite		—	—	1.0	—
Sweden	indefinite		—	22.4	—	4.6
Other			—	—	(1.7)	2.9
Total					21.8	20.4

	December 31,	December 31,
USD million	2023	2022
Unused tax losses carried forward, for which no deferred tax assets were recognized	148.5	57.6
Other temporary differences, for which no deferred tax assets were recognized	767.4	668.1
Unrecognized net deferred tax assets	196.3	155.1

The other temporary differences comprise mostly of non-deductible interest expenses. No deferred tax assets have been recognized for above mentioned unused tax losses and other temporary differences since their utilization in full in the near future is not probable or the losses have been created in countries where the possibilities for their utilization are limited. For the assessment of probability, in addition to past performance and the respective prospects for the foreseeable future, appropriate tax structuring measures are also taken into consideration. The major part of the unrecognized deferred tax assets originated in Finland.

Amer Sports does not recognize deferred tax liabilities for unremitted earnings of subsidiaries to the extent that they are expected to be permanently invested in international operations. These earnings, the amount of which cannot be practicably computed, could become subject to additional tax if they were remitted as dividends or if the Company were to sell the shareholdings in the subsidiaries.

Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which Amer Sports operates. The legislation will be effective for Amer Sports’s financial year beginning January 1, 2024. As a result, Amer Sports falls within the scope of Pillar Two legislation and has conducted an assessment of the potential exposure to Pillar Two income taxes.

This assessment is founded upon the most recent country-by-country reporting information and IFRS financial data of the relevant jurisdictions. Following the assessment, it has been determined that almost all of jurisdictions except two sales entity jurisdictions where the Group operates, qualify for the transitional safe harbor.

While Amer Sports has implemented a process to evaluate the potential exposure to Pillar Two income taxes, as of the date of this reporting, quantitative information indicating potential exposure in these jurisdictions is not currently known or reasonably estimable. Amer Sports is actively progressing on this assessment and anticipates its completion in the first quarter of the financial year 2024.

Furthermore, the Group has availed itself of the temporary exception issued by the IASB in May 2023 from the accounting requirements for deferred taxes in IAS 12. Consequently, Amer Sports neither recognizes nor discloses information about deferred tax assets and liabilities related to Pillar Two income taxes. Since the Pillar Two legislation was not effective at the reporting date, Amer Sports has no related current tax exposure.

13.	INTANGIBLE ASSETS

					Intangible
					advances
					paid and
			Customer	Other	construction
USD million	Goodwill	Trademarks	relationship	intangibles	in progress	Total
Initial cost at January 1, 2023	2,421.4	2,413.6	278.9	465.2	3.6	5,582.7
Business combinations	1.3	—	—	—	—	1.3
Additions	—	—	—	7.5	5.1	12.7
Transfers	—	—	—	3.7	(4.5)	(0.8)
Translation differences	35.2	33.2	8.9	9.9	(0.1)	87.1
Balance at December 31, 2023	2,457.9	2,446.8	287.8	486.4	4.1	5,682.9
Accumulated amortization and impairment losses at January 1, 2023	179.0	19.1	88.2	298.0	—	584.4
Amortization during the period	—	—	23.8	37.6	—	61.4
Impairment losses	—	—	—	—	—	—
Transfers	—	—	—	(1.9)	—	(1.9)
Translation differences	8.8	0.7	3.5	7.3	—	20.4
Balance at December 31, 2023	187.9	19.8	115.5	341.1	—	664.3

Total Balance at December 31, 2023	2,270.0	2,427.0	172.3	145.3	4.1	5,018.7

					Intangible
					advances
					paid and
			Customer	Other	construction
USD million	Goodwill	Trademarks	relationship	intangibles	in progress	Total
Initial cost at January 1, 2022	2,480.3	2,470.5	294.2	412.7	35.2	5,693.0
Additions	—	—	—	10.9	21.2	32.1
Transfers	—	—	—	58.1	(50.4)	7.7
Translation differences	(58.8)	(56.9)	(15.4)	(16.5)	(2.4)	(150.0)
Balance at December 31, 2022	2,421.4	2,413.6	278.9	465.2	3.6	5,582.7
Accumulated amortization and impairment losses at January 1, 2022	—	—	68.5	273.7	—	342.3
Amortization during the period	—	—	23.3	34.4	—	57.7
Impairment losses	179.0	19.1	—	0.0	—	198.1
Transfers	—	—	—	1.8	—	1.8
Translation differences	—	—	(3.6)	(12.0)	—	(15.6)
Balance at December 31, 2022	179.0	19.1	88.2	298.0	—	584.4

Total Balance at December 31, 2022	2,242.4	2,394.5	190.7	167.2	3.6	4,998.3

Other intangibles primarily comprise capitalized software.

The Company’s contractual commitments for the acquisition of intangible assets as of December 31, 2023 and December 31, 2022 were USD 0.8 million and USD nil.

14.	PROPERTY, PLANT AND EQUIPMENT

				Advances
			Machinery	paid and	Property,
		Buildings and	and	construction	plant and
USD million	Land	constructions	equipment	in progress	equipment
Initial cost at January 1, 2023	34.9	327.6	419.6	33.8	815.9
Business combinations	—	—	1.3	—	1.3
Additions	—	30.4	26.9	88.5	145.9
Divestments and disposals	—	0.0	(1.5)	—	(1.5)
Transfers	—	11.5	1.1	(48.9)	(36.4)
Translation differences	1.0	5.4	9.6	1.5	17.5
Balance at December 31, 2023	35.9	374.9	457.0	74.9	942.7
Accumulated depreciation and impairment losses at January 1, 2023	—	181.4	272.5	—	454.0
Depreciation during the period	—	34.3	37.8	—	72.1
Divestments and disposals	—	—	(1.0)	—	(1.0)
Transfers	—	(17.0)	(15.7)	—	(32.7)
Translation differences	—	2.4	6.0	—	8.4
Balance at December 31, 2023	—	201.1	299.6	—	500.8

Total Balance at December 31, 2023	35.9	173.8	157.4	74.9	441.9

				Advances
			Machinery	paid and	Property,
		Buildings and	and	construction	plant and
USD million	Land	constructions	equipment	in progress	equipment
Initial cost at January 1, 2022	35.6	315.6	436.4	34.1	821.7
Additions	—	28.5	15.1	33.1	76.7
Divestments and disposals	—	0.0	(0.1)	—	(0.2)
Transfers	0.9	(2.4)	(9.7)	(32.2)	(43.4)
Translation differences	(1.6)	(14.0)	(22.0)	(1.3)	(39.0)
Balance at December 31, 2022	34.9	327.6	419.6	33.8	815.9
Accumulated depreciation and impairment losses at January 1, 2022	—	167.7	285.3	—	453.0
Depreciation during the period	—	30.2	33.0	—	63.3
Divestments and disposals	—	0.0	(0.1)	—	(0.1)
Transfers	—	(8.6)	(30.1)	—	(38.8)
Translation differences	—	(7.9)	(15.6)	—	(23.5)
Balance at December 31, 2022	—	181.4	272.5	—	454.0

Total Balance at December 31, 2022	34.9	146.2	147.1	33.8	361.9

Impairment testing is discussed in the note 9.

The Company’s contractual commitments for the acquisition of property, plant and equipment as of December 31, 2023 and December 31, 2022 were USD 22.1 million and USD nil.

15.OTHER NON-CURRENT FINANCIAL ASSETS AT FAIR VALUE THROUGH OCI AND CASH AND CASH EQUIVALENTS

Other non-current financial assets

Other non-current financial assets at fair value through OCI consist of shares in unlisted companies and amounted to USD 9.2 million and USD 8.9 million as of December 31, 2023 and December 31, 2022, respectively.

On initial recognition, the Group designated the investments in unlisted companies to be measured at FVOCI since they are not held for trading.

Liesheng, one of the Group’s financial assets at FVOCI, was impaired in 2022. Shares of Liesheng are not traded in an active market and its fair value is determined using valuation techniques. The fair value of the Group’s investment in Liesheng as of December 31, 2022 was determined to be USD 8.5 million using the market approach. The Group made USD 10.9 million impairment on the investment in Liesheng and the loss was recognized in other comprehensive income and loss.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand and at bank amounting to USD 483.4 million and USD 402.0 million as of December 31, 2023 and 2022, respectively.

As in previous years, these balances were not subject to any utilization restrictions in 2023. However, the repatriation of funds from Russia is currently only possible to a limited extent.

16.	VALUATION PROVISIONS OF INVENTORIES

The Group periodically reviews its inventories for excess amounts, obsolescence and declines in market value below cost and records an allowance against the inventory balance for any such declines. These reviews require management to estimate future demand for products. If the future demand for Group’s products was weaker than anticipated or the market conditions deteriorated, the value of inventories would likely have to be written down.

Gross and net inventories

	December 31,	December 31,
USD million	2023	2022
Gross inventories	1,129.0	937.2
Net realizable value valuation provision	(29.4)	(24.7)
Net inventories	1,099.6	912.5

	December 31,	December 31,
USD million	2023	2022
Net inventories
Raw materials and consumables	45.0	46.9
Work in progress	48.7	36.3
Finished goods	1,005.9	829.3
Total	1,099.6	912.5

During the financial years ended December 31, 2023, December 31, 2022 and December 31, 2021 cost of goods sold of USD 2,092.3 million, USD 1,785.2 million and USD 1,560.9 million, respectively, were recognized in the consolidated statement of loss.

No inventories have been pledged as security for a liability.

17.	PREPAID EXPENSES AND OTHER RECEIVABLES

	December 31,	December 31,
USD million	2023	2022
Related to financing activities:
Prepaid interest	17.0	16.0
Prepaid interest to related parties	—	40.3
Derivative instruments	12.5	23.5
Related to operating and other activities:
Other tax receivables	24.3	19.9
Prepaid licence fees	8.1	11.1
Prepaid advertising and promotion	7.8	6.6
Discounted bills	6.8	5.6
Prepaid insurance	6.3	2.8
Accrued employee benefits	0.5	0.5
Other receivables [1]	79.1	47.0
Total	162.3	173.3

1  Other receivables include other non interest-yielding assets to related parties. Refer to note 26 for further details.

18.	SHAREHOLDERS’ EQUITY (DEFICIT)

The authorized share capital of the Company is EUR 15,500,000 divided into 155,000,000 shares of a nominal or par value of EUR 0.10 each. As of December 31, 2023 and 2022, there were 115,220,745 A shares and 352,193 B shares outstanding, amounting to share capital of USD 642.2 million. For purposes of the Loss per share calculation, the number of shares outstanding reflect a share split that became effective in January 2024, which was applied retrospectively to all periods presented. Refer to note 30 for further details.

During the fiscal year 2023, a capital contribution was recognized related to the suspension of interest on related party loans. Refer to note 26 for further details on the temporary suspension of interest.

Accumulated deficit and other

Accumulated deficit and other as presented on the face of the consolidated statement of financial position and the consolidated statement of changes in shareholders’ equity (deficit) is comprised of the following components:

	December 31,	December 31,
USD million	2023	2022
Translation differences	0.6	109.8
Remeasurements	40.6	37.0
Other reserves	224.5	(10.9)
Accumulated deficit	(1,057.5)	(848.9)
Accumulated deficit and other	(791.8)	(713.0)

Translation differences

Translation differences comprise the differences arising from the elimination of net investments and translation of equity items accumulated after the acquisition in non-USD entities as well as the currency rate differences due to the different exchange rates on the consolidated statement of loss and other comprehensive income and loss and the consolidated statement of financial position. The translation differences comprise also the translation differences arising from the translation of the net investments in foreign operations and from the intercompany long-term capital loans that are not expected to be repaid.

Cash flow hedge reserve

Cash flow hedge reserve include changes in the financial assets at fair value through OCI and derivative financial instruments used for hedging interest and foreign currency cash flows. Refer to note 24 for further details on the cash flow hedge reserve.

Amount of dividends proposed

The Board of Directors proposes that no dividend shall be distributed to shareholders for the financial year 2023.

Accumulated deficit

Accumulated deficit comprises the Loss for the period as well as preceding periods.

19.INTEREST-BEARING LIABILITIES

	Consolidated statement
	of financial
	position value		Repayments
USD million	December 31, 2023	Nominal interest rates	2024	2025	2026	2027	2028	2029 and after
Loans from financial institutions	2,154.4	Long term 7.65%, Short term 6.68% - 8.10%	291.0		1,863.4
Loans from related parties	4,077.0	5.68%, 8.20%						4,077.0
Lease liabilities	339.8	5.24%	89.4	69.1	45.8	36.2	35.5	63.8
Other interest-bearing liabilities	90.0	7.86%	90.0
Total	6,661.2		470.4	69.1	1,909.2	36.2	35.5	4,140.8

	Consolidated statement
	of financial
	position value		Repayments
USD million	December 31, 2022	Nominal interest rates	2023	2024	2025	2026	2027	2028 and after
Loans from financial institutions	1,965.5	Long term 5.13%, Short term 4.78% - 7.78%	173.3			1,792.2
Loans from related parties	4,039.0	5.38%, 3.06%						4,039.0
Lease liabilities	196.5	4.46%	63.5	65.7	24.5	13.0	9.5	20.3
Other interest-bearing liabilities	35.0	7.10%	35.0
Total	6,236.0		271.8	65.7	24.5	1,805.2	9.5	4,059.3

Carrying amounts of loans from financial institutions, loans from related parties, and other interest-bearing liabilities approximate their fair values because the loans are at floating rate.

20.	OTHER LIABILITIES

Current other liabilities

USD million	December 31, 2023	December 31, 2022
Related to financing activities:
Accrued interest	33.0	50.1
Payables related to derivatives	31.2	25.7
Related to operating and other activities:
Liabilities for share-based payments*	18.5	—
Accrued personnel costs	148.0	120.3
Accrued advertising and promotion	57.3	42.4
Refund liabilities	35.5	38.2
Value added tax	25.7	28.8
Goods received not invoiced	25.7	25.1
Contract liabilities	25.0	20.8
Accrued royalties	8.5	13.8
Other accrued liabilities	159.2	133.6
Total	567.5	498.8

* Amount comprises only the current portion of liabilities for share-based payments. The long-term portion of liabilities for share-based payments amounted to USD 7.4 million and USD nil as of December 31, 2023 and 2022, respectively, recorded under long-term other liabilities.

21.	PROVISIONS

USD million	Product warranty	Restructuring	Other	Total
Balance at January 1, 2023	22.9	6.0	8.9	37.8
Translation differences	0.5	0.1	0.8	1.4
Provisions made during the year	5.3	0.0	1.5	6.8
Provisions used during the year	(4.4)	(2.5)	(1.9)	(8.8)
Provisions reversed during the year	(0.1)	(1.4)	(0.3)	(1.8)
Balance at December 31, 2023	24.2	2.2	9.0	35.4

Long-term provisions				5.5
Current provisions				29.9
Total				35.4

USD million	Product warranty	Restructuring	Other	Total
Balance at January 1, 2022	22.5	20.0	8.4	50.9
Translation differences	(0.4)	(1.2)	0.1	(1.5)
Provisions made during the year	7.0	4.5	3.5	15
Provisions used during the year	(6.2)	(17.3)	(3.1)	(26.6)
Balance at December 31, 2022	22.9	6.0	8.9	37.8

Long-term provisions				5.6
Current provisions				32.2
Total				37.8

The majority of the provisions resulted from repair or replacement of products during their warranty period. The majority of warranty provisions are realized within one year.

On April 15, 2021 Amer Sports published a corporate strategy update, including a program to manage competitive operational cost base, which led to personnel related restructuring costs. USD 4.3 million of this program was unpaid at December 31, 2022. Provisions made during 2022 were mainly related to the suspension of all of the Company’s significant commercial activities in Russia by the end of fiscal year 2022. There have been no changes in circumstances regarding the Group’s activities in Russia during the fiscal year 2023.

The Group has long-term environmental provisions in the United States of USD 0.4 million and USD 0.4 million as of December 31, 2023 and 2022, respectively.

Other provisions include asset retirement obligations of some leased premises.

22.	LEASES

Carrying amounts of the right-of-use assets and lease liabilities including the movements during the period of January 1 through December 31, 2023:

USD million	Land	Buildings	Machinery and equipment	Right-of-use assets	Lease liabilities
Initial cost at January 1, 2023	0.2	359.7	50.7	410.6	196.5
Additions	—	175.7	7.4	183.1	218.7
Transfers	—	(0.8)	(5.1)	(5.9)	—
Translation differences	—	4.3	2.0	6.3	—
Balance at December 31, 2023	0.2	538.9	55.0	594.1	415.2
Accumulated depreciations at January 1, 2023	—	190.8	36.2	227.0	—
Depreciations during the period	—	79.0	8.4	87.4	—
Transfers	—	(35.5)	(5.6)	(41.1)	—
Translation differences	—	2.2	1.4	3.7	—
Interest expense	—	—	—	—	12.2
Payments	—	—	—	—	(87.5)
Balance at December 31, 2023	0.2	302.3	14.6	317.1	339.8

Carrying amounts of the right-of-use assets and lease liabilities including the movements during the period of January 1, through December 31, 2022:

USD million	Land	Buildings	Machinery and equipment	Right-of-use assets	Lease liabilities
Initial cost at January 1, 2022	0.2	357.7	53.5	411.5	224.7
Additions	—	47.1	3.5	50.6	45.3
Transfers	—	(26.2)	(3.2)	(29.4)	—
Translation differences	—	(18.9)	(3.1)	(22.0)	—
Balance at December 31, 2022	0.2	359.7	50.7	410.6	270.0
Accumulated depreciations at January 1, 2022	—	165.6	34.1	199.7	—
Depreciations during the period	—	65.4	7.9	73.3	—
Transfers	—	(31.3)	(3.9)	(35.2)	—
Translation differences	—	(8.8)	(2.0)	(10.8)	—
Interest expense	—	—	—	—	8.5
Payments	—	—	—	—	(82.0)
Balance at December 31, 2022	0.2	168.9	14.5	183.6	196.5

Leases recognized in the consolidated statements of loss:

USD million	2023	2022	2021
Right-of-use depreciation expenses included in cost of goods sold	2.1	1.7	2.6
Right-of-use depreciation expenses included in operating expenses	85.3	71.5	71.4
Rent expenses relating to short-term leases	7.2	4.1	3.4
Rent expenses relating to leases of low-value assets, excluding short-term leases of low-value assets	2.2	0.9	0.6
Rent expenses for variable leases	4.5	15.7	11.7
Covid-19 rent concessions	0.0	(0.2)	(1.8)
Operating profit	101.3	93.7	87.9
Interest on lease liabilities	12.2	8.5	9.1

USD million	2023	2022	2021
Total rent expense of non-cancellable leases recognized in the consolidated statement of loss	18.1	17.5	15.7

The Company’s commitments resulting from leases were as follows:

USD million	December 31, 2023	December 31, 2022
The future minimum payments of non-cancellable leases:
Not later than one year	11.0	5.1
Later than one year but not later than five years	4.7	6.4
Later than five years	0.6	1.3
Total	16.3	12.8

Lease commitments mainly consist of those lease contracts that are for short-term leased assets and for low-value assets.

23.	COMMITMENTS

USD million	December 31, 2023	December 31, 2022
Guarantees	15.7	14.7
Other commitments	210.7	217.8

Minor part of the guarantees relates to the sold Precor business. In accordance with the Share Purchase Agreement, such guarantees are the buyer’s responsibility commencing from the date of purchase and are expected to be released in 2024.

Other commitments are primarily due to long-term endorsement contracts with several professional and non-professional leagues, particularly in the United States, and contracts with brand ambassadors. A certain major contract with the NBA covers a period lasting until the end of 2031, while other contracts are more short-term.

There are no guarantees or contingencies given for the management of the Group, for the shareholders, or for the associated companies.

Ongoing litigations

The Group has extensive international operations and is involved in a number of legal proceedings, including product liability suits. These litigations are assessed on an ongoing basis by evaluating the probability of any potential financial impact. During the fiscal year 2023, the Group accounted for USD 3.3 million expenses related to a certain litigation in connection with the divestiture of a business unit.

Management does not consider the outcome of any other legal proceedings currently pending as probable and does not expect any materially adverse effect on the consolidated statement of loss and other comprehensive income and loss or consolidated statement of financial position.

24.GROUP COMPANIES

Group holding, %	December 31, 2023	December 31, 2022
Amer Sports Holding (HK) Limited, Hong Kong, China	100	100
Amer Sports Holding 3 Oy, Helsinki, Finland	100	100
Amer Sports Holding 2 Oy, Helsinki, Finland	100	100
Amer Sports Holding 1 Oy, Helsinki, Finland	100	100
Amer Sports Holding Oy, Helsinki, Finland	100	100
Amer Sports Corporation, Helsinki, Finland	100	100
Amer Industries EEU SRL, Romania	100	100
Amer Sports (China) Co. Ltd., Shanghai, China	100	100
Amer Sports Shanghai Commercial Limited, Shanghai, China	100	100
Amer Sports Digital Services Oy, Helsinki, Finland	100	100
Amer Sports Europe GmbH, Garching, Germany	100	100
Amer Sports Czech Republic s.r.o., Praha, Czech	100	100
Amer Sports Deutschland GmbH, Garching, Germany	100	100
Amer Sports Europe Services GmbH, Garching, Germany	100	100
Amer Sports Export GmbH, Garching, Germany	100	100
Amer Sports Spain, S.A., Barcelona, Spain	100	100
Amer Sports UK Services Limited, Irvine, UK	100	100
Amer Sports UK Limited, Irvine, UK	100	100
Amer Sports International Oy, Helsinki, Finland	100	100
Amernet Holding B.V., Leusden, the Netherlands	100	100
Amer Sports Asia Services Limited, Hong Kong, China	100	100
Amer Sports B.V., Leusden, the Netherlands	100	100
Amer Sports Canada Inc., British Columbia, Canada	100	100
Amer Sports European Center AG, Hagendorn, Switzerland	100	100
Amer Sports HK Limited, Hong Kong, China	100	100
Amer Sports Macau Sociedade Unipessoal, Macao, China	100	100
Amer Sports Shanghai Trading Ltd, Shanghai, China	100	100
Shanghai Amer Sports Operations, Shanghai, China	100	100
Shanghai JingAn Amer Sports Goods Co., Ltd., Shanghai, China	100	100
Amer Sports Holding GmbH, Altenmarkt, Austria	100	100
Amer Sports Austria GmbH, Bergheim bei Salzburg, Austria	100	100
Amer Sports Bulgaria EOOD, Chepelare, Bulgaria	100	100
Amer Sports Danmark A.p.S., Kokkedal, Denmark	100	100
Amer Sports Global Business Services Sp. z o.o, Krakow, Poland	100	100
Amer Sports Italia S.p.A., Nervesa della Battaglia, Italy	100	100
Amer Sports Luxembourg S.a r.l., Luxemburg	100	100
Amer Sports Norge A/S, Sandvika, Norway	100	100
Amer Sports Poland Sp. z o.o., Krakow, Poland	100	100
AO Amer Sports, Moscow, Russia	100	100
Atomic Austria GmbH, Altenmarkt, Austria	100	100
Amer Sports Netherlands B.V., Leusden, the Netherlands	100	100
Amer Sports Sourcing Ltd, Hong Kong, China	100	100
Amer Sports Sourcing (Shenzhen) Limited, Shenzhen, China	100	100
Amer Sports Sverige AB, Borås, Sweden	100	100
Amer Sports Vietnam Limited, Ho Chi Minh CIty, Vietnam	100	100
Peak Performance Canada Inc., Quebec, Canada	100	100
SSO Portugal, Unipessoal LDA, Lisbon, Portugal	100	100
Amer Sports Company, Chicago, USA	100	100
Albany Sports Co., Wilmington, USA	100	100
Amer Sports Portland Design Center, Inc., Portland, USA	100	100
Amer Sports Ski Acquisition Company, Delaware, USA	100	100
Amer Sports U.S. Financing Llc, Delaware, USA	100	100
Amer Sports Winter & Outdoor Company, Ogden, USA	100	100
ENVE Composites LLC, Ogden, USA	100	100
Wilson Sporting Goods Co., Chicago, USA	100	100
Amer Sports Australia Pty Ltd, Braeside, Australia	100	100
Amer Sports Brazil LTDA., Sao Paulo, Brazil	100	100
Amer Sports Japan, Inc., Tokyo, Japan	100	100
Amer Sports Korea, Ltd., Seoul, South Korea	51	100
Amer Sports Malaysia Sdn Bhd, Kuala Lumpur, Malaysia	100	100
Wilmex Holding Company, Delaware, USA	100	100
Nicaragua Apparel I Co, Delaware, USA	100	0
Nicaragua Apparel II Co, Delaware, USA	100	0
Nicaragua Apparel III Co, Delaware, USA	100	0
Wells Apparel Nicaragua, Sociedad Anonima, Nicaragua	100	0
Wilson Sporting Goods Co. de Mexico, S.A. de C.V., Mexico City, Mexico	100	100
Amer Sports Holding S.A.S., Annecy, France	100	100
Amer Sports France S.A.S., Villefontaine, France	100	100
Salomon S.A., Annecy, France	100	100
Amer Sports SA, Hagendorn, Switzerland	100	100
Amer Sports RO s.r.l., Romania	100	100
Amer Sports Suomi Oy, Helsinki, Finland	100	100
Amerintie 1 Oy, Helsinki, Finland	100	100
Amernet Holding Sverige AB, Borås, Sweden	100	100
Peak Performance Production AB, Stockholm, Sweden	100	100
Amer Sports Belgium NV, Wemmel, Belgium	100	100
Mascot Bidco Canada Inc., British Columbia, Canada	100	100

25.	CASH FLOW HEDGE RESERVE

USD million
Balance at January 1, 2023	(3.1)
Gains and losses deferred to shareholders’ equity Hedging of operating cash flows	(9.4)
Total of changes during the year	(9.4)
Deferred taxes	1.9
Balance at December 31, 2023	(10.6)

Balance at January 1, 2022	6.2
Gains and losses deferred to shareholders’ equity Hedging of operating cash flows	(11.6)
Total of changes during the year	(11.6)
Deferred taxes	2.3
Balance at December 31, 2022	(3.1)

Balance at January 1, 2021	(37.4)
Gains and losses deferred to shareholders’ equity Hedging of operating cash flows	54.5
Total of changes during the year	54.5
Deferred taxes	(10.9)
Balance at December 31, 2021	6.2

26.	RELATED PARTY TRANSACTIONS

Related parties of the Company comprise the following:

Owners, each with significant influence over Amer Sports, Inc.:
ANTA Sports Products Limited, Anamered Investments Inc.
FountainVest Partners
Parent company and ultimate controlling party: Amer Sports Holding (Cayman) Limited
The Boards of Directors of
Amer Sports, Inc.,
Amer Sports Holding (Cayman) Limited
Amer Sports Holding 3 Oy
The Executive Committee and the Executive Board of Amer Sports
Amer Sports Management Company (Cayman) Limited
President and CEO of Amer Sports Corporation
Low Tide Properties Ltd.

The subsidiaries of Amer Sports, Inc. are listed in note 24.

ANTA Sports transactions with the Company comprise the following:

USD million	2023	2022	2021
Purchases of goods and services from ANTA Sports and subsidiaries	26.7	8.6	5.9
Sales to ANTA Sports and subsidiaries	1.1	1.9	4.9

Sales to ANTA Sports are based on the same conditions that apply to third parties.

Key management includes the Board of Directors of Amer Sports, Inc., the Board of Directors of Amer Sports Holding 3 Oy and the Executive Committee and the Executive Board.

Compensation to key management recognized in earnings:

USD million	2023	2022	2021
Salaries and other short-term employee benefits	12.7	11.0	11.9
Post-employment benefits	0.5	0.2	0.3
Termination benefits	0.9	—	—
Share-based payments	19.5	—	—
Other long-term benefits	0.3	0.8	—
Total	33.9	12.0	12.2

The members of the Executive Board and Executive Committee receive a fixed remuneration and a short-term variable remuneration in the form of an annual bonus based on the Group’s annual financial targets. In addition, they participate in the share-based payment program of Amer Sports. Please refer to note 9 for information on the share-based payment program.

No remuneration was paid to the Boards of Directors. Members of the Boards of Directors do not have contractual retirement benefits with the Company and they are not included in Amer Sports’ incentive plans.

No loans have been granted to the key management.

The Company was granted the following long-term loans from the parent company Amer Sports Holding (Cayman) Limited:

	December 31,	December 31,
USD million	2023	2022
Long-term loans from the parent company:
Investment Loan	2,641.0	2,654.5
Facility A Loan	1,436.5	1,386.6
Total	4,077.5	4,041.1

In relation to these long-term loans, the Company made prepayments for interest expenses amounting to USD nil and USD 40.3 million as of December 31, 2023 and 2022, respectively.

At the Group level, the loan has been netted by upfront fee related to aforementioned loan.

USD million	2023	2022	2021
Interest expenses to the parent company:
Investment Loan	205.0	124.7	128.9
Facility A Loan	21.4	13.8	13.8
Capital Loan	—	—	0.2
Total	226.4	138.5	142.9

The Investment Loan is an unsecured loan from Amer Sports Holding (Cayman) Limited. Borrowings thereunder accrue interest at a rate equal to the percentage rate per annum which is the aggregate of the applicable margin of 4.00%, 4.25% or 4.50%, depending on the current leverage ratio, and EURIBOR for any loans in euros and LIBOR for all other loans, plus 0.25%. The Investment Loan matures on March 26, 2029.

The Facility A Loan is an unsecured loan from Amer Sports Holding (Cayman) Limited. Borrowings thereunder accrue interest at a rate equal to the percentage rate per annum which is the aggregate of the applicable margin of 2.00% or 1.75%, depending on the current leverage ratio, and EURIBOR, plus a margin to be determined from time to time. The Facility A Loan matures on March 26, 2029.

For the Investment Loan and Facility A Loan, the accrual of interest under both loans has been temporarily suspended subsequent to December 31, 2022 in anticipation of the IPO and the related equitization and repayment of the loans in connection with this event. The temporary suspension of interest is accounted for as a capital contribution.

The Capital Loan is an unsecured loan from Amer Sports Holding (Cayman) Limited. Borrowings thereunder accrue interest at a rate equal to the percentage rate per annum which is the aggregate of the applicable margin of 4.00%, 4.25% or 4.50%, depending on the current leverage ratio, and EURIBOR for any loans in euros and LIBOR for all other loans, plus 0.25%. The Capital Loan matures on March 26, 2029.

The EUR 1.3 billion external Facility A loan that Amer Sports Holding (Cayman) Limited entered into in 2019 includes two financial covenants. Under a leverage covenant, the total Net Debt to Adjusted EBITDA may not exceed 4.75:1 and under an interest coverage covenant, the ratio of Adjusted EBITDA to Net Finance Charges may not be less than 4.00:1. Both covenants are tested every 30th of June and 31st of December after the utilization date and the calculations are to be performed in accordance with Hong Kong GAAP, together with financial definitions and clauses of the agreement.

The following balances are outstanding at the end of the respective reporting periods in relation to transactions with related parties (except for the long-term loan from the parent company mentioned above):

	December 31,	December 31,
USD million	2023	2022
ANTA Sports and subsidiaries
Current payables (purchases of goods and services)	6.3	5.3
Current receivables (sales of goods)	0.0	0.0
Amer Sports Holding (Cayman) Limited
Accounts receivable, net	18.0	16.7
Prepaid interest	—	40.3
Other receivables	13.3	11.2
Key management personnel
Provisions short and long-term incentive	17.9	3.7
Amer Sports Management Company (Cayman) Limited
Loans from related parties taken in 2022	11.9	11.1
Interest expenses	0.8	0.4
Low Tide Properties Ltd.
Right-of-use asset / Lease liability	0.9	—

In addition to the USD 11.9 million loan, Amer Sports Management Company (Cayman) Limited also holds 352,193 B shares (USD 1.8 million) of the Company, amounting to 0.3% of the total outstanding shares of the Company.

Current payables to and receivables from ANTA Sports have a short-term maturity, are interest free and not secured.

For the loans from Amer Sports Management Company (Cayman) Limited taken in 2022, the accrual of interest has been temporarily suspended subsequent to December 31, 2022 in anticipation of the IPO and the related equitization and repayment of the loans in connection with this event. The temporary suspension of interest is accounted for as a capital contribution.

27.	BALANCE SHEET VALUES OF FINANCIAL ASSETS AND LIABILITIES BY MEASUREMENT CATEGORIES

		Derivative financial
	Financial assets/	instruments	Financial assets/
	liabilities at fair	used in cash	liabilities	Financial assets	Carrying amount
December 31, 2023	value through	flow hedge	measured at	at fair value	by balance sheet
USD million	profit and loss	accounting	amortized cost	through OCI	item
NON-CURRENT FINANCIAL ASSETS
Other non-current financial assets			70.2	9.2	79.4
Derivative financial instruments [3]
Interest rate derivatives	3.3				3.3

CURRENT FINANCIAL ASSETS
Hold-to-collect accounts receivable			597.2		597.2
Available for sale factoring receivables				2.6	2.6
Other non-interest yielding receivables [1]			118.0		118.0
Promissory notes[1]				6.8	6.8
Derivative financial instruments [3]
Foreign exchange derivatives	3.9	8.5			12.5
Interest rate derivatives		0.8			0.8
Cash and cash equivalents			483.4		483.4

Balance by category at December 31, 2023	7.2	9.3	1,268.8	18.6	1,303.9

LONG-TERM FINANCIAL LIABILITIES			5,940.4		5,940.4
Long-term interest-bearing liabilities			250.4		250.4
Long-term lease liabilities			27.6		27.6
Other long-term liabilities
Derivative financial instruments [3]
Foreign exchange derivatives		1.8			1.8

CURRENT FINANCIAL LIABILITIES
Current interest-bearing liabilities			381.0		381.0
Current lease liabilities			89.4		89.4
Accounts payable			426.5		426.5
Other current liabilities [2]			507.8		507.8
Derivative financial instruments [3]
Foreign exchange derivatives	9.6	21.2			30.8
Interest rate derivatives		0.4			0.4

Balance by category at December 31, 2023	9.6	23.4	7,623.1	—	7,656.1

	Financial	Derivative financial
	assets/liabilities	instruments	Financial assets/		Carrying
	at fair value	used in cash	liabilities	Financial assets	amount by
December 31, 2022	through profit	flow hedge	measured at	at fair value	balance sheet
USD million	and loss	accounting	amortized cost	through OCI	item
NON-CURRENT FINANCIAL ASSETS
Other non-current financial assets			55.3	8.9	64.2
Derivative financial instruments [3]
Interest rate derivatives	5.7				5.7

CURRENT FINANCIAL ASSETS
Hold-to-collect accounts receivable			675.4		675.4
Other non-interest yielding receivables [1]			124.4		124.4
Promissory notes[1]				5.5	5.5
Derivative financial instruments [3]
Foreign exchange derivatives	5.9	17.6			23.5
Cash and cash equivalents			402.0		402.0

Balance by category at December 31, 2022	11.5	17.6	1,257.1	14.4	1,300.7

LONG-TERM FINANCIAL LIABILITIES
Long-term interest-bearing liabilities			5,831.2		5,831.2
Long-term lease liabilities			133.0		133.0
Other long-term liabilities			32.7		32.7

CURRENT FINANCIAL LIABILITIES
Current interest-bearing liabilities			208.3		208.3
Current lease liabilities			63.5		63.5
Accounts payable			435.6		435.6
Other current liabilities [2]			444.3		444.3
Derivative financial instruments [3]
Foreign exchange derivatives	3.9	19.7			23.7
Interest rate derivatives		2.0			2.0

Balance by category at December 31, 2022	3.9	21.8	7,148.5	—	7,174.2

	December 31,	December 31,
USD million	2023	2022
[1] Other non-interest yielding receivables
Prepaid expenses and other receivables	162.3	173.3
./. Other tax receivables	24.3	19.9
./. Derivative financial instruments	13.2	23.5
./. Promissory notes	6.8	5.5
Total	118.0	124.4

[2] Other current liabilities
Accrued liabilities	567.5	498.8
./. Other tax liabilities	28.5	28.8
./. Derivative financial instruments	31.2	25.7
Total	507.8	444.3
[3]

The values as per the consolidated statement of financial position of the derivatives have been recorded as they are disclosed in the Group’s consolidated statement of financial position and fair value reserve, and therefore cannot be reconciled with their actual fair values.

The following table presents the Group’s financial assets and liabilities that are measured at fair value at December 31, 2023:

	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss		7.2		7.2
Derivative financial instruments used in hedge accounting		9.3		9.3
Other non-current financial assets at fair value through OCI			18.6	18.6
Total		16.5	18.6	35.1

Liabilities
Financial liabilities at fair value through profit or loss		9.6		9.6
Derivative financial instruments used in hedge accounting		23.4		23.4
Total		33.0		33.0

The following table presents the Group’s financial assets and liabilities that are measured at fair value at December 31, 2022:

	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss		11.5		11.5
Derivative financial instruments used in hedge accounting		17.6		17.6
Other non-current financial assets at fair value through OCI			14.4	14.4
Total		29.1	14.4	43.5

Liabilities
Financial liabilities at fair value through profit or loss		3.9		3.9
Derivative financial instruments used in hedge accounting		21.8		21.8
Total		25.7		25.7

Carrying amounts of current financial instruments carried at amortized cost are reasonable approximation of fair value due to their short-term nature. Carrying amounts of loans from financial institutions, loans from related parties, and other interest-bearing liabilities approximate their fair values because the loans are at floating rate.

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The Group does not have any financial instrument included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (e.g. over-the-counter derivatives) is determined using valuation techniques that maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities. The Group’s policy is to recognize transfers into and out of fair value hierarchy levels as at the end of the reporting period. There were no transfers between levels 2 and 3 for recurring fair value measurements during the fiscal years.

Specific valuation techniques used to value financial instruments include:

●	for interest rate swaps - the present value of the estimated future cash flows based on observable yield curves
●for foreign currency forwards - the present value of future cash flows based on the forward exchange rates at the consolidated statement of financial position, and
●	for other financial instruments - discounted cash flow analysis.

All of the resulting fair value estimates are included in level 2, except for unlisted equity securities, promissory notes and available for sale factoring receivables, where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk. In cases where credit risk of counterparty is low and maturity is short-term, the carrying amount of such instrument approximates its fair value.

The following table show the valuation technique used in measuring level 3 fair values for financial instruments in the consolidated statement of financial position, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable input
Unlisted equity securities	Market comparison approach: fair value of unlisted equity securities is determined by reference to market multiples of comparable listed companies, adjusted by discount for lack of marketability.	(i)Sales growth factor (ii)Risk-adjusted discount rate
Promissory notes	The carrying amount approximates fair value due to the short-term maturity of these instruments and low credit risk of counterparty.	The carrying amount approximates fair value due to the short-term maturity of these instruments and low credit risk of counterparty.
Available for sale factoring receivables	The carrying amount approximates fair value due to the short-term maturity of these instruments and low credit risk of counterparty.	The carrying amount approximates fair value due to the short-term maturity of these instruments and low credit risk of counterparty.

As of each reporting year end, the Group analyses the level 3 fair values and performs an assessment of the movements, if any. The Group may engage external valuation experts to perform valuation on the level 3 fair value if the amount involved is significant or the valuation process requires significant judgement. For example, the Group engaged external valuation experts to perform valuation on its investment in Liesheng in 2022.

The following table presents the changes in level 3 items during the years:

			Available for sale
	Unlisted equity	Promissory	factoring
USD million	securities	notes	receivables	Total
Opening balance January 1, 2022	0.3	5.9	29.2	35.4
Additions	19.5	5.5	—	25.0
Disposals	0.0	(5.9)	(27.8)	(33.7)
Losses recognized in OCI	(10.9)	0.0	—	(10.9)
Losses recognized in the consolidated statement of loss *	—	0.0	(1.4)	(1.4)
Closing balance December 31, 2022	8.9	5.5	0.0	14.4
Additions	—	6.8	2.6	9.4
Disposals	—	(5.5)	—	(5.5)
Losses recognized in OCI	0.3	—	—	0.3
Losses recognized in the consolidated statement of loss *	—	—	—	0.0
Closing balance December 31, 2023	9.2	6.8	2.6	18.6
*

Gains or (losses) are recognized in financing costs. The amount includes unrealized gains or (losses) recognized in the consolidated statement of loss attributable to balances held at the end of the reporting period, if any.

28.FINANCIAL RISK MANAGEMENT

Amer Sports, Inc. is exposed to customary financial risks such as commodity price risks, inflation risks, funding and liquidity risks, foreign exchange and interest rate risks, counterparty and credit risks.

COMMODITY PRICE RISK

Amer Sports is exposed to commodity and other price risk, including from rubber, nylon, polyester and steel, aluminum and other materials, which we either purchase directly or in a converted form such as fabric, as well as other inputs, including energy, transportation and logistics services. To manage risks of commodity price changes, management negotiates prices in advance when possible. Amer Sports has not historically managed commodity price exposures by using derivative instruments.

INFLATION RISK

Inflationary pressures have recently increased, and may continue to increase, the costs of labor, raw materials and other inputs for Amer Sports’ products. Amer Sports has experienced, and may continue to experience, higher than expected inflation, including escalating transportation, commodity and other supply chain costs and disruptions. If our costs are subject to significant inflationary pressures, Amer Sports may not be able to offset such higher costs through price increases, which could adversely affect its business, results of operations or financial condition.

Funding and liquidity risks, foreign exchange and interest rate risks, counterparty, and credit risks are managed by Amer Sports Treasury, which acts as an in-house bank providing financial services for subsidiaries within the Amer Sports Group. The Treasury related operational risk management is governed by the Group’s Treasury Policy which includes principles and risk limits. Amer Sports Treasury follows and monitors operational risks constantly and does not allow any material deviations from the Treasury Policy.

As a consequence of the Group’s ownership change, the Senior Facilities Agreement signed on March 20, 2019, is a cornerstone of Amer Sports’ funding and hence provides both options and limitations to activities that relate to funding and liquidity management. The agreement has been signed by financing banks, Amer Sports Holding 1 Oy (former Mascot Midco 1 Oy) as the parent and Amer Sports Holding Oy (former Mascot Bidco Oy) as the Company.

Under the historical ownership structure, the general availability of funding and liquidity including the management of the related risks was arranged in close co-operation with the parent company.

FUNDING RISK

Funding risk is the risk that Amer Sports, Inc. will encounter difficulty in raising funds to meet commitments associated with existing financial instruments.

In 2023, 2022 and 2021 Amer Sports, Inc.’s subsidiaries incurred financial commitments, as described below.

In February 2021, Amer Sports European Center AG incurred a USD 35 million short-term loan to finance Amer Sports Group’s payments to certain vendors in Asia.

In April 2021, Amer Sports Company and Amer Sports Canada Inc., Arc’teryx division repaid the EUR 100 million term loan raised in 2020 in full prior to maturity.

In 2022, no new external financing arrangements were finalized. However, Amer Sports European Center AG’s USD 35 million short-term loan was extended by 12 months.

In 2022, minority share investors invested equity and debt through the related party entity Amer Sports Amer Sports Management Company (Cayman) Limited. The invested debt was EUR 10.5 million, pays floating rate interest and matures in 2029.

In February 2023, Amer Sports European Center AG’s short-term loan totalling to USD 35 million was extended by 12 months. In February 2023 and in October 2023, Amer Sports European Center AG incurred a USD 15 million and a USD 40 million short-term loan to finance Amer Sports Group’s payments to certain vendors in Asia.

LIQUIDITY RISK

At an operational level, the Group’s liquidity risks revolve around its cyclical need for working capital and such expenses are a significant factor in shaping its overall liquidity strategy. Typically, the highest level of working capital has been reached in the third quarter, when short-term debt is tied up in inventories and accounts receivable.

The term loan B was fully drawn in 2019 and no prepayment was done until end of 2023.

A USD 348 million (EUR 315 million) revolving credit facility limit is part of the Senior Facilities Agreement and is intended to assist with Amer Sports’ short-term liquidity needs.

Amer Sports Treasury has established several cash pooling structures with the Group’s relationship banks in order to manage the liquidity of the Group. Treasury Policy sets guidelines for the management of liquidity that is outside cash pooling structures.

Liquidity in excess of operating needs may be invested inline with the Treasury Policy and the Senior Facilities Agreement.

The below table is a breakdown of the Group’s non-derivative financial liabilities and net-settled derivatives in their contractual maturities.

MATURITY ANALYSIS FOR FINANCIAL LIABILITIES BASED ON THEIR CONTRACTUAL MATURITY

	December 31, 2023
	Consolidated
	statement of
	financial positon
USD million	value	Available	Total	< 1 year	1-2 years	2-3 years	3-4 years	> 5 years
Loans from financial institutions
Repayments	2,154.4		2,154.4	291.0		1,863.4
Interest			323.6	151.6	123.6	48.4
Loans from related parties
Repayments	4,077.0		4,077.0					4,077.0
Interest			830.7	20.8	0.9	0.9	0.9	807.3
Lease liabilities
Repayments	339.8		339.8	89.4	69.1	45.8	36.2	99.2
Other interest-bearing liabilities
Repayments	90.0		90.0	90.0
Interest			4.2	4.2
Accounts payable
Repayments	426.5		426.5	426.5
Total
Repayments	7,087.7		7,087.7	896.9	69.1	1,909.2	36.2	4,176.2
Interests			1,158.5	176.6	124.5	49.3	0.9	807.3
Committed revolving credit facility		348.1	291.0	291.0
Derivative liabilities
Foreign exchange derivatives under hedge accounting			1,375.8	1,330.0	45.8
Other foreign exchange derivatives			1,038.0	1,038.0
Derivative assets
Foreign exchange derivatives under hedge accounting			1,372.3	1,327.3	45.0
Other foreign exchange derivatives			1,031.0	1,031.0
Interest rate derivatives under hedge accounting, fair value	0.8		0.8	0.8
Other interest rate derivatives, fair value	3.3		3.3		3.3

	December 31, 2022
	Consolidated
	statement of
	financial positon
USD million	value	Available	Total	< 1 year	1-2 years	2-3 years	3-4 years	> 5 years
Loans from financial institutions
Repayments	1,965.5		1,965.5	173.3			1,792.2
Interest			478.3	151.1	142.1	130.1	54.9
Loans from related parties
Repayments	4,039.0		4,039.0					4,039.0
Interest			1,065.8	59.9	36.4			969.5
Lease liabilities
Repayments	196.5		196.5	63.5	65.7	24.5	13.0	29.8
Interest			11.7	4.7	2.9	1.8	1.1	1.2
Other interest-bearing liabilities
Repayments	35.0		35.0	35.0
Interest			0.6	0.6
Accounts payable
Repayments	435.6		435.6	435.6
Total
Repayments	6,671.6		6,671.6	707.4	65.7	24.5	1,805.2	4,068.8
Interest			1,556.3	216.3	181.4	131.9	56.0	970.7
Committed revolving credit facility		336.0	173.5	173.3	0.2
Derivative liabilities
Foreign exchange derivatives under hedge accounting			1,053.5	1,053.5
Other foreign exchange derivatives			822.6	822.6
Derivative assets
Foreign exchange derivatives under hedge accounting			1,057.0	1,057.0
Other foreign exchange derivatives			823.6	823.6
Other interest rate derivatives, fair value	5.7		5.7			5.7

CHANGES IN LIABILITIES ARISING FROM FINANCING ACTIVITIES

	Current		Long-term
	interest-	Current	interest-	Long-term	Derivative
	bearing	obligations	bearing	obligations	financial
USD million	loans	under leases	loans	under leases	instruments[3]	Total
Balance at January 1, 2023	208.3	63.5	5,831.1	133.0	25.7	6,261.6
Cash flows	170.0	(87.7)				82.3
Foreign exchange movement	2.7		211.5			214.2
Changes in fair values [3]					7.3	7.3
Transfers from long-term to short-term		65.7		(65.7)		0.0
Changes in leases		47.9		183.1		231.0
Capitalization of accrued interest						0.0
Other			(102.2)			(102.2)
Balance at December 31, 2023	381.0	89.4	5,940.4	250.4	33.0	6,694.2
Balance at January 1, 2022	34.8	66.5	6,036.0	158.2	8.5	6,304.0
Cash flows	172.3	(82.0)	11.7			102.0
Foreign exchange movement	1.2		(355.0)			(353.8)
Changes in fair values [3]					17.2	17.2
Transfers from long-term to short-term		71.1		(71.1)		0.0
Changes in leases		7.9		45.9		53.8
Capitalization of accrued interest			126.2			126.2
Other			12.2			12.2
Balance at December 31, 2022	208.3	63.5	5,831.1	133.0	25.7	6,261.6

[3]

The statement of financial position values of the derivatives have been recorded as they are disclosed in the Group’s statement of financial position and fair value reserve, and therefore cannot be reconciled with their actual fair values.

CURRENCY RISK

Transaction risk arises from foreign currency denominated receivables and liabilities, cash flows in foreign currencies and derivatives. Translation risk relates to the foreign currency denominated earnings when they are translated into USD. Amer Sports has operations in most of the major currency areas, and its sales are diversified in multiple currencies. On the business unit level, transaction risk arises when the unit sells in its home currency but the cost base is in foreign currencies or sells or buys goods in foreign currencies. Amer Sports’ risk management is aiming to eliminate material uncertainties relating to foreign exchange rates.

At the end of the year, Amer Sports’ currency position consisted of intercompany and external interest-free and interest-bearing foreign currency denominated receivables and liabilities and foreign exchange derivatives. Foreign exchange derivatives include both balance sheet and cash flow hedges.

Balance sheet risks have been managed by financing Amer Sports’ subsidiaries in their functional currencies. The risks have been concentrated on the centralized distribution and purchasing units that invoice the subsidiaries in their respective functional currencies. Amer Sports’ risk for the consolidated statement of financial position arises from internal and external liabilities in foreign currencies.

The following table sets out the foreign exchange positions in the most significant currencies at the reporting date:

	December 31, 2023					December 31, 2022					December 31, 2021
USD million	USD	HKD	GBP	CHF	SEK	USD	CAD	HKD	CHF	SEK	USD	CAD	HKD	CHF	SEK
Interest-bearing intercompany receivables	36.1			0.1	8.4	172.0	109.3			5.1	146.4	32.5
External receivables	41.5		3.1	1	(1.2)	37.0	(21.7)		1.9	0.5	1.9	(10.0)		0.6	(0.1)
Intercompany receivables	1.8	0.7	7	4.5	7.6	28.2	(47.9)	0.1	4.9	7.5	35.8	(28.1)		10.1	10.5
Interest-bearing external liabilities	(160.0)					(155.0)					(35.0)
Interest-bearing intercompany liabilities		(128.9)	(29.5)					(67.3)	(1.4)				(26.4)	(9.1)	(12.9)
External payables	(118.8)	(0.6)	(1.3)	(0.6)	1	(157.1)	40.9		(1.1)	0.2	(49.0)	24.4		(0.3)
Intercompany payables	(59.1)	0	(2.3)	0.1	(1)	(45.9)	32.2		(1.0)	0.3	(20.3)	6.9		(6.0)	(1.9)
Foreign exchange derivatives	562.7	123.7	(88.4)	(85.9)	(76.9)	453.3	(133.5)	61.9	(59.7)	(59.5)	289.5	(73.6)	25.8	(43.8)	(61.2)
Total	304.2	(5.1)	(111.4)	(80.8)	(62.1)	332.5	(20.7)	(5.3)	(56.4)	(45.9)	369.3	(47.9)	(0.6)	(48.5)	(65.6)

The tables below present the sensitivity of the statement of shareholders’ equity (deficit) and the statement of loss at the reporting date to the strengthening of the euro by 10%, provided other factors remain unchanged. The weakening of the euro by 10% would cause a similar change in the opposite direction:

Dec 31, 2023
USD million	USD	HKD	GBP	CHF	SEK
Statement of shareholders’ equity (deficit)	(72.9)	0.0	10.6	6.9	5.9
Statement of loss	42.5	0.5	0.5	1.1	0.3

Dec 31, 2022
USD million	USD	CAD	HKD	CHF	SEK
Statement of shareholders’ equity (deficit)	(61.0)	(0.2)	0.0	5.0	4.5
Statement of loss	28.4	2.2	0.5	0.5	0.1

Dec 31, 2021
USD million	USD	CAD	HKD	CHF	SEK
Statement of shareholders’ equity (deficit)	(44.6)	2.3	0.0	3.3	5.5
Statement of loss	7.7	2.5	0.0	1.6	1.0

Earnings sensitivity before taxes is influenced by changes in the fair value of derivative instruments not used in hedge accounting and on-balance hedging derivative instruments as well as changes in the value of on-balance currency-denominated loans and receivables. Shareholders’ equity (deficit) is mainly affected by changes in the fair value of derivative instruments used in hedge accounting recognized under the hedge reserve.

The following table sets out Amer Sports’ cash flows pursuant to its hedging policy for the next 24 months as at December 31, 2023 (USD million):

USD	CNH	GBP	CHF	SEK	NOK	PLN	CZK	OTHER
(1,578.8)	408.6	259.0	162.7	146.6	79.9	78.5	54.9	97.6

The following table sets out the hedging of Amer Sports’ cash flows as at December 31, 2023 (USD million):

USD	CNH	GBP	CHF	SEK	NOK	PLN	CZK	OTHER
676.9	(148.7)	(106.2)	(69.3)	(59.3)	(30.8)	(30.0)	(20.8)	(26.1)

The following table sets out Amer Sports’ cash flows pursuant to its hedging policy for the next 24 months as at December 31, 2022 (USD million):

USD	CNH	SEK	GBP	CHF	NOK	CZK	PLN	Other
(1,350.3)	233.6	157.9	147.2	136.5	114.1	54.4	50.1	123.7

The following table sets out the hedging of Amer Sports’ cash flows as at December 31, 2022 (USD million):

USD	CNH	SEK	GBP	CHF	NOK	CZK	PLN	Other
544.0	(83.2)	(44.8)	(53.3)	(52.3)	(39.5)	(21.3)	(18.1)	(48.0)

The following table sets out Amer Sports’ cash flows pursuant to its hedging policy for the next 24 months as at December 31, 2021 (USD million):

USD	SEK	GBP	CAD	CHF	CNH	NOK	JPY	Other
(1,322.3)	214.3	157.8	147.0	140.1	93.9	88.6	58.2	172.4

The following table sets out the hedging of Amer Sports’ cash flows as at December 31, 2021 (USD million):

USD	SEK	GBP	CAD	CHF	CNH	NOK	JPY	Other
386.0	(58.4)	(43.8)	(22.8)	(39.2)	(50.1)	(33.3)	(16.7)	(64.7)

According to Amer Sports’ hedging policy, the transaction risk arising from subsidiaries’ business operations is hedged between 12-24 months. In practice, the hedge ratios are higher for closer months than for later months. The hedge ratio is maintained between 55% and 95% of 24 months cash flow, except in currencies with high interest rate where the hedge horizon is 12-18 months. Hedge ratios are monitored daily. The hedged cash flow is expected to be realized during the following 12-24 months. Amer Sports hedges only annual cash flows or other exposures with a value of over EUR 5.0 million. Amer Sports temporarily shortened the hedging horizon to 15 months and in 2023 has managed to reach longer tenors again, but not yet in the extent of the Treasury Policy.

Amer Sports applies hedge accounting to the forecasted sales or purchases in foreign currencies related to its operating activities for cash flows with a counter value of over EUR 10 million per currency pair in the entity. The effectiveness is assessed quarterly by analysing the critical terms. The critical terms of the hedging instrument and the forecasted hedged transactions are significantly the same. The forecasted hedged transactions are expected to occur in the same fiscal month as the maturity date of the hedging instrument, and therefore, the hedge is expected to be effective. Subsequent assessments of effectiveness are performed by verifying and documenting whether the critical terms of the hedging instrument and forecasted hedged transactions have changed during the period in review and whether it remains probable. If there are no such changes in critical terms, the Group will continue to conclude that the hedging relationship is effective. Sources of ineffectiveness, including timing differences in the settlement of forecasted hedged transactions and hedging instruments, and changes in credit risk of the hedging instruments, are not considered material.

Foreign exchange differences of foreign exchange derivatives are recognized as hedging reserve while interest rate differentials related to the foreign exchange derivatives are recorded through the consolidated statement of loss.

According to its Treasury Policy, Amer Sports may hedge 0 to 50% of subsidiaries’ equity. At the end of 2023 and 2022, there were no outstanding equity hedges or net investment hedges.

INTEREST RISK

The Company is exposed to interest rate risk when it funds its group operations with external debt. The risk arises from the repricing of floating rate debt and with the raising of new floating rate debt. A fixed rate debt is subject to “fair value risk”. The purpose of interest rate risk management is to bring predictability for interest expenses. Amer Sports Treasury may hedge the outstanding or forthcoming interest rate position of Amer Sports Group by using interest rate derivatives defined in the Treasury Policy.

The duration of the loans in Amer Sports, Inc. was 1 month in 2023, 1 month in 2022 and 3 months in 2021. 10% of the debt portfolio was at fixed rate as of December 31, 2023, 2% in 2022 and 2% in 2021.

Cash and cash equivalents are excluded from the interest rate risk portfolio of the group due to their short-term nature.

The sensitivity of the consolidated statement of loss contains changes in interest expenses for the next 12 months due to an increase/decrease of 1% in market interest rates, provided that other factors remain unchanged.

The below table illustrates the sensitivity of the consolidated statement of shareholders’ equity and the consolidated statement of loss to an increase of 1% in interest rates, provided that other factors remain unchanged. The sensitivity is calculated to interest-bearing liabilities. Interest rate floors are excluded from the calculations.

		December 31,
USD million	Position	2023
Statement of shareholders’ equity (deficit)	552.5	2.3
Statement of loss	5,795.0	(51.7)
Statement of loss due to ineffective
Other interest rate derivatives	110.5	1.4

		December 31,
USD million	Position	2022
Statement of shareholders’ equity (deficit)	—	—
Statement of loss	5,967.1	(52.5)
Statement of loss due to ineffective
Other interest rate derivatives	106.7	1.9

		December 31,
USD million	Position	2021
Statement of shareholders’ equity (deficit)	—	—
Statement of loss	6,004.3	(48.5)
Statement of loss due to ineffective
Other interest rate derivatives	113.3	3.9

The effective interest rate of the debt used for financing was 6.2% in 2023, 4.0% in 2022 and 4.2% in 2021. The effective interest rate is calculated by taking into account interest expenses, financing expenses and derivatives’ expenses.

The average interest rate of the Group’s interest-bearing debt was 6.3% in 2023, 4.0% in 2022 and 3.6% in 2021.

The Group has outstanding non-hedge accounting related interest rate derivatives. The derivates used to hedge floating rate loans that have been repaid. Although the original loans were repaid, it was decided to maintain these derivatives as a protection against interest rate risks related to the new funding.

The expected impact from interest rate benchmark reform concerning IBOR reference rates replacement is considered to be limited for Amer Sports, since the majority of the Group’s external contracts are tied to EURIBOR reference rates. Amer Sports’ IBOR exposure is mainly related to USD LIBOR linked external short term loans and funding that amounted to USD 155 million as of December 31, 2022 and have yet to transition to an alternative benchmark rate. USD LIBOR publication ceased after June 2023.

CREDIT RISK

Amer Sports, Inc. is exposed to customary credit risk through accounts receivables that are held in the Company’s consolidated statement of financial position. The Company has a global customer base, and there are no significant risk concentrations. The largest single customer accounts for 4% of total accounts receivable and the largest 20 combined total about 32%. At the end of year 2023 the actual payment time for the outstanding sales was 49 days.

Amer Sports uses credit insurance in most of the countries in EMEA and Japan to protect against the risk of non-payment and to secure sales up to predefined limits.

Excess liquidity can be placed to the market according to the Treasury Policy’s and the Senior Facilities Agreement’s credit criteria and limits.

The credit risk arising from Amer Sports’ derivatives is considered low. The risk is minimized by careful selection of counterparties, their limited share of the total portfolio and by monitoring counterparties’ creditworthiness and outstanding liabilities towards Amer Sports.

The following table sets out the consolidated statement of financial position values or fair values of financial assets which represent the maximum amount of the credit risk at the reporting dates:

	Statement of	Statement of
	financial	financial
	position value	position value
	or fair value	or fair value
USD million	December 31, 2023	December 31, 2022
Non-current financial assets
Other non-current financial assets	79.4	64.2
Derivative financial instruments [3]
Interest rate derivatives	3.3	5.7

Current financial assets
Hold-to-collect accounts receivables	597.2	675.4
Available for sale factoring receivables	2.6	0.0
Other interest-free receivables	118.0	124.4
Promissory notes	6.8	5.5
Derivative financial instruments [3]
Foreign exchange derivatives	12.5	23.5
Interest rate derivatives	0.8	—
Cash and cash equivalents	483.4	402.0

[3]

The values as per the consolidated statement of financial position of the derivatives have been recorded as they are disclosed in the Group’s consolidated statement of financial position and fair value reserve, and therefore cannot be reconciled with their actual fair values.

Factoring

A subsidiary of the Group entered into a factoring agreement, originally in 2013 and subsequently amended and restated in 2022, with a third-party banking institution (“Factor”), pursuant to which the Group agreed to sell accounts receivable up to a limit of USD 50 million in exchange for advanced funding equal to 100% of the principal value of the invoice on a non-recourse basis. Information on accounts receivable identified for factoring are provided and verified by the Factor prior to being accepted for factoring. The Group is charged a fee of commission of 0.4% on the basis of purchased gross invoice amount, and an adjustment rate of the Daily Simple SOFR plus 1.50% per annum, based on the number of days between the purchase date and the settlement date. The program is in place for certain approved US based obligors. The year-end value of uncollected receivables transferred as part of the factoring program was USD 39.4 million as of December 31, 2023 and USD 34.6 million as of December 31, 2022. As of December 31, 2023 and December 31, 2022, the total accounts receivable balances transferred to the Factor amounted to USD 232.9 million and USD 116.2 million, respectively.

The Group entered into a new receivables financing arrangements between two other subsidiaries and with a third-party banking institution (“Factor in EMEA”) on December 15, 2023. The year-end value of uncollected receivables transferred as part of the factoring program was USD 57.9 million as of December 31, 2023. As of December 31, 2023 the total accounts receivable balances transferred to the Factor in EMEA amounted to USD 57.9 million. There is no recourse or other liability included in the program. The financial expenses of the program didn’t produce material impact on the financial result of the Group given the start in late December 2023.

The fair value of the continuing involvement in the transferred trade receivables amounted to USD 0.7 million for the US program and USD 0.9 million for the EMEA program as of December 31, 2023, which corresponds to the maximum payment and the undiscounted cash outflows the Group might have to pay in case of late payment. The Group has assessed that significantly all risks and rewards of the transferred accounts receivables have been transferred to the Factors. The Group only retains the risk of late payments of the underlying debtors, which has been considered immaterial for the consolidated financial statements. All of the potential cash outflows have a maturity of less than 12 months. The objective of Amer Sports sale of receivables arrangements is to balance the liquidity swings of the Group.

VALUATION PROVISIONS OF ACCOUNTS RECEIVABLE

USD million	December 31, 2023	December 31, 2022
Accounts receivable reserve	16.2	17.3

Aging analysis of external accounts receivable and amounts recognized as accounts receivable reserve*

December 31, 2023
USD million	Receivable amount	Receivable reserve	Net
Not due	489.0	(3.2)	485.8
1-30 days overdue	56.4	(1.1)	55.3
31-60 days overdue	19.8	(1.3)	18.5
61-90 days overdue	9.7	(0.6)	9.1
91-120 days overdue	3.9	(0.5)	3.4
more than 120 days overdue	19.2	(9.5)	9.7
Total	598.0	(16.2)	581.8

December 31, 2022
USD million	Receivable amount	Receivable reserve	Net
Not due	590.0	(4.5)	585.5
1-30 days overdue	40.1	(1.0)	39.1
31-60 days overdue	17.0	(0.9)	16.1
61-90 days overdue	4.9	(0.3)	4.6
91-120 days overdue	1.4	(0.2)	1.2
more than 120 days overdue	22.6	(10.4)	12.2
Total	676.0	(17.3)	658.7

* Excludes accounts receivable to related parties amounting to USD 18.0 million and USD 16.7 million as of December 31, 2023 and 2022, respectively.

More than 120 days overdue accounts receivables are mainly related to the Group’s export business and specific payment plans have been agreed with the related distributors.

Bad debt write-offs amounted to USD 3.6 million in 2023, USD 4.2 million in 2022, and USD 4.0 million in 2021. The total impact on the consolidated statement of loss and other comprehensive income and loss from bad debt write-offs and the change in the receivable reserve amounted to USD 2.4 million in 2023, USD 3.6 million in 2022, and USD 0.7 million in 2021.

The Group had open receivable balances in Argentina related to a single distributor, which was not able to pay its outstanding invoice amounts due to abroad payment restrictions by the Central Bank of Argentina. Pursuant to an agreement reached, the related trade receivables were converted to a loan with a specific payment plan.

DERIVATIVE FINANCIAL INSTRUMENTS

	December 31, 2023
USD million	Nominal value	Fair value	2024	2025	2026 and after
Hedge accounting-related
Foreign exchange derivatives hedging
cash flows from operations	1,372.3	(8.7)	1,327.3	45.0

Other derivative contracts
Foreign exchange derivatives	1,031.1	(6.2)	1,031.1
Interest rate derivatives	110.5	3.3		110.5

	December 31, 2022
USD million	Nominal value	Fair value	2023	2024	2025 and after
Hedge accounting-related
Foreign exchange derivatives hedging
cash flows from operations	1,057.0	(1.4)	1,057.0

Other derivative contracts
Foreign exchange derivatives	823.6	1.4	823.6
Interest rate derivatives	213.3	5.7			213.3

CAPITAL MANAGEMENT

Amer Sports, Inc.’s capital management is driven by the strategic targets of the parent company and public ratings.

The Senior Facilities Agreement reflected in the statement of financial position of Amer Sports Holding Oy (former Mascot Bidco Oy) includes a Consolidated Senior Secured Net Leverage Ratio covenant which is tested each quarter and which provides that the ratio of Consolidated Senior Secured Net Debt to Consolidated EBITDA must not exceed 8.00:1.

The relevant subsidiaries of Amer Sports, Inc. disclose the covenants to the lenders according to the definitions and clauses of the agreements. The Group has been compliant with the covenants during the reporting periods.

The Group is not subject to any externally imposed capital requirements.

NET DEBT AND SHAREHOLDER’S EQUITY

USD million	December 31, 2023	December 31, 2022
Interest-bearing liabilities	6,661.2	6,236.0
Cash and cash equivalents	483.4	402.0
Net debt	6,177.8	5,834.0
Total shareholders’ equity	(156.8)	(73.9)

OFFSETTING FINANCIAL ASSETS AND LIABILITIES

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2023:

	Related amounts not set off
		Related assets (+) or
	Gross amount of	liabilities (-) subject to	Collateral
	derivative financial	master netting	received (-) or	Net
USD million	instruments	agreements	given (+)	exposure
Derivative assets	26.9	(23.6)	11.1	14.3
Derivative liabilities	(37.8)	23.6	—	(14.2)

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as at December 31, 2022:

	Related amounts not set off
		Related assets (+) or
	Gross amount of	liabilities (-) subject to	Collateral
	derivative financial	master netting	received (-) or	Net
USD million	instruments	agreements	given (+)	exposure
Derivative assets	36.7	(30.3)	10.7	17.1
Derivative liabilities	(30.9)	30.3	—	(0.6)

Other financial assets and liabilities than derivative financial assets and liabilities are not subject to material offsetting, enforceable master netting or similar agreements. Financial assets and liabilities that are not set off in the consolidated statement of financial position, but may be set off are under enforceable master netting arrangements (such as International Swaps and Derivatives Association Inc, ISDA, Master Agreement and Schedules governing terms, obligations and other provisions related to trading and settlement of derivative trades) that allow the Group and the counterparty for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such an election, financial assets and liabilities will be settled on a gross basis, however, each party to the master netting arrangement or similar agreement will have the option to settle all such amounts on a net basis in the event of default of the other party.

29.	DISCONTINUED OPERATIONS AND ASSETS AND LIABILITIES HELD FOR SALE

During the fiscal year 2023, the Company neither accounted for any discontinued operations nor reported assets or liabilities held-for-sale as of December 31, 2023. For the fiscal years ended December 31, 2022 and 2021, all income and expenses of the divested Suunto and Precor businesses were classified as loss from discontinued operations, net of tax in the consolidated statement of loss and other comprehensive income and loss.

2023:

There were no divestments in 2023.

2022:

Suunto divestment

During June 2021 the Company entered into a term sheet with Dongguan Liesheng Electronic Technology Co. Ltd (“Liesheng”), a leading Chinese technology company focusing on the smart & sport wearables electronics segment, in regards to the disposal of Suunto. The asset and liabilities of the disposal group were classified as held-for-sale and it was concluded that the disposal group qualifies as a discontinued operation. On December 28, 2021, an agreement was reached with Liesheng to acquire the Suunto business subject to the satisfaction of customary closing conditions.

The closing of the transaction was completed on May 6, 2022. The consolidated cash and debt-free sales value amounted to USD 18.3 million (net of transaction costs). The loss on disposal upon the sale of the Suunto business amounted to USD 5.5 million and is reported under loss from discontinued operations, net of tax.

Upon classifying Suunto as held-for-sale, an impairment loss in the amount of USD 77.5 million was recognized in accordance with IAS 36 Impairment of Assets.

2021:

Precor divestment

On December 21, 2020, the Company entered into an agreement with Peloton Interactive Inc, a Nasdaq listed, leading interactive fitness platform, for the sale of its Fitness Equipment segment (Precor) including the shares of Precor Inc. as well as all net assets and trademarks in a transaction valued at USD 420 million. The assets and liabilities of the disposal group were classified as held-for-sale and it was concluded that the disposal group qualifies as a discontinued operation. The transaction was closed and the transfer of ownership took place on April 1, 2021. The gain upon disposal, before taxes, upon the sale of the Precor business amounted to USD 116.0 million and is reported under loss from discontinued operations, net of tax.

Final adjustment on Precor divestment

A final purchase price adjustment on the Precor divestment amounted to USD 4.8 million which was paid during 2022 and was recorded as a gain in the consolidated statement of loss and other comprehensive income and loss. The total profit on the disposal of the Precor divestment after the final purchase price adjustment was USD 120.8 million.

The result of the Suunto and Precor businesses is shown as discontinued operations in the consolidated statement of loss and other comprehensive income and loss:

USD million	2023	2022	2021
Revenue	—	31.3	192.0
Cost of goods sold	—	(24.9)	(114.2)
Gross profit	—	6.4	77.8
Selling, general and administrative expenses	—	(24.1)	(123.7)
Impairment losses on non-financial assets	—	—	(77.5)
Profit and loss on sale of divested businesses	—	(5.5)	116.0
Other operating income	—	1.1	3.1
Operating loss	—	(22.1)	(4.3)

Finance income	—	0.0	0.0
Finance expenses	—	0.5	(0.3)
Net finance cost	—	0.5	(0.3)

Loss before tax	—	(21.6)	(4.6)

Income tax expense	—	(0.2)	2.8

Profit (loss) for the period	—	(21.8)	(1.8)

Net cash flows incurred by the Suunto and Precor businesses:

USD million	2023	2022	2021
Operating	—	(10.3)	(38.4)
Divested operations	—	20.3	393.8
Investing	—	(1.0)	(8.7)
Financing	—	(0.4)	(4.6)
Net cash outflow	—	8.6	342.1

During 2021 USD 4.9 million was recorded as translation differences related to Precor Inc. The translation differences are included in the profit on sale of Precor.

Carrying amounts of assets and liabilities, profit (loss) on sale and cash flow of the sold businesses

USD million	2023	2022
NON-CURRENT ASSETS
Intangible assets	—	6.5
Goodwill	—	0.0
Property, plant and equipment	—	3.1
Right-of-use assets	—	4.5
Other non-current receivables	—	—
Deferred tax assets	—	4.2
TOTAL LONG-TERM LIABILITIES	—	18.3

CURRENT ASSETS
Inventories	—	20.1
Accounts receivable, net	—	5.6
Prepaid expenses and other receivables	—	1.9
Current tax receivables	—	—
Cash and cash equivalents	—	2.7
TOTAL CURRENT ASSETS	—	30.3

TOTAL ASSETS SOLD	—	48.6

LIABILITIES
LONG-TERM LIABILITIES
Lease liabilities	—	3.8
Provisions	—	—
Other liabilities	—	—
Deferred tax liabilities	—	—
TOTAL LONG-TERM LIABILITIES	—	3.8

CURRENT LIABILITIES
Lease liabilities	—	1.1
Accounts payable	—	6.4
Other liabilities	—	11.4
Provisions	—	2.0
TOTAL CURRENT LIABILITIES	—	20.9

TOTAL LIABILITIES SOLD	—	24.7

NET ASSETS SOLD	—	23.9
Total net assets sold	—	23.9
Cumulative translation difference from divested subsidiaries	—	—
Sale consideration, net of transaction cost	—	23.1
Profit (loss) on sale	—	(0.7)
Cash flow
Consideration received, net of transaction cost	—	23.1
Cash and cash equivalents of the divested business	—	(2.8)
Net cash impact	—	20.3

30.LOSS PER SHARE

Basic loss per share

The calculation of basic loss per share has been based on the following loss attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding. The disclosed loss per share calculations have been adjusted retrospectively to reflect the increase in the number of ordinary shares outstanding resulting from a share split that became effective before the consolidated financial statements were authorized for issue.

Loss attributable to ordinary shareholders (basic)

		2023			2022			2021
	Continuing	Discontinued		Continuing	Discontinued		Continuing	Discontinued
USD million	operations	operation	Total	operations	operation	Total	operations	operation	Total
Loss for the year, attributable to the owners of the Company	(208.8)	—	(208.8)	(230.9)	(21.8)	(252.7)	(124.5)	(1.8)	(126.3)

Weighted-average number of ordinary shares (basic)

	2023	2022	2021
Weighted-average number of ordinary shares at December 31,	384,499,607	384,304,322	383,327,897

Diluted loss per share

For the periods included in these consolidated financial statements the Group incurred net losses. Therefore, antidilutive stock options are excluded from the diluted loss per share calculation.

The following table presents an overview of the calculated basic and diluted loss per share:

		2023			2022			2021
USD million (except for share and loss	Continuing	Discontinued		Continuing	Discontinued		Continuing	Discontinued
per share information)	operations	operation	Total	operations	operation	Total	operations	operation	Total
Loss for the year, attributable to the owners of the Company	(208.8)	—	(208.8)	(230.9)	(21.8)	(252.7)	(124.5)	(1.8)	(126.3)
Weighted-average number of ordinary shares	384,499,607	384,499,607	384,499,607	384,304,322	384,304,322	384,304,322	383,327,897	383,327,897	383,327,897
Loss per share basic	(0.54)	0.00	(0.54)	(0.60)	(0.06)	(0.66)	(0.32)	0.00	(0.33)
Loss per share diluted	(0.54)	0.00	(0.54)	(0.60)	(0.06)	(0.66)	(0.32)	0.00	(0.33)

31.SUBSEQUENT EVENTS

Management has evaluated events subsequent to December 31, 2023 and through March 18, 2024, the date these consolidated financial statements were authorized for issuance by the Board of Directors. The following events which occurred subsequent to December 31, 2023 merited disclosure in these consolidated financial statements. Management determined that no adjustments were required to the figures presented as a result of these events.

IPO and refinancing activities

On January 31, 2024, the Company’s initial public offering (including the proceeds from the exercise of the overallotment option described below, together with the use of proceeds therefrom, the “Amer Sports IPO”) priced and its ordinary shares began trading on the New York Stock Exchange under the ticker “AS” on February 1, 2024.

The Amer Sports IPO closed on February 5, 2024, raising USD 1.37 billion in gross proceeds, and the underwriters subsequently exercised a portion of their overallotment option to purchase additional shares, raising USD 102.4 million in additional gross proceeds on February 6, 2024.

On February 8, 2024, the underwriters exercised the remaining portion of the option to purchase additional shares, raising an additional USD 102.4 million in further additional gross proceeds.

Immediately prior to the completion of the Amer Sports IPO, the Company (i) redesignated and reclassified each of the issued and outstanding class A voting shares and each of the issued and outstanding class B non- voting shares into a single class of ordinary shares, each entitled to one vote per share (collectively, the “Reclassification”) and (ii) effected a 3.3269-for-1 share split of its ordinary shares (the “Share Split”).

Following the Reclassification and the Share Split, but before giving effect to the Amer Sports IPO, the Company had 384,499,607 ordinary shares issued and outstanding. After giving effect to the Amer Sports IPO the Company has 505,249,607 ordinary shares issued and outstanding.

On February 16, 2024 the Company entered into a new credit agreement, providing for (i) a new 7-year USD 500 million term loan facility, (ii) a new 7-year EUR 700 million term loan facility and (iii) a new USD 710 million 5-year revolving credit facility (together, the “New Senior Secured Credit Facilities”). The Company also issued USD 800 million of 6.750% new senior secured notes on the same day.

Immediately prior to the completion of the IPO, a portion in the amount of approximately USD 2.60 billion of Loans from related parties (comprised of the Investment Loan and Facility A loan), with a carrying value of USD 4.08 billion as of December 31, 2023, were equitized (the “Equitization”).

The net proceeds of the Amer Sports IPO, together with the net proceeds from the USD 500 million term loan facility, the EUR 700 million term loan facility and the USD 800 million notes issuance and additional cash on hands were used to repay (i) all remaining borrowings under the old term loan facility under the Senior Facilities Agreement with a carrying value of USD 1.86 billion as of December 2023 (recorded within Loans from financial institutions), (ii) the remaining borrowings from Loans from related parties after the Equitization as well as (iii) the remaining borrowings from the bilateral facility with Standard Chartered and the old revolving credit facility under the Senior Facilities Agreement with a carrying value in the amount of USD 90 million and USD 291 million, respectively, as of December 31, 2023 (both recorded within current interest-bearing liabilities).

Share-based incentive plans (ESOP)

In connection with the Amer Sports IPO and prior to the vesting of the option awards under the 2019 ESOP and 2023 ESOP, the Company made modification of the terms of the awards. On January 4, 2024, the exercise price of all options was converted from euros to U.S. dollars. On January 22, 2024, all cash-settled options were modified and changed to equity-settled options. The Company is currently still assessing the accounting impact of these modifications.