Form 20-F
period 2024-12-31
Amer Sports, Inc.
filed 2025-03-07
CIK 1988894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________________________________
FORM 20-F
_____________________________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
149 Fifth Avenue, 9th Floor
New York, NY 10010
Tel: +1 773 714-6400

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
_____________________________________________
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares, par value EUR 0.0300580119630888 per share	AS	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
_____________________________________________
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
_____________________________________________
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of each class	Number of shares outstanding
Ordinary shares, par value EUR 0.0300580119630888 per share	553,631,196
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Certain Definitions
Unless otherwise indicated or the context otherwise requires, all references in this Annual Report to “Amer Sports, Inc.,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Amer Sports, Inc., together with its subsidiaries. All references to “U.S. dollars,” “dollars” or “$” are to the U.S. dollar, all references to “EUR” or “€” are to the euro and all references to “CNY” are to the Chinese yuan. Unless otherwise indicated or the context otherwise requires, all references to “Americas” refers to United States, Canada, and certain countries in Latin America, “EMEA” refers to Europe, the Middle East and Africa, “Greater China” refers to Mainland China, Hong Kong, Macau and Taiwan and “Asia Pacific” excludes Greater China.
Financial Statements
The consolidated financial statements in this Annual Report have been prepared and presented in accordance with IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).
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
Trademarks and Trade Names
We own various trademark registrations and applications, and unregistered trademarks, including Arc’teryx, Salomon, Wilson, Peak Performance, Atomic, Armada, Louisville Slugger, DeMarini, EvoShield and ATEC, among others, and our other registered and common law trade names, trademarks and service marks, including our corporate logo. Solely for convenience, some of the trademarks, service marks and trade names referred to in this Annual Report are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, rights to such trademarks, service marks and trade names.
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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this Annual Report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “may,” “will,” “expect,” “could,” “target,” “predict,” “potential,” “should,” “plan,” “intend,” “estimate” and “potential,” and similar expressions, although the absence of these words does not mean that a statement is not forward-looking.
Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. These forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. They are not statements of historical facts. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Item 3. Key Information—D. Risk Factors” in this Annual Report. These risks and uncertainties include factors relating to, but are not limited to:
•the strength of our brands;
•changes in market trends and consumer preferences;
•intense competition that our products, services and experiences face;
•harm to our reputation that could adversely impact our ability to attract and retain consumers and wholesale partners, employees, brand ambassadors, partners, and other stakeholders;
•reliance on technical innovation and high-quality products;
•general economic and business conditions worldwide, including due to inflationary pressures;
•the strength of our relationships with and the financial condition of our third-party suppliers, manufacturers, wholesale partners and consumers;
•ability to expand our DTC channel, including the expansion and success of our retail stores and e-commerce platform;
•our plans to innovate, expand our product offerings and successfully implement our growth strategies that may not be successful, and implementation of these plans that may divert our operational, managerial and administrative resources;
•our international operations, including any related to political uncertainty and geopolitical tensions;
•our and our wholesale partners’ ability to accurately forecast demand for our products and our ability to manage manufacturing decisions;
•our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy;
•the cost of raw materials and our reliance on third-party manufacturers;
•our distribution system and ability to deliver our brands’ products to our wholesale partners and consumers;
•climate change and sustainability-related matters, or legal, regulatory or market responses thereto;
•changes and contemplation of changes to trade policies, tariffs, import/export regulations and anti-competition regulations in the United States, European Union ("EU"), Peoples Republic of China ("PRC") and other jurisdictions, or our failure to comply with such regulations;

•the use and reliance on artificial intelligence can potentially cause intellectual property rights issues, security vulnerabilities, harm our business reputation, negatively impact our operations and impact our financial results;
•ability to obtain approvals from PRC authorities to remain listed on the U.S. exchanges and offer securities in the future;
•ability to obtain, maintain, protect and enforce our intellectual property rights in our brands, designs, technologies and proprietary information and processes;
•ability to defend against claims of intellectual property infringement, misappropriation, dilution or other violations made by third parties against us;
•security breaches or other disruptions to our information technology ("IT") systems;
•our reliance on a large number of complex IT systems;
•changes in government regulation and tax matters;
•our ability to remediate our material weakness in our internal control over financial reporting;
•our relationship with ANTA Sports Products Limited (“ANTA Sports”);
•our expectations regarding the time during which we will be a foreign private issuer; and
•other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”
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

C. Reason for the Offer and Use of Proceeds
Not applicable.

D. Risk Factors
In addition to the other information contained in this Annual Report and in other documents we file with or furnish to the SEC, the following risk factors, as well as additional factors not presently known to us or that we currently deem to be immaterial, should be considered in evaluating our business. Our business, financial condition, or results of operations could be materially adversely affected as a result of any of these risks.
Summary of Risk Factors
The following is a summary of the material risk factors associated with an investment in our ordinary shares, which are more fully described below:
I.Risks Related to Our Business and Industry
a.Brand resilience and reputation
b.Consumer preferences and trends
c.Competition and innovation
d.Economic, political and industry trends
e.Business strategy
f.Association of our business with the PRC
II.Risks Related to Our Distribution Network and Suppliers
a.Operations of suppliers and third-party manufacturers
b.Supply chain and distribution
c.Key employees
d.Climate change and sustainability
e.Political uncertainty
III.Risks Related to Litigation and Regulation
a.Trade policies, tariffs, import/export regulations
b.Anti-corruption regulations
c.Litigation, including product liability
d.Employee conduct
e.PRC regulation

IV.Risks Related to Our Intellectual Property and Information Technology
a.Protection of intellectual property and litigation
b.Licensing of intellectual property
c.Information technology security, laws and systems
d.Cyberattacks and personal information
V.Risks Related to Financial, Accounting and Tax Matters
a.Additional investments of our resources
b.Financial reporting and internal controls
c.Foreign currency exchange rates
d.Taxes
VI.Risks Related to Our Relationship with ANTA Sports
a.Performance of contractual obligations
b.Conflicts of interest
VII.Risks Related to Our Ordinary Shares
a.Price volatility
b.Foreign private issuer status
c.Regulatory burdens on public companies
d.Cayman corporate law
Risks Related to Our Business and Industry

Our business depends on the strength of our brands, and if we are not able to maintain and enhance our brands, our reputation and results of operations may be adversely affected.

Our iconic sports and outdoor brands, including Arc’teryx, Salomon, Wilson, Atomic and Peak Performance, are integral to our business and to the implementation of our strategies for expanding our business. We believe that the brand images we have cultivated have significantly contributed to the success of our business and are critical to maintaining and expanding our consumer base. Maintaining and enhancing our premium brands may require us to make substantial investments in areas such as product design, intellectual property, operations, marketing, supply chain (including raw materials, manufacturing and distribution), sustainability, community relations, employee training and our direct-to-consumer (“DTC”) and wholesale distribution channels, including investments in additional distribution partnerships, the opening of new owned retail stores and new owned e-commerce websites, the inclusion of products on third-party e-commerce platforms, and other e-commerce projects, and these investments may not be successful.

We anticipate that, as our business continues to expand into new markets and new product categories, maintaining and enhancing our brands may become difficult and require expending significant resources. If these or similar efforts in the future are not successful, our brands may be adversely impacted. Even if such efforts are commercially successful, they may dilute our image in our brands’ respective core markets, including apparel, footwear, sports equipment, protective gear and accessories. In addition, our brands may be adversely affected if our public image or reputation is tarnished by negative publicity. Our brands currently have significant autonomy within the structure of the Company with respect to the implementation of their strategic goals. Decision makers at our respective brands could take actions that harm our overall reputation or lead to the loss of goodwill by wholesale partners and consumers. Likewise, the reputation of our brands could be damaged by adverse publicity regarding Amer Sports and if decision-makers of Amer Sports take actions that would be viewed negatively by our wholesale partners, consumers or the general public. Furthermore, our exposure to social media platforms may accelerate and aggravate such negative publicity. In addition, ineffective marketing, product diversion to unauthorized distribution channels, product defects, counterfeit products and failure or legal limitations to obtain, maintain, protect and enforce the intellectual property rights in our brands may threaten the strength of our brands, and those and other factors could diminish consumer confidence in us. Maintaining and enhancing our brands will depend largely on our ability to remain a leader in premium performance in the sports and outdoor industry and to continue to offer a range of high-quality products to our consumers, which we may not execute successfully. Any of these factors could harm our business, reputation, prospects, financial condition or operating results.

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
Furthermore, if certain brand ambassadors were to stop using our products contrary to their endorsement agreements, our business could be adversely affected. Additionally, actions taken or statements made by athletes, teams or leagues, or other brand ambassadors, associated with our products or brand or societal perceptions of our brand ambassadors that harm the reputations of those brand ambassadors as a result of geopolitical tensions, could also seriously harm our brand image with consumers and, as a result, could have an adverse effect on our sales and financial condition. In addition, poor or non-performance by our brand ambassadors, a failure to continue to correctly identify promising athletes, public figures or sports organizations to use and endorse our products and brand, or a failure to enter into cost-effective endorsement arrangements with prominent athletes, public figures and sports organizations could adversely affect our brand, sales and profitability.
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
Negative publicity or perceptions involving us and our brands, products, vendors, brand ambassadors, principal shareholders or marketing and other partners, or failure to detect, prevent, mitigate or address issues giving rise to reputational risk could adversely impact our reputation, business, results of operations and financial condition, and may adversely impact our ability to attract and retain employees, brand ambassadors, consumers and wholesale partners, sponsorships, partnerships, relationships with professional and collegiate sports leagues and other stakeholders. Issues that might pose a reputational risk include:
•product liability, product recalls, and product boycotts including due to failure to obtain any applicable professional organization or safety or performance certifications;
•product sponsorship and brand ambassador relationships, including those with athletes and celebrity brand ambassadors, professional and collegiate sports leagues, influencers or group affiliations;
•public stances on controversial social or political issues;
•our handling of issues relating to sustainability matters, including the transparency of setting or our progress toward sustainability expectations, goals and initiatives;
•perceptions of our or our affiliates’ supply chain and sourcing practices, including due to geopolitical tensions;
•perceptions of our principal shareholders;
•our social media activity;
•failure of our cybersecurity measures to protect against data breaches;
•failure to comply with applicable laws, sanctions, trade or other regulations;
•issues with management or other key personnel, as well as labor issues; and
•any of the other risks enumerated in these risk factors.

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
The uncertain state of the global economy continues to impact businesses around the world, most acutely in emerging markets and developing economies. As global economic conditions continue to be volatile or economic uncertainty remains, including in light of the conflicts in Ukraine and the Middle East, and with increasing inflation, trends in consumer discretionary spending also remain unpredictable and subject to reductions as a result of significant increases in employment, financial market instability, and uncertainties about the future. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products. Consumer demand for our products may decline as a result of store closures, an economic downturn, or economic uncertainty in our key markets, particularly in North America, Europe, Greater China and Asia Pacific, which in turn may result in reduced orders from wholesale partners and consumers for our products, order cancellations, lower revenue, higher discounts, increased inventories and lower gross margins. Our sensitivity to economic cycles and any related fluctuation in consumer demand may have a material adverse effect on our business, results of operations, and financial condition.
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
We generally do not have long-term contracts with our wholesale partners, and sales to our wholesale partners are generally on a per-purchase basis. To assist in the scheduling of production and the shipping of our products, we offer the majority of our wholesale partners the opportunity to place orders several months ahead of delivery under our pre-order program. Sales to our wholesale partners are generally on an order-by-order basis and these advance orders may be canceled under certain conditions, and the risk of cancellation may increase when dealing with financially unstable retailers or retailers struggling with economic uncertainty. We also extend credit to our wholesale partners based on an assessment of such retailer’s financial condition, generally without requiring collateral. We do not have significant concentration among our wholesale partners as of December 31, 2024. No single customer accounted for more than 10% of total accounts receivable and our 20 largest wholesale partners accounted for 33% of total accounts receivable. Some of our retailers have in the past, and may in the future, experience financial difficulties, including bankruptcies, which have had and could have an adverse effect on our sales, our ability to collect on receivables and our financial condition.
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

Our growth strategy involves the continued expansion of our DTC channel, including our owned retail stores and e-commerce platforms, which may present risks and challenges.
Our business involves distributing products on a wholesale basis for resale through our wholesale partners and also includes a multi-channel experience, including owned retail stores (which we define as stores which are operated by the Company, not inclusive of stores operated by our wholesale partners), which we operate in over 20 countries, and e-commerce websites that are owned and operated by us. Growing our e-commerce platforms and the number of physical stores we operate is essential to our growth strategy, as is innovating and expanding our product offerings available through these channels. Sales in our DTC channel continue to grow, which may expose us to other risks, including those relating to continuing to grow brand awareness. This strategy has, and will continue to require significant investment in cross-functional operations and management focus, along with investment in supporting technologies and retail store spaces. If we are unable to provide a convenient and consistent experience for our consumers, our ability to compete and our results of operations could be adversely affected. In addition, if our e-commerce platform design does not appeal to our consumers, function reliably and conveniently, or maintain the privacy and security of consumer data, or if we are unable to consistently meet our brand promise to our consumers, we may experience a loss of consumer confidence or sales, including as a result of losing repeat consumers, or be exposed to fraudulent purchases, cyberattacks or other issues which could adversely affect our reputation and results of operations. Our growth in the DTC channel may also negatively impact our relationships with existing wholesale partners.
As of December 31, 2024, we operate our e-commerce digital platforms in approximately 20 countries, where we generally also operate in through our wholesale channel, and we are planning to expand our e-commerce platform to other geographies. Existing and additional countries may impose different and evolving laws governing the operation and marketing of e-commerce websites, as well as the collection, storage and use of information on consumers interacting with those websites. We may incur additional costs and operational challenges in complying with these laws, and differences in these laws may cause us to operate our businesses differently in different territories. If so, we may incur additional costs and may not realize benefits from our investment in our international expansion. We are also exposed to the risk of fraudulent domains or websites pretending to sell our products, when they are in reality phishing websites or imitator domains, and we might be unable to stop those websites from operating in due time, or permanently due to regulatory or factual constraints.
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

We face risks associated with the acquisition and divestiture of businesses.
We have expanded our products and markets in part through strategic acquisitions, joint ventures and equity investments and may continue to do so in the future, depending on our ability to identify and successfully pursue suitable candidates and partners.
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
Joint ventures could also present potential additional risks to our business, including risks inherent in taking on a partner which limits our ability to make decisions in our strategy and operations unilaterally and differences in culture, experience and expectations could adversely affect our ability to work successfully with our partners. In growing our business, we also have made and may continue to make equity investments in other companies to provide greater opportunities for business collaboration, operational efficiency and financial gain. These equity investments may pose a risk to our business, if the companies we invest in have financial losses, suffer from market volatility, and become subject to new regional laws and regulations.
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
Our future success depends, in large part, on our ability to implement our growth strategies, including expanding our brands’ product offerings to capture additional market share, continuing to engage in consumer acquisition and retention efforts that drive long-term consumer and wholesale partner relationships and continuing to grow our business. Our ability to implement these growth strategies depends, among other things, on our ability to:
•expand our product offerings;
•increase our brand recognition by effectively implementing our multi-channel strategy alongside our network of wholesale partner relationships without compromising our premium consumer experience;
•expand the geographic reach of our brands;
•increase consumer engagement with our digital platforms;

•leverage our investments in our human capital and operational infrastructure to drive traffic and consumer acquisition;
•expand and diversify our wholesale channel while continuing to expand our DTC channel, including increasing our number of retail stores;
•enter into distribution and other strategic arrangements with potential distributors of our products in order to better influence consumer experience at better cost efficiency and manage risks associated with third-party distributors; and
•develop and grow our own manufacturing facilities, third-party sourcing and logistics footprint.
The principal risks to our ability to successfully carry out our plans to expand our product offering include:
•if our expanded product offerings fail to maintain and enhance our distinctive brand identities and premium quality, our brand images may be diminished, and our sales may decrease;
•our innovations in apparel, footwear, sports equipment, protective gear and accessories may fail to be financially viable or may not be well received by our consumers or the market;
•implementation of our plans may divert management’s attention from other aspects of our business and place a strain on our management, operational and financial resources, as well as our information systems;
•entrance into joint ventures may face risks related to governance of the venture, strategic misalignment, termination or exit, among others; and
•incorporation of novel materials or features into our apparel, footwear, sports equipment, protective gear and accessories may not be accepted by our consumers or may be considered inferior to similar products offered by our competitors.
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
These and similar “counterfeit” issues, including proliferation of "gray market" actors that purchase large quantities in certain markets and sell in others at varying prices, could reoccur and could again result in consumer confusion, harm to our brands, a loss of our market share, and/or a decrease in our results of operations.
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
The majority of our products are sourced from a network of suppliers, predominantly in the Asia Pacific and Greater China regions, with the remaining from EMEA, and the Americas, and our products are sold around the world. Accordingly, we are subject to the risks generally associated with global trade and doing business abroad, which include foreign laws and regulations, varying consumer preferences across geographic regions, political unrest, disruptions or delays in cross-border shipments and changes in economic conditions in countries in which our products are manufactured or where we sell products. This includes, for example, the changes to the legal and regulatory framework that apply to the United Kingdom (the “UK”) and its relationship with the European Union, as well as new and proposed changes affecting tax laws and trade policy in the United States and elsewhere, as further described below under “—Risks Related to Our Financial, Accounting and Tax Matters—We could be subject to changes in tax laws, tax regulations and tax treaties, including their interpretation and application, in the Cayman Islands, Finland, Germany, the United States, the PRC, or any other country in which we operate, which could result in additional tax liabilities or increased volatility in our effective tax rate” and “—Risks Related to Litigation and Regulation—Changes to trade policies, tariffs, import/export regulations and anti-competition regulations in the United States, EU, PRC and other jurisdictions, or our failure to comply with such regulations, may have a material adverse effect on our reputation, business, financial condition and results of operations.” We also generate a significant portion of our revenue from sales in the People’s Republic of China (and only in the context of describing PRC laws, regulations and other legal or tax matters in this Annual Report, excludes Hong Kong, Macau and Taiwan). See “We face risks associated with our business in the PRC.” There could be legislative actions limiting outsourcing manufacturing and production activities to foreign jurisdictions, including through tariffs or penalties on goods manufactured outside the United States, which may require us to change the way we conduct business and adversely affect our business, results of operations and financial condition.
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
In addition, disease outbreaks, such as the COVID-19 pandemic or future pandemics and public health crises, terrorist acts and political or military conflict, such as the conflicts in Ukraine and the Middle East, have increased the risks of doing business abroad. Such political and economic instability, and any resulting negative sentiment toward the countries where we operate, sell or have our products manufactured, could interrupt our ability to operate internationally. These factors, among others, could affect our ability to manufacture products or procure materials, our ability to import finished products, our ability to move and store products, our ability to sell products in international markets and our cost of doing business.
We face risks associated with our business in the PRC.
For the year ended December 31, 2024, 23.6% of our revenue was derived from sales in the PRC. In addition to our sales activity, we have key suppliers and manufacturing facilities in the PRC, and approximately 29.8% of our products sourced from third-party suppliers were manufactured in the PRC in 2024. Additionally, ANTA Sports, our largest shareholder, has significant operations in the PRC and has a principal place of business in the PRC, as well as management and directors that are PRC citizens or domiciled in the PRC. As a result, our business is subject to risks associated with doing business in the PRC, including but not limited to, a general climate of economic, political and social conditions, including with respect to future regulatory, policy and legislative developments, increased costs and uncertainties associated with enforcing contractual obligations in the PRC and increasingly strengthening intellectual property protection system in the PRC, each of which could adversely impact our business, results of operations and financial condition.
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
More broadly, while the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in the PRC, in the policies of the PRC government or in the laws and regulations in the PRC could have an adverse effect on the overall economic growth of the PRC. Such changes could also adversely affect our business and operating results, lead to reduction in demand for our products and adversely affect our competitive position. In addition, changes in the political climate or trade policy of any other countries or regions, such as increased duties or tariffs on imports from the PRC, may adversely affect our business. For more discussion of the risks related to our Chinese operations, see “- Risks Related to Litigation and Regulation —There remain some uncertainties as to whether we will be required to obtain approvals from PRC authorities to remain listed on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval.”
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
The majority of our manufacturing and finished goods as well as raw material suppliers are located outside the United States. In addition, we work with select third-party distributors, especially in the initial stages of expansion for highly complicated products and in new markets, and because we ultimately do not control those third parties, we are subject to additional risks as a result of such relationships. Moreover, in 2024 approximately 29.8% of our apparel, footwear, sports equipment, protective gear and accessories products sourced from third-party suppliers were manufactured in the PRC, with the remainder being produced in other Asian countries, North America and Europe. We experienced disruptions to our footwear business due to COVID-19 lockdowns adversely affecting certain of our suppliers in Asia. Many of our products are manufactured by third-party manufacturers. As a result of our international suppliers and third-party manufacturers, we are subject to risks associated with doing business in multiple jurisdictions, including:
•political unrest, terrorism, labor disputes and economic instability resulting in the disruption of trade from foreign countries in which our products are manufactured;
•wholesale partner or consumer boycotts due to ethical, environmental or political issues in certain countries we do business with, such as for example, human rights and labor concerns in Asia, or product-related environmental concerns;
•compliance with existing and new laws and regulations, including those relating to labor conditions and workplace safety, environmental protection, chemical regulation (e.g. related to PFAS), quality and safety standards, sustainability, transparency (the EU Corporate Sustainability Reporting Directive and other related EU directives or regulations), imports, duties, taxes and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds;
•risks associated with doing business in or with the PRC, including as a result of the trade conflict, or other conflicts, between the United States and the PRC;
•reduced protection for intellectual property rights, including patent and trademark protection, in some countries;
•disruptions or delays in shipments and supply chains globally; and
•changes in local economic conditions in countries where our manufacturers, suppliers, wholesale partners or consumers are located.

In particular, compliance with the sanctions and customs trade orders could affect the sourcing and availability of raw materials used by our suppliers in the manufacturing of certain of our products. Our ability to successfully import such materials may be adversely affected by changes in jurisdictions’ laws. See “Increasing restrictions or additional requirements on products from certain areas, such as the U.S. Uyghur Forced Labor Prevention Act, may require us to incur additional costs, disrupt our value chain, or otherwise adversely impact our operations and financial condition.” There are also increasing expectations in various jurisdictions that companies proactively monitor the environmental and social performance of their value chain, including compliance with a variety of labor practices and human rights considerations, as well as consideration of a wider range of potential environmental and social matters, including the end-of-life considerations for products. For example, various jurisdictions have adopted, or are considering adopting, regulations that would require organizations to, among other things, conduct due diligence to identify certain environmental and human rights risks in their supply chains and take steps to mitigate any such risks identified. We have been and may continue to be subject to costs associated with such regulations, as well as any future regulations on the provenance of products or their component parts or materials, including for the diligence pertaining to these matters and the cost of remediation and other changes to products, processes, or sources of supply as a consequence of such verification activities. The impact of such regulations may result in a limited pool of acceptable suppliers, and we cannot be assured that we will be able to obtain products in sufficient quantities or at competitive prices. Additionally, because our supply chain is complex, we may face regulatory challenges in complying with applicable sanctions and trade regulations and reputational challenges with our consumers and other stakeholders if we are unable to sufficiently verify the origins for the materials used in the products we sell. Even if we comply with applicable regulations, we may be subject to additional expectations and scrutiny from investors, business partners, wholesale partners, consumers or other stakeholders on our environmental and human rights practices. These expectations are evolving quickly, and their application can involve substantial subjective determinations based on the context of specific circumstances. As such, certain of our actions or decisions, either currently or in the future, may be perceived to not align with best practices or stakeholder expectations, which could damage our reputation or otherwise adversely impact our business.
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
The raw materials used in our supply chain include synthetic fabrics and natural products, including blend fabrics, nylon, polyester, down and cotton, as well as plastics, rubber, carbon and metals. Significant price fluctuations, including as a result of inflation, or shortages or the cost of these raw materials may increase our cost of goods sold and cause our results of operations and financial condition to suffer. Additionally, global sourcing prices may increase as a result of tariffs placed on certain trade partners by the United States. See “Changes or contemplation of changes to trade policies, tariffs, import/export regulations and anti-competition regulations in the United States, EU, PRC and other jurisdictions, or our failure to comply with such regulations.”
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
We rely on leased and owned Amer Sports-operated distribution facilities, as well as an ANTA Sports distribution facility in the PRC and certain third-party facilities, to warehouse and ship product to our wholesale partners and consumers. Our distribution system includes computer-controlled and automated equipment, which may be subject to a number of risks related to security or computer viruses, the proper operation of software and hardware, power interruptions or other system failures. Further, we are reliant on third-party software to run certain automated warehouses, and are thus dependent upon the uninterrupted uninterrupted access to, and proper functioning and maintenance of, such software, factors which are outside of our direct control and expertise. Because substantially all of our brands’ products are distributed from a relatively small number of locations, our operations could also be interrupted by earthquakes, floods, fires or other natural disasters or other events outside our control affecting our warehouses or distribution centers, including political or labor instability. Additionally, since we share distribution warehouses among brands, a disruption at one distribution center may impact deliveries and shipments for numerous brands. We maintain business interruption insurance under our property insurance policies, but it may not adequately protect us from the adverse effects that could be caused by significant disruptions in our distribution facilities. In addition, our distribution capacity is dependent on the timely performance of services by third parties, including the transportation of product to and from its distribution facilities. If we encounter problems with our distribution system, our ability to meet consumer expectations, manage inventory, complete sales and achieve operating efficiencies could be materially adversely affected.
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
Some employees at our own manufacturing facilities and distribution centers are subject to collective bargaining agreements. For example, the employees at our Wilson brand Ohio manufacturing facility as well as the employees at our facilities in Austria, France and Germany, are subject to a collective bargaining agreement. Labor disputes with these employees may have a material adverse effect on our business, potentially resulting in canceled orders by wholesale partners or consumers, inability to fulfill potential e-commerce demand, unanticipated inventory accumulation and reduced revenue and net income/(loss). Labor disturbances, including transportation strikes, work stoppages and strikes at critical logistical hubs such as airports, warehouses and seaports can affect our ability to ship products in a timely manner. These disruptions may negatively impact our business operations by causing an increase in costs and diminish our supply chain efficiency. In addition, if we fail to mitigate labor disputes, fail to properly hire and dismiss employees as needed or fail to comply with labor laws, which differ by location and jurisdiction and are rapidly changing, our risk of litigation may increase, which would cause us to incur additional costs.
We have not obtained key person life insurance policies on any members of our senior management team. As a result, we would not be protected against the associated financial loss if we were to lose the services of members of our senior management team.
Climate change, or legal, regulatory or market responses thereto, may have an adverse impact on our business and results of operations.
A significant majority of the scientific community has concluded that increased levels of carbon dioxide and other greenhouse gases in the atmosphere have caused, and are expected to continue to cause, potentially at a growing rate, increases in global temperatures, changes in weather (including precipitation and temperature) patterns and increasingly frequent, prolonged, and/or more intense extreme weather and climate events. For more information, see “- Extreme weather conditions and natural disasters could negatively impact our operating results and financial condition.” Climate change may also exacerbate challenges relating to the availability and quality of water and raw materials, including those used in the production of our products, and may result in changes in regulations or consumer preferences, or changes in the availability and/or cost of capital and insurance, which could in turn affect our business, operating results and financial condition. In addition, governmental authorities in various countries have proposed, and are likely to continue to propose, legislation and regulation to reduce or mitigate the impacts of climate change. Various countries and regions are following different approaches to the regulation of climate change, which could increase the complexity of, and potential cost related to complying with, such regulations. Failure to monitor, adapt, build resilience and develop solutions against the physical and transitional impacts from climate change, including any differences between what climate impacts we believe may occur and ultimately come to pass (including the timeframes associated with same), may negatively impact our brand and reputation, sales of our products and our results of operations.

Sustainability-related matters, climate change, or legal, regulatory or market responses thereto, as well as diverging approaches to ESG by various stakeholders, may have an adverse impact on our business and results of operations.
There has been increased focus by governmental and non-governmental organizations, wholesale partners and consumers, employees and other stakeholders on products that are sustainably made and other sustainability-related matters, including climate change, responsible sourcing, animal welfare, deforestation, the use of plastic, energy and water, biodiversity and other natural capital impacts, human rights, ethics, the recyclability or recoverability of packaging, circular economy and pollution prevention considerations, materials transparency and banning of certain chemicals and product subcomponents, any of which may require us to incur increased costs for additional transparency, due diligence, recruiting and reporting. Further, some investor advocacy groups, certain institutional investors, investment funds, other market participants, shareholders, current and prospective employees, and consumers have focused on sustainability-related practices. Certain of these parties also use certain ratings in their assessment of organizations. Conversely, “anti-ESG” sentiment has recently gained momentum across the U.S., with several states and Congress having proposed or enacted “anti-ESG” policies, legislation, or initiatives, and the President having recently issued an executive order opposing diversity equity and inclusion (“DEI”) initiatives in the private sector. Institutional investors and proxy advisory firms have also updated their guidelines and expectations with respect to ESG and DEI initiatives. Such anti-ESG and anti-DEI-related policies, legislation, initiatives, litigation, and scrutiny could result in us facing additional compliance obligations, becoming the subject of investigations and enforcement actions, or sustaining reputational harm. If our practices do not meet investor or other industry stakeholder expectations and standards, which continue to evolve, our brand, reputation, share price, access to and cost of capital, and employee, wholesale partner, consumer, and/or business partner retention may be negatively impacted.
In addition, federal, state or local governmental authorities in various countries have proposed or adopted legislative and regulatory initiatives regarding the management of sustainability-related topics, or disclosures on such matters. Various countries and regions are following different approaches to the regulation of climate change and other ESG matters and disclosure of related information, which could increase the complexity of, and potential cost related to complying with, such regulations. For example, we may be subject to the disclosure requirements of the EU’s Corporate Sustainability Reporting Directive (and its implementing laws and regulations) and other EU directives or EU and EU member state regulations, the International Sustainability Standards Board’s sustainability and climate disclosure standards, various disclosure requirements (such as greenhouse gas metrics, climate risks, use of offsets, and emissions reduction claims) from the State of California, among other regulations or requirements; these regulations and requirements may not entirely align and thus require us to duplicate certain or make different efforts or use different reporting methodologies in order to comply with each jurisdictions’ requirements. Separately, various regulators have adopted, or are considering adopting, regulations on environmental marketing claims, including but not limited to the use of “sustainable,” “eco-friendly,” “organic,” “recyclable” or similar language in product marketing. Any of the foregoing may require us to make additional investments in facilities and equipment, may require us to incur additional costs for the collection of data and/or preparation of disclosures and associated internal controls for same, may impact the availability and cost of key raw materials used in the production of our products or the demand for our products, and, in turn, may adversely impact our business, operating results and financial condition.

We also may at times engage in certain voluntary initiatives or commitments (such as voluntary disclosures, certifications, or targets, among others) to improve the sustainability or environmental profile of our company and/or products. However, such initiatives or commitments may be costly and may not have the desired effect. For example, execution of these strategies and achievement of our goals is subject to risks and uncertainties, many of which are outside of our control. These risks and uncertainties include, but are not limited to, our ability to set relevant, achievable and credible goals, execute our strategies and achieve our goals within the currently projected costs and the expected timeframes; the availability and cost of raw materials and renewable energy; unforeseen production, design, operational and technological difficulties; the outcome of research efforts and future technology developments, including the ability to scale projects and technologies on a commercially competitive basis such as carbon sequestration and/or other related processes; compliance with, and changes or additions to, global and regional regulations, taxes, charges, mandates or requirements relating to greenhouse gas emissions, carbon costs or climate-related goals, or to other sustainability matters; adapting products to consumer preferences and consumer acceptance of sustainable supply chain solutions; and the actions of competitors and competitive pressures. As a result, there is no assurance that we will be able to successfully execute our strategies and achieve our sustainability-related goals, which could damage our reputation and wholesale partner, consumer and other stakeholder relationships and have an adverse effect on our business, results of operations and financial condition. Moreover, actions or statements that we may take based on expectations, assumptions, other methodological considerations, or third-party information that we currently believe to be reasonable may subsequently be determined to be erroneous or be subject to misinterpretation. Additionally, there can be no assurance that our stakeholders will agree with our strategies, and any perception, whether or not valid, that we have failed to achieve, or to act responsibly with respect to, such matters or to effectively respond to new or additional legal or regulatory requirements regarding climate change, sustainability matters could result in adverse publicity or potential regulatory/investor engagement or litigation and adversely affect our business and reputation. For example, there have been increasing allegations of greenwashing against companies making significant sustainability claims due to, among other things, allegations of incomplete disclosures, as well as to variety of perceived deficiencies in performance, including as stakeholder perceptions of sustainability continue to evolve. Additionally, many of our wholesale partners, consumers, business parties, and suppliers may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us.

Extreme weather conditions and natural disasters could negatively impact our operating results and financial condition.
Given the broad and global scope of our operations, we are particularly vulnerable to the physical risks of climate change, such as shifts in weather patterns. Extreme weather conditions in the areas in which our owned retail stores, suppliers, manufacturers, factories, wholesale partners, consumers, distribution centers, offices, headquarters and vendors are located could adversely affect our operating results and financial condition. Moreover, natural disasters such as earthquakes, hurricanes, wildfires and tsunamis, whether occurring in the United States or abroad, and their related consequences and effects, including energy shortages and public health issues, have in the past temporarily disrupted, and could in the future disrupt, our operations, the operations of our vendors, manufacturers, wholesale partners and other suppliers or have in the past resulted in, and in the future could result in, economic instability that may negatively impact our operating results and financial condition. In particular, if a natural disaster or severe weather event were to occur in an area in which we or our suppliers, manufacturers, employees, wholesale partners, consumers, distribution centers and vendors are located, our continued success would depend, in part, on the safety and availability of the relevant personnel, raw materials, and facilities and proper functioning of our or third parties’ computer, network, telecommunication and other systems and operations. In addition, a natural disaster or severe weather event could negatively impact retail traffic to our stores or stores that carry our products and could have an adverse impact on consumer spending, any of which could in turn result in negative point-of-sale trends for our merchandise. Further, climate change may increase both the frequency and severity of extreme weather conditions and natural disasters, which may affect our business operations, either in a particular region or globally, as well as the activities of our third-party vendors and other suppliers, manufacturers, wholesale partners and consumers. In particular, our brands and products that cater to winter sports may be impacted by climate change, including due to seasonal shifts and rising temperatures. We believe the diversity of locations in which we operate, our operational size, disaster recovery and business continuity planning and our information technology systems and networks (“IT Systems”), including the Internet and third-party services position us well, but may not be sufficient for all or for concurrent eventualities. If we were to experience a local or regional disaster or other business continuity event or concurrent events, we could still experience operational challenges, in particular depending upon how a local or regional event may affect our human capital across our operations or with regard to particular aspects of our operations, such as key executive officers or personnel. Further, if we are unable to find alternative suppliers, replace capacity at key manufacturing or distribution locations or quickly repair damage to our IT Systems or supply systems, we could be late in delivering, or be unable to deliver, products to our wholesale partners and consumers. For more information regarding risks related to our IT Systems, see “- Risks Related to our Intellectual Property and Information Technology—We rely on a large number of complex IT Systems. Any failure to operate, maintain and upgrade our IT Systems may materially and adversely affect our operations.” These events could result in reputational damage, lost sales, cancellation charges or markdowns, all of which could have an adverse effect on our business, results of operations and financial condition. Moreover, to the extent catastrophic events become more frequent or intense, it may adversely impact the availability or cost of insurance.
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

For example, the military conflict between Russia and Ukraine has significantly amplified existing geopolitical tensions among Russia, Ukraine, Europe, the PRC and the United States. We cannot predict how the conflict in Ukraine will evolve, but any escalation or expansion into other countries, particularly in Europe, would exacerbate geopolitical tensions and could lead to political and/or economic response from the United States, the EU and other countries, which may adversely impact economic conditions. We suspended all significant commercial activities in Russia by the end of 2022 and there was no revenue recognized in Russia in 2024. The Russia-Ukraine conflict and the resulting sanctions could adversely affect global energy and financial markets and thus could adversely impact our operations. In addition, any escalation or expansion into neighboring countries where we have significant operations could adversely impact our business, results of operations and financial condition. Additional sanctions or other measures may be imposed by the global community, and counteractive measures may be taken by the Russian government, other entities in Russia or governments or other entities outside of Russia. There have been, and we expect there will continue to be, an increased risk of information security or cybersecurity incidents, including cyberattacks perpetrated by Russia or others at its direction. Although, to date, our IT Systems have not been compromised by these incidents, it is possible that future information security or cybersecurity incidents involving our wholesale partners, consumers, manufacturers, suppliers or other third-party partners could successfully compromise our IT Systems, which could adversely affect our business, results of operations or financial condition.
In addition, actions by the United States and other governments, including the Russian government, may limit or prevent our ability to obtain, maintain, protect and enforce any patent, trademark or other intellectual property rights in Russia. These actions could result in partial or complete loss of such intellectual property rights in Russia. For example, in March 2022, the Russian government adopted a decree allowing Russian companies and individuals to exploit inventions owned by patent holders from the United States and many other countries without consent or compensation. Consequently, we may not be able to prevent third parties from using our patented inventions in Russia or from selling or importing products made using our patented inventions in and into Russia. It is possible that the Russian government will adopt similar measures with regard to other types of intellectual property, including trademarks, or that Russian courts, even absent any additional decrees, will refuse to enforce existing intellectual property rights. Moreover, any prolonged non-use of our trademarks in Russia could result in the cancellation of such trademarks. Any counterfeit activity, grey imports, intellectual property infringement, misappropriation, dilution or other violation or the sale of unauthorized versions of our products that emerge in response to these actions could damage our reputation and our brands and otherwise adversely affect our business, results of operations or financial condition. For more information regarding risks related to our intellectual property, see “Risks Related to Our Intellectual Property and Information Technology.”
The extent and duration of the military action, the response thereto, including resulting sanctions, and resulting future market disruptions, are impossible to predict, but could be significant. Additionally, any such disruptions, resulting sanctions or other actions, including cyberattacks, may magnify the impact of other risks factors discussed in this Annual Report.
Risks Related to Litigation and Regulation
Changes and contemplation of changes to trade policies, tariffs, import/export regulations and anti-competition regulations in the United States, EU, PRC and other jurisdictions, or our failure to comply with such regulations, may have a material adverse effect on our reputation, business, financial condition and results of operations.
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
In addition, our selling practices are regulated by competition law authorities in the United States, the EU and around the world, violations of the regulations of which could also result in claims for civil penalties or administrative remedies. The global nature of our operations expose us to the potential for inadvertent violations in cross border transactions and could result in sanctions or fines if such violations were to occur.

Further, changes in laws and policies governing foreign trade, manufacturing, development and investment in the territories or countries where we currently sell our products or conduct our business could adversely affect our business. Tariffs and other changes in United States and other trade policies have in the past and could in the future trigger retaliatory actions by affected countries, and certain foreign governments have instituted or are considering imposing retaliatory measures on certain U.S. goods. Further, any emerging protectionist or nationalist trends either in the United States, the PRC, the EU or any of its member states or in other countries could affect the trade environment and consumer purchasing behavior, which could adversely affect our business, results of operations, or financial condition. For example, following the U.S. presidential election in November 2024, the U.S. government has announced and may continue to announce various import tariffs on goods imported from certain trade partners, such as Canada, Mexico, the PRC and Vietnam, which have resulted, and may continue to result in reciprocal tariffs on goods exported from the United States to such trade partners. We source approximately 29.8% of our global sourcing from the PRC, and approximately 39.3% from Vietnam, while Canada and Mexico account for less than 1.0% of total global sourcing, in 2024. Trade tensions have continued to escalate in recent years between the United States and the PRC, with each country imposing significant, additional tariffs on a wide range of goods imported from the other country. Trade actions, including the imposition of new or increased tariffs on various products as well as import/export licensing requirements and restrictions have subjected, and may continue to subject, us to additional costs and expenditure of resources. It may be time-consuming and expensive for us to alter our business operations in order to adapt to or comply with any such changes. We, similar to many other multinational corporations, do a significant amount of business that would be impacted by changes to the trade policies of the United States and other countries (including governmental action related to tariffs, international trade agreements, or economic sanctions). Such changes have the potential to adversely impact the U.S. economy or certain sectors thereof or the economy of another country in which we conduct operations, the sports and outdoor industry and the global demand for our products, and as a result, could have negative impact on our reputation business, financial condition, results of operations and growth prospects.
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
Our business requires compliance with many laws and regulations, including, but not limited to, labor and employment, product safety, labelling, sales and other taxes, customs, and consumer protection laws and ordinances that regulate the sports and outdoor industry generally or govern the production, importation, promotion and sale of merchandise, and the operation of warehouse facilities. For example, various jurisdictions worldwide have laws and regulations that aim to protect consumers, including by prohibiting advertising or marketing practices that may be deemed misleading or deceptive. Failure to comply with any laws or regulations could subject us to lawsuits and other proceedings, and could also lead to damage awards, fines and penalties. From time to time, we may become involved in a number of legal proceedings and audits, including, but not limited to, government and agency investigations, and consumer, employment, tort, contractual disputes, proceedings about intellectual property rights and other litigation. In addition, we could become subject to potential antitrust claims, which may relate to anti-competitive behavior, pricing pressures on our distribution partners or other allegations, as well as regulatory actions related to anti-competition regulatory authorities in the United States, the EU and in other countries where we operate. The outcome of some of these legal proceedings, audits and other contingencies could require us to take, or refrain from taking, actions that could harm our operations or require us to pay substantial amounts of money, harming our financial condition. Additionally, defending against these lawsuits and proceedings may be necessary, which could result in substantial costs and diversion of management’s attention and resources, harming our financial condition. There can be no assurance that any pending or future legal or regulatory proceedings and audits will not harm our business, financial condition, reputation and results of operations.

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
We have a code of conduct and other policies and procedures designed to promote compliance that are applicable to all of our employees, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Our operations also involve third-party manufacturers, suppliers, wholesale partners and others, and if any of these third-party actors fail to comply with applicable laws, they may subject us to litigation or other reputational risks. See “Risks Related to Our Distribution Network and Suppliers—The operations of our suppliers and third-party manufacturers are subject to additional risks that are beyond our control, including those that may result in significant disruptions in supply, and that could harm our business, financial condition and results of operations.” Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

There remain some uncertainties as to whether we will be required to obtain approvals from PRC authorities to remain listed on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval.
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
As advised by our PRC counsel, we are not required to obtain regulatory approval from the CSRC or go through the filing procedures under the CSRC Filing Rules before our ordinary shares can be listed or offered in the United States because (i) the main parts of our business activities are conducted outside mainland China, and our main places of business are located outside mainland China, and (ii) our senior managers in charge of our business operation and management are predominantly non-PRC citizens or not domiciled in mainland China. Nevertheless, as the CSRC Filing Rules are newly issued, there remains uncertainty as to how it will be interpreted or implemented. If the CSRC disagrees with our view on the applicability of the CSRC Filing Rules to our IPO in January, 2024, we may face sanctions by the CSRC that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. Additionally, we cannot assure you that whether we will be subject to such filing requirements for our securities offering in the future, and if we do, we will be able to get clearance from the CSRC in a timely manner, or at all.
Since these rules, statements and regulatory actions are relatively new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. Changing regulatory requirements and any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the ordinary shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the ordinary shares to significantly decline in value or become worthless.

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
Our intellectual property is an essential asset of our business. We rely on a combination of intellectual property laws, including patent, trademark, copyright, design and trade secret laws, in addition to confidentiality procedures and contractual provisions, to maintain, protect and enforce our rights in our brands, technologies, proprietary information and processes. Failure to adequately obtain, maintain, protect and enforce our intellectual property rights could result in our competitors offering similar products, potentially resulting in the loss of our competitive advantage and a decrease in our revenue, which would adversely affect our business prospects, financial condition, entry into new markets and results of operations.
We rely on our trademarks, trade names and brand names to distinguish our products from those of our competitors, to market our brands, and to build and maintain brand loyalty and recognition, and we have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved, and effective trademark protection may not be available or may not be sought in every country in which our products are marketed, manufactured, sourced and sold. Similarly, not every variation of a domain name that incorporates one or more of our trademarks or trade names may be available to be registered, or may be registered by us, even if available. Our trademarks and trade names, whether or not registered, may be infringed, diluted, misappropriated, declared generic, determined to be dilutive or otherwise violated. The validity and enforceability of our trademarks may be challenged, and our trademark registrations could be cancelled or may lapse. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote significant resources in advertising and marketing new brands. Further, competitors may adopt trademarks or trade names similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be trade name or trademark infringement, misappropriation, dilution or violation claims brought against us by owners of other trademarks, including trademarks that incorporate variations of our registered or unregistered trademarks or trade names. We have in the past entered into, and may in the future enter into, trademark co-existence agreements to settle such claims. Such agreements may restrict the ways in which we are permitted to obtain, maintain, protect, enforce and use the relevant trademarks. Without adequate protection for our trademarks and trade names, we may not be able to build name recognition in our markets of interest and our business may be adversely affected.
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
Use of emerging and new technologies, such as artificial intelligence, machine learning, and similar tools (collectively, “AI”) in the creation and development of our products could expose us to liability or actual or alleged violations of applicable laws, rules and regulations, including third-party claims of intellectual property infringement, misappropriations or other violations, as it is possible that our employees using such tools for these development purposes overly rely on results generated via these tools and do not conduct sufficient checks, verifications and investigations of pre-existing design or other intellectual property rights. Further, we may jeopardize our intellectual property rights via over-zealous use of such new technologies by, for example, inputting our proprietary materials into a tool that collects data for further development or provision of its services to third parties. Similarly, the intellectual property ownership and license rights surrounding AI has not been fully addressed by international and U.S. courts or the laws, rules or regulations of the U.S. and foreign jurisdictions. Any materials created by us using AI may not be subject to intellectual property protection, which may affect our ability to commercialize such materials. While we do monitor and provide guidance to our employees on the use of AI in our business operations and development, risk to our intellectual property rights is hard to completely mitigate as employees may not follow proper internal processes or such tools' service providers may utilize data and materials included in their tools in ways contrary to what they claim.
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
Disputes also may arise between us and our licensors regarding the intellectual property licensed to us under any license agreement, including disputes related to:
•the scope of rights granted under the license agreement and other interpretation-related issues;
•our compliance with reporting, financial or other obligations under the license agreement;
•the amounts of royalties or other payments due under the license agreement;
•whether and the extent to which we infringe, misappropriate or otherwise violate intellectual property rights of the licensor that are not subject to the license agreement;
•our right to sublicense applicable rights to third parties;
•our right to transfer or assign the license; and
•the ownership of intellectual property and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners.
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
Our business operations rely on use of our IT Systems and other technology, and involves the storage and transmission of a significant amount of personal, confidential, and sensitive information, including the personal information of our consumers and employees, information relating to consumer preferences, and our proprietary financial, operational and strategic information. The protection of this information is vitally important to us as the loss, theft, misuse or unauthorized disclosure of, access to or other processing of such information could lead to significant reputational or competitive harm, result in litigation involving us or our business partners, expose us to regulatory proceedings, and cause us to incur substantial liabilities, fines, penalties, or expenses. As a result, we believe our future success and growth depends, in part, on the ability of our key business processes and systems, including our IT and global communication systems, to prevent the theft, loss, misuse or unauthorized disclosure of, access to or other processing of this personal, confidential, and sensitive information, and to respond quickly and effectively if any such security incidents do occur.

The frequency, intensity, and sophistication of cyberattacks, ransomware attacks, and other security incidents, including personal information breaches, has significantly increased in recent years and it is expected that these trends will continue. As with many other businesses, we have experienced, and are continually at risk of being subject to, such attacks and incidents. Due to the increased risk of these types of attacks and incidents, we expend significant resources on IT Systems and security tools, measures, and processes designed to protect our IT Systems, as well as the personal, confidential, or sensitive information stored on or transmitted through those systems, and to ensure an effective response to any cyberattack or security incident. Despite the implementation of preventative and detective security controls, our IT Systems are vulnerable to damage or interruption from a variety of sources, including telecommunications or network failures or interruptions, system malfunction, natural disasters, epidemics, malicious human acts, terrorism and war. Our IT Systems are also vulnerable to physical or electronic break-ins, security breaches from inadvertent or intentional actions by our employees, third-party service providers, contractors, consultants, business partners, and/or other third parties, from cyberattacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, password spraying, credential stuffing, phishing, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information), or other security incidents. These risks may be exacerbated in the remote work environment. Additionally, due to the recent Russia-Ukraine conflict, there have been publicized threats to increase hacking activity against the critical infrastructure of any nation or organization that is supportive of Ukraine. Because the techniques used to obtain unauthorized access to IT Systems are constantly evolving and becoming more sophisticated (including by threat actors’ increasing use of AI), may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations, hostile foreign governments or agencies, or state-sponsored actors, we may be unable to anticipate all types of security threats or implement adequate preventive measures in response. Our ability to effectively manage and maintain our inventory and to ship products to wholesale partners and consumers on a timely basis depends significantly on the reliability of our IT Systems. We also use these systems to process financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. As such, any of the foregoing could have a materially adverse effect on our business, financial condition and results of operation.
Cyberattacks or security incidents could remain undetected for an extended period, which could potentially result in significant harm to our IT Systems, as well as unauthorized access to the information stored on and transmitted by our IT Systems. Even when a security breach is detected, the full extent of the breach may not be determined immediately. The costs to us to mitigate cyberattacks and security incidents could be significant and, while we have implemented security measures to protect our IT Systems, our efforts to address these problems may not be successful. Further, despite our security efforts and training, our employees may purposefully or inadvertently cause security breaches that could harm our IT Systems or result in the unauthorized disclosure of or access to information. Any measures we do take to prevent security breaches, whether caused by employees or third parties, have the potential to limit our ability to complete sales or ship products to our wholesale partners and consumers, harm relationships with our suppliers, or restrict our ability to meet our consumers’ expectations with respect to their online or retail shopping experience. A cyberattack or other security incident could result in the significant and protracted disruption of our business such that:
•critical business systems become inoperable or require a significant amount of time or cost to restore;
•key personnel are unable to perform their duties or communicate with employees, consumers or third-party partners;
•it results in the loss, theft, misuse, unauthorized disclosure or unauthorized access of wholesale partner, consumer, supplier or company information;
•we are prevented from accessing information necessary to conduct our business;
•we are required to make unanticipated investments in equipment, technology or security measures;
•consumers cannot access our e-commerce websites and consumer orders may not be received or fulfilled;
•we become subject to return fraud schemes, reselling schemes and imposter websites schemes; or
•we become subject to other unanticipated liabilities, costs or claims.

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
A security breach that results in the unauthorized disclosure of personal information could also expose us to liability under various laws and regulations across jurisdictions and increase the risk of litigation and governmental or regulatory investigation. Due to concerns about information security and integrity, a growing number of legislative and regulatory bodies have adopted breach notification and other requirements in the event that information subject to such laws is accessed by unauthorized persons and additional regulations regarding security of such information are possible. We are subject to an increasing number of reporting obligations, including, in some jurisdictions, an obligation to disclose our processes for assessing, identifying and managing material risks from cybersecurity threats, and we have had to, and may in the future need to, notify governmental authorities, affected individuals and other third parties with respect to cybersecurity incidents. For example, laws in the European Economic Area (the “EEA”), the UK, many countries in Asia and all 50 U.S. states may require businesses to provide notice to individuals whose personal information has been disclosed as a result of an information security breach. Some laws impose specific data breach reporting obligations if special categories of personal information that we process, such as health data, is disclosed as a result of an information security breach. Complying with such numerous and complex regulations in the event of an information security breach would be expensive and difficult, and failure to comply with these regulations could subject us to regulatory scrutiny, sanctions and additional liability. We may also be contractually required to notify business partners of a security incident. Regardless of our contractual protections, any actual or perceived security incident, or breach of our legal or contractual obligations, could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on information security and in responding to any such actual or perceived incident.
In addition, if a cyberattack or other security incident results in the loss, theft, misuse, or unauthorized disclosure of, access to or other processing of personal, confidential, or sensitive information belonging to our wholesale partners, consumers, suppliers, or employees, it could put us at a competitive disadvantage, result in the deterioration of our wholesale partners’ and consumers’ confidence in our brand, cause our suppliers to reconsider their relationship with our company or impose more onerous contractual provisions on us and subject us to potential litigation (including class action), liability, fines and penalties. For more information regarding risks related to data privacy and security, see “Risks Related to Our Intellectual Property and Information Technology—We are subject to various laws, rules, regulations and guidelines relating to data privacy and security governing the use and processing of personal information. Changes in such laws, rules, regulations and guidelines, or any actual or perceived failure by us to comply with such laws, rules, regulations, guidelines or contractual or other obligations relating to data privacy and security, could lead to government enforcement actions (which could include administrative fines, civil or criminal penalties, suspension of processing activities and audits), private litigation or adverse publicity, any of which could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.”
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

While we have implemented certain administrative and technical measures to mitigate the risks posed by data breaches and other cybersecurity incidents, successful assertion of one or more large claims against us in connection with any such incident could still adversely affect our business and financial condition. Additionally, we may not have adequate insurance coverage, if any, to cover all liabilities associated with any data breaches or other cybersecurity incidents, and we cannot be certain that insurance will continue to be available to us on economically reasonable terms, or at all.
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
We have made substantial investments into the development of our IT Systems, which form the backbone of our business operations. Due to the complexity of these IT Systems, we cannot rule out that they may cause or contribute to failures in the order transmission process or may prove less efficient than anticipated. In addition, a failure of any individual network carrier, IT System or IT provider would impact our ability to accurately predict the level of demand for our products, receive and transmit orders or to accept payment for orders. The efficient operation and scalability of our own IT Systems and the third-party IT Systems on which we rely is therefore critical to maintain operations and decision-making processes. Further, such failures could also negatively affect our ability to keep up with rapid technological developments and changes, including successful and secure deployment of AI, and result in significant challenges and difficulties in integrating new or acquired IT systems into our existing IT environment. We are currently in the process of upgrading our global SAP enterprise resource planning system across all our brands and may face risks related thereto, including an increased risk of cyberattacks or other security breaches. Furthermore, the continued operation and development of our IT Systems depends in part on the continued service of high-quality employees. The loss of the services of such key individuals could harm our ability to maintain our IT Systems, which could materially and adversely affect our operations.
It may become increasingly difficult to maintain and improve the availability of our platform, especially during peak usage times and as consumer traffic increases. If our online marketplace is unavailable when users attempt to access it or does not load as quickly as consumers expect, they may seek other services, and may not return to our online marketplace as often in the future, or at all. This would harm our ability to attract consumers and decrease the frequency with which consumers use our online marketplace. We expect to continue to make significant investments to maintain and improve the availability of our online marketplace and to enable rapid releases of new products. To the extent that we do not effectively address capacity constraints, respond adequately to service disruptions, upgrade our systems as needed or continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and results of operations would be harmed. We have previously experienced service disruptions, and in the future, we may experience further service disruptions, outages, or other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints due to an overwhelming number of users accessing our platform simultaneously. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. For more information regarding risks related to our IT Systems, see “Risks Related to Our Intellectual Property and Information Technology—A security breach or other disruption to our IT Systems could result in the loss, theft, misuse, unauthorized disclosure, or unauthorized access of wholesale partner, consumer, supplier, or sensitive company information or could disrupt our operations, which could damage our relationships with wholesale partners, consumers, suppliers or employees, expose us to litigation or regulatory proceedings, or harm our reputation, any of which could materially adversely affect our business, financial condition or results of operations.”

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
In addition to the CSL, the DSL and the PIPL, the relevant government authorities of the PRC promulgated several regulations or released a number of draft regulations for public comments which are designed to provide further implemental guidance in accordance with the laws mentioned above. We cannot predict what impact the new and existing laws and regulations or the increased costs of compliance, if any, will have on our operations in the PRC, in particular the CSL, DSL or PIPL, or the increased costs of compliance, if any, will have on our operations in the PRC due to their recent enactment and the limited guidance available. It is also generally unclear how the laws will be interpreted and enforced in practice by the relevant government authorities as often, the above mentioned laws are drafted broadly and thus leave great discretion to the relevant government authorities to exercise.
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

Further, the establishment of new laws, rules and regulations related to new and emerging technologies, such as AI, that overlap or are significantly intertwined with various different global privacy and cybersecurity requirements, make it more complex and challenging to ensure and monitor compliance with all relevant requirements. For example, in 2024, the E.U. adopted the E.U. AI Act and certain U.S. states have adopted laws, rules and regulations directly related to the use of AI or extending the application of existing laws, rules and regulations to AI systems and outputs. The future impact of these or other new laws, rules or regulations is uncertain. We could be found to be non-compliant with such requirements in our use and deployment of these technologies, or where deployment of such technologies leads to new security risks involving our IT infrastructure despite our ongoing efforts to mitigate such risks. Ensuring that we are in compliance with all such requirements may require that we implement costly and significant processes, which further complicates our day-to-day operations, IT infrastructure, compliance monitoring and business-support operations.
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
While we intend to primarily finance our growth through the cash flows generated by our operations, we may need to seek additional capital, potentially through debt or equity financings, to fund our growth. Our ability to obtain additional capital, if and when required, will depend on our business plans, investor demand, our operating performance, market conditions, our credit rating and other factors. We cannot assure you that we will be able to raise needed cash on terms acceptable to us or at all. Failure to secure any necessary financing, including any refinancing of existing indebtedness, in a timely manner in our preferred currency, or on favorable terms could have a material adverse effect on our growth strategy. Financings may be on terms that are dilutive or potentially dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the price per share of our ordinary shares. The holders of any new securities may also have rights, preferences or privileges which are senior to those of existing holders of ordinary shares. If we raise additional capital through the sale of equity or convertible debt securities, our existing shareholders may experience substantial dilution, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our ordinary shares. If new sources of financing are required, but are insufficient or unavailable, we may be required to modify our growth and operating plans based on available funding, if any, which would harm our profitability, business, results of operation and financial condition.
Our existing and any future indebtedness could adversely affect our ability to operate our business.
As of December 31, 2024, we had $937 million aggregate principal amount of outstanding indebtedness. In February 2024, we entered into a new credit agreement, under which we established a new $500 million USD Term Loan Facility, a €700 million EUR Term Loan Facility, and a $710 million new revolving credit facility (together, the “New Senior Secured Credit Facilities”) and issued $800 million of 6.750% new senior secured notes. We used the proceeds of such offerings to fully repay our outstanding borrowings under the Senior Credit Facilities, which were subsequently terminated. Consistent with our initiative to deleverage the Company, and optimize interest deductibility, in December 2024, we executed a follow-on equity offering which raised $1,079 million in gross proceeds, which were used to fully repay outstanding principal balances on the Term Loan Facilities. We may incur additional long-term debt and working capital lines of credit to meet future financing needs, subject to certain restrictions and prohibitions under the agreements governing our indebtedness which would increase our total debt. This additional debt may be substantial and some of this indebtedness may be secured.

Our existing indebtedness has had, and any future indebtedness could have, important consequences, including financial covenants and restrictions on:
•incurrence of indebtedness;
•granting loans, guarantees or security interests;
•disposing of assets; and
•making or entering into acquisitions, joint ventures or mergers.
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
We may not have sufficient funds, and may be unable to generate sufficient cash flows from operations, to pay the amounts due under our existing debt instruments. Failure to make payments or comply with other covenants under our existing or future debt instruments could result in an event of default. If an event of default occurs and the lender accelerates the amounts due, we may need to seek additional financing, which may not be available on acceptable terms, in a timely manner or at all. In such event, we may not be able to make accelerated payments, and the lender could seek to enforce security interests, if any, in the collateral securing such indebtedness, which includes or could include substantially all of our assets. In addition, the covenants under our existing or future debt instruments, any pledge of our assets as collateral and any negative pledge with respect to our intellectual property could limit our ability to obtain additional debt financing. Any of these events could have a material and adverse effect on our business, financial condition, operating results, cash flows, and prospects. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.”
Fluctuations in foreign currency exchange rates could harm our results of operations.
We report our consolidated financial results in U.S. dollars but have significant non-U.S. operations. Effective February 1, 2024, management determined that Amer Sports, Inc.’s functional currency changed from euro (“EUR”) to U.S. Dollars (“USD”), which has been accounted for on a prospective basis. A large portion of our business is conducted in currencies other than USD, in particular the euro, the Canadian dollar and Renminbi (“RMB”), and generally the applicable local currency is our functional currency in that locality. Our sales are generally made in local currencies, while the majority of our costs are paid in U.S. dollars or the euro. As a result, we face foreign currency exposure on the translation of net income/(loss), assets and liabilities of our operations in numerous jurisdictions into U.S. dollars. Given the strength of the U.S. dollar against our key foreign currencies, including the euro, the Canadian dollar and RMB, translation into U.S. dollars for the periods presented results in lower profitability. In the future, if the U.S. dollar continues to be strong against local currencies, we will continue to see lower profitability; however, if the U.S. dollar were to weaken against the euro or RMB, translation into U.S. dollars could result in increased profitability.

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
The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on a set of underlying data that may include our historical experience, knowledge of current events and conditions and on other factors that we believe to be reasonable under the circumstances at the time of the estimate, as provided in “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue, inventory, impairment of goodwill and intangible assets with indefinite useful lives and share-based payments. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors.
We could incur goodwill and other intangible asset impairment charges, which could harm our profitability.
We have goodwill and other intangible assets held on our balance sheet. We periodically review the carrying values of goodwill and other intangible assets to determine whether such carrying values exceed their recoverable amount, which is the higher of the asset or cash generating unit’s (“CGU”) fair value less costs of disposal and value in use. Declines in the profitability of individual CGUs due to economic or market conditions or otherwise, as well as adverse changes in financial, competitive and other conditions, including declines in the operating performance of our CGUs or other adverse changes in the key valuation assumptions contributing to the estimated fair value of our CGUs, could adversely affect the estimated fair values of the related reportable segments, which could result in an impairment of the recorded balances of goodwill or other intangible assets.

We have identified a material weakness in our internal controls over financial reporting. If we are unable to remediate the material weakness or if we identify additional material weaknesses in the future or otherwise fail to develop and maintain effective internal control over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.
In connection with the preparation of our consolidated financial statement as disclosed in more detail in Part II, Item 15. Controls and Procedures, we have identified a material weakness in our internal control over financial reporting as of December 31, 2024 related to (i) lack of consistent and proper application of accounting processes and procedures, defined control processes, including defined review and supervision roles in those control processes, and segregation of duties, (ii) insufficient resources with an appropriate level of technical accounting and SEC reporting expertise, and (iii) information technology controls (“ITGCs”) including, segregation of duties, user access, and change management within IT systems that support the Company’s financial reporting process.
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
In addition, our independent registered public accounting firm has not performed an evaluation of our internal control over financial reporting in accordance with the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) because no such evaluation has been required. Beginning with our Annual Report on Form 20-F for the year ended December 31, 2025, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. Had our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified. If we identify any additional material weaknesses, or we are unable to successfully remediate our existing material weakness or any future material weaknesses in our internal control over financial reporting, or if we cannot comply with the requirements of the Sarbanes-Oxley Act in a timely manner or attest that our internal control over financial reporting is effective, or if our independent registered public accounting firm cannot express an unqualified opinion as to the effectiveness of our internal control over financial reporting when required, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in the accuracy and completeness of our financial reporting and our share price may decline as a result, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.
If we are a “passive foreign investment company” (a “PFIC”), a U.S. shareholder may be subject to adverse U.S. federal income tax consequences.
Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income (including cash). Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, and capital gains. Based on our current operations and the composition of our income and assets, we believe we were not a PFIC for our 2024 taxable year. However, the determination of whether we are a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear, and whether we were a PFIC in 2024 is uncertain in several respects. Moreover, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ordinary shares, which may fluctuate substantially over time). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.
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
ANTA Sports provides us with services related to certain shared functions in Greater China pursuant to a BSA we entered into in connection with the consummation of our IPO. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with ANTA Sports.” These services will be provided for terms of varying duration. We rely on ANTA Sports to satisfy its obligations during the term of the BSA. Failure by ANTA Sports to perform these obligations, or any delay in or disruption to ANTA Sports’ ability to perform these obligations, could increase our costs of procuring these services, result in system or service interruptions, divert our management’s focus or otherwise adversely affect our business, results of operations or financial condition, potentially for an extended period of time. Furthermore, pursuant to the BSA, ANTA Sports has agreed to perform the services for us in a manner consistent with the past practice of our business. As a result, our operational flexibility to implement changes with respect to these services or the amounts we pay for them will be limited, and we may not be able to implement changes in a manner desirable to us. In addition, we have historically received informal support from ANTA Sports, which may not be addressed in the BSA.
The services that ANTA Sports provide to us pursuant to the BSA are subject to change over time. Upon the termination of the BSA in accordance with the terms thereof, or to the degree it is not renewed according to its terms, we will be required to create our own, or engage alternative third-party sources to provide, systems and services to replicate or replace many of the systems and services that ANTA Sports currently provides to us. However, we may not be able to successfully replicate or replace these services or obtain the services at the same or better quality, at the same or lower costs or otherwise on the same or more favorable terms and conditions from third parties. If we do not have our own systems and services, or comparable agreements with alternative third-party sources, in place when the BSA expires, our business, results of operations or financial condition could be adversely affected, including in the manner described in the preceding paragraph. For more information regarding risks related to cybersecurity, see “ - Risks Related to Our Intellectual Property and Information Technology.”
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
The trading market for our ordinary shares is influenced, in part, by the research and reports that industry or financial analysts publish about us, our business, our market and our competitors. If one or more of the analysts covering our business downgrade their evaluations of our ordinary shares or publish inaccurate or unfavorable research about our business, or provide more favorable relative recommendations about our competitors, the price of our ordinary shares could decline. If one or more industry or financial analysts cease to regularly publish reports on us or if one or more of these analysts cease to cover our business, we could lose visibility in the market, which in turn could cause the price or trading volume of our ordinary shares to decline.
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
The corporate governance rules of the NYSE require listed companies to have, among other things, a majority of independent directors and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. For as long as we choose to rely on the foreign private issuer exemption to certain of the NYSE corporate governance standards, our board of directors’ approach to governance may be different from that of a board of directors of a U.S. domestic company, and, as a result, the management oversight of our company may be more limited than if we were subject to all of the NYSE corporate governance standards. While a majority of the directors on our board of directors are independent directors, as long as we rely on the foreign private issuer exemption to certain of the NYSE corporate governance standards, a majority of the directors on our board of directors may not be required to be independent directors. Additionally, we currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE in respect of the following:
•the requirement of the NYSE listing rules that the compensation committee and the nominating and governance committee of the board of directors be composed entirely of independent directors;
•the requirement of the NYSE listing rules that a listed issuer obtain shareholder approval when it establishes or materially amends a stock option or purchase plan or other arrangement pursuant to which stock may be acquired by officers, directors, employees or consultants;
•the requirement of the NYSE listing rules that a listed issuer obtain shareholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common stock) that equal 20% or more of the issuer’s outstanding common stock or voting power prior to such issuance or sale; and
•the requirement of the NYSE listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.
Accordingly, our shareholders do not have the same protection afforded to shareholders of companies that are subject to all of the NYSE corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.

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
A significant portion of our issued and outstanding ordinary shares is held by affiliates of the Company and therefore restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.
Sales of a substantial number of our ordinary shares in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. As of February 1, 2025, we have 553,845,331 ordinary shares outstanding.
However, holders of an aggregate of 437,033,452 of our ordinary shares, have rights, subject to specified conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. We have also registered all ordinary shares that we may issue under our equity compensation plans. As a result, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements.
In the future, we may also issue additional securities if we need to raise capital or make acquisitions, which could constitute a material portion of our then-issued and outstanding ordinary shares.
We have and expect to continue to incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.
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
Shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. However, our second amended and restated memorandum and articles of association have provisions that provide our register of shareholders be opened to inspection for such times and on such days as our board of directors shall determine without charge by our shareholders, and to receive our annual audited financial statements.
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
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
We were incorporated under the name of “Amer Sports Management Holding (Cayman) Limited” as an exempted company with limited liability under the laws of the Cayman Islands on January 3, 2020. On August 4, 2023, we changed our name to Amer Sports, Inc. Our registered offices are located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our telephone number at this address is +1 345 945 3901. Our corporate offices are located at Siltasaarenkatu 8-10, Fl-00530 Helsinki, Finland. Our telephone number at this address is +358 207 122 500. Our agent for service of process in the United States is Andrew E. Page, Chief Financial Officer, located at 149 Fifth Avenue, 9th Floor, New York, NY, 10010. Our principal website is www.amersports.com. The information on, or accessible through, our website is not a part of, and is not incorporated into, this Annual Report. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.
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
See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for our principal capital expenditures since January 1, 2023 and expected budget for 2025. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Comparability of Our Results of Operations—Discontinued Operations” for our principal divestitures since January 1, 2022.
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

Select Pinnacle Moments in Sports where Amer Sports’ Brands are Delivering at the Highest Levels

Courtney Dauwalter smashes ultramarathon world records wearing Salomon shoes, apparel and packs	Marta Kostyuk takes the court at Roland-Garros, playing head-to-toe in Wilson

Mountain guide and professional climber Sarah Hueniken is protected from the elements in her Arc’teryx Alpha SV	Winning her 99th World Cup race in 2024, Mikaela Shiffrin has the record for most Alpine World Cup victories in history
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

Founded	1989	1947	1914
Purpose	Lead the world in snow, trail and climb products for the mountain athlete	We exist to unleash the best in people through mountain sports	Empower every human to live life like an athlete
Activities	Climbing, hiking, mountaineering, skiing, snowboarding, mountain running	Trail running, gravel and road running, hiking, snowboarding, alpine skiing, nordic skiing	Racquet sports, baseball, softball, football, basketball, volleyball, golf
Key Product	Performance Outerwear	Performance & Sportstyle Footwear	Tennis Racket
Key Brand Attributes	Delivering leading mountain outerwear designed for the point of extreme need	Global leader in footwear and winter sports equipment, creating a 365-day, year-round brand fueled by innovation	Comprehensive sports hardgoods manufacturer that delivers consistent growth and performance

Geographic Revenue Mix by Brand (for the year ended December 31, 2024)

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Financial Metrics” for our revenues by geography for the years ended December 31, 2024, and 2023.

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
Salomon
Born in the French Alps in 1947, Salomon creates premium innovative footwear, apparel, winter sports equipment and accessories. Since its founding, Salomon has been fueled by a culture of design, craftsmanship, continuous innovation, and performance inspired by progress, the mountains and athletes. The brand first produced metal ski edges and expanded into releasable ski bindings before launching industry changing rear-entry ski boots and monocoque skis. The brand’s leadership in winter sports helped to propel it into a diverse portfolio of sports and products including footwear and apparel. Today, Salomon is a market leader in global trail and gravel running footwear and premium hiking footwear, with products recognized for their performance, style, durability and sustainability. Over 68% of Salomon’s revenue in 2024 came from footwear, while also having leading market positions in its legacy winter sports equipment categories (skis, snowboards, boots, bindings, goggles, helmets, etc.), creating a 365-day, year-round brand serving all seasons for mountain sport consumers.
Wilson Sporting Goods
Founded in 1914 in Chicago, Illinois, Wilson Sporting Goods is a leading manufacturer of high-performance sports equipment, apparel, footwear and accessories. The Wilson Sporting Goods portfolio is made up of the iconic Wilson brand, as well as Louisville Slugger, DeMarini, EvoShield and ATEC. Collectively, these brands bring more than three centuries of innovation, history and heritage to a variety of mainstream sports. As a multi-sports platform, Wilson drives innovation and product excellence by leveraging learnings across the brands’ various disciplines, including tennis, football, baseball and basketball, among other sports. The Wilson brand has a legacy as the top-of-the-line sports equipment and is associated with legendary athletes, including Roger Federer, Caitlin Clark, and Jamal Murray. In addition, Wilson is the official partner of professional sports leagues, including the NBA, WNBA, NFL, the US Open, Roland-Garros, and more. These athletes and leagues are a testament to the credibility and reputation of Wilson’s track record of innovation and superior products.
While Arc’teryx, Salomon and Wilson stand tall and lead our three segments, our other brands appropriately fit our sports-oriented portfolio. Peak Performance enhances our scale, competitive positioning and diversification across sports categories. Atomic and Armada give us a leading position in winter sports equipment, globally. Our baseball brands, which include Louisville Slugger, DeMarini, EvoShield, and ATEC, are market leaders in their respective category. Together, our brands enable us to lead and compete in various sports segments and drive the continued success of our portfolio.
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

We govern our brands through management across the finance, supply chain, sustainability, communications, legal and compliance functions, among other areas. At the same time, we enable our brands through our group’s incubator model that provides shared learnings from data analytics across the platform as well as from the economies of scale and synergies of shared resources, including supplier services, distribution and logistics, human resources and enterprise IT infrastructure. We further serve our brands through access to shared, centralized business services, including customer service and treasury management functions. Together, these resources empower our brand leadership teams to focus on serving consumers through brand, product and go-to-market strategies that drive performance, and our global and scaled operating model enables larger, robust brand organizations to independently flourish.
Seasonality
We experience some seasonal fluctuations in our revenue and operating results. Historically, we have realized a slightly higher portion of our revenue and earnings in the fourth quarter of the fiscal year, primarily due to higher sales through our DTC channel compared to the rest of the year and a higher share of fall and winter collections in our Technical Apparel and Outdoor Performance segments. For example, we generated 32%, 30%, and 34% of our total revenue in the fourth quarter of fiscal years 2024, 2023 and 2022, respectively. Our Ball & Racquet Sports segment is generally more consistent across fiscal quarters. Working capital requirements typically increase throughout our second and third fiscal quarters as inventory builds to support our peak shipping and selling period which typically occurs from August to December. Cash provided by operating activities is typically highest in our first fiscal quarter due to the significant inflows associated with our peak selling season. We believe our strategy to broaden our assortment within the softgoods categories across all our brands could lead to increasingly balanced revenue and results of operations throughout the fiscal year.
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
Within Technical Apparel, Arc’teryx employs a hands-on, iterative product development process that begins with innovative ideas in the North Vancouver design center. These product innovations come to life via on-site prototyping at the nearby ARC’One facility. Further, the team rigorously tests products in the Canadian Coast Mountains with world-class mountain athletes. This results in a product that meets our high quality standards and drives continuous innovation. Core innovation enables products like the Alpha SV waterproof breathable “hardshell” jacket to consistently be among Arc’teryx’s top selling products, supporting the brand’s market leadership within outdoor technical apparel and driving continued topline growth. Along with core outdoor category growth, Arc’teryx plans to grow its women’s category, where it has invested in new design leadership, including an expanded assortment, color palette and updated fits, along with rigorous engagement with female athletes to further expand market share with female consumers. For new product development, Arc’teryx recently opened a footwear development office in Portland, Oregon to be able to provide a more comprehensive offering to the outdoor consumer, while also further diversifying product line seasonality. Arc’teryx is also expanding its product portfolio through its popular contemporary urban lifestyle line, Veilance. These new categories are supplemented by sustainability programs, including Circular Business Models under ReBIRD™, which provides consumers care and repair services, product care education for home care and in-field repair, while ReBIRD™'s Upcycling program diverts rescued textiles that are repurposed into coveted pieces. ReBIRD™'s Resale program, known as ReGear™, accepts used gear for trade-in and refurbishes it for resale on the ReGear™ platform and in flagship New York City and Toronto stores.
Within Outdoor Performance, Salomon is deeply committed to innovation in footwear, reflected by its world-class design center in Annecy, France, along with a professional athlete collaboration program to design next-generation products. Through trail running, Salomon has been influential in shaping the modern outdoor footwear industry, rich in heritage of the French Alps. These innovations shape the future of the sport, recently being worn by Courtney Dauwalter as she claimed a record-breaking win at the Hardrock 100 in 2024, running with S/LAB Genesis shoes.

Historically, innovation has supported the evolution of Salomon’s iconic products like the XT-6, launched in 2013 and originally designed for ultra-distance trail runners facing harsh conditions. This silhouette has since become the foundation of Salomon’s rapidly growing Sportstyle line, blending function and fashion in a way that resonates with both athletes and lifestyle consumers. The Sportstyle footwear line continues to gain cultural relevance, with high-profile collaborations like the MM6 Maison Margiela x Salomon Cross Low generating significant desirability and attention. These partnerships highlight Salomon’s ability to fuse performance with style, further establishing the brand as a leader in both outdoor sports and fashion. Sportstyle is the fastest growing collection in the Salomon brand with a 35% share of footwear revenues for the year ended December 31, 2024.
Salomon also demonstrates an unwavering commitment to producing high-quality equipment for winter sports. At the 2023 Nordic World Ski Championships in Planica, athletes using Salomon products won 11 medals, showcasing the technical excellence of the brand’s winter sports equipment, including skis, ski boots, bindings, snowboards, snowboard boots, and bindings. Salomon intends to continue to leverage its premier innovation capabilities to improve existing product lines and develop new products to drive growth and increase market share.
In Ball & Racquet Sports, Wilson’s in-house innovation capabilities, anchored by its innovation center, Wilson Labs, located in Chicago, provide a competitive advantage and an engine for continuous growth. The brand’s significant scale, particularly compared to mono-sport competitors, allows Wilson to make significant investments in research and development. The innovation process leverages key insights from technical scientists, engineers and designers who have a deep understanding of sports and the technical needs of athletes who use Wilson products.
Recent innovation examples include a Louisville Slugger baseball bat that uses simulation software combined with artificial intelligence, first utilized in the golf space and then expanded to baseball, to enhance the contact sweet spot, or the Evo NXT basketball that redistributes the weight of the ball with an advanced internal construction, making the ball easier to shoot from long range. New product introductions accounted for approximately 22% of revenue in 2024 for Wilson. These product innovations drive market share growth in core sports as well as adjacent categories such as the increasingly popular games of padel in Europe and pickleball in the United States.
As a new growth lever, Wilson is expanding its reach in softgoods categories in addition to sports equipment. Wilson is already experiencing success with its Tennis 360 Softgoods strategy, which involves launching tennis footwear and increasing exposure to apparel, which represented approximately 9% of total Wilson sales during the year ended December 31, 2024. We believe this category will continue to grow as a larger contributor to the Wilson business and help fuel broader brand engagement.
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
Within Technical Apparel, Arc’teryx’s future geographic growth will be grounded in its historical momentum in North America and Greater China, with considerable opportunity in Europe and Asia Pacific (in particular, Japan)    . In Greater China and North America, the brand operates 75 and 65 owned retail stores, including 20 and 7 factory outlets, respectively, as of December 31, 2024. During the period from 2019 to December 31, 2024, the brand has opened a net total of 57 new stores in Greater China, as well as a net total of 41 new stores in North America. In Asia Pacific and Europe, Arc’teryx operates 25 and 11 owned retail stores, including 5 and 2 factory outlets, respectively, as of December 31, 2024. The brand intends to continue developing its retail real estate portfolio in these markets to drive brand awareness and growth. In Europe, there are retail opportunities in large metro areas such as Paris, as well as iconic, outdoor locations across the Alps, including Zermatt, Switzerland and St. Anton, Austria, where important community-building “mountain stores” are targeted to create authentic brand positioning. Further, the brand opened a new owned retail store in Chamonix, France in 2025.

Within Outdoor Performance, while Salomon is relatively well known in Europe, we believe brand awareness is significantly lower in Greater China and the United States. These markets represent strong growth opportunities as the technical performance, innovative design and premium nature of the brand’s products, especially within footwear, align well with consumer preferences in these markets. In Greater China, Salomon has successfully opened 100 owned retail stores as of December 31, 2024 and has plans to accelerate its retail rollout in this market. Despite still emerging brand awareness, Salomon enjoys specialty niche market positioning in the United States, including being well known for its winter sports equipment.
Within Ball & Racquet Sports, Wilson has a compelling opportunity to leverage its reputation for technical excellence in various sports activities, stemming from its historical success in the North American market. Wilson plans to expand its market leadership in North America while driving growth in both Greater China and Europe. In these newer markets, Wilson plans to leverage its existing partnerships as well as capitalize on increasing participation in sports and outdoor activities such as tennis. In Greater China, we believe that higher levels of participation in sports by children, young adults and women provide an opportunity to leverage the Tennis 360 Softgoods strategy to drive apparel and footwear growth while also developing a strong brand relationship with a large and dynamic consumer base. In Europe, Wilson plans to leverage its product authority in racquet sports to drive market share gains in padel, which is a popular fast-growing sport in the region. Fast growing sports like padel and pickleball are also fragmented and provide Wilson an opportunity to innovate on currently relatively standardized equipment.
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
Within Technical Apparel, for Arc’teryx, the DTC channel is the primary vehicle to engage consumers and drives both online and offline conversions. The DTC channel allows Arc’teryx to seamlessly leverage grassroots community marketing strategies and provides for a more agile inventory management model focused on consistent flow of fresh product. While Arc’teryx has a strategic wholesale footprint that will remain an important element in its distribution strategy, we expect owned retail and e-commerce to continue to enable DTC to be the brand’s fastest growing channel.
•Retail Brand Stores: Elevated brand stores provide a critical space for Arc’teryx to engage directly with consumers, showcase products and build community. Its retail store strategy has evolved to include three differentiated store formats with square footage generally ranging from 1,000-10,000 sq ft. With multiple store formats, the brand has expanded its retail store network, with a focus on global retail hubs like Shanghai and New York. The brand stores are highly productive with an average global sales per square foot of approximately $1,928 for the year ended December 31, 2024. Brand stores generally have been profitable with a target payback period of 24 months, with actual performance generally exceeding targets based on our global brand store openings for the year ended December 31, 2024. The ReBird™ Care and Repair centers, incorporated in several new stores opened since 2022, have been an important element of the brand’s immersive store experience, not only to enhance our efforts in improving the circularity and reusability of our products, but also to drive traffic and consumer engagement.
•E-commerce: Arc’teryx’s digital platform is a catalyst for the business across all channels by growing brand awareness and serving as a global “storefront” for products and brand identity. We believe the Arc’teryx e-commerce platform will continue to grow as brand awareness accelerates through brand and community marketing investments, which contribute to Arc’teryx’s ability to adapt its business based on consumer data received from this platform.

Within Outdoor Performance, we have optimized Salomon’s go-to-market strategy from a traditional wholesale model to a modern and balanced consumer-centric retail strategy. The strategy is designed to elevate the brand by selectively choosing premium wholesale partners, curating and segmenting the inventory assortment with them, while also reaching more consumers on a direct basis through owned retail and e-commerce and providing engaging consumer experiences. While the channel mix remains primarily wholesale, DTC has grown from approximately 15% of brand revenue in 2020 to 33% in 2024 in an effort to drive penetration globally.
•Direct-to-Consumer: The brand has a strategic retail expansion plan, focusing on the development of multi-sport, experiential store formats in select major global cities, such as Paris and Milan, as well as increasing the number of Sportstyle focused stores in Greater China. For e-commerce, Salomon recently redesigned its website with a vision to inspire, guide and equip new and returning consumers to unleash their potential through mountain sports. We believe the platform provides an immersive and frictionless brand experience which has led to increased traffic and conversion. We expect growth on the e-commerce platform to scale with retail expansion as brand awareness increases and Salomon builds larger brand communities.
•Wholesale: Salomon targets high-quality wholesale partners, including specialty retailers, globally to attract new consumers. The brand collaborates with partners to drive higher per door productivity.
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
Within Ball & Racquet Sports, Wilson Sporting Goods’s go-to-market strategy revolves around highly productive wholesale relationships complemented by owned retail stores and an e-commerce platform that create excitement around Wilson’s categories and elevate Wilson’s brand. The wholesale channel is pivotal for Wilson as we believe many consumers prefer to shop in stores where expert recommendations are available and can be critical to driving the point-of-sale for sporting goods. Approximately 47% of Wilson’s wholesale revenue in 2024 came from differentiated specialty retailers. Through strong wholesale relationships and a complementary DTC strategy, Wilson aims to continue increasing consumer engagement in the appropriate channels. Importantly, while Wilson’s owned store footprint is expected to remain relatively small and targeted, these stores serve as important consumer touchpoints to build engagement with the brand in high-quality, immersive retail environments.
•Wholesale: Wilson’s wholesale channel comprises more than 15,000 wholesale partners globally for the year ended December 31, 2024, balanced between traditional and specialty retailers and smaller pro shops and country clubs. Through internal, specialized sales teams, Wilson closely collaborates with its wholesale partners to deliver a premium and educational consumer experience that drives brand productivity. As Wilson continues to deliver superior products, it intends to continue increasing productivity and shelf space with strategic wholesale partners.
•Direct-to-Consumer: Wilson leverages DTC channels to complement its wholesale strategy by increasing brand awareness and elevating the brand. Wilson has owned retail stores in strategic locations, such as New York City and Chicago, which provide an immersive consumer experience and illuminate Wilson’s leadership across categories. The brand’s retail strategy is complemented by a global e-commerce platform with innovative digital capabilities, such as a direct-to-team baseball offering that leverages Wilson’s dynamic portfolio of brands and connections with baseball academies, clubs and organizations. Overall, we believe DTC will continue to play a critical role in driving traffic and conversion for Wilson in both the DTC and wholesale channels as brand equity and awareness grow.
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

Within Technical Apparel, Arc’teryx has created a reputation of authenticity and an uncompromising standard of excellence. The result has created a passionate, loyal following for the brand. However, Arc’teryx global brand awareness levels are relatively low when compared to more established premium outerwear brands. The brand plans to tactically increase brand awareness and curate more passionate communities through the following global strategies:
•Arc’teryx Academies: Each year, Arc’teryx hosts several global events in some of the most iconic alpine destinations around the world such as Chamonix, France; St. Anton, Austria and Whistler, British Columbia. This year Arc’teryx brings a global academy to Mammoth, CA, with our first-ever Mammoth Backcountry Academy. Each Academy focuses on a different mountain sport discipline and is open to the public, providing the most in depth mountain knowledge and expertise in the world.
•Store-Driven Events: Arc’teryx’s events enable the brand to connect to the communities surrounding the brand’s stores. These events range from design discussions, music performances, to speaker series hosted both in-store and online.
•Original Content + Digital and Social Media: Arc’teryx produces original content films with talented filmmakers that feature sponsored athletes. These films include examples such as Unfinished Business, a documentary about Greg Hill summiting all 20 peaks of the Spearhead Traverse in one day and Keep It Real, a video on the underground UK bouldering scene that provided original content to enable authentic brand storytelling across social media channels. We believe original content combined with digital marketing strategies will increase Arc’teryx brand awareness globally.
Within Outdoor Performance, while the Salomon brand has existed for more than 75 years, we believe there is an opportunity to grow brand awareness globally, particularly in North America and Greater China. To drive brand awareness, Salomon plans to use the following integrated, brand-first marketing strategy to communicate key product stories:
•Television, Digital and Social Media: Through television, digital, and social media, Salomon aims to effectively communicate its brand story to a large audience and form a deeper connection. For instance, in 2024, Salomon launched the “Welcome Back to Earth” campaign, encouraging individuals to reconnect with nature and embrace the outdoors for both physical and mental well-being. This global campaign was amplified through significant placements, including during the Super Bowl LVII in 2024, marking a key moment for brand visibility. We believe this comprehensive campaign has contributed to increased brand awareness and positive perception globally, particularly among younger, more diverse audiences.
•Brand Ambassadors: Professional athletes trust Salomon in the most demanding competitive environments, which is the greatest form of product validation. In total, over 200 professional athletes across trail running, snowboarding and alpine and Nordic skiing actively use Salomon products. These athletes provide individual product and brand storytelling opportunities to drive awareness.
•Loyalty Program: In 2022, Salomon launched its loyalty program, S/Plus which allows consumers to earn points for each purchase, access exclusive products and receive other members only benefits.
•Original Content: Salomon.tv originated in 2009 as the original branded content platform in sports, featuring original and authentic stories highlighting athletes, sports, products and community.
•Events: Salomon has developed a leading series of running events in some of the most iconic outdoor destinations around the world called The Golden Trail Series (“GTS”). These events are the only running events in the world designed and developed for a global television audience. In 2024, GTS events were broadcasted on Eurosport across 53 countries. Salomon plans to further increase spending to add events in Japan and Greater China to complement the United States and European races, entrenching Salomon as the leading global brand powering the sport of trail running.

Within Ball & Racquet Sports, Wilson has recently elevated its brand through consistent, cohesive brand messaging across sports categories. Today Wilson is thoughtfully balancing product marketing and brand marketing to engage consumers, and it intends to continue growing its brand awareness in key global markets through the following strategies:
•Professional Partnerships: For more than 110 years, Wilson has been and continues to be a part of championship-level performance for some of the world’s best athletes and iconic sports leagues. These endorsements and partnerships serve as a competitive advantage, providing a differentiated opportunity to convey a story around “Play What the Pros Play.” Wilson plans to continue leveraging these partnerships with both professional leagues and young aspiring talent across sport activities to build brand awareness globally.
•Strategic Marketing: Known for product excellence across sport categories, Wilson is establishing a cohesive brand identity that sources and amplifies brand equity from each category’s leadership and authenticity, effectively shifting from category marketing to brand marketing. Wilson leverages digital marketing, social media platforms, experiential concepts and collaborations with brands such as KITH to deliver authentic brand and product messaging to consumers. The digital marketing strategy combines personalized targeting, engaging content and data-driven optimization to build brand awareness and drive consumer engagement.
Leverage the Amer Sports Platform to Scale All of Our Brands
We have laid the foundation and infrastructure to enable premium brands to thrive and scale on the Amer Sports platform. The ability for brands to chart their own consumer-centric strategies while leveraging the global scale and capabilities of our platform provides an opportunity for all of our brands across each of our three segments to accelerate their growth in a profitable manner. For example, Atomic and Peak Performance have an opportunity to leverage our platform to increase their presence globally. Atomic is a leading player in winter sports as validated through the use of Atomic equipment by some of the world’s best alpine athletes, including Mikaela Shiffrin. We intend to leverage this professional brand halo to capture additional market share in the global winter sports equipment industry and further extend the Atomic brand to apparel and accessories. Given its Nordic roots, Peak Performance has a strong following within EMEA; however, there is an opportunity to expand the brand globally in the Americas, Greater China and Asia Pacific.
Our Brands and Products
Our portfolio consists of 10 globally recognized brands in our three segments: Technical Apparel, Outdoor Performance and Ball & Racquet Sports.
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
Peak Performance
Peak Performance is an apparel and accessories brand born in the Scandinavian mountains out of a love for skiing in remote, untouched terrain. The brand’s passion for adventure and nature runs deep and Peak Performance's purpose is to bring the freeride spirit to the world. Peak Performance is for like-minded souls with an urge to explore wild and beautiful places, both near and far, from the mountains to the city. Together with friends or alone, for clearing heads and reconnecting with nature, commuting to work or simply hanging out, all Peak Performance products have the same purpose: to empower the freedom to be adventurous and live everyday life to the fullest, 365 days a year.
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
Atomic
Founded in 1955 in the heart of the Austrian Alps, Atomic is one of the largest ski brands in the world by revenue. The brand designs and produces skis used by some of the top competitors in the world across every discipline. From World-Cup racing to the X-Games, Nordic to ski mountaineering to the most demanding backcountry adventures, skiers like Mikaela Shiffrin, Hermann Maier and Chris Benchetler have achieved outstanding victories with Atomic products. In turn, these and many other elite skiers provide feedback from the highest levels of competition and performance to help guide research and development and innovation at Atomic. Through its passion for skiing, with leading quality and technological innovations, the brand drives the sport of skiing forward.
Armada
Armada is an athlete-focused ski brand. Rider-driven, design obsessed, and with technologically superior products, it is the reference for modern skiing and the mountain lifestyle. Armada was founded in 2002 and as of December 31, 2024, distributes products in 33 countries globally.
Ball & Racquet Sports
Wilson
Founded in 1914 in Chicago, Illinois, the Wilson brand is a leading manufacturer of high-performance sports equipment, apparel, footwear and accessories, with more than a century of innovation, history and heritage in racquet sports, baseball, softball, football, basketball, volleyball, soccer and golf. Wilson has a legacy as the top-of-the-line sports equipment and is associated with legendary athletes, including Roger Federer, Caitlin Clark, and Jamal Murray, among many others. In addition, professional sports leagues, including the NBA, WNBA, NFL, and two Grand Slam Tennis Championships, as well as NCAA March Madness, use Wilson products for competitions. Wilson has partnered with the NFL for more than 80 years, the NCAA for more than 20 years, and the US Open for more than 45 years. These athletes and leagues add to the credibility and reputation of Wilson’s superior products, make it one of the world’s most recognized and respected brands and contribute to Wilson’s authenticity and leading market positions across sports. Quality and performance are paramount to Wilson’s products, which undergo rigorous testing to ensure durability, reliability and superior performance. Wilson leverages player insights to create products that push equipment and apparel innovation into new territories, empowering athletes at every level to perform at their best.

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
Sustainability
We seek to pursue growth in a sustainability-conscious manner. We believe we can do this by integrating sustainability into our operations, from design to supply chain to sales. Our sustainability strategy guides this commitment and supports our vision to become a global leader in premium sports and outdoor brands. Our sustainability strategy is designed to target net-zero climate impact, advancing the circular economy, and elevating supply chain standards, which align with key material topics identified as a result of the double materiality assessment (“DMA”). We are committed to respecting human rights, promoting fair labor practices and working conditions.

Amer Sports' Group Sustainability Team (the “Sustainability Team”) develops and implements the Company's sustainability strategy, creates policies, sets targets, manages our sustainability program and reporting, promotes circular economy practices and facilitates collaboration and training across the Company. We also commission third-party audits, where applicable, including monitoring sourcing partners in their compliance with industry standards, regulations and our own expectations regarding sustainability.

We strive to continuously improve our reporting and transparency. Our key sustainability metrics are aligned with the Global Reporting Initiative. As a participant of the world’s largest corporate sustainability initiative, the United Nations’ Global Compact, we seek to advance the United Nations’ Sustainable Development Goals (SDGs).

In our climate reporting, the emissions calculation methodology is based on the Greenhouse Gas Protocol. In line with guidance provided by the European Union Corporate Sustainability Reporting Directive (“CSRD”), we have identified three key priorities: climate change, circularity and sustainable procurement.

We committed to set science-based near-term and net-zero emission reduction targets at the group level, which we have submitted to be validated by the Science Based Targets initiative (“SBTi”). Further, Arc’teryx and Salomon have each set brand-level near-term science-based emission reduction targets for 2030, which have been approved by the SBTi. In addition to the net zero 2050 target, our climate related targets include reaching 100% of our electricity consumption produced with renewable energy by the end of 2027, and 50% of the purchase volume from our Tier 1 and 2 suppliers produced with renewable electricity by the end of 2030.

To promote social sustainability in our supply chain, we expect all our Tier 1 suppliers to sign the Amer Sports’ Supplier Code of Conduct. Our policies strive to align with international standards, including ILO Conventions and the UN's Universal Declaration of Human Rights, focusing on the rights of women, children, and migrant workers. The Supplier Code of Conduct is an integral part of our responsible operations strategy and is designed to align with the Fair Labor Association (“FLA”) Code of Conduct. It includes provisions on legal compliance, child labor, forced labor, harassment, discrimination, working hours, compensation, health and safety, environmental and chemical safety, freedom of association and collective bargaining, and communication with workers. Nearly all of our Tier 1 suppliers and nominated Tier 2 suppliers have also conducted social compliance training and annual audits reflecting FLA standards in accordance with our contractual requirements.

We are also focused on sustainable business practices at the brand level. We use life cycle assessments (LCAs) to understand the environmental impacts of our products, especially in strategic product categories. Our circular economy initiatives are centered around three main areas: “Inputs”, “Used more and with a longer life” and “Responsible end”. We view circularity as an enabler in achieving decarbonization and our net-zero ambitions. We seek to design and create products which we believe are built to last and easy to repair, refurbish, or resell. We are also actively exploring and involved in new business models and services such as Arc’teryx ReBird™ and Peak Performance WearAgains and sharing best practices across the Company.

We intend to further strengthen our organization and improve our processes, the transparency of our communication, and the scope, reliability, and depth of our data disclosure to be able to meet or exceed our targets.

Supply Chain
Our supply chain is built on the belief that premium products require thoughtful craftsmanship. Our global supply chain organization is responsible for the operational planning, manufacturing, sourcing and distribution of products to our customers. We pride ourselves on delivering high-quality apparel, footwear, equipment, protective gear and accessories to our global community of consumers, while working to maintain high standards for labor practices and workplace conditions and decreasing the environmental impact of our supply chain.

Sourcing and Manufacturing
We believe the combination of our owned and sourced manufacturing across different geographic regions provides a well-balanced, flexible approach to product procurement. Since our ownership transition in 2019, we have adapted our sourcing practices and supply chain to align with our brand-direct operating model, optimizing our supply chain to provide our brands with a higher degree of autonomy over their individual sourcing and supply chain needs. Sourcing, including vendor selection, is now carried out at the brand level, enabling our brands to be more nimble in their supply chain decision-making. In order to maintain the synergistic benefits of the Company’s scale and consistency to group strategy and standards, back-office services, sustainability, oversight, compliance and quality control continue to be carried out by the Company’s global sourcing team, including relevant human resources, finance and IT services. To further leverage our diversified setup and scale, we develop and facilitate communications across all brands, in the areas of quality control, sustainability, supply chain management and materials sourcing. This dynamic allows us to have oversight over the various brands, promoting and managing adherence to our Code of Conduct and Ethical Policy, while realizing cost savings from both a scale and operational perspective.
In 2024, approximately 84.7% of our products were sourced from a network of third-party strategic suppliers, with approximately 65.7% of such products sourced from Asia Pacific, approximately 29.8% from Greater China, approximately 2.5% from the Americas, and approximately 2.0% from EMEA. We have a diversified sourcing network, with no single Tier 1 supplier accounting for more than approximately 14.4% of total supply in 2024. Our sourced manufacturing agreements are generally on a fixed price purchase order basis which renew annually.
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
In peak seasons, our supply chain operations employ approximately 3,400 employees, including approximately 340 contract workers. As many of our brands are shifting quickly to a higher DTC mix, the agility and speed of our supply chain has become an increasingly important competitive factor to our business, as we are more often becoming the final step between our products and the end consumer.
Distribution
Products are shipped from our owned and sourced manufacturing facilities to distribution centers around the world. Our extensive distribution network, consisting of third-party as well as Amer Sports owned and leased distribution centers, is shared between the brands, allowing each of them to leverage warehouses globally. We directly operate 10 of our 21 distribution centers, and we carefully determine the remaining third-party contracted centers depending on our presence in the region. Our distribution centers are strategically located to provide speed and service to our consumers at efficient costs and are supported by a transportation network built on a set of core-carriers for sea, land and air-transport, under defined service-level agreements. We believe that the benefits from operating our supply chain on a group level, as opposed to the brand level, deliver significant cost savings while maintaining high service levels.

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
In addition, by leveraging insights across product offerings, we seek to understand how consumer behavior and expectations are changing. Our brands employ marketing analytics to optimize the impact of advertising and promotional spending and continuously evolve their brand messaging to ensure that they drive relevance with consumers. Certain brands also participate in cooperative advertising on a shared cost basis with wholesale partners in traditional and digital, including by providing advertising support in the form of point-of-sale fixtures and signage to enhance the presentation and brand image of products. Our brand websites are also designed to enhance consumer understanding of our product offering and help consumers find and buy our products. Each brand employs a support team that is responsible for customer service at the consumer level as well as a sales force that manages our customer relationships.
Technology Infrastructure
We have invested in establishing a shared IT infrastructure and platform architecture, supported by a centrally managed IT organization with teams in all brand locations. This group architecture supports robust and scalable IT operations, is designed to ensure security and compliance and is the foundation for efficient group services including finance, tax, customs and supply chain. This architecture further supports the implementation of brand specific business strategies and processes, allowing brand-dedicated applications and solutions directly managed by brand IT teams to be integrated, while still benefiting from the overall group IT infrastructure. Our enterprise architecture is built around a global SAP enterprise resource planning (“ERP”) system, providing a scalable digital core as a system-of-record for finance, sales, inventory and purchasing. We are currently in the process of upgrading this platform across our segments.
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
People and Culture
Amer Sports employees share a passion for sports. We believe our people’s connection to sporting and outdoor activities is a key benefit to our business as we understand the needs of consumers and athletes globally, which in turn helps drive a performance-driven culture.
Our strategy as it relates to human resources and relationships with our employees, which we refer to as our “People Vision,” is to attract and unite some of the best consumer-minded people in the sports and outdoor industry. Our People Vision focuses on three pillars:

•Best people: building high-quality leadership and capabilities to execute our business strategy.

•Great engagement: fostering strong engagement and a great employee experience through clear purpose and values, a dynamic feedback culture enabled by an advanced survey system, strong development programs and opportunities.

•Superior performance: as a result of the above, combined with competitive rewards and a strong focus on productivity. A passionate and performance-driven culture is our strength and creates attractive development opportunities for our people and our business.

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

Capability and Culture

In recent years, Amer Sports has concentrated on building capabilities across the Company. In 2024, we continued restructuring and developing resources to support the evolution of our brand-direct model and vertical operating model. Our focus was on empowering employees to drive transformation in our DTC channels and expanding our presence in China. Additionally, our finance and IT support functions spearheaded significant transformations, and we evolved our supply chain function.

Our capability and resource planning are guided by an annual process called the Strategy, Structure, and Capability Review (SSCR). This process seeks to ensure that we have the necessary capabilities across our brands and group functions to execute both our short- and long-term strategic plans. We align the development ambition of our people with the execution of our growth strategy. We have also sought to strengthen capability throughout the Company across levels in our brands and functions with over 5,400 new hires in the past two years. In addition, we have made significant efforts to facilitate learning and development across the company, including through a modern learning management system and leadership development programs within our brands, as well as a group-wide Leadership Academy that we expect to be developed in 2025. We are committed to providing opportunities for the continuous development and learning of all our people.

We believe that engagement needs to be built on a strong understanding and commitment to a shared purpose and values, which we are rolling out across our global organization. We are utilizing a state-of-the-art employee engagement survey platform that allows us to regularly and flexibly survey engagement and understand gaps to address them in a systematic way based on scientifically tested drivers of engagement, inclusion and well-being. We strive to provide a workplace that is inclusive, engaging and gives opportunities for growth.

We are committed to continuing to promote diversity in the workplace which reflects the global environment in which we operate. Through our ongoing encouragement of a workplace environment where inclusion is valued, we believe we better serve our consumers and our organization. We continue to believe that different ideas, perspectives, and backgrounds create a stronger and healthier culture and contribute to superior performance.

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
We rely on our trademarks and related domain names and logos to market our brands and to build and maintain brand loyalty and recognition. As of December 31, 2024, we owned approximately 5,000 trademark registrations, and approximately 400 trademark applications, across over 100 different jurisdictions, including the United States, the EU, the PRC, Japan and other major markets. These trademarks include, among others, our principal brands of Arc’teryx, Salomon, Wilson, Peak Performance, Atomic, Armada, Louisville Slugger, DeMarini and EvoShield, and their related logos. The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with similar goods and services. In addition to our trademarks, as of December 31, 2024, we owned approximately 800 domain name registrations, including Arcteryx.com, Salomon.com, Wilson.com, Peakperformance.com, Atomic.com, Armadaskis.com, Slugger.com, Demarini.com and EvoShield.com. However, despite our efforts to obtain, maintain, protect and enforce our trademarks, there can be no assurance that these protections will be available in all cases, and our trademarks may be challenged, infringed, misappropriated, circumvented, otherwise violated, declared generic, determined to be dilutive of or infringing on other trademarks or may lapse. The occurrence of any of these events could result in the erosion of our brands and limit our ability to market our brands, as well as impede our ability to effectively compete against competitors with similar products or technologies.
As of December 31, 2024, we owned approximately 500 issued U.S. patents (including design patents), 150 pending U.S. patent applications (including design applications), 700 issued foreign patents (including design registrations), and 175 pending foreign patent applications (including design applications) relating to technologies, components, materials, features, functionality, and industrial and aesthetic designs used in and for the manufacture of our products.
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

Government Regulations
In the United States, EU and the other jurisdictions in which we operate, we are subject to, laws governing advertising and product labeling, environmental, health and safety, ESG laws and regulations, data privacy and security laws, rules and regulations, antitrust and competition laws and labor and employment laws, among others. Our products, which are predominantly manufactured in countries other than the United States and which are shipped into over 100 countries across the world, may be subject to tariffs, treaties, and various trade agreements, as well as laws affecting the importation of consumer goods. It is our policy and practice to comply with all government regulations applicable to our business. The process of complying with applicable federal, state and local regulations in the United States and around the world may be complex, time consuming and costly. In addition, the global regulatory landscape is subject to rapid and unexpected changes, some driven by geopolitical influences, and there has been a general trend toward increasingly stringent regulation and enforcement around the world in recent years. New or more stringent laws or regulations, more restrictive interpretations of existing laws or regulations, court practices or increased enforcement actions by governmental and regulatory agencies around the world could increase our ongoing costs of compliance, alter the environment in which we do business or otherwise adversely affect our business. If we fail to comply with any new or existing laws or regulations, we may be required to pay damages, cease advertising or promotional activities, alter our products or marketing materials, cease selling certain products and possibly face fines, corrective measures or other types of sanctions. Furthermore, as we continue to expand our global operations, we may be required to comply with market-specific laws and regulations, including by obtaining approvals, licenses or certifications from a particular country’s regulators. Failure to obtain these approvals, licenses or certifications or comply with these laws or regulations could impede our growth prospects and otherwise adversely affect our business, results of operations or financial condition. For additional information about risks associated with government regulations, see “Item 3. Key Information—D. Risk Factors—Risks Related to Litigation and Regulation.”
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

Environmental, Health and Safety
Federal, state and local authorities in the United States, as well as comparable authorities around the world, enforce a broad range of environmental, health and safety laws and regulations in the jurisdictions in which we and our third-party suppliers manufacture and sell our products or otherwise operate our business. These include requirements governing product content and labeling, worker health and safety, the handling, manufacture, transportation, storage, use and disposal of chemicals and other hazardous materials and wastes, the discharge and emission of pollutants and the cleanup of contamination in the environment. We could incur substantial costs, including civil or criminal fines or penalties, enforcement actions and other third-party claims and cleanup costs as a result of our failure to comply with, or liabilities under, such laws and regulations or permits required thereunder. Under certain environmental laws and regulations, we may be subject to liability for environmental investigations and cleanups, including at properties that we currently or previously owned or operated, or at sites at which waste we generated was disposed, even if the contamination was not caused by us or the relevant conduct was legal at the time it occurred. We are addressing contamination from historical operations in the United States that has been identified at certain of our current or former properties. The ultimate cost at such sites is difficult to accurately predict and we may incur significant additional costs as a result of the discovery of contamination or the imposition of additional obligations (including in connection with expansions or renovations of our facilities) at these or other sites in the future.
We also are subject to extensive and evolving regulations regarding the manufacturing, processing, distribution, importing, exporting and labeling of our products and their raw materials. In the European Union, the Registration, Evaluation, Authorization and Restriction of Chemicals (“REACH”) regulations came into effect in 2007, with implementation rolling out over time. Registered chemicals then can be subject to further evaluation and potential restrictions. Since the promulgation of REACH, other countries have enacted or are in the process of implementing similar comprehensive chemical regulations. In addition, California’s Proposition 65 requires companies to place warnings on products sold in California that contain one of approximately 900 chemicals known to the state of California to cause cancer, birth defects or other reproductive harm. The California state attorney general, as well as private citizens, can file lawsuits against companies for alleged failure to comply with Proposition 65; from time to time, we have received such lawsuits regarding certain of our products.
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

Sustainability
Federal, state or local governmental authorities in various countries have adopted or proposed, and are likely to continue to propose, legislative and regulatory initiatives regarding the management of sustainability-related topics, or disclosures on such matters. For example, we may be subject to the disclosure requirements of the EU’s Corporate Sustainability Reporting Directive (and its implementing laws and regulations) and other EU directives or EU and EU member state regulations, the International Sustainability Standards Board’s sustainability and climate disclosure standards, various disclosure requirements (such as greenhouse gas metrics, climate risks, use of offsets, and emissions reduction claims) from the State of California, among other regulations or requirements; these regulations and requirements may not entirely align and thus require us to duplicate certain or make different efforts or use different reporting methodologies in order to comply with each jurisdictions’ requirements. Separately, various regulators have adopted, or are considering adopting, regulations on environmental marketing claims, including but not limited to the use of “sustainable,” “eco-friendly,” “organic,” “recyclable” or similar language in product marketing. There are also increasing regulations on the provenance, composition, or production methods of products to reflect environmental and/or social concerns, which may require us to change our suppliers, disrupt our business operations, incur additional compliance costs or otherwise impact our reputation, operations or financial condition.
Conversely, “anti-ESG” sentiment has recently gained momentum across the U.S., with several states and Congress having proposed or enacted “anti-ESG” policies, legislation, or initiatives, and the President having recently issued an executive order opposing diversity equity and inclusion (“DEI”) initiatives in the private sector.
Data Privacy and Security
We are subject to increasingly complex and changing laws, directives, industry standards, rules and regulations, as well as contractual obligations, related to data privacy and security in the United States and around the world that impose broad compliance obligations on the collection, transmission, handling, dissemination, use, privacy, confidentiality, security, retention, availability, integrity and other processing of personal information.
In the United States, various federal and state regulators, including governmental agencies like the FTC, have adopted, or are considering adopting, laws, rules and regulations concerning personal information and information security and have prioritized privacy and information security violations for enforcement actions. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. For example, we are subject to the CCPA, which imposes obligations on covered companies that process the personal information of California residents. Among other things, the CCPA requires covered companies to provide certain disclosures to California residents regarding data privacy and security, and provides California residents with data protection and privacy rights, including the ability to opt out of the sale or certain sharing of their personal information, and to request the deletion of their personal information (subject to certain exceptions). The CCPA provides a private right of action for certain data breaches that result in the loss of personal information as well as for civil penalties with enforcement capabilities for both the California Attorney General and the state agency that was created under the CPRA. The enactment of the CCPA and other state privacy, data protection and cybersecurity laws, rules and regulations is prompting a wave of similar legislative developments in other states in the United States, which creates the potential for a patchwork of overlapping but different state laws. Numerous other states also have enacted, are in the process of enacting or are considering comprehensive state-level data privacy and security laws and regulations that share similarities with the CCPA. In addition, laws in all 50 states in the United States require businesses to provide notice to consumers (and, in some cases, to regulators) whose personal information has been accessed or acquired as a result of a data breach. State laws are changing rapidly and there is discussion in Congress of a new comprehensive federal data protection law to which we would become subject if it is enacted.

We are also subject to international laws, rules, regulations and standards in many jurisdictions, which apply broadly to the collection, use, handling, retention, security, disclosure, transfer and other processing of personal information. For example, in the EEA, we are subject to the EU GDPR and, following the UK’s exit from the EU, we are subject in the UK to the UK GDPR. The EU GDPR and UK GDPR impose strict compliance obligations with respect to our ability to collect, use, handle, retain, protect, disclose, transfer and otherwise process personal information, including a principal of accountability, the obligation to demonstrate compliance through policies, procedures, training and audits, and the requirement to appoint data protection officers when special categories of personal information, such as health data, are processed on a large scale. Non-compliance with the EU GDPR and UK GDPR may lead to fines for certain violations of up to €20 million or £17.5 million, respectively, or 4% of total worldwide annual turnover of the preceding financial year, whichever is higher. However, the UK GDPR will not automatically incorporate future changes to be made to the EU GDPR (such changes would need to be specifically incorporated by the UK government), which creates a risk of divergent parallel regimes and related uncertainty. On June 28, 2021, the European Commission announced an adequacy decision concluding that the UK ensures an equivalent level of data protection to the EU GDPR, which provides some relief regarding the legality of continued personal information flows from the EEA to the UK. This adequacy determination will automatically expire in June 2025 unless the European Commission renews or extends it and it may be modified or revoked in the interim. We cannot predict how the UK GDPR and other UK privacy and information security laws, rules or regulations may develop, including as compared to the EU GDPR, nor can we predict the effects of divergent laws and related guidance. Moreover, the UK is currently in the process of reforming its data protection framework. This may lead to future divergence and variance between the two regimes.
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
Building on this, the PRC’s Data Security Law became effective on September 1, 2021. The primary purpose of the Data Security Law is to regulate data activities, safeguard data security, promote data development and usage, protect individuals and entities’ legitimate rights and interests, and safeguard state sovereignty, state security and development interests. The Data Security Law applies extraterritoriality, and to a broad range of activities that involve “data” (not only personal or sensitive data). Under the Data Security Law, entities and individuals carrying out data activities must abide by various data security obligations. For example, the Data Security Law proposes to classify and protect data based on the importance of data to the state’s economic development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protective measures is required to be taken for each respective class of data. The Data Security Law also echoes the data localization requirement in the Cybersecurity Law and requires important data to be stored locally in the PRC. Such important data may only be transferred outside of the PRC subject to compliance with certain data transfer restrictions, such as passing a security assessment organized by the relevant authorities.
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

In addition to the PRC’s Cybersecurity Law, the Data Security Law and the PIPL, the relevant government authorities of the PRC promulgated several regulations or released a number of draft regulations for public comments which are designed to provide further implemental guidance in accordance with the laws mentioned above. For example, the CAC released for public consultation the draft measures for certification of personal information protection for cross-border transfer of personal information, which represents the final piece of CAC's regulatory framework concerning the three routes for legitimizing cross-border data transfers. We cannot predict what impact the new laws and regulations or the increased costs of compliance, if any, will have on our operations in the PRC, in particular the Data Security Law or PIPL, or the increased costs of compliance, if any, will have on our operations in the PRC due to their recent enactment and the limited guidance available, particularly on PIPL, which entities are awaiting further guidance on, particularly on the scope of data localization requirement. It is also generally unclear how the laws will be interpreted and enforced in practice by the relevant government authorities.
In addition to the PRC' cybersecurity and privacy laws, several other APAC countries have published or enacted new privacy and cybersecurity laws, or have updated their existing laws to reflect global privacy and cybersecurity legislation developments. For example, Australia passed the Privacy and Other Legislation Amendment Bill 2024 (the Privacy Act Bill) on November 29 2024, which amends Australia's former Privacy Act 1988 and introduces privacy mechanisms such as sanctions for privacy breaches (up to the greater of AUD 50 million, three times the benefit of a contravention, or 30% of annual turnover), requirements to include more detailed information on use of automated decision making, and introduction of equivalence decisions to facilitate cross-border data transfers. Australia also passed the Cyber Security Act 2024 on November 25 2024, which for example sets requirements on mandatory ransomware reporting. In addition, Vietnam introduced its first draft for a new Personal Data Protection Law (PDPL), which is expected to be adopted in May 2025, and Malaysia passed significant changes to its existing Personal Data Protection Act (PDPA) with the Personal Data Protection Amendment Act (PDPAA), which is expected to come into effect in 2025. Both the PDPL and the PDPA (as amended by the PDPAA) aim to update the countries' data protection frameworks to align them with more modern data protection laws elsewhere in Asia. The PDPL and PDPA updates include, among other things, rules on content, extraterritorial effect, breach notification requirements, cross-border transfer topics, requirements on setting up data protection departments and/or DPOs.
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
Anti-Corruption
We are subject to the FCPA and other anti-bribery and anti-corruption laws in countries outside of the United States in which we operate, including the UK Bribery Act and PRC anti-corruption laws. These laws and regulations are aimed at preventing and penalizing corrupt behavior. Anti-bribery and anti-corruption laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, and their third-party intermediaries from corruptly promising, offering, accepting, authorizing, or providing, directly or indirectly, anything of value to government officials, political parties, and private sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any other improper business advantage. The FCPA also requires U.S. issuers to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. See “Item 3. Key Information—D. Risk Factors—Risks Related to Litigation and Regulation—Failure to comply with applicable anti-corruption laws could have a material adverse effect on our business, reputation, financial condition, and results of operations.”

Other Regulations
We are also subject to a variety of other laws and regulations in the United States and around the world. For example, we must comply with an increasing number of laws designed to combat abuses of human rights in supply chain operations, such as the UFLPA. In addition, our selling practices are regulated by competition law authorities in the United States and around the world, as well as laws governing trade, transportation and logistics, including tariffs, quotas, embargoes and other orders issued by Customs and Border Protection and similar agencies in other countries. A significant portion of our products are imported for sale into the United States, Canada and Mexico and we source a significant portion of our third-party manufacturing from the PRC. These products are subject to various customs laws, which may impose tariffs, as well as quota restrictions. The United States and other counties into which our products are sold may impose, from time to time, new duties, tariffs, surcharges or other import controls, or adjust, presently prevailing duty or tariff rates or levels. See “Item 3.—Key Information—D. Risk Factors—Risks Related to Litigation and Regulations—Changes and contemplation of changes to trade policies, tariffs, import/export regulations and anti-competition regulations in the United States, EU, PRC and other jurisdictions, or our failure to comply with such regulations, may have a material adverse effect on our reputation, business, financial condition and results of operations.” We are also subject to laws and sanctions imposed by the United States (including those imposed by the Office of Foreign Assets Control (OFAC)) and other authorities that may prohibit us or our affiliates from doing business in certain countries or restrict the type of business that may be conducted by us or our affiliates. For example, actions taken in response to the Russia-Ukraine War have included the imposition of export controls and broad financial and economic sanctions against Russia, Belarus and specific areas of Ukraine. Enforcement activities under these laws and regulations could subject us to additional administrative and legal proceedings and actions, which could include claims for civil penalties, criminal sanctions and administrative remedies.
C. Organizational Structure
We were incorporated under the name of “Amer Sports Management Holding (Cayman) Limited” as an exempted company with limited liability under the laws of the Cayman Islands on January 3, 2020. On August 4, 2023, we changed our name to Amer Sports, Inc. Our registered offices are located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our telephone number at this address is +1 345 945 3901. Our corporate offices are located at Siltasaarenkatu 8-10, FI-00530 Helsinki, Finland. Our telephone number at this address is +358 207 122 500. Our principal website is www.amersports.com. The information on, or accessible through, our website is not a part of, and is not incorporated into, this Annual Report. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

See Exhibit 8.1 for a list of our subsidiaries.

D. Property, Plant and Equipment
We conduct manufacturing, distribution and administrative activities in owned and leased facilities. The table below sets forth our principal properties as of December 31, 2024:

Location	Principal Activity	Leased or Owned	Square Feet
Helsinki, Finland	Corporate Offices	Leased	18,901
New York City, New York	Corporate Offices	Leased	11,238
Vancouver, Canada	Administrative Office	Leased	59,632
Metz-Tessy, France	Administrative Office	Owned	356,446
Chicago, Illinois	Administrative Office	Leased	87,386
Stockholm, Sweden	Administrative Office	Leased	2,497
Altenmarkt, Austria	Administrative Office	Owned	484,376
Krakow, Poland	Shared Financial Services Center	Leased	23,304
Hong Kong, China	Sourcing Office	Leased	10,301
Taichung, Taiwan	Sourcing Office	Leased	16,146
Kaohsiung, Taiwan	Sourcing Office	Leased	1,184
Orastie, Romania	Manufacturing	Owned	129,168
Oradea, Romania	Manufacturing	Hybrid	89,125
Oradea, Romania	Manufacturing	Owned	45,208
Chepelare, Bulgaria	Manufacturing	Owned	225,161
Asenovgrad, Bulgaria	Manufacturing	Owned	204,514
Ada, Ohio	Manufacturing	Owned	80,000
Hillsboro, Oregon	Manufacturing	Owned	44,994
Moorabbin, Australia	Warehouse	Leased	82,398
New Westminster, Canada	Warehouse	Leased	243,610
Belleville, Canada	Warehouse	Leased	149,996
Belleville, Canada	Warehouse	Leased	206,500
Überherrn, Germany	Warehouse	Owned	129,168
Saint Vulbas, France	Warehouse	Leased	559,723
Ogden, Utah	Warehouse	Leased	300,316
Mt. Juliet, Tennessee	Warehouse/Distribution Center	Leased	575,000
Nashville, Tennessee	Warehouse/Distribution Center	Leased	252,262
Nashville, Tennessee	Warehouse/Distribution Center	Owned	299,993
In addition to the principal properties listed above, we own and lease over 50 offices worldwide for sales and administrative purposes. We operate a total of 10 distribution centers globally and over 500 owned retail stores across the Americas, EMEA, Greater China and Asia Pacific regions, as of December 31, 2024. Owned retail stores are generally leased under operating leases and include renewal options.
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

For discussion related to the results of operations and changes in financial condition for the fiscal years 2023 compared to 2022 refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC and available electronically at www.sec.gov.

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
Born in the French Alps in 1947, Salomon creates premium innovative footwear, apparel, winter sports equipment and accessories. Since its founding, Salomon has been fueled by a culture of design, craftsmanship, continuous innovation, and performance inspired by progress, the outdoors and athletes. The brand first produced metal ski edges and expanded into releasable ski bindings before launching industry changing rear-entry ski boots and monocoque skis. The brand’s leadership in winter sports helped to propel it into a diverse portfolio of sports and products including footwear and apparel. Today, Salomon is a market leader in global trail running footwear and premium hiking footwear, with products recognized for their performance, style, durability and sustainability. Over 68% of Salomon’s revenue in 2024 came from footwear, while also having leading market positions in its legacy winter sports equipment categories (skis, snowboards, boots, bindings, goggles, helmets, etc.), creating a 365-day, year-round brand serving all seasons for mountain sport consumers.

Founded in 1914 in Chicago, Illinois, Wilson Sporting Goods is a leading manufacturer of high-performance sports equipment, apparel, footwear and accessories. The Wilson Sporting Goods portfolio is made up of the iconic Wilson brand, as well as Louisville Slugger, DeMarini, EvoShield and ATEC. Collectively, these brands bring more than three centuries of innovation, history and heritage to a variety of mainstream sports. As a multi-sports platform, Wilson drives innovation and product excellence by leveraging learnings across the brands’ various disciplines, including tennis, baseball and basketball, among other sports. The Wilson brand has a legacy as the top-of-the-line sports equipment and is associated with legendary athletes, including Roger Federer, Caitlin Clark and Jamal Murray. In addition, Wilson is the official partner of professional sports leagues, including the NBA, WNBA, NFL, the US Open, Roland Garros, and more. These athletes and leagues are a testament to the credibility and reputation of Wilson’s track record of innovation and superior products.
While Arc’teryx, Salomon and Wilson stand tall and lead our three segments, our other brands appropriately fit our sports-oriented portfolio. Peak Performance enhances our scale, competitive positioning and diversification across sports categories. Atomic and Armada give us a leading position in winter sports equipment, globally. Our baseball brands, which include Louisville Slugger, DeMarini, EvoShield, and ATEC, are market leaders in their respective category. Together, our brands enable us to lead and compete in various sports segments and drive the continued success of our portfolio.
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

Our Business Model
Our brands are guided by a consumer-first mindset and meet consumers exactly where they shop. We generate revenue from the sale of our products through direct-to-consumer and wholesale channels:
•Direct-to-Consumer includes sales of our brands’ products through (i) owned e-commerce websites and (ii) owned retail stores, which include elevated brand stores that drive consumer engagement and factory outlet stores which serve as a liquidation channel for us. The DTC channel accounted for 43.7% of our revenue in 2024 and 36.1% of our revenue in 2023.
•Wholesale includes sales of our brands’ products through general sporting goods retailers, specialty stores, independently-operated partner stores, distributors, retailer-owned and third-party e-commerce websites as well as revenue from certain licensing arrangements. The wholesale channel accounted for 56.3% of our revenue in 2024 and 63.9% of our revenue in 2023.

Our Segments
We operate our business through the following three reportable business segments, which reflect how we cluster our brands on the basis of similar consumer, product, marketing and operating factors:
•Technical Apparel. Technical Apparel includes outdoor apparel, footwear and accessories and consists of our Arc’teryx and Peak Performance brands.
•Outdoor Performance. Outdoor Performance includes outdoor apparel, footwear, accessories and winter sports equipment and consists of our Salomon, Atomic and Armada brands. On May 1, 2024, the Company sold ENVE, which was part of the Outdoor Performance segment. The ENVE business represented less than 1% of the Company’s net revenue and was not considered material to the Company's consolidated results of operations.
•Ball & Racquet Sports. Ball & Racquet Sports includes sports equipment, apparel, footwear and accessories and consists of our Wilson, Louisville Slugger, DeMarini, EvoShield and ATEC brands, all of which we refer to as the Wilson Sporting Goods portfolio.
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
We believe our brands’ core product portfolios provide a base for growth and we are continuously evaluating opportunities to improve those products through innovation. Historically, we have successfully expanded our brands’ product categories by leveraging our innovation capabilities along with our strong brand equity and we intend to continue developing and introducing new products into underpenetrated and growing categories, particularly softgoods, across our brands. Nonetheless, developing new products is a complex, time-consuming process and may require significant capital investment. A new product may not achieve a successful launch or may not generate sufficient consumer interest and market acceptance to become a profitable product in the expected time frame, for the expected cost, or at all. In order to remain competitive within the product markets, distribution channels and geographies we currently compete in, we must continue to invest in innovation and develop, promote and bring to market new high-quality products.
Ability to Execute Our Multi-Channel Strategy
Our brand-direct operating model allows our brands to execute their own curated go-to-market strategy to best align with their consumers’ shopping behavior. Since the Acquisition in 2019, we have evolved our go-to-market strategy to emphasize a closer connection with our consumers through various distribution channels. We have experienced growth in the DTC channel across both owned retail and e-commerce, driven primarily by our Technical Apparel segment, led by the Arc’teryx brand, as well as our Outdoor Performance segment to a lesser extent. In 2024, we have increased our net store count by approximately 50% to over 500 owned retail stores as of December 31, 2024.

We believe we have the opportunity to significantly increase the number of new stores globally across our brands. Our owned retail stores, particularly Arc’teryx stores, have demonstrated strong productivity levels and our owned retail rollout strategy looks to repeat and improve store productivity in the future. In addition, e-commerce has grown from 16.7% of our revenue in 2023 to 17.6% in 2024, and we believe we have significant runway to expand our digital penetration as we grow our brands’ awareness across geographies. We believe our DTC strategy provides significant benefits including the ability to personalize and control the consumer experience, generate impactful consumer data insights, capture a larger share of the value chain and improve gross margins in certain geographies, and certain brands and channels, highlighted to date by our Arc’teryx retail store rollout. We generally experience higher gross margins in our DTC channel. Effective implementation of our DTC strategy is integral to the continued growth of our business but it also involves continued investment. As we further penetrate the DTC channel, we expect additional capital expenditures to support our ongoing global owned retail store roll-out.
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
Seasonality
We experience some seasonal fluctuations in our revenue and operating results. Historically, we have realized a slightly higher portion of our revenue and earnings in the fourth quarter of the fiscal year, primarily due to higher sales through our DTC channel compared to the rest of the year and a higher share of fall and winter collections in our Technical Apparel and Outdoor Performance segments. For example, we generated 32%, 30%, and 34% of our total revenue in the fourth quarter of fiscal years 2024, 2023 and 2022, respectively. Our Ball & Racquet Sports segment is generally more consistent across fiscal quarters. Working capital requirements typically increase throughout our second and third fiscal quarters as inventory builds to support our peak shipping and selling period which typically occurs from August to December. Cash provided by operating activities is typically highest in our first fiscal quarter due to the significant inflows associated with our peak selling season. We believe our strategy to broaden our assortment within the softgoods categories across all our brands could lead to increasingly balanced revenue and results of operations throughout the fiscal year.
Foreign Currency Exposure
We report our consolidated financial results in U.S. dollars but have significant non-U.S. operations. A large portion of our business is conducted in currencies other than U.S. dollars, in particular the euro, the Canadian dollar and Renminbi (“RMB”), and generally the applicable local currency is our functional currency in that locality. As a result, we face foreign currency exposure on the translation of net income/(loss), assets and liabilities of our operations in numerous jurisdictions into U.S. dollars, including on our outstanding indebtedness denominated in currencies other than U.S. dollars. In fiscal year 2024 and 2023, we generated 72.8% and 69.4%, respectively, of our revenue in currencies other than U.S. dollars, which in fiscal year 2024 included 23.6% in RMB, 18.1% in euros, and 12.8% in Canadian dollars. In the same respective fiscal years, our total purchased and manufactured goods in currencies other than U.S. dollars were 16.2% and 17.4%, which in fiscal year 2024 included 12.8% in euros and 2.0% in RMB. Given the strength of the U.S. dollar against our key foreign currencies, including the euro, the Canadian dollar and RMB, translation into U.S. dollars, for the periods presented results in lower profitability due to foreign currency exposure. In the future, if the U.S. dollar continues to be strong against our local currencies, we will continue to see lower profitability due to foreign currency exposure; however, if the U.S. dollar were to weaken against the euro or RMB, it could result in increased profitability.
Where possible, we manage foreign currency exposure through a variety of methods, including by financing each business units in its functional currency and concentrating cash flows through centralized entities to limit the number of foreign currencies being utilized for purchases. Additionally, we enter into hedging arrangements to limit our exposure to foreign currency fluctuations for a significant portion of our cash flows, in particular with our most commonly used foreign currencies, including euros, Canadian dollars and RMB. Such hedging arrangements may include foreign exchange forward contracts and options as well as cross-currency swaps. The majority of our hedging arrangements are short-term and are usually rolled forward within the standard business cycle. Nonetheless, it is not practical for us to mitigate all of our foreign currency exposure, nor are we able to accurately predict the possible impact of future foreign currency exchange rate fluctuations on our results of operations, due to our constantly changing exposure to various foreign currencies, difficulty in predicting fluctuations in foreign currency exchange rates relative to the U.S. dollar and the significant number of foreign currencies involved. As we continue to expand our global operations, our exposure to foreign currency risk could become more significant.

Macroeconomic Trends
Macroeconomic factors affect consumer spending patterns and thereby our results of operations. These factors include general economic conditions, inflation, consumer confidence, employment rates, business conditions, the availability of credit, interest rates, tax rates, fuel, energy and freight costs. Factors that impact consumer discretionary spending, which remains volatile globally, continue to create a complex and challenging retail environment for us and our retail partners worldwide. By diversifying our supply chain and consumer geographical concentration, we seek to reduce our exposure to impacts on our business from macroeconomic volatility, including as a result of economic downturns in a single region. We intend to continue to evaluate and adjust our operating strategies to help further mitigate any impacts on our results of operations resulting from broader macroeconomic conditions, while remaining focused on the long-term growth of our business.
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
As a result of the conflict between Russia and Ukraine and the sanctions imposed against Russia, the Company put all shipments to Russia on hold on February 26, 2022 and indefinitely suspended all significant commercial activities in Russia by the end of fiscal year 2022, including store, e-commerce channels, and shipments to the Company’s wholesale partners. The Company's sales in Russia were nil, $6.9 million, and $18.7 million for the years ended December 31, 2024, 2023, and 2022, respectively. The total assets of our Russian subsidiary were $11.8 million and $15.1 million as at December 31, 2024 and December 31, 2023, respectively. The Company maintains a leased office space in Russia and a limited number of employees to safeguard the operations of the entity, file statutory financial statements and monitor the local market to secure the Company’s global brand assets.
Comparability of Our Results of Operations
Public Company Costs
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

Key Financial Metrics
The following table summarizes certain key financial measures for the years ended December 31, 2024 and 2023. Management regularly reviews a number of metrics, including the following key financial metrics, to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions. Management believes the non-IFRS financial measures presented below are useful in evaluating our performance, in addition to our financial results prepared in accordance with IFRS. See “Results of Operations” for additional information and for the comparison discussion between the years ended December 31, 2024 and 2023, and "Non-IFRS Financial Measures” for additional information on the non-IFRS financial measures and a reconciliation to the most comparable IFRS financial measures.

	For the year ended December 31,
In millions	2024	2023
Revenue	$5,183.3	$4,400.4
Constant Currency Revenue (1)	$5,222.4	$4,400.4
Net income/(loss) attributable to equity holders of the Company	$72.6	$(208.6)
Net income/(loss) margin	1.4%	(4.7)%
EBITDA (2)	$744.6	$523.3
Adjusted EBITDA (2)	$808.0	$610.7
Adjusted EBITDA Margin (2)	15.6%	13.9%
Adjusted Net income/(loss) attributable to equity holders (2)	$236.3	$(103.3)
Segment Revenue
Technical Apparel	$2,194.3	$1,614.1
Outdoor Performance	$1,835.5	$1,674.2
Ball & Racquet Sports	$1,153.5	$1,112.1
Segment Adjusted Operating Profit
Technical Apparel	$460.4	$314.4
Outdoor Performance	$172.3	$151.3
Ball & Racquet Sports	$23.7	$30.6
Revenues by Geography
Americas	$1,859.0	$1,745.6
EMEA	$1,513.4	$1,457.6
Greater China (3)	$1,298.1	$844.8
Asia Pacific (4)	$512.8	$352.4
__________________________________________________
(1)This is a non-IFRS financial measure. For more information regarding our use of this measure and its usefulness to investors, see “Non-IFRS Financial Measures” below.
(2)This is a non-IFRS financial measure. For more information regarding our use of this measure and its usefulness to investors, as well as a reconciliation to the most comparable IFRS financial measure, see “Non-IFRS Financial Measures” below.
(3)Consists of mainland China, Hong Kong, Macau and Taiwan.
(4)Excludes Greater China.

Constant Currency Revenue
As we are a global company, the comparability of our revenue reported in U.S. dollars is also affected by foreign-currency exchange rate fluctuations because the underlying currencies in which we transact change in value over time compared to the U.S. dollar. These rate fluctuations can have a significant effect on our reported results. As a result, in addition to financial measures prepared in accordance with IFRS, our revenue discussions often contain references to constant currency measures, which are calculated by translating the current period reported amounts using the actual exchange rates in use during the comparative prior period, in place of the exchange rates in use during the current period. For a further discussion of how we utilize, and limitations of, this non-IFRS financial measure, see “Non-IFRS Financial Measures.”
EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin
We define EBITDA as net income/(loss) attributable to equity holders of the Company, plus net income/(loss) attributable to non-controlling interests, income tax expense, foreign currency exchange losses, net & other finance costs, interest expense, loss on debt extinguishment, and depreciation and amortization, less interest income. We define Adjusted EBITDA as EBITDA with adjustments to exclude restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings and certain share-based payments. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue.
EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin may not be comparable to similarly titled metrics of other companies due to differences in methods of calculation. For a reconciliation of EBITDA and Adjusted EBITDA to net income/(loss) attributable to equity holders and a reconciliation of Adjusted EBITDA Margin to net income/(loss) margin and for a further discussion of how we utilize, and limitations of, these non-IFRS measures see “Non-IFRS Financial Measures.”
Adjusted Net Income/(Loss) attributable to equity holders
We define Adjusted Net Income/(Loss) attributable to equity holders as net income/(loss) attributable to equity holders of the Company with adjustments for purchase price adjustments (“PPA”), which includes amortization and depreciation on the fair value adjustments of assets resulting from the Company’s acquisition in 2019, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings, certain share-based payments, loss on debt extinguishment, other adjustments, and related income tax expense.
Adjusted net income/(loss) attributable to equity holders may not be comparable to similarly titled metrics of other companies due to differences in methods of calculation. For a reconciliation of Adjusted net income/(loss) attributable to equity holders to net income/(loss) attributable to equity holders and for a further discussion of how we utilize, and limitations of, this non-IFRS measure see “Non-IFRS Financial Measures.”
Segment Adjusted Operating Profit and Segment Adjusted Operating Profit Margin
We define Segment Adjusted Operating Profit as income/(loss) before tax for the segment plus foreign currency exchange losses, net & other finance costs, interest expense and loss on debt extinguishment, and less interest income with adjustments for PPA, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings, and expenses related to certain share-based payments. Segment Adjusted Operating Profit is a measure of operating performance of our reportable segments and may not be comparable to similar measures reported by other companies. We define Segment Adjusted Operating Profit Margin as Segment Adjusted Operating Profit divided by segment revenue.
Segment Adjusted Operating Profit is a performance metric utilized by the Company’s Chief Operating Decision Maker to allocate resources to and assess performance of the Company’s segments. See Note 3. Segment Reporting, to our audited consolidated financial statements included elsewhere in this Annual Report.

Components of Our Results of Operations
Revenue
Revenue primarily consists of sales of our products, but also includes limited services and license fees. Revenue can fluctuate as a result of changes in volume, price, product and channel mix and foreign currency exchange rates. Revenue is recognized at the point in time when control of the products or services are transferred to the customer in accordance with the terms of delivery. Revenue from the sale of products within the DTC channel is generally recognized upon delivery for e-commerce customers or at the point the customer purchases the goods at our owned retail stores. Revenue within the DTC channel is revenue net of any value added tax, discounts, incentives, rebates or estimated returns. Revenue from the sales of products within the wholesale channel is generally recognized when the goods have been delivered to the wholesale partner’s specified location, when we deliver the goods to the carrier or when the wholesale partner obtains the goods from our warehouses. Following delivery, the wholesale partner has the primary responsibility for onward sales and bears the risks of obsolescence and loss. Revenue within the wholesale channel is revenue net of any discounts, incentives, returns, or rebates. Revenue from services, which primarily comprise freight services to customers of our goods, is recognized at the point in time upon the delivery of the goods when the control has been transferred to the customer. Revenue from license fees is recognized as a component of our wholesale revenue when the applicable counterparty manufactures or sells products bearing our trademarks. License income based on fixed license agreements is recognized evenly throughout the financial year, while license income determined by sales volumes is recognized during the financial year as the licensee generates sales revenue.
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
Gross Profit
Gross profit consists of revenue less cost of goods sold. Cost of goods sold for our owned manufactured goods includes all raw materials, labor and related overhead. Cost of goods sold for sourced goods includes the purchase costs and related overhead. Overhead includes all costs related to manufacturing or sourcing goods, including costs of planning, purchasing, quality control, depreciation and amortization of owned manufacturing facilities and equipment, amortization of intangible assets, employee compensation, inbound and outbound freight, duties, non-refundable taxes and shrink and valuation reserves.
Gross margin measures our gross profit as a percentage of revenue.
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

General and administrative expenses include research and development (“R&D”) expenses, costs incurred in our corporate offices, primarily related to personnel costs, including salaries, variable incentive compensation, benefits, other professional service costs, corporate facilities costs, costs related to accounting and professional fees as well as IT, depreciation, amortization related to software and patents and other rights. We have invested considerably in this area to support the growing volume and complexity of the business and anticipate continuing to do so in the future. In addition, we incurred certain transaction-related costs in connection with our IPO. Additionally, beginning in the fourth quarter of 2024, the Company changed its presentation of foreign exchange gains and losses related to operational transactions in the consolidated statement of income and loss and other comprehensive income and loss, which were previously recorded as selling, general and administrative expenses, and are now recorded as foreign currency exchange losses, net & other finance costs. The impact on prior period financial statements is immaterial.
Impairment Losses
Impairment losses consist of impairments on goodwill and certain trademarks as well as losses on trade receivables.
Other Operating Income
Other operating income consists of government subsidies, insurance compensation for general business losses, gains on the sale of non-current assets as well as other non-recurring income, such as patent settlements.
Interest Income
Interest income consists of interest earned on cash and equivalent balances and other financial income.
Interest Expense
Interest expense consists of interest cost on loans, lease obligations, pensions and derivatives.
Foreign Currency Exchange Losses, Net & Other Finance Costs
Foreign currency exchange losses, net & other finance costs consists of foreign exchange gains and losses and other finance costs.
Loss on Debt Extinguishment
Loss on debt extinguishment consists of losses recognized upon the repayment of debt, specifically the Senior Facilities Agreement and New Term Loan Facilities in 2024.

Income Tax Expense
We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events.

Results of Operations
The following table sets forth our results of operations for the periods presented.

	For the Year Ended December 31,
In millions	2024	2023
Revenue	$5,183.3	$4,400.4
Cost of goods sold	(2,311.5)	(2,092.3)
Gross profit	2,871.8	2,308.1
Selling, general and administrative expenses	(2,430.4)	(2,014.5)
Impairment losses	(1.9)	(2.4)
Other operating income	31.3	11.2
Operating profit	470.8	302.4
Interest income	8.8	6.4
Interest expense	(219.0)	(397.6)
Foreign currency exchange losses, net & other finance costs	(67.6)	(15.8)
Loss on debt extinguishment	(31.8)	—
Net finance cost	(309.6)	(407.0)
Income/(loss) before tax	161.2	(104.6)
Income tax expense	(82.8)	(104.2)
Net income/(loss)	$78.4	$(208.8)
Net income/(loss) attributable to:
Equity holders of the Company	$72.6	$(208.6)
Non-controlling interests	$5.8	$(0.2)
Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023
Revenue
The following table sets forth our revenue disaggregated by channel and geography.

	For the Year Ended December 31,		Change
In millions	2024	2023	$	%
Channel Revenues
Wholesale	$2,916.3	$2,811.3	$105.0	3.7%
DTC	2,267.0	1,589.1	677.9	42.7%
Total	$5,183.3	$4,400.4	$782.9	17.8%
Geographic Revenues
Americas	$1,859.0	$1,745.6	$113.4	6.5%
EMEA	1,513.4	1,457.6	55.8	3.8%
Greater China (1)	1,298.1	844.8	453.3	53.7%
Asia Pacific (2)	512.8	352.4	160.4	45.5%
Total	$5,183.3	$4,400.4	$782.9	17.8%
__________________________________________________
(1)Consists of mainland China, Hong Kong, Macau and Taiwan.
(2)Excludes Greater China.

Revenue increased by $782.9 million, or 17.8%, for 2024, compared to the prior year, primarily driven by an increase in sales volume from the Technical Apparel segment. Channel revenues were driven by DTC, which increased by 42.7% for the year ended December 31, 2024, compared to the prior year. Regional growth was led by Greater China and Asia Pacific, which increased 53.7% and 45.5%, respectively, for the year ended December 31, 2024, compared to the prior year. The Americas and EMEA increased 6.5% and 3.8%, respectively, compared to the prior year.
Revenue on a constant currency basis for 2024 increased 18.7%, compared to the prior year.
Gross Profit

	For the Year Ended December 31,		Change
In millions	2024	2023	$	%
Gross profit	$2,871.8	$2,308.1	$563.7	24.4%
Gross profit increased by 24.4% for the year ended December 31, 2024, compared to the prior year. Gross margin was 55.4% for 2024, compared to 52.5% in the prior year. The increase compared to the prior year was primarily driven by favorable segment revenue mix, due to a higher proportion of Technical Apparel revenues, which have the highest gross margins, lower discounts as compared to the prior year, and a favorable product, geographic and channel mix. This was partially offset by increased inventory reserves and unfavorable fluctuations in foreign currency exchange rates compared to the prior year.
Selling, General and Administrative Expenses

	For the Year Ended December 31,		Change
In millions	2024	2023	$	%
Selling, general and administrative expenses	$(2,430.4)	$(2,014.5)	$(415.9)	20.6%
Selling, general and administrative expenses increased 20.6%, for the year ended December 31, 2024, compared to the prior year. As a percentage of revenues, Selling, general, and administrative expenses increased to 46.9%, for the year ended December 31, 2024, compared to 45.8% in the prior year.
These increases were due to higher selling and marketing costs of $328.2 million and higher administrative and other expenses of $87.7 million for the year ended December 31, 2024. The increase in selling and marketing expenses was primarily due to DTC investments and investments in Greater China and Asia Pacific, including higher retail personnel costs, advertising and promotion expenses, and store rent expense related to new store openings. In e-commerce, there was an increase in online and offline marketing expenses and additional operating costs of e-commerce systems. Administrative and other expenses increased for the year ended December 31, 2024, primarily due to higher personnel costs as a result of increased headcount and consulting fees.
Other Operating Income

	For the Year Ended December 31,		Change
In millions	2024	2023	$	%
Other operating income	$31.3	$11.2	$20.1	179.5%
Other operating income increased $20.1 million for the year ended December 31, 2024, compared to the prior year, which was primarily driven by a $19.7 million increase in government subsidies in the current period.

Interest Expense

	For the Year Ended December 31,		Change
In millions	2024	2023	$	%
Interest expense	$(219.0)	$(397.6)	$178.6	(44.9)%
Interest expense decreased by 44.9%, for the year ended December 31, 2024, compared to the prior year. This was primarily driven by lower outstanding debt during 2024 as a result of the repayment of the Senior Facilities Agreement on February 16, 2024, and the equitization and repayment of our borrowings with related parties in connection with our IPO. This was partially offset by an increase in interest expense of $11.0 million related to interest rate swaps that were settled upon the repayment of the New Term Loan Facilities.
Foreign Currency Exchange Losses, Net & Other Finance Costs

	For the Year Ended December 31,		Change
In millions	2024	2023	$	%
Foreign currency exchange losses, net & other finance costs	$(67.6)	$(15.8)	$(51.8)	327.8%
Foreign currency exchange losses, net & other finance costs increased by $51.8 million, for the year ended December 31, 2024, compared to the prior year. This was driven by increases in exchange rate losses of $48.9 million, which includes approximately $18.0 million of losses related to contract costs incurred in association with our IPO and $13.0 million of non-cash foreign exchange losses on intercompany transactions. Other finance costs increased by $4.2 million the year ended December 31, 2024, compared to the prior year, primarily due to approximately $2.3 million of transaction costs incurred as a result of the repricing of the New Term Loan Facilities
Loss on Debt Extinguishment

	For the Year Ended December 31,		Change
In millions	2024	2023	$	%
Loss on debt extinguishment	$(31.8)	$—	$(31.8)	NM
Loss on debt extinguishment was $31.8 million, for 2024, compared to nil in the prior year. This increase was due to the repayment of the Senior Facilities Agreement on February 16, 2024, and the repayment of the New Term Loan Facilities on December 19, 2024, which resulted in losses of $14.3 million and $17.5 million, respectively.
Income Tax Expense

	For the Year Ended December 31,		Change
In millions	2024	2023	$	%
Income tax expense	$(82.8)	$(104.2)	$21.4	(20.5)%
Income tax expense was $82.8 million for the year ended December 31, 2024, compared to $104.2 million for the year ended December 31, 2023. The effective tax rate was 51% for 2024, compared to (100)% for 2023. The 51% tax rate for the year ended December 31, 2024, was driven by deferred taxes on net operating losses and non-deductible interest expense which were not recognized and withholding taxes, which was partially offset by a discrete tax benefit of $28.3 million due to the reversal of uncertain tax positions as a result of the closure of tax audits and expiration of statute of limitations. The effective tax rate of (100)% for the year ended December 31, 2023, was primarily due to negative earnings before taxes as a result of non-deductible interest expenses on related party loans, which were subsequently refinanced, while certain other jurisdictions generated high taxable income.

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
The following tables set forth certain financial information for our reportable segments for the periods presented.
Segment Revenue

	For the Year Ended December 31,		Change
In millions	2024	2023	$	%
Technical Apparel	$2,194.3	$1,614.1	$580.2	35.9%
Outdoor Performance	1,835.5	1,674.2	161.3	9.6%
Ball & Racquet Sports	1,153.5	1,112.1	41.4	3.7%
Total	$5,183.3	$4,400.4	$782.9	17.8%
Segment Adjusted Operating Profit (1)

	For the Year Ended December 31,		Change
In millions	2024	2023	$	%
Technical Apparel	$460.4	$314.4	$146.0	46.4%
Outdoor Performance	172.3	151.3	21.0	13.9%
Ball & Racquet Sports	23.7	30.6	(6.9)	(22.6)%
__________________________________________________
(1)Segment Adjusted Operating Profit for all periods presented excludes depreciation and amortization expense associated with PPA in connection with the Acquisition.

The following table summarizes depreciation and amortization expense for the year ended December 31, 2024 and 2023.

	For the Year Ended December 31,		Change
In millions	2024	2023	$	%
Technical Apparel	$126.0	$92.1	$33.9	36.8%
Outdoor Performance	107.5	94.7	12.8	13.5%
Ball & Racquet Sports	34.1	27.7	6.4	23.1%
Total	$267.6	$214.5	$53.1	24.8%

The following table summarizes PPA related depreciation and amortization expense for the year ended December 31, 2024 and 2023.

	For the Year Ended December 31,		Change
In millions	2024	2023	$	%
Technical Apparel	$9.5	$9.4	$0.1	1.1%
Outdoor Performance	32.0	31.9	0.1	0.3%
Ball & Racquet Sports	1.3	1.3	—	—%
Total	$42.8	$42.7	$0.1	0.1%
Technical Apparel
The following table sets forth our channel revenue for our Technical Apparel segment.

	For the Year Ended December 31,		Change
In millions	2024	2023	$	%
Wholesale	$643.1	$528.0	$115.1	21.8%
DTC	1,551.2	1,086.1	465.1	42.8%
Total	$2,194.3	$1,614.1	$580.2	35.9%
The following table sets forth certain operating data for our Technical Apparel segment.

	As of December 31,		Change
	2024	2023	%
Store count (1)
Arc'teryx	176	143	23.1%
Peak Performance	47	44	6.8%
Total	223	187	19.3%
Omni-comp (2)	28.3%	54.7%
__________________________________________________
(1)Reflects the number of Technical Apparel owned retail stores open at the end of the fiscal year. Management reviews the number of new and closed stores to assess revenue growth and drivers of trends in revenue.
(2)Omni-comp reflects revenue growth on a constant currency basis from owned retail stores that have been open for at least 13 full fiscal months and from owned e-commerce websites. Remodeled stores are excluded from the comparable sales growth calculation for 13 months if a store: (i) changes its square footage by more than 20% or (ii) is closed for more than 60 days for the refit. Stores closed 60 days or less are excluded from the comparable sales growth calculation only for the months they are closed.

Technical Apparel revenue for the year ended December 31, 2024, increased by 35.9% compared to the year ended December 31, 2023. The increase was primarily driven by Arc'teryx growth within the DTC channel. DTC revenues increased by 42.8% for the year ended December 31, 2024, compared to prior year. The increase was driven by volume growth in our existing owned retail stores and e-commerce platforms, and an expanded owned retail store network with a net increase of 36 owned retail stores. Revenues from our wholesale channel increased 21.8% for the year ended December 31, 2024, compared to the year ended December 31, 2023, driven by an increase in volumes as compared to the prior year. All regions increased for the year ended December 31, 2024, led by Asia Pacific, Greater China, the Americas, and EMEA.

Technical Apparel revenue on a constant currency basis increased 37.8% for the year ended December 31, 2024, compared to 2023.

Segment Adjusted Operating Profit in our Technical Apparel segment increased by 46.4% for the year ended December 31, 2024, compared to prior year. This was primarily driven by revenue growth. Segment adjusted operating profit margin was 21.0% for the year ended December 31, 2024, compared to 19.5% for the year ended December 31, 2023. The increase was driven by higher gross margins as a result of region mix and favorable product costs due to foreign currency exchange gains. Additionally, segment adjusted operating profit margin increased due to higher other operating income from government subsidies, which was partially offset by higher selling, general and administrative expenses related to investments in technology, marketing and operations to support continued DTC expansion, including new store openings.

Outdoor Performance
The following table sets forth our channel revenue four our Outdoor Performance segment.

	For the Year Ended December 31,		Change
In millions	2024	2023	$	%
Wholesale	$1,309.8	$1,329.6	$(19.8)	(1.5)%
DTC	525.7	344.6	181.1	52.6%
Total	$1,835.5	$1,674.2	$161.3	9.6%
The following table sets forth certain operating data for our Outdoor Performance segment.

	As of December 31,		Change
	2024	2023	%
Store count (1)
Salomon	227	124	83.1%
Atomic	2	2	—%
Total	229	126	81.7%
Omni-comp (2)	28.3%	31.0%
__________________________________________________
(1)Reflects the number of Outdoor Performance owned retail stores open at the end of the fiscal year. Management reviews the number of new and closed stores to assess revenue growth and drivers of trends in revenue.
(2)Omni-comp reflects revenue growth on a constant currency basis from owned retail stores that have been open for at least 13 full fiscal months and from owned e-commerce websites. Remodeled stores are excluded from the comparable sales growth calculation for 13 months if a store: (i) changes its square footage by more than 20% or (ii) is closed for more than 60 days for the refit. Stores closed 60 days or less are excluded from the comparable sales growth calculation only for the months they are closed.
Outdoor Performance revenue for the year ended December 31, 2024, increased by 9.6% compared to the year ended December 31, 2023. The increase was primarily driven by 24.1% growth in Salomon softgoods revenues, compared to prior year. DTC revenues increased by 52.6% for the year ended December 31, 2024, compared to prior year, due to an expanded owned retail store network with a net increase of 103 owned retail stores and an increase of online traffic to our owned e-commerce websites. Revenues from our wholesale channel decreased 1.5% for the year ended December 31, 2024, compared to prior year. The decrease for the year ended December 31, 2024, compared to prior year is due to lower unit sales for winter sports equipment. By geography, Outdoor Performance revenue increased in Greater China, Asia Pacific, and EMEA, which was offset by a decline in the Americas for the year ended December 31, 2024, compared to the year ended December 31, 2023.
Outdoor Performance revenue on a constant currency basis increased 10.0% for the year ended December 31, 2024, compared to 2023.

Segment Adjusted Operating Profit in our Outdoor Performance segment increased by 13.9% for the year ended December 31, 2024, compared to prior year. This was primarily driven by revenue growth, which was partially offset by an increase in selling, general and administrative expenses. Segment adjusted operating profit margin was 9.4% for the year ended December 31, 2024, compared to 9.0% for the year ended December 31, 2023. The increase was driven by higher gross margins from a favorable region, channel, brand, and product mix, which was partially offset by higher selling, general and administrative expenses as a result of an increase in the mix of DTC sales.

Ball & Racquet Sports
The following table sets forth our channel revenue four our Ball & Racquet Sports segment.

	For the Year Ended December 31		Change
In millions	2024	2023	$	%
Wholesale	$963.4	$952.7	$10.7	1.1%
DTC	190.1	159.4	30.7	19.3%
Total	$1,153.5	$1,112.1	$41.4	3.7%
The following table sets forth certain operating data for our Ball & Racquet Sports segment.

	As of December 31,		Change
	2024	2023	%
Store count (1)
Wilson	53	12	341.7%
Total	53	12	341.7%
Omni-comp (2)	4.7%	18.0%
__________________________________________________
(1)Reflects the number of Ball & Racquet owned retail stores open at the end of the fiscal year. Management reviews the number of new and closed stores to assess revenue growth and drivers of trends in revenue.
(2)Omni-comp reflects revenue growth on a constant currency basis from owned retail stores that have been open for at least 13 full fiscal months and from owned e-commerce websites. Remodeled stores are excluded from the comparable sales growth calculation for 13 months if a store: (i) changes its square footage by more than 20% or (ii) is closed for more than 60 days for the refit. Stores closed 60 days or less are excluded from the comparable sales growth calculation only for the months they are closed.
Ball & Racquet segment revenue for the year ended December 31, 2024, increased by 3.7% compared to the year ended December 31, 2023. The growth was driven by a 19.3% increase in DTC sales and a 1.1% increase in wholesale revenues. The growth was driven by the Wilson softgoods and racquet product categories, which was partially offset by declines in baseball, golf, and inflatable balls.
Ball & Racquet revenue on a constant currency basis increased 4.0% for the year ended December 31, 2024, compared to 2023.
Segment Adjusted Operating Profit in our Ball & Racquet segment decreased by 22.6% for the year ended December 31, 2024, compared to prior year. This was primarily due to increased selling, general and administrative expenses, which was partially offset by revenue growth. Segment adjusted operating profit margin was 2.1% for the year ended December 31, 2024, compared to 2.8% for the year ended December 31, 2023. Segment adjusted operating profit was negatively impacted for the year ended December 31, 2024, by increased selling, general and administrative expenses related to retail investments and higher selling and marketing expenses related to softgoods compared prior year, which was partially offset by gross margin improvements as a result of product mix due to new product launches and lower discounts.

Non-IFRS Financial Measures
Management uses certain non-IFRS financial measures to supplement the financial measures prepared in accordance with IFRS, which include constant currency revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income/(Loss) attributable to equity holders of the Company. We use constant currency revenue information to provide a framework to assess how our business segments performed excluding the effects of foreign currency exchange rate fluctuations. Management believes that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are helpful to investors as they provide useful information to understand our core financial and operating performance from period to period because they exclude certain material items relating to income tax expense, finance cost and depreciation and amortization which are not reflective of our ongoing operations and performance. Management believes Adjusted Net Income/(Loss) attributable to equity holders of the Company enhances an investor’s understanding of our financial and operating performance because it excludes certain material items relating to PPA and impairment losses on goodwill and intangible assets which are not reflective of our ongoing operations and underlying performance. In addition, management believes constant currency revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income/(Loss) attributable to equity holders are measures commonly used by investors to evaluate companies in the apparel, footwear, sports equipment, protective gear and accessories industries, which commonly disclose similar metrics.
However, there are limitations to the use of these non-IFRS financial measures as analytical tools and they should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. Constant currency revenue is limited as a metric to review the Company’s financial results as it does not reflect impacts of foreign currency on revenue. Some of the limitations of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin include: excluding certain tax payments that may reduce cash available to us; not reflecting any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future; not reflecting changes in, or cash requirements for, our working capital needs; and not reflecting the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Some of the limitations of Adjusted Net Income/(Loss) include: excluding the impact of PPA, restructuring expenses, expenses related to transaction activities and expenses related to certain legal proceedings.
The Company updated its definition of Adjusted Net Income in the period ended March 31, 2024, to exclude amortization related to certain PPA in connection with the acquisition and delisting of Amer Sports in 2019 as the adjustment does not reflect our ongoing operations and performance. In the period ended December 31, 2024, the definition was updated to include other adjustments related to non-cash foreign exchange losses on intercompany transactions and non-operational losses related to hedging arrangements, which are non-recurring and are not indicative of our ongoing performance. Prior period amounts have been recast to conform with current period presentation.

The tables below reconcile each of the following non-IFRS financial measures to their respective most directly comparable IFRS measure for the periods presented.
EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

	For the Year Ended December 31,
In millions	2024	2023
Revenue	$5,183.3	$4,400.4
Net income/(loss) attributable to equity holders of the Company	$72.6	$(208.6)
Net income/(loss) attributable to non-controlling interests	5.8	(0.2)
Depreciation and amortization (1)	273.8	220.9
Interest expense (2)	219.0	397.6
Foreign currency exchange losses, net & other finance costs	67.6	15.8
Loss on debt extinguishment	31.8	—
Interest income	(8.8)	(6.4)
Income tax expense	82.8	104.2
EBITDA	744.6	523.3
Restructuring expenses (3)	22.4	2.3
Expenses related to transaction activities (4)	22.1	33.9
Expenses related to certain legal proceedings (5)	3.6	3.3
Share-based payments (6)	15.3	47.9
Adjusted EBITDA	$808.0	$610.7
Net income/(loss) margin	1.4%	(4.7)%
Adjusted EBITDA Margin	15.6%	13.9%
__________________________________________________
(1)Total amortization expense for right-of-use assets capitalized under IFRS 16, Leases was $124.7 million and $87.4 million for the years ended December 31, 2024 and 2023, respectively.
(2)Total interest expense on lease liabilities under IFRS 16, Leases was $22.4 million and $12.2 million for the years ended December 31, 2024 and 2023, respectively.
(3)Includes expenses for restructuring from severance, exit and termination events, and other non-recurring costs from payroll tax audits.
(4)Includes advisory fees in connection with M&A activities and non-recurring costs associated with our IPO and disposal of businesses.
(5)Includes inventory write-offs, legal fees and judgements in connection with non-recurring legal actions, including a certain patent infringement litigation and certain litigation in connection with the divestiture of a business unit. While we face such patent litigation from time to time, the magnitude of costs is rarely significant and the litigation expenses related to a certain recent patent litigation are substantially higher than the expenses related to any other patent litigation in the last 10 years. We view expenses related to these matters as outside our normal course of operations and not representative of our expected and recurring expenses. Legal expenses for other normal, recurring legal proceedings and other legal matters are not included in this adjustment.
(6)Includes expenses for share-based payments and for fixed cash compensation that is contingent upon the vesting of stock options under the 2019 and 2023 ESOP plans. We granted share-based compensation to employees under these equity compensation plans beginning in 2019, but did not incur any expenses related to share-based payments in periods prior to the fourth quarter of fiscal year 2023. No further awards will be granted under the 2019 and 2023 ESOP plans, and thus, the related expenses are not considered indicative of our ongoing performance.

Adjusted Net Income/(Loss)

	For the Year Ended December 31,
In millions	2024	2023
Net income/(loss) attributable to equity holders of the Company	$72.6	$(208.6)
PPA (1)	42.8	42.7
Restructuring expenses (2)	22.4	2.3
Expenses related to transaction activities (3)	53.8	33.9
Expenses related to certain legal proceedings (4)	3.6	3.3
Share-based payments (5)	15.3	47.9
Loss on debt extinguishment	31.8	—
Other adjustments (6)	29.6	—
Income tax expense on adjustments (7)	(35.6)	(24.8)
Adjusted net income/(loss) attributable to equity holders of the Company	$236.3	$(103.3)
__________________________________________________
(1)Adjustment for PPA is related to amortization and depreciation of intangible and tangible assets in connection with the acquisition and delisting of Amer Sports in 2019.

(2)Includes expenses for restructuring from severance, exit and termination events, and other non-recurring costs from payroll tax audits.

(3)Includes advisory fees in connection with M&A activities and non-recurring costs associated with our IPO and disposal of businesses. For the year ended December 31, 2024, expenses for transaction activities includes $18.0 million of foreign currency exchange losses related to contract costs incurred in association with our IPO and approximately $2.3 million of transaction costs incurred as a result of the repricing of the New Term Loan Facilities. These costs are classified as Foreign currency exchange losses, net & other finance costs on the Consolidated Statement of Income and Loss and Other Comprehensive Income and Loss. Additionally, the Company incurred an $11.0 million loss in the fourth quarter of 2024 related to interest rate swaps that were settled upon the repayment of the New Term Loan Facilities, which is classified as Interest expense on the Consolidated Statement of Income and Loss and Other Comprehensive Income and Loss.

(4)Includes inventory write-offs, legal fees and judgements in connection with non-recurring legal actions, including a certain patent infringement litigation and certain litigation in connection with the divestiture of a business unit. While we face such patent litigation from time to time, the magnitude of costs is rarely significant and the litigation expenses related to a certain recent patent litigation are substantially higher than the expenses related to any other patent litigation in the last 10 years. We view expenses related to these matters as outside our normal course of operations and not representative of our expected and recurring expenses. Legal expenses for other normal, recurring legal proceedings and other legal matters are not included in this adjustment.

(5)Includes expenses for share-based payments and for fixed cash compensation that is contingent upon the vesting of stock options under the 2019 and 2023 ESOP plans. We granted share-based compensation to employees under these equity compensation plans beginning in 2019, but did not incur any expenses related to share-based payments in periods prior to the fourth quarter of fiscal year 2023. No further awards will be granted under the 2019 and 2023 ESOP plans, and thus, the related expenses are not considered indicative of our ongoing performance.

(6)Includes non-cash foreign exchange losses on intercompany transactions and non-operational losses related to hedging arrangements, which are non-recurring and are not indicative of our ongoing performance.

(7)Includes income tax expense resulting from each adjustment as follows:

	For the Year Ended December 31,
In millions	2024	2023
PPA	$(10.7)	$(10.7)
Restructuring expenses	(5.7)	(0.5)
Expenses related to transaction activities	(8.3)	(0.8)
Expenses related to certain legal proceedings	(0.9)	(0.8)
Share-based payments	(3.8)	(12.0)
Loss on debt extinguishment	(2.9)	—
Other adjustments	(3.3)	—
Total	$(35.6)	$(24.8)

B. Liquidity and Capital Resources
Our primary need for liquidity is to fund working capital requirements, capital expenditures, debt service, lease obligations and for general corporate purposes. Typically, the highest level of working capital has been reached in the third quarter when inventory and accounts receivable are at a peak during the fall and winter shopping season.
Our future contractual obligations are further discussed in “Contractual Obligations and Commitments” below. Historically, our main sources of liquidity have been cash flows from operating activities, shareholder loans, share issuances and borrowings under our existing credit facilities. See “Indebtedness.”
The Company had $345.4 million and $483.4 million of cash and cash equivalents as of December 31, 2024 and 2023, respectively. The $138.0 million decrease in cash and cash equivalents as of December 31, 2024 as compared to December 31, 2023 was primarily due to higher net cash flows used in financing and investing activities, partially offset by an increase in net cash flows from operating activities.
Management believes the existing cash and cash equivalent balances, cash flow from operations and credit facilities will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our long-term capital requirements may vary materially from those currently planned and will depend on many factors, including the rate of revenue growth, the timing and extent of spending on research and development efforts, new owned retail store openings and other growth initiatives, the expansion of sales and marketing activities, the timing of new products, and overall economic conditions. We are also expecting increased capital expenditures related to the upgrade of our global SAP enterprise resource planning system over the next several years, which we are in the process of implementing across each of our brands, and the expansion of our warehousing facilities. Our capital expenditures for 2024 were approximately $275.4 million, and our capital expenditure budget for 2025 is approximately $300.0 million.
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

Cash Flow Information
The following table sets forth our consolidated cash flow information for the periods presented:

	For the Year Ended December 31,
In millions	2024	2023
Total net cash flows from operating activities	$424.7	$199.0
Net cash flows used in investing activities	$(268.3)	$(154.8)
Net cash flows (used in)/from financing activities	$(266.0)	$35.0
Operating Activities
Total net cash flows from operating activities were $424.7 million for the year ended December 31, 2024, compared to $199.0 million for the year ended December 31, 2023. The increase of $225.7 million was driven by an increase in net income/(loss) of $287.2 million and a favorable net change in operating assets and liabilities of $107.6 million as a result of an increase in accounts payable and other liabilities of $200.4 million due to the timing of payments at the end of the year, which was partially offset by a decrease in cash receipts from accounts receivables of $119.1 million due to the timing of collections. These amounts were further offset by an increase in taxes paid of $82.0 million, a decrease in adjustments for non-cash and other items of $58.3 million, and an increase in net interest paid of $17.9 million.
Investing Activities
Net cash flows used in investing activities were $268.3 million for the year ended December 31, 2024, compared to $154.8 million for the year ended December 31, 2023. The increase of $113.5 million in cash flows used in investing activities was primarily due to increased investments in property, plant and equipment, mainly consisting of the expansion of our owned retail store network, and acquisition of intangible assets related to the implementation of a new SAP ERP system.
Our capital expenditures (which we define herein to refer to the acquisition of property, plant and equipment and the acquisition of intangible assets, as presented in our consolidated statement of cash flows) for the year ended December 31, 2024 and 2023, totaled $275.4 million and $136.3 million, respectively.

Financing Activities
Net cash flows used in financing activities were $266.0 million for the year ended December 31, 2024, compared to cash inflows from financing activities of $35.0 million for the year ended December 31, 2023. The $301.0 million increase in cash used in financing activities was primarily driven by the repayment of $1.8 billion of the old Term Loan Facility under the Senior Facilities Agreement, $1.5 billion repaid on Loans from related parties, $1.2 billion repaid on the New Term Loan Facilities, an increase in net repayments of revolving credit facility borrowings of $393.2 million, a $26.9 million increase in payments of lease liabilities, and a $13.7 million increase of other financing costs. This was partially offset by an increase in net proceeds from share offerings of $2.56 billion and proceeds from non-current borrowings of $2.03 billion.
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
New Senior Secured Credit Facilities
On February 16, 2024, the Company entered into a Credit Agreement (the “Credit Agreement”) with the Company, certain subsidiaries of the Company as borrowers, the financial institutions party thereto as lenders and issuing banks, JPMorgan Chase Bank, N.A. as administrative agent, J.P. Morgan SE, as swingline lender, and Wilmington Trust (London) Limited as collateral agent.
The Credit Agreement provides for a U.S. dollar denominated term loan facility of $500 million with a seven-year term to maturity (the “USD Term Loan Facility”), a Euro denominated term loan facility of €700 million with a seven-year term to maturity (the “EUR Term Loan Facility”, and together with the USD Term Loan Facility, the “New Term Loan Facilities”) and a five-year revolving credit facility of $710 million (the “New Revolving Credit Facility” and together with the New Term Loan Facilities, the “New Senior Secured Credit Facilities”). The USD Term Loan Facility is denominated in U.S. dollars, the EUR Term Loan Facility is denominated in Euros and borrowings under the New Revolving Credit Facility are available in U.S. dollars or Euros.
On September 30, 2024, and on November 19, 2024, the Company prepaid $65.0 million and $84.6 million, respectively, on its USD Term Loan Facility. On December 19, 2024, we repaid all outstanding borrowings under the New Term Loan Facilities. As of December 31, 2024, we had $710 million of borrowings available under the New Revolving Credit Facility.
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
On September 30, 2024, the Company amended the New Senior Secured Credit Facilities to reduce the interest rate margins for borrowings under the USD Term Loan Facility from 3.00% - 3.25% to 2.50% - 2.75% for the SOFR-based rate and from 2.00% - 2.25% to 1.50% - 1.75%, for the U.S. dollar base rate, and interest rate margins for borrowings under the EUR Term Loan Facility from 3.25% - 3.50% to 2.75% - 3.00%. The actual interest rate margin within the foregoing ranges continues to be determined by the Company's senior unsecured non-credit-enhanced long-term debt rating.

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

The mandatory annual principal repayment for the USD Term Loan Facility is 1.00% per annum, payable in quarterly installments, and the first installment in respect of the USD Term Loan Facility was payable on June 30, 2024. The EUR Term Loan Facility is not expected to be subject to scheduled amortization payments. The Company may direct that prepayments be applied to such principal payments in order of maturity.

Amortization
The amortization rate for the USD Term Loan Facility is 1.00% per annum, payable in quarterly installments, and the first installment in respect of the USD Term Loan Facility was payable on June 30, 2024. The EUR Term Loan Facility was not subject to scheduled amortization payments. The Company may direct that prepayments be applied to such amortization payments in order of maturity.
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
The Company is permitted to voluntarily reduce the unutilized portion of the revolving commitment amount and repay outstanding loans under the New Revolving Credit Facility at any time without premium or penalty, other than customary “breakage” costs with respect to SOFR and EURIBOR loans. The Company is permitted to voluntarily repay outstanding loans under the New Term Loan Facilities at any time without premium or penalty; provided that any voluntary prepayment, refinancing or repricing of the New Term Loan Facilities in connection with certain repricing transactions that occur prior to the six-month anniversary of the closing of the New Senior Secured Credit Facilities shall be subject to a prepayment premium of 1.00% of the principal amount of the term loans so prepaid, refinanced or repriced.
Certain Covenants and Events of Default
The Credit Agreement contains a number of covenants that, among other things and subject to certain exceptions, restrict the Company’s and its subsidiaries’ ability to incur additional indebtedness; create liens; enter into agreements and other arrangements that include negative pledge clauses; pay dividends on capital stock or redeem, repurchase or retire capital stock or subordinated indebtedness; make investments, loans, advances and acquisitions; merge, amalgamate or sell assets, including equity interests of subsidiaries; enter into sale and leaseback transactions; engage in transactions with affiliates; and enter into amendments of or waivers under subordinated indebtedness. The Credit Agreement contains certain customary affirmative covenants.

The New Revolving Credit Facility contains financial covenants that: (1) require the Company to maintain a maximum first lien net leverage ratio of not greater than 5.00:1.00 and (2) require the Company to maintain an interest coverage ratio of not less than 2.00:1.00, which shall increase to 2.25:1.00 as of the fiscal quarter ending December 31, 2025 and shall further increase to 2.50:1.00 as of the fiscal quarter ending December 31, 2026. The financial covenants contain a customary term loan facility standstill and customary cure rights.
The Credit Agreement contains certain customary events of default. If an event of default, as specified in the Credit Agreement shall occur and be continuing, the borrowers thereunder may be required to repay all amounts outstanding under the Credit Facilities.
China Facilities
On September 2, 2024, Amer Sports Shanghai Trading Ltd., our wholly owned subsidiary, entered into a CNY 500 million unsecured working capital line of credit with China Merchants Bank Co., Ltd (the “September China Facility”), which bears interest at 3.0%. The line of credit expires in September 2025. As of December 31, 2024, $68.5 million (based on the USD/CNY exchange rate as of December 31, 2024), the full amount of the line of credit under the September China
Facility was outstanding and included in Other Borrowings on the consolidated statement of financial position.

On November 19, 2024, Amer Sports Shanghai Trading Ltd., our wholly owned subsidiary, entered into an additional CNY 500 million unsecured working capital line of credit with Bank of China Limited (the “November China Facility,” and together with the September China Facility, the “China Facilities”), which bears interest at the one-year China Loan Prime Rate less 50 basis points, equivalent to 2.6% at the time of withdrawal on November 22, 2024. The line of credit expires in November 2025. As of December 31, 2024, $68.5 million (based on the USD/CNY exchange rate as of December 31, 2024), the full amount of the line of credit under the November China Facility was outstanding and included in Other Borrowings on the consolidated statement of financial position.
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
The maturity date of the Revolving Facility and Term Loan Facility was September 29, 2025, and March 29, 2026, respectively. On February 16, 2024, we repaid all outstanding borrowings and terminated the Senior Facilities Agreement.
Loans with Related Parties
On March 26, 2019, Amer Sports Holding (Cayman) Limited (“JVCo”) (as lender) entered into an intercompany loan agreement with our wholly-owned subsidiary, Amer Sports Holding (HK) Limited (“Amer Sports HK”) (as borrower), pursuant to which JVCo advanced to Amer Sports HK a loan with an aggregate principal amount outstanding as of December 31, 2023 of EUR 2.489 billion (“JVCo Loan 1” or “Investment Loan”). On February 28, 2022, Amer Sports, Inc. assumed all obligations under JVCo Loan 1 from Amer Sports HK. Pursuant to a capitalization agreement entered into between us and JVCo, EUR 2.3 billion of JVCo Loan 1 was equitized immediately prior to the completion of our IPO and EUR 125.5 million was set off against certain outstanding liabilities of JVCo, and all remaining borrowings under JVCo Loan 1 were repaid in full in connection with our IPO, such that there were no borrowings outstanding as of December 31, 2024.
On March 26, 2019, JVCo (as lender) entered into an intercompany loan agreement with our wholly-owned subsidiary, Amer Sports HK (as borrower), pursuant to which JVCo advanced to Amer Sports HK a loan with an aggregate principal amount outstanding as of December 31, 2023 of EUR 1.3 billion (“JVCo Loan 2”). On February 28, 2022, Amer Sports, Inc. assumed all obligations under JVCo Loan 2 from Amer Sports HK. JVCo Loan 2 was repaid in full in connection with our IPO, such that there were no borrowings outstanding as of December 31, 2024.

On February 28, 2022, the Co-Invest entered into a loan agreement with the Company for a loan in an aggregate principal amount outstanding as of December 31, 2023 of EUR 7.1 million (“Co-Invest Loan 1”). Pursuant to a capitalization agreement entered into between us and the Co-Invest, EUR 6.7 million of Co-Invest Loan 1 was equitized immediately prior to the completion of our IPO and all remaining borrowings under Co-Invest Loan 1 were repaid in full in connection with our IPO, such that there were no borrowings outstanding as of December 31, 2024.

On February 28, 2022, the Co-Invest entered into a loan agreement with the Company for a loan in an aggregate principal amount outstanding as of December 31, 2023 of EUR 3.7 million (“Co-Invest Loan 2”). Co-Invest Loan 2 was repaid in full in connection with our IPO, such that there were no borrowings outstanding as of December 31, 2024.

Collectively, JVCo Loan 2, Co-Invest Loan 1, and Co-Invest Loan 2, are referred to as the Facility A Loan in Note 19. Borrowings to our audited consolidated financial statements, included elsewhere in this Annual Report.

Contractual Obligations and Commitments
The following table summarizes our contractual obligations and commitments, excluding interest, as of December 31, 2024.

In millions	Payments Due by Period
Contractual Obligations and Commitments	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Lease liabilities	$710.7	$123.5	$189.2	$142.3	$255.7
Borrowings	936.5	136.5	—	—	800.0
Accounts payable	549.0	549.0	—	—	—
Other commitments (1)	400.7	82.2	116.0	86.1	116.5
Total	$2,596.9	$891.2	$305.2	$228.4	$1,172.2
__________________________________________________
(1)Other commitments primarily consist of lease contracts for short-term leased assets and for low value assets, commitments related to long-term endorsement contracts with professional and non-professional sports leagues, as well as certain short-term contracts, and contracts with brand ambassadors.
Off-Balance Sheet Arrangements
The Company uses off-balance sheet arrangements including letters of credit and guarantees in connection with certain obligations, including leases. Other than those items disclosed here and elsewhere in this MD&A and our financial statements, we did not have any material off-balance sheet arrangements or commitments as of December 31, 2024.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates.
Foreign Currency Risk
Foreign currency risk primarily relates to the extent that sales, purchases, and borrowings of our foreign operations are denominated in currencies other than the functional currency of the legal entity in which the transaction is recorded by us. Assets and liabilities arising from such transactions are translated into the legal entity’s functional currency using the exchange rate in effect on the balance sheet date. Revenue and expenses are translated using the average exchange rate over the relevant period. Effective February 1, 2024, management determined that Amer Sports, Inc.’s functional currency changed from EUR to USD, which has been accounted for on a prospective basis. For additional information about our change in functional currency, see Note 2. Summary of Material Accounting Policies, to our audited consolidated financial statements included elsewhere in this Annual Report. We present our financial statements in U.S. dollars, and record transactions in foreign currencies at the rate in effect on the transaction date, and assets and liabilities denominated in foreign currencies that are outstanding at the end of a financial period are translated at the closing rate in effect on the applicable balance sheet date.

For the years ended December 31, 2024 and 2023, respectively, we generated 72.8% and 69.4% of our revenue in currencies other than U.S. dollars and 78.1% and 75.4% of our operating expenses were incurred in currencies other than U.S. dollars. In periods where the U.S. dollar strengthens relative to the euro, Canadian dollar, RMB or other foreign currencies in countries where we have operations, there is a negative impact on our operating results upon translation of those foreign operating results into the U.S. dollar. It is estimated that a simultaneous strengthening of 10% in the U.S. dollar against foreign currency exchange rates would increase the fair value of the net monetary assets and liabilities by $77.4 million and $62.8 million, and decreased profit or loss by $30.3 million and $16.2 million, for the years ended December 31, 2024 and 2023, respectively. The potential change noted above is based on a sensitivity analysis performed on our financial position as of December 31, 2024 and December 31, 2023.
Transaction risk arises from foreign currency denominated assets and liabilities. As of December 31, 2024 and 2023, respectively, 22.7% and 33.1% of our assets and 11.4% and 76.2% of our liabilities were subject to foreign currency exposure. It is estimated that a simultaneous strengthening of 10% in the U.S. dollar against foreign currency exchange rates would increase the fair value of the net monetary assets and liabilities by $77.4 million and $62.8 million as of December 31, 2024 and December 31, 2023, respectively. The potential change noted above is based on a sensitivity analysis performed on our financial position as of December 31, 2024 and December 31, 2023.
Where possible, we seek to manage foreign currency exposure through a variety of methods, including by financing each business unit in its functional currency and concentrating cash flows through centralized entities to limit the number of foreign currencies being utilized for purchases. Additionally, we enter into hedging arrangements to limit our exposure to foreign currency fluctuations for a significant portion of our cash flows, in particular with our most commonly used foreign currencies, including euros, Canadian dollars and RMB. Such hedging arrangements may include foreign exchange forward contracts, options, and cross-currency swaps. The majority of our hedging arrangements are short-term and are usually rolled forward within the standard business cycle. Nonetheless, it is not practical for us to mitigate all of our foreign currency exposure, nor are we able to accurately predict the possible impact of future foreign currency exchange rate fluctuations on our results of operations, due to our constantly changing exposure to various foreign currencies, difficulty in predicting fluctuations in foreign currency exchange rates relative to the U.S. dollar and the significant number of foreign currencies involved. We have experienced and we will continue to experience fluctuations in our net income as a result of revaluing our assets and liabilities that are not denominated in the functional currency of the entity that recorded the asset or liability.
Commodity Price Risk
We are exposed to commodity and other price risk, including from rubber, nylon, polyester, steel, aluminum and other materials, which we either purchase directly or in a converted form such as fabric, as well as other inputs, including energy, transportation and logistics services. To manage risks of commodity price changes, management negotiates prices in advance when possible. We have not historically managed commodity price exposures by using derivative instruments.
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
Liquidity Risk
At an operational level, the Company’s liquidity risks revolve around its cyclical need for working capital. Typically, the highest level of working capital has been reached in the third quarter, when short-term debt is tied up in inventories and accounts receivable. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. Under the New Senior Secured Credit Facilities agreement, the Company has a five-year revolving credit facility of $710 million, which is available in U.S. dollars or Euros. No amounts were borrowed on the New Revolving Credit Facility as of December 31, 2024. The New Revolving Credit Facility, the China Facilities, and a bilateral facility with Standard Chartered Bank are intended to assist with Amer Sports’ short-term liquidity needs.

Interest Rate Risk
Our interest expense for our existing borrowings and for any new debt we may incur in the future, including under our New Senior Secured Credit Facilities, could be exposed to changes in interest rates. We engage in hedging arrangements to limit our exposure to interest rate fluctuations. When appropriate, we may engage in hedging activities, interest rate risk is highly sensitive due to many factors, including monetary and tax policies, market and economic factors and other factors beyond our control, and could have a significant negative or positive impact on the future results of our operations. The debt portfolio was entirely at fixed rates as of December 31, 2024, consequently, a 1% increase in interest rates would not impact interest expense for the year ended December 31, 2024.
Credit Risk
We are exposed to potential credit losses in the event of nonperformance by counterparties to our receivables, including our customers. Concentrations of credit risk arising from receivables from customers are limited due to the diversity of our customers and the global nature of our business. The Company has a global customer base, and there are no significant risk concentrations. No single customer accounts for more than 10% of total accounts receivable and the largest 20 customers represent approximately 33% of total accounts receivable as of December 31, 2024. The average payment time for outstanding sales was approximately 40 days as of December 31, 2024. In order to minimize risk, we perform credit evaluations of our customers’ financial conditions, use credit insurances in the majority of the countries in Europe as well as in Japan, and may also obtain collateral or other security as appropriate. Notwithstanding these efforts, current adverse macroeconomic factors across the global economy may increase the difficulty in collecting receivables.
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

D. Trend Information
See “Item 5. Operating and Financial Review and Prospects.”
E. Critical Accounting Policies and Estimates
Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with IFRS Accounting Standards. The preparation of our consolidated financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amounts and related disclosures. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements and, therefore, we consider these to be our critical accounting policies.
Accordingly, we evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions and conditions.

See Note 2. Summary of Material Accounting Policies, to our audited consolidated financial statements included elsewhere in this Annual Report for information about these critical accounting policies, as well as a description of our other significant accounting policies.
Revenue
Revenue comprises sale of products and services through three channels: wholesale, owned retail and e-commerce, and license fees. Revenue is presented net of value added tax, discounts, incentives, rebates earned by customers, and estimated returns. The Company applies the following five step model when determining the timing and amount of revenue recognition:
1.identifying the contracts with customers,
2.identifying the separate performance obligations,
3.determining the transaction price,
4.allocating the transaction price to separate performance obligations, and
5.recognizing revenue when each performance obligation is satisfied.
Revenue is recognized at the point in time when control of the products and services are transferred to the customer in accordance with the terms of delivery at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those products and services in the ordinary course of the Company’s activities.
Revenue recognized from services comprises mainly freight services in the Company’s operating segments. The revenue from the freight services is recognized upon the delivery of the goods when the control has been transferred to the customer.
In the wholesale channel, volume rebates, performance bonuses and payment term discounts are offered to certain major customers . The Company typically applies the expected value method to estimate the variable consideration for the expected future rebates and performance bonuses. Certain contracts provide wholesale customers with a right to return goods within a specified period. The Company recognizes a refund liability as a reduction of revenue and a corresponding right of return asset as reduction of cost of goods sold based on the expected future return rates derived from historical data.
Direct-to-consumer (DTC) is comprised of retail and e-commerce. DTC revenue is recognized when control of the products is transferred to the customer, which occurs upon point of sale for sales in owned retail stores and delivery to the customer for e-commerce. In the e-commerce channel, the products sold online can be returned within 14-30 days of receipt of the products. For expected returns, the Company recognizes a refund liability as a reduction of revenue and a corresponding right of return asset as reduction of cost of goods sold based on the expected future return rates derived from historical data. A contract liability is recognized from the sale of gift cards in retail and e-commerce. The Company expects to be entitled to a breakage amount. It recognizes breakage amount as revenue in proportion to the pattern of rights exercised by customers based on historical data.
The Company provides warranties that promise the customer that the delivered product is as typically specified in the contract and covers general repairs for defects that existed at the time of sale, as required by law. These assurance-type warranties are accounted for under IAS 37, Provisions, Contingent Liabilities and Contingent Assets.
Revenue related to license income is recognized when the licensee manufactures or sells products bearing the Company’s trademarks. License income based on fixed license agreements is recognized evenly throughout the financial year, while license income determined by sales volumes is recognized during the financial year as the licensee generates sales revenue. The non-refundable minimum guarantees related to certain licensing agreements are for functional intellectual properties and the associated guarantee revenue is recognized at the point in time the control of the license is transferred to the customer.

Inventory
Inventory is carried at the lower of cost and net realizable value. The net realizable value requires an estimate of the products’ future selling prices. When assessing the net realizable value of the inventories, the Company considers multiple factors and uses estimates related to fluctuations in inventory levels, aging of inventory, customer behavior and anticipated sales volume, seasonality, expected selling prices and selling costs.

Impairment of Non-Financial Assets
We assess the carrying amounts of our non-financial assets, such as our goodwill and intangible assets with indefinite useful lives, to determine whether there is any indication of impairment at each reporting date. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested at least annually for impairment.
Impairment testing is performed by comparing the recoverable amount of an asset or the cash generating unit (“CGU”), which is the smallest group of assets generating cash inflows largely independent of the cash inflows from other assets or groups of assets, to its carrying amount. The recoverable amount of an asset or a CGU is the higher of its fair value less costs of disposal or value in use. Value in use is calculated using the discounted cash flow method for each CGU. We assessed the carrying value of our non-financial assets for potential impairment as of December 31, 2024.
Impairment is recognized when the carrying value of an asset exceeds its recoverable amount.
Recognized impairment losses are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.
Key assumptions used for impairment assessments include forecasted cash flows of the business, estimated discount rates, and future growth rates. We use internal and external data to forecast the key assumptions. The cash flow projections, for the VIU of all CGUs, were determined based on managements best estimates over a 10-year forecast period.
Share-based Payments
Share-based compensation expense is based on the grant-date fair value estimated in accordance with the provisions of IFRS 2, Share-based Payment. The Company recognizes share-based payment expense, less estimated forfeitures, ratably over the requisite service period when it is probable that the service vesting condition and non-market performance condition, if applicable, will be met.
Options settled in shares only are measured on the grant date using a Monte Carlo simulation model, which requires the input of assumptions, including the expected volatility, which has been based on the historical volatility of the comparable companies’ share price, particularly over the historical period commensurate with the expected life of the options, the dividend yield, interest rates and a correlation coefficient between the shares and the relevant market index. Options settled in cash or shares at the election of certain employees are remeasured to fair value at the end of each reporting period until settlement. There were no stock options granted in 2024.
The fair value of restricted share units (“RSUs”) and performance share units (“PSUs”) is the Company's closing stock price on the grant date.
Forfeitures are estimated based on historical activity, expected employee turnover, and other qualitative factors which are adjusted for changes in estimates and award vesting. Compensation expense for performance-based awards is recorded over the implied requisite service period when achievement of the performance target is deemed probable. All expenses for an award will be recognized by the time it becomes fully vested and are recorded in Selling, general and administrative expenses on the consolidated statement of income and loss and other comprehensive income and loss, with the offsetting credit to equity for equity-settled awards and liabilities for options that are settled in cash or shares at the election of certain employees.
When the terms or conditions of awards granted to employees have been modified, the effect of the modification that increases the total fair value of the share-based payment arrangement or are otherwise beneficial to the employees would be recognized. The incremental fair value granted is the difference between the fair value of the modified awards and that of the original options, both estimated as at the date of the modification. When modification occurs during the vesting period, the incremental fair value granted is included in the measurement of the amount recognized for services received over the period from the modification date until the date when the modified awards vest, in addition to the amount based on the grant date fair value of the original award, which is recognized over the remainder of the original vesting period. When a modification changes the classification of a share-based payment transaction from cash-settled award to equity-settled award, the liability for the cash-settled award is remeasured until the modification date and is reclassified to equity.

Recent Accounting Pronouncements
New accounting guidance that we have recently adopted, as well as accounting guidance that has been recently issued but not yet adopted by us, is included in Note 2. Summary of Material Accounting Policies, to our audited consolidated financial statements included elsewhere in this Annual Report.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table presents information about the executive officers and directors of the Company. Unless otherwise indicated, the current business address for our executive officers and directors is c/o Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Name	Position	Age
Jie (James) Zheng	Chief Executive Officer and Director	56
Andrew E. Page	Chief Financial Officer	55
Wen-Chang (Victor) Chen	Chief Strategy Officer	46
Jutta Karlsson	General Counsel	61
Stuart C. Haselden	Chief Executive Officer of Arc’teryx	55
Joseph Dudy	President and Chief Executive Officer of Wilson	54
Mingwei Bi	Director	52
Shizhong Ding	Director and Chair	54
Bruno Sälzer	Director	67
Catherine (Trina) Spear	Director	41
Frank K. Tang	Director	56
Tak Yan (Dennis) Tao	Director	48
Carrie Teffner	Director	58
Dennis J. (Chip) Wilson	Director	69
Ling Xiong	Director	56
Kin Wah Stephen Yiu	Director	64
Executive Officers
The following is a summary of the business experience of our executive officers.
Jie (James) Zheng has served as our Chief Executive Officer since 2020 and as a member of our board of directors since our IPO. Mr. Zheng has also served as a director of ANTA Sports since 2009. From 2001 to 2008, Mr. Zheng served in various roles at Adidas, a global athletic apparel company, including General Manager of Reebok (China) and Executive Vice President of Sales of Adidas Greater China. Mr. Zheng joined ANTA Sports in 2008, serving as Group President and Executive Director prior to becoming Chief Executive Officer. Mr. Zheng is also the Vice Chair for the World Federation of the Sporting Goods Industry (WFSGI) and was the Co-Chair of WFSGI from 2020 to 2022. Mr. Zheng has a bachelor’s degree in management science from Fudan University in Shanghai. We believe Mr. Zheng’s deep understanding of global retail, technical apparel and sports equipment companies and their market, as well as his leadership in conceptualizing and developing our brands and business, makes him well qualified to serve as a director.
Andrew E. Page has served as our Chief Financial Officer since 2023. From 2021 to 2023, Mr. Page was chief financial officer of Foot Locker, a retail footwear company. From 2019 to 2021, Mr. Page was chief accounting officer of Advance Auto Parts, an automobile parts retail company. From 2011 to 2019, Mr. Page served in multiple roles at Under Armour, an athletic apparel and footwear company, including corporate controller and chief accounting officer. Mr. Page has also served as a director and member of the audit committee of Kontoor Brands since 2022, as well as a member of its talent and compensation committee since 2023. Mr. Page is a Certified Public Accountant and has a bachelor’s degree in business administration in accounting from Eastern Kentucky University, and a master’s degree in business administration in international business from Georgetown University.

Wen-Chang (Victor) Chen has served as our Chief Strategy Officer since 2020. From 2009 to 2020, Mr. Chen was a Partner of the Boston Consulting Group. From 2002 to 2006, Mr. Chen served as a director of Golin, a marketing communication company. Mr. Chen has a bachelor’s degree from National Cheng-Chi University and a master’s degree in business administration from the University of Chicago.
Jutta Karlsson has served as our General Counsel since 2021. From 2014 to 2020, Ms. Karlsson served in several roles at Pöyry PLC and thereafter AFRY Group, a global engineering, design and advisory services company listed in Nasdaq Stockholm, including General Counsel and Head of Legal, Process Industries and Management Consulting. From 2006 to 2014, Ms. Karlsson served as General Counsel at Fiskars Corporation, a global consumer goods company listed in Nasdaq Helsinki. Ms. Karlsson has a Master of Laws degree from the University of Helsinki and a Master of Laws degree (International Business Law) from the Central European University.

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
Board of Directors
The following is a summary of the business experience of our board members.
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
Carrie Teffner has served as a member of our board of directors since our IPO. Ms. Teffner has served on the boards of directors of Personalized Beauty Discovery, Inc. (IPSY) since 2021, International Data Group Inc. since 2021, DXC Technologies since 2022 and Reef Lifestyle LLC since 2024. From 2023 to 2024 Ms. Teffner served as a director of RiteAid Corporation. From February to May 2023, Ms. Teffner was a director of Avaya Holdings Corporation, and from 2018 to 2021, she was a director of GameStop, Inc. From 2019 to 2021, Ms. Teffner was the Interim Executive Chair of the Board of Ascena Retail Group, Inc., a multi-branded women’s apparel and footwear retailer. From 2015 to 2019, she held various positions at the footwear company Crocs, Inc., including Chief Financial Officer and Executive Vice President, Finance and Strategic Projects, and served on their board from June to December 2015. Prior to this, she served as Chief Financial Officer at each of PetSmart, Inc., Weber-Stephen Products, LLC, and The Timberland Company. Ms. Teffner has a bachelor’s degree of science in business administration and a master’s degree in business administration from University of Vermont. We believe Ms. Teffner’s experience in branded consumer good combined with her corporate finance experience make her well qualified to serve as a director.

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
B. Compensation
Compensation of Directors and Executive Officers
Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere. Our executive officers and senior management receive fixed and variable compensation. They also receive benefits in line with market practice in the countries where they are located. The fixed component of their compensation is set on market terms and adjusted annually. The variable component consists of cash bonuses and equity compensation. Cash bonuses are paid to executive officers and members of our senior management based on previously agreed targets for the business.
For the year ended December 31, 2024, the aggregate compensation paid to the members of our board of directors and our executive officers for services in all capacities was $25.3 million, which includes both benefits paid in kind and compensation. For the year ended December 31, 2024, the aggregate number of options granted to members of our board of directors and our executive officers was 7,341,043, with a weighted average exercise price of $9.86 and expiration date of November 27, 2029 for share options granted under the 2019 ESOP and December 31, 2029 for share options granted under the 2023 ESOP; the aggregate number of restricted stock units and performance stock units granted to members of our board of directors and our executive officers was 1,157,387 with a weighted average fair value of $14.22.
Non-Employee Director Compensation Program
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
Equity Compensation
Initial Grant. Upon the completion of our IPO, each of our independent non-employee directors received an equity grant in the form of RSUs with respect to ordinary shares granted under the Omnibus Incentive Plan (as defined below) with a grant date fair market value of $175,000. These initial RSU grants have vested on the one-year anniversary of the completion of our IPO.

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
We also reimburse non-employee directors for expenses properly incurred in connection with the performance of their duties as a director, including, but not limited to, reasonable travel expenses.
Equity Incentive Plans
Set forth below is a description of each of our equity plans that are in place.
2019 ESOP
On November 27, 2019, our board of directors established the Amer Sports, Inc. 2019 Stock Option Plan Rules (as amended from time to time, the “2019 ESOP”). The 2019 ESOP authorized the grant of options in respect of an aggregate maximum of 3% of the Company’s issued and outstanding shares on a fully diluted basis with shares subject to options that were forfeited without being exercised again becoming available pursuant to the 2019 ESOP. No additional options will be granted under the 2019 ESOP following completion of our IPO.
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
Following completion of our IPO, time-vested options and performance-vested options that had vested became exercisable, except that during the period from the date of the final prospectus in connection with our IPO continuing through the date 180 days after the date of the final prospectus, except with the prior written consent of the representatives, options cannot be exercised. Thereafter, options will generally become vested and exercisable subject to the optionholder’s continued service and achievement of any applicable performance conditions, with unvested options forfeited upon a termination of such service. Options that become vested will remain exercisable until November 27, 2029, unless an optionholder ceases to be employed or engaged by the Company or the Amer Group, in which case the optionholder will have three months from the date of termination of employment or engagement to exercise the optionholder’s vested options (or, in the case of an optionholder who terminated employment during the 180-day period after the date of the final prospectus, which ended as of July 30, 2024, three months following the end of such 180-day period).
Our board of directors has discretion to make adjustments to the terms of options granted under the 2019 ESOP to address the requirements of applicable law, including applicable tax laws. Refer to Note 9. Share-Based Payments, to our audited consolidated financial statements included elsewhere in this Annual Report for additional information regarding modifications to the 2019 ESOP made prior to the vesting of the option awards, and in connection with our IPO.
Under the 2019 ESOP, options will be subject to any clawback or recoupment policies necessary to comply with Section 10D of the Exchange Act and any rules promulgated thereunder and any other regulatory regimes.
As of December 31, 2024, a total of 9,537,859 options to purchase ordinary shares are outstanding pursuant to the 2019 ESOP.

2023 ESOP
On January 20, 2023, our board of directors established the Amer Sports, Inc. 2023 Stock Option Plan Rules (as amended from time to time, the “2023 ESOP”). The 2023 ESOP authorizes the grant of options in respect of an aggregate maximum of 1.2% of the Company’s issued and outstanding shares on a fully diluted basis, with shares subject to options that were forfeited without being exercised again becoming available pursuant to the 2023 ESOP. No additional options will be granted under the 2023 ESOP following completion of our IPO.
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
Following completion of our IPO, time-vested options and performance-vested options that had vested became exercisable, except that during the period from the date of the final prospectus in connection with our IPO continuing through the date 180 days after the date of the final prospectus, except with the prior written consent of the representatives, options cannot be exercised. Thereafter, options will generally become vested and exercisable subject to the optionholder’s continued service and achievement of any applicable performance conditions, with unvested options forfeited upon a termination of such service. Options that become vested will remain exercisable until December 31, 2029, unless an optionholder ceases to be employed or engaged by the Company or the Amer Group, in which case the optionholder will have three months from the date of termination of employment or engagement to exercise the optionholder’s vested options (or, in the case of an optionholder who terminated employment during the 180-day period after the date of the final prospectus, which ended July 30, 2024, three months following the end of such 180-day period).
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
Our board of directors has discretion to make adjustments to the terms of options granted under the 2023 ESOP to address the requirements of applicable law, including applicable tax laws. Refer to Note 9. Share-Based Payments, to our audited consolidated financial statements included elsewhere in this Annual Report for additional information regarding modifications to the 2023 ESOP made prior to the vesting of the option awards, and in connection with our IPO.
As of December 31, 2024, a total of 3,169,384 options to purchase ordinary shares are outstanding pursuant to the 2023 ESOP.
Amer Sports, Inc. 2024 Omnibus Incentive Plan
The Amer Sports, Inc. 2024 Omnibus Incentive Plan (the “Omnibus Incentive Plan”) became effective on January 31, 2024. The following summary describes the material terms of the Omnibus Incentive Plan.
Types of Awards. Awards under the Omnibus Incentive Plan include share options (including options intended qualify as incentive share options under Section 422 of the Code, which we refer to as ISOs, and nonqualified share options, which we refer to as NSOs), share appreciation rights (“SARs”), restricted shares, RSUs, performance awards, other cash-based awards and other share-based awards (collectively, the “Awards”).
Plan Administration. The Omnibus Incentive Plan is administered by the compensation committee of our board of directors, unless another committee is designated by our board (the “Committee”).
Eligibility. Employees, non-employee directors or consultants of the Company or any of its subsidiaries are eligible to be selected to participate in the Omnibus Incentive Plan.

Authorized Shares. The maximum number of Shares originally authorized for issuance upon the exercise of incentive share options under the Omnibus Incentive Plan is 39,159,968. As of December 31, 2024, the total number of Shares available for issuance upon the exercise of incentive share options under the Omnibus Incentive Plan is 38,183,110.
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

Under our second amended and restated memorandum and articles of association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or her or suspends payment or compounds with his or her creditors; (ii) becomes of unsound mind or dies; (iii) resigns his or her office by notice in writing to us; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board of directors and the board of directors resolves that his or her office be vacated; (v) is prohibited by law from being a director; or (vi) cease to be or is removed from office pursuant to the laws of the Cayman Islands or any other provisions of the second amended and restated memorandum and articles of association.
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
Corporate Governance Practices
As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance standards required by the NYSE for U.S. companies. Accordingly, we may choose to follow the corporate governance rules of the Cayman Islands in lieu of certain of the corporate governance requirements of the NYSE. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE in respect of the following:
•the requirement of the NYSE listing rules that the compensation committee and the nominating and governance committee of the board of directors be composed entirely of independent directors
•the requirement of the NYSE listing rules that a listed issuer obtain shareholder approval when it establishes or materially amends a stock option or purchase plan or other arrangement pursuant to which stock may be acquired by officers, directors, employees or consultants;
•the requirement of the NYSE listing rules that a listed issuer obtain shareholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common stock) that equal 20% or more of the issuer’s outstanding common stock or voting power prior to such issuance or sale; and
•the requirement of the NYSE listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.
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
The foreign private issuer exemption does not modify the independence requirements for the audit committee, and we continue to comply with the requirements of the Sarbanes-Oxley Act and the NYSE rules, which require that our audit committee be composed of at least three directors, all of whom are independent.
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
D. Employees
As of December 31, 2024, we employed more than 13,400 people across approximately 438 locations and in 42 countries across our three segments. Of our employees,approximately 4,800 full-time employees were based in the Americas, approximately 4,700 full-time employees were based in EMEA, approximately 1,100 full-time employees were based in Greater China and approximately 750 full-time employees were based either in Asia Pacific or in other locations. The brands are supported by corporate functions, with approximately 200 employees dedicated at the headquarter level. In peak seasons, our supply chain operations employ approximately 3,400 employees, including approximately 340 contract workers.
We are subject to, and comply with, local labor law requirements in the Americas, EMEA, Greater China, and Asia Pacific. Approximately 3,000 of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our employee relations to be good and we have not experienced any work stoppages.
E. Share Ownership
The information set forth under “Item 6. Directors, Senior Management and Employees—B. Compensation” and “Item 7. Major Shareholders and Related Party Transactions” is incorporated by reference.
F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table presents information relating to the beneficial ownership of our ordinary shares as of February 1, 2025 by:
•each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;
•each of our executive officers and directors and persons nominated to serve in such positions; and
•all executive officers and directors and persons nominated to serve in such positions as a group.

The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any such ordinary shares that the individual has the right to acquire within 60 days of February 1, 2024 through the exercise of any option or other right. Ordinary shares that a person has the right to acquire within 60 days of February 1, 2024 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person based on information provided to us by such person.
None of our major shareholders have voting rights that are different from those of any other shareholder. Unless otherwise indicated below, the business address for each beneficial owner is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.
As of February 1, 2025, we estimate that we had three holders of record of our ordinary shares in the United States, representing approximately 24% of our outstanding ordinary shares. Since some of the shares are held by nominees, the number of shareholders may not be representative of the number of beneficial owners.

Shares Beneficially Owned
Shareholder	Ordinary Shares	%
5% or Greater Shareholders:
ANTA Sports Products Limited (1)	232,328,780	42.5
FountainVest Partners (2)	69,099,348	12.6
Anamered Investments Inc. (3)	104,017,032	18.8
Tencent Holdings Limited (4)	31,588,292	5.7
Executive Officers and Directors:
Jie (James) Zheng	*	*
Andrew E. Page	*	*
Wen-Chang (Victor) Chen	*	*
Jutta Karlsson	*	*
Stuart C. Haselden	*	*
Joseph Dudy	*	*
Mingwei Bi	—	—
Shizhong Ding	*	*
Bruno Sälzer	*	*
Catherine (Trina) Spear	*	*
Frank K. Tang	—	—
Tak Yan (Dennis) Tao	—	—
Carrie Teffner	*	*
Dennis J. (Chip) Wilson (3)	104,017,032	18.8
Ling Xiong	—	—
Kin Wah Stephen Yiu	*	*
All directors and executive officers as a group (16 persons)	113,042,686	20.3
____________________________________________
*Represents beneficial ownership of less than 1%.

(1)The information in the table above is based solely on information contained in this shareholder’s Schedule 13D under the Exchange Act filed by such shareholder with the SEC on December 10, 2024. ANTA Sports Products Limited is the record holder of 232,328,780 ordinary shares, which consist of (i) 218,915,443 ordinary shares held by ANLLIAN Sports Products Limited and (ii) 13,413,337 ordinary shares held by ANLLIAN HOLDCO (BVI) LIMITED, each a limited liability company incorporated in the British Virgin Islands. ANLLIAN Sports Products Limited is wholly owned by ANTA Sports Products Limited, a limited liability company incorporated in the Cayman Islands, while ANLLIAN HOLDCO (BVI) LIMITED is controlled by ANLLIAN Holdings Limited, a limited liability company incorporated in the British Virgin Islands, which in turn is wholly-owned by ANTA Sports Products Limited. ANTA Sports Products Limited is a company listed on the Hong Kong Stock Exchange. The registered address of ANTA Sports Products Limited is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.
(2)The information in the table above is based solely on information contained in this shareholder’s Schedule 13D under the Exchange Act filed by such shareholder with the SEC on December 20, 2024. FountainVest Partners is the record holder of 69,099,348 ordinary shares, which consist of (i) 61,407,041 ordinary shares held by Baseball Investment Limited and (ii) 7,692,307 ordinary shares held by Baseball Investment II Limited. Baseball Investment Limited is a company incorporated in the Cayman Islands. Baseball Investment II Limited is a company incorporated in the British Virgin Islands. Baseball Investment Limited is wholly-owned by FV Mascot TopCo Partners, L.P., which is controlled and managed by FV Mascot Partners GP Ltd. FV Mascot Partners GP Ltd. is controlled by its sole shareholder, FountainVest China Capital Partners GP3 Ltd. Baseball Investment II Limited is wholly-owned by Baseball Topco Investment Ltd., which in turn is wholly-owned by FountainVest China Capital Partners Fund III, L.P., FountainVest China Capital Parallel Fund III, L.P. and FountainVest China Capital Parallel-A Fund III, L.P. (collectively, the “FountainVest Funds”). Each of the FountainVest Funds is controlled and managed by its general partner FountainVest China Capital Partners GP3 Ltd. The registered address of FountainVest China Capital Partners GP3 Ltd. is the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands.
(3)The information in the table above is based solely on information contained in this shareholder’s Schedule 13D under the Exchange Act filed by such shareholder with the SEC on December 12, 2024. Anamered Investments Inc. is the record holder of 104,017,032 ordinary shares, which consist of (i) 79,093,956 ordinary shares held by JVCo and (ii) 24,923,076 ordinary shares held by IVIVA Holdings Ltd. JVCo is wholly owned by Anamered Investments Inc., a company that exists under the laws of the British Virgin Islands with its principal place of business in British Columbia, Canada. IVIVA Holdings Ltd. is wholly-owned by LIPO Investments (USA) Inc., a British Columbia corporation. Anamered Investments Inc. is wholly owned, and LIPO Investments (USA) Inc. is directly and indirectly owned, by Five Boys Investments ULC, which is in turn wholly owned by Wilson Freeze Trust 2019. The trustee for Wilson Freeze Trust 2019 is Low Tide Properties Trustee Ltd, which is wholly owned by Dennis J. Wilson and he exercises sole voting and investment power with respect to all ordinary shares beneficially owned by that entity. The registered address of Anamered Investments Inc. is 600-21 Water Street, Vancouver, BC V6B 1A1.
(4)Tencent Holdings Limited is the record holder of 31,588,292 ordinary shares, which consist of (i) 21,588,293 ordinary shares held by Mount Jiuhua Investment Limited, (ii) 3,846,153 ordinary shares held by Bright Adventure Holding Limited and (iii) 6,153,846 ordinary shares held by Huang River Investment Limited. Mount Jiuhua Investment Limited and Huang River Investment Limited are limited liability companies incorporated in the British Virgin Islands. Bright Adventure Holding Limited is a limited liability company incorporated in the Cayman Islands. Mount Jiuhua Investment Limited and Huang River Investment Limited are wholly-owned by Tencent Holdings Limited, and Bright Adventure Holding Limited is controlled by Tencent Holdings Limited. Tencent Holdings Limited is a company listed on the Hong Kong Stock Exchange. The principal place of business of Tencent Holdings Limited is 29/F, Three Pacific Place No. 1, Queen’s Road East, Wanchai, Hong Kong.
B. Related Party Transactions
The following is a description of certain related party transactions we have entered into since January 1, 2024 with any of our executive officers, directors or their affiliates and holders of more than 5% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements which are described under “Item 6. Directors, Senior Management and Employees—B. Compensation—Compensation of Directors and Executive Officers” and “Equity Incentive Plans” included as part of this Annual Report.

Transactions with ANTA Sports
We have certain arrangements with ANTA Sports for the procurement and sourcing of products, sharing of certain middle to back-office services, retail platform related transactions and licensing.
For the year ended December 31, 2024, the Company entered into:
(i) purchase transactions from ANTA Sports of $31.4 million for (a) procurement and sourcing of products (including apparel, footwear, accessories and sample materials) and (b) back-office shared services in China, including information technology services, intellectual property protection and enforcement support, logistics, and administrative services, and office and store leasing arrangement;
(ii) sales transaction to ANTA Sports for procurement and sourcing of products (including apparel, footwear, accessories and sample materials) of an aggregate of $30.8 million.
On February 5, 2024, we entered into a master business services agreement (“BSA”) with ANTA Sports, as further described below, that provides a framework for our ongoing relationship with ANTA Sports.
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
Master Business Services Agreement
On February 5, 2024, we entered into a BSA with ANTA Sports to govern the provision of certain administrative services as well as certain procurement, licensing and distributorship arrangements, each in a manner and scope generally consistent with the arrangements between the parties prior to our IPO.
Pursuant to the BSA:
•ANTA Sports provides certain information technology support services, including, but not limited to, e-commerce platform operational management services and SAP implementation services, to be provided on a cost basis equal to cost plus an agreed-upon margin;
•we and ANTA Sports each provide certain products (including apparel, footwear, accessories, sample materials and hard goods) to the other, acting as a contracted manufacturer or supplier of such products, at prices consistent with the prices or mechanisms to determine prices for products of the same specifications offered by ANTA Sports or us, as applicable, to independent third-party manufacturers or suppliers, as applicable, in the same or comparable market;
•we provide a license for the use of our brands to ANTA Sports to develop, distribute and market certain crossover products, and such licensing fees will be an agreed-upon percentage of the wholesale price of such crossover products;

•we and ANTA Sports each provide certain back-office support services (including intellectual property protection and enforcement support, logistics and administrative services) to the other on a cost basis equal to cost plus an agreed-upon margin;
•ANTA Sports provides certain distributor services to sell and distribute our products in Africa, Asia and the Middle East at a price equal to the sales price of such products to independent third-party distributors less any distributor’s discount in the applicable region, subject to a cap;
•ANTA Sports is also entitled to certain rebates for each year of any arrangement entered into in accordance with the BSA, where such rebate is determined by the following formula: (Y - X) × Z, where X is equal to an agreed-upon percentage of the recommended retail prices of the products during the fiscal year ended December 31, 2024; Y is equal to the total purchases of the relevant product by ANTA Sports as distributor for the relevant year; and Z is equal to an agreed-upon percentage that is to be determined by us and ANTA Sports based on an arms’ length negotiation. The BSA and the arrangements entered into thereunder will terminate upon the earlier of the first date that (i) ANTA Sports is no longer a related party of the Company and (ii) such transactions are no longer considered related party transactions under our related party transactions policy and under the laws of the Cayman Islands, unless earlier terminated by both parties in writing.
Transaction with Low Tide Properties Ltd.
On March 1, 2023, Peak Performance Canada Inc., our wholly-owned subsidiary, entered into an agreement to rent 1,889 square feet of retail store space in Vancouver, British Columbia at a rate of approximately $20,000 per month from Low Tide Properties Ltd. Chip Wilson, a director appointed to our board of directors, controls Low Tide Properties Ltd. The initial term of the lease commenced on October 1, 2023 and expires on January 31, 2029, with a right to extend for an additional five years.
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
In addition, certain of our existing shareholders and the chair of our board of directors purchased ordinary shares from the underwriters at the IPO price of $13.00 per share and on the same terms as other investors in our IPO. ANLLIAN Sports Products Limited, an entity affiliated with ANTA Sports Products Limited, purchased 16,923,076 ordinary shares, IVIVA Holdings Ltd., an entity affiliated with Anamered Investments Inc., purchased 24,923,076 ordinary shares, Baseball Investment II Limited, an entity affiliated with FountainVest Partners, purchased 7,692,307 ordinary shares, and Bright Adventure Holding Limited and Huang River Investment Limited, each an entity affiliated with Tencent Holdings Limited, purchased an aggregate of 9,999,999 ordinary shares. Zhi Sheng Overseas Holdings Limited, an entity affiliated with Shizhong Ding, purchased 3,800,000 ordinary shares.
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

Policy on Related Person Transactions
Our related person transaction policy provides that any related person transaction must be approved or ratified by our audit committee or board of directors. In determining whether to approve or ratify a transaction with a related person, our audit committee or board of directors will consider all relevant facts and circumstances, including, without limitation, the commercial reasonableness of the terms of the transaction, the benefit and perceived benefit, or lack thereof, to us, the opportunity costs of an alternative transaction, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person.
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

See “C. Markets” Below.

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
As of the date of this annual report, we had issued and outstanding 553,631,196 ordinary shares, par value EUR 0.0300580119630888 per ordinary share.
B. Memorandum and Articles of Association
The following is a description of the material terms of our second amended and restated memorandum and articles of association in effect from February 5, 2024 in connection with the completion of our IPO. The following description may not contain all of the information that is important to you and we therefore refer you to our second amended and restated memorandum and articles of association filed as an exhibit hereto.
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

Voting Rights. Voting at any meeting of shareholders is by way of a poll save that in the case of a physical meeting, the chairman of the meeting may decide that a vote be on a show of hands unless a poll is demanded by:
•at least three shareholders present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative for the time being entitled to vote at the meeting;
•shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; or
•shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative and holding ordinary shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.
An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our second amended and restated memorandum and articles of association, a reduction of our share capital and a voluntary winding up of our company (unless our company is unable to pay its debts in which case such voluntary winding up can be authorized by an ordinary resolution). Our shareholders may, among other things, divide or combine their shares by ordinary resolution.
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

Shareholders’ general meetings may be convened by the chairperson of our board of directors or by a majority of our board of directors. Advance notice of not less than ten clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. No business other than the appointment of a chairman of the meeting shall be transacted at any general meeting unless a quorum is present at the commencement of the business.A quorum required for any general meeting of shareholders consists of shareholders holding ordinary shares which carry in aggregate (or representing by proxy) not less than one-third of all issued and outstanding ordinary shares entitled to vote throughout such general meeting.
The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s memorandum and articles of association. Our second amended and restated memorandum and articles of association provides that upon the requisition of any one or more of our shareholders holding ordinary shares which carry in aggregate not less than one-third of all issued and outstanding ordinary shares entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting within two months after the deposit of such requisition. If within twenty-one days of such deposit, our board fails to proceed to convene such meeting, the requisitionist(s) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of our board to convene such meeting shall be reimbursed by our company.
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
Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:
•the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
•the instrument of transfer is in respect of only one class of ordinary shares;
•the instrument of transfer is properly stamped, if required;
•in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
•a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.
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
Our second amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:
•the designation of the series;
•the number of shares of the series;
•the dividend rights, dividend rates, conversion rights and voting rights; and
•the rights and terms of redemption and liquidation preferences.
Our board of directors may issue preference shares without action by our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.
Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our second amended and restated memorandum and articles of association have provisions that provide our register of shareholders be opened to inspection for such times and on such days as our board of directors shall determine without charge by our shareholders, and to receive our annual audited financial statements.

Anti-Takeover Provisions. Certain provisions of our second amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:
•divide our board of directors into three classes of directors, with the classes to be as equal in number as possible and serving staggered three-year terms;
•limit the ability to remove directors to removal for cause only;
•authorize our board of directors to issue additional shares of any class of shares authorized by our second amended and restated memorandum and articles of association for any purpose without any further vote or action by our shareholders;
•limit the ability of shareholders of less than one-third of all issued and outstanding ordinary shares entitled to vote at a general meeting of shareholders to requisition and convene such a meeting;
•provide that shareholder action can be taken only at an annual or extraordinary general meeting of shareholders and cannot be taken by written consent; and
•prescribe that only the board of directors, and not the shareholders, can change the size of the board or fill vacancies thereon.
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
Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:
•does not have to file an annual return of its shareholders with the Registrar of Companies;
•is not required to open its register of members for inspection;
•does not have to hold an annual general meeting;
•may issue shares with no par value;
•may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•may register as an exempted limited duration company; and
•may register as a segregated portfolio company.
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

DELAWARE CORPORATE LAW	CAYMAN ISLANDS CORPORATE LAW
Mergers and similar arrangements
Under the Delaware General Corporation Law, with certain exceptions, a merger, consolidation, sale, lease or transfer of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. A stockholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such stockholder may receive cash in the amount of the fair value of the shares held by such stockholder (as determined by a court) in lieu of the consideration such stockholder would otherwise receive in the transaction. The Delaware General Corporation Law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of each class of capital stock, without a vote by the stockholders of such subsidiary. Upon any such merger, dissenting stockholders of the subsidiary would have appraisal rights.	The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies.

For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s memorandum and articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

DELAWARE CORPORATE LAW	CAYMAN ISLANDS CORPORATE LAW

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made or a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:
•the statutory provisions as to the required majority vote have been met;
•the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
•the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
•the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.
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

DELAWARE CORPORATE LAW	CAYMAN ISLANDS CORPORATE LAW

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
The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its memorandum and articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.
In principle, we would normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:
•a company acts or proposes to act illegally or ultra vires;
•the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and
•those who control the company are perpetrating a “fraud on the minority.”

DELAWARE CORPORATE LAW	CAYMAN ISLANDS CORPORATE LAW
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
Directors shall be elected or appointed in accordance with our second amended and restated memorandum and articles of association. Under our second amended and restated memorandum and articles of association, our directors are divided into three classes, designated as class I, class II and class III with each class consisting of, as nearly as may be practicable of one- third of the total number of directors constituting our board of directors. Each director shall serve for a term ending on the date of the third annual general meeting next following the annual general meeting at which such director was elected. Upon expiry of the term of office, our shareholders shall elect directors in accordance with the provisions in our second amended and restated memorandum and articles of association by way of plurality of votes. The directors shall have the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the board of directors or as an addition to the existing board of directors subject to the Company’s compliance with the provisions in our second amended and restated memorandum and articles of association relating to the staggered board and rights of certain shareholder(s) to nominate individuals as director(s) as described above, the director nomination procedures required under the rules and regulations of the relevant stock exchange, unless the board of directors resolves to follow any available exceptions or exemptions.

DELAWARE CORPORATE LAW	CAYMAN ISLANDS CORPORATE LAW
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
•a director or officer for any breach of a director’s duty of loyalty to the corporation or its stockholders;
•a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•a director for statutory liability for unlawful payment of dividends or unlawful share purchase or redemption;
•a director or officer for any transaction from which the director derived an improper benefit; or
•an officer in any action by or in right of the corporation.
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
Unless ordered by a court, any foregoing indemnification is subject to a determination that the director or officer has met the applicable standard of conduct:
•by a majority vote of the directors who are not parties to the proceeding, even though less than a quorum;
•by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;
•by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or
•by the stockholders.

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
•the duty of care; and
•the duty of loyalty.
The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to stockholders, all material information reasonably available regarding a significant transaction.
The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its stockholders take precedence over any interest possessed by a director, officer or controlling stockholder and not shared by the stockholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.
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

Shareholder action by written consent
A Delaware corporation may, in its certificate of incorporation, eliminate the right of stockholders to act by written consent.	Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and our second amended and restated memorandum and articles of association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our second amended and restated memorandum and articles of association and may not be taken by written consent of the shareholders without a meeting.

DELAWARE CORPORATE LAW	CAYMAN ISLANDS CORPORATE LAW
Shareholder proposals
A stockholder of a Delaware corporation has the right to put any proposal before the annual meeting of stockholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but stockholders may be precluded from calling special meetings.	The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s memorandum and articles of association. Our second amended and restated memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our Company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. Under our second amended and restated memorandum and articles of association, proposals of business to be considered or voted on by our shareholders at a general meeting may be submitted only (i) by or under the direction of our board of directors or a duly authorized committee thereof or (ii) by any one or more shareholders holding not less than one-third of all votes attached to the total issued and paid up share capital of our company.

Cumulative voting
Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation provides for it.	There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our second amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors
A Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	Under our second amended and restated memorandum and articles of association, subject to certain restrictions as contained therein, directors may only be removed with cause in the manner as specified in our second amended and restated memorandum and articles of association. Under our second amended and restated memorandum and articles of association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) cease to be a director or is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our second amended and restated memorandum and articles of association.

DELAWARE CORPORATE LAW	CAYMAN ISLANDS CORPORATE LAW
Transactions with interested shareholders
The Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in certain business combinations with an “interested stockholder” for three years following the date that such person becomes an interested stockholder. An interested stockholder generally is a person or group who or which owns or owned 15.0% or more of the corporation’s outstanding voting shares within the past three years.	Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors owe duties to ensure that these transactions are entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up
Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by stockholder holding 100.0% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.	Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company resolves by ordinary resolution that it be wound up because it is unable to pay its debts. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of rights of shares
A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.	Under our second amended and restated articles of association, if the share capital is divided into more than one class of shares, the rights attached to any class may only be varied with the the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of governing documents
A Delaware corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	Under Cayman Islands law, our second amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Inspection of books and records
Stockholders of a Delaware corporation, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to obtain copies of list(s) of stockholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our second amended and restated memorandum and articles of association have provisions that provide our register of shareholders be opened to inspection for such times and on such days as our board of directors shall determine without charge by our shareholders, and to receive our annual audited financial statements.

DELAWARE CORPORATE LAW	CAYMAN ISLANDS CORPORATE LAW
Payment of dividends
The board of directors may approve a dividend without stockholder approval. Subject to any restrictions contained in its certificate of incorporation, the board may declare and pay dividends upon the shares of its capital stock either:
•out of its surplus, or
•in case there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.
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
Our second amended and restated memorandum and articles of association authorizes our board of directors to issue additional shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
Our second amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:
•the designation of the series;
•the number of shares of the series;
•the dividend rights, dividend rates, conversion rights and voting rights; and
•the rights and terms of redemption and liquidation preferences.
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
There are no other taxes likely to be material to us or holders levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. A double tax treaty is not currently in force between the United States & Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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
This section applies only to a U.S. Holder that holds ordinary shares as capital assets for U.S. federal income tax purposes. This section does not include a description of the state, local or non-U.S. tax consequences that may be relevant to U.S. Holders, nor does it address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. In addition, it does not set forth all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, rules conforming the timing of income accruals with respect to the ordinary shares to financial statements under Section 451(b) of the Code, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:
•certain financial institutions;
•dealers or traders in securities who use a mark-to-market method of tax accounting;
•persons holding ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the ordinary shares;
•persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•entities classified as partnerships or S corporations for U.S. federal income tax purposes;
•persons who acquire our ordinary shares through the exercise of an option or otherwise as compensation;
•tax-exempt entities, including an “individual retirement account” or “Roth IRA”;
•real estate investment trusts or regulated investment companies;
•persons that own or are deemed to own 10% or more of our shares (by vote or value); or
•persons holding ordinary shares in connection with a trade or business conducted outside of the United States.

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
A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares, and who is:
•a citizen or individual resident of the United States;
•a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ordinary shares in their particular circumstances.
Taxation of Distributions
We do not currently expect to make distributions on our ordinary shares. In the event that we do make distributions of cash or other property, subject to the passive foreign investment company rules described below, distributions paid on ordinary shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of a U.S. Holder’s tax basis in the ordinary shares, and then, to the extent such excess amount exceeds such holder’s tax basis in the ordinary shares, as capital gain. However, we currently do not, and we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, a U.S. Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.
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
Based on our current operations and the composition of our income and assets, we believe we were not a PFIC for our 2024 taxable year. However, the determination of whether we are a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear, and whether we were a PFIC in 2024 is uncertain in several respects. Moreover, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ordinary shares, which may fluctuate substantially over time). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds ordinary shares, we would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a valid deemed sale election under the applicable Treasury regulations with respect to its ordinary shares.
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
Reporting with Respect to Foreign Financial Assets
Certain U.S. Holders who are individuals and certain entities may be required to report information relating to an interest in our ordinary shares by filing an IRS Form 8938 with their U.S. federal income tax return, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain U.S. financial institutions). Failure to file an IRS Form 8938 where required can result in monetary penalties and the extension of the relevant statute of limitations with respect to all or a part of the relevant U.S. tax return. U.S. Holders should consult their tax advisers regarding this reporting requirement.
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
We maintain a corporate website at www.amersports.com. We make available, free of charge, on our website our Annual Reports on Form 20-F, Reports on Form 6-K and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. No information contained on our website is intended to be included as part of, or incorporated by reference into, this Annual Report on Form 20-F.
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

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Use of Proceeds
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures
The term “disclosure controls and procedures” is defined in Rule 13a-15(e) of the Securities Exchange Act of 1934 as “controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms.” Our disclosure controls and procedures are designed to ensure that material information relating to us and our consolidated subsidiaries is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosures.

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the fiscal year covered by this Report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this Annual Report, because of the material weakness in internal control over financial reporting described below.

B. Management’s Annual Report on Internal Controls Over Financial Reporting
Management of Amer Sports is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with international financial reporting standards (IFRS Accounting Standards). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Amer Sports conducted an assessment of the effectiveness of its internal control over financial reporting as of December 31, 2024 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). As of December 31, 2024, we have identified a material weakness in internal controls related to:
i.lack of consistent and proper application of accounting processes and procedures, defined control processes, including defined review and supervision roles in those control processes, and segregation of duties;
ii.insufficient resources with an appropriate level of technical accounting and SEC reporting expertise; and
iii.information technology controls (“ITGCs”) including, segregation of duties, user access, and change management within IT systems that support the Company’s financial reporting process.

As a result of the material weakness described above, management has concluded that, as of December 31, 2024, our internal control over financial reporting was ineffective.

Changes in Internal Controls

Despite the material weakness described above, certain remediation activities occurred (as described below) that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting. Other than as described herein, there were no other changes that materially affected our internal controls over financial reporting during the year ended December 31, 2024.

Remediation Activities

Following identification of the material weakness, and as part of our commitment to strengthen our internal control over financial reporting, we are implementing remedial actions under the oversight of the Audit Committee of our Board of Directors to address our material weakness.

Consistent with Amer Sports’ business transformation, the Company advanced an Internal Control Transformation Program (“ICT Program”) to address its historical material weakness.

This includes development and execution against a 2024 Internal Control Over Financial Reporting roadmap with defined milestones that allowed the Company to measure progress, engage key stakeholders timely throughout the year and foster accountability.

Further, in connection with our ICT Program, Amer Sports focused on:
•Improving its overall control environment,
•Re-designing and implementing control activities across business segments, and
•Enhancing our accounting and financial reporting systems to strengthen our control environment.

Financial Reporting Controls:
•Performed walkthroughs of our significant processes to identify the risks of material misstatement.
•Implemented certain new controls and re-designed and enhanced existing controls to sufficiently mitigate those risks as part of our SOX program efforts to drive accountability and effectiveness.
•Developed a training program addressing internal controls, including educating control owners concerning the principles and requirements of each control across business processes and systems impacting financial reporting.
•Implemented standardized procedures and deployed reconciliation software to automate and streamline account reconciliations to ensure consistency and completeness.

Technical Accounting and SEC Reporting Expertise
•Hired and continue to hire qualified accounting professionals with the appropriate level of experience and training to design, maintain and improve our accounting policies, procedures and controls to prevent and detect material misstatements related to the presentation and disclosures of the consolidated financial statements.

Information Technology General Controls
•Assessed user access across key sensitive access and segregation of duties risks in core ERPs and have begun remediation efforts, including enhancing the user access review process completeness and accuracy procedures.
•Engaged an outside firm to complement internal resources and to support segregation of duties, user access, and change management remediation efforts.

Notwithstanding the existence of the material weakness as described above, we believe that the consolidated financial statements in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows as of the dates, and for the periods presented, in conformity with IFRS Accounting Standards.

C. Attestation Report of the Registered Independent Public Accounting Firm
This Annual Report does not include a report of the Company’s independent registered public accounting firm due to a transition period established by rules and regulations of the SEC for newly public companies.
D. Changes in Internal Control Over Financial Reporting
See “Item 15. Controls and Procedures—B. Management’s Annual Report on Internal Controls Over Financial Reporting” for changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

ITEM 16. RESERVED
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
The board of directors has determined that each of Trina Spear, Carrie Teffner and Stephen Yiu qualifies as an “audit committee financial expert,” as such term is defined in the applicable rules of the SEC. Carrie Teffner serves as the chair of our audit committee. Our board of directors has also determined that each of Trina Spear, Carrie Teffner and Stephen Yiu satisfies the “independence” requirements set forth in Rule 10A-3 of the Exchange Act and NYSE listing standards.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the amount of fees, by type of service category, charged by KPMG AB to us during fiscal 2024 and fiscal 2023.

	For the Year Ended December 31,
In millions	2024	2023
Audit fees (1)	$7.1	$7.9
Audit-related fees (2)	—	0.2
Tax fees (3)	0.4	2.6
All other fees (4)	—	—
Total	$7.5	$10.6
____________________________________________
(1)Audit fees are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. It includes the audit of our financial statements and other services that generally only the independent accountant reasonably can provide, such as comfort letters, statutory audits, interim reviews, consents and assistance with and review of documents filed with the SEC.

(2)Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not reported under the previous category. These services would include, among others: accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statue or regulation and consultation concerning financial accounting and reporting standards.

(3)Tax fees are fees billed for professional services for tax compliance, tax advice and tax planning.

(4)All other fees are fees for non-audit services rendered which were not listed above. There were no other fees for the years ended December 31, 2024, or 2023.

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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
During the year ended December 31, 2024, no purchases of our equity securities were made by or on behalf of Amer Sports, Inc. or any affiliated purchaser.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
On March 3, 2025, the Audit Committee of the Board of Directors of Amer Sports, Inc. (the Company) approved the engagement of KPMG LLP (“KPMG US”), as its principal accountants, subject to KPMG US' standard client acceptance procedures, and the dismissal of KPMG AB (”KPMG Sweden”) upon the completion of their audit of the Company’s consolidated financial statements as of and for the year ended December 31, 2024. This change considered Amer Sports Inc.’s recent listing on the New York Stock Exchange and the continued expansion of finance and reporting roles and responsibilities within the U.S.
During the fiscal years ended December 31, 2024 and 2023, and the subsequent interim period through March 3, 2025, there were no: (1) disagreements with KPMG Sweden on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events, except that KPMG Sweden advised the Company of a material weakness as described within “Item 15. Controls and Procedures” of this 20-F, which existed as of years ended December 31, 2024 and December 31, 2023.
The audit reports of KPMG Sweden on the consolidated financial statements of Amer Sports, Inc. and subsidiaries dated March 18, 2024 and March 7, 2025, respectively did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.
The Company provided KPMG Sweden with a copy of the above disclosure and requested that KPMG Sweden furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made by the Company above. A copy of KPMG Sweden's letter dated March 7, 2025 is attached as Exhibit 16.1 to this Form 20-F.
During the years ended December 31, 2024 and 2023, and the subsequent interim period through March 3, 2025, neither the Company nor anyone on its behalf has consulted with KPMG US with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that KPMG US concluded was an important factor considered by the Company in reaching a decision as to any accounting, audit or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event (as described in Item 16F(a)(1)(iv) or (v), respectively, of the instructions to Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE
As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance standards required by the NYSE for U.S. companies. Accordingly, we may choose to follow the corporate governance rules of the Cayman Islands in lieu of certain of the corporate governance requirements of the NYSE. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE in respect of the following:
•the requirement of the NYSE listing rules that the compensation committee and the nominating and governance committee of the board of directors be composed entirely of independent directors;
•the requirement of the NYSE listing rules that a listed issuer obtain shareholder approval when it establishes or materially amends a stock option or purchase plan or other arrangement pursuant to which stock may be acquired by officers, directors, employees or consultants;
•the requirement of the NYSE listing rules that a listed issuer obtain shareholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common stock) that equal 20% or more of the issuer’s outstanding common stock or voting power prior to such issuance or sale; and
•the requirement of the NYSE listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.
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
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

ITEM 16J. INSIDER TRADING POLICIES
We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities, including by directors and other executive officers that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to us. A copy of our insider trading compliance policy is filed as Exhibit 11.1 to this Annual Report.
During the year ended December 31, 2024, certain of our officers adopted or terminated Rule 10b5-1 trading arrangements as follows:
On December 11, 2024, Andrew E. Page, our Chief Financial Officer, adopted a trading plan that is intended to satisfy the conditions under Rule 10b5-1(c) of the Exchange Act. Mr. Page’s trading plan is for the sale of up to 163,207 ordinary shares that may be issued upon the exercise of options granted under the Company’s equity incentive plans in amounts and prices determined in accordance with a schedule set forth in the plan. The plan terminates on the earlier of the date all ordinary shares under the plan are sold or March 31, 2025.

On December 12, 2024, Jutta Karlsson, our General Counsel, adopted a trading plan that is intended to satisfy the conditions under Rule 10b5-1(c) of the Exchange Act. Ms. Karlsson’s trading plan is for the sale of up to 83,028 ordinary shares that may be issued upon the exercise of options granted under the Company’s equity incentive plans in amounts and prices determined in accordance with a schedule set forth in the plan. The plan terminates on the earlier of the date all shares under the plan are sold or January 3, 2026.
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
In 2024, we did not identify any cybersecurity threats or incidents that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Intellectual Property and Information Technology—A security breach or other disruption to our IT Systems could result in the loss, theft, misuse, unauthorized disclosure, or unauthorized access of wholesale partner, consumer, supplier, or sensitive company information or could disrupt our operations, which could damage our relationships with wholesale partners, consumers, suppliers or employees, expose us to litigation or regulatory proceedings, or harm our reputation, any of which could materially adversely affect our business, financial condition or results of operations” in this Annual Report.
Cybersecurity Governance
Our board of directors holds overall responsibility for risk management oversight, ensuring that management has processes in place designed to identify, evaluate and address cybersecurity risks and mitigate cybersecurity incidents.
Management is tasked with identifying and assessing material cybersecurity risks on an ongoing basis, establishing monitoring processes, implementing mitigation measures, and maintaining cybersecurity programs. Amer Sports has a dedicated Information Security department, led by the Vice President, Cybersecurity Risk Management and Strategy (VP CSRM). The VP CSRM is supported by a team of experienced information systems security professionals and information security managers specializing in network security, application security, data protection, and incident response.
The VP CSRM is responsible for the prevention, detection, mitigation, and remediation of cybersecurity threats and incidents. With over 20 years of experience in information security, the VP CSRM has successfully developed and implemented cybersecurity strategies and programs, significantly improving the Company’s resilience against evolving cyber threats.

The VP CSRM reports to the Chief Information Officer (CIO), who also brings extensive expertise in IT and cybersecurity. Our Information Security department remains committed to staying abreast of evolving cybersecurity threats and best practices through ongoing education and training, ensuring that team members’ skills remain current in a dynamic cybersecurity landscape.

We have a structured process for informing management and the board of directors about cybersecurity threats, prevention strategies, detection mechanisms, mitigation efforts, and remediation actions. This process is designed to align with regulatory requirements, industry best practices, and our risk management framework. The board of directors, through its Risk Committee, is regularly briefed on cybersecurity matters, including updates to our cybersecurity programs and mitigation strategies for the main cybersecurity risks.

Cybersecurity risk is included as a standing agenda item in quarterly committee meetings. Additionally, the VP CSRM reports regularly to the CIO and senior leadership on the cybersecurity posture, key initiatives, outcomes of risk assessments, and ongoing risk mitigation efforts.

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
ITEM 19. EXHIBITS

Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
2.1*	Description of Securities	Form 20-F	001-41943	2.1	March 18, 2024
3.1*	Second Amended and Restated Memorandum and Articles of Association.	Form 20-F	001-41943	3.1	March 18, 2024
8.1**	List of Subsidiaries.
10.1*	Business Cooperation Agreement, dated as of February 5, 2024, between ANTA Sports Products Limited and Amer Sports, Inc.	Form 20-F	001-41943	10.1	March 18, 2024
10.2*†	Board Nomination Agreement, dated as of February 5, 2024, between Amer Sports, Inc. and Anamered Investments Inc.	Form 20-F	001-41943	10.2	March 18, 2024
10.3*	Form of Indemnification Agreement.	Form F-1	333-276370	10.3	January 4, 2024
10.4*†	Registration Rights Agreement.	Form 20-F	001-41943	10.4	March 18, 2024
10.5*†	Master Business Services Agreement, dated as of February 5, 2024, between ANTA Sports Products Limited and Amer Sports, Inc.	Form 20-F	001-41943	10.5	March 18, 2024
10.6*	Amended and Restated Senior Facilities Agreement, dated as of July 17, 2023, by and among Amer Sports Holding 1 Oy, Amer Sports Holding Oy and Amer Sports Canada Inc., the lead arrangers party thereto, J.P. Morgan SE as agent and Wilmington Trust (London) Limited as security agent.	Form F-1	333-276370	10.6	January 4, 2024
10.7*	Amer Sports, Inc. 2019 Stock Option Plan Rules.	Form F-1	333-276370	10.7	January 4, 2024
10.8*	Amer Sports, Inc. 2023 Stock Option Plan Rules.	Form F-1	333-276370	10.8	January 4, 2024
10.9*	Amer Sports, Inc. 2024 Omnibus Incentive Plan.	Form S-8	333-276801	99.1	February 1, 2024
10.10*	Intercompany Loan Agreement (Facility A Proceeds Loan), dated as of March 26, 2019, between Amer Sports Holding (Cayman) Limited as the Lender and Amer Sports Holding (HK) Limited as the Borrower.	Form F-1	333-276370	10.10	January 4, 2024
10.11*	Intercompany Loan Agreement (Investment Proceeds), dated as of March 26, 2019, between Amer Sports Holding (Cayman) Limited as the Lender and Amer Sports Holding (HK) Limited as the Borrower.	Form F-1	333-276370	10.11	January 4, 2024

Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
10.12*	Intercompany Loan Agreement (Facility A Proceeds Loan), dated as of February 28, 2022, between Amer Sports Management Company (Cayman) Limited as the Lender and Amer Sports Management Holding (Cayman) Limited as the Borrower.	Form F-1	333-276370	10.12	January 4, 2024
10.13*	Intercompany Loan Agreement (Investment Proceeds), dated as of February 28, 2022, between Amer Sports Management Company (Cayman) Limited as the Lender and Amer Sports Management Holding (Cayman) Limited as the Borrower.	Form F-1	333-276370	10.13	January 4, 2024
10.14*	Capitalisation Agreement, dated as of February 5, 2024, between Amer Sports, Inc. and Amer Sports Holding (Cayman) Limited.	Form 20-F	001-41943	10.1	March 18, 2024
10.15*	Capitalisation Agreement, dated as of February 5, 2024, between Amer Sports, Inc. and Amer Sports Management Company (Cayman) Limited.	Form 20-F	001-41943	10.2	March 18, 2024
10.16*	Form of Master Distributor Agreement between Amer Sports Malaysia SDN BHD and Avid Sports Singapore Pte. Ltd.	Form F-1	333-276370	10.16	January 4, 2024
10.17*†	Senior Secured Credit Agreement, dated as of February 16, 2024, between Amer Sports, Inc. as Parent Guarantor, Amer Sports Corporation, Amer Sports Company, Amer Sports Canada Inc., Amernet Holding Sverige AB and Amer Sports Holding GmbH as Borrowers, J.P. Morgan Chase Bank, N.A. as Administrative Agent, J.P. Morgan SE as Swingline Lender and Wilmington Trust (London) Limited as Collateral Agent.	Form 20-F	001-41943	10.17	March 18, 2024
10.18*†	Indenture, dated as of February 16, 2024, between Amer Sports Company as the Issuer, The Bank of New York Mellon as Trustee and Wilmington Trust (London) Limited as Notes Collateral Agent.	Form 20-F	001-41943	10.18	March 18, 2024
11.1**	Insider Trading Policy
12.1**	Certification of Jie (James) Zheng, Chief Executive Officer of Amer Sports, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2**	Certification of Andrew E. Page, Chief Financial Officer of Amer Sports, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of Chief Executive Officer of Amer Sports, Inc., pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
13.2**	Certification of Chief Financial Officer of Amer Sports, Inc., pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1**	Consent of KPMG AB.
16.1**	Letter from KPMG AB, dated March 7, 2025.
97*	Executive Compensation Recoupment Policy.	Form 20-F	001-41943	97	March 18, 2024
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).
____________________________________________
*Incorporated by reference
**Filed herewith
†Portions of this exhibit (indicated by asterisks) have been omitted as the registrant has determined that (i) the omitted information is not material and (ii) the omitted information is the type that the registrant treats as private or confidential.

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

Amer Sports, Inc.
Dated:	March 7, 2025	By:	/s/ Jie (James) Zheng
Name: Jie (James) Zheng
Title: Chief Executive Officer and Director

By:	/s/ Andrew E. Page
Name: Andrew E. Page
Title: Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements as of December 31, 2024, December 31, 2023, and December 31, 2022 and for the Years Ended December 31, 2024, December 31, 2023, and December 31, 2022 —Amer Sports, Inc.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Amer Sports, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Amer Sports, Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income and loss and other comprehensive income and loss, consolidated statements of cash flows, and consolidated statements of changes in shareholders’ equity (deficit) for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Valuation of goodwill and trademarks for the Winter Sports Equipment and Peak Performance cash generating units

As described in Notes 2 and 8 to the consolidated financial statements, the Company’s cash generating units (CGUs) are tested for impairment when management has identified indications of impairment or at least once a year. An impairment loss is recognized in the consolidated statement of income and loss and other comprehensive income and loss when the carrying amount of the CGU is greater than the recoverable amount. The recoverable amounts of all CGUs were determined by the higher of fair value less cost of disposal and value in use (VIU). VIU has been calculated using the discounted cash flow method for each CGU. The Company recorded goodwill and trademarks of USD 74 million and USD 124.6 million, respectively, for the Winter Sports Equipment CGU as of December 31, 2024. The Company recorded trademarks of USD 132.5 million for the Peak Performance CGU as of December 31, 2024.

We identified the evaluation of the impairment assessment of goodwill and trademarks of the Winter Sports Equipment and Peak Performance CGUs as a critical audit matter. A high degree of subjective auditor judgement was required to evaluate management’s significant assumptions included in the projected discounted operating cash flows used in the determination of the recoverable amount of the Winter Sports Equipment and Peak Performance CGUs, specifically the revenue growth rates and discount rates assumptions. Additionally, the audit effort associated with this estimate required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We performed a sensitivity analysis over the revenue growth rates and discount rates assumptions to assess the impact that changes to the assumptions would have had on the recoverable amount of the Winter Sports Equipment and Peak Performance CGUs. We compared the Company’s historical revenue forecasts for the Winter Sports Equipment and Peak Performance CGUs to actual results to assess management’s ability to accurately forecast. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating:

•the discount rates by comparing them to a range of discount rates independently developed using publicly available market information
•the revenue growth rates by comparing them to a range of growth rates developed using publicly available information of revenue growth rates for comparable companies.

We have served as the Company’s auditor since 2019.

/s/KPMG AB
Stockholm, Sweden
March 7, 2025

AMER SPORTS, INC.
CONSOLIDATED FINANCIAL STATEMENTS
COVERING THE FINANCIAL YEARS 2024, 2023 AND 2022
December 31, 2024

Domicile:	Cayman Islands
Address:	Cricket Square, Hutchins Drive
P.O. Box 2681
Grand Cayman KY1-1111
Cayman Islands
Entity registration number:	358866

CONSOLIDATED STATEMENT OF INCOME AND LOSS AND OTHER COMPREHENSIVE INCOME AND LOSS
Financial Statements

		For the year ended December 31,
In millions (except for earnings/(loss) per share information)	Notes	2024	2023	2022
Continuing operations

Revenue	3; 4	$5,183.3	$4,400.4	$3,571.2
Cost of goods sold		(2,311.5)	(2,092.3)	(1,785.2)
Gross profit		2,871.8	2,308.1	1,786.0
Selling, general and administrative expenses		(2,430.4)	(2,014.5)	(1,545.0)
Impairment losses	8; 16	(1.9)	(2.4)	(201.7)
Other operating income	5	31.3	11.2	11.4
Operating profit		470.8	302.5	50.6

Interest expense		(219.0)	(397.6)	(237.5)
Foreign currency exchange (losses)/gains, net & other finance costs		(67.6)	(15.8)	1.0
Loss on debt extinguishment		(31.8)	—	—
Interest income		8.8	6.4	3.3
Net finance cost	10	(309.6)	(407.0)	(233.2)

Income/(loss) before tax		161.2	(104.6)	(182.6)

Income tax expense	11	(82.8)	(104.2)	(48.3)

Income/(loss) from continuing operations		78.4	(208.8)	(230.9)

Loss from discontinued operations, net of tax	29	—	—	(21.8)

Net income/(loss)		$78.4	$(208.8)	$(252.7)

Net income/(loss) attributable to:
Equity holders of the Company		72.6	(208.6)	(252.7)
Non-controlling interests		5.8	(0.2)	—

Earnings/(Loss) per share	30
Basic earnings/(loss) per share (continuing operations)		$0.15	$(0.54)	$(0.60)
Diluted earnings/(loss) per share (continuing operations)		$0.14	$(0.54)	$(0.60)

Basic earnings/(loss) per share (discontinued operations)		$—	$—	$(0.06)
Diluted earnings/(loss) per share (discontinued operations)		$—	$—	$(0.06)

Total Basic earnings/(loss) per share		$0.15	$(0.54)	$(0.66)
Total Diluted earnings/(loss) per share		$0.14	$(0.54)	$(0.66)

Net income/(loss)		$78.4	$(208.8)	$(252.7)
Other comprehensive income/(loss) (OCI)

Items that will not be reclassified to income or loss
Remeasurement effects of postemployment benefit plans	7	2.3	4.4	14.1
Income tax related to remeasurement effects		(0.4)	(0.8)	(3.0)
Revaluations of other investments through OCI		3.5	—	(10.9)
Items that subsequently may be reclassified to profit or loss
Translation differences		(138.2)	(116.3)	148.1
Cash flow hedges	25	37.8	(9.4)	(11.6)
Income tax related to cash flow hedges	25	(7.7)	1.9	2.3
Tax windfall on share-based payments		17.4	—	—
Other comprehensive (loss)/income, net of tax		(85.3)	(120.2)	139.0

TOTAL COMPREHENSIVE LOSS		$(6.9)	$(329.0)	$(113.7)

Total comprehensive income/(loss) attributable to:
Equity holders of the Company		$(12.7)	$(328.8)	$(113.7)
Non-controlling interests		$5.8	$(0.2)	$—
The notes are an integral part of the consolidated financial information.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Financial Statements

ASSETS

In millions	Notes	December 31, 2024	December 31, 2023
NON-CURRENT ASSETS

Intangible assets	12	$2,590.1	$2,748.7
Goodwill	12	2,127.7	2,270.0
Property, plant and equipment	13	549.5	441.9
Right-of-use assets	22	524.3	317.1
Non-current financial assets	14	16.8	9.2
Defined benefit pension assets	7	11.7	—
Other non-current assets		49.3	73.5
Deferred tax assets	11	67.6	161.7
TOTAL NON-CURRENT ASSETS		5,937.0	6,022.1

CURRENT ASSETS

Inventories	15	1,223.3	1,099.6
Accounts receivable, net	16	607.1	599.8
Prepaid expenses and other assets	17	213.2	162.3
Current tax assets		10.3	6.6
Cash and cash equivalents	14	345.4	483.4
TOTAL CURRENT ASSETS		2,399.3	2,351.7

TOTAL ASSETS		$8,336.3	$8,373.8

The notes are an integral part of the consolidated financial information.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)

SHAREHOLDERS’ EQUITY (DEFICIT) AND LIABILITIES

In millions	Notes	December 31, 2024	December 31, 2023
EQUITY (DEFICIT)

Share capital	18	$18.4	$642.2
Share premium	18	3,189.1	—
Capital reserve	18	2,789.2	227.2
Cash flow hedge reserve	25	19.6	(10.6)
Accumulated deficit and other		(1,017.0)	(1,019.0)
Equity (deficit) attributable to equity holders of the parent company		4,999.3	(160.2)
Non-controlling interests		9.1	3.4
TOTAL EQUITY (DEFICIT)		5,008.4	(156.8)

LIABILITIES

NON-CURRENT LIABILITIES
Non-current borrowings	19	790.8	1,863.4
Non-current borrowings from related parties	19; 26	—	4,077.0
Non-current lease liabilities	27	439.0	250.4
Defined benefit pension liabilities	7	30.0	23.9
Other non-current liabilities		15.5	29.4
Non-current provisions	21	5.9	5.5
Non-current tax liabilities		4.9	32.1
Deferred tax liabilities	11	487.4	675.0
TOTAL NON-CURRENT LIABILITIES		1,773.5	6,956.7

CURRENT LIABILITIES
Other borrowings	19	136.5	90.0
Revolving credit facility	19	—	291.0
Current lease liabilities	22	116.9	89.4
Accounts payable		549.0	426.5
Other current liabilities	20	687.9	567.5
Current provisions	21	33.7	29.9
Current tax liabilities		30.4	79.6
TOTAL CURRENT LIABILITIES		1,554.4	1,573.9

TOTAL LIABILITIES		3,327.9	8,530.6

TOTAL SHAREHOLDERS’ EQUITY (DEFICIT) AND LIABILITIES		$8,336.3	$8,373.8
The notes are an integral part of the consolidated financial information.

CONSOLIDATED STATEMENT OF CASH FLOWS

Financial Statements

		For the year ended December 31,
In millions	Notes	2024	2023	2022
NET CASH FLOW FROM OPERATING ACTIVITIES
Net income/(loss)		$78.4	$(208.8)	$(252.7)
Adjustments for:
Depreciation and amortization	8	273.8	220.9	197.0
Impairment losses on continuing operations		1.9	2.4	201.7
Loss on sale of subsidiaries and discontinued operations		5.6	—	0.7
Share-based payment expense	9	19.5	10.7	—
Other non-cash valuation gains/(losses)		(1.8)	14.7	11.1
Interest income	10	(8.8)	(6.4)	(3.3)
Interest expense	10	219.0	397.6	237.5
Foreign currency exchange losses, net & other finance costs	10	67.6	15.8	(1.6)
Loss on debt extinguishment	10	31.8	—	—
Income tax expense	11	82.8	104.2	48.5

Changes in:
Inventories		(172.4)	(175.1)	(355.2)
Accounts receivables		(35.2)	83.9	(149.1)
Prepaid expenses and other assets		(18.5)	(42.1)	(24.9)
Accounts payables		123.7	(38.7)	115.5
Other liabilities		118.3	80.3	58.8
Cash generated from operating activities		785.7	459.4	84.0

Interest paid		(197.2)	(179.3)	(118.1)
Interest received		6.2	6.9	3.1
Income taxes paid		(170.0)	(88.0)	(60.7)
Total net cash flows from/(used in) operating activities		424.7	199.0	(91.7)

NET CASH FLOW FROM INVESTING ACTIVITIES

Proceeds from disposal of discontinued operations, net of cash disposed	29	—	—	20.3
Proceeds from sale of subsidiary		15.5	—	—
Acquisition of subsidiaries, net of cash		—	(3.5)	—
Acquisition of property, plant and equipment		(229.1)	(123.6)	(77.7)
Acquisition of intangible assets		(46.3)	(12.7)	(32.1)
Proceeds from sale of property, plant and equipment		4.2	0.5	0.2
Acquisition of non-current financial assets		—	—	(19.4)
Acquisition of right-of-use assets		(12.6)	(15.5)	(9.9)
Net cash flows used in investing activities		(268.3)	(154.8)	(118.6)

NET CASH FLOW FROM FINANCING ACTIVITIES

Proceeds from current borrowings from financial institutions		376.9	90.0	35.0
Repayments of current borrowings from financial institutions		(325.7)	(35.0)	(35.0)
Net (repayments of)/proceeds from revolving credit facilities		(278.2)	115.0	172.3
Proceeds from non-current borrowings from financial institutions		2,027.3	—	—
Repayments of non-current borrowings from financial institutions		(3,058.2)	—	—
Proceeds from/(repayments of) long-term borrowings from related parties		(1,460.5)	(65.9)	11.7
Proceeds from share issuances, net of issuance costs		2,561.4	—	—
Payments of debt issuance costs		(10.3)	—	—
Proceeds from exercise of share options		12.1	—	—
Payments of lease liabilities		(102.3)	(75.4)	(73.5)
Net (repayments of)/proceeds from settlement of derivative contracts		(18.2)	—	—
Release of derivative contract collateral		17.0	—	—
Other financing items		(7.3)	6.4	(29.4)
Net cash flows (used in)/from financing activities		(266.0)	35.0	81.1

CHANGE IN CASH AND CASH EQUIVALENTS		(109.6)	79.3	(129.2)

Cash and cash equivalents
Cash and cash equivalents at year end	14	345.4	483.4	402.0
Translation differences		(28.4)	2.1	(36.4)
Cash and cash equivalents at year beginning		483.4	402.0	567.6
CHANGE IN CASH AND CASH EQUIVALENTS		$(109.6)	$79.3	$(129.2)

Supplemental disclosure of cash flow information
NON-CASH FINANCING ACTIVITIES
Equitization of related party loans and interest		$2,562.0	$227.2	$—
NON-CASH INVESTING ACTIVITIES
Capital expenditures in accounts payable		$20.4	$22.3	$(1.0)
The notes are an integral part of the consolidated financial information.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
Financial Statements

	Equity attributable to the equity holders of the parent company
In millions	Share capital	Share Premium	Capital Reserve	Cash flow hedge reserve	Translation differences	Remeasurements	Other reserves	Accumulated deficit	Accumulated deficit and other	Non-controlling interests	Total
Balance at January 1, 2022	$640.4	$—	$—	$6.2	$(38.3)	$25.9	$—	$(596.2)	$(608.6)	$—	$38.0
Other comprehensive income:
Translation differences	—	—	—	—	148.1	—	—	—	148.1	—	148.1
Remeasurement effects of postemployment benefit plans	—	—	—	—	—	14.1	—	—	14.1	—	14.1
Cash flow hedges	—	—	—	(11.6)	—	—	—	—	—	—	(11.6)
Income tax related to OCI	—	—	—	2.3	—	(3.0)	—	—	(3.0)	—	(0.7)
Writedown of other investment through OCI	—	—	—	—	—	—	(10.9)	—	(10.9)	—	(10.9)
Loss for the period	—	—	—	—	—	—	—	(252.7)	(252.7)	—	(252.7)
Total comprehensive (loss)/income, net of tax	—	—	—	(9.3)	148.1	11.1	(10.9)	(252.7)	(104.4)	—	(113.7)
Transactions with owners:
Capital increase	1.8	—	—	—	—	—	—	—	—	—	1.8
Balance at December 31, 2022	$642.2	$—	$—	$(3.1)	$109.8	$37.0	$(10.9)	$(848.9)	$(713.0)	$—	$(73.9)
Other comprehensive income:
Translation differences	—	—	—	—	(116.3)	—	—	—	(116.3)	—	(116.3)
Remeasurement effects of postemployment benefit plans	—	—	—	—	—	4.4	—	—	4.4	—	4.4
Cash flow hedges	—	—	—	(9.4)	—	—	—	—	—	—	(9.4)
Income tax related to OCI	—	—	—	1.9	—	(0.8)	—	—	(0.8)	—	1.1
Loss for the period	—	—	—	—	—	—	—	(208.6)	(208.6)	(0.2)	(208.8)
Total comprehensive (loss)/income, net of tax	—	—	—	(7.5)	(116.3)	3.6	—	(208.6)	(321.3)	(0.2)	(329.0)
Transactions with owners:
Share-based payments	—	—	—	—	—	—	8.2	—	8.2	—	8.2
Capital Contribution	—	—	227.2	—	7.1	—	—	—	7.1	—	234.3
Initial Investment from Non Controlling owners	—	—	—	—	—	—	—	—	—	3.6	3.6
Balance at December 31, 2023	$642.2	$—	$227.2	$(10.6)	$0.6	$40.6	$(2.7)	$(1,057.5)	$(1,019.0)	$3.4	$(156.8)

The notes are an integral part of the consolidated financial information.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (CONTINUED)

Other comprehensive income:
Translation differences	—	—	—	—	(138.2)	—	—	—	(138.2)	—	(138.2)
Remeasurement effects of postemployment benefit plans	—	—	—	—	—	2.3	—	—	2.3	—	2.3
Cash flow hedges	—	—	—	37.8	—	—	—	—	—	—	37.8
Income tax related to OCI	—	—	—	(7.7)	—	(0.4)	—	—	(0.4)	—	(8.1)
Revaluations of other investments through OCI	—	—	—	—	—	—	3.5	—	3.5	—	3.5
Tax windfall on share-based payments	—	—	—	—	—	—	17.4	—	17.4		17.4
Income for the period	—	—	—	—	—	—	—	72.6	72.6	5.8	78.4
Total comprehensive income/(loss), net of tax	—	—	—	30.1	(138.2)	1.9	20.9	72.6	(42.8)	5.8	(6.9)
Transactions with owners:
Share-based payments	—	—	—	—	—	—	44.8	—	44.8	—	44.8
Reclassification and Share Split
Elimination of Class A and B shares	(642.2)	—	—	—	—	—	—	—	—	—	(642.2)
Issuance of ordinary shares before IPO	13.0	629.2	—	—	—	—	—	—	—	—	642.2
Capital increase - IPO	3.9	1,565.8	—	—	—	—	—	—	—	—	1,569.7
IPO related transaction costs	—	(61.6)	—	—	—	—	—	—	—	—	(61.6)
Capital Increase - Follow on offering	1.5	1,077.7	—	—	—	—	—	—	—	—	1,079.2
Follow on offering related transaction costs	—	(34.1)	—	—	—	—	—	—	—	—	(34.1)
Shares issued for exercise/vesting of share based payments	—	12.1	—	—	—	—	—	—	—	—	12.1
Contribution of related party debt to equity	—	—	2,562.0	—	—	—	—	—	—	—	2,562.0
Balance at December 31, 2024	$18.4	$3,189.1	$2,789.2	$19.6	$(137.6)	$42.5	$63.0	$(984.9)	$(1,017.0)	$9.1	$5,008.4
Note 18. Shareholders' Equity/(Deficit) provides additional information on shareholders’ equity and Note 25. Cash flow hedge reserve on the cash flow hedge reserve.
The notes are an integral part of the consolidated financial information.

NOTE 1. THE COMPANY
Background and description of the business
Amer Sports, Inc. (formerly Amer Sports Management Holding (Cayman) Limited) (the “Company”) was founded on January 3, 2020 and is incorporated and domiciled in Grand Cayman, the Cayman Islands. The Company’s registered office is Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands. Hereinafter, the Company and its consolidated subsidiaries are also referred to as the “Group” or “Amer Sports”.
Amer Sports is a global group of sport and outdoor brands, including Arc’teryx, Salomon, Wilson, Atomic and Peak Performance. Amer Sports manufactures, markets and sells sports equipment, apparel, and footwear through wholesale and direct to consumer channels globally and has a sales network in over 30 countries, with North America, Europe, Greater China and Asia Pacific being the main market areas.
Amer Sports Corporation, our wholly-owned subsidiary, was founded in 1950. On April 1, 2019, Amer Sports Corporation was acquired by a consortium consisting of ANTA Sports Products Limited (a sportswear company in China, “ANTA Sports”), FountainVest Partners (a private equity firm in Asia), Anamered Investments Inc. (an investment vehicle owned by Chip Wilson) and Tencent Holdings Limited (a technology company in Asia), each of which initially owned their interests in Amer Sports Holding (HK) Limited, an indirect parent of Amer Sports Corporation following the acquisition, through Amer Sports Holding (Cayman) Limited (the “Acquisition”). Amer Sports Holding (Cayman) Limited was previously the ultimate parent company of the group.
Corporate reorganization
In 2023, in preparation for the initial public offering that took place February 1, 2024 (the “IPO”), the Company undertook a reorganization pursuant to which Amer Sports Holding (Cayman) Limited exchanged its shares of Amer Sports Holding (HK) Limited for new shares of Amer Sports Management Holding (Cayman) Limited, the new holding company parent of Amer Sports Holding (HK) Limited. Amer Sports Holding (HK) Limited is the immediate parent of Amer Sports Holding 3 Oy, the predecessor entity of the Company (the “predecessor entity”). Amer Sports Corporation is a wholly-owned indirect subsidiary of the predecessor entity.
NOTE 2. SUMMARY OF MATERIAL ACCOUNTING POLICIES
Basis of preparation
The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).
The consolidated financial statements are presented in millions of U.S. dollars (“$” or “USD”). Effective February 1, 2024, management determined that Amer Sports, Inc.’s functional currency changed from euro (“EUR”) to USD, which has been accounted for on a prospective basis. The change in functional currency was driven by the capital structure change of Amer Sports, Inc., due to the IPO, debt refinancing, and related transaction expenses incurred, which were primarily denominated in U.S. dollars. Future equity issuances and cash flows of the Company will be in USD.
The presented figures and percentages are subject to rounding adjustments, which may cause discrepancies between the sum of the individual figures and the presented aggregated column and row totals. The figures have been prepared under the historical cost basis except for financial instruments, including derivative financial instruments, which are recorded at fair value in other comprehensive income and through profit or loss and the initial recognition of assets acquired and liabilities assumed in a business combination, which are recorded at fair value, as explained in the accounting policies below. The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of the business.

In the third quarter of 2024, the Company changed its presentation of credit card processing fees in the consolidated statement of income and loss and other comprehensive income and loss, which were previously recorded as contra-revenue and have been reclassified as selling, general and administrative expenses. We believe this presentation better reflects the nature of the costs incurred by the Company. Prior year amounts have been reclassified to conform with current period presentation. The amounts reclassified were immaterial and had no impact on previously reported operating profit or net income/(loss).

In the third quarter of 2024, the Company changed its presentation in the consolidated statement of cash flows to present net cash flows from revolving credit facilities with repayment terms less than three months separately from other short-term borrowings from financial institutions. The Company elected to make this reclassification as they believe it more appropriately reflects the nature of the source and use of the cash flows, and improves comparability to peers. Prior year amounts have been reclassified to conform with current period presentation. The change had no impact on net cash flow from financing activities or any other financial statement information.

Beginning in the fourth quarter of 2024, the Company changed its presentation of foreign exchange gains and losses related to operational transactions in the consolidated statement of income and loss and other comprehensive income and loss, which were previously recorded as selling, general and administrative expenses, and are now recorded as foreign currency exchange losses, net & other finance costs. We believe this presentation better reflects the operating performance of the Company and improves comparability to peers. The impact on prior period financial statements is immaterial.

The preparation of consolidated financial statements requires the use of certain accounting estimates. The areas that require a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed below.

The consolidated financial statements for the Company have been authorized for issue by the Board of Directors on March 3, 2025.

Principles of consolidation
The consolidated financial statements comprise the financial statements of the parent company and include all subsidiaries over which the Company has control. The Company controls an entity where the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Companies acquired have been included in the consolidated financial statements from the date when control was obtained. Similarly, divested subsidiaries are included up to the date when control has been relinquished.
The ownership of the subsidiary shares within the Company are eliminated using the acquisition method. The transferred consideration and all the identifiable assets and liabilities of an acquired company are measured at fair value at the date of acquisition. Goodwill is recognized as the amount by which the total transferred consideration exceeds the fair value of the acquired net assets.
Intercompany transactions, profit distribution as well as intercompany receivables and liabilities between Group companies are eliminated in consolidation.

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

A discontinued operation is a component of the Company’s business that has been disposed of or will be disposed of in accordance with a coordinated plan. It represents a separate major line of business or geographical area of operations. Any gain or loss from disposal, together with the profit or loss of a discontinued operation until the date of disposal, is reported separately from income and expenses of the continuing operations in the consolidated statement of income and loss and other comprehensive income and loss. The prior periods in these statements are presented on a comparative basis. Intercompany income and expenses between continuing and discontinued operations are eliminated.
More details on the assets held for sale and discontinued operations are disclosed in Note 29. Discontinued Operations and Assets and Liabilities Held for Sale.

New and amended standards and interpretations adopted by the Company
The following amended standards became effective for the Company’s fiscal year ended December 31, 2024, but did not have a material impact on the consolidated financial statements of the Company:
•Amendments to IAS 1, Non-current liabilities with Covenants (effective for annual periods beginning on or after January 1, 2024).
•Amendments to IAS 1, Classification of Liabilities as current or non-current (effective for annual periods beginning on or after January 1, 2024).
•Amendments to IFRS 16, Lease liability in a sale and lease back (effective for annual periods beginning on or after January 1, 2024).
•Amendments to IAS 7 and IFRS 7, Supplier Finance Arrangements (effective for annual periods beginning on or after January 1, 2024).

New and amended standards and interpretations issued but not yet effective
The standards and interpretations applicable to the Company that are issued, but not yet effective, up to the date of issuance of the Company’s consolidated financial statements are discussed below. The Company has not early adopted these standards and amendments and intends to adopt them, if applicable, when they become effective. The following standard amendments became effective at the earliest for annual periods beginning on or after January 1, 2025, but are not expected to have a material impact on the consolidated financial statements of the Company:
•Amendments to IAS 21, Lack of Exchangeability (effective for annual periods beginning on or after January 1, 2025).
•Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments (effective for annual periods beginning on or after January 1, 2026).
•Annual Improvements to IFRS Accounting Standards, Volume 11 (effective for annual periods beginning on or after January 1, 2026).

IFRS 18, Presentation and Disclosure in Financial Statements will be effective for periods beginning on or after January 1, 2027. The Company is currently assessing the potential impact of this standard.

Foreign currency transactions and translation
The Company’s consolidated financial statements are presented in USD. The functional currency of each of the Company’s subsidiaries is the currency of the primary economic environment in which each entity operates. The assets and liabilities of subsidiaries whose functional currency is not USD are translated into the functional currency of the Company using the exchange rate at the reporting date. Revenues and expenses are translated at exchange rates prevailing at the transaction date or at an estimated rate sufficiently close to the rate on the transaction date. The resulting foreign exchange translation differences are recorded as translation differences in other comprehensive income.
Beginning in the fourth quarter of 2024, the Company changed its presentation of foreign exchange gains and losses related to operational transactions in the consolidated statement of income and loss and other comprehensive income and loss, which were previously recorded as selling, general and administrative expenses, and are now recorded as foreign currency exchange losses, net & other finance costs. Exchange rate gains and losses on foreign currency-denominated loans and other receivables and liabilities connected with financing transactions are recorded at their net values as foreign currency exchange losses, net & other finance costs.

Foreign currency transactions are translated into the functional currency of each of the Company’s subsidiaries using the exchange rates prevailing at the date of the transactions or valuation when items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the changes at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income and loss as foreign currency exchange losses, net & other finance costs, except when included in other comprehensive income for qualifying cash flow and net investment hedges.

The consolidated statement of income and loss and other comprehensive income and loss is translated into U.S. dollars by consolidating each calendar month separately using the monthly average exchange rate, whereby the sum of the twelve calendar months represents the whole year. Translation differences arising from the translation of the net investment in non-U.S. operations are booked to translation differences in other comprehensive income/(loss). On disposal of a foreign operation, the accumulated amount of translation differences relating to the disposed foreign operation is reclassified to profit or loss.

Financial instruments
Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities (other than financial assets and financial liabilities classified at fair value through profit or loss) are added to, or deducted from, the fair value of the financial instrument, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets
Categorization and measurement
In accordance with IFRS 9, Financial Instruments, financial assets are categorized as:
I.financial assets at fair value through profit or loss (“FVPL”)
II.financial assets measured at amortized cost
III.financial assets at fair value through other comprehensive income and loss (OCI)
The classification of financial assets at initial recognition is based on the Company’s business model for managing the related financial assets and their contractual cash flows. All purchases or sales of financial assets are recognized on the settlement date.
Financial assets at fair value through profit or loss
Financial assets at FVPL are initially recognized at fair value and subsequent fair value changes are recognized in the consolidated statement of income and loss. Assets in this category are classified as current assets, except for maturities over 12 months after the balance sheet date. Financial assets at FVPL primarily include derivative instruments unless they are designated as effective hedging instruments.
Financial assets measured at amortized cost
The Company measures financial assets at amortized cost if both of the following conditions are met:
-the financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and
-the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding
Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired. Financial assets are included in current assets, except for maturities over 12 months after the balance sheet date.

The Company’s financial assets at amortized cost include accounts receivables, other non-current financial assets and other non-interest yielding receivables.
Financial assets at fair value through OCI
Financial assets at FVOCI are initially recognized at fair value and subsequent fair value changes are recognized within other comprehensive income and loss. Interest income, foreign exchange revaluations and impairment losses or reversals are recognized in the consolidated statement of income and loss. Upon derecognition, the cumulative reserve of fair value changes recognized within other comprehensive income and loss is reclassified to profit and loss. Financial assets at fair value through OCI whose fair value cannot be determined reliably are measured at cost or a lower value if they are impaired. Financial assets at fair value through OCI are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months after the balance sheet date.
The Company’s financial assets at FVOCI primarily include derivative instruments, which are designated as effective hedging instruments, and an investment in an unlisted company.

Derecognition
A financial asset is derecognized when the contractual rights to receive cash flows from the financial assets have expired or have been transferred and the Company has substantially transferred all rewards and risks associated with the ownership. In the case of sales of trade receivables, essentially all rewards and risks are transferred to the buyer of the receivables.
Impairment
Loss allowances are recognized for expected credit losses (ECL) on a financial asset that is measured at amortized cost or at fair value through OCI. For trade receivables, the Company adopts the simplified approach, which does not require the recognition of periodic changes in credit risk, but rather the accounting of an expected credit loss calculated over the entire life of the credit (lifetime ECL) according to the provision matrix approach. ECLs of accounts receivable are measured on a collective basis. The grouping is based on geographical region, customer rating, the type of collateral or whether the receivables are covered by trade credit insurance as well as the type of customer. The ECL model is forward-looking and the expected default rates are based on the realized losses in the past based on the previous three years considering the time value of money, probability-weighted outcome, supportable information available without undue cost or effort about the past events, current conditions and forecasts of future economic conditions. The lifetime ECL allowances are calculated using the gross carrying amounts of the outstanding trade receivables and the expected default rates with probability-weighted outcomes. The historically observed default rates are updated annually. In addition, forward-looking specific provision is prepared in cases where the basic ECL allowance based on the historical loss data does not cover expected losses, which includes the impact of expected changes in the economic, regulatory and technological environment (such as industry outlook, GDP, employment, politics), and external market indicators. The estimates are based on a systematic, on-going review and evaluation performed as part of the credit-risk evaluation process. The specific provision is updated on a quarterly basis.

Financial liabilities
In accordance with IFRS 9, Financial Instruments, financial liabilities are categorized as:
I.financial liabilities at fair value through profit or loss
II.financial liabilities measured at amortized cost
Financial liabilities at fair value through profit or loss
Financial liabilities at FVPL are initially recognized at fair value and subsequent fair value changes are recognized in the consolidated statement of income and loss. Liabilities in this category are classified as current liabilities, except for maturities over 12 months after the balance sheet date, in which case they are classified as non-current liabilities. Financial liabilities at FVPL primarily include derivative instruments unless they are designated as effective hedging instruments.

Financial liabilities measured at amortized cost
Financial liabilities measured at amortized cost are initially carried at fair value. Transaction costs are included in the original carrying amount of financial liabilities. All financial liabilities are subsequently carried at amortized cost using the effective interest rate method. Financial liabilities are classified as current liabilities, except for maturities over 12 months after the balance sheet date, in which case they are classified as non-current liabilities.
Current financial liabilities include current borrowings, including borrowings on the revolving credit facility, accounts payables and other current liabilities. Accounts payables correspond primarily to trade payables. They also include payables that have been transferred to a vendor financing program, as there is no material difference in the nature or terms of the liabilities compared to other trade payables.
Non-current financial liabilities include non-current borrowings, borrowings from related parties and other liabilities.
Derivatives
The Company’s derivative instruments may include foreign exchange forward contracts and options, interest rate swaps, interest rate options and cross-currency swaps. Foreign exchange forward contracts and options are used to hedge against changes in the value of receivables and liabilities denominated in a foreign currency, and interest rate swaps and interest rate options to hedge against interest rate risk. Cross-currency swaps are used to hedge against net investments in foreign operations, changes in value of foreign currency denominated receivables and liabilities and against interest rate risk.
Foreign exchange forward contracts and options, interest rate swaps and options and cross currency swaps are measured at fair value on the day that the Company becomes a party to the contract. Subsequent measurement is also at fair value. Foreign exchange derivatives are measured at fair value using the closing rates quoted by the European Central Bank on the reporting date together with common pricing models that are used for valuation of foreign exchange forward contracts and options. The fair values of interest rate and cross currency swaps are calculated as the present value of future cash flows. Interest rate options are valued with year-end interest rates together with common option pricing models.
Gains and losses from fair value measurement are treated in accordance with the purpose of the derivative financial instrument. For maturities less than 12 months after the balance sheet date, the fair value of the derivatives is presented in prepaid expenses and other assets or other current liabilities. For maturities over 12 months, the fair value is presented in other non-current assets or other non-current liabilities.
Changes in the value of derivative instruments, which do not qualify for hedge accounting are recorded as foreign currency exchange losses, net & other finance costs.

Hedge accounting
The Company is exposed to currency risk and enters into foreign exchange derivatives to hedge its exposure on the basis of planned transactions. The Company is also exposed to the risk of interest rate fluctuations and enters into interest rate swaps to mitigate the risk of future variable cash flows associated with a variable-rate debt. Where hedge accounting is applied, the criteria are documented at the inception of the hedge and updated at each reporting date. The Company documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking the hedging transactions. The Company also documents its assessment, at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.
The fair value of a hedging derivative is included within prepaid expenses and other assets or other current liabilities when the maturity of the hedged item is less than 12 months, and as non-current assets or other non-current liabilities when the maturity of the hedged item is more than 12 months.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized, net of tax, in other comprehensive income and loss. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated statement of income and loss and other comprehensive income and loss. Amounts accumulated in other comprehensive income/(loss) are reclassified to the statements of income in the periods when the hedged item affects net income. When a forecasted transaction that is hedged results in the recognition of a non-financial asset or liability, such as inventory, the amounts are included in the measurement of the cost of the related asset or liability. The deferred amounts are ultimately recognized in the consolidated statement of income and loss and other comprehensive income and loss.

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges, with unrealized gains and losses recognized, net of tax, in other comprehensive income and loss. Amounts included in other comprehensive income/(loss) are transferred to the consolidated statement of income and loss and other comprehensive income and loss in the period when the foreign operation is disposed of or sold.

Cash and cash equivalents
Cash consists of cash and cash equivalents, including cash on hand and deposits in banks. The Company uses the indirect method of reporting cash flows from operating activities.
Revenue recognition
Revenue comprises sale of products and services through three channels: wholesale, owned retail and e-commerce, and license fees. Revenue is presented net of value added tax, discounts, incentives, rebates earned by customers, and estimated returns. The Company applies the following five step model when determining the timing and amount of revenue recognition:
1.identifying the contracts with customers,
2.identifying the separate performance obligations,
3.determining the transaction price,
4.allocating the transaction price to separate performance obligations, and
5.recognizing revenue when each performance obligation is satisfied.
Revenue is recognized at the point in time when control of the products and services are transferred to the customer in accordance with the terms of delivery at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those products and services in the ordinary course of the Company’s activities.
Revenue recognized from services comprises mainly freight services in the Company’s operating segments. The revenue from the freight services is recognized upon the delivery of the goods when the control has been transferred to the customer.
In the wholesale channel, volume rebates, performance bonuses and payment term discounts are offered to certain major customers . The Company typically applies the expected value method to estimate the variable consideration for the expected future rebates and performance bonuses. Certain contracts provide wholesale customers with a right to return goods within a specified period. The Company recognizes a refund liability as a reduction of revenue and a corresponding right of return asset as reduction of cost of goods sold based on the expected future return rates derived from historical data.
Direct-to-consumer (DTC) is comprised of retail and e-commerce. DTC revenue is recognized when control of the products is transferred to the customer, which occurs upon point of sale for sales in owned retail stores and delivery to the customer for e-commerce. In the e-commerce channel, the products sold online can be returned within 14-30 days of receipt of the products. For expected returns, the Company recognizes a refund liability as a reduction of revenue and a corresponding right of return asset as reduction of cost of goods sold based on the expected future return rates derived from historical data. A contract liability is recognized from the sale of gift cards in retail and e-commerce. The Company expects to be entitled to a breakage amount. It recognizes breakage amount as revenue in proportion to the pattern of rights exercised by customers based on historical data.
The Company provides warranties that promise the customer that the delivered product is as typically specified in the contract and covers general repairs for defects that existed at the time of sale, as required by law. These assurance-type warranties are accounted for under IAS 37, Provisions, Contingent Liabilities and Contingent Assets.

Revenue related to license income is recognized when the licensee manufactures or sells products bearing the Company’s trademarks. License income based on fixed license agreements is recognized evenly throughout the financial year, while license income determined by sales volumes is recognized during the financial year as the licensee generates sales revenue. The non-refundable minimum guarantees related to certain licensing agreements are for functional intellectual properties and the associated guarantee revenue is recognized at the point in time the control of the license is transferred to the customer.

Other Operating Income
Other operating income consists of government subsidies, insurance compensation for general business losses, gains on the sale of non-current assets as well as other non-recurring income, such as patent settlements.
The Company recognizes government grants only when there is reasonable assurance that the entity will comply with the conditions attached thereto and the grants will be received.

Pension plans
The Company’s pension arrangements are designed to comply with the local rules and practices of the countries where the Company operates. The Company’s pension arrangements consist of defined contribution or defined benefit plans. Under defined contribution based plans, the Company pays fixed contributions into a separate entity (a fund) and does not have any legal or constructive obligation to pay further contributions. Under defined contribution plans, the Company’s contributions are recorded as an expense in the period to which they relate.
Defined benefit plans are post-employment benefit plans other than defined contribution plans. The defined benefit plans are partially or fully funded through payments to insurance companies or contributions to trustee-administered funds. In defined benefit plans, the pension expenses recognized in the consolidated statement of income and loss and other comprehensive income and loss are determined using the projected unit credit method, which calculates the present value of the obligation and the related service costs. The pension liability is measured by calculating the present value of future pension obligations, discounted using the market yield on high quality corporate bonds or government bonds in countries where there is no deep market for such bonds. The defined benefit plan asset is measured at fair market value as of the reporting date. If there is no legal right of offset, the net liabilities of underfunded plans and the net assets of overfunded plans are recognized separately in the consolidated statement of financial position. These net amounts are equal to the present value of the pension obligations less the fair values of the plan assets.
Remeasurements of the net defined benefit liability/(asset) are recognized in full in other comprehensive income and loss. Actuarial gains and losses are not reclassified to the consolidated statement income and of loss in subsequent periods. For other long-term employee benefits, the Company recognizes actuarial gains and losses immediately in the consolidated statement of income and loss. Current and past service costs are recognized in the consolidated statement of income and loss. Any gain/(loss) due to a plan amendment, curtailment or settlement, is recognized immediately in the consolidated statement of income and loss. Net interest expense/(income) is determined based on the net defined benefit liability/(asset) and the discount rate at the beginning of the year, and is recognized in interest expense.
Share-based payments
Share-based compensation expense is based on the grant-date fair value estimated in accordance with the provisions of IFRS 2, Share-based Payment. The Company recognizes share-based payment expense, less estimated forfeitures, ratably over the requisite service period when it is probable that the service vesting condition and non-market performance condition, if applicable, will be met.
Options settled in shares only are measured on the grant date using a Monte Carlo simulation model, which requires the input of assumptions, including the expected volatility, which has been based on the historical volatility of the comparable companies’ share price, particularly over the historical period commensurate with the expected life of the options, the dividend yield, interest rates and a correlation coefficient between the shares and the relevant market index. Options settled in cash or shares at the election of certain employees are remeasured to fair value at the end of each reporting period until settlement. There were no stock options granted in 2024.
The fair value of RSUs and performance share units (“PSUs”) is the Company's closing stock price on the grant date.

Forfeitures are estimated based on historical activity, expected employee turnover, and other qualitative factors which are adjusted for changes in estimates and award vesting. Compensation expense for performance-based awards is recorded over the implied requisite service period when achievement of the performance target is deemed probable. All expenses for an award will be recognized by the time it becomes fully vested and are recorded in Selling, general and administrative expenses on the consolidated statement of income and loss and other comprehensive income and loss, with the offsetting credit to equity for equity-settled awards and liabilities for options that are settled in cash or shares at the election of certain employees.
When the terms or conditions of awards granted to employees have been modified, the effect of the modification that increases the total fair value of the share-based payment arrangement would be recognized. The incremental fair value granted is the difference between the fair value of the modified awards and that of the original options, both estimated as at the date of the modification. When modification occurs during the vesting period, the incremental fair value granted is included in the measurement of the amount recognized for services received over the period from the modification date until the date when the modified awards vest, in addition to the amount based on the grant date fair value of the original award, which is recognized over the remainder of the original vesting period. When a modification changes the classification of a share-based payment transaction from cash-settled award to equity-settled award, the liability for the cash-settled award is remeasured until the modification date and is reclassified to equity.

Income taxes
Current income taxes
Current income tax is the expected income tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to income tax payable or receivable related to previous years.
Deferred taxes
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.
Deferred income tax is measured using enacted or substantively enacted income tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. A deferred tax asset is recognized for unused income tax losses and credits to the extent that it is probable that future taxable income will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax asset to be utilized. For the assessment of probability, in addition to past performance and the respective prospects for the foreseeable future, appropriate tax structuring measures are also taken into consideration.

Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

Income taxes related to items recognized directly to other comprehensive income or to equity are recognized together with the corresponding item, to which the income tax is attributable, directly in other comprehensive income or in equity are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.
Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred tax relates to the same taxable entity and the same taxation authority, and are expected to reverse in a period or periods in which the tax loss or credit can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Segment information
The Company’s organizational structure comprises the following reportable segments for financial reporting purposes: Technical Apparel consisting of the brands Arc’teryx and Peak Performance, Outdoor Performance consisting of the brands Salomon, Atomic and Armada, and Ball & Racquet Sports consisting of the brands Wilson, Demarini, Louisville Slugger, Evoshield and ATEC. The Company reports revenue for four geographical areas: Americas, EMEA, Greater China and Asia Pacific excluding Greater China.
The CEO is the chief operating decision-maker who monitors the operating results of the segments to assess performance and make decisions about resource allocation.

Business combinations
Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured as the aggregate of the fair values of the assets transferred, and liabilities incurred towards the former owners of the acquired entity. Acquisition-related costs are recognized as expenses in the consolidated statement of income and loss and other comprehensive income and loss in the period in which the costs are incurred and the related services are rendered.

Intangible assets
The Company’s intangible assets and goodwill primarily result from the acquisition of Amer Sports Corporation and its subsidiaries by Amer Sports Holding Oy on April 1, 2019. Following the initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any. The useful life of intangible assets is assessed as either finite or indefinite.
Intangible assets with indefinite useful lives
Intangible assets with indefinite useful lives comprise brand names and trademarks. As the brand names and trademarks are core to the business and as there is no foreseeable limit to the future cash flows generated by the intangible assets, brand names and trademarks are assessed as indefinitely lived. The assessment of indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis. Brand names and trademarks with indefinite useful lives are not amortized but tested for impairment at least on an annual basis at the cash-generating unit (“CGU”) level. Impairment testing is performed by comparing the recoverable amount of the asset to its carrying value. Any resulting impairment loss is recorded in the consolidated statement of income and loss and other comprehensive income and loss.
Intangible assets with finite useful lives
Intangible assets with a finite useful life consist of patents and software licenses, and are amortized on a straight-line basis over the useful life. The amortization periods are:

Asset category	Estimated useful life
Patents and software licenses	3 - 15 years
Internally developed software	5 - 10 years
Customer relationships	10 - 15 years
Patents and software licenses are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, the asset is then tested for impairment by comparing its recoverable amount to its carrying value.
Development expenses are capitalized when they meet the recognition criteria in IAS 38, Intangible Assets and amortized over their useful lives.
The Company capitalizes development costs as intangible assets only when the following criteria are met:
-the technical feasibility of completing the intangible asset exists,
-there is an intent to complete and an ability to use or sell the intangible asset,

-the intangible asset will generate probable future economic benefits,
-there are adequate resources available to complete the development and to use or sell the intangible asset, and
-there is the ability to reliably measure the expenditure attributable to the intangible asset during its development.
Goodwill
Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired and liabilities assumed measured at the date of acquisition. Goodwill is stated at historical cost less any accumulated impairment losses. Goodwill has been allocated to the CGUs and is tested for impairment annually and if there are triggering events by comparing the recoverable amount of a CGU to its carrying value. An impairment loss is recognized in the consolidated statement of income and loss and other comprehensive income and loss, if the carrying amount of the CGU exceeds its recoverable amount.

Property, plant and equipment
Property, plant and equipment is stated at cost less accumulated depreciation and any impairment losses. Land is not depreciated.
Depreciation is calculated on a straight-line basis over their estimated useful lives when the assets are available for use, adjusting for any impairment. The depreciation periods are:

Asset category	Estimated useful life
Buildings and constructions	25 - 40 years
Machinery and equipment	3 - 10 years
Leasehold improvements	shorter of the lease term or useful life
Property, plant and equipment is reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, the asset is then tested for impairment by comparing its recoverable amount to its carrying value. Impairment losses are recorded in the consolidated statement of income and loss and other comprehensive income and loss.

Leases
At the inception of a contract, the Company assesses whether the contract is, or contains, a lease. The contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
The lease contracts, where the Company acts as a lessee under IFRS 16 Leases consist mainly of real estate (e.g. owned retail stores, offices, warehouses) and vehicles. The Company recognizes a right-of-use asset and a lease liability at the lease commencement date.
The Company has elected to use the exemptions proposed by the standard on lease contracts for which the lease term is shorter than 12 months and on lease contracts for which the underlying asset is of low-value (e.g. laptops, mobile phones; below $5,000). The lease expenses for short-term and low-value contracts as well as for lease contracts with variable leases based on net sales of the leased premises are recognized as rent expenses over the lease term in the consolidated statement of income and loss and other comprehensive income and loss.
Lease liabilities
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the incremental borrowing rate is applied. The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and the type of the leased asset.

Lease payments included in the measurement of the lease liability comprise the fixed payments (including the in-substance fixed payments), variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee, and the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early. The Company applies judgment in evaluating whether it is reasonably certain to exercise or not to exercise the option to extend or terminate the lease. It considers all relevant factors that create an economic incentive for it to exercise either the extension or termination.
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or a rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment. A corresponding adjustment is done to the carrying amount of the right-of-use asset, or it is recorded in the consolidated statement of income and loss and other comprehensive income and loss if the carrying amount of the right-of-use asset has been reduced to zero.
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
The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case, the right-of-use asset is depreciated over the useful life of the underlying asset, which is determined on the same basis as for the property, plant and equipment. In addition, the right-of-use asset is reduced by potential impairment losses, and adjusted for certain remeasurements of the lease liability.

Impairment of non-financial assets
The Company’s operations have been divided into cash generating units (CGU) representing the Company’s brands and reflecting the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.
At each reporting date, the Company reviews the carrying amounts of its non-financial assets to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment.
Impairment testing is performed by comparing the recoverable amount of an asset or CGU to its carrying amount. The recoverable amount of an asset or CGU is the higher of its fair value less costs of disposal and value in use (“VIU”). VIU has been calculated using the discounted cash flow method for each CGU (refer to Note 8. Depreciation, Amortization, and Impairment Losses for further details).
An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses are recognized in the consolidated statement of income and loss and other comprehensive income and loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.
An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Inventories
Inventories are measured at the lower of cost or net realizable value. Cost is determined using the first-in-first-out principle. For self-manufactured products, the cost includes direct wages, raw material costs and a portion of the indirect costs. The Company estimates net realizable value as the amount at which inventories are expected to be sold, taking into consideration fluctuations in selling prices due to seasonality, less estimated costs necessary to complete the sale.
Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or estimated selling prices.

When circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in realizable value, the amount of the write-down previously recorded is reversed.

Provisions
Provisions are recognized in the consolidated statement of income and loss and other comprehensive income and loss when the Company has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. They are presented in the consolidated statement of financial position as provisions when it is probable that the resources will be transferred out of the Company, but the precise amount or timing is not known. The most important regular provisions are due to the repair or replacement of products during the warranty period. These provisions are determined on the basis of historical experience. A provision for reorganization is made when the Company has drawn up a detailed reorganization plan and announced the reorganization.
If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized in the consolidated statement of income and loss and other comprehensive income and loss.

Significant accounting judgments, estimates, and assumptions
When preparing the consolidated financial statements, the Company’s management makes judgments and estimates influencing the content of the consolidated financial statements and it must exercise its judgment regarding the application of accounting policies. The judgments and estimates are based on a set of underlying data that may include management’s historical experience, knowledge of current event and conditions, and other factors that are believed to be reasonable under the circumstances. Management continuously evaluates the judgments and estimates it uses. These estimates have been applied in a manner that is consistent with prior periods. There are no known trends, commitments, events or uncertainties that the Company believes will materially affect the methodology or assumptions used in making these judgments and estimates in the consolidated financial statements.
The following are the accounting policies subject to judgments and estimates that the Company believes could have the most significant impact on the amounts recognized in the consolidated financial statements.
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
More details of the impairment are disclosed in Note 8. Depreciation, Amortization, and Impairment Loss.

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
More details on the provisions are disclosed in Note 21. Provisions.
Accounts receivable
The Company has a significant number of customers which minimizes the concentration of credit risk. The Company evaluates accounts receivables and maintains an allowance for estimated credit losses resulting from the inability of the Company’s customers to make required payments. The historical levels of credit losses are considered to make judgments about the creditworthiness of the customers based on ongoing credit evaluations.
More details on the aging and valuation provisions of the accounts receivables are disclosed in Note 16. Trade Receivables.
Inventories
Inventory is carried at the lower of cost and net realizable value. The net realizable value requires an estimate of the products’ future selling prices. When assessing the net realizable value of the inventories, the Company considers multiple factors and uses estimates related to fluctuations in inventory levels, aging of inventory, customer behavior and anticipated sales volume, seasonality, expected selling prices and selling costs.
More details on the inventory provisions are disclosed in Note 15. Inventories.
Income taxes
Management judgment is required in determining provisions for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets are recoverable. The Company is also subject to income taxes in various jurisdictions. Judgment is required in determining the Company’s provision for income taxes. There may be transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company anticipates questions arising in tax audits and recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
More details on the income taxes are disclosed in Note 11. Income Taxes.
Pension plans
The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (or income) for pensions include the discount rate, inflation rate and mortality rate. Any changes in these assumptions will impact the carrying amount of pension obligations.
The Company determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. Other key assumptions for pension obligations are based in part on current market conditions.
More details on the pension plans are disclosed in Note 7. Pensions.

Share-based payments
Compensation expense for share-based compensation granted is measured at the fair value at the grant date using a Monte Carlo simulation model for options and the closing price of the Company's stock on the grant date for RSUs and PSUs. The Monte Carlo simulation model takes into account the expected volatility, which has been based on the historical volatility of the comparable companies’ share price, particularly over the historical period commensurate with the expected life of the options, the dividend yield, interest rates and a correlation coefficient between the shares and the relevant market index, and market performance vesting conditions, as applicable.
For awards with non-market performance conditions, the Company uses financial forecasts, and other available information to estimate the probability of the award vesting based on the performance metrics.
The forfeiture rate is based on management’s best estimate of expected forfeitures based on consideration of historic trends and expected future behavior.
NOTE 3. SEGMENT REPORTING
The Company’s Chief Operating Decision Maker (“CODM”) reviews results of operations to make decisions about allocating resources and assessing performance. Based on the current reporting structures, decision-making processes and considering the aggregation criteria in IFRS 8.12, Operating Segments, the Company identified three reportable segments: Technical Apparel, Outdoor Performance and Ball & Racquet Sports.

Operating and reportable segments
The Company has four operating segments: Technical Apparel, Salomon, Winter Sports Equipment and Ball & Racquet Sports. As permitted by IFRS 8, Operating segments, the Company assessed, based on the qualitative aggregation criteria mentioned in IFRS 8.12 and on a quantitative analysis based on gross margins, if Salomon and Winter Sports Equipment are similar and could be aggregated to one reportable segment. The Company analyzed the nature of the products and services, nature of the production processes, type or class of customer for the products and services and methods used to distribute the products or provide the service and concluded that the Salomon and Winter Sports Equipment operating segments are similar and can be aggregated into the reportable segment Outdoor Performance. Therefore, the Company identified three reportable segments: Technical Apparel, Outdoor Performance and Ball & Racquet Sports. The Company measures each operating segment’s performance based on revenue and adjusted operating profit as these are the measures used by the CODM for assessing the performance of operating segments. Each of the segments includes different brands and comprises a range of products.
Technical Apparel
Technical Apparel includes outdoor apparel, footwear and accessories and consists of the Arc’teryx and Peak Performance brands.
Outdoor Performance
Outdoor Performance includes outdoor apparel, footwear, accessories and winter sports equipment and consists of our Salomon, Atomic and Armada brands. On May 1, 2024, the Company sold ENVE, which was part of the Outdoor Performance segment. The ENVE business represented less than 1% of the Company’s net revenue and was not considered material to the Company's consolidated results of operations.While the operating segments Salomon and Winter Sports Equipment are separately managed and reported, the operating segments have been aggregated into one reportable segment as they have similar products, production processes, type of customers, methods used to distribute as well as average gross margins and similar expected growth rates.
Ball & Racquet Sports
Ball & Racquet Sports includes sports equipment, apparel, footwear and accessories and consists of our Wilson, Louisville Slugger, DeMarini, EvoShield and Atec brands, all of which comprise the Wilson Sporting Goods portfolio.

Information on reportable segments
Revenue and Depreciation and Amortization of reportable segments for the fiscal years ended December 31, 2024, 2023 and 2022 were as follows:

	Revenue			Depreciation & Amortization
In millions	2024	2023	2022	2024	2023	2022
Technical Apparel	$2,194.3	$1,614.1	$1,108.1	$126.0	$92.1	$79.7
Outdoor Performance	1,835.5	1,674.2	1,422.3	107.5	94.7	84.4
Ball & Racquet Sports	1,153.5	1,112.1	1,040.8	34.1	27.7	23.4
Total Reportable Segments	5,183.3	4,400.4	3,571.2	267.6	214.5	187.5
Corporate	—	—	—	6.2	6.4	6.8
Total	$5,183.3	$4,400.4	$3,571.2	$273.8	$220.9	$194.3
Adjusted Operating Profit of reportable segments for the fiscal years ended December 31, 2024, 2023 and 2022 were as follows:

In millions	2024	2023	2022
Technical Apparel	$460.4	$314.4	$171.4
Outdoor Performance	172.3	151.3	117.6
Ball & Racquet Sports	23.7	30.6	60.9
Total Adjusted Operating Profit of Reportable Segments	656.4	496.3	349.9
Corporate expenses (1)	(79.5)	(63.7)	(48.9)
Adjustments:
PPA (2)	(42.8)	(42.7)	(42.3)
Restructuring expenses (3)	(22.4)	(2.3)	(5.8)
Impairment losses on goodwill and intangible assets (4)	—	—	(198.1)
Expenses related to transaction activities (5)	(22.1)	(33.9)	(0.3)
Expenses related to certain legal proceedings (6)	(3.6)	(3.3)	(3.9)
Share-based payment expenses (7)	(15.3)	(47.9)	—
Interest expense	(219.0)	(397.6)	(237.5)
Foreign currency exchange (losses)/gains, net & other finance costs	(67.6)	(15.8)	1.0
Loss on debt extinguishment	(31.8)	—	—
Interest income	8.8	6.4	3.3
Income/(loss) before tax	$161.2	$(104.6)	$(182.6)
__________________________________________________
(1)Includes corporate expenses, which have not been allocated to the reportable segments.
(2)Purchase Price Adjustments (“PPA”) include amortization and depreciation on the fair value adjustments of intangible and tangible assets resulting from Amer Sports' acquisition in 2019. For further information, refer to Note 1. The Company.
(3)Includes expenses for restructuring from severance, exit and termination events, and other non-recurring costs from payroll tax audits.
(4)Includes impairment losses on goodwill and intangible assets.
(5)Includes advisory fees in connection with M&A activities and non-recurring costs associated with our IPO and disposal of businesses.

(6)Includes inventory write-offs, legal fees and judgements in connection with non-recurring legal actions.
(7)Includes expenses for the share-based payments and for fixed cash compensation that is contingent upon the vesting of stock options under the 2019 and 2023 ESOP plans. Refer to Note 9. Share-Based Payments for additional information about the 2019 and 2023 ESOP plans.
The Company does not present other items of the consolidated statement of income and loss and other comprehensive income and loss as well as assets and liabilities per segment as such information is not evaluated or used by the CODM for decision-making purposes on a regular basis.
The majority (71.6%, 77.5% and 80.5% as of December 31, 2024, December 31, 2023 and December 31, 2022, respectively) of non-current assets, comprising of goodwill, other intangible assets, property, plant and equipment as well as right-of-use assets are owned from Finland. No other country is deemed individually material for the Company in all years presented for the purpose of this disclosure.
NOTE 4. REVENUE FROM CONTRACTS WITH CUSTOMERS
Amer Sports operates primarily in one industry - the design, manufacturing, distribution, selling and marketing of sporting goods, apparel and footwear. The Company is managed through its global brands supported by regional sales organizations and group wide platforms such as global operations and sourcing, IT and finance.
Geographic revenues are presented according to customers’ location.
GEOGRAPHIC BREAKDOWN OF REVENUES

	For the year ended December 31,
In millions	2024	2023	2022
Americas (1)	$1,859.0	$1,745.6	$1,517.6
EMEA (2)	1,513.4	1,457.6	1,275.8
Greater China (3)	1,298.1	844.8	526.2
Asia Pacific (4)	512.8	352.4	251.6
Total	$5,183.3	$4,400.4	$3,571.2
__________________________________________________
(1)Consists of the United States, Canada and other countries in Latin America. Revenue generated in the United States comprised 26.0%, 29.4% and 33.5% of total Company revenue for 2024, 2023 and 2022, respectively. No other country in the region generated more than 10% of the total Group revenue in any of the years presented.
(2)Consists of Europe, the Middle East and Africa. The revenue generated in this region primarily consists of sales in Germany, France, Austria, the UK, Italy, Sweden, Switzerland, and Norway. No country in the region generated more than 10% of the total Company revenue in any of the years presented.
(3)Consists of Mainland China, Hong Kong, Taiwan and Macau. Revenue generated in Mainland China comprised 23.6%, 18.2% and 14.3% of the total Group revenue for 2024, 2023 and 2022, respectively. No other country in the region generated more than 10% of the total Company revenue in any of the years presented.
(4)Excludes Greater China. The Company has own sales companies in Japan, South Korea, Australia and Malaysia in the region. No country in the region generated more than 10% of the total Company revenue in any of the periods presented.

BREAKDOWN OF REVENUES BY CHANNEL

	For the year ended December 31,
In millions	2024	2023	2022
Wholesale
Technical Apparel	$643.1	$528.0	$416.0
Outdoor Performance	1,309.8	1,329.6	1,178.4
Ball & Racquet Sports	963.4	952.7	908.3
	2,916.3	2,811.3	2,502.7
DTC
Technical Apparel	1,551.2	1,086.1	692.0
Outdoor Performance	525.7	344.6	243.9
Ball & Racquet Sports	190.1	159.4	132.6
	2,267.0	1,589.1	1,068.5
Total	$5,183.3	$4,400.4	$3,571.2
The Company did not recognize 10% or more of total revenue with one single customer in any of the periods presented.
CONTRACT BALANCES
Contract liabilities were $82.5 million and $25.0 million as of December 31, 2024 and December 31, 2023, respectively, and primarily relate to advance payments received as well as accrued discounts and rebates. The balance of contract liabilities as of each year end are generally recognized as revenue within the next fiscal year.
RIGHT OF RETURN ASSETS AND REFUND LIABILITIES

In millions	December 31, 2024	December 31, 2023
Right of return assets	$18.2	$14.3
Refund liabilities	41.8	35.5
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
NOTE 5. OTHER OPERATING INCOME

	For the year ended December 31,
In millions	2024	2023	2022
Government subsidies	$23.9	$4.2	$7.0
Gain on sale of property, plant and equipment	0.7	0.5	0.3
Credits for research and competitiveness taxes	0.3	0.5	0.6
Insurance compensation	—	—	0.2
Other	6.4	6.1	3.3
Total	$31.3	$11.2	$11.4

NOTE 6. EMPLOYEE BENEFITS
Employee benefit expenses

	For the year ended December 31,
In millions	2024	2023	2022
Wages and salaries	$774.4	$636.5	$541.3
Share-based payments	20.6	46.0	—
Social expenditure
Pensions - defined contribution plans	40.7	35.4	27.2
Pensions - defined benefit plans	3.1	2.7	3.1
Social security expenses	137.6	119.7	102.4
Total	$976.4	$840.3	$674.0
In countries where social expenditure paid to the government cannot be divided between pensions and other social security, the expenses are presented under the heading social security expenses.
The Group has share-based incentive plans in place which are disclosed in Note 9. Share-Based Payments.
Salaries and other compensation of key management personnel are disclosed in Note 26. Related Parties.
NOTE 7. PENSIONS
The pension arrangements for the Group companies are based on local regulations and practices in each country. Amer Sports, Inc. has no employees and therefore had no pension arrangements in place during the periods presented. The Company’s defined benefit pension plans at the end of the reporting period relate to the Company’s operating entities. The Company has defined benefit pension plans in the United States, France, Switzerland, the UK, Germany, Japan, Sweden, Austria and Bulgaria. These plans are partially or fully funded. In some countries the funding is carried out through external pension funds whose assets are not included in the Company’s assets. Contributions to the funds are made in accordance with local regulations. In the United States and the UK, the pension plans are closed, and new members are no longer accepted.
Defined benefit plans are post-employment benefit plans other than defined contribution plans. In total, there are 14 post-employment benefit plans qualifying as defined benefit plans. The defined benefit plans in the USA, the UK and Austria represent approximately 83% of the defined benefit obligation and are described in more detail below:
USA Wilson Retirement Pension Plan (USA Wilson Plan)
Wilson Sporting Goods Co. provides benefits as a flat dollar amount for each year of service to the participants of the USA Wilson Plan. The plan was offered to employees who joined the Company before January 1, 2003, for non-union employees and November 22, 2004, for union employees. Employees who joined thereafter, as well as new employees, are offered a defined contribution plan only. The plan operates under trust law and is managed and administered by the Trustee on behalf of the members. The plan’s assets are held by the trust.
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

UK Wilson Sporting Goods Company Limited Pension and Life Assurance Plan (UK Wilson Plan):
The UK Wilson Plan within Amer Sports UK Limited is an occupational defined benefit pension scheme that was set up under an irrevocable trust. The UK Wilson Plan grants post-employment benefits. Assets are invested with an institutional investment platform and held for the purpose of paying pensions and other benefits in accordance with the Trust Deed & Rules. The plan was closed to new entrants for pension benefits with effect from January 1, 2003 and was closed to future accrual of benefits with effect from January 31, 2008. An asset ceiling of $0.5 million was applied for the year ended December 31, 2024, resulting in a nil net liability position.
Austria Severance Payment Schemes OLD
Amer Sports Austria GmbH, Amer Sports Holding GmbH and Atomic Austria GmbH have to pay a statutory amount, which is based on the employee’s seniority at the time of retirement, expressed as a defined number of months salary. Payment is due in the event of resignation, such as early termination with entitlement to severance payment (e.g., in the event of termination by the employer or termination by mutual consent), old-age pension (“Alterspension”), disability (“Berufsunfähigkeit”) or death. The unfunded Severance Payment Schemes OLD grants post-employment benefits. The payment scheme was closed by law for new entrants after December 31, 2002.
The net liabilities and net assets recognized in the statement of financial position relating to defined benefit pension plans were as follows:

In millions	December 31, 2024	December 31, 2023
Present value of funded obligations	$171.0	$181.2
Fair value of plan assets	(153.2)	(157.3)
Effect of asset ceiling	0.5	—
Net defined benefit obligations	18.3	23.9
Thereof: Net liabilities of underfunded plans	30.0	23.9
Thereof: Net assets of overfunded plans	(11.7)	—

The movements in the net defined benefit pension liabilities/(assets) for the year ended December 31, 2024 were as follows:

In millions	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liability/(asset)
At January 1, 2024	$181.2	$(157.3)	$23.9
Current service cost	3.1	—	3.1
Past service cost and (gain) on settlements	(0.5)	—	(0.5)
Administration cost paid from plan assets	(0.3)	0.4	0.1
Interest expense/(income)	7.7	(7.2)	0.5
Cost recognized in the consolidated statement of income and loss	$10.1	$(6.8)	$3.3

Remeasurements:
Return on plan assets, excluding amounts included in
interest expense/(income)	—	3.6	3.6
(Gain) from change in demographic assumptions	(0.3)	—	(0.3)
(Gain) from change in financial assumptions	(6.8)	—	(6.8)
Experience losses	1.1	—	1.1
Change in the effect of the asset ceiling	—	0.5	0.5
Remeasurements effects recognized in OCI	$(6.0)	$4.1	$(1.9)

Contributions:
Employers	(0.1)	(2.4)	(2.4)
Employees	0.4	(0.4)	—
Benefits paid from plan assets	(10.0)	8.3	(1.7)

Exchange rate differences	(4.5)	1.7	(2.8)
At December 31, 2024	$171.0	$(152.7)	$18.3

The movements in the net defined benefit pension liabilities/(assets) for the year ended December 31, 2023 were as follows:

In millions	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liability/(asset)
At January 1, 2023	$168.4	$(136.6)	$31.8
Current service cost	3.0	—	3.0
Past service cost and gains and losses on settlements	(0.2)	—	(0.2)
Administration cost paid from plan assets	(0.3)	0.3	—
Interest expense/(income)	7.8	(6.9)	0.9
Cost recognized in the consolidated statement of income and loss	$10.3	$(6.6)	$3.6

Remeasurements:
Return on plan assets, excluding amounts included in
interest expenses/(income)	—	(11.3)	(11.3)
(Gain) from change in demographic assumptions	(0.2)	—	(0.2)
Loss from change in financial assumptions	5.1	—	5.1
Experience (gains)/losses	3.9	(1.1)	2.8
Remeasurements effects recognized in OCI	$8.8	$(12.4)	$(3.6)

Contributions:
Employers	(0.3)	(6.1)	(6.4)
Employees	0.4	(0.4)	—
Benefits paid from plan assets	(10.0)	7.5	(2.5)

Other changes	2.0	(0.8)	1.2

Exchange rate differences	1.7	(1.9)	(0.2)
At December 31, 2023	$181.2	$(157.3)	$23.9

The movements in the net defined benefit pension liabilities/(assets) for the year ended December 31, 2022 were as follows:

In millions	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liability/(asset)
At January 1, 2022	$231.1	$(179.1)	$51.9
Current service cost	3.1	—	3.1
Past service cost and gains and losses on settlements	(0.4)	—	(0.4)
Administration cost paid from plan assets	(0.4)	0.4	—
Interest expense/(income)	4.8	(4.4)	0.4
Cost recognized in the consolidated statement of income and loss	$7.0	$(3.9)	$3.1

Remeasurements:
Return on plan assets, excluding amounts included in
interest expenses/(income)	—	39.9	39.9
(Gain)/loss from change in demographic assumptions	—	—	—
(Gain) from change in financial assumptions	(49.8)	—	(49.8)
Experience (gains)/losses	(1.3)	—	(1.3)
Remeasurements effects recognized in OCI	$(51.0)	$39.9	$(11.1)

Contributions:
Employers	0.1	(7.6)	(7.5)
Employees	0.3	(0.3)	—
Benefits paid from plan assets	(10.3)	8.9	(1.4)

Other changes	(2.2)	2.1	(0.1)

Exchange rate differences	(6.6)	3.4	(3.2)
At December 31, 2022	$168.4	$(136.6)	$31.8
Principal actuarial assumptions:

	December 31, 2024
%	USA	UK	France	Switzerland	Austria	Japan
Discount rate	5.55	5.30	3.30	0.90	3.43	1.70
Inflation	2.25	2.70 / 3.30	3.30	1.00	3.25	0.00
Future salary increases	2.50	2.70	3.20	1.00	3.25	2.00
Future pension increases	0.00	2.20	2.00	0.00	0.00	0.00

	December 31, 2023
%	USA	UK	France	Switzerland	Austria	Japan
Discount rate	5.35	4.40	3.15	1.50	4.05	1.30
Inflation	2.50	2.60 / 3.20	3.15	1.00	4.36	0.00
Future salary increases	2.50	2.60	3.00	1.00	4.36	2.00
Future pension increases	0.00	2.20	2.10	0.00	0.00	0.00

	December 31, 2022
%	USA	UK	France	Switzerland	Austria	Japan
Discount rate	2.65 / 5.35	4.80	3.70	2.00	3.30	1.30
Inflation	2.25	2.30 / 3.00	3.70	1.00	n/a	0.00
Future salary increases	2.50	2.30	3.00	1.00	5.00	1.70
Future pension increases	0.00	2.00	2.20	0.00	n/a	0.00
Sensitivity analysis:

		Impact on defined benefit obligation
In millions	Change in assumption	2024	2023	2022
Discount rate	0.25% decrease	$4.4	$4.8	$4.5
Inflation rate	0.25% increase	0.8	1.1	1.1
Mortality rate	1 year increase in life expectancy	3.8	4.0	3.6
The above sensitivity analyses are based on a change in one assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the defined benefit liability (asset) recognized in the consolidated statement of financial position.
The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.
No asset-liability matching is used to determine the investment strategy.
The major categories of plan assets are listed below:

In millions	December 31, 2024	December 31, 2023
Corporate bonds	$66.0	$69.7
US equities	30.0	26.6
Government bonds	29.8	30.9
Other equities	22.3	22.4
Other including cash	5.1	7.7
Total	$153.2	$157.3
Equity securities and government bonds have quoted prices in active markets.
Through its defined pension plans the Company is exposed to actuarial risks such as investment risk, interest rate risk, inflation risk and mortality risk.
There is a risk that additional contributions are required if investment returns are not sufficient to settle the obligations as they become due. The level of equity returns is a key determinant of overall investment return. The investment portfolio is also subject to a range of other risks typical to the asset classes held.
A decrease in discount rates, a rise in inflation or an increase in life expectancy would result in an increase in the defined benefit obligation. This would detrimentally impact the positions in the consolidated statement of financial position and may give rise to increased cost in the consolidated statement of income and loss and other comprehensive income and loss. This effect would be partially offset by an increase in the value of the plan’s bond holdings. Additionally, certain plans have caps on inflationary increases in place to partially protect against extreme inflation.

The estimated contributions to the pension plans in the 2025 financial year are expected to be approximately $4.4 million.
The weighted average of the duration of the defined benefit obligations was 10.5 years years in 2024, 10.7 years in 2023 and 9.5 years in 2022.
NOTE 8. DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES
Depreciation and amortization by asset type

	For the year ended December 31,
In millions	2024	2023	2022
Amortization:
Customer relationship	$23.8	$23.8	$23.3
Other intangible assets	37.7	37.6	34.4
Depreciation:
Buildings and constructions	44.3	34.3	30.2
Machinery and equipment	43.3	37.8	33.0
Right-of-use buildings and constructions	115.4	79.0	65.4
Right-of-use machinery and equipment	9.3	8.4	7.9
Total	$273.8	$220.9	$194.3
Impairment losses by asset type

	For the year ended December 31,
In millions	2024	2023	2022
Goodwill	$—	$—	$179.0
Trademarks	—	—	19.1
Total	$—	$—	$198.1
Depreciation, amortization and impairment by function

	For the year ended December 31,
In millions	2024	2023	2022
Cost of goods sold	$38.0	$38.0	$34.0
Selling, general and administrative expenses	235.8	182.9	160.4
Impairment losses on non-financial assets	—	—	198.1
Total	$273.8	$220.9	$392.4
Impairment losses by asset type
No impairment losses were recognized on goodwill and trademarks for the years ended December 31, 2024 and 2023.
Impairment on goodwill and on trademarks of $179.0 million and $19.1 million, respectively, was recognized for Peak Performance for the year ended December 31, 2022. The recoverable amount for Peak Performance as of December 31, 2022 was $197.2 million and was based on value-in-use calculations.

Impairment tests of goodwill and intangible assets with indefinite useful lives, such as trademarks, are performed annually or when management has identified indications of impairment. The Company's trademarks have an indefinite useful life as they are well known, long-standing and well-established within their respective markets. Management is focussed on continued investment in its products and brand awareness, and has assessed that the products will generate net cash inflows for the Company for an indefinite period. Therefore, trademarks are carried at cost and are not amortized. Management uses assumptions in respect of future market and economic conditions, such as economic growth, expected inflation rates, expected market share, revenue and margin developments.
Goodwill is monitored by management at the CGU level, the level at which it and other intangible assets with indefinite lives are tested for impairment. The CGUs of the Company for continuing operations are the following: Winter Sports Equipment, Salomon, Arc’teryx, Peak Performance and Ball & Racquet Sports. Discontinued operations are discussed in Note 29. Discontinued Operations and Assets and Liabilities Held for Sale.
The impairment tests were calculated as of December 31 of 2024 and 2023, respectively. The recoverable amounts of all CGUs are equal to the higher of the fair value less cost of disposal and the value in use (“VIU”). VIU has been calculated using the discounted cash flow method, using cash flow projections based on a 10-year financial forecast, of which the first 5-years were prepared by management and approved by the Company's Board of Directors. To better reflect medium to long term growth strategies and expectations for the CGUs in growing markets, the financial forecast after the first 5-year period was extrapolated for a further 5-years using declining growth rates which reduces the year five growth rate down to the terminal growth rates noted below.
The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and have been based on forecasted and historical data from external and internal sources. For the Arc'teryx and Salomon CGUs, the key assumptions were revenue compound annual growth rate (first 5-year and second 5-year periods), operating profit margin and pre-tax discount rate.
The key assumptions for the remaining CGUs were as follows:

	2024
	Winter Sports Equipment	Peak Performance	Ball & Racquet Sports
Revenue compound annual growth rate (2025-2029)	5.2%	8.8%	11.4%
Revenue compound annual growth rate (2030-2034)	4.4%	6.6%	7.3%
Operating profit margin (2025-2029)	Improving	Improving	Improving
Pre-tax discount rate	11.5%	11.9%	14.0%

	2023
	Winter Sports Equipment	Peak Performance	Ball & Racquet Sports
Revenue compound annual growth rate (2024-2028)	8.4%	13.8%	15.2%
Revenue compound annual growth rate (2029-2033)	4.2%	7.2%	6.1%
Operating profit margin (2024-2028)	Improving	Improving	Improving
Pre-tax discount rate	11.9%	14.7%	15.8%
The terminal value is derived from the Gordon Growth model. The terminal value growth rates used range from 3.2% to 4.1% which is in line with long-term nominal GDP growth of the economies in which the CGUs primarily operate, per external and reliably-sourced economic forecast data.
Cash flows are discounted back to present value using a risk adjusted discount rate, which is determined for each CGU separately.

Goodwill and trademarks were allocated to CGUs as follows:

	Goodwill		Trademarks
In millions	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Arc’teryx	$1,264.0	$1,361.7	$866.6	$943.7
Salomon	640.1	679.8	604.9	643.2
Ball & Racquet Sports	149.6	149.6	550.5	550.5
Winter Sports Equipment	74.0	79.0	124.6	132.5
Peak Performance	—	—	132.5	157.0
Total	$2,127.7	$2,270.0	$2,279.1	$2,427.0
Sensitivity Analysis:

As at December 31 2024, management performed sufficient sensitivity analyses to conclude that a reasonably possible change in key assumptions for the Arc'teryx and Salomon CGUs would not cause the carrying amounts of these CGUs to exceed the recoverable amounts.
Certain assumptions applied by management for calculating the recoverable amounts are sensitive to change and could cause the carrying amounts to exceed the recoverable amount.

For CGUs where a reasonably possible change in key assumptions could result in an impairment, the following table shows the amount by which the key assumptions would need to change to result in the carrying amounts being equal to the recoverable amounts:

	2024
%	Peak Performance	Winter Sports Equipment	Ball & Racquet Sports
Revenue compound annual growth rate (first 5-years)	(6.3)%	(4.2)%	(6.1)%
Revenue compound annual growth rate (second 5-years)	(8.5)%	(7.9)%	(12.6)%
Operating profit margin	(2.0)%	(1.6)%	(1.8)%
Pre-tax discount rate	1.6%	1.2%	2.2%
The estimated recoverable amount of the Peak Performance CGU exceeded its carrying amount by $66.5 million and $79.3 million as of December 31, 2024 and 2023, respectively.
The estimated recoverable amount of the Winter Sports Equipment CGU exceeded its carrying amount by $95.3 million and $114.6 million as of December 31 2024, and 2023, respectively.
The estimated recoverable amount of the Ball & Racquet Sports CGU exceeded its carrying amount by $448.8 million and $282.6 million as of December 31 2024, and 2023, respectively.
Based on the valuations of the CGUs, management is of the view that there are no reasonably possible changes in the assumptions, other than those noted above, that would cause the carrying amounts to exceed the recoverable amounts.

NOTE 9. SHARE-BASED PAYMENTS
The Company has various long-term incentive programs which are designed to align the interest of the shareholders and key employees in order to increase the value of the Company in the long-term, and to commit key employees to the Company.
Share-based payment expense, which is classified as selling, general, and administrative expenses on the consolidated statement of income and loss and comprehensive income and loss was as follows:

	For the year ended December 31,
In millions	2024	2023	2022
Restricted and performance share units	$12.1	$—	$—
Equity-settled share options	7.4	10.7	—
Cash-settled awards	1.8	35.3	—
Total	$21.3	$46.0	$—
Employee Stock Ownership Plan 2019 and 2023
The Board established the 2019 ESOP and 2023 ESOP, on November 27, 2019, and January 20, 2023, respectively. The maximum number of options that may be granted under the 2019 ESOP and 2023 ESOP is 3.0% and 1.2% , respectively, of all of the Company’s issued and outstanding shares on a fully diluted basis with shares subject to options that were forfeited without being exercised again becoming available pursuant to both plans. No additional options will be granted under these plans following completion of our IPO.
Share options granted under the 2019 ESOP and 2023 ESOP plans are eligible for vesting upon the later of satisfaction of vesting conditions set out in an award agreement, and an exit event (a public offering of the shares of the Company or a sale of a controlling majority of the shares in the Company or Amer Sports Corporation or any of its holding companies or the sale of the majority of the business assets of the Company) (the “exit event”). Management deemed the exit event, the public offering of the shares of the Company, probable on December 28, 2023, and the IPO closed on February 5, 2024.
In addition to an exit event, which is a non-market performance condition, 35% of the options granted are time-vested, which vest ratably over five years for the 2019 ESOP and three years for the 2023 ESOP, and 65% of the options granted contain market and non-market performance conditions based on Group and/or Brand performance.
The Company started recognizing share-based payment expenses for equity-settled awards and cash-settled awards during the fourth quarter of the year ended December 31, 2023, as management deemed the public offering of the shares of the Company probable on December 28, 2023. The expenses were booked against Other reserves for the equity-settled awards and against Other current liabilities and Other non-current liabilities for the cash-settled awards, which reflected the vesting through the date the awards became probable of being earned. No share-based payment expenses for equity-settled awards and cash-settled awards were recognized for the year ended December 31, 2022 since the occurrence of an exit event was not yet deemed probable.
Prior to the vesting of the option awards under the 2019 ESOP and 2023 ESOP plans, the Company made modifications of the terms of the awards.
On December 28, 2023, the Company modified certain stock options under the 2019 ESOP and 2023 ESOP plans to increase the exercise price, with cash compensation payable upon vesting. For cash-settled awards, the modified terms have been reflected in the remeasurement of the liability as of December 31, 2023. On January 4, 2024, the exercise price currency of all options was converted from EUR to USD. On January 22, 2024, the Company removed the choice of settlement between cash and equity for certain employees. Thus, those options will be settled in equity instruments of the Company. On January 29, 2024, certain options granted with Group performance vesting conditions were modified to lower the threshold for vesting of certain options upon IPO.

The incremental fair value of the modified options at the dates of the modifications was determined based on a Monte Carlo simulation model. Subsequent to the modifications above, all awards under the 2019 and 2023 ESOP plans are equity settled, except for the cash compensation payable upon vesting for Group awards. For equity-settled awards, the incremental compensation cost will be recognized as an expense over the remaining vesting period, starting from the modification date. For cash-settled awards, the modified terms have been reflected in the remeasurement of the liability as of December 31, 2024.

The number and weighted-average exercise prices of share options under the 2019 ESOP and 2023 ESOP were as follows:

2019 & 2023 ESOP:	2024		2023				2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price (USD) (1) (2)	Weighted average exercise price (EUR) (1) (2)		Number of options	Weighted average exercise price (USD) (1) (2)	Weighted average exercise price (EUR) (1) (2)
Outstanding at January 1	14,911,455	$9.56	9,640,694	$9.16	EUR	7.09	9,065,702	$9.09	EUR	7.09
Granted during the year	—	$—	5,309,094	$10.30	EUR	8.77	670,823	$9.92	EUR	7.09
Forfeited during the year	(780,114)	$11.03	(38,333)	$10.55	EUR	9.68	(95,831)	$7.90	EUR	7.09
Exercised during the year	(1,424,098)	$8.48	—	$—	EUR	—	—	$—	EUR	7.09
Outstanding at December 31	12,707,243	$10.02	14,911,455	$9.56	EUR	8.93	9,640,694	$9.16	EUR	7.09
Exercisable at December 31	8,299,943	$9.74	—	$—	EUR	—	—	$—	EUR	—
__________________________________________________
(1)Immediately prior to the completion of the IPO, the Company effected a 3.3269-for-1 share split of its ordinary shares (the “Share Split”). The number of options and weighted average exercise prices in the table above have been adjusted retrospectively to reflect the increase in the number of ordinary shares outstanding resulting from the share split. Refer to Note 18. Shareholders' Equity/(Deficit) for additional information.
(2)As a result of the change in currency of the exercise price, management converted the weighted average exercise price from EUR to USD for the years ended December 31, 2023 and 2022, respectively, to maintain the comparability of the disclosure.
The options outstanding had a remaining contractual life of 5 years, 6 years, and 7 years as of December 31, 2024, 2023, and 2022, respectively. Options granted under the 2019 ESOP and 2023 ESOP expire on November 27, 2029 and December 31, 2029, respectively.
Fair value of options granted and modified
The fair value of the options has been measured using a Monte Carlo simulation model. Service and non-market performance conditions attached to the options were not taken into account in measuring fair value. The market performance condition was taken into account in measuring fair value. Equity-settled awards are measured on the grant date while cash-settled awards are remeasured until settlement.

The inputs used in the measurement of the fair values of equity-settled awards at the respective modification dates and the re-measurement of the fair values of cash-settled awards as of December 31, 2024 were as follows:

ESOP 2019 & 2023 Plans	Equity-settled awards	Cash-settled awards
	Fair value at re-measurement dates:	Remeasured fair value at December 31, 2024
Cash compensation payable of group performance based options	N/A	$0.22 - $4.92
Fair value of underlying share at re-measurement dates	$13.00 - $18.94	N/A
Exercise Price	$7.70 - $14.19	N/A
Expected Volatility	39.8% - 44.4%	42.2%
Expected life	1.03 - 5.19 years	0.09 - 1.75 years
Expected dividends	—%	—%
Risk-fee interest rate	4.0% - 4.8%	4.6%
The inputs used in the measurement of the fair values of equity-settled awards as at respective grant dates and the re-measurement of the fair values of cash- settled awards as of December 31, 2023 and 2022, respectively were as follows:

ESOP 2019 & 2023 Plans (1) (2)	Equity-settled awards
	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2022
	Fair value at grant dates (EUR):	Fair value at grant dates (USD):	Fair value at grant dates (EUR):	Fair value at grant dates (USD):
Time vested options	EUR 5.50 - EUR 8.37	$6.07 - $9.25	EUR 5.67 - EUR 6.90	$6.05 - $7.35
Brand performance based options	EUR 5.13 - EUR 6.87	$5.67 - $7.59	EUR 5.51 - EUR 6.62	$5.87 - $7.06
Group performance based options	EUR 1.74 - EUR 3.23	$1.92 - $3.57	EUR 2.62 - EUR 3.28	$2.80 - $3.50
Fair value of underlying share at measurement dates	EUR 12.40 - EUR 14.02	$13.70 - $15.49	EUR 11.31 - EUR 12.40	$12.06 - $13.22
Exercise price	EUR 7.09 - EUR 9.68	$7.84 - $10.69	EUR 7.09	$7.01 - $7.89
Expected volatility	40.3% - 45.5%	40.3% - 45.5%	39.0% - 45.5%	39.0% - 45.5%
Expected life	1.63 - 6.00 years	1.63 - 6.00 years	3.05 - 6.00 years	3.05 - 6.00 years
Expected dividends	—%	—%	—%	—%
Risk-free interest rate	2.3% - 3.2%	2.3% - 3.2%	0.3% - 2.0%	0.3% - 2.0%

ESOP 2019 & 2023 Plans (1) (2)	Cash-settled awards
	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2022
	Remeasured fair value at period end dates (EUR):	Remeasured fair value at period end dates (USD):	Remeasured fair value at period end dates (EUR):	Remeasured fair value at period end dates (USD):
Time vested options	EUR 6.55 - EUR 10.75	$7.24 - $11.87	EUR 6.68 - EUR 6.87	$7.12 - $7.33
Brand performance based options	EUR 5.61 - EUR 10.98	$6.20 - $12.14	EUR 6.68	$7.12
Group performance based options	EUR 7.38 - EUR 7.51	$8.15 - $8.29	EUR 3.31	$3.53
Fair value of underlying share at measurement dates	EUR 17.13	$18.93	EUR 12.40	$13.22
Exercise price	EUR 7.09 - EUR 12.92	$7.74 - $14.11	EUR 7.09	$7.89
Expected volatility	40.0% - 44.0%	40.0% - 44.0%	41.8% - 45.7%	41.8% - 45.7%
Expected life	1.25 - 4.25 years	1.25 - 4.25 years	3.00 - 5.25 years	3.00 - 5.25 years
Expected dividends	—%	—%	—%	—%
Risk-free interest rate	2.0% - 2.9%	2.0% - 2.9%	2.5%	2.5%
__________________________________________________
(1)Immediately prior to the completion of the IPO, the Company effected a 3.3269-for-1 share split of its ordinary shares (the “Share Split”). The share values in the table above have been adjusted retrospectively to reflect the increase in the number of ordinary shares outstanding resulting from the share split. Refer to Note 18. Shareholders' Equity/(Deficit) for additional information.
(2)On January 4, 2024, the exercise price currency of all options was converted from EUR to USD. The fair value inputs previously reported in EUR were converted to USD using the exchange rate on the date of the original grant (for the exercise price) or the rate as of December 31 of the disclosed period (for all other inputs disclosed in EUR) for purposes of comparability with current year information.
Due to the limited history of the company’s publicly traded shares, expected volatility has been based on the historical volatility of the comparable companies’ share price, particularly over the historical period commensurate with the expected life of the options.
Amer Sports, Inc. 2024 Omnibus Incentive Plan
On January 31, 2024, the Board approved the Omnibus Incentive Plan which provides for share options, (including incentive stock options and nonqualified stock options), share appreciation rights, restricted shares, RSUs, performance awards, other cash-based awards and other share-based awards. The maximum number of shares originally authorized for issuance upon the exercise of incentive share options under the Omnibus Incentive Plan is 39,159,968. As of December 31, 2024, the total number of shares available for issuance upon the exercise of incentive share options under the Omnibus Incentive Plan is 38,183,110.
The Company made grants of RSUs that generally vest ratably over a period of three years, subject to continued employment of the recipients. The Company also made grants of PSUs, which generally vest at the end of a three-year period, subject to continued employment and the achievement of certain revenue and Adjusted EBITDA targets.
Fair value of units granted
The fair value of the RSUs and PSUs has been measured as the closing market stock price on the grant date.

The following table summarizes the activity in RSUs and PSUs for employees and non-employee directors during the year ended December 31, 2024;

	RSUs		PSUs
	Number of units	Weighted Average Grant Date Fair Value	Number of units	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2024	—	$—	—	$—
Granted during the year	1,101,085	$13.63	2,012,596	$14.55
Vested during the year	(21,079)	$13.64	(16,412)	$14.55
Forfeited during the year	(61,032)	$13.64	(107,363)	$14.55
Outstanding at December 31, 2024	1,018,974	$13.63	1,888,821	$14.55

NOTE 10. NET FINANCE COST

	For the year ended December 31,
In millions	2024	2023	2022
Interest income	$8.8	$6.4	$3.3

Interest expense
Interest expense on interest bearing debt	(174.2)	(158.9)	(90.5)
Interest expense on lease liabilities	(22.4)	(12.2)	(8.5)
Interest expense to related parties	(21.6)	(227.5)	(138.5)
Interest expense related to pension liabilities	(0.5)	(0.9)	(0.6)
Interest expense related to derivative instruments	(0.1)	(2.2)	(5.8)
Other interest expense	(0.2)	4.1	6.4
	(219.0)	(397.6)	(237.5)

Foreign currency exchange (losses)/gains, net & other finance costs
Exchange rate (losses)/gains (1)	(54.2)	(5.3)	6.0
Change in fair value of derivative instruments not used in hedge accounting	(1.1)	(2.5)	7.0
Other finance cost	(12.3)	(8.1)	(12.0)
	(67.6)	(15.8)	1.0

Loss on debt extinguishment	(31.8)	—	—

Net finance cost	$(309.6)	$(407.0)	$(233.2)
__________________________________________________
(1)Exchange rate losses in 2024 includes approximately $18.0 million of losses related to contract costs incurred in association with our IPO.

NOTE 11. INCOME TAXES

	For the year ended December 31,
In millions	2024	2023	2022
Current income tax expense
Current period	$137.4	$140.7	$70.9
Adjustment in respect of prior periods	(1.3)	0.1	(5.4)
	136.1	140.8	65.5
Deferred income tax expense
Deferred taxes of deferred tax assets	(46.2)	(24.0)	(7.6)
Deferred taxes of deferred tax liabilities	(4.6)	(10.6)	(13.8)
Adjustment in respect of prior periods	(2.5)	(2.0)	4.2
Total deferred income tax expense	(53.3)	(36.6)	(17.2)

Income Tax Expense	$82.8	$104.2	$48.3
Reconciliation between income taxes at local tax rates in different countries and the total tax expense in the statement of income and loss and other comprehensive income and loss:

In millions	2024	2023	2022
Income / (Loss) from continuing operations before income tax expense	$161.2	$(104.6)	$(182.6)
Effective tax rate	51%	(100)%	(26)%
Income tax using the effective tax rate	82.8	104.2	48.3

Taxes at local rates applicable to earnings in countries concerned	51.8	53.0	(4.3)
Deferred taxes on net operating losses which were not recognized	28.8	17.8	5.4
Withholding taxes	22.3	13.4	9.6
Deferred taxes on temporary differences which were not recognized	18.0	17.0	41.9
Changes in tax rates	0.2	0.2	(0.4)
Other US taxes (BEAT & GILTI)	(0.3)	0.1	1.7
Permanent differences	3.0	0.4	0.0
Change in unrecognized deferred taxes	(1.4)	—	—
Taxes for prior periods	(3.8)	(1.9)	(1.2)
Foreign tax credits	(9.6)	(6.1)	(3.5)
Changes in uncertain tax positions	(28.3)	10.3	0.6
Other	2.1	0.0	(1.5)
Taxes recognized in the consolidated statement of income and loss	$82.8	$104.2	$48.3
The table above shows a reconciliation between tax expense and the product of the income/(loss) from continuing operations before income tax expense multiplied by the average tax rate. The average tax rate is a quotient from the Company’s income/(loss) and tax expense. A negative result is due to negative earnings before taxes, mainly impacted by the non-deductible interest expenses in some jurisdictions, while certain other jurisdictions generated high taxable income. In addition, in 2022, there were impairment charges for book purposes for which no deferred taxes could be recorded. The taxes at local rates applicable to earnings in countries concerned include the aggregate of income taxes prepared by using the local statutory rate in each individual jurisdiction. The major reconciling items to total tax include unrecognized deferred tax assets from unused interest expense and tax losses, the reversal of uncertain tax positions as a result of the closure of tax audits and expiration of statute of limitations, withholding taxes, and foreign tax credits which are disclosed in the respective line items.

DEFERRED TAX ASSETS AND LIABILITIES
The major components of deferred tax assets and liabilities are comprised of the following:

In millions	December 31, 2024	December 31, 2023
Deferred tax assets:
Provisions	$87.1	$65.6
Carryforward of unused tax losses	32.8	21.8
Employee benefits	19.3	2.0
Impairment	3.1	3.0
Fair value adjustments	—	7.9
Foreign tax credits	0.6	0.6
Unrecognized profit on internal sales of inventory	14.8	14.0
Other temporary differences	19.8	16.7
Total	$177.5	$131.6

Deferred tax liabilities:
Depreciation differences	(22.1)	(21.1)
Difference between carrying value and fair value adjustment due to acquisition of Amer Sports Corporation
Trademarks	(481.3)	(511.2)
Other intangible assets	(36.2)	(60.8)
Property, plant and equipment	(23.2)	(16.8)
	(540.7)	(588.8)
Fair value adjustments	(0.9)	—
Other temporary differences (1)	(33.6)	(35.0)
Total	(597.3)	(644.9)

Net deferred tax liabilities	$(419.8)	$(513.3)
________________________________________________________
(1)Primarily consists of deferred tax liabilities related to customer and marketing related intangibles
Deferred taxes recognized in the statement of financial position:

In millions	December 31, 2024	December 31, 2023
Deferred tax assets	$67.6	$161.7
Deferred tax liabilities	(487.4)	(675.0)
Total	$(419.8)	$(513.3)

The change in the components of deferred tax assets and liabilities for the year are as follows:

In millions	January 1, 2024	Charge in consolidated statement of income/(loss)	Translation differences	Charged to OCI	Other	December 31, 2024
Provisions	$65.6	$24.4	$0.2	$—	$(3.1)	$87.1
Carryforward of unused tax losses	21.8	14.0	(3.0)	—	—	32.8
Employee benefits	2.0	0.8	(0.5)	17.0	—	19.3
Impairment	3.0	—	0.1	—	—	3.1
Fair value adjustments	7.9	—	(1.1)	(7.7)	—	(0.9)
Foreign tax credits	0.6	—	(0.1)	—	0.1	0.6
Unrecognized profit on internal sales of inventory	14.0	1.7	(0.9)	—	—	14.8
Depreciation differences	(21.1)	(3.9)	0.2	—	2.7	(22.1)
Difference between carrying value and fair value adjustment due to acquisition of Amer Sports Corporation	(588.8)	10.5	37.6	—	—	(540.7)
Other temporary differences	(18.3)	5.8	2.9	—	(4.2)	(13.8)
Total	$(513.3)	$53.3	$35.4	$9.3	$(4.5)	$(419.8)

In millions	January 1, 2023	Charge in consolidated statement of income/(loss)	Translation differences	Charged to OCI	Other	December 31, 2023
Provisions	$39.8	$23.6	$4.9	$—	$(2.7)	$65.6
Carryforward of unused tax losses	19.8	0.4	1.6	—	—	21.8
Employee benefits	4.2	(1.4)	—	(0.8)	—	2.0
Impairment	3.0	—	—	—	—	3.0
Fair value adjustments	5.0	—	1.0	1.9	—	7.9
Tax credits	2.5	(2.0)	0.1	—	—	0.6
Unrecognized profit on internal sales of inventory	11.0	2.5	0.5	—	—	14.0
Depreciation differences	(20.9)	(0.1)	(0.1)	—	—	(21.1)
Difference between carrying value and fair value adjustment due to acquisition of Amer Sports Corporation	(591.9)	10.6	(7.5)	—	—	(588.8)
Other temporary differences	(19.1)	3.0	(6.5)	—	4.3	(18.3)
Total	$(546.6)	$36.6	$(6.0)	$1.1	$1.6	$(513.3)

Recognized tax losses:

In millions		Amount of losses		Amount of deferred tax assets relating to losses
Jurisdiction	Expiry	Dec 31, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023
Canada	20 years	$23.0	$40.1	$6.0	$10.7
France	indefinite	59.8	47.4	15.0	11.8
the United States	indefinite	36.9	—	7.9	1.0
Austria	indefinite	9.3	—	2.1	—
Other		—	—	1.8	(1.7)
Total				$32.8	$21.8
Unrecognized tax attributes:

In millions	December 31, 2024	December 31, 2023
Unused tax losses carried forward, for which no deferred tax assets were recognized	$274.9	$148.5
Other temporary differences, for which no deferred tax assets were recognized	797.1	767.4
Unrecognized net deferred tax assets	227.0	196.3
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
In December 2021, the OECD introduced the Global Anti-Base Erosion (GloBE) Rules, which set out global minimum tax rules designed to ensure that large multinational businesses with group annual revenue of EUR 750 million or more pay a minimum effective rate of tax of 15% on profits in all their operating countries (referred to as “Pillar Two”). Countries may also implement their own domestic minimum tax regimes. Global minimum tax rules have been enacted in certain jurisdictions in which we are subject to income taxes. To provide transitional relief for Pillar Two tax compliance and administrative burden, the OECD has introduced a Framework for Transitional Safe CbCR Safe Harbors applicable for a Transition Period covering the years ended December 31, 2024 to December 31, 2026.
Jurisdictions in which the Company operates have implemented the Pillar Two EU Directive and it is applicable as of December 31, 2024. The Company took measures to assess its exposure to Pillar Two minimum taxation and no material top-up taxes arose for the Company for the year ended December 31, 2024. The Company will monitor the development of regulatory updates, as the OECD is expected to publish additional guidance and details concerning e.g. permanent safe harbor frameworks and Qualified Domestic Minimum Tax Regimes. The Company is continuing to assess the impact of the Pillar Two income taxes legislation on its future financial performance.

NOTE 12. INTANGIBLE ASSETS

In millions	Goodwill	Trademarks	Customer relationship	Other intangibles	Intangible advances paid and development in progress	Total
Initial cost at January 1, 2024	$2,457.9	$2,446.8	$287.8	$486.4	$4.1	$5,682.9
Additions	0.8	—	—	6.6	66.3	73.7
Disposal of subsidiary	(0.5)	—	—	(11.4)	—	(11.9)
Disposals	—	—	—	(12.8)		(12.8)
Transfers	—	—	—	16.1	(16.1)	—
Translation differences	(153.8)	(149.4)	(17.5)	(22.5)	(1.9)	(345.1)
Balance at December 31, 2024	$2,304.4	$2,297.4	$270.3	$462.4	$52.4	$5,386.9
Accumulated amortization and impairment losses at January 1, 2024	187.9	19.8	115.5	341.1	—	664.3
Amortization during the period	—	—	23.8	37.7	—	61.5
Disposal of subsidiary	—	—	—	(7.6)	—	(7.6)
Disposals	—	—	—	(11.7)	—	(11.7)
Translation differences	(11.2)	(1.5)	(7.2)	(17.5)	—	(37.4)
Balance at December 31, 2024	$176.7	$18.3	$132.1	$342.0	$—	$669.1

Total Balance at December 31, 2024	$2,127.7	$2,279.1	$138.2	$120.4	$52.4	$4,717.8

In millions	Goodwill	Trademarks	Customer relationship	Other intangibles	Intangible advances paid and development in progress	Total
Initial cost at January 1, 2023	$2,421.4	$2,413.6	$278.9	$465.2	$3.6	$5,582.7
Business combinations	1.3	—	—	—	—	1.3
Additions	—	—	—	7.5	5.1	12.7
Transfers	—	—	—	3.7	(4.5)	(0.8)
Translation differences	35.2	33.2	8.9	9.9	(0.1)	87.1
Balance at December 31, 2023	$2,457.9	$2,446.8	$287.8	$486.4	$4.1	$5,682.9
Accumulated amortization and impairment losses at January 1, 2023	179.0	19.1	88.2	298.0	—	584.4
Amortization during the period	—	—	23.8	37.6	—	61.4
Transfers	—	—	—	(1.9)	—	(1.9)
Translation differences	8.8	0.7	3.5	7.3	—	20.4
Balance at December 31, 2023	$187.9	$19.8	$115.5	$341.1	$—	$664.3

Total Balance at December 31, 2023	$2,270.0	$2,427.0	$172.3	$145.3	$4.1	$5,018.7
Other intangibles is primarily comprised of capitalized software.
The Company’s contractual commitments for the acquisition of intangible assets as of December 31, 2024 and December 31, 2023 were $18.7 million and $0.8 million, respectively. Refer to Note 19. Borrowings for details of assets pledged as security for liabilities.

NOTE 13. PROPERTY, PLANT AND EQUIPMENT

In millions	Land	Buildings and constructions	Machinery and equipment	Advances paid and construction in progress	Property, plant and equipment
Initial cost at January 1, 2024	$35.9	$374.9	$457.0	$74.9	$942.7
Additions	1.4	66.9	37.2	118.5	224.0
Disposal of subsidiary	—	—	(6.7)	(0.4)	(7.1)
Disposals	—	(28.3)	(30.8)	(0.7)	(59.8)
Transfers	—	82.0	58.1	(140.1)	—
Translation differences	(1.7)	(19.0)	(24.3)	(3.7)	(48.7)
Balance at December 31, 2024	$35.6	$476.5	$490.5	$48.5	$1,051.1
Accumulated depreciation and impairment losses at January 1, 2024	—	201.1	299.6	—	500.8
Depreciation during the period	—	44.3	43.3	—	87.6
Disposal of subsidiary	—	—	(4.3)	—	(4.3)
Disposals	—	(28.2)	(29.3)	—	(57.5)
Translation differences	—	(9.1)	(15.8)	—	(24.9)
Balance at December 31, 2024	—	208.1	293.5	—	501.6

Total Balance at December 31, 2024	$35.6	$268.4	$197.0	$48.5	$549.5

In millions	Land	Buildings and constructions	Machinery and equipment	Advances paid and construction in progress	Property, plant and equipment
Initial cost at January 1, 2023	$34.9	$327.6	$419.6	$33.8	$815.9
Business combinations	—	—	1.3	—	1.3
Additions	—	30.4	26.9	88.5	145.9
Divestments and disposals	—	—	(1.5)	—	(1.5)
Transfers	—	11.5	1.1	(48.9)	(36.4)
Translation differences	1.0	5.4	9.6	1.5	17.5
Balance at December 31, 2023	$35.9	$374.9	$457.0	$74.9	$942.7
Accumulated depreciation and impairment losses at January 1, 2023	—	181.4	272.5	—	454.0
Depreciation during the period	—	34.3	37.8	—	72.1
Divestments and disposals	—	—	(1.0)	—	(1.0)
Transfers	—	(17.0)	(15.7)	—	(32.7)
Translation differences	—	2.4	6.0	—	8.4
Balance at December 31, 2023	—	201.1	299.6	—	500.8

Total Balance at December 31, 2023	$35.9	$173.8	$157.4	$74.9	$441.9
Refer to Note 8. Depreciation, Amortization, and Impairment Losses for additional information regarding the Company's impairment assessments.
The Company’s contractual commitments for the acquisition of property, plant and equipment as of December 31, 2024 and December 31, 2023 were $22.5 million and $22.1 million, respectively. Refer to Note 19. Borrowings for details of assets pledged as security for liabilities.

NOTE 14. OTHER NON-CURRENT FINANCIAL ASSETS AND CASH AND CASH EQUIVALENTS
Other non-current financial assets
Other non-current financial assets includes financial assets at fair value through OCI (“FVOCI”) related to shares in an unlisted company of $12.6 million and $9.2 million as of December 31, 2024 and 2023, respectively.
On initial recognition, the Company designated its investment in an unlisted company to be measured at FVOCI since the investment is not held for trading and is not traded in an active market. The Company recorded a fair value gain of $3.5 million and an impairment of $10.9 million on this investment for the years ended December 31, 2024 and 2022, respectively, which were recognized in other comprehensive income and loss. The Company used a market approach valuation technique to determine the fair value.
Additionally, the Company held financial assets at amortized cost of $4.2 million and nil as of December 31, 2024 and 2023, respectively, related to a promissory note received in association with the disposal of a subsidiary.
Cash and cash equivalents
Cash and cash equivalents comprise cash in hand and at financial institutions of $345.4 million and $483.4 million as of December 31, 2024 and 2023, respectively.
There are no utilization restrictions on our cash and cash equivalents as of December 31, 2024 and 2023, respectively, however, the repatriation of funds from Russia is currently only possible to a limited extent.
NOTE 15. INVENTORIES
The Company periodically reviews its inventories for excess amounts, obsolescence and declines in selling prices below cost and records an allowance against the inventory balance to account for these circumstances. The reviews require management to estimate future demand for products.
Gross and net inventories

In millions	December 31, 2024	December 31, 2023
Gross inventories	$1,263.5	$1,129.0
Inventory provisions	(40.2)	(29.4)
Net inventories	$1,223.3	$1,099.6

In millions	December 31, 2024	December 31, 2023
Net inventories
Raw materials and consumables	$36.6	$45.0
Work in progress	44.6	48.7
Finished goods	1,142.1	1,005.9
Total	$1,223.3	$1,099.6
Inventory write-downs, including the impact of inventory provisions, recorded in Cost of goods sold were $42.5 million, $16.3 million and $15.9 million for the years ended December 31, 2024, 2023 and 2022, respectively.
Refer to Note 19. Borrowings for details of assets pledged as security for liabilities.

NOTE 16. TRADE RECEIVABLES
Aging analysis of external accounts receivable and amounts recognized as expected credit loss reserve (1)

In millions	December 31, 2024	December 31, 2023
Not due	$516.9	$489.0
1-30 days overdue	69.7	56.4
31-60 days overdue	13.9	19.8
61-90 days overdue	5.0	9.7
91-120 days overdue	1.0	3.9
more than 120 days overdue	16.7	19.2
Gross Accounts Receivable	$623.2	$598.0
Expected credit loss reserve	16.1	16.2
Net Accounts Receivable	$607.1	$581.8
__________________________________________________
(1)Excludes accounts receivable from related parties of nil and $18.0 million as of December 31, 2024 and 2023, respectively.
Accounts receivable more than 120 days overdue is mainly related to the Company’s export business and specific payment plans have been agreed with the related distributors.
Bad debt write-offs were $4.9 million, $3.6 million, and $4.2 million for the years ended December 31, 2024, 2023, and 2022, respectively. The total impact on the consolidated statement of income loss and other comprehensive income and loss from bad debt write-offs and the change in the receivable reserve were $1.9 million, $2.4 million, and $3.6 million for the years ended December 31, 2024, 2023, and 2022, respectively.

NOTE 17. PREPAID EXPENSES AND OTHER ASSETS

In millions	December 31, 2024	December 31, 2023
Related to financing activities:
Prepaid interest	$15.5	$17.0
Derivative instruments	44.5	12.5
Related to operating and other activities:
Other tax receivables	34.2	24.3
Prepaid license fees	10.4	8.1
Prepaid advertising and promotion	8.4	7.8
Loan receivable (1)	7.3	—
Discounted bills	7.0	6.8
Prepaid insurance	5.1	6.3
Prepaid employee benefits	0.8	0.5
Other receivables (2)	80.0	79.1
Total	$213.2	$162.3
________________________________________________________
(1)The Company had outstanding accounts receivable from a single distributor in Argentina, who was not able to pay its outstanding invoice amounts due to payment restrictions by the Central Bank of Argentina. The Company reached an agreement with the distributor and the related trade receivables were converted to a loan with a specific payment plan in 2022. The distributor made payments as planned throughout 2024 and the outstanding balance was $9.4 million as of December 31, 2024, of which $7.3 million is current and expected to be received in equal monthly installments over 12 months from the balance sheet date.

(2)As of December 31, 2023, Other receivables included other non interest-yielding assets to related parties. Refer to Note 26. Related Parties.
NOTE 18. SHAREHOLDERS’ EQUITY/(DEFICIT)
Share Capital
The authorized share capital of the Company is EUR 75,000,000 divided into 2,495,175,000 shares of a nominal or par value of EUR 0.0300580119630888 each. As of December 31, 2024, there were 553,631,196 shares outstanding, amounting to share capital of $18.4 million. As of December 31, 2023, there were 115,220,745 A shares and 352,193 B shares outstanding, amounting to share capital of $642.2 million.
Immediately prior to the completion of the IPO, the Company (i) redesignated and reclassified each of the issued and outstanding class A voting shares and each of the issued and outstanding class B non-voting shares into a single class of ordinary shares, each entitled to one vote per share (collectively, the “Reclassification”) and (ii) effected a 3.3269-for-1 share split of its ordinary shares (the “Share Split”). Following the Reclassification and the Share Split, but before giving effect to the IPO, the Company had 384,499,607 ordinary shares issued and outstanding. After giving effect to the IPO, the Company had 505,249,607 ordinary shares issued and outstanding.
In addition to the Reclassification and the Share Split, the Company equitized a portion of Borrowings from related parties (comprised of the Investment Loan and Facility A Loan) in the amount of $2.56 billion (the “Equitization”), which resulted in an increase of Capital reserve. The Equitization is accounted for as a capital contribution.
During the fiscal year 2023, a capital contribution of $227.2 million was recognized related to the suspension of interest on related party loans. Refer to Note 26. Related Parties for additional information on related party loans.
In connection with the IPO, the Company eliminated the line item Reserves and instead introduced the Share premium, Capital reserve, and Cash flow hedge reserve line items to be presented on the face of the consolidated statement of financial position. Certain amounts have been reclassified as of December 31, 2023 to conform to the current presentation.

Share premium reflects the amount of share offering proceeds exceeding the par value. Capital reserve reflects the Equitization and suspension of interest relating to the borrowings from related parties. Management believes that this presentation improves comparability to peers and investors’ understanding of the financial impact resulting from the IPO and the Equitization.

Initial Public Offering
On January 31, 2024, the Company’s initial public offering (including the proceeds from the exercise of the overallotment option described below, together with the use of proceeds therefrom, the “Amer Sports IPO”) priced and its ordinary shares began trading on the New York Stock Exchange under the ticker “AS” on February 1, 2024.
The Amer Sports IPO closed on February 5, 2024, raising $1,365.0 million in gross proceeds, and the underwriters subsequently exercised a portion of their overallotment option to purchase additional shares, raising $102.4 million in additional gross proceeds on February 6, 2024.
On February 8, 2024, the underwriters exercised the remaining portion of the option to purchase additional shares, raising an additional $102.4 million in further additional gross proceeds. Transaction costs accounted for as a deduction from share premium associated with the IPO were $61.6 million.
Follow-on Offering
On December 6, 2024, the Company closed its follow-on offering, raising $1,079.2 million in gross proceeds which includes the underwriters overallotment option of $140.8 million. Transaction costs accounted for as a deduction from share premium associated with the follow-on offering were $34.1 million.
Reconciliation of number of shares outstanding

Number of shares	2024	2023
Shares outstanding as of January 1 (1)	384,499,607	384,499,607
Shares sold externally	167,670,000	—
Shares issued due to exercise of share options and vesting of RSUs and PSUs	1,461,589	—
Shares outstanding as of December 31	553,631,196	384,499,607
________________________________________________________
(1)Shares outstanding have been adjusted retrospectively to reflect the increase in the number of ordinary shares outstanding resulting from the Share Split. Shares outstanding before the Share Split represent the sum of Class A and Class B shares outstanding, prior to the Reclassification.
NOTE 19. BORROWINGS

In millions	December 31, 2024	December 31, 2023
Senior secured notes	$790.8	$—
Borrowings from related parties	—	4,077.0
Term loans	—	1,863.4
Revolving credit facility	—	291.0
Other borrowings	136.5	90.0
Total borrowings	$927.3	$6,321.4
Less: current portion	136.5	381.0
Non-current portion	$790.8	$5,940.4

The scheduled payments of borrowings, excluding interest, in future financial years are summarized as follows:

In millions	December 31, 2024
2025	$136.5
2026	—
2027	—
2028	—
2029	—
Thereafter	800.0
Total repayments	$936.5
Less: Unamortized debt discount	(6.3)
Less: Unamortized debt issuance costs	(2.9)
Total long-term debt	$927.3
Less: Current portion	136.5
Non-current portion	$790.8
Borrowings from Related Parties
Immediately prior to the completion of the IPO, a portion in the amount of approximately $2.6 billion of Borrowings from related parties (comprised of the Investment Loan and Facility A loan), with a carrying value of $4.08 billion as of December 31, 2023, were equitized (the “Equitization”).
The Investment Loan was an unsecured loan from Amer Sports Holding (Cayman) Limited ("JVCo"). Borrowings thereunder accrued interest at a rate equal to the percentage rate per annum which was the aggregate of the applicable margin of 4.00%, 4.25% or 4.50%, depending on the current leverage ratio, and EURIBOR for any loans in EUR and LIBOR for all other loans, plus 0.25%. Approximately EUR 2.30 billion of this loan was equitized immediately prior to the completion of the Company's IPO and EUR 125.5 million was set off against certain outstanding liabilities of Amer Sports Holding (Cayman) Limited, and all remaining liabilities were repaid in full in connection with the Company's IPO.
The Facility A Loan was an unsecured loan from Amer Sports Holding (Cayman) Limited. Borrowings thereunder accrued interest at a rate equal to the percentage rate per annum which is the aggregate of the applicable margin of 2.00% or 1.75%, depending on the current leverage ratio, and EURIBOR, plus a margin to be determined from time to time. The Facility A Loan was repaid on February 6, 2024.
For the Investment Loan and Facility A Loan, the accrual of interest under both loans was suspended subsequent to December 31, 2022 in anticipation of the IPO and the related Equitization. The suspension of interest as well as the Equitization were accounted for as capital contributions. Refer to Note 18. Shareholders' Equity/(Deficit) for further details on the Equitization.
Senior Facilities Agreement

The net proceeds from the IPO, the net proceeds from the New Senior Secured Credit Facilities, the $800.0 million of new senior secured notes and the additional cash on hand were used to repay (i) all remaining borrowings under the Senior Facilities Agreement with a carrying value of $1.86 billion as of December 31, 2023, which were recorded within non-current borrowings on the consolidated statement of financial position, (ii) the remaining borrowings from Borrowings from related parties after the Equitization as well as (iii) the remaining borrowings from the bilateral facility with Standard Chartered and the old revolving credit facility under the Senior Facilities Agreement with a carrying value in the amount of $90.0 million and $291.0 million, respectively, as of December 31, 2023, which were both recorded within other current borrowings on the consolidated statement of financial position. As a result of the repayment, the Company recorded a loss on the early extinguishment of debt for the year ended December 31, 2024, of $14.3 million.

New Senior Secured Notes
On February 16, 2024, Amer Sports Company (the “Issuer”), our wholly owned subsidiary, entered into an indenture (the “Indenture”) with The Bank of New York Mellon, as trustee, Wilmington Trust (London) Limited, as notes collateral agent, and the guarantors party thereto, pursuant to which the Issuer issued $800.0 million principal amount of 6.75% senior secured notes (the “Notes”). Pursuant to the Indenture, the Notes will mature on February 16, 2031.
New Senior Secured Credit Facilities
On February 16, 2024, the Company entered into a new credit agreement, providing for (i) a new 7-year $500.0 million term loan facility (the “USD Term Loan Facility”), (ii) a new 7-year EUR 700.0 million term loan facility (the “EUR Term Loan Facility”) and together with the USD Term Loan Facility, the “New Term Loan Facilities”) and (iii) a new $710.0 million 5-year revolving credit facility (the “New Revolving Credit Facility”).
The New Senior Secured Credit Facilities are secured by assets of certain group companies. Property, plant and equipment with a carrying amount of $317.5 million, intangible assets with a carrying amount of $320.0 million and inventories with a carrying amount of $952.4 million, as of December 31, 2024, were pledged as security.
On September 30, 2024, the Company prepaid $65.0 million on the USD Term Loan Facility. Simultaneously, the Company repriced its New Term Loan Facilities. There was no gain or loss recorded on the repricing. The Company incurred $2.3 million of transaction costs as a result of the repricing, which have been recorded to foreign currency exchange losses, net & other finance costs in the consolidated statement of income and loss and other comprehensive income and loss for the year ended December 31, 2024.
On November 29, 2024, the Company prepaid an additional $84.6 million on the USD Term Loan Facility, and on December 19, 2024, the Company repaid $349.1 million and EUR 700.0 million ($728 million) in full settlement of the outstanding balances of the USD Term Loan and EUR Term Loan, respectively. A loss on debt extinguishment of $17.5 million and a loss on interest rate derivatives associated with the borrowings of $11.0 million was recorded in the consolidated statement of income and loss and other comprehensive income and loss for the year ended December 31, 2024.
No amounts were borrowed on the New Revolving Credit Facility as of December 31, 2024.

Standard Chartered Bank Facility
Amer Sports European Center AG, our wholly owned subsidiary, has an outstanding credit line with Standard Chartered Bank which allows for up to $90.0 million in short term loans for working capital requirements (“Standard Chartered Bank Facility”), which bears interest at the applicable EURIBOR and/or SOFR and a margin of 1.65%. Borrowings on the Standard Chartered Bank Facility were nil and $90.0 million as of December 31, 2024 and 2023, respectively.
China Facilities
On September 2, 2024, Amer Sports Shanghai Trading Ltd., our wholly owned subsidiary, entered into a CNY 500 million unsecured working capital line of credit with China Merchants Bank Co., Ltd (the “September China Facility”), which bears interest at 3.0%. The line of credit expires in September 2025. As of December 31, 2024, $68.5 million (based on the USD/CNY exchange rate as of December 31, 2024), the full amount of the line of credit under the September China Facility was outstanding and included in Other Borrowings on the consolidated statement of financial position.
On November 19, 2024, Amer Sports Shanghai Trading Ltd., our wholly owned subsidiary, entered into an additional CNY 500 million unsecured working capital line of credit with Bank of China Limited (the “November China Facility”, and together with the September China Facility, the “China Facilities”), which bears interest at the one-year China Loan Prime Rate less 50 basis points, equivalent to 2.6% at the time of withdrawal on November 22, 2024. The line of credit expires in November 2025. As of December 31, 2024, $68.5 million (based on the USD/CNY exchange rate as of December 31, 2024), the full amount of the line of credit under the November China Facility was outstanding and included in Other Borrowings on the consolidated statement of financial position.

NOTE 20. OTHER CURRENT LIABILITIES

In millions	December 31, 2024	December 31, 2023
Related to financing activities:
Accrued interest	$23.2	$33.0
Payables related to derivatives	22.3	31.2
Related to operating and other activities:
Accrued personnel costs	244.1	148.0
Accrued advertising and promotion	118.1	57.3
Contract liabilities	82.5	25.0
Refund liabilities	41.8	35.5
Sales & value-added taxes	54.3	25.7
Goods received not invoiced	45.5	25.7
Accrued royalties	6.7	8.5
Liabilities for share-based payments (1)	—	18.5
Other accrued liabilities	49.4	159.2
Total	$687.9	$567.5
________________________________________________________
(1)Liabilities for share-based payments is only comprised of the current portion of liabilities for share-based payments. The non-current portion of liabilities for share-based payments of $0.1 million and $7.4 million as of December 31, 2024 and 2023, respectively, is recorded in Other non-current liabilities in the consolidated statement of financial position.
NOTE 21. PROVISIONS

In millions	Product warranty	Restructuring	Other	Total
Balance at January 1, 2024	$24.2	$2.2	$9.0	$35.4
Translation differences	(0.7)	(0.1)	2.8	2.0
Provisions made during the year	12.2	22.2	2.2	36.6
Provisions used during the year	(10.0)	(22.6)	(0.7)	(33.3)
Provisions reversed during the year	(0.7)	(0.1)	(0.3)	(1.1)
Balance at December 31, 2024	$25.0	$1.6	$13.0	$39.6

Non-current provisions				$5.9
Current provisions				33.7
Total				$39.6

In millions	Product warranty	Restructuring	Other	Total
Balance at January 1, 2023	$22.9	$6.0	$8.9	$37.8
Translation differences	0.5	0.1	0.8	1.4
Provisions made during the year	5.3	—	1.5	7
Provisions used during the year	(4.4)	(2.5)	(1.9)	(8.8)
Provisions reversed during the year	(0.1)	(1.4)	(0.3)	(1.8)
Balance at December 31, 2023	$24.2	$2.2	$9.0	$35.4

Non-current provisions				$5.5
Current provisions				29.9
Total				$35.4
The majority of the provisions resulted from repair or replacement of products during their warranty period. Restructuring provisions result from severance, exit, and termination events. Other provisions include asset retirement obligations related to leased premises. The majority of provisions are realized within one year.
NOTE 22. LEASES
Carrying amounts of the right-of-use assets including the movements during the period from January 1 through December 31, 2024:

In millions	Land	Buildings	Machinery and equipment	Total Right-of-use assets
Initial cost at January 1, 2024	$0.2	$538.9	$55.0	$594.1
Additions	0.1	279.7	8.6	288.4
Modifications	—	22.9	0.4	23.3
Disposal of subsidiary	—	(5.7)	—	(5.7)
Translation differences	—	(31.5)	(3.9)	(35.4)
Balance at December 31, 2024	$0.3	$804.3	$60.1	$864.7
Accumulated depreciation at January 1, 2024	$0.0	$236.6	$40.4	$277.0
Depreciation during the period	0.1	115.3	9.3	124.7
Modifications	—	(39.3)	(2.2)	(41.5)
Disposal of subsidiary	—	(3.9)	—	(3.9)
Translation differences	—	(12.9)	(3.0)	(15.9)
Balance at December 31, 2024	0.1	295.8	44.5	340.4
Total balance at December 31, 2024	$0.2	$508.5	$15.6	$524.3

Carrying amounts of the right-of-use assets including the movements during the period from January 1, through December 31, 2023:

In millions	Land	Buildings	Machinery and equipment	Total Right-of-use assets
Initial cost at January 1, 2023	$0.2	$359.7	$50.7	$410.6
Additions	—	175.7	7.4	183.1
Modifications	—	(0.8)	(5.1)	(5.9)
Translation differences	—	4.3	2.0	6.3
Balance at December 31, 2023	$0.2	$538.9	$55.0	$594.1
Accumulated depreciation at January 1, 2023	0.0	190.8	36.2	227.0
Depreciation during the period	0.0	79.0	8.4	87.4
Modifications	—	(35.5)	(5.6)	(41.1)
Translation differences	—	2.2	1.4	3.7
Balance at December 31, 2023	0.0	236.6	40.4	277.0
Total Balance at December 31, 2023	$0.2	$302.3	$14.6	$317.1
Carrying amounts of the lease liabilities including movements during the period from January 1, 2023 through December 31, 2024:

In millions	2024	2023
Balance at January 1,	$339.8	$196.5
Additions and modifications	320.4	218.7
Disposal of subsidiary	(2.0)	—
Interest expense	22.4	12.2
Payments	(124.7)	(87.5)
Balance at December 31,	$555.9	$339.8
Lease expenses recognized in the consolidated statement of income and loss and other comprehensive income and loss:

	For the year ended December 31,
In millions	2024	2023	2022
Right-of-use depreciation expenses included in cost of goods sold	$4.0	$2.1	$1.7
Right-of-use depreciation expenses included in operating expenses	120.7	85.3	71.5
Rent expenses relating to short-term leases	9.0	7.2	4.1
Rent expenses relating to leases of low-value assets, excluding short-term leases of low-value assets	3.7	2.2	0.9
Rent expenses for variable leases	6.3	4.5	15.7
Covid-19 rent concessions	—	—	(0.2)
Operating profit	$143.7	$101.3	$93.7

Interest on lease liabilities	$22.4	$12.2	$8.5

The weighted-average nominal interest rate for lease liabilities were 5.6% in 2024 and 5.2% in 2023.
Maturities of lease liabilities are summarized as follows:

In millions	December 31, 2024
2025	$123.5
2026	104.8
2027	84.4
2028	73.7
2029	68.6
Thereafter	255.7
Total lease payments	$710.7
Less: present value adjustment	(154.8)
Present value of lease liabilities	$555.9
The Company’s commitments resulting from leases were as follows:

In millions	December 31, 2024	December 31, 2023
The future minimum payments of non-cancellable leases:
Not later than one year	$10.6	$11.0
Later than one year but not later than five years	4.4	4.7
Later than five years	0.6	0.6
Total	$15.6	$16.3
Lease commitments mainly consist of those lease contracts that are for short-term leased assets and for low-value assets.
NOTE 23. COMMITMENTS

In millions	December 31, 2024	December 31, 2023
Guarantees	$36.5	$15.7
Other commitments	339.5	210.7
Guarantees are primarily due to rental guarantees for owned retail stores and contribution guarantees for employee pension and life insurance plans.
Other commitments are primarily due to long-term endorsement contracts with several professional and non-professional leagues, particularly in the United States, and contracts with brand ambassadors.
There are no guarantees or contingencies given for the management of the Company, for the shareholders, or for the associated companies.
Ongoing litigation
The Company has extensive international operations and is involved in a number of legal proceedings, including product liability suits. Litigation is assessed on an ongoing basis by evaluating the probability of any potential financial impact. In management's opinion, we have adequate legal defenses, insurance coverage, or accrued liabilities with respect to such proceedings. We do not expect that any settlement would have a material adverse effect on the consolidated statement of income and loss and other comprehensive income or loss or consolidated statement of financial position.

NOTE 24. GROUP COMPANIES

Group holding, %	December 31, 2024	December 31, 2023
Amer Sports Holding (HK) Limited, Hong Kong, China	100	100
Amer Sports Holding 3 Oy, Helsinki, Finland	100	100
Amer Sports Holding 2 Oy, Helsinki, Finland	0	100
Amer Sports Holding 1 Oy, Helsinki Finland	0	100
Amer Sports Holding Oy, Helsinki, Finland	100	100
Amer Sports Corporation, Helsinki, Finland	100	100
Amer Industries EEU SRL, Romania	100	100
Amer Sports (China) Co. Ltd., Shanghai, China	100	100
Amer Sports Shanghai Commercial Limited, Shanghai, China	100	100
Amer Sports Digital Services Oy, Helsinki, Finland	100	100
Amer Sports Europe GmbH, Garching, Germany	100	100
Amer Sports Czech Republic s.r.o., Prague, Czech	100	100
Amer Sports Deutschland GmbH, Garching, Germany	100	100
Amer Sports Europe Services GmbH, Garching, Germany	100	100
Amer Sports Export GmbH, Garching, Germany	100	100
Amer Sports Spain, S.A., Barcelona, Spain	100	100
Amer Sports UK Services Limited, Irvine, UK	100	100
Amer Sports UK Limited, Irvine, UK	100	100
Wilson Sporting Goods Co. Limited, UK	100	0
Amer Sports International Oy, Helsinki, Finland	100	100
Amernet Holding B.V., Leusden, the Netherlands	100	100
Amer Sports Asia Services Limited, Hong Kong, China	100	100
Amer Sports B.V., Leusden, the Netherlands	100	100
Amer Sports Canada Inc., British Columbia, Canada	100	100
Amer Sports European Center AG, Hagendorn, Switzerland	100	100
Amer Sports HK Limited, Hong Kong, China	100	100
Amer Sports Macau Limited, Macau, China	100	100
Amer Sports Shanghai Trading Ltd, Shanghai, China	100	100
Amer Sports Operations, Shanghai, China	100	100
Shanghai JingAn Amer Sports Goods Co., Ltd., Shanghai, China	100	100
Amer Sports Holding GmbH, Altenmarkt, Austria	100	100
Amer Sports Austria GmbH, Bergheim bei Salzburg, Austria	100	100
Amer Sports Bulgaria EOOD, Chepelare, Bulgaria	100	100
Amer Sports Danmark A.p.S., Kokkedal, Denmark	100	100
Amer Sports Global Business Services Sp. z o.o, Krakow, Poland	100	100
Amer Sports Italia S.p.A., Nervesa della Battaglia, Italy	100	100
Amer Sports Luxembourg S.a r.l., Luxemburg	100	100
Amer Sports Norge A/S, Sandvika, Norway	100	100
Amer Sports Poland Sp. z o.o., Krakow, Poland	100	100
AO Amer Sports, Moscow, Russia	100	100
Atomic Austria GmbH, Altenmarkt, Austria	100	100
Amer Sports Netherlands B.V., Leusden, the Netherlands	100	100
Amer Sports Sourcing Ltd, Hong Kong, China	100	100

Amer Sports Sourcing (Shenzhen) Limited, Shenzhen, China	100	100
Amer Sports Sverige AB, Borås, Sweden	100	100
Amer Sports Vietnam Limited, Ho Chi Minh CIty, Vietnam	100	100
Peak Performance Canada Inc., Quebec, Canada	100	100
Amer Sports Portugal, Unipessoal LDA, Lisbon, Portugal	100	100
Amer Sports Company, Chicago, USA	100	100
Albany Sports Co., Wilmington, USA	0	100
Amer Sports Portland Design Center, Inc., Portland, USA	100	100
Amer Sports Ski Acquisition Company, Delaware, USA	100	100
Amer Sports U.S. Financing Llc, Delaware, USA	100	100
Amer Sports Winter & Outdoor Company, Ogden, USA	100	100
ENVE Composites LLC, Ogden, USA	0	100
Wilson Sporting Goods Co., Chicago, USA	100	100
Amer Sports Australia Pty Ltd, Braeside, Australia	100	100
Amer Sports Brazil LTDA., Sao Paulo, Brazil	100	100
Amer Sports Japan, Inc., Tokyo, Japan	100	100
Amer Sports Korea, Ltd., Seoul, South Korea	51	51
Amer Sports Malaysia Sdn Bhd, Kuala Lumpur, Malaysia	100	100
Wilmex Holding Company, Delaware, USA	100	100
Nicaragua Apparel I Co, Delaware, USA	100	100
Nicaragua Apparel II Co, Delaware, USA	100	100
Nicaragua Apparel III Co, Delaware, USA	100	100
Wells Apparel Nicaragua, Sociedad Anonima, Nicaragua	100	100
Wilson Sporting Goods Co. de Mexico, S.A. de C.V., Mexico City, Mexico	100	100
Amer Sports Holding S.A.S., Annecy, France	100	100
Amer Sports France S.A.S., Villefontaine, France	100	100
Salomon S.A.S., Annecy, France	100	100
Amer Sports SA, Hagendorn, Switzerland	100	100
Amer Sports RO s.r.l., Romania	100	100
Amer Sports Suomi Oy, Helsinki, Finland	100	100
Amerintie 1 Oy, Helsinki, Finland	100	100
Amernet Holding Sverige AB, Borås, Sweden	100	100
Peak Performance Production AB, Stockholm, Sweden	100	100
Amer Sports Belgium, Wemmel, Belgium	100	100
Mascot Bidco Canada Inc., British Columbia, Canada	100	100
NOTE 25. CASH FLOW HEDGE RESERVE

In millions	2024	2023	2022
Balance at January 1,	$(10.6)	$(3.1)	$6.2
Gains and losses deferred to shareholders’ equity associated with the hedging of operating cash flows	37.8	(9.4)	(11.6)
Total of changes during the year	37.8	(9.4)	(11.6)
Deferred taxes	(7.7)	1.9	2.3
Balance at December 31,	$19.6	$(10.6)	$(3.1)

NOTE 26. RELATED PARTIES
Related parties of the Company are comprised of the following:

Owners, each with significant influence over Amer Sports, Inc.:
ANTA Sports Products Limited
FountainVest Partners
Anamered Investments Inc.
The Board of Directors of Amer Sports, Inc. (1)
The Executive Committee and the Executive Board of Amer Sports, Inc. (1)
________________________________________________________
(1)Includes entities controlled or jointly controlled by members.
The subsidiaries of Amer Sports, Inc. are listed in Note 24. Group Companies.
The Company's transactions with ANTA Sports were as follows:

	For the year ended December 31,
In millions	2024	2023	2022
Purchases of goods and services from ANTA Sports and subsidiaries	$31.4	$26.7	$8.6
Sales to ANTA Sports and subsidiaries	30.8	1.1	1.9
Sales to ANTA Sports are generally based on the same terms and conditions that apply to sales to third parties.
Key management personnel includes the Board of Directors of Amer Sports, Inc., the Executive Committee and the Executive Board (renamed to the Global Leadership Team effective January 1, 2025). Key management personnel prior to the IPO also included the Board of Directors of Amer Sports Holding 3 Oy.
Compensation to key management personnel recognized in the consolidated statement of income and loss and other comprehensive income and loss was as follows:

	For the year ended December 31,
In millions	2024	2023	2022
Salaries and other short-term employee benefits	$21.8	$12.7	$11.0
Post-employment benefits	1.5	0.5	0.2
Termination benefits	0.7	0.9	—
Share-based payments (1)	15.2	19.5	—
Other long-term benefits	—	0.3	0.8
Total	$39.2	$33.9	$12.0
________________________________________________________
(1)Includes expenses for the share-based payments and for fixed cash compensation on stock options vested at period end.
The members of the Executive Board and Executive Committee receive a fixed remuneration and a short-term variable remuneration in the form of an annual bonus based on the Company’s annual financial targets. In addition, they participate in the share-based payment program of Amer Sports. Refer to Note 9. Share-Based Payments for information on the share-based payment program.
Remuneration of $0.4 million and nil was paid to the Board of Directors for the fiscal years ended 2024 and 2023, respectively. Members of the Board of Directors do not have contractual retirement benefits with the Company, while certain members of the Board of Directors are participants to the Company’s Omnibus Incentive Plan.

No loans have been granted to key management personnel.
The Company was granted the following long-term loans from the former parent company, Amer Sports Holding (Cayman) Limited:

In millions	December 31, 2024	December 31, 2023
Non-current loans from the former parent company:
Investment Loan	$—	$2,641.0
Facility A Loan	—	1,436.5
Total	$—	$4,077.5
At the Group level, the loan was netted by upfront fees related to the aforementioned loan.

	For the year ended December 31,
In millions	2024	2023	2022
Interest expenses to the former parent company:
Investment Loan	$19.1	$205.0	$124.7
Facility A Loan	2.5	21.4	13.8
Total	$21.6	$226.4	$138.5
The following balances are outstanding at the end of the respective fiscal years in relation to transactions with related parties (except for the non-current loans from the former parent company, disclosed above):

In millions	December 31, 2024	December 31, 2023
ANTA Sports and subsidiaries
Current payables	$11.3	$6.3
Current receivables	10.4	—
Amer Sports Holding (Cayman) Limited
Accounts receivable, net	—	18.0
Other receivables	—	13.3
Key management personnel
Provisions short and long-term incentive	7.9	17.9
Other short-term benefit liabilities	0.8	0.6
Amer Sports Management Company (Cayman) Limited
Borrowings	—	11.9
Interest expenses	—	0.8
Entity controlled by a member of the board of directors of Amer Sports, Inc.
Right-of-use asset / Lease liability	0.8	0.9
Current payables to and receivables from ANTA Sports have a short-term maturity, are interest free and not secured.

NOTE 27. BALANCE SHEET VALUES OF FINANCIAL ASSETS AND LIABILITIES BY MEASUREMENT CATEGORIES

		December 31, 2024					December 31, 2023
In millions	Category	Carrying amount	Fair Value	Level 1	Level 2	Level 3	Carrying amount	Fair Value	Level 1	Level 2	Level 3
NON-CURRENT FINANCIAL ASSETS
Other non-current financial assets	Amortized cost	$47.1	$—	$—	$—	$—	$70.2	$—	$—	$—	$—
Other non-current financial assets	Fair value through OCI	12.6	12.6			12.6	9.2	9.2	—	—	9.2
Promissory notes	Amortized cost	4.2	4.2	—	—	4.2	—	—	—	—	—
Derivative financial instruments (3)
Foreign exchange derivatives - used in hedge accounting	Fair value through OCI	2.2	2.2	—	2.2	—	—	—	—	—	—
Interest rate derivatives - not used in hedge accounting	Fair value through profit or loss	—	—	—	—	—	3.3	3.3	—	3.3	—

CURRENT FINANCIAL ASSETS
Hold-to-collect accounts receivable	Amortized cost	570.9	—	—	—	—	597.2	—	—	—	—
Available for sale factoring receivables	Fair value through OCI	36.2	36.2	—	—	36.2	2.6	2.6	—	—	2.6
Other non-interest yielding receivables (1)	Amortized cost	127.5	—	—	—	—	118.0	—	—	—	—
Promissory notes[1]	Amortized Cost	7.0	7.0	—	—	7.0	6.8	6.8	—	—	6.8
Derivative financial instruments (3)
Foreign exchange derivatives - used in hedge accounting	Fair value through OCI	38.9	38.9	—	38.9	—	8.5	8.5	—	8.5	—
Foreign exchange derivatives - not used in hedge accounting	Fair value through profit or loss	5.6	5.6	—	5.6	—	3.9	3.9	—	3.9	—
Interest rate derivatives - used in hedge accounting	Fair value through OCI	—	—	—	—	—	0.8	0.8	—	0.8	—
Cash and cash equivalents	Amortized cost	345.4	—	—	—	—	483.4	—	—	—	—

Total financial assets per level				$—	$46.7	$60.0			$—	$16.5	$18.6

		December 31, 2024					December 31, 2023
In millions	Category	Carrying amount	Fair Value	Level 1	Level 2	Level 3	Carrying amount	Fair Value	Level 1	Level 2	Level 3
NON-CURRENT FINANCIAL LIABILITIES
Non-current borrowings	Amortized cost	790.8	809.0	—	809.0	—	5,940.4	—	—	—	—
Non-current lease liabilities	Amortized cost	439.0	—	—	—	—	250.4	—	—	—	—
Other non-current liabilities	Amortized cost	13.6	—	—	—	—	27.6	—	—	—	—
Derivative financial instruments (3)
Foreign exchange derivatives - used in hedge accounting	Fair Value through OCI	0.6	0.6	—	0.6	—	1.8	1.8	—	1.8	—
Cross Currency Swaps - used in hedge accounting	Fair Value through OCI	1.2	1.2	—	1.2	—	—	—	—	—	—

CURRENT FINANCIAL LIABILITIES
Current other borrowings	Amortized cost	136.5	—	—	—	—	381.0	—	—	—	—
Current lease liabilities	Amortized cost	116.9	—	—	—	—	89.4	—	—	—	—
Accounts payable	Amortized cost	549.0	—	—	—	—	426.5	—	—	—	—
Other current liabilities (2)	Amortized cost	611.3	—	—	—	—	507.8	—	—	—	—
Derivative financial instruments (3)
Foreign exchange derivatives - not used in hedge accounting	Fair value through profit or loss	8.0	8.0	—	8.0	—	9.6	9.6	—	9.6	—
Foreign exchange derivatives - used in hedge accounting	Fair Value through OCI	14.3	14.3	—	14.3	—	21.2	21.2	—	21.2	—
Interest rate derivatives - used in hedge accounting	Fair Value through OCI	—	—	—	—	—	0.4	0.4	—	0.4	—

Total financial liabilities per level				$—	$833.1	$—			$—	$33.0	$—

The following table presents the Company's total financial assets and liabilities per measurement category:

In millions	December 31, 2024	December 31, 2023
FINANCIAL ASSETS
Amortized cost	$1,102.1	$1,275.6
Fair value through profit or loss	5.6	7.2
Fair Value through OCI	89.9	21.1
Total	$1,197.6	$1,303.9

FINANCIAL LIABILITIES
Amortized cost	$2,657.1	$7,623.1
Fair value through profit or loss	8.0	9.6
Fair Value through OCI	16.1	23.4
Total	$2,681.2	$7,656.1

The following table presents a reconciliation of the Prepaid expenses and other assets and Accrued liabilities, as shown on the consolidated statement of financial position, with the Other non-yielding receivables and other current liabilities, respectively, as shown above:

In millions	December 31, 2024	December 31, 2023
(1) Other non-interest yielding receivables
Prepaid expenses and other assets	$213.2	$162.3
Less
Other tax receivables	34.2	24.3
Derivative financial instruments	44.5	13.2
Promissory notes	7.0	6.8
Total	$127.5	$118.0

(2) Other current liabilities
Accrued liabilities	$687.9	$567.5
Less
Other tax liabilities	54.3	28.5
Derivative financial instruments	22.3	31.2
Total	$611.3	$507.8
(3)The values as per the consolidated statement of financial position of the derivatives have been recorded as they are disclosed in the Company’s consolidated statement of financial position and fair value reserve, and therefore cannot be reconciled with their actual fair values.
Carrying amounts of current financial instruments carried at amortized cost reasonably approximate fair value due to their short-term nature.
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
Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. This is the case for unlisted equity securities. The Company’s policy is to recognize transfers into and out of fair value hierarchy levels as at the end of the reporting period. There were no transfers between Levels 2 and 3 for recurring fair value measurements during the fiscal years.
Specific valuation techniques used to value financial instruments include:
•for interest rate swaps and cross currency swaps - the present value of the estimated future cash flows based on observable yield curves;
•for foreign currency forwards - the present value of future cash flows based on the forward exchange rates at the consolidated statement of financial position; and
•for other financial instruments - discounted cash flow analysis.
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

Type	Valuation technique	Significant unobservable input
Unlisted equity securities	Market comparison approach: fair value of unlisted equity securities is determined by reference to market multiples of comparable listed companies, adjusted by discount for lack of marketability.	(i)Sales growth factor (ii)Risk-adjusted discount rate
Promissory notes	The carrying amount approximates fair value for promissory notes classified as short-term due to the relatively short period to maturity of these instruments and low credit risk of counterparty.

Long-term promissory notes are valued using a discounted cash flow. Expected future cash inflows are discounted over the term of the respective contracts using market interest rates as at the reporting date, adjusted for the credit risk of the counterparty.	The carrying amount approximates fair value for short-term promissory notes due to the relatively short period to maturity of these instruments and low credit risk of counterparty.

For long-term promissory notes, the significant unobservable input is the risk-adjusted discount rate.
Available for sale factoring receivables	The carrying amount approximates fair value due to the short-term maturity of these instruments and low credit risk of counterparty.	The carrying amount approximates fair value due to the short-term maturity of these instruments and low credit risk of counterparty.
As of each reporting year end, the Company analyzes the Level 3 fair values and performs an assessment of the movements, if any. The Company may engage external valuation experts to perform valuation on the Level 3 fair value if the amount involved is significant or the valuation process requires significant judgement.

The following table presents the changes in Level 3 items during the years:

In millions	Unlisted equity securities	Promissory notes	Available for sale factoring receivables	Total
Opening balance January 1, 2023	$8.9	$5.5	$—	$14.4
Additions	—	6.8	2.6	9.4
Disposals	—	(5.5)	—	(5.5)
Gains/(losses) recognized in OCI	0.3	—	—	0.3
Losses recognized in the consolidated statement of income and loss (1)	—	—	—	—
Closing balance December 31, 2023	9.2	6.8	2.6	18.6
Additions	—	54.0	318.1	372.1
Disposals	—	(48.9)	(284.5)	(333.4)
Gains/(losses) recognized in OCI	3.5	—	—	3.5
Losses recognized in the consolidated statement of income and loss (1)	—	(0.7)	—	(0.7)
Closing balance December 31, 2024	$12.6	$11.2	$36.2	$60.0
________________________________________________________
(1)Losses are recognized in financing costs. The amount includes unrealized gains or (losses) recognized in the consolidated statement of income and loss and other comprehensive income and loss attributable to balances held at the end of the reporting period, if any.
NOTE 28. FINANCIAL RISK MANAGEMENT
Amer Sports, Inc. is exposed to customary financial risks such as commodity price risks, inflation risks, liquidity risks, foreign exchange and interest rate risks, counterparty and credit risks.
The Company's Group Treasury function manages funding and liquidity risks, foreign exchange and interest rate risks, and credit risks. The Group Treasury function acts as an in-house bank providing financial services for subsidiaries within the Amer Sports Group.

COMMODITY PRICE RISK
Amer Sports is exposed to commodity and other price risk, including from rubber, nylon, polyester, steel, aluminum and other materials, which are either purchased directly or in a converted form such as fabric, as well as other inputs, including energy, transportation and logistics services. To manage risks of commodity price changes, management negotiates prices in advance when possible. Amer Sports has not historically managed commodity price exposures by using derivative instruments.

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

CAPITAL MANAGEMENT
The Company manages its capital and capital structure with the objectives of safeguarding sufficient working capital over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. The Board of Directors of the Company monitors the Company’s capital management on a regular basis. The Company will continually assess the adequacy of the Company’s capital structure and capacity and make adjustments within the context of the Company’s strategy, economic conditions, and risk characteristics of the business.
The New Senior Secured Credit Facilities contains a number of covenants that, among other things and subject to certain exceptions, restrict the Company’s and its subsidiaries’ ability to incur additional indebtedness; create liens; enter into agreements and other arrangements that include negative pledge clauses; pay dividends on capital stock or redeem, repurchase or retire capital stock or subordinated indebtedness; make investments, loans, advances and acquisitions; merge, amalgamate or sell assets, including equity interests of subsidiaries; enter into sale and leaseback transactions; engage in transactions with affiliates; and enter into amendments of or waivers under subordinated indebtedness. The Credit Agreement also contains certain customary affirmative covenants.
The New Revolving Credit Facility contains financial covenants that: (1) require the Company to maintain a maximum first lien net leverage ratio of not greater than 5.00:1.00 and (2) require the Company to maintain an interest coverage ratio of not less than 2.00:1.00, which shall increase to 2.25:1.00 as of the fiscal quarter ending December 31, 2025 and shall further increase to 2.50:1.00 as of the fiscal quarter ending December 31, 2026. The financial covenants contain a customary term loan facility standstill and customary cure rights.

The Company is in compliance with all financial and nonfinancial covenants as of December 31, 2024. There are no indications that the Company would have difficulties complying with the covenants over the next 12 months.
The Company is not subject to any externally imposed capital requirements.
LIQUIDITY RISK
At an operational level, the Company’s liquidity risks revolve around its cyclical need for working capital. Typically, the highest level of working capital has been reached in the third quarter, when short-term debt is tied up in inventories and accounts receivable.
The Company's Treasury function has established several cash pooling structures with the Company’s relationship banks in order to manage the liquidity of the Company and manages liquidity that is outside cash pooling structures. Liquidity in excess of operating needs may be invested in line with the Company's policies and the terms of the New Senior Secured Credit Facilities agreement.
Prior to the IPO and Equitization, the Senior Facilities Agreement was a cornerstone of Amer Sports’ funding and provided both options and limitations to activities that relate to funding and liquidity management.
Under the New Senior Secured Credit Facilities agreement, the Company has a five-year revolving credit facility of $710.0 million, which is available in U.S. dollars or Euros. No amounts were borrowed on the New Revolving Credit Facility as of December 31, 2024. The New Revolving Credit Facility, the two China Facilities, and the Standard Chartered Bank facility are intended to assist with Amer Sports’ short-term liquidity needs.

The following table summarizes the amount of contractual undiscounted future cash flow requirements of the Company’s financial liabilities as of December 31, 2024.

In millions	2025	2026	2027	2028	2029	Thereafter	Total
Non-current borrowings	$—	$—	$—	$—	$—	$800.0	$800.0
Interest on borrowings (1)	57.0	54.0	54.0	54.0	54.0	78.8	351.8
Lease liabilities	123.5	104.8	84.4	73.7	68.6	255.7	710.7
Other borrowings	136.5	—	—	—	—	—	136.5
Derivative financial liabilities	3,007.9	217.6	—	—	—	1.2	3,226.7
Accounts payable	549.0	—	—	—	—	—	549.0
Total	$3,873.9	$376.4	$138.4	$127.7	$122.6	$1,135.7	$5,774.7
__________________________________________________
(1)Interest on borrowings is calculated based on the loan balance and the interest rate on the New Senior Secured Notes which bear interest at a rate of 6.75% and the China Facilities which bear interest at a rates of 2.60% - 3.00%, as of December 31, 2024.

CHANGES IN LIABILITIES ARISING FROM FINANCING ACTIVITIES

In millions	Current Borrowings	Long-term Borrowings	Lease Liabilities	Derivative financial instruments (1)
Balance at January 1, 2023	$208.3	$5,831.1	$196.5	$25.7
Cash flows	170.0	—	(87.7)	—
Foreign exchange movement	2.7	211.5	—	—
Changes in fair values (1)	—	—	—	7.3
Changes in leases	—	—	231.0	—
Other	—	(102.2)	—	—
Balance at December 31, 2023	381.0	5,940.4	339.8	33.0
Cash flows	(226.9)	(2,501.7)	(124.7)	(18.2)
Foreign exchange movement	(17.6)	(85.9)	—	—
Changes in fair values (1)	—	—	—	9.4
Changes in leases	—	—	340.8	—
Equitization	—	(2,562.0)	—	—
Balance at December 31, 2024	$136.5	$790.8	$555.9	$24.2
__________________________________________________
(1)The statement of financial position values of the derivatives have been recorded as they are disclosed in the Company’s statement of financial position and fair value reserve, and therefore cannot be reconciled with their actual fair values.
CURRENCY RISK
The Company’s consolidated financial statements are expressed in U.S. dollars, but a substantial portion of the Company’s revenues, purchases, and expenses are denominated in other currencies, and monetary assets and liabilities are particularly exposed to the euro, the Canadian dollar, and the U.S. dollar for subsidiaries that have functional currencies other than the U.S. dollar. The Company also has outstanding indebtedness denominated in currencies other than U.S. dollars. The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk associated with revenues, purchases, and expenses denominated in these currencies. Certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges.

Revenues and expenses of all foreign operations are translated into U.S. dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. As a result, we are exposed to foreign currency translation gains and losses. Appreciating foreign currencies relative to the U.S. dollar, to the extent they are not hedged, will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the U.S. dollar will have the opposite impact.
Balance sheet risks have been managed by financing Amer Sports’ subsidiaries in their functional currencies. The risks have been concentrated at centralized distribution and purchasing units that invoice the subsidiaries in their respective functional currencies. Amer Sports’ currency risk arises from internal and external liabilities in foreign currencies.
The following table summarizes the monetary assets/(liabilities) in currencies to which the Company has significant exposure. The information is inclusive of the impact of forward contracts in place to hedge the foreign currency exposures.

December 31, 2024	Currency of assets/(liabilities)
In millions	USD	RMB	EUR	GBP	SEK	CHF	CAD
Interest-bearing intercompany receivables	$342.8	NA	NA	NA	$6.0	$6.3	$89.7
Interest-bearing intercompany liabilities	(1,264.5)	(396.1)	115.8	(25.5)	NA	NA	NA
Non interest-bearing receivables and payables	(205.3)	182.3	(4.1)	8.8	8.6	4.9	8.2
Foreign exchange derivatives	475.9	186.0	(299.8)	(106.6)	(80.0)	(75.1)	(100.4)

December 31, 2023	Currency of assets/(liabilities)
In millions	USD	RMB	EUR	GBP	SEK	CHF	CAD
Interest-bearing intercompany receivables	$306.5	NA	NA	NA	$8.4	$0.1	$82.6
Interest-bearing intercompany liabilities	(306.5)	(245.4)	(36.1)	(29.5)	NA	NA	NA
Interest-bearing external liabilities	(160.0)	NA	160.0	NA	NA	NA	NA
Non interest-bearing receivables and payables	(134.6)	165.1	(27.6)	6.5	6.4	5.0	(37.9)
Foreign exchange derivatives	523.4	68.6	(243.0)	(88.4)	(76.9)	(85.9)	(97.9)
Based on the net exposures above, it is estimated that a simultaneous strengthening of 10% in the USD against foreign currency exchange rates will increase the fair value of the net monetary assets and liabilities by $77.4 million and $62.8 million, and decrease profit or loss by $30.3 million and $16.2 million, for the years ended December 31, 2024 and 2023, respectively.
Earnings sensitivity before taxes is influenced by changes in the fair value of derivative instruments not designated ad hedging instruments as well as changes in the value of loans and receivables denominated in currencies other than the U.S. dollar. Other comprehensive income is mainly affected by changes in the fair value of derivative instruments used in hedge accounting recognized under the hedge reserve.

The transaction risk arising from subsidiaries’ business operations is generally hedged between 12-24 months and the hedge ratios are higher for closer months than for later months. The target range for the hedge ratio is between 55% and 95% of 24 month cash flows, except for currencies with elevated interest rates where the hedge horizon is 12-18 months. Hedge ratios are monitored weekly. The hedged cash flows are expected to be realized during the following 12-24 months.
Cash Flow Hedges
Amer Sports applies hedge accounting to forecasted cash flows from sales or purchases in foreign currencies related to its operating activities with values greater than EUR 10 million per currency pair in the entity. The effectiveness is assessed quarterly by analyzing the critical terms. The critical terms of the hedging instrument and the forecasted hedged transactions are significantly the same. The forecasted hedged transactions are expected to occur in the same fiscal month as the maturity date of the hedging instrument, and therefore, the hedge is expected to be effective. Subsequent assessments of effectiveness are performed by verifying and documenting whether the critical terms of the hedging instrument and forecasted hedged transactions have changed during the period in review and whether the hedged transaction remains probable. If there are no such changes in critical terms, the Company will continue to conclude that the hedging relationship is effective. Sources of ineffectiveness, including timing differences in the settlement of forecasted hedged transactions and hedging instruments, and changes in credit risk of the hedging instruments, are not considered material.
Foreign exchange differences for foreign exchange derivatives are recognized as hedge reserve while interest rate differentials for foreign exchange derivatives are recorded in the consolidated statement of income and loss.
The following unrealized gains/(losses) were included in accumulated other comprehensive income:

	For the year ended December 31,
In millions	2024	2023	2022
Foreign exchange derivatives designated as cash flow hedges	$20.7	$(11.6)	$(1.7)
The Company reclassified the following gains/(losses) on derivatives designated as cash flow hedges from accumulated other comprehensive income to locations on the consolidated statement of income and loss as follows:

	For the year ended December 31,
In millions	2024	2023	2022
Cost of sales	$1.1	$18.2	$28.4
Foreign currency exchange losses, net & other finance costs	1.6	—	—
Net Investment Hedge
Net investments in foreign subsidiaries are long-term investments. Their fair value changes through movements of foreign currency exchange rates. In July 2024, the Company entered into a $50 million notional cross-currency swap (CCS), which was designated as a net investment hedge of the translation risk arising from the Company's net investment in its Japanese subsidiary. The hedge remained effective since inception, gains and losses were immaterial and were accumulated in equity, and no amount was recognized in the consolidated statement of income and loss in any period presented.
The following unrealized gains/(losses) were included in accumulated other comprehensive income:

	For the year ended December 31,
In millions	2024	2023	2022
Cross-currency swaps designated as net investment hedges	$(1.0)	$—	$—
INTEREST RATE RISK
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company addresses its net exposure to interest rate risk mainly through the ratio of its fixed-rate financial debt to variable-rate financial debt contained in its total financial debt portfolio. To manage this mix, the Company may enter into interest rate swap agreements, in which it exchanges periodic payments based on a notional amount and agreed-upon fixed and variable interest rates.
The debt portfolio was entirely at fixed rates as of December 31, 2024. Approximately 10% and 2% of the debt portfolio was fixed as of December 31, 2023 and 2022, respectively.
Cash and cash equivalents are excluded from the interest rate risk portfolio of the Company due to their short-term nature.
At December 31, 2023, the Company had outstanding interest rate derivatives, which were not designated as hedging instruments, which were used to hedge floating rate loans. As of December 31, 2024, we have fully exited those interest rate derivative contracts.
The following unrealized gains/(losses) were included in accumulated other comprehensive income:

	For the year ended December 31,
In millions	2024	2023	2022
Interest rate swaps and options designated as cash flow hedges	$—	$0.6	$—
The Company reclassified the following losses on derivatives designated as hedging instruments from other comprehensive income to interest expense:

	For the year ended December 31,
In millions	2024	2023	2022
Interest rate swaps and options designated as cash flow hedges	$(10.1)	$—	$—
Sensitivity analysis for interest rate risk
The impact on the consolidated statement of income and loss due to an increase of 1% in interest rates for the next 12 months, provided that other factors remain unchanged, would be immaterial for the year ended December 31, 2024 due to our limited exposure to floating rate debt. The impact on net income for the years ended December 31, 2023 and 2022 would have been $51.7 million and $52.5 million, respectively. A 1% decrease in market interest rates would have an opposite effect of approximately the same amount. The sensitivity is calculated on non-current and other borrowings. Interest rate floors are excluded from the calculations.
CREDIT RISK
Amer Sports, Inc. is exposed to customary credit risk through accounts receivables that are held in the Company’s consolidated statement of financial position. The Company has a global customer base, and there are no significant risk concentrations. No single customer accounts for more than 10% of total accounts receivable and the largest 20 customers represent approximately 33% of total accounts receivable as of December 31, 2024.
Amer Sports uses credit insurance in most of the countries in EMEA and Japan to protect against the risk of non-payment and to secure sales up to predefined limits.
Excess liquidity can be placed to the market according to the credit criteria and limits per the Company's internal guidelines and the New Senior Secured Credit Facilities Agreement.
The credit risk arising from Amer Sports’ derivatives is considered low. The risk is minimized by careful selection of counterparties, their limited share of the total portfolio and by monitoring counterparties’ creditworthiness and outstanding liabilities towards Amer Sports.

The following table sets out the consolidated statement of financial position values of financial assets which represent the maximum amount of the credit risk at the reporting dates:

In millions	December 31, 2024	December 31, 2023
Non-current financial assets
Other non-current financial assets	$59.7	$79.4
Promissory notes	4.2	—
Derivative financial instruments
Interest rate derivatives	—	3.3
Foreign exchange derivatives	2.2	—

Current financial assets
Hold-to-collect accounts receivables	570.9	597.2
Available for sale factoring receivables	36.2	2.6
Other interest-free receivables	127.5	118.0
Promissory notes	7.0	6.8
Derivative financial instruments
Foreign exchange derivatives	44.5	12.5
Interest rate derivatives	—	0.8
Cash and cash equivalents	345.4	483.4
Factoring
One of the Company's subsidiaries entered into a factoring agreement, originally in 2013 and subsequently amended and restated in 2022, with a third-party banking institution (“Factor”), pursuant to which the Company agreed to sell accounts receivable up to a limit of $50 million in exchange for advanced funding equal to 100% of the principal value of the invoice on a non-recourse basis. Information on accounts receivable identified for factoring is provided and verified by the Factor prior to being accepted for factoring. The Company is charged a commission fee of 0.4% on the basis of purchased gross invoice amounts, and an adjustment rate of the Daily Simple SOFR plus 1.50% per annum, based on the number of days between the purchase date and the settlement date. The program is in place for certain approved US-based obligors. The year-end value of uncollected receivables transferred as part of the factoring program was $0.1 million and $39.4 million as of December 31, 2024 and 2023, respectively. The total accounts receivable balances transferred to the Factor were $91.8 million and $232.9 million, for the years ended December 31, 2024 and 2023, respectively.
The Company entered into receivables financing arrangements with two subsidiaries and a third-party banking institution (“Factor in EMEA”) on December 15, 2023, pursuant to which the Company agreed to sell accounts receivable up to a limit of €60 million. The Company uses the full limit on a daily basis. The year-end value of uncollected receivables transferred as part of the factoring program was $59.1 million and $57.9 million as of December 31, 2024 and 2023, respectively. The total accounts receivable balances transferred to the Factor were $193.2 million and $58.1 million, for the years ended December 31, 2024 and 2023, respectively. There is no recourse or other liability included in the program.
The fair value of the continuing involvement in the transferred trade receivables corresponds to the maximum payment and the undiscounted cash outflows the Company might have to pay in case of late payment. The fair value of continuing involvement in the transferred trade receivables for both programs as of December 31, 2024 and 2023, was immaterial, individually and in the aggregate. The Company has assessed that significantly all risks and rewards of the transferred accounts receivables have been transferred to the Factors. The Company only retains the risk of late payments of the underlying debtors, which has been considered immaterial for the consolidated financial statements. All of the potential cash outflows have a maturity of less than 12 months. The objective of Amer Sports sale of receivables arrangements is to balance the liquidity swings of the Company.

DERIVATIVE FINANCIAL INSTRUMENTS
The fair values and total notional values for derivative assets in consideration of their contractual maturities are as follows:

	December 31, 2024
In millions	Fair value	Notional value	2025	2026	2027 and after
Hedge accounting-related
Foreign exchange derivatives hedging cash flows from operations	$32.7	$1,701.0	$1,479.6	$221.4	$—
Cross-currency swaps	(1.2)	50.0	—	—	50.0

Other derivative contracts
Foreign exchange derivatives	(4.1)	1,559.5	1,559.5	—	—

	December 31, 2023
In millions	Fair value	Notional value	2024	2025	2026 and after
Hedge accounting-related
Foreign exchange derivatives hedging cash flows from operations	$(8.7)	$1,372.3	$1,327.3	$45.0	—

Other derivative contracts
Foreign exchange derivatives	(6.2)	1,031.1	1,031.1	—	—
Interest rate derivatives	3.3	110.5	—	110.5	—
OFFSETTING FINANCIAL ASSETS AND LIABILITIES
Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2024:

	Related amounts not set off
In millions	Gross amount of derivative financial instruments	Related assets/(liabilities) subject to master netting agreements	Collateral given/(received)	Net exposure
Derivative assets	$57.4	$(29.1)	$—	$28.3
Derivative liabilities	(30.0)	29.1	—	(0.9)
Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as at December 31, 2023:

	Related amounts not set off
In millions	Gross amount of derivative financial instruments	Related assets/(liabilities) subject to master netting agreements	Collateral given/(received)	Net exposure
Derivative assets	$26.9	$(23.6)	$11.1	$14.3
Derivative liabilities	(37.8)	23.6	—	(14.2)

Financial assets and liabilities other than derivative financial assets and liabilities are not subject to material offsetting, enforceable master netting or similar agreements. Financial assets and liabilities that are not set off in the consolidated statement of financial position, but may be set off are under enforceable master netting arrangements (such as International Swaps and Derivatives Association Inc, ISDA, Master Agreement and Schedules governing terms, obligations and other provisions related to trading and settlement of derivative trades) that allow the Company and the counterparty for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such an election, financial assets and liabilities will be settled on a gross basis, however, each party to the master netting arrangement or similar agreement will have the option to settle all such amounts on a net basis in the event of default of the other party.
NOTE 29. DISCONTINUED OPERATIONS AND ASSETS AND LIABILITIES HELD FOR SALE
During the years ended December 31, 2024 and 2023, respectively the Company neither accounted for any discontinued operations nor reported assets or liabilities held-for-sale.
2024:
On May 1, 2024, the Company sold ENVE, which represented less than 1% of the Company’s net revenue and did not meet the criteria to be accounted for as a discontinued operation.There were no other divestments in 2024.
2023:
There were no divestments in 2023.
2022:
Final adjustment on Precor divestment
On December 21, 2020, the Company entered into an agreement with Peloton Interactive Inc. for the sale of its Fitness Equipment segment (Precor), including the shares of Precor Inc. as well as all net assets and trademarks of the Precor business. The asset and liabilities of the disposal group were classified as held-for-sale and it was concluded that the disposal group qualified as a discontinued operation. The transaction closed on April 1, 2021. During the year ended December 31, 2022, a final purchase price adjustment was received and the Company recognized a gain on disposal of $4.8 million.

Suunto divestment
On December 28, 2021, the Company entered into an agreement with Dongguan Liesheng Electronic Technology Co. Ltd (“Liesheng”), to dispose of the Suunto business, subject to the satisfaction of customary closing conditions. The assets and liabilities of the disposal group were classified as held-for-sale and it was concluded that the disposal group qualified as a discontinued operation.
The transaction closed on May 6, 2022, with a consolidated cash and debt-free sales value of $18.3 million, net of transaction costs. During the year ended December 31, 2022, we recognized a loss on disposal of $5.5 million, which is reported under loss from discontinued operations, net of tax in the consolidated statement of income and loss and other comprehensive income and loss.

The results of the Suunto business for the year ended December 31, 2022, which were classified as a discontinued operation in the consolidated statement of income and loss and other comprehensive income and loss, were as follows:

In millions	2022
Revenue	$31.3
Cost of goods sold	(24.9)
Gross profit	6.4
Selling, general and administrative expenses	(24.1)
Impairment losses	—
Profit and loss on sale of divested businesses	(5.5)
Other operating income	1.1
Operating profit	(22.1)
Interest expense	0.5
Net finance cost	0.5
Income/(loss) before tax	(21.6)
Income tax expense	(0.2)
Net income/(loss)	$(21.8)
The net cash flows incurred by the Suunto business were as follows:

In millions	2022
Operating	$(10.3)
Divested operations	20.3
Investing	(1.0)
Financing	(0.4)
Net cash inflow	$8.6
NOTE 30. EARNINGS/(LOSS) PER SHARE
Basic earnings/(loss) per share
Basic earnings/(loss) per share is calculated by dividing net income/(loss) attributable equity holders of the Company by the weighted-average number of ordinary shares outstanding. The disclosed earnings/(loss) per share calculations have been adjusted retrospectively to reflect the increase in the number of ordinary shares outstanding resulting from a share split that was effected immediately prior to the IPO. Refer to Note 18. Shareholders' Equity/(Deficit) for additional information.
Diluted earnings/(loss) per share
Diluted earnings per share is calculated by dividing net income/(loss) attributable to equity holders of the Company by the weighted-average number of ordinary shares outstanding during the year plus the weighted-average number of dilutive potential ordinary shares relating to unvested shares of RSUs, PSUs, and unvested and vested share options.

The following table presents an overview of the calculated basic and diluted earnings/(loss) per share:

	2024			2023			2022
In millions (except for share and earnings/(loss) per share information)	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
Net income/(loss) attributable to equity holders of the Company	$72.6	$—	$72.6	$(208.6)	$—	$(208.6)	$(230.9)	$(21.8)	$(252.7)
Basic weighted-average number of ordinary shares	498,029,143	498,029,143	498,029,143	384,499,607	384,499,607	384,499,607	384,304,322	384,304,322	384,304,322
Weighted-average dilutive impact of options, RSUs, and PSUs	3,716,002	3,716,002	3,716,002	—	—	—	—	—	—
Diluted weighted-average number of ordinary shares	501,745,145	501,745,145	501,745,145	384,499,607	384,499,607	384,499,607	384,304,322	384,304,322	384,304,322
Earnings/(Loss) Per Share
Basic	$0.15	$0.00	$0.15	$(0.54)	$0.00	$(0.54)	$(0.60)	$(0.06)	$(0.66)
Diluted	$0.14	$0.00	$0.14	$(0.54)	$0.00	$(0.54)	$(0.60)	$(0.06)	$(0.66)
For the years ended December 31, 2023 and 2022, we incurred net losses and as a result, the inclusion of potentially dilutive shares relating to unvested share options were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive. The weighted average potentially dilutive shares excluded were 3,854,165 and 2,802,262 for the years ended December 31, 2023 and 2022, respectively.
For the year ended December 31, 2024, 204,579 weighted average potentially dilutive shares outstanding related to unvested share options and RSUs were excluded from the computation of diluted earnings per share because their effects would have been anti-dilutive. In addition, for the year ended December 31, 2024, 5,528,932 weighted average potentially dilutive shares outstanding related to unvested performance share units and share options were excluded from the computation of diluted earnings per share because issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period.

NOTE 31. SUBSEQUENT EVENTS
Management has evaluated events subsequent to December 31, 2024 and through March 3, 2025, the date these consolidated financial statements were authorized for issuance by the Board of Directors. There were no events which occurred subsequent to December 31, 2024 that merited disclosure in these consolidated financial statements.