Form 20-F
period 2025-12-31
Amer Sports, Inc.
filed 2026-02-26
CIK 1988894

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
For the fiscal year ended December 31, 2025
Commission File Number: 001-41943
Amer Sports, Inc.
(Exact name of registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
Cricket Square, Hutchins Drive
P.O. Box 2681
Grand Cayman KY1-1111
Cayman Islands
Tel +1 345 945 3901
(Address of principal executive offices)
Andrew E. Page
Chief Financial Officer, Interim President & CEO of Wilson
149 Fifth Avenue, 9th Floor
New York, NY 10010
Tel: +1 646 930-3600

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

Title of each class	Number of shares outstanding
Ordinary shares, par value EUR 0.0300580119630888 per share	557,667,387
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
Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐ Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Certain Definitions
Unless otherwise indicated or the context otherwise requires, all references in this Annual Report to “Amer Sports, Inc.,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Amer Sports, Inc., together with its subsidiaries. All references to “U.S. dollars,” “USD,” “dollars” or “$” are to the U.S. dollar, all references to “EUR” or “€” are to the euro and all references to “CNY” are to the Chinese yuan. Unless otherwise indicated or the context otherwise requires, all references to “Americas” refers to the United States, Canada, and certain countries in Latin America, “EMEA” refers to Europe, the Middle East and Africa, “Greater China” refers to Mainland China, Hong Kong, Macau and Taiwan and “Asia Pacific” excludes Greater China.
Financial Statements
The consolidated financial statements included in this Annual Report have been prepared and presented in accordance with IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board.
Our fiscal year ends on December 31st of each year.
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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains statements that constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Many of the forward-looking statements contained herein can be identified by the use of forward-looking words such as “anticipate,” “believe,” “may,” “will,” “expect,” “could,” “target,” “predict,” “should,” “plan,” “intend,” “estimate” and “potential,” and similar expressions.
Forward-looking statements appear in a number of places herein and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Item 3. Key Information—D. Risk Factors” in this Annual Report. These risks and uncertainties include factors relating to, but are not limited to:
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
•ability to expand our direct-to-consumer (“DTC”) channel, including the expansion and success of our retail stores and e-commerce platforms;
•our plans to innovate, expand our product offerings and successfully implement our growth strategies that may not be successful, and implementation of these plans that may divert our operational, managerial and administrative resources;
•our international operations, including any related to political uncertainty and geopolitical tensions;
•changes in trade policies, including tariffs and other trade restrictions;
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
•current and further changes to trade policies, tariffs, import/export regulations and anti-competition regulations in the United States, European Union (“EU”), People’s Republic of China (“PRC”) and other jurisdictions, or our failure to comply with such regulations;

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
•security breaches or other disruptions to our information technology (“IT”) systems;
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

Our iconic sports and outdoor brands, including Arc’teryx, Salomon, Wilson, Atomic and Peak Performance, are integral to our business and to the implementation of our strategies for expanding our business. We believe that the brand images we have cultivated have significantly contributed to the success of our business and are critical to maintaining and expanding our consumer base. Maintaining and enhancing our premium brands may require us to make substantial investments in areas such as product design, intellectual property, operations, marketing, supply chain (including raw materials, manufacturing and distribution), sustainability, community relations, employee training and our DTC and wholesale distribution channels, including investments in additional distribution partnerships, the opening of new owned retail stores and new owned e-commerce websites, the inclusion of products on third-party e-commerce platforms, and other e-commerce projects, and these investments may not be successful.

We anticipate that, as our business continues to expand into new markets and new product categories, maintaining and enhancing our brands may become difficult and require expending significant resources. If these or similar efforts in the future are not successful, our brands may be adversely impacted. Even if such efforts are commercially successful, they may dilute our image in our brands’ respective core markets, including apparel, footwear, sports equipment, protective gear and accessories, and if one or more of our brands underperforms expectations, that could negatively impact our multi-branded strategy. In addition, our brands may be adversely affected if our public image or reputation is tarnished by negative publicity. Our brands currently have significant autonomy within the structure of the Company with respect to the implementation of their strategic goals. Decision-makers at our respective brands could take actions that harm our overall reputation or lead to the loss of goodwill by wholesale partners and consumers. Likewise, the reputation of our brands could be damaged by adverse publicity regarding Amer Sports and if decision-makers of Amer Sports take actions that would be viewed negatively by our wholesale partners, consumers or the general public. Furthermore, our exposure to social media platforms may accelerate and aggravate such negative publicity. In addition, ineffective marketing, product diversion to unauthorized distribution channels, product defects, counterfeit products and failure or legal limitations to obtain, maintain, protect and enforce the intellectual property rights in our brands may threaten the strength of our brands, and those and other factors could diminish consumer confidence in us. Similarly, if we are not able to meet the consumers’ increasing sustainability expectations, it may impact our brands’ images and results of operations. Maintaining and enhancing our brands will depend largely on our ability to remain a leader in premium performance in the sports and outdoor industry and to continue to offer a range of high-quality products to our consumers, which we may not execute successfully. Any of these factors could harm our business, reputation, prospects, financial condition or operating results.

Changes in market trends and consumer preferences could adversely affect our financial results.
We are a consumer products company, and the relative popularity of various sports and outdoor activities and changing design trends affect the demand for our products. Consumer preferences and, as a result, the popularity of particular designs and categories of apparel, footwear and accessories, generally change over time. Similarly, consumer preferences may also change as they relate to sporting equipment and protective gear, as interest in certain sports and outdoor activities may wane over time. Our success depends in part on our ability to promptly anticipate, understand and respond to changing apparel, footwear, sports equipment, protective gear and accessories trends, popularity in sports or outdoor activities and consumer preferences in a timely manner. Our efforts to maintain and improve our competitive position by monitoring and timely and appropriately responding to changes in consumer preferences, increasing brand awareness and enhancing the style, comfort, performance and/or perceived value of our products may not be successful. If we are unable to maintain or enhance the images of our brands or if we are unable to timely and appropriately respond to new competition, changing consumer preferences and evolving trends and interests (including due to product lead times which make it difficult to rapidly shift sourcing and manufacturing to align with such changes), consumers may consider our brands’ images to be outdated and associate our brands with styles and activities that are no longer popular, which would decrease demand for our products. In addition, we market our products globally through a diverse spectrum of advertising and promotional programs and campaigns, including social media, mobile applications and online advertising. If we do not successfully market our products or if advertising and promotional costs increase, these factors could have an adverse effect on our business. Such failures could result in loss of market share, reduced sales, excess inventory, trade name impairments, lower gross margin and other adverse impacts on our results of operations.
Our products, services and experiences face intense competition.
The sports and outdoor industry is highly competitive and fragmented both in the United States and worldwide. We compete internationally with a significant number of athletic and leisure apparel and footwear companies and sports equipment companies, including both private labels and large companies that have diversified lines of athletic and leisure apparel, footwear, sports equipment, protective gear and accessories, some of which have more resources or broader product lines. We also compete with other companies for the production capacity of third-party manufacturers that produce certain of our products. In addition, we and our third-party manufacturers compete with other companies and industries for raw materials used in our products. Our DTC brand platforms, both through our e-commerce operations and owned retail stores, also compete with multi-brand retailers, which sell our products through their digital platforms and physical stores. Furthermore, we believe that our wholesale partners face intense competition from other department stores, sporting goods stores, retail specialty stores, and online retailers, among others, which could negatively impact the financial stability of their businesses and their ability to conduct business with us.
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
Furthermore, if certain brand ambassadors were to stop using our products contrary to their endorsement agreements, our business could be adversely affected. Additionally, actions taken or statements made by athletes, teams or leagues, or other brand ambassadors, associated with our products or brand or societal perceptions of our brand ambassadors that harm the reputations of those brand ambassadors as a result of geopolitical tensions or other interests, could also seriously harm our brand image with consumers and, as a result, could have an adverse effect on our sales and financial condition. In addition, poor or non-performance by our brand ambassadors, a failure to continue to correctly identify promising athletes, public figures or sports organizations to use and endorse our products and brand, or a failure to enter into cost-effective endorsement arrangements with prominent athletes, public figures and sports organizations could adversely affect our brand, sales and profitability.
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
Technical innovation and quality management in the design and manufacturing processes of apparel, footwear, sports equipment, protective gear and accessories are essential to the commercial success of our products and development of new products. We must continue to invest in research and development in connection with the innovation and design of our products in order to attract and retain consumers. As part of this, we seek to recruit and retain employees with talent and expertise who can support our efforts. If we are unable to anticipate consumer preferences or industry changes, or if we are unable to introduce new products or modify our existing products on a timely basis, we may lose wholesale partners and consumers or become subject to greater pricing pressures. Furthermore, if our competitors are more successful than we are at using emerging and new technologies, such as artificial intelligence, machine learning, and similar tools (collectively, “AI”), to shorten product development cycles or improve product designs or demand forecasting, we may be negatively impacted. Our operating results would also suffer if our innovations and designs do not respond to the needs and demands of our wholesale partners and consumers, are not appropriately timed with market opportunities or are not effectively brought to market. Any failure on our part to innovate and design new products or modify existing products may harm our brand image and consumer demand for our products could decline and could result in a decrease in our revenue and an increase in our inventory levels.

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
The uncertain state of the global economy continues to impact businesses around the world, most acutely in emerging markets and developing economies. As global economic conditions continue to be volatile or economic uncertainty remains, including in light of the unrest and political upheaval in Venezuela, as well as the conflicts in Ukraine and the Middle East, and with increasing inflation, trends in consumer discretionary spending also remain unpredictable and subject to reductions as a result of significant increases in employment, financial market instability, and uncertainties about the future. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products. Consumer demand for our products may decline as a result of store closures, an economic downturn, or economic uncertainty in our key markets, particularly in North America, Europe, Greater China and Asia Pacific, which in turn may result in reduced orders from wholesale partners and consumers for our products, order cancellations, lower revenue, higher discounts, increased inventories and lower gross margins. Our sensitivity to economic cycles and any related fluctuation in consumer demand may have a material adverse effect on our business, results of operations, and financial condition.
Inflationary pressures have and may continue to hamper our business.
Inflationary pressures have and may continue to impact our business. These inflationary pressures may increase our costs, such as the cost of raw materials, operational expenses and costs of labor. These increases could negatively impact our profitability and make it harder to operate our business and maintain current profit margins.

Our financial success may be impacted by the strength of our relationships with our wholesale partners.
Our financial success is partially dependent on our wholesale partners continuing to carry our products and the success of these partners. A substantial amount of our sales are made through our wholesale partners, either directly or indirectly, who may decide to emphasize products from our competitors, to redeploy their retail floor space to other product categories, or to take other actions that reduce or discontinue their purchases of our products. Although we believe that our business relationships with our wholesale partners are positive, we cannot assure you that these business relationships will continue to generate satisfactory sales in the future. If any of our major wholesale partners fail to remain committed to our products or brands, then these partners may reduce or discontinue purchases from us, which could adversely impact our business.
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
We generally do not have long-term contracts with our wholesale partners, and sales to our wholesale partners are generally on a per-purchase basis. To assist in the scheduling of production and the shipping of our products, we offer the majority of our wholesale partners the opportunity to place orders several months ahead of delivery under our pre-order program. Sales to our wholesale partners are generally on an order-by-order basis and these advance orders may be canceled under certain conditions, and the risk of cancellation may increase when dealing with financially unstable retailers or retailers struggling with economic uncertainty. We also extend credit to our wholesale partners based on an assessment of such retailer’s financial condition, generally without requiring collateral. We do not have significant concentration among our wholesale partners as of December 31, 2025. No single customer accounted for more than 10% of total accounts receivable and our 20 largest wholesale partners accounted for 32% of total accounts receivable. Some of our retailers have in the past, and may in the future, experience financial difficulties, including bankruptcies, which have had and could have an adverse effect on our sales, our ability to collect on receivables and our financial condition.
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
Our business involves distributing products on a wholesale basis for resale through our wholesale partners and also includes a multi-channel experience, including owned retail stores (which we define as stores which are operated by the Company, not inclusive of stores operated by our wholesale partners), which we operate in over 20 countries, and e-commerce websites that are owned and operated by us. Growing our e-commerce platforms and the number of physical stores we operate is essential to our growth strategy, as is innovating and expanding our product offerings available through these channels. Sales in our DTC channel continue to grow, which may expose us to other risks, including those relating to continuing to grow brand awareness. This strategy has, and will continue to require significant investment in cross-functional operations and management focus, along with investment in supporting technologies and retail store spaces. If we are unable to provide a convenient and consistent experience for our consumers, our ability to compete and our results of operations could be adversely affected. In addition, if our e-commerce platform design does not appeal to our consumers, function reliably and conveniently, or maintain the privacy and security of consumer data, or if we are unable to consistently meet our brand promise to our consumers, we may experience a loss of consumer confidence or sales, including as a result of losing repeat consumers, or be exposed to fraudulent purchases, cyberattacks or other issues which could adversely affect our reputation and results of operations. Our growth in the DTC channel may create more inventory risk for us and also negatively impact our relationships with existing wholesale partners.
As of December 31, 2025, we operate our e-commerce digital platforms in approximately 25 countries, where we generally also operate through our wholesale channel, and we are planning to expand our e-commerce platform to other geographies. Existing and additional countries may impose different and evolving laws governing the operation and marketing of e-commerce websites, as well as the collection, storage and use of information on consumers interacting with those websites. We may incur additional costs and operational challenges in complying with these laws, and differences in these laws may cause us to operate our businesses differently in different territories. If so, we may incur additional costs and may not realize benefits from our investment in our international expansion. We are also exposed to the risk of fraudulent domains or websites pretending to sell our products, when they are in reality phishing websites or imitator domains, and we might be unable to stop those websites from operating in due time, or permanently due to regulatory or factual constraints.
Our revenues depend in part on the success of our retail stores, including related to volume of traffic to our stores and the availability of suitable lease space.
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
Joint ventures could also present potential additional risks to our business, including risks inherent in taking on a partner which limits our ability to make decisions in our strategy and operations unilaterally and differences in policies and procedures, culture, experience and expectations could adversely affect our ability to work successfully with our partners. In growing our business, we also have made and may continue to make equity investments in other companies to provide greater opportunities for business collaboration, operational efficiency and financial gain. These equity investments may pose a risk to our business, if the companies we invest in have financial losses, suffer from market volatility, and become subject to new regional laws and regulations.
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
These and similar “counterfeit” issues, including proliferation of “gray market” actors that purchase large quantities in certain markets and sell in others at varying prices, could reoccur and could again result in consumer confusion, harm to our brands, a loss of our market share, and/or a decrease in our results of operations.
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
The majority of our products are sourced from a network of suppliers, predominantly in the Asia Pacific and Greater China regions, with the remaining from EMEA and the Americas, and our products are sold around the world. Accordingly, we are subject to the risks generally associated with global trade and doing business abroad, which include foreign laws and regulations, varying consumer preferences across geographic regions, political unrest, disruptions or delays in cross-border shipments and changes in economic conditions in countries in which our products are manufactured or where we sell products. This includes, for example, the changes to the legal and regulatory framework that apply to the United Kingdom (the “UK”) and its relationship with the EU, as well as new and proposed changes affecting tax laws and trade policy in the United States and elsewhere, as further described below under “—Risks Related to Financial, Accounting and Tax Matters—We could be subject to changes in tax laws, tax regulations and tax treaties, including their interpretation and application, in the Cayman Islands, Finland, Germany, the United States, the PRC, or any other country in which we operate, which could result in additional tax liabilities or increased volatility in our effective tax rate” and “—Risks Related to Litigation and Regulation—Current and further changes to trade relationships and to trade policies, tariffs, import/export regulations and anti-competition regulations in the United States, EU, PRC and other jurisdictions, or our failure to comply with such regulations, may have a material adverse effect on our reputation, business, financial condition and results of operations.” We also generate a significant portion of our revenue from sales in the PRC (and only in the context of describing PRC laws, regulations and other legal or tax matters in this Annual Report, excludes Hong Kong, Macau and

Taiwan). See “—We face risks associated with our business in the PRC.” There could be legislative actions limiting outsourcing manufacturing and production activities to foreign jurisdictions, including through tariffs or penalties on goods manufactured outside the United States, which may require us to change the way we conduct business and adversely affect our business, results of operations and financial condition.
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
For the year ended December 31, 2025, 27% of our revenue was derived from sales in the PRC. In addition to our sales activity, we have key suppliers and manufacturing facilities in the PRC, and approximately 28% of our products sourced from third-party suppliers were manufactured in the PRC in 2025. Additionally, ANTA Sports, our largest shareholder, has significant operations in the PRC and has a principal place of business in the PRC, as well as management and directors that are PRC citizens or domiciled in the PRC. As a result, our business is subject to risks associated with doing business in the PRC, including but not limited to, a general climate of economic, political and social conditions, including with respect to future regulatory, policy and legislative developments, increased costs and uncertainties associated with enforcing contractual obligations in the PRC and increasingly strengthening intellectual property protection system in the PRC, each of which could adversely impact our business, results of operations and financial condition.
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

More broadly, while the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in the PRC, in the policies of the PRC government or in the laws and regulations in the PRC could have an adverse effect on the overall economic growth of the PRC. Such changes could also adversely affect our business and operating results, lead to reduction in demand for our products and adversely affect our competitive position. In addition, changes in the political climate or trade policy of any other countries or regions, such as increased duties or tariffs on imports from the PRC, may adversely affect our business. For more discussion of the risks related to our Chinese operations, see “—Risks Related to Litigation and Regulation —There remain some uncertainties as to whether we will be required to obtain approvals from PRC authorities to remain listed on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval.”
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
The majority of our manufacturing and finished goods as well as raw material suppliers are located outside the United States. In addition, we work with select third-party distributors, especially in the initial stages of expansion for highly complicated products and in new markets, and because we ultimately do not control those third parties, we are subject to additional risks as a result of such relationships. Moreover, in 2025 approximately 28% of our apparel, footwear, sports equipment, protective gear and accessories products sourced from third-party suppliers were manufactured in the PRC, with the remainder being produced in other Asian countries, North America and Europe. Many of our products are manufactured by third-party manufacturers. As a result of our international suppliers and third-party manufacturers, we are subject to risks associated with doing business in multiple jurisdictions, including:
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
•compliance with existing and new laws and regulations, including those relating to labor conditions and workplace safety, environmental protection, chemical regulation (e.g., related to PFAS), quality and safety standards, sustainability, transparency (the EU Corporate Sustainability Reporting Directive and other related EU directives or regulations), imports, duties, taxes and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds;
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
Various jurisdictions where we import or sell our products have imposed restrictions on, or additional requirements for, products based on their provenance or the origins of certain of their component parts. For example, in December 2021, the U.S. Congress passed the Uyghur Forced Labor Prevention Act (the “UFLPA”), which imposes a presumptive ban on the import of goods to the United States that are made, wholly or in part, in the Xinjiang Uyghur Autonomous Region (the “XUAR”) or by certain other designated persons and entities. The XUAR is the source of large amounts of cotton and textiles for the global apparel and footwear supply chain. Although our policy is to prohibit the use of forced labor in our supply chain, we have previously been and may in the future be subject to allegations that our products contain components or raw materials from the XUAR and we cannot assure you that our affiliates may not also be subject to similar allegations. Furthermore, the U.S. Customs and Border Protection (the “CBP”) issued a region-wide withhold release order (“WRO”) in January 2021, imposing import restrictions on cotton products produced in the XUAR. As a result of the UFLPA and WRO, materials we import into the United States have in the past been, and could in the future be, held by the CBP based on a suspicion that they originated from the XUAR or that they may have been produced by suppliers accused of participating in forced labor, pending our providing clear and convincing evidence to the contrary. While the UFLPA has not had a material impact on our results of operations, overcoming the presumptive ban in the UFLPA can be a time- and information-intensive process, which may require additional costs and can ultimately be unsuccessful. Even if such costs are incurred, we may not always be able to obtain sufficient information. Such a process could result in a delay or complete inability to import such materials (including potentially non-cotton materials), which could result in inventory shortages or greater supply chain compliance costs. We could also be subject to penalties or fines if our imports are found to have been in violation of the UFLPA or other customs-related laws and regulations. Even if we are not subject to any fines or penalties, any perceived link between our or our principal shareholder’s products and the XUAR, or labor practices not in keeping with industry expectations, may result in increased costs, affect our business and damage our reputation. Moreover, compliance with the UFLPA or other similar current or proposed requirements, including the upcoming European Union Forced Labor Regulation, may have other effects on the global supply chain, the price and scarcity of traceable cotton or other materials of focus, and could lead to increases in our cost of goods sold, which may adversely impact our profitability.
The cost of raw materials could increase our cost of goods sold and cause our results of operations and financial condition to suffer.
The raw materials used in our supply chain include synthetic fabrics and natural products, including blend fabrics, nylon, polyester, down and cotton, as well as plastics, rubber, carbon and metals. Significant price fluctuations, including as a result of inflation, or shortages or the cost of these raw materials may increase our cost of goods sold and cause our results of operations and financial condition to suffer. Additionally, global sourcing prices may increase as a result of tariffs placed on certain trade partners by the United States. See “—Risks Related to Litigation and Regulation—Current and further changes to trade relationships and to trade policies, tariffs, import/export regulations and anti-competition regulations in the United States, EU, PRC and other jurisdictions, or our failure to comply with such regulations, may have a material adverse effect on our reputation, business, financial condition and results of operations.”
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
We rely upon third-party manufacturers, which we do not own or operate, for the sourcing of certain of our products, including apparel, footwear, sports equipment, protective gear and accessories including helmets, goggles, poles, tennis rackets, baseball bats, boots and balls, among others. Our ability to meet our wholesale partners’ and our consumers’ needs depends on our ability to maintain a steady supply of products from our third-party manufacturers. While our agreements with our suppliers are generally fixed-price arrangements on a purchase order basis that renew annually, if one or more of our significant suppliers were to sever their relationship with us or significantly alter the terms of our relationship, including due to changes in applicable trade policies, or be unable to perform, we may not be able to obtain replacement products in a timely manner, which could have an adverse effect on our business operations, sales, financial condition or results of operations. Additionally, if any of our third-party manufacturers fail to make timely shipments, do not meet our quality standards or otherwise fail to deliver us product in accordance with our plans, it could result in lost sales, added costs and distribution delays that could harm our business and wholesale partner and consumer relationships.
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

If we encounter problems with our distribution system, including the systems used in our automated warehouses, our ability to deliver our brands’ products to the market could be adversely affected.
We rely on leased and owned Amer Sports-operated distribution facilities, as well as two ANTA Sports distribution facilities in the PRC and certain third-party facilities, to warehouse and ship product to our wholesale partners and consumers. For efficiency and scale benefits, inventory is deliberately concentrated in some regions. Our distribution system includes computer-controlled and automated equipment, which may be subject to a number of risks related to security or computer viruses, the proper operation of software and hardware, power interruptions or other system failures. Further, we are reliant on third-party software to run certain automated warehouses, and are thus dependent upon the uninterrupted access to, and proper functioning and maintenance of, such software, factors which are outside of our direct control and expertise. Because substantially all of our brands’ products are distributed from a relatively small number of locations, our operations could also be interrupted by earthquakes, floods, fires or other natural disasters or other events outside our control affecting our warehouses or distribution centers, including political or labor instability. Additionally, since we share distribution warehouses among brands, a disruption at one distribution center may impact deliveries and shipments for numerous brands. We maintain business interruption insurance under our property insurance policies, but it may not adequately protect us from the adverse effects that could be caused by significant disruptions in our distribution facilities. In addition, our distribution capacity is dependent on the timely performance of services by third parties, including the transportation of product to and from its distribution facilities. If we encounter problems with our distribution system, our ability to meet consumer expectations, manage inventory, complete sales and achieve operating efficiencies could be materially adversely affected.
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
The success of our business depends, in part, on competent employees, including key personnel, as well as our ability to maintain our workplace culture and values.
Our success depends in part on the continued service of competent employees, including key executive officers and personnel. The loss of the services of key individuals, or any negative perception with respect to these individuals, or our workplace culture or values, could harm our business. Labor shortages could also hurt our ability to service demand that exists for our products or operating our manufacturing facilities efficiently. Competition for employees in the sports and outdoor industry is intense and we may not be successful in attracting and retaining such personnel. We want to support and develop our employees’ engagement and satisfaction. Low employee engagement and/or satisfaction may reduce employees’ motivation and commitment, which could harm our productivity, innovation and the quality of our customer service.
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
Some employees at our own manufacturing facilities and distribution centers are subject to collective bargaining agreements. For example, the employees at our Wilson brand Ohio manufacturing facility, as well as the employees at our facilities in Austria, France and Germany, are subject to a collective bargaining agreement. Labor disputes with these employees may have a material adverse effect on our business, potentially resulting in canceled orders by wholesale partners or consumers, inability to fulfill potential e-commerce demand, unanticipated inventory accumulation and reduced revenue and net income/(loss). Labor disturbances, including transportation strikes, work stoppages and strikes at critical logistical hubs such as airports, warehouses and seaports can affect our ability to ship products in a timely manner. These disruptions may negatively impact our business operations by causing an increase in costs and diminish our supply chain efficiency. In addition, if we fail to mitigate labor disputes, fail to properly hire and dismiss employees as needed or fail to comply with labor laws, which differ by location and jurisdiction and are rapidly changing, our risk of litigation may increase, which would cause us to incur additional costs.
We have not obtained key person life insurance policies on any members of our senior management team. As a result, we would not be protected against the associated financial loss if we were to lose the services of members of our senior management team. Furthermore, we seek to cultivate a pipeline which identifies and prepares future leaders across all levels of our organization. Without a developed succession plan, we may not be equipped to run and grow our business in times of change and transition.
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
Sustainability-related matters, climate change, or legal, regulatory or market responses thereto, as well as diverging approaches to Environmental, Social, and Governance (“ESG”) by various stakeholders, may have an adverse impact on our business and results of operations.
There has been increased focus by governmental and non-governmental organizations, wholesale partners and consumers, employees and other stakeholders on products that are sustainably made and other sustainability-related matters, including climate change, responsible sourcing, animal welfare, deforestation, the use of plastic, energy and water, biodiversity and other natural capital impacts, human rights, ethics, the recyclability or recoverability of packaging, circular economy and pollution prevention considerations, materials transparency and banning of certain chemicals and product subcomponents, any of which may require us to incur increased costs for additional transparency, due diligence, recruiting and reporting. Further, some investor advocacy groups, certain institutional investors, investment funds, other market participants, shareholders, current and prospective employees, and consumers have focused on sustainability-related practices. Certain of these parties also use certain ratings in their assessment of organizations. Conversely, “anti-ESG” sentiment in the U.S. poses a regulatory and reputational risk, as multiple states and federal entities have introduced or enacted policies and legislation opposing ESG principles. Additionally, executive actions targeting diversity, equity, and inclusion (“DEI”) initiatives in the private sector may further challenge ESG-related strategies and compliance. Institutional investors and proxy advisory firms have also updated their guidelines and expectations with respect to ESG and DEI initiatives. Such “anti-ESG” and “anti-DEI”-related policies, legislation, initiatives, litigation, and scrutiny could result in us facing additional compliance obligations, becoming the subject of investigations and enforcement actions, or sustaining reputational harm. If our practices do not meet investor or other industry stakeholder expectations and standards, which continue to evolve, our brand, reputation, share price, access to and cost of capital, and employee, wholesale partner, consumer, and/or business partner retention may be negatively impacted.
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
We may be impacted by evolving restrictions on chemical substances used in the manufacture of apparel, footwear and outdoor equipment, which may adversely affect our business, results of operations, and financial condition. Varying global requirements increase operational and supply chain complexity, and compliance may require product changes, alternative materials, additional testing, and/or new suppliers, resulting in higher costs, delays, or disruptions. Changing consumer preferences regarding chemical treatments may also affect demand. Our ability to anticipate and meet these evolving requirements may be limited, and noncompliance could lead to enforcement actions, recalls, reputational harm, or other material impacts on our business.
We also may at times engage in certain voluntary initiatives or commitments (such as voluntary disclosures, certifications, or targets, among others) to improve the sustainability or environmental profile of our company and/or products. However, such initiatives or commitments may be costly and may not have the desired effect. For example, execution of these strategies and achievement of our goals is subject to risks and uncertainties, many of which are outside of our control. These risks and uncertainties include, but are not limited to, our ability to set relevant, achievable and credible goals, execute our strategies and achieve our goals within the currently projected costs and the expected timeframes; the availability and cost of raw materials and renewable energy; unforeseen production, design, operational and technological difficulties; the outcome of research efforts and future technology developments, including the ability to scale projects and technologies on a commercially competitive basis such as carbon sequestration and/or other related processes; compliance with, and changes or additions to, global and regional regulations, taxes, charges, mandates or requirements relating to greenhouse gas emissions, carbon costs or climate-related goals, or to other sustainability matters; adapting products to consumer preferences and consumer acceptance of sustainable supply chain solutions; and the actions of competitors and competitive pressures. As a result, there is no assurance that we will be able to successfully execute our strategies and achieve our sustainability-related goals, which could damage our reputation and wholesale partner, consumer and other stakeholder relationships and have an adverse effect on our business, results of operations and financial condition. Moreover, actions or statements that we may take based on expectations, assumptions, other methodological considerations, or third-party information that we currently believe to be reasonable may subsequently be determined to be erroneous or be subject to misinterpretation. Additionally, there can be no assurance that our stakeholders will agree with our strategies, and any perception, whether or not valid, that we have failed to achieve, or to act responsibly with respect to, such matters or to effectively respond to new or additional legal or regulatory requirements regarding climate change or other sustainability matters could result in adverse publicity or potential regulatory/investor engagement or litigation and adversely affect our business and reputation. For example, there have been increasing allegations of greenwashing against companies making significant sustainability claims due to, among other things, allegations of incomplete disclosures, as well as to a variety of perceived deficiencies in performance, including as stakeholder perceptions of sustainability continue to evolve. Additionally, many of our wholesale partners, consumers, business parties, and suppliers may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us.

Extreme weather conditions and natural disasters could negatively impact our operating results and financial condition.
Given the broad and global scope of our operations, we are particularly vulnerable to the physical risks of climate change, such as shifts in weather patterns. Extreme weather conditions in the areas in which our owned retail stores, suppliers, manufacturers, factories, wholesale partners, consumers, distribution centers, offices, headquarters and vendors are located could adversely affect our operating results and financial condition. Moreover, natural disasters such as earthquakes, hurricanes, wildfires and tsunamis, whether occurring in the United States or abroad, and their related consequences and effects, including energy shortages and public health issues, have in the past temporarily disrupted, and could in the future disrupt, our operations, the operations of our vendors, manufacturers, wholesale partners and other suppliers or have in the past resulted in, and in the future could result in, economic instability that may negatively impact our operating results and financial condition. In particular, if a natural disaster or severe weather event were to occur in an area in which we or our suppliers, manufacturers, employees, wholesale partners, consumers, distribution centers and vendors are located, our continued success would depend, in part, on the safety and availability of the relevant personnel, raw materials, and facilities and proper functioning of our or third parties’ computer, network, telecommunication and other systems and operations. In addition, a natural disaster or severe weather event could negatively impact retail traffic to our stores or stores that carry our products and could have an adverse impact on consumer spending, any of which could in turn result in negative point-of-sale trends for our merchandise. Further, climate change may increase both the frequency and severity of extreme weather conditions and natural disasters, which may affect our business operations, either in a particular region or globally, as well as the activities of our third-party vendors and other suppliers, manufacturers, wholesale partners and consumers. Climate change may also adversely affect the long-term demand for winter sports and related products. Rising average temperatures, reduced snowfall, and shorter or less predictable winter seasons could lead to fewer days of participation, reduced visitation to winter sports destinations, and declining consumer demand in certain regions. These impacts could negatively affect sales, inventory planning, and long-term growth prospects for portions of our portfolio that depend on winter sports activities.
We believe the diversity of locations in which we operate, our operational size, disaster recovery and business continuity planning and our information technology systems and networks (“IT Systems”), including the Internet and third-party services, position us well, but may not be sufficient for all or for concurrent eventualities. If we were to experience a local or regional disaster or other business continuity event or concurrent events, we could still experience operational challenges, in particular depending upon how a local or regional event may affect our human capital across our operations or with regard to particular aspects of our operations, such as key executive officers or personnel. Further, if we are unable to find alternative suppliers, replace capacity at key manufacturing or distribution locations or quickly repair damage to our IT Systems or supply systems, we could be late in delivering, or be unable to deliver, products to our wholesale partners and consumers. For more information regarding risks related to our IT Systems, see “—Risks Related to our Intellectual Property and Information Technology—We rely on a large number of complex IT Systems. Any failure to operate, maintain and upgrade our IT Systems may materially and adversely affect our operations.” These events could result in reputational damage, lost sales, cancellation charges or markdowns, all of which could have an adverse effect on our business, results of operations and financial condition. Moreover, to the extent catastrophic events become more frequent or intense, it may adversely impact the availability or cost of insurance.
Political uncertainty or geopolitical tensions could have a material adverse effect on our business, results of operation and financial condition.
As a multinational company, geopolitical events could have an impact on our business. Changes, potential changes or uncertainties in regulatory and economic conditions or laws and policies governing foreign trade, manufacturing, and development and investment in the territories and countries where we operate or sell our products could adversely affect our business, results of operations, and financial condition. Shifts in government leadership, policy priorities, or regulatory frameworks, including changes to trade rules, tariffs, sanctions, investment restrictions, labor laws, tax regimes, data privacy or cybersecurity requirements or environmental standards, may increase costs, disrupt supply chains, or limit market access.

For example, the military conflict between Russia and Ukraine has significantly amplified existing geopolitical tensions among Russia, Ukraine, Europe, the PRC and the United States. We cannot predict how the conflict in Ukraine will evolve, but any escalation or expansion into other countries, particularly in Europe, would exacerbate geopolitical tensions and could lead to political and/or economic response from the United States, the EU and other countries, which may adversely impact economic conditions. We suspended all significant commercial activities in Russia by the end of 2022 and there was no revenue recognized in Russia in 2025. The Russia-Ukraine conflict and the resulting sanctions could adversely affect global energy and financial markets and thus could adversely impact our operations. In addition, any escalation or expansion into neighboring countries where we have significant operations could adversely impact our business, results of operations and financial condition. Additional sanctions or other measures may be imposed by the global community, and counteractive measures may be taken by the Russian government, other entities in Russia or governments or other entities outside of Russia. There have been, and we expect there will continue to be, an increased risk of information security or cybersecurity incidents, including cyberattacks perpetrated by Russia or others at its direction. Although, to date, our IT Systems have not been compromised by these incidents, it is possible that future information security or cybersecurity incidents involving our wholesale partners, consumers, manufacturers, suppliers or other third-party partners could successfully compromise our IT Systems, which could adversely affect our business, results of operations or financial condition.
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
Risks Related to Litigation and Regulation
Current and further changes to trade relationships and to trade policies, tariffs, import/export regulations and anti-competition regulations in the United States, EU, PRC and other jurisdictions, or our failure to comply with such regulations, may have a material adverse effect on our reputation, business, financial condition and results of operations.
While a baseline tariff of 10% on imports into the United States is currently being applied to any countries not covered by a specific trade agreement, the current tariff environment is dynamic and uncertain. Previously the United States implemented additional country-specific tariffs for countries with which the United States has the largest trade deficits. For example, the country-specific tariff for China was set at 20% in November 2025, and China responded with tariffs on imports to China from the United States. A similar tariff was applied to products manufactured in Vietnam and a 15% minimum rate was applied to the EU products. In 2025, we sourced approximately 28% of our global sourcing from the PRC, and approximately 42% from Vietnam, while Canada and Mexico accounted for less than 0.1% of our total global sourcing. It is unknown if certain United States tariffs will continue and if so, to what extent.

There is a risk that the United States and/or countries into which we import products may, in the future, adjust and/or impose new or additional quotas, duties, tariffs or reciprocal tariffs or other restrictions, whether pursuant to existing or new laws, which may affect our operations and subject us to additional costs and expenditure of resources. If United States tariffs on China or other countries from which we source products are sustained at heightened levels, it will increase our cost of sales and may also increase the price of our products. Raising prices of our products could adversely impact customer demand. In addition, heightened tariffs may adversely impact our ability to acquire products on acceptable terms and may also adversely impact global logistics, which may result in our inability to purchase sufficient inventory to meet customer demand and in turn materially and adversely impact our revenues. The ultimate impact of any tariffs will depend on various factors, including how long such tariffs remain in place, the timing of implementation, the amount, scope and nature of such tariffs and how other countries respond. However, if we are unable to mitigate tariff-related risks through supply chain adjustments, pricing strategies, or other measures, our reputation, financial condition, results of operations, earnings guidance, estimates and growth prospects could be negatively affected.

In addition, our international operations depend upon favorable trade relations between the countries in which we source and sell products. Recent tension between these trading partners has created uncertainty, including with respect to future changes in trade policies and agreements, treaties, government regulations and tariffs that could apply to trade between these trading partners. This uncertainty and/or further changes in social, political, economic, or investment risks in the territories and countries in which we currently source and sell products, and any resulting negative sentiments towards certain countries or the Company as a result of such further changes, could depress economic activity and/or restrict our access to suppliers or customers and have a material adverse effect on our reputation, financial condition, results of operations, earnings guidance, estimates and growth prospects.

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

In addition, our selling practices are regulated by competition law authorities in the United States, the EU and around the world, violations of the regulations of which could also result in claims for civil penalties or administrative remedies. The global nature of our operations exposes us to the potential for inadvertent violations in cross-border transactions and could result in sanctions or fines if such violations were to occur.
Further, changes in laws and policies governing foreign trade, manufacturing, development and investment in the territories or countries where we currently sell our products or conduct our business could adversely affect our business. Tariffs and other changes in United States and other trade policies have in the past and could in the future trigger retaliatory actions by affected countries, and certain foreign governments have instituted or are considering imposing retaliatory measures on certain United States goods. Further, any emerging protectionist or nationalist trends either in the United States, the PRC, the EU or any of its member states or in other countries could affect the trade environment and consumer purchasing behavior, which could adversely affect our business, results of operations, or financial condition. Trade tensions have continued to escalate in recent years between the United States and the PRC, with each country imposing significant, additional tariffs on a wide range of goods imported from the other country. Trade actions, including the imposition of new or increased tariffs on various products as well as import/export licensing requirements and restrictions have subjected, and may continue to subject, us to additional costs and expenditure of resources. It may be time-consuming and expensive for us to alter our business operations in order to adapt to or comply with any such changes, and we expect such volatility and uncertainty to continue which poses further challenges to our operations and financial planning. We, similar to many other multinational corporations, do a significant amount of business that would be impacted by changes to the trade policies of the United States and other countries (including governmental action related to tariffs, international trade agreements, or economic sanctions). Such changes have the potential to adversely impact the U.S. economy or certain sectors thereof or the economy of another country in which we conduct operations, the sports and outdoor industry and the global demand for our products, and as a result, could have a negative impact on our reputation business, financial condition, results of operations and growth prospects.
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
Our business requires compliance with many laws and regulations, including, but not limited to, labor and employment, product safety, labelling, sales and other taxes, customs, and consumer protection laws and ordinances that regulate the sports and outdoor industry generally or govern the production, importation, promotion and sale of merchandise, and the operation of warehouse facilities. For example, various jurisdictions worldwide have laws and regulations that aim to protect consumers, including by prohibiting advertising or marketing practices that may be deemed misleading or deceptive. Failure to comply with any laws or regulations could subject us to lawsuits and other proceedings, and could also lead to damage awards, fines and penalties. Moreover, we operate in multiple jurisdictions with transfer pricing and tax regulations. Noncompliance may result in additional taxes, penalties, enforcement actions, and negatively impact our profitability.
From time to time, we may become involved in a number of legal proceedings and audits, including, but not limited to, government and agency investigations, and consumer, employment, tort, contractual disputes, proceedings about intellectual property rights and other litigation. In addition, we could become subject to potential antitrust claims, which may relate to anticompetitive behavior, pricing pressures on our distribution partners or other allegations, as well as regulatory actions related to anti-competition regulatory authorities in the United States, the EU and in other countries where we operate. The outcome of some of these legal proceedings, audits and other contingencies could require us to take, or refrain from taking, actions that could harm our operations or require us to pay substantial amounts of money, harming our financial condition. Additionally, defending against these lawsuits and proceedings may be necessary, which could result in substantial costs and diversion of management’s attention and resources, harming our financial condition. There can be no assurance that any pending or future legal or regulatory proceedings and audits will not harm our business, financial condition, reputation and results of operations.
If any of our brands’ products have manufacturing or design defects, need reformulation to meet regulatory standards or are otherwise unacceptable to us or our wholesale partners and/or consumers, our business could be harmed.
We have occasionally received, and may in the future receive, shipments of products that fail to comply with our technical specifications or that fail to conform to our quality control standards. We have also received, and may in the future receive, products that are otherwise unacceptable to us or our wholesale partners and/or consumers. In addition, governments continue to adapt varying and increasingly stringent limits on certain chemicals used in apparel, footwear and outdoor equipment, which may require product reformulation, alternative materials and manufacturing changes. Under these circumstances, unless we are able to obtain replacement or reformulated products in a timely manner, we risk the loss of revenue resulting from the inability to sell those products and related increased administrative and shipping costs. Additionally, if the unacceptability of our products is not discovered until after such products are sold, our wholesale partners and/or consumers could lose confidence in our brands’ products or we could face a product recall and our results of operations could suffer and our business, reputation and brands could be harmed.
Defects may also exist in components and products that we source from third parties. Any defects could make our brands’ products unsafe and create a risk of environmental or property damage or personal injury, in particular with respect to our sporting goods and equipment products, and we may become subject to the hazards and uncertainties of product liability claims and related litigation. The occurrence of real or perceived defects in any of our brands’ products, now or in the future, could result in additional negative publicity, regulatory investigations or lawsuits filed against us, particularly if consumers or others who use our brands’ products are injured. Even if injuries are not the result of any defects, if they are perceived to be, we may incur expenses to defend or settle any claims and our brand and reputation may be harmed. In addition, while we maintain insurance for certain risks, our liability insurance may not cover potential claims related to manufacturing or design defects adequately or at all.
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
We are subject to various federal, state, local and foreign laws and regulations that, among other matters, (i) regulate certain activities and operations that may have environmental or health and safety effects, such as the use of regulated materials in the manufacture of our products or emissions or disposal of certain materials, substances or wastes, (ii) impose liability for costs of cleaning up, and damages to natural resources from, spills at our current and former facilities, waste disposal at third-party sites, or other releases of hazardous materials or regulated substances at sites and/or in connection with events which we sponsor, and (iii) regulate workplace safety. Compliance with these laws and regulations could increase our and our third-party manufacturers’ costs and impact the availability of materials required to manufacture our products. Violation of these laws and regulations may subject us to significant fines, penalties or disposal costs, which could negatively impact our results of operations. We could be responsible for the investigation and remediation of environmental conditions at currently or formerly owned, operated or leased sites, including at certain legacy sites in the United States and France where we are engaged in remediation, as well as for associated liabilities, including liabilities for natural resource damages, third-party property damage or personal injury. Such liabilities could result from lawsuits that could be brought by the government or private litigants, relating to our operations, the operations of facilities or the land on which our facilities are located. In addition, such remediation liabilities can arise in connection with facility expansions, such as the expansion of our facility in Romania, where we are investigating and remediating lead contamination in soil. In addition, liability for contamination under certain environmental laws and regulations can be imposed on current or past owners or operators of a site without regard to fault. As such, we may be subject to these liabilities regardless of whether we lease or own the facility, and regardless of whether such environmental conditions were created by us or by a prior owner or tenant, or by a third-party or a neighboring facility whose operations may have affected such facility or land. We cannot assure you that environmental conditions relating to our prior, existing or future or expanded sites or those of predecessor companies whose liabilities we may have assumed or acquired will not have a material adverse effect on our business.
Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.
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
On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines (collectively, the “CSRC Filing Rules”), which came into effect on March 31, 2023. According to the CSRC Filing Rules, an issuer will be required to go through the filing procedures under the CSRC Filing Rules if the following criteria are met at the same time: (a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and (b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. The CSRC Filing Rules also stated that the determination of whether it is applicable to the issuer will be done in accordance with the principle of “substance over form,” and that for issuers incorporated outside the PRC that do not meet criteria (a) and/or (b) in the preceding sentence, if the offering document includes major risk factors relating to mainland China, the lead underwriters and the issuer’s PRC counsel will be required to consider and analyze, in accordance with the principle of “substance over form,” whether the CSRC Filing Rules should apply. Furthermore, the CSRC Filing Rules provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.
As advised by our PRC counsel, we are not required to obtain regulatory approval from the CSRC or go through the filing procedures under the CSRC Filing Rules before our ordinary shares can be listed or offered in the United States because (i) the main parts of our business activities are conducted outside mainland China, and our main places of business are located outside mainland China, and (ii) our senior managers in charge of our business operation and management are predominantly non-PRC citizens or not domiciled in mainland China. Nevertheless, as the CSRC Filing Rules are newly issued, there remains uncertainty as to how it will be interpreted or implemented. If the CSRC disagrees with our view on the applicability of the CSRC Filing Rules to our IPO in 2024, we may face sanctions by the CSRC that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. Additionally, we cannot assure you that whether we will be subject to such filing requirements for our securities offering in the future, and if we do, we will be able to get clearance from the CSRC in a timely manner, or at all.
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
Use of AI in the creation and development of our products could expose us to liability or actual or alleged violations of applicable laws, rules and regulations, including third-party claims of intellectual property infringement, misappropriations or other violations, as it is possible that our employees using such tools for these development purposes overly rely on results generated via these tools and do not conduct sufficient checks, verifications and investigations of pre-existing design or other intellectual property rights. Further, we may jeopardize our intellectual property rights via over-zealous use of such new technologies by, for example, inputting our proprietary materials into a tool that collects data for further development or provision of its services to third parties. Similarly, the intellectual property ownership and license rights surrounding AI has not been fully addressed by international and U.S. courts or the laws, rules or regulations of the U.S. and foreign jurisdictions. Any materials created by us using AI may not be subject to intellectual property protection, which may affect our ability to commercialize such materials. While we do monitor and provide guidance to our employees on the use of AI in our business operations and development, risk to our intellectual property rights is hard to completely mitigate as employees may not follow proper internal processes or such tools’ service providers may utilize data and materials included in their tools in ways contrary to what they claim.
Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on our business, financial condition and results of operations.
Companies, organizations or individuals, including our competitors, may currently hold, or obtain in the future, patents, trademarks or other intellectual property rights that could prevent or limit our ability to make, use, develop, sell or market certain of our products, which could make it more difficult for us to operate our business. We also enter into joint development agreements with third parties from time to time, and in some cases may not own (or may co-own) the technology resulting from such arrangements, and such non-ownership or co-ownership may limit our ability to make, use, develop, sell or market certain of our products. As we face increasing competition, the possibility of claims of intellectual property infringement, misappropriation, dilution or other violation made by third parties against us grows. While we try to avoid infringing the rights of others, we may unknowingly do so. For example, we may not be aware of existing patents or patent applications that could be pertinent to our business. Any claim or litigation alleging that we have infringed, misappropriated or otherwise violated intellectual property rights of third parties, with or without merit, and whether or not settled out of court or determined in our favor, could be time-consuming and costly to defend and resolve, and could divert the time and attention of our management and technical personnel. While some claims may be made by third parties seeking to obtain a competitive advantage, other claims may be brought for the sole purpose of revenue generation, including by non-practicing entities or individuals with no relevant product sales. It may be more difficult to defend against such claims, as we cannot deter such claims by threatening to assert our own intellectual property portfolio in response. Additionally, some third parties have substantially greater human and financial resources than we do and are able to sustain the costs and workload of complex intellectual property litigation to a greater degree and for longer periods of time than we could. The outcome of any litigation is inherently uncertain, and there can be no assurances that favorable final outcomes will be obtained in all cases. In addition, third parties may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to change our products or even cease the commercialization of our products entirely.

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
The frequency, intensity, and sophistication of cyberattacks, ransomware attacks, and other security incidents, including personal information breaches, has significantly increased in recent years and it is expected that these trends will continue. As with many other businesses, we have experienced, and are continually at risk of being subject to, such attacks and incidents. Due to the increased risk of these types of attacks and incidents, we expend significant resources on IT Systems and security tools, measures, and processes designed to protect our IT Systems, as well as the personal, confidential, or sensitive information stored on or transmitted through those systems, and to ensure an effective response to any cyberattack or security incident. Despite the implementation of preventative and detective security controls, our IT Systems are vulnerable to damage or interruption from a variety of sources, including telecommunications or network failures or interruptions, system malfunction, natural disasters, public health events, malicious acts, and geopolitical instability. Our IT Systems are also vulnerable to physical or electronic break-ins, security breaches from inadvertent or intentional actions by our employees, third-party service providers, contractors, consultants, business partners, and/or other third parties, from cyberattacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, password spraying, credential stuffing, phishing, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information), or other security incidents. Remote and hybrid work models can exacerbate certain risks. In addition, considering the current geopolitical context, the steady increase in cybercriminal activity worldwide, and the greater visibility of our brands, the risk of being targeted by sophisticated cyberattacks remains high. Because the techniques used to obtain unauthorized access to IT Systems are constantly evolving and becoming more sophisticated (including by threat actors’ increasing use of AI), may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations, hostile foreign governments or agencies, or state-sponsored actors, we cannot guarantee that all incidents will be prevented or detected promptly, even with the controls we have implemented. Our ability to effectively manage and maintain our inventory and to ship products to wholesale partners and consumers on a timely basis depends significantly on the reliability of our IT Systems. We also use these systems to process financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. As such, any of the foregoing could have a materially adverse effect on our business, financial condition and results of operation.
Cyberattacks or security incidents could remain undetected for an extended period, which could potentially result in significant harm to our IT Systems, as well as unauthorized access to the information stored on and transmitted by our IT Systems. Even when a security breach is detected, the full extent of the breach may not be determined immediately. We may incur significant costs to respond to and remediate cyberattacks and security incidents and, while we have implemented security measures to protect our IT Systems, our efforts to address these problems may not be successful. Further, despite our security efforts and training, our employees may purposefully or inadvertently cause security breaches that could harm our IT Systems or result in the unauthorized disclosure of or access to information. Any measures we do take to prevent security breaches, whether caused by employees or third parties, have the potential to limit our ability to complete sales or ship products to our wholesale partners and consumers, harm relationships with our suppliers, or restrict our ability to meet our consumers’ expectations with respect to their online or retail shopping experience. A cyberattack or other security incident could result in the significant and protracted disruption of our business such that:
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
In addition, if a cyberattack or other security incident results in the loss, theft, misuse, or unauthorized disclosure of, access to or other processing of personal, confidential, or sensitive information belonging to our wholesale partners, consumers, suppliers, or employees, it could put us at a competitive disadvantage, result in the deterioration of our wholesale partners’ and consumers’ confidence in our brand, cause our suppliers to reconsider their relationship with our company or impose more onerous contractual provisions on us and subject us to potential litigation (including class action), liability, fines and penalties. For more information regarding risks related to data privacy and security, see “—We are subject to various laws, rules, regulations and guidelines relating to data privacy and security governing the use and processing of personal information. Changes in such laws, rules, regulations and guidelines, or any actual or perceived failure by us to comply with such laws, rules, regulations, guidelines or contractual or other obligations relating to data privacy and security, could lead to government enforcement actions (which could include administrative fines, civil or criminal penalties, suspension of processing activities and audits), private litigation or adverse publicity, any of which could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.”
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
We have made substantial investments into the development of our IT Systems, which form the backbone of our business operations. Due to the complexity of these IT Systems, we cannot rule out that they may cause or contribute to failures in the order transmission process or may prove less efficient than anticipated. In addition, a failure of any individual network carrier, IT System or IT provider would impact our ability to accurately predict the level of demand for our products, receive and transmit orders or to accept payment for orders. The efficient operation and scalability of our own IT Systems and the third-party IT Systems on which we rely is therefore critical to maintain operations and decision-making processes. Further, such failures could also negatively affect our ability to keep up with rapid technological developments and changes, including successful and secure deployment of AI, and result in significant challenges and difficulties in integrating new or acquired IT systems into our existing IT environment. We are currently in the process of upgrading our global SAP enterprise resource planning system across all our brands, and may face risks related thereto, including an increased risk of cyberattacks or other security breaches. Furthermore, the continued operation and development of our IT Systems depends in part on the continued service of high-quality employees. The loss of the services of such key individuals could harm our ability to maintain our IT Systems, which could materially and adversely affect our operations.
It may become increasingly difficult to maintain and improve the availability of our platform, especially during peak usage times and as consumer traffic increases. If our online marketplace is unavailable when users attempt to access it or does not load as quickly as consumers expect, they may seek other services, and may not return to our online marketplace as often in the future, or at all. This would harm our ability to attract consumers and decrease the frequency with which consumers use our online marketplace. We continue to invest in platform resilience, capacity management, and secure release processes. Nonetheless, service disruptions or performance issues may occur. To the extent that we do not effectively address capacity constraints, respond adequately to service disruptions, upgrade our systems as needed or continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and results of operations would be harmed. We have previously experienced service disruptions, and in the future, we may experience further service disruptions, outages, or other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints due to an overwhelming number of users accessing our platform simultaneously. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. For more information regarding risks related to our IT Systems, see “—A security breach or other disruption to our IT Systems could result in the loss, theft, misuse, unauthorized disclosure, or unauthorized access of wholesale partner, consumer, supplier, or sensitive company information or could disrupt our operations, which could damage our relationships with wholesale partners, consumers, suppliers or employees, expose us to litigation or regulatory proceedings, or harm our reputation, any of which could materially adversely affect our business, financial condition or results of operations.”
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

We are also subject to international laws, rules, regulations and standards in many jurisdictions, which apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, in the EEA, we are subject to the European Union General Data Protection Regulation (“EU GDPR”), and, following the UK’s exit from the EU, we are subject in the UK to the UK General Data Protection Regulation and the UK Data Protection Act 2018 (“UK GDPR”). However, there has been increasing divergence in application, interpretation and enforcement of the data protection laws between the EU and the UK. For example, the UK’s Data (Use and Access) Act of 2025, which makes several modifications to the UK GDPR, received Royal Assent in June 2025, and implementation began in August 2025. Such modifications cause the UK’s data privacy law to deviate from that of the EU, and permit further deviations in the form of regulatory guidance or secondary legislation. In addition, the UK GDPR will not automatically incorporate future changes to be made to the EU GDPR (such changes would need to be specifically incorporated by the UK government), which creates a further risk of divergent parallel regimes and related uncertainty. The EU GDPR and UK GDPR also impose strict rules on the transfer of personal information to countries outside of the EEA and the UK. As the enforcement landscape develops, and supervisory authorities issue further guidance on international data transfers, we could suffer additional costs, complaints and/or regulatory investigations or fines, we may have to make certain operational changes, we have had to and will have to implement revised transfer mechanisms for intragroup, customer and vendor arrangements within required time frames, the manner in which we provide our products could be affected, and it could adversely affect our business, operations and financial condition.

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

Further, the establishment of new laws, rules and regulations related to new and emerging technologies, such as AI, that overlap or are significantly intertwined with various different global privacy and cybersecurity requirements, make it more complex and challenging to ensure and monitor compliance with all relevant requirements. For example, in 2024, the EU adopted the EU AI Act and certain U.S. states have adopted laws, rules and regulations directly related to the use of AI or extending the application of existing laws, rules and regulations to AI systems and outputs. The future impact of these or other new laws, rules or regulations is uncertain. We could be found to be non-compliant with such requirements in our use and deployment of these technologies, or where deployment of such technologies leads to new security risks involving our IT infrastructure despite our ongoing efforts to mitigate such risks. Ensuring that we are in compliance with all such requirements may require that we implement costly and significant processes, which further complicates our day-to-day operations, IT infrastructure, compliance monitoring and business-support operations.
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
As of December 31, 2025, we had $942.8 million aggregate principal amount of outstanding indebtedness. In February 2024, we entered into a new credit agreement, under which we established a $500 million USD Term Loan Facility, a €700 million EUR Term Loan Facility, and a $710 million revolving credit facility (together, the “Senior Secured Credit Facilities”) and issued $800 million of 6.750% senior secured notes. We used the proceeds of these financing transactions to fully repay our outstanding borrowings under the Senior Credit Facilities (as defined herein), which were subsequently terminated. Consistent with our initiative to deleverage the Company, and optimize interest deductibility, in December 2024, we executed a follow-on equity offering which raised $1,079.2 million in gross proceeds, which were used to fully repay outstanding principal balances on the Term Loan Facilities (as defined herein). We may incur additional long-term debt and working capital lines of credit to meet future financing needs, subject to certain restrictions and prohibitions under the agreements governing our indebtedness which would increase our total debt. This additional debt may be substantial and some of this indebtedness may be secured.
Our existing indebtedness has had, and any future indebtedness could have, important consequences, including financial covenants and restrictions on:
•incurrence of indebtedness;
•granting loans, guarantees or security interests;
•disposing of assets; and
•making or entering into acquisitions, joint ventures or mergers.
The Senior Secured Credit Facilities contain certain financial covenants that require the Company to, if, as of the last day of each fiscal quarter of the Company, commencing with the last day of the first full fiscal quarter after the Issue Date for so long as any indebtedness under the Revolving Credit Facility (as defined herein) remains outstanding, maintain (i) a maximum first lien net leverage ratio of not greater than 5.00:1.00 and (ii) a minimum interest coverage ratio of not less than 2.00:1.00, which shall increase to 2.25:1.00 as of the fiscal quarter ending December 31, 2025 and shall further increase to 2.50:1.00 as of the fiscal quarter ending December 31, 2026. The financial covenant contains a customary term loan facility standstill and customary cure rights.
In addition, our borrowings under our Senior Secured Credit Facilities have Euro Interbank Offered Rate (“EURIBOR”)-based and/or Secured Overnight Financing Rate (“SOFR”)-based interest rates. SOFR is a relatively new reference rate, has a very limited history and is based on short-term repurchase agreements, backed by Treasury securities. Changes in SOFR and EURIBOR can be volatile and difficult to predict. As a result, the amount of interest we may pay on our Senior Secured Credit Facilities is difficult to predict. If the market rate of interest increases substantially, we will have to pay additional interest on this indebtedness, which would reduce cash available for our other business needs.
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
We report our consolidated financial results in U.S. dollars but have significant non-U.S. operations. Effective February 1, 2024, management determined that Amer Sports, Inc.’s functional currency changed from euro (“EUR”) to U.S. Dollars (“USD”), which was accounted for on a prospective basis. A large portion of our business is conducted in currencies other than USD, in particular the euro, the Canadian dollar and Renminbi (“RMB”), and generally the applicable local currency is our functional currency in that locality. Our sales are generally made in local currencies, while the majority of our costs are paid in U.S. dollars or the euro. As a result, we face foreign currency exposure on the translation of net income/(loss), assets and liabilities of our operations in numerous jurisdictions into U.S. dollars. Given U.S. dollar depreciation against our key foreign currencies, including the euro, the Canadian dollar and RMB, translation into U.S. dollars for the periods presented results in increased profitability. In the future, if the U.S. dollar continues to be weak against local currencies, we will continue to see increased profitability; however, there have been recent fluctuations in the value of the U.S. dollar, and if the U.S. dollar were to strengthen against the euro, the Canadian dollar and RMB, translation into U.S. dollars could result in lower profitability.

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
We could incur goodwill, intangible, or fixed asset impairment charges, which could harm our profitability.
We carry goodwill and other indefinite-lived intangible assets on our balance sheet. We periodically review the carrying values of the related cash-generating units (“CGUs”) to determine whether they exceed their recoverable amounts, which is the higher of a CGU’s fair value less costs of disposal and value in use. Declines in the profitability of individual CGUs due to economic or market conditions, as well as adverse changes in financial, competitive, or other conditions, including deterioration in operating performance or adverse changes in key valuation assumptions, could reduce the recoverable amounts of our CGUs and result in impairment charges in respect of goodwill, intangible, or fixed assets.

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
In connection with the preparation of our consolidated financial statements as disclosed in more detail in Part II, Item 15. Controls and Procedures, we have identified a material weakness in our internal control over financial reporting as of December 31, 2025 related to (i) information technology general controls including segregation of duties, user access, and change management within IT systems that support the Company’s financial reporting process, were not designed, implemented and operating effectively; automated process-level controls and manual controls dependent upon the accuracy and completeness of information derived from information technology systems were also rendered ineffective because they are affected by the ITGC deficiencies, and (ii) consistent and proper application of accounting processes, procedures and controls relating to manual journal entries and account reconciliations, including defined review and supervision roles, were not designed, implemented and operating effectively.
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
If we identify any additional material weaknesses, or we are unable to successfully remediate our existing material weakness or any future material weaknesses in our internal control over financial reporting, or if we cannot comply with the requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) or attest that our internal control over financial reporting is effective, or if our independent registered public accounting firm cannot express an unqualified opinion as to the effectiveness of our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in the accuracy and completeness of our financial reporting and our share price may decline as a result, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.
If we are a “passive foreign investment company” (a “PFIC”), a U.S. shareholder may be subject to adverse U.S. federal income tax consequences.
Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income (including cash). Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, and capital gains. Based on our current operations and the composition of our income and assets, we believe we were not a PFIC for our 2025 taxable year. However, the determination of whether we are a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear, and whether we were a PFIC in 2025 is uncertain in several respects. Moreover, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ordinary shares, which may fluctuate substantially over time). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.
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
We are subject to the tax laws in the Cayman Islands, Finland, Germany, the United States, Canada, the PRC and numerous other jurisdictions. Current economic and political conditions make tax laws, tax regulations and tax treaties, including their interpretation and application, in any jurisdiction subject to significant change. We earn a substantial portion of our income in countries around the world and are subject to the tax laws of those jurisdictions. A number of the jurisdictions in which we operate have recently reformed or changed their tax laws, regulations and tax treaties, such as the anti-tax avoidance directive adopted by the member states of the EU and the Inflation Reduction Act and the One Big Beautiful Bill Act adopted by the United States which, among other changes, introduced a 15% corporate minimum tax on certain corporations, and many jurisdictions are considering other proposals to reform or change their tax laws, regulations and tax treaties, including minimum tax and tax-avoidance proposals being considered in connection with the OECD’s project on base erosion and profit shifting, and proposals in the United States. The adoption or implementation of these proposals could significantly impact how we are taxed on our earnings from operations in these jurisdictions. Although we cannot predict whether or in what form these proposals will be adopted, several of the proposals considered, if enacted into law, could have an adverse impact on our income tax expense and cash flows. Portions of our operations are subject to a reduced tax rate or are free of tax under various tax holidays and rulings. We also utilize tax rulings and other agreements to obtain certainty in treatment of certain tax matters. These tax holidays, rulings and agreements expire in whole or in part from time to time and may be extended when certain conditions are met or terminated if certain conditions are not met. The expiration or termination of any tax holidays, rulings or agreements, or changes in the conditions governing such tax holidays, rulings or agreements, could have an adverse effect on our effective income tax rate.
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
The agreements we have entered into in connection with our IPO with ANTA Sports, including the BSA and the procurement and sourcing of products, sharing of certain middle to back-office services, retail platform related transactions and licensing, have been negotiated by us during periods in which we did not have a board of directors or a management team independent of ANTA Sports. Furthermore, subsequent to the IPO, we entered into certain agreements with ANTA Sports. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with ANTA Sports.” Arm’s-length negotiations for similar products and services with unaffiliated third parties may have resulted in more favorable terms to the Company.
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
Sales of a substantial number of our ordinary shares in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. As of February 20, 2026, we had 557,686,780 ordinary shares outstanding.
However, holders of an aggregate of 397,979,398 of our ordinary shares, have rights, subject to specified conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. We have also registered all ordinary shares that we may issue under our equity compensation plans. As a result, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements.
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
Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit in accordance with U.S. securities laws is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected. For further discussion, see “—We have identified a material weakness in our internal controls over financial reporting. If we are unable to remediate the material weakness or if we identify additional material weaknesses in the future or otherwise fail to develop and maintain effective internal control over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business” and “Item 15. Controls and Procedures.”
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
Shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. However, our second amended and restated memorandum and articles of association have provisions that provide our register of shareholders be opened to inspection for such times and on such days as our board of directors shall determine without charge by our shareholders, or by any other person subject to a nominal charge or such other sum specified by our board of directors, and to receive our annual audited financial statements.
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
Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands. Courts of the Cayman Islands may not, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, courts of the Cayman Islands will recognize as a valid judgment, a final and conclusive judgment in personam obtained in the courts of the United States under which a sum of money is payable (other than multiple damages, taxes, fine or other penalty) or in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon, subject to certain qualifications, such as, among others, the foreign courts having proper jurisdiction, there is no contravention of rules of natural justice of Cayman Islands, the judgment was not obtained by fraud and enforcement would not contravene public policy of Cayman Islands. In addition, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
We were incorporated under the name of “Amer Sports Management Holding (Cayman) Limited” as an exempted company with limited liability under the laws of the Cayman Islands on January 3, 2020. On August 4, 2023, we changed our name to Amer Sports, Inc. Our registered office is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our telephone number at this address is +1 345 945 3901. Our corporate offices are located at Siltasaarenkatu 8-10, Fl-00530 Helsinki, Finland. Our telephone number at this address is +358 207 122 500. Our agent for service of process in the United States is Andrew E. Page, Chief Financial Officer, Interim President & CEO of Wilson, located at 149 Fifth Avenue, 9th Floor, New York, NY, 10010. Our principal website is www.amersports.com. The information on, or accessible through, our website is not a part of, and is not incorporated into, this Annual Report. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

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
See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for our principal capital expenditures since January 1, 2024 and expected budget for 2026.
B. Business Overview
Amer Sports is a global group of iconic sports and outdoor brands, including Arc’teryx, Salomon, Wilson, Atomic and Peak Performance, united by a shared purpose of elevating the world through sport. Our brands are known for their detailed craftsmanship, unwavering authenticity, premium market positioning and compelling market shares in their categories. We pride ourselves on cutting-edge innovation, technical performance and ground-breaking designs that allow athletes and everyday consumers to perform better every day. Through partnerships with industry influencers and elite athletes, and in collaboration with the various communities we serve, we develop next-generation products that define winning moments in sports. Our brands are creators of exceptional apparel, footwear, equipment, protective gear and accessories that we believe give our consumers the confidence and comfort to excel.

Select Pinnacle Moments in Sports where Amer Sports’ Brands are Delivering at the Highest Levels

Courtney Dauwalter claims first place at the Lavaredo 120km trail race wearing Salomon footwear, apparel and packs.	Marta Kostyuk head-to-toe in Wilson playing in her 2025 US Open kit

Mountain guide and professional climber Will Gadd trusts his Arc’teryx gear as he climbs in Banff National Park	Winning her 106th World Cup race in 2025, Mikaela Shiffrin has the record for most Alpine World Cup victories in history.
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

Founded	1989	1947	1914
Purpose	Lead the world in snow, trail and climb products for the mountain athlete	We exist to unleash the best in people through mountain sports	Empower every human to live life like an athlete
Activities	Climbing, hiking, mountaineering, skiing, snowboarding, mountain running	Trail running, gravel running, road running, hiking, snowboarding, alpine skiing, nordic skiing	Racquet sports, baseball, softball, football, basketball, volleyball, golf
Key Product	Performance Outerwear	Performance & Sportstyle Footwear	Sporting Equipment, Apparel, & Accessories
Key Brand Attributes	Delivering leading mountain outerwear designed for the point of extreme need	Global leader in footwear and winter sports equipment, creating a 365-day, year-round brand fueled by innovation	Comprehensive sports hardgoods manufacturer that delivers consistent growth and performance

Geographic Revenue Mix by Brand (for the year ended December 31, 2025)

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Financial Metrics” for our revenues by geography for the years ended December 31, 2025, and 2024.

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
Salomon
Born in the French Alps in 1947, Salomon creates premium innovative footwear, apparel, winter sports equipment and accessories. Since its founding, Salomon has been fueled by a culture of design, craftsmanship, continuous innovation, and performance inspired by progress, the mountains and athletes. The brand first produced metal ski edges and expanded into releasable ski bindings before launching industry changing rear-entry ski boots and monocoque skis. The brand’s leadership in winter sports helped to propel it into a diverse portfolio of sports and products including footwear and apparel. Today, Salomon is a market leader in global trail and gravel running footwear and premium hiking footwear, with products recognized for their performance, style, durability and sustainability. Nearly 70% of Salomon’s revenue in 2025 came from footwear, while also having leading market positions in its legacy winter sports equipment categories (skis, snowboards, boots, bindings, goggles, helmets, etc.), creating a 365-day, year-round brand serving all seasons for mountain sport consumers.
Wilson Sporting Goods
Founded in 1914 in Chicago, Illinois, Wilson Sporting Goods is a leading manufacturer of high-performance sports equipment, apparel, footwear and accessories. The Wilson Sporting Goods portfolio is made up of the iconic Wilson brand, as well as Louisville Slugger, DeMarini, EvoShield and ATEC. Collectively, these brands bring more than three centuries of innovation, history and heritage to a variety of mainstream sports. As a multi-sports platform, Wilson drives innovation and product excellence by leveraging learnings across the brands’ various disciplines, including tennis, football, baseball and basketball, among other sports. The Wilson brand has a legacy as the top-of-the-line sports equipment and is associated with legendary athletes, including Roger Federer and Caitlin Clark. In addition, Wilson is the official partner of professional sports leagues, including the NBA, WNBA, NFL, the US Open, Roland-Garros, and more. These athletes and leagues are a testament to the credibility and reputation of Wilson’s track record of innovation and superior products.
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
Seasonality
We experience some seasonal fluctuations in our revenue and operating results. Historically, we have realized a slightly higher portion of our revenue and earnings in the fourth quarter of the fiscal year, primarily due to higher sales through our DTC channel compared to the rest of the year and a higher share of fall and winter collections in our Technical Apparel and Outdoor Performance segments. For example, we generated 32%, 32%, and 30% of our total revenue in the fourth quarter of the fiscal years 2025, 2024 and 2023, respectively. Our Ball & Racquet Sports segment is generally more consistent across fiscal quarters. Working capital requirements typically increase throughout our second and third fiscal quarters as inventory builds to support our peak shipping and selling period which typically occurs from August to December. Cash provided by operating activities is typically highest in our first fiscal quarter due to the significant inflows associated with our peak selling season. We believe our strategy to broaden our assortment within the softgoods categories across all our brands could lead to increasingly balanced revenue and results of operations throughout the fiscal year.
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
Within Technical Apparel, Arc’teryx employs a hands-on, iterative product development process that begins with innovative ideas in the North Vancouver design center. These product innovations come to life via on-site prototyping at the nearby ARC’One facility. Further, the team rigorously tests products in the Canadian Coast Mountains with world-class mountain athletes. This results in a product that meets our high quality standards and drives continuous innovation. Core innovation enables products like the Alpha SV waterproof breathable “hardshell” jacket to consistently be among Arc’teryx’s top selling products, supporting the brand’s market leadership within outdoor technical apparel and driving continued topline growth. Along with core outdoor category growth, Arc’teryx plans to grow its women’s category, where it has invested in new design leadership, including an expanded assortment, color palette and updated fits, along with rigorous engagement with female athletes to further expand market share with female consumers. For new product development, Arc’teryx recently opened a footwear development office in Portland, Oregon to be able to provide a more comprehensive offering to the outdoor consumer, while also further diversifying product line seasonality. Arc’teryx is also expanding its product portfolio through its popular contemporary urban lifestyle line, Veilance. These new categories are supplemented by sustainability programs, including Circular Business Models under ReBIRD™, which provides consumers care and repair services, product care education for home care and in-field repair, while ReBIRD™’s Upcycling program diverts rescued textiles that are repurposed into coveted pieces. ReBIRD™’s Resale program, known as ReGear™, accepts used gear for trade-in and refurbishes it for resale on the ReGear™ platform and in flagship New York City and Toronto stores.

Within Outdoor Performance, Salomon is deeply committed to innovation in footwear, reflected by its world-class design center in Annecy, France, along with a professional athlete collaboration program to design next-generation products. Through trail running, Salomon has been influential in shaping the modern outdoor footwear industry, rich in heritage of the French Alps. These innovations shape the future of the sport, recently being worn by Courtney Dauwalter as she claimed first place in the Lavaredo 120km trail race, running with the S/LAB Genesis shoes; by Matthias Kyburz, who reached 5th place in the New York Marathon wearing the new S/LAB Phantasm 3; and by Rémi Bonnet, who broke the Vertical Kilometer world record in 27’21’’ wearing a prototype shoe.
Historically, innovation has supported the evolution of Salomon’s iconic products like the XT-6, launched in 2013 and originally designed for ultra-distance trail runners facing harsh conditions. This silhouette has since become the foundation of Salomon’s rapidly growing Sportstyle line, blending function and fashion in a way that resonates with both athletes and lifestyle consumers. The Sportstyle footwear line continues to gain cultural relevance, with high-profile collaborations such as the XT-MM6 Maison Margiela, the X-ALP Carhartt W.I.P, and the XT-Pathway 2 FERXXO with Colombian artist FEID, generating significant desirability, cultural relevance and global attention. These partnerships highlight Salomon’s ability to fuse performance with style, further establishing the brand as a leader in both outdoor sports and fashion. Sportstyle is the fastest growing collection in the Salomon brand.
Salomon also demonstrates an unwavering commitment to producing high-performance equipment for winter sports, supported by decades of innovation across Alpine, Nordic and Snowboard disciplines. Building on this legacy, Salomon opened a new chapter in competitive winter sports with the launch of EQUIPE, a brand-wide winter sports equipment platform. EQUIPE reflects Salomon’s belief that performance is a collective journey, bringing together athletes, product experts and communities across disciplines to rethink how winning is defined and supported. Rooted in innovation, human connection and inclusivity, the platform reinforces Salomon’s position as the only modern mountain sports brand present across Alpine, Nordic and Snowboard with a year-round commitment to athletes.
Salomon’s technical credibility in winter sports was further reinforced during the 2023–24 competitive season, with Salomon Nordic athletes delivering one of their strongest World Cup campaigns to date, accumulating 136 podium finishes. The season culminated with Jessie Diggins winning the overall FIS Cross-Country World Cup title and receiving the prestigious Holmenkollen Medal, the highest distinction in Nordic skiing. Looking ahead, Salomon intends to leverage the EQUIPE platform and its premier innovation capabilities to elevate its winter sports equipment offering, accelerate product development and drive long-term growth and market share.
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
Recent innovation examples include a Louisville Slugger baseball bat that uses simulation software combined with artificial intelligence, first utilized in the golf space and then expanded to baseball, to enhance the contact sweet spot, or the Evo NXT basketball that redistributes the weight of the ball with an advanced internal construction, making the ball easier to shoot from long range. New product introductions accounted for approximately 25% of revenue in 2025 for Wilson. These product innovations drive market share growth in core sports as well as adjacent categories such as the increasingly popular games of padel in Europe and pickleball in the United States.
As a new growth lever, Wilson is expanding its reach in softgoods categories in addition to sports equipment. Wilson is already experiencing success with its Tennis 360 Softgoods business, which involves launching tennis footwear and increasing exposure to apparel, which represented approximately 15% of total Wilson sales during the year ended December 31, 2025, an increase from 9% for the year ended December 31, 2024. We believe this category will continue to grow as a larger contributor to the Wilson business and help fuel broader brand engagement.
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
Within Technical Apparel, Arc’teryx’s future geographic growth will be grounded in its historical momentum in North America and Greater China, with considerable opportunity in Europe and Asia Pacific (in particular, Japan). In Greater China and North America, the brand operates 79 and 73 owned retail stores, including 19 and 7 factory outlets, respectively, as of December 31, 2025. During the period from 2019 to December 31, 2025, the brand has opened a net total of 61 new stores in Greater China, as well as a net total of 49 new stores in North America. In Asia Pacific and Europe, Arc’teryx operates 77 and 17 owned retail stores, including 17 and 3 factory outlets, respectively, as of December 31, 2025. The brand intends to continue developing its retail real estate portfolio in these markets to drive brand awareness and growth. In Europe, there are retail opportunities in large metro areas such as Paris, as well as iconic, outdoor locations across the Alps, including Zermatt, Switzerland and St. Anton, Austria, where important community-building “mountain stores” are targeted to create authentic brand positioning. Further, the brand opened a new owned retail store in Chamonix, France in 2025.
Within Outdoor Performance, Salomon continues to strengthen its brand recognition and reputation in Europe, while brand awareness is steadily developing in Greater China and the United States. These markets continue to represent strong long-term growth opportunities. In these regions, the technical performance, innovative design and premium positioning of the brand’s products, particularly within footwear, align well with evolving consumer preferences. In Greater China, Salomon has successfully opened over 50 owned retail stores in the year ended December 31, 2025 and has plans to keep developing its DTC model in this market. In 2025, Salomon continued its retail acceleration with openings in key locations, including London, Milano, Shanghai, Melbourne, Sydney, New York, Los Angeles and Chicago. In the United States, Salomon’s strong roots in specialty and performance-driven communities, particularly in winter sports, serve as a catalyst for accelerating brand awareness and expansion beyond its historical niche into Sportstyle.
Within Ball & Racquet Sports, Wilson has a compelling opportunity to leverage its reputation for technical excellence in various sports activities, stemming from its historical success in the North American market. Wilson plans to expand its market leadership in North America while driving growth in both Greater China and Europe. In these newer markets, Wilson plans to leverage its existing partnerships as well as capitalize on increasing participation in sports and outdoor activities such as tennis. In Greater China, we believe that higher levels of participation in sports by children, young adults and women provide an opportunity to leverage the Tennis 360 Softgoods business to drive apparel and footwear growth while also developing a strong brand relationship with a large and dynamic consumer base. In Europe, Wilson plans to leverage its product authority in racquet sports to drive market share gains in padel, which is a popular fast-growing sport in the region. Fast growing sports like padel and pickleball are also fragmented and provide Wilson an opportunity to innovate on currently relatively standardized equipment.
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
•Retail Brand Stores: Elevated brand stores provide a critical space for Arc’teryx to engage directly with consumers, showcase products and build community. Its retail store strategy has evolved to include three differentiated store formats with square footage generally ranging from 1,000-10,000 sq ft. With multiple store formats, the brand has expanded its retail store network, with a focus on global retail hubs like Shanghai and New York. The brand stores are highly productive with an average global sales per square foot of approximately $1,800 for the year ended December 31, 2025. Brand stores generally have been profitable with a target payback period of 24 months, with actual performance generally exceeding targets. The ReBird™ Care and Repair centers, incorporated in several new stores opened since 2022, have been an important element of the brand’s immersive store experience, not only to enhance our efforts in improving the circularity and reusability of our products, but also to drive traffic and consumer engagement.
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
Within Outdoor Performance, Salomon continues to execute and scale the go-to-market strategy initiated in recent years, progressively evolving from a traditional wholesale-driven model toward a more balanced and consumer-centric approach. This strategy is designed to elevate the brand by selectively partnering with premium wholesale accounts, curating and segmenting assortments, while expanding direct consumer reach through owned retail and e-commerce and delivering more engaging brand experiences. While the channel mix remains primarily wholesale, DTC has grown from 33% of brand revenue in 2024 to 41% in 2025 in an effort to drive penetration globally.
•DTC: Salomon continues to execute a strategic retail expansion plan focused on multi-sport, experiential store formats in select major global cities, such as Paris, London and Milano, while also increasing the number of Sportstyle focused stores in Greater China and the United States. These retail locations are designed to elevate the brand experience, strengthen consumer engagement and support long-term brand equity. For e-commerce, the recent redesign of Salomon’s e-commerce platform is delivering tangible results, offering a more immersive and seamless consumer experience and driving increased traffic and conversion. As brand awareness and brand communities continue to grow across key markets, the e-commerce platform is increasingly establishing itself as a key growth driver within Salomon’s DTC ecosystem.
•Wholesale: Salomon continues to prioritize high-quality wholesale partnerships, particularly with specialty retailers, to attract new consumers and reinforce its performance credibility. The brand works closely with partners to improve per-door productivity and optimize assortments. Many of Salomon’s specialty retail partners are closely aligned with the brand’s core competencies, notably hiking and trail running. In outdoor and trail running footwear, Salomon remains focused on consolidating its account base while improving productivity. Within Sportstyle, the brand is similarly focused on improving productivity while selectively expanding the number of retail partners carrying its products. Salomon intends to further strengthen its strategic wholesale presence in Europe, particularly in underpenetrated Western European markets, as well as in the United States, where the brand continues to target top-tier sporting goods retailers.
Within Ball & Racquet Sports, Wilson Sporting Goods’s go-to-market strategy revolves around highly productive wholesale relationships complemented by owned retail stores and an e-commerce platform that create excitement around Wilson’s categories and elevate Wilson’s brand. The wholesale channel is pivotal for Wilson as we believe many consumers prefer to shop in stores where expert recommendations are available and can be critical to driving the point-of-sale for sporting goods. Approximately 45% of Wilson’s wholesale revenue in 2025 came from differentiated specialty retailers. Through strong wholesale relationships and a complementary DTC strategy, Wilson aims to continue increasing consumer engagement in the appropriate channels. Importantly, while Wilson’s owned store footprint is expected to remain relatively small and targeted, these stores serve as important consumer touchpoints to build engagement with the brand in high-quality, immersive retail environments.
•Wholesale: Wilson’s wholesale channel comprises more than 15,000 wholesale partners globally for the year ended December 31, 2025, balanced between traditional and specialty retailers and smaller pro shops and country clubs. Through internal, specialized sales teams, Wilson closely collaborates with its wholesale partners to deliver a premium and educational consumer experience that drives brand productivity. As Wilson continues to deliver superior products, it intends to continue increasing productivity and shelf space with strategic wholesale partners.

•DTC: Wilson leverages DTC channels to complement its wholesale strategy by increasing brand awareness and elevating the brand. Wilson has owned retail stores in strategic locations, such as Southern California, Texas, New York City and Chicago, which provide an immersive consumer experience and illuminate Wilson’s leadership across categories. The brand’s retail strategy is complemented by a global e-commerce platform with innovative digital capabilities, such as a direct-to-team baseball offering that leverages Wilson’s dynamic portfolio of brands and connections with baseball academies, clubs and organizations. Overall, we believe DTC will continue to play a critical role in driving traffic and conversion for Wilson in both the DTC and wholesale channels as brand equity and awareness grow.
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
Within Technical Apparel, Arc’teryx has created a reputation of authenticity and an uncompromising standard of excellence. The result has created a passionate, loyal following for the brand. However, Arc’teryx global brand awareness levels are relatively low when compared to more established premium outerwear brands. The brand plans to tactically increase brand awareness and curate more passionate communities through the following global strategies:
•Arc’teryx Academies: Each year, Arc’teryx hosts several global events in some of the most iconic alpine destinations around the world such as Chamonix, France and St. Anton, Austria. In 2025, Arc’teryx brought a global academy to Mammoth, CA, and will continue an elevated Academy experience for athletes and guests in Mammoth in 2026. Each Academy focuses on a different mountain sport discipline and is open to the public, providing the most in depth mountain knowledge and expertise in the world.
•Store-Driven Events: Arc’teryx’s events enable the brand to connect to the communities surrounding the brand’s stores. These events range from design discussions, music performances, to speaker series hosted both in-store and online.
•Original Content + Digital and Social Media: Arc’teryx produces original content films with talented filmmakers that feature sponsored athletes. These films include examples such as Mountains of The Moon by artist and skier Chris Benchetler, a film that explores the unseen connections between sport, life, music, and the living earth, set to the music of the Grateful Dead, and Stepping Out, a film featuring Arc’teryx athletes Joey Vosburg and Christine Feleki, both Association of Canada Mountain Guides who spend 150+ days a year in the mountains. These films and brand-owned stories provide original content to enable authentic brand storytelling across social media channels. We believe original content combined with digital marketing strategies will increase Arc’teryx brand awareness globally.
Within Outdoor Performance, while Salomon has existed for nearly 80 years, a milestone the brand will celebrate in 2027, it continues to see significant opportunities to further grow global brand awareness, particularly in North America and Greater China. To support this ambition, Salomon is executing an integrated, brand-first marketing strategy designed to build long-term brand equity, reinforce cultural relevance and connect with new audiences worldwide.
•Television, Digital and Social Media: Salomon leverages a broad and integrated media mix across television, out-of-home (“OOH”), digital out-of-home (“DOOH”), digital and social media to communicate its brand story at scale and build strong emotional connections with consumers.
◦In 2024, Salomon launched the “Welcome Back to Earth” campaign, encouraging individuals to reconnect with nature and embrace the outdoors for both physical and mental well-being. The campaign was amplified globally through high-visibility media placements across television, OOH and DOOH, marking a key moment for brand visibility. In recognition of its effectiveness, the campaign received a Gold Effie Award in 2025 in the “Fashion & Accessories” category.

◦In 2025, Salomon developed its “Invented / Reinvented” campaign platform, expressing the brand’s unique ability to translate mountain-born performance innovation into contemporary urban and lifestyle contexts. Deployed primarily through OOH, DOOH, digital and social channels, the campaign reinforces Salomon’s growing cultural relevance and supports the expansion of its Sportstyle category.
◦Starting in 2026, Salomon will activate its new brand promise, “Shaping New Futures,” through a global brand campaign designed as a long-term platform. This promise will be deployed across media, content, partnerships and experiences, ensuring consistency and coherence across all marketing initiatives while supporting the brand’s long-term growth ambitions.
•Brand Ambassadors: Professional athletes trust Salomon in the most demanding competitive environments, which is the greatest form of product validation. In total, over 200 professional athletes across trail running, snowboarding and alpine and Nordic skiing actively use Salomon products. These athletes provide individual product and brand storytelling opportunities to drive awareness.
•Loyalty Program: Salomon’s loyalty program, S/Plus, continues to expand and gain momentum across key markets. The program plays an increasingly important role in strengthening consumer relationships, driving repeat engagement and reinforcing long-term brand affinity. As adoption grows, S/Plus supports Salomon’s broader DTC and community-building strategy by fostering deeper engagement and long-term loyalty.
•Original Content: Salomon.tv has evolved beyond a traditional branded content channel into a strategic storytelling platform and content studio, enabling the conception and production of long-form, original and authentic content. Through in-depth formats, Salomon.tv highlights athletes, sports, products and communities, while supporting consistent brand expression across digital channels. Several Salomon.tv productions have been selected and screened at internationally recognized film and sports festivals and have received industry awards, reinforcing Salomon’s credibility as a brand capable of producing premium content that resonates well beyond its owned media ecosystem.
•Events:
◦Salomon has developed a leading global trail running race circuit, the Golden Trail Series (GTS), staged in some of the most iconic outdoor destinations worldwide. These events are the only running races designed and developed specifically for a global broadcast audience, positioning GTS at the intersection of sport, performance and entertainment.
◦In 2024, GTS events were broadcast on Eurosport across 53 countries. In 2025, Salomon further expanded the global reach of the series through a partnership with Warner Bros. Discovery, enabling GTS races to be broadcast across 90 territories and reach a potential audience of 687 million viewers. Salomon plans to continue investing in the expansion of the series, including the addition of events in Japan and Greater China, to complement races in Europe and the United States and further entrench the brand as the leading global force in trail running. Salomon aims to advocate for this innovative race format to be featured in future Olympic Games.
◦In parallel, Salomon is the official Premium Partner of the Milano Cortina 2026 Olympic and Paralympic Winter Games and will supply the official uniforms for more than 18,000 volunteers and torchbearers. This partnership reinforces Salomon’s visibility on the world’s largest sporting stage and reflects the brand’s long-term commitment to shaping the future of sport.
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

•Strategic Marketing: Known for product excellence across sport categories, Wilson is establishing a sport-led brand identity that sources and amplifies brand equity from each category’s leadership and authenticity. Wilson leverages digital marketing, social media platforms, experiential concepts and collaborations with brands such as KITH to deliver authentic brand and product messaging to consumers. The digital marketing strategy combines personalized targeting, engaging content and data-driven optimization to build brand awareness and drive consumer engagement.
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
Arc’teryx’s product offering includes technical outdoor apparel, footwear and accessories, including climbing gear.

Rush Jacket Shell Jacket	Conduit Down Jacket	Norvan 4 Nivalis GTX Mountain Running Shoes	Alpha SL 30 Backpack

Peak Performance
Born in the Swedish mountain resort of Åre out of a love for skiing, Peak Performance designs outerwear and apparel with one purpose: to bring the freeride spirit to the world. The products are designed with style at the forefront and technicality at the core, to empower the adventurous and equip them to follow their own line.
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
Salomon’s product offering includes hiking and running footwear, functional apparel, skiing and snowboarding gear and lifestyle footwear.

S/LAB ULTRA 10 Running Vest	S/LAB Pulsar 4 Trail Running Shoes	XT-WHISPER Sportstyle Sneakers	Aero Blaze 3 GRVL Gravel Running Shoes

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
Armada
Founded in 2002, Armada is a design obsessed, athlete-focused ski brand. Taking inspiration from skateboarding, surfing, and snowboarding, Armada brings a creative, imaginative spirit that turned a community rooted in alpine racing upside down. Armada was founded with a simple goal: build the products and create the culture that embody what skiing will become.

Ball & Racquet Sports
Wilson
Founded in 1914 in Chicago, Illinois, the Wilson brand is a leading manufacturer of high-performance sports equipment, apparel, footwear and accessories, with more than a century of innovation, history and heritage in racquet sports, baseball, softball, football, basketball, volleyball, soccer and golf. Wilson has a legacy as the top-of-the-line sports equipment and is associated with legendary athletes, including Roger Federer and Caitlin Clark, among many others. In addition, professional sports leagues, including the NBA, WNBA, NFL, and two Grand Slam Tennis Championships, as well as NCAA March Madness, use Wilson products for competitions. Wilson has partnered with the NFL for more than 80 years, the NCAA for more than 20 years, and the US Open for more than 45 years. These athletes and leagues add to the credibility and reputation of Wilson’s superior products, make it one of the world’s most recognized and respected brands and contribute to Wilson’s authenticity and leading market positions across sports. Quality and performance are paramount to Wilson’s products, which undergo rigorous testing to ensure durability, reliability and superior performance. Wilson leverages player insights to create products that push equipment and apparel innovation into new territories, empowering athletes at every level to perform at their best.
Wilson’s product offering includes sporting equipment for tennis, baseball, American football, basketball, golf, and various other professional and recreational sports, as well as functional athletic apparel.

Ultra 100 V5 Tennis Racket	A2000 Infield Baseball Glove	Midtown Tennis Skirt	"The Duke" NFL Football
Louisville Slugger
For nearly 150 years, Louisville Slugger has been an industry staple as the most iconic brand in bats. The commitment to craftsmanship and innovation the company was founded on in 1884 is stronger than ever, evidenced by our latest cutting-edge designs in wood, alloy, and composite baseball and softball bats. Like countless Hall of Famers before them, today’s biggest stars - including former MVPs, All-Stars and World Series champions - turn to Louisville Slugger when the game is on the line.
DeMarini
Founded in 1989, DeMarini has grown to become a dominant force in baseball, fastpitch and slowpitch bats - all designed and built in a 60,000 square-foot Hillsboro, Oregon factory. Rooted in the insane dedication to performance mantra coined by founder Ray DeMarini, the brand has been constantly pushing the limits of innovation for more than three decades.
EvoShield
Founded in 2006, EvoShield offers custom-fitting protective gear, designed around groundbreaking Gel-to-Shell® Technology that helps keep baseball, softball, football and lacrosse players on the field all season long. From custom uniforms to practice and fan gear, the brand’s growing apparel line is built for ballplayers and helps teams rep their look all year, on and off the field.
ATEC
As the Official Training Equipment Supplier of Major League Baseball, ATEC helps baseball and softball coaches everywhere elevate their training and maximize the time they get with their players. Founded in 1971 in Nevada, ATEC offers a full line of training machines, tees, balls and more - everything coaches need to take practice to the next level.

Sustainability
At Amer Sports, our vision is to become the global leader in premium sports and outdoor brands. Sustainability is integral to achieving this vision. We are committed to creating a positive impact on people and the planet while protecting stakeholder value and advancing the United Nations Sustainable Development Goals (SDGs) as participants of the United Nations’ Global Compact.
Our sustainability strategy is integrated into everything we do, from design to supply chain to sales, always centered on our customers. We are committed to reducing environmental impact, ensuring social compliance in the entire value chain, and maintaining strong governance practices. This strategy is informed by a double materiality assessment, ensuring we address topics most significant to both our business and stakeholders, guiding both our actions and our reporting.
In 2025, we conducted a comprehensive double materiality assessment, considering both impact and financial materiality, considering company strategy, stakeholder input, regulatory requirements, and industry benchmarks. The results guide our priorities, target-setting, and reporting. The material topics identified are related to Own Workforce, Workers in the Value Chain, Climate Change, Business Conduct, Pollution, Circular Economy, and Consumers and End-users.
Based on the updated assessment, we are revisiting targets in 2026. We continue to progress against existing commitments, including Amer Sports’ science-based targets validated by the Science Based Targets initiative (SBTi) in 2025. These include achieving net zero emissions across the value chain by 2050, as well as near-term goals for 2030. Beyond net zero, we are working toward other key goals, such as, but not limited to, sourcing 100% renewable electricity by the end of 2027, ensuring 70% of waste in own operations and Tier 1 is recycled or reused by 2030, and advancing workforce diversity with targets of 50% women in the workforce and at least 45% in people manager roles by 2030. Additionally, as a member of the Fair Labor Association (“FLA”) we are committed to upholding human rights and driving long-term improvements through training and education, worker engagement, and integration into sourcing practices.
To ensure accountability and effective execution, we have established a robust governance structure. The Nominating and Corporate Governance Committee of the Board has ultimate responsibility for sustainability oversight. Our SVP of Sustainability is a member of the Global Leadership Team, ensuring alignment with corporate strategy. Operationally, the Group Sustainability team collaborates with Brand Sustainability teams through regular engagement and dedicated working groups, such as the Climate Working Group, to drive day-to-day implementation.
Our sustainability disclosures align with leading global standards and frameworks, including the Greenhouse Gas Protocol for emissions accounting and we’re working towards aligning to the European Sustainability Reporting Standards (ESRS). We are strengthening internal controls and data validation processes to ensure accuracy and reliability of sustainability information. Despite the evolving regulatory landscape, we continue to obtain voluntary limited assurance over our entire sustainability report, including Scope 1, 2, and 3 emissions.
Amer Sports remains committed to continuous improvement and transparent reporting as we advance our sustainability strategy and deliver on our ambition to think bigger, go further, and be better.
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

Sourcing and Manufacturing
We believe the combination of our owned and sourced manufacturing across different geographic regions provides a well-balanced, flexible approach to product procurement. Since our ownership transition in 2019, we have adapted our sourcing practices and supply chain to align with our brand-direct operating model, optimizing our supply chain to provide our brands with a higher degree of autonomy over their individual sourcing and supply chain needs. Sourcing, including vendor selection, is now carried out at the brand level, enabling our brands to be more nimble in their supply chain decision-making. In order to maintain the synergistic benefits of the Company’s scale and consistency to group strategy and standards, back-office services, sustainability, oversight, compliance and quality control continue to be carried out by the Company’s global sourcing team, including relevant human resources, finance and IT services. To further leverage our diversified setup and scale, we develop and facilitate communications across all brands, in the areas of quality control, sustainability, supply chain management and materials sourcing. This dynamic allows us to have oversight over the various brands, promoting and managing adherence to our Code of Conduct, while realizing cost savings from both a scale and operational perspective.
In 2025, approximately 86% of our products were sourced from a network of third-party strategic suppliers, with approximately 68% of such products sourced from Asia Pacific, approximately 28% from Greater China, approximately 3% from the Americas, and approximately 2% from EMEA. We have a diversified sourcing network, with no single Tier 1 supplier accounting for more than approximately 15% of total supply in 2025. Our sourced manufacturing agreements are generally on a fixed-price purchase order basis which renew annually.
Several of our products, mainly hard goods, such as ski, ski boots and bindings, baseball bats and baseballs, are produced at owned manufacturing facilities in the United States, Canada and Europe. We source the raw materials for our owned manufacturing on generally the same terms as our contracts with sourced manufacturers. We have multiple sources for most of our materials and components of our products, but rely on a small number of sole source suppliers, such as for Gore-Tex, which is used in our Arc’teryx, Salomon, Peak Performance and Atomic products. Key raw materials used in our supply chain include synthetic fabrics and natural products, including blend fabrics, nylon, polyester, down and cotton, as well as plastics, rubber, carbon and metals.
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
In peak seasons, our supply chain operations in owned warehouses & manufacturing facilities employ over 3,000 employees, including approximately 300 contract workers. As many of our brands are shifting quickly to a higher DTC mix, the agility and speed of our supply chain has become an increasingly important competitive factor to our business, as we are more and more becoming the final step between our products and the end consumer.
Distribution
Products are shipped from our owned and sourced manufacturing facilities to distribution centers around the world. Our extensive distribution network, consisting of third-party as well as Amer Sports owned and leased distribution centers, is shared between the brands, allowing each of them to leverage warehouses globally. We directly operate 9 of our 22 distribution centers, and we carefully determine the remaining third-party contracted centers depending on our presence in the region. Our distribution centers are strategically located to provide speed and service to our consumers at efficient costs and are supported by a transportation network built on a set of core-carriers for sea, land and air-transport, under defined service-level agreements. We believe that the benefits from operating our supply chain on a group level, as opposed to the brand level, deliver significant cost savings while maintaining high service levels.

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
Technology Infrastructure
We continue to seek to strengthen our global technology foundation through a unified and modernized IT infrastructure that is designed to support the scale, security and operational needs of our multi-brand portfolio. Group IT operates under a centralized governance model with teams located across key brand and regional hubs, ensuring consistent standards while supporting local business requirements.
Our core architecture is anchored by a global SAP ERP environment, supported by a multi-year modernization program, including the ERP platform upgrade. We continue to expand cloud-based and modular platforms to support our DTC and wholesale growth, while enabling brands to deploy business-specific applications within a unified integration and data framework.
We seek to enhance our cybersecurity capabilities through strengthened identity and access management, network security, and compliance controls. Our enterprise data initiatives focus on improving data quality, governance and accessibility through a unified data catalog, clearer data ownership, and expanded analytics platforms to support decision-making.
These investments aim to provide a secure, scalable and efficient technology foundation that supports operational continuity and the growth strategies of our brands.
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
Competition in the sports and outdoor industry is principally centered on the basis of brand image and recognition, product quality, innovation, design, sustainability, distribution and price. We believe that we successfully compete on the basis of premium products and our clear focus on the consumer, as well as our technical innovation. See “Item 3. Key Information—D. Risk Factors” for additional information on our competitive risks.

People and Culture
Amer Sports employees share a passion for sports, united by our purpose of elevating the world through sport. We believe our people’s connection to sporting and outdoor activities is a key advantage, helping us to understand the needs of consumers and athletes globally and driving a performance-driven culture rooted in our values: Always authentic, Better together, Committed to impact, and Driven to excellence.
Our company strategy, as it relates to human resources and relationships with our employees, which we refer to as our People Mission, is to drive our brands’ success by unlocking the potential of our people and culture to be the global leader in the sporting goods industry. Our People Mission focuses on three pillars:
•Best people: Our aim as an employer is to be the destination portfolio company and a top incubator of talent in the sports and outdoor industry.
◦Great engagement: Creating exceptional employee experiences and a culture that encourages high level of engagement. We enable this through anchoring our shared purpose and values, a dynamic feedback culture, as well as strong development programs and opportunities.
◦Superior performance: Aspiring to drive results through performance excellence, incentives, and rewards that recognize individual achievement and team success.
Human Resources
Our human resources function follows our brand-direct operating model, whereby the brands have autonomy to drive their individual resource plans in alignment with their brand strategies. The brand-level functions are supported by a group-level human resources function that provides technological and capability program scale and efficiency, reporting capabilities, and overall governance, such as the compensation framework and plans. The brands also benefit from shared human resources services across all regions, which allow them to operate efficiently across the world and ensure compliance with local laws and regulations and with operational activities such as payroll administration.
Capability and Culture
In recent years, Amer Sports has concentrated on building capabilities across the Company. In 2025, we have continued strengthening our presence across the regions. We have focused on elevating functional capabilities in our commercial functions of product, marketing and sales. Additionally, we continued our transformations in Finance and IT.
Our capability and resource planning are guided by an annual process called the Strategy, Structure, and Capability Review (SSCR). This process seeks to ensure that we have the necessary capabilities across our brands and group functions to execute both our short- and long-term strategic plans. We align the development ambition of our people with the execution of our growth strategy. We have also sought to strengthen capability throughout the Company across levels in our brands and functions, with over 6,000 new hires in the past two years. In addition, we have made significant efforts to facilitate learning and development across the company, including through a modern learning management system and leadership development programs within our brands, as well as a group-wide Leadership Academy developed in 2025, which will be delivered in 2026. Leadership Academy is a six-month program in partnership with one of the world’s leading executive education universities that will accelerate all of our senior executives over the coming years. Importantly, we have focused on the succession and development of our most senior roles by forming, with our Executive Committee, a talent council focused on developing a pipeline of talent for the most critical senior positions.
We believe that engagement needs to be built on a strong understanding and commitment to a shared purpose and values, which we continue to anchor across our global organization. We utilize a state-of-the-art employee engagement survey platform that allows us to regularly and flexibly survey engagement and understand gaps to address them in a systematic way based on scientifically tested drivers of engagement, inclusion, and well-being. We strive to provide a workplace that is inclusive, engaging, and offers opportunities for growth.
We are committed to continuing to promote diversity in the workplace, which reflects the global environment in which we operate. Through our ongoing encouragement of a workplace environment where inclusion is valued, we believe we can better serve our consumers and our organization. We continue to believe that different ideas, perspectives, and backgrounds create a stronger and healthier culture and contribute to superior performance.

We are also committed to creating an ethical workplace and community, and we always strive to improve. All of our employees are trained in and subject to our company Code of Conduct, which describes how we all put our values into practice every day and sets the standard for the conduct expected by all Amer Sports employees. Further, we expect our entire value chain, from our own operations to our sourcing partners, to adhere to international standards for human and labor rights. We have been a member of the internationally recognized FLA since June 2020, and our vendor sustainability team monitors the labor practices of our Tier 1 suppliers, seeking to ensure they meet the requirements set out in our supplier code of conduct.
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
We rely on our trademarks and related domain names and logos to market our brands and to build and maintain brand loyalty and recognition. As of December 31, 2025, we owned approximately 6,200 trademark registrations, and approximately 1,100 trademark applications, across over 120 different jurisdictions, including the United States, the EU, the PRC, Japan and other major markets. These trademarks include, among others, our principal brands of Arc’teryx, Salomon, Wilson, Peak Performance, Atomic, Armada, Louisville Slugger, DeMarini and EvoShield, and their related logos. The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with similar goods and services. In addition to our trademarks, as of December 31, 2025, we owned approximately 800 domain name registrations, including Arcteryx.com, Salomon.com, Wilson.com, Peakperformance.com, Atomic.com, Armadaskis.com, Slugger.com, Demarini.com and EvoShield.com. However, despite our efforts to obtain, maintain, protect and enforce our trademarks, there can be no assurance that these protections will be available in all cases, and our trademarks may be challenged, infringed, misappropriated, circumvented, otherwise violated, declared generic, determined to be dilutive of or infringing on other trademarks or may lapse. The occurrence of any of these events could result in the erosion of our brands and limit our ability to market our brands, as well as impede our ability to effectively compete against competitors with similar products or technologies.
As of December 31, 2025, we owned approximately 460 issued U.S. patents (including design patents), 140 pending U.S. patent applications (including design applications), 1,000 issued foreign patents (including design registrations), and 130 pending foreign patent applications (including design applications) relating to technologies, components, materials, features, functionality, and industrial and aesthetic designs used in and for the manufacture of our products.
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
Many countries and markets outside the United States have similar, and sometimes more stringent, regulations of advertising practices. For example, in the EU, advertising of products is subject both to general consumer advertising requirements pursuant to the Unfair Commercial Practices Directive (Directive 2005/29/EC), which imposes a general prohibition on misleading and aggressive advertising and in the PRC, the Advertising Law regulates advertising and puts similar restrictions on such activities.
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
We also are subject to extensive and evolving regulations regarding the manufacturing, processing, distribution, importing, exporting and labeling of our products and their raw materials. In the EU, the Registration, Evaluation, Authorization and Restriction of Chemicals (“REACH”) regulations came into effect in 2007, with implementation rolling out over time. Registered chemicals then can be subject to further evaluation and potential restrictions. Since the promulgation of REACH, other countries have enacted or are in the process of implementing similar comprehensive chemical regulations. In addition, California’s Proposition 65 requires companies to place warnings on products sold in California that contain one of approximately 900 chemicals known to the state of California to cause cancer, birth defects or other reproductive harm. The California state attorney general, as well as private citizens, can file lawsuits against companies for alleged failure to comply with Proposition 65; from time to time, we have received such lawsuits regarding certain of our products.
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
Conversely, “anti-ESG” sentiment has recently gained momentum across the U.S., with several states and Congress having proposed or enacted “anti-ESG” policies, legislation, or initiatives, and the President having recently issued an executive order opposing DEI initiatives in the private sector.
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

We are also subject to international laws, rules, regulations and standards in many jurisdictions, which apply broadly to the collection, use, handling, retention, security, disclosure, transfer and other processing of personal information. For example, in the EEA, we are subject to the EU GDPR and, following the UK’s exit from the EU, we are subject in the UK to the UK GDPR. The EU GDPR and UK GDPR impose strict compliance obligations with respect to our ability to collect, use, handle, retain, protect, disclose, transfer and otherwise process personal information, including a principal of accountability, the obligation to demonstrate compliance through policies, procedures, training and audits, and the requirement to appoint data protection officers when special categories of personal information, such as health data, are processed on a large scale. Noncompliance with the EU GDPR and UK GDPR may lead to fines for certain violations of up to €20 million or £17.5 million, respectively, or 4% of total worldwide annual turnover of the preceding financial year, whichever is higher. However, there has been increasing divergence in application, interpretation and enforcement of the data protection laws between the EU and the UK. For example, the UK’s Data (Use and Access) Act of 2025, which makes several modifications to the UK GDPR, received Royal Assent in June 2025, and implementation began in August 2025. Such modifications cause the UK’s data privacy law to deviate from that of the EU, and permit further deviations in the form of regulatory guidance or secondary legislation. In addition, the UK GDPR will not automatically incorporate future changes to be made to the EU GDPR (such changes would need to be specifically incorporated by the UK government), which creates a further risk of divergent parallel regimes and related uncertainty. On June 28, 2021, the European Commission announced an adequacy decision concluding that the UK ensures an equivalent level of data protection to the EU GDPR, which provides some relief regarding the legality of continued personal information flows from the EEA to the UK. This adequacy determination was renewed in 2025 and will automatically expire in December 2031 unless the European Commission renews or extends it and it may be modified or revoked in the interim. We cannot predict how the UK GDPR and other UK privacy and information security laws, rules or regulations may develop, including as compared to the EU GDPR, nor can we predict the effects of divergent laws and related guidance.
The EU GDPR and UK GDPR also impose strict rules on the transfer of personal information to countries outside of the EEA and the UK. Legal developments in Europe have created further complexity and uncertainty regarding such transfers, in particular in relation to transfers to the United States. On July 16, 2020, the Court of Justice of the European Union (“CJEU”) invalidated the EU-US Privacy Shield Framework, or Privacy Shield, under which personal information could be transferred from the EEA (and the UK) to relevant self-certified United States entities. The CJEU further noted that reliance on the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal information transfer mechanism and potential alternative to the Privacy Shield) alone for transfers of personal information outside the EEA (and the UK) may not necessarily be sufficient in all circumstances, and that transfers must be assessed on a case-by-case basis. On July 10, 2023, the European Commission adopted its adequacy decision for the EU-US Data Privacy Framework (the “EU-US DPF”) (a new framework for transferring personal information from the EEA to the United States), having determined that the EU-US DPF ensures that the protection of personal information transferred from the EEA to United States companies participating in the EU-US DPF will be comparable to the protection offered in the EU. However, this decision will likely face legal challenges and ultimately may be invalidated by the CJEU just as the Privacy Shield was. In addition, on October 12, 2023, the UK-US Data Bridge went into effect to operate as an extension of the EU-US DPF to enable the transfer of personal data between the UK and certified entities in the United States. Such Data Bridge could not only be challenged, but also may be affected by any challenges to the EU-US DPF. As a result of changes in the laws, rules and regulations governing cross-border transfers of personal information, we have had to make, and continue to make, certain operational changes, conduct assessments of our data transfer policies and procedures, and update and implement revised standard contractual clauses and other relevant documentation and measures for intragroup, customer and vendor arrangements requiring transfers of personal information outside the EEA and the UK, including to the United States, within required time frames. We may be adversely impacted as the enforcement landscape further develops, and supervisory authorities issue further guidance on international data transfers.
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

In addition to the data protection laws in the United States, the EEA, the UK and various other jurisdictions in which we operate, we are also subject to the PRC’s data protection laws. Under the PRC’s Cybersecurity Law, any collection, use, transfer or storage of personal information of an individual through a network by the network operator should be based on the three principles of legitimacy, justification and necessity and requires the consent of the data subject. The rules, purposes, methods and ranges of such collection should also be disclosed to the data subject. The PRC’s Cybersecurity Law requires operators of CIIOs to store personal information and important data collected and generated from the critical information infrastructure within the PRC. On September 14, 2022, CAC, the PRC’s top cybersecurity regulator, released new amendments to the PRC’s Cybersecurity Law for public consultation and if the amendments are passed, the amended law will increase the penalties for violations of cybersecurity obligations under the Cybersecurity Law, in line with those under the Data Security Law and PIPL.
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

In addition to the PRC’s Cybersecurity Law, the Data Security Law and the PIPL, the relevant government authorities of the PRC promulgated several regulations or released a number of draft regulations for public comments which are designed to provide further implemental guidance in accordance with the laws mentioned above. For example, the CAC released for public consultation the draft measures for certification of personal information protection for cross-border transfer of personal information, which represents the final piece of CAC’s regulatory framework concerning the three routes for legitimizing cross-border data transfers. We cannot predict what impact the new laws and regulations or the increased costs of compliance, if any, will have on our operations in the PRC, in particular the Data Security Law or PIPL, or the increased costs of compliance, if any, will have on our operations in the PRC due to their recent enactment and the limited guidance available, particularly on PIPL, which entities are awaiting further guidance on, particularly on the scope of data localization requirement. It is also generally unclear how the laws will be interpreted and enforced in practice by the relevant government authorities.
In addition to the PRC’s cybersecurity and privacy laws, several other APAC countries have published or enacted new privacy and cybersecurity laws, or have updated their existing laws to reflect global privacy and cybersecurity legislation developments. For example, Australia passed the Privacy and Other Legislation Amendment Bill 2024 (the Privacy Act Bill) on November 29, 2024, which amends Australia’s former Privacy Act 1988 and introduces privacy mechanisms such as sanctions for privacy breaches (up to the greater of AUD 50 million, three times the benefit of a contravention, or 30% of annual turnover), requirements to include more detailed information on use of automated decision making, and introduction of equivalence decisions to facilitate cross-border data transfers. Australia also passed the Cyber Security Act 2024 on November 25, 2024, which for example sets requirements on mandatory ransomware reporting. In addition, Vietnam introduced its first draft for a new Personal Data Protection Law (PDPL), which is expected to be adopted in May 2025, and Malaysia passed significant changes to its existing Personal Data Protection Act (PDPA) with the Personal Data Protection Amendment Act (PDPAA), which is expected to come into effect in 2025. Both the PDPL and the PDPA (as amended by the PDPAA) aim to update the countries’ data protection frameworks to align them with more modern data protection laws elsewhere in Asia. The PDPL and PDPA updates include, among other things, rules on content, extraterritorial effect, breach notification requirements, cross-border transfer topics, requirements on setting up data protection departments and/or DPOs.
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

Other Regulations
We are also subject to a variety of other laws and regulations in the United States and around the world. For example, we must comply with an increasing number of laws designed to combat abuses of human rights in supply chain operations, such as the UFLPA. In addition, our selling practices are regulated by competition law authorities in the United States and around the world, as well as laws governing trade, transportation and logistics, including tariffs, quotas, embargoes and other orders issued by Customs and Border Protection and similar agencies in other countries. A significant portion of our products are imported for sale into the United States, Canada and Mexico and we source a significant portion of our third-party manufacturing from the PRC. These products are subject to various customs laws, which may impose tariffs, as well as quota restrictions. The United States and other counties into which our products are sold may impose, from time to time, new duties, tariffs, surcharges or other import controls, or adjust, presently prevailing duty or tariff rates or levels. See “Item 3.—Key Information—D. Risk Factors—Risks Related to Litigation and Regulation—Current and further changes to trade relationships and to trade policies, tariffs, import/export regulations and anti-competition regulations in the United States, EU, PRC and other jurisdictions, or our failure to comply with such regulations, may have a material adverse effect on our reputation, business, financial condition and results of operations.” We are also subject to laws and sanctions imposed by the United States (including those imposed by the Office of Foreign Assets Control (OFAC)) and other authorities that may prohibit us or our affiliates from doing business in certain countries or restrict the type of business that may be conducted by us or our affiliates. For example, actions taken in response to the Russia-Ukraine War have included the imposition of export controls and broad financial and economic sanctions against Russia, Belarus and specific areas of Ukraine. Enforcement activities under these laws and regulations could subject us to additional administrative and legal proceedings and actions, which could include claims for civil penalties, criminal sanctions and administrative remedies.
C. Organizational Structure
We were incorporated under the name of “Amer Sports Management Holding (Cayman) Limited” as an exempted company with limited liability under the laws of the Cayman Islands on January 3, 2020. On August 4, 2023, we changed our name to Amer Sports, Inc. Our registered office is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our telephone number at this address is +1 345 945 3901. Our corporate offices are located at Siltasaarenkatu 8-10, Fl-00530 Helsinki, Finland. Our telephone number at this address is +358 207 122 500. Our principal website is www.amersports.com. The information on, or accessible through, our website is not a part of, and is not incorporated into, this Annual Report. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

See Exhibit 8.1 for a list of our subsidiaries.

D. Property, Plant and Equipment
We conduct manufacturing, distribution and administrative activities in owned and leased facilities. The table below sets forth our principal properties as of December 31, 2025:

Location	Principal Activity	Leased or Owned	Square Feet
Helsinki, Finland	Corporate Offices	Leased	18,901
New York City, New York	Corporate Offices	Leased	22,476
Metz-Tessy, France	Administrative Office	Owned	452,332
Shanghai, China	Administrative Office	Leased	113,845
Chicago, Illinois	Administrative Office	Leased	87,386
Vancouver, Canada	Administrative Office	Leased	60,521
Stockholm, Sweden	Administrative Office	Leased	27,211
Krakow, Poland	Administrative Office	Leased	23,304
Paris, France	Administrative Office	Leased	18,008
Hong Kong, China	Sourcing Office	Leased	20,592
Taichung, Taiwan	Sourcing Office	Leased	17,151
Kaohsiung, Taiwan	Sourcing Office	Leased	2,562
Chepelare, Bulgaria	Manufacturing	Owned	334,596
Asenovgrad, Bulgaria	Manufacturing	Owned	129,490
Orastie, Romania	Manufacturing	Owned	129,168
Oradea, Romania	Manufacturing	Hybrid	118,575
Simeria, Romania	Manufacturing	Owned	49,632
Hillsboro, Oregon	Manufacturing	Owned	89,380
Ada, Ohio	Manufacturing	Owned	80,000
Altenmarkt, Austria	Warehouse/Distribution Center	Owned	499,155
Moorabbin, Australia	Warehouse/Distribution Center	Leased	82,398
New Westminster, Canada	Warehouse/Distribution Center	Leased	243,610
Belleville, Canada	Warehouse/Distribution Center	Leased	206,500
Überherrn, Germany	Warehouse/Distribution Center	Owned	129,168
Saint Vulbas, France	Warehouse/Distribution Center	Leased	505,904
Tepotzotlán, Mexico	Warehouse/Distribution Center	Leased	60,536
Ogden, Utah	Warehouse/Distribution Center	Leased	305,735
Mt. Juliet, Tennessee	Warehouse/Distribution Center	Leased	575,000
Nashville, Tennessee	Warehouse/Distribution Center	Leased	252,262
Nashville, Tennessee	Warehouse/Distribution Center	Owned	300,000
In addition to the principal properties listed above, we own and lease over 50 offices worldwide for sales and administrative purposes. We directly operate a total of 9 distribution centers globally and over 700 owned retail stores across the Americas, EMEA, Greater China and Asia Pacific regions, as of December 31, 2025. Owned retail stores are generally leased and include renewal options.
We consider the facilities used in our business to be suitable and adequate for the purposes for which they are used and do not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities. We are committed to maintaining all of these properties in good operating condition.
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

For discussion related to the results of operations and changes in financial condition for the fiscal years 2024 compared to 2023 refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC and available electronically at www.sec.gov.

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
Born in the French Alps in 1947, Salomon creates premium innovative footwear, apparel, winter sports equipment and accessories. Since its founding, Salomon has been fueled by a culture of design, craftsmanship, continuous innovation, and performance inspired by progress, the outdoors and athletes. The brand first produced metal ski edges and expanded into releasable ski bindings before launching industry changing rear-entry ski boots and monocoque skis. The brand’s leadership in winter sports helped to propel it into a diverse portfolio of sports and products including footwear and apparel. Today, Salomon is a market leader in global trail running footwear and premium hiking footwear, with products recognized for their performance, style, durability and sustainability. Nearly 70% of Salomon’s revenue in 2025 came from footwear, while also having leading market positions in its legacy winter sports equipment categories (skis, snowboards, boots, bindings, goggles, helmets, etc.), creating a 365-day, year-round brand serving all seasons for mountain sport consumers.

Founded in 1914 in Chicago, Illinois, Wilson Sporting Goods is a leading manufacturer of high-performance sports equipment, apparel, footwear and accessories. The Wilson Sporting Goods portfolio is made up of the iconic Wilson brand, as well as Louisville Slugger, DeMarini, EvoShield and ATEC. Collectively, these brands bring more than three centuries of innovation, history and heritage to a variety of mainstream sports. As a multi-sports platform, Wilson drives innovation and product excellence by leveraging learnings across the brands’ various disciplines, including tennis, baseball and basketball, among other sports. The Wilson brand has a legacy as the top-of-the-line sports equipment and is associated with legendary athletes, including Roger Federer and Caitlin Clark. In addition, Wilson is the official partner of professional sports leagues, including the NBA, WNBA, NFL, the US Open, Roland Garros, and more. These athletes and leagues are a testament to the credibility and reputation of Wilson’s track record of innovation and superior products.
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
Our Business Model
All around the globe, our brands are united in putting consumers first, meeting them exactly where they shop, across digital and physical spaces. We generate revenue from the sale of our products through direct-to-consumer and wholesale channels:
•Direct-to-Consumer includes sales of our brands’ products through (i) owned e-commerce websites and (ii) owned retail stores, which include elevated brand stores that drive consumer engagement and factory outlet stores which serve as a liquidation channel. The DTC channel accounted for 48.9% of our revenue in 2025 and 43.7% of our revenue in 2024.
•Wholesale includes sales of our brands’ products through general sporting goods retailers, specialty stores, independently-operated partner stores, distributors, retailer-owned and third-party e-commerce websites as well as revenue from certain licensing arrangements. The wholesale channel accounted for 51.1% of our revenue in 2025 and 56.3% of our revenue in 2024.
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
For additional information on our three reportable business segments, see Note 3. Segment Reporting to our consolidated financial statements included elsewhere in this Annual Report.
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
Ability to Execute Our Multi-Channel Strategy
Our brand-direct operating model allows our brands to execute their own curated go-to-market strategy to best align with their consumers’ shopping behavior. Since the acquisition and delisting of Amer Sports in 2019 (the “Acquisition”), we have evolved our go-to-market strategy to emphasize a closer connection with our consumers through various distribution channels. We have experienced growth in the DTC channel across both owned retail and e-commerce, driven primarily by our Technical Apparel segment, led by the Arc’teryx brand, as well as our Outdoor Performance segment, led by the Salomon brand. In 2025, we have increased our net store count by approximately 35% to over 700 owned retail stores as of December 31, 2025.
We believe we have the opportunity to significantly increase the number of new stores globally across our brands. Our owned retail stores, particularly Arc’teryx and Salomon stores, have demonstrated strong productivity levels and our owned retail store rollout strategy looks to repeat and improve store productivity in the future. In addition, e-commerce has grown from 16.7% of our revenue in 2023 to 17.7% in 2025, and we believe we have significant runway to expand our digital penetration as we grow our brands’ awareness across geographies. We believe our DTC strategy provides significant benefits including the ability to personalize and control the consumer experience, generate impactful consumer data insights, capture a larger share of the value chain and improve gross margins in certain geographies, and certain brands and channels, highlighted to date by our Arc’teryx and Salomon retail store rollout. We generally experience higher gross margins in our DTC channel. Effective implementation of our DTC strategy is integral to the continued growth of our business but it also involves continued investment. As we further penetrate the DTC channel, we expect additional capital expenditures to support our ongoing global owned retail store rollout.

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
Ability to Grow into New Geographies
Our market expansion strategy has been a key driver of our recent revenue growth and we have identified additional sizable, growing and underpenetrated geographic markets where we plan to continue to execute our expansion strategy, most notably in Asia Pacific, Greater China, and the Americas. Across all of our brands’ markets, we plan to focus on increasing brand awareness, deepening DTC penetration, and optimizing our relationships with key wholesale partners as market conditions permit. We have demonstrated that we have the capabilities to drive growth in various geographic markets; however, our ability to successfully expand our business will depend on a number of factors, including our innovation, marketing efforts and consumer acceptance of our products. We expect that selling and marketing expenses to support these initiatives will continue to grow with anticipated revenue growth as we scale.
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
However, as we continue to scale our own manufacturing facilities, third-party sourcing and logistics footprint and distribution centers, we may be impacted by increased costs relating to our expansion efforts, including with respect to raw materials, labor, transportation and sustainability initiatives in an evolving regulatory and public opinion environment. Disruptions in our supply chain operations due to these or other factors could result in product shortages, declining sales, reputational damage or significant costs. Additionally, increasing geopolitical tensions could result in difficulty utilizing our global supply chain, whether due to sanctions, tariffs, or public perceptions of our operations in certain countries. See “Item 3. Key Information—D. Risk Factors—Risks Related to Litigation and Regulation—Current and further changes to trade relationships and to trade policies, tariffs, import/export regulations and anti-competition regulations in the United States, EU, PRC and other jurisdictions, or our failure to comply with such regulations, may have a material adverse effect on our reputation, business, financial condition and results of operations.”
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

Seasonality
We experience some seasonal fluctuations in our revenue and operating results. Historically, we have realized a higher portion of our revenue and earnings in the fourth quarter of the fiscal year, primarily due to higher sales through our DTC channel compared to the rest of the year and a higher share of fall and winter collections in our Technical Apparel and Outdoor Performance segments. For example, we generated 32%, 32%, and 30% of our total revenue in the fourth quarter of the fiscal years 2025, 2024 and 2023, respectively. Our Ball & Racquet Sports segment is generally more consistent across fiscal quarters. Working capital requirements typically increase throughout our second and third fiscal quarters as inventory builds to support our peak shipping and selling period which typically occurs from August to December. Cash provided by operating activities is typically highest in our first fiscal quarter due to the significant inflows associated with our peak selling season. We believe our strategy to broaden our assortment within the softgoods categories across all our brands could lead to increasingly balanced revenue and results of operations throughout the fiscal year.
Foreign Currency Exposure
We report our consolidated financial results in U.S. dollars but have significant non-U.S. operations. A large portion of our business is conducted in currencies other than U.S. dollars, in particular the euro, the Canadian dollar and RMB, and generally the applicable local currency is our functional currency in that locality. As a result, we face foreign currency exposure on the translation of net income/(loss), assets and liabilities of our operations in numerous jurisdictions into U.S. dollars, including on our outstanding indebtedness denominated in currencies other than U.S. dollars. In fiscal year 2025 and 2024, we generated 76.3% and 72.8%, respectively, of our revenue in currencies other than U.S. dollars, which in fiscal year 2025 included 27.0% in RMB, 17.1% in euros, and 12.3% in Canadian dollars. In the same respective fiscal years, our total purchased and manufactured goods in currencies other than U.S. dollars were 17.1% and 16.2%, which in fiscal year 2025 included 11.7% in euros and 4.1% in RMB. Given the weakening of the U.S. dollar during 2025 against our key foreign currencies, including the euro, the Canadian dollar and RMB, translation into U.S. dollars results in higher profitability due to foreign currency exposure. This was a reversal of trend from earlier periods presented, where the U.S. dollar strengthened against our key foreign currencies, resulting in lower profitability due to foreign currency exposure. In the future, if the U.S. dollar continues to weaken against our local currencies, we will continue to see higher profitability due to foreign currency exposure; however, if the U.S. dollar were to strengthen against the euro or RMB, it could result in decreased profitability.
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

In addition, changes, potential changes or uncertainties in regulatory and economic conditions or laws and policies governing foreign trade, manufacturing, and development and investment in the territories and countries where we operate, or sell our products could adversely affect our business, results of operations, and financial condition. Trade tensions have continued to escalate in recent years between the United States and the PRC, with each country imposing significant, additional tariffs on a wide range of goods imported from the other country. Trade actions, including the imposition of new or increased tariffs on various products as well as import/export licensing requirements and restrictions have subjected, and may continue to subject, us to additional costs and expenditure of resources, which has a negative impact on gross margin. We are continuing to significantly mitigate the impacts of tariffs, including through supply chain actions and selected price increases. However, it may be time-consuming and expensive for us to alter our business operations in order to adapt to or comply with any such changes, and we expect such volatility and uncertainty to continue which poses further challenges to our operations and financial planning. See “Item 3. Key Information—D. Risk Factors—Risks Related to Litigation and Regulation—Current and further changes to trade relationships and to trade policies, tariffs, import/export regulations and anti-competition regulations in the United States, EU, PRC and other jurisdictions, or our failure to comply with such regulations, may have a material adverse effect on our reputation, business, financial condition and results of operations.”
As a result of the conflict between Russia and Ukraine and the sanctions imposed against Russia, the Company put all shipments to Russia on hold on February 26, 2022 and indefinitely suspended all significant commercial activities in Russia by the end of fiscal year 2022, including store, e-commerce channels, and shipments to the Company’s wholesale partners. The Company’s sales in Russia were nil, nil, and $6.9 million for the years ended December 31, 2025, 2024, and 2023, respectively. The total assets of our Russian subsidiary were $14.0 million and $11.8 million as at December 31, 2025 and December 31, 2024, respectively. The Company maintains a leased office space in Russia and a limited number of employees to safeguard the operations of the entity, file statutory financial statements and monitor the local market to secure the Company’s global brand assets.
Comparability of Our Results of Operations
Public Company Costs
Since the completion of our IPO, we continue to incur additional costs associated with operating as a public company. In particular, our accounting, legal and personnel-related expenses and insurance costs will continue to increase as we establish more comprehensive compliance and governance functions, establish, maintain and review internal controls over financial reporting, and prepare and distribute periodic reports in accordance with SEC rules. Our financial statements reflect the impact of these expenses.

Key Financial Metrics
The following table summarizes certain key financial measures for the years ended December 31, 2025 and 2024. Management regularly reviews a number of metrics, including the following key financial metrics, to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions. Management believes the non-IFRS financial measures presented below are useful in evaluating our performance, in addition to our financial results prepared in accordance with IFRS. See “—Results of Operations” for additional information and for the comparison discussion between the years ended December 31, 2025 and 2024, and “—Non-IFRS Financial Measures” for additional information on the non-IFRS financial measures and a reconciliation to the most comparable IFRS financial measures.

	For the year ended December 31,
In millions	2025	2024
Revenue	$6,566.2	$5,183.3
Constant Currency Revenue (1)	6,541.2	5,183.3
Net income attributable to equity holders of the Company	427.4	72.6
Net income margin	6.5%	1.4%
Adjusted EBITDA (2)	$1,150.6	$808.0
Adjusted EBITDA Margin (2)	17.5%	15.6%
Adjusted Net income attributable to equity holders (2)	$545.0	$236.3
Segment Revenue
Technical Apparel	$2,855.8	$2,194.3
Outdoor Performance	2,403.7	1,835.5
Ball & Racquet Sports	1,306.7	1,153.5
Segment Adjusted Operating Profit
Technical Apparel	616.8	460.4
Outdoor Performance	299.8	172.3
Ball & Racquet Sports	47.7	23.7
Revenues by Geography
Americas	2,125.6	1,859.0
Greater China (3)	1,861.9	1,298.1
EMEA	1,805.8	1,513.4
Asia Pacific (4)	772.9	512.8
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
Adjusted EBITDA and Adjusted EBITDA Margin
We define Adjusted EBITDA as net income attributable to equity holders of the Company, plus net income attributable to non-controlling interests, income tax (expense)/benefit, foreign currency exchange gains/(losses), net & other finance costs, interest expense, loss on debt extinguishment, and depreciation and amortization, less interest income with adjustments to exclude restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings and certain share-based payments. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue.
Adjusted EBITDA and Adjusted EBITDA Margin may not be comparable to similarly titled metrics of other companies due to differences in methods of calculation. For a reconciliation of Adjusted EBITDA to net income attributable to equity holders of the Company and a reconciliation of Adjusted EBITDA Margin to net income margin and for a further discussion of how we utilize, and limitations of, these non-IFRS measures see “—Non-IFRS Financial Measures.”
Adjusted Net Income attributable to equity holders of the Company
We define Adjusted Net Income attributable to equity holders as net income attributable to equity holders of the Company with adjustments to exclude depreciation and amortization on the purchase price allocation (“PPA”) fair value step up resulting from the Acquisition, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings, certain share-based payments, loss on debt extinguishment, other adjustments, and the related income tax expense on these adjustments and deferred tax expense or benefit arising from tax rate changes on PPA balances.
Adjusted net income attributable to equity holders may not be comparable to similarly titled metrics of other companies due to differences in methods of calculation. For a reconciliation of Adjusted net income attributable to equity holders of the Company to net income attributable to equity holders of the Company and for a further discussion of how we utilize, and the limitations of, this non-IFRS measure see “—Non-IFRS Financial Measures.”
Segment Adjusted Operating Profit and Segment Adjusted Operating Profit Margin
We define Segment Adjusted Operating Profit as income before tax for the segment with adjustments to exclude depreciation and amortization on PPA fair value step up, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings, expenses related to certain share-based payments, interest expense, foreign currency exchange gains/(losses), net & other finance costs, loss on debt extinguishment, and interest income. Segment Adjusted Operating Profit is a measure of operating performance of our reportable segments and may not be comparable to similar measures reported by other companies. We define Segment Adjusted Operating Profit Margin as Segment Adjusted Operating Profit divided by segment revenue.
Segment Adjusted Operating Profit is a performance metric utilized by the Company’s Chief Operating Decision Maker to allocate resources to and assess performance of the Company’s segments. See Note 3. Segment Reporting, to our consolidated financial statements included elsewhere in this Annual Report.

Components of Our Results of Operations
Revenue
Revenue primarily consists of sales of our products, but also includes limited services and license fees. Revenue can fluctuate as a result of changes in volume, price, product, channel mix, segment mix, geographic mix, and foreign currency exchange rates. Revenue is recognized at the point in time when control of the products or services are transferred to the customer in accordance with the terms of delivery. Revenue from the sale of products within the DTC channel is generally recognized upon delivery for e-commerce customers or at the point the customer purchases the goods at our owned retail stores. Revenue within the DTC channel is revenue net of any value added tax, discounts, incentives, rebates or estimated returns. Revenue from the sales of products within the wholesale channel is generally recognized when the goods have been delivered to the wholesale partner’s specified location, when we deliver the goods to the carrier or when the wholesale partner obtains the goods from our warehouses. Following delivery, the wholesale partner has the primary responsibility for onward sales and bears the risks of obsolescence and loss. Revenue within the wholesale channel is revenue net of any discounts, incentives, returns, or rebates. Revenue from services, which primarily comprise freight services to customers of our goods, is recognized at the point in time upon the delivery of the goods when the control has been transferred to the customer. Revenue from license fees is recognized as a component of our wholesale revenue when the applicable counterparty manufactures or sells products bearing our trademarks. License income based on fixed license agreements is recognized evenly throughout the financial year, while license income determined by sales volumes is recognized during the financial year as the licensee generates sales revenue.
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

General and administrative expenses include research and development expenses, costs incurred in our corporate offices, primarily related to personnel costs, including salaries, variable incentive compensation, benefits, other professional service costs, corporate facilities costs, costs related to accounting and professional fees as well as IT, depreciation, amortization related to software and patents and other rights. We have invested considerably in this area to support the growing volume and complexity of the business and anticipate continuing to do so in the future. In addition, we incurred certain transaction-related costs in connection with our IPO. Additionally, beginning in the fourth quarter of 2024, the Company changed its presentation of foreign exchange gains and losses related to operational transactions in the consolidated statement of income and loss and other comprehensive income and loss, which were previously recorded as selling, general and administrative expenses, and are now recorded as foreign currency exchange gains/(losses), net & other finance costs. The impact on prior period financial statements was immaterial.
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
Foreign Currency Exchange Gains/(Losses), Net & Other Finance Costs
Foreign currency exchange gains/(losses), net & other finance costs consist of foreign exchange gains and losses and other finance costs.
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

Results of Operations
The following table sets forth our results of operations for the periods presented.

	For the year ended December 31,
In millions	2025	2024
Revenue	$6,566.2	$5,183.3
Cost of goods sold	(2,781.9)	(2,311.5)
Gross profit	3,784.3	2,871.8
Selling, general and administrative expenses	(3,104.6)	(2,430.4)
Impairment losses	(14.0)	(1.9)
Other operating income	36.1	31.3
Operating profit	701.8	470.8

Interest income	6.4	8.8
Interest expense	(97.7)	(219.0)
Foreign currency exchange gains/(losses), net & other finance costs	14.0	(67.6)
Loss on debt extinguishment	—	(31.8)
Net finance cost	(77.3)	(309.6)

Income before tax	624.5	161.2

Income tax expense	(184.1)	(82.8)

Net income	440.4	78.4

Net income attributable to:
Equity holders of the Company	427.4	72.6
Non-controlling interests	13.0	5.8

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024
Revenue
The following table sets forth our revenue disaggregated by channel and geography.

	For the year ended December 31,		Change
In millions	2025	2024	$	%
Revenue	$6,566.2	$5,183.3	$1,382.9	26.7%

Channel Revenues
Wholesale	$3,357.5	$2,916.3	$441.2	15.1%
DTC	3,208.7	2,267.0	941.7	41.5%
Total	$6,566.2	$5,183.3	$1,382.9	26.7%

Geographic Revenues
Americas	$2,125.6	$1,859.0	$266.6	14.3%
Greater China (1)	1,861.9	1,298.1	563.8	43.4%
EMEA	1,805.8	1,513.4	292.4	19.3%
Asia Pacific (2)	772.9	512.8	260.1	50.7%
Total	$6,566.2	$5,183.3	$1,382.9	26.7%
__________________________________________________
(1)Consists of mainland China, Hong Kong, Macau and Taiwan.
(2)Excludes Greater China.
Revenue increased by $1,382.9 million, or 26.7%, for the year ended December 31, 2025, compared to the year ended December 31, 2024. Revenue increased across all segments, primarily driven by an increase in sales volume from the Technical Apparel and Outdoor Performance segments. Channel revenues were driven by DTC, which increased by 41.5% for the year ended December 31, 2025, compared to the year ended December 31, 2024. Regional growth was led by Greater China, which increased 43.4% for the year ended December 31, 2025, compared to the year ended December 31, 2024, followed by EMEA, the Americas, and Asia Pacific, which increased 19.3%, 14.3% and 50.7%, respectively.
Revenue on a constant currency basis for the year ended December 31, 2025 increased 26.2%, compared to the year ended December 31, 2024.
Gross Profit

	For the year ended December 31,		Change
In millions	2025	2024	$	%
Gross profit	$3,784.3	$2,871.8	$912.5	31.8%
Gross profit increased by $912.5 million, or 31.8%, for the year ended December 31, 2025, compared to the year ended December 31, 2024. Gross margin was 57.6% for the year ended December 31, 2025, compared to 55.4% for the year ended December 31, 2024. The increase was primarily driven by favorable regional mix, due to a higher proportion of revenues in Greater China and Asia Pacific which have higher gross margins, and a favorable channel and segment mix.

Selling, General and Administrative Expenses

	For the year ended December 31,		Change
In millions	2025	2024	$	%
Selling, general and administrative expenses	$(3,104.6)	$(2,430.4)	$(674.2)	27.7%
Selling, general and administrative expenses increased $674.2 million, or 27.7%, for the year ended December 31, 2025, compared to the year ended December 31, 2024. As a percentage of revenues, selling, general, and administrative expenses increased to 47.3%, for the year ended December 31, 2025, compared to 46.9% in the year ended December 31, 2024.
These increases were due to higher selling and marketing costs of $484.6 million and higher administrative and other expenses of $189.6 million for the year ended December 31, 2025. The increase in selling and marketing expenses was primarily due to DTC investments and investments in Greater China and Asia Pacific, including higher retail personnel costs, advertising and promotion expenses, and store rent expense related to new store openings. The increase in administrative and other expenses was primarily due to higher personnel costs as a result of increased headcount.
Impairment Losses

	For the year ended December 31,		Change
In millions	2025	2024	$	%
Impairment losses	$(14.0)	$(1.9)	$(12.1)	636.8%
Impairment losses increased by $12.1 million, or 636.8% for the year ended December 31, 2025, compared to the year ended December 31, 2024, which included the impairment of finite-lived intangible assets of $6.7 million and bad debt expense of $6.3 million for the year ended December 31, 2025.
Other Operating Income

	For the year ended December 31,		Change
In millions	2025	2024	$	%
Other operating income	$36.1	$31.3	$4.8	15.3%
Other operating income increased by $4.8 million, or 15.3%, for the year ended December 31, 2025, compared to the year ended December 31, 2024, which was primarily driven by an increase in government subsidies received.

Interest Expense

	For the year ended December 31,		Change
In millions	2025	2024	$	%
Interest expense	$(97.7)	$(219.0)	$121.3	(55.4)%
Interest expense decreased by $121.3, or 55.4%, for the year ended December 31, 2025, compared to the year ended December 31, 2024. This was primarily driven by lower outstanding debt during the year ended December 31, 2025, compared to the year ended December 31, 2024, partially offset by an increase in interest expense on lease liabilities due to an increase in owned retail store leases.

Foreign Currency Exchange Gains/(Losses), Net & Other Finance Costs

	For the year ended December 31,		Change
In millions	2025	2024	$	%
Foreign currency exchange gains/(losses), net & other finance costs	$14.0	$(67.6)	$81.6	(120.7)%
Foreign currency exchange gains/(losses), net & other finance costs increased by $81.6 million, or 120.7%, for the year ended December 31, 2025, compared to the year ended December 31, 2024. This was primarily driven by increases in exchange rate gains of $73.5 million, due to fluctuations in foreign exchange rates, specifically weakening of the U.S. dollar in relation to our most commonly used foreign currencies.
Loss on Debt Extinguishment

	For the year ended December 31,		Change
In millions	2025	2024	$	%
Loss on debt extinguishment	$—	$(31.8)	$31.8	NM
Loss on debt extinguishment was nil for 2025, compared to $31.8 million for the year ended December 31, 2024. This decrease was due to the repayment of the Senior Facilities Agreement on February 16, 2024, and the repayment of the New Term Loan Facilities on December 19, 2024, which resulted in losses of $14.3 million and $17.5 million, respectively, for the year ended December 31, 2024.
Income Tax Expense

	For the year ended December 31,		Change
In millions	2025	2024	$	%
Income tax expense	$(184.1)	$(82.8)	$(101.3)	122.3%
Income tax expense was $184.1 million and $82.8 million for the years ended December 31, 2025 and 2024, respectively. The effective tax rate was 29.5% and 51.4% for the years ended December 31, 2025 and 2024, respectively. The decrease in the effective tax rate was primarily driven by the recognition of deferred tax assets related to net operating losses in specific jurisdictions that were previously not recognized due to insufficient probability of utilization, withholding taxes, geographic mix of earnings subject to varying local statutory income tax rates, unrecognized deferred tax assets related to unused interest expense and tax loss carryforwards, partially offset by the absence of the reversal of uncertain tax positions as a result of the closure of tax audits and expiration of statute of limitations recorded in the year ended December 31, 2024.

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
The following tables set forth certain financial information for our reportable segments for the periods presented.

Segment Revenue

	For the year ended December 31,		Change
In millions	2025	2024	$	%
Technical Apparel	$2,855.8	$2,194.3	$661.5	30.1%
Outdoor Performance	2,403.7	1,835.5	568.2	31.0%
Ball & Racquet Sports	1,306.7	1,153.5	153.2	13.3%
Total	$6,566.2	$5,183.3	$1,382.9	26.7%
Segment Adjusted Operating Profit (1)

	For the year ended December 31,		Change
In millions	2025	2024	$	%
Technical Apparel	$616.8	$460.4	$156.4	34.0%
Outdoor Performance	299.8	172.3	127.5	74.0%
Ball & Racquet Sports	47.7	23.7	24.0	101.3%
__________________________________________________
(1)Segment Adjusted Operating Profit for all periods presented excludes depreciation and amortization expense associated with PPA in connection with the Acquisition.

The following table summarizes depreciation and amortization expense for the years ended December 31, 2025 and 2024.

	For the year ended December 31,		Change
In millions	2025	2024	$	%
Technical Apparel	$164.4	$126.0	$38.4	30.5%
Outdoor Performance	163.8	107.5	56.3	52.4%
Ball & Racquet Sports	39.7	34.1	5.6	16.4%
Total	$367.9	$267.6	$100.3	37.5%
The following table summarizes PPA related depreciation and amortization expense for the years ended December 31, 2025 and 2024.

	For the year ended December 31,		Change
In millions	2025	2024	$	%
Technical Apparel	$9.1	$9.5	$(0.4)	(4.2)%
Outdoor Performance	60.8	32.0	28.8	90.0%
Ball & Racquet Sports	1.3	1.3	—	—%
Total	$71.2	$42.8	$28.4	66.3%

Technical Apparel
The following table sets forth our channel revenue for our Technical Apparel segment.

	For the year ended December 31,		Change
In millions	2025	2024	$	%
Wholesale	$761.1	$643.1	$118.0	18.3%
DTC	2,094.7	1,551.2	543.5	35.0%
Total	$2,855.8	$2,194.3	$661.5	30.1%
The following table sets forth certain operating data for our Technical Apparel segment.

	As of December 31,		Change
	2025	2024	%
Store count (1)
Arc’teryx	246	176	39.8%
Peak Performance	42	47	(10.6)%
Total	288	223	29.1%
Omni-comp (2)	18.8%	28.3%
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

Technical Apparel revenue increased by 30.1% for the year ended December 31, 2025, compared to the year ended December 31, 2024. The increase was primarily driven by Arc’teryx growth within the DTC channel. DTC revenues increased by 35.0% for the year ended December 31, 2025, compared to the year ended December 31, 2024. The increase was driven by volume growth in our existing owned retail stores and e-commerce platforms, and an expanded owned retail store network with a net increase of 65 owned retail stores during the year, comprised of a net increase of 70 stores within the Arc’teryx brand, and a reduction of 5 stores within the Peak Performance brand from store fleet optimization. The increase in Arc’teryx stores includes 46 owned retail stores in Korea which were acquired during the year as part of an asset purchase agreement. Wholesale revenues increased 18.3% for the year ended December 31, 2025, compared to the year ended December 31, 2024, driven by an increase in volumes. By geography, Technical Apparel revenue increased across all regions, primarily in Greater China, Americas, and Asia Pacific for the year ended December 31, 2025, compared to the year ended December 31, 2024.
Technical Apparel revenue on a constant currency basis increased 31.1% for the year ended December 31, 2025, compared to the year ended December 31, 2024.
Segment Adjusted Operating Profit in our Technical Apparel segment increased by 34.0% for the year ended December 31, 2025, compared to the year ended December 31, 2024. This increase was primarily driven by higher gross profit, partially offset by an increase in selling, general and administrative expenses. Segment adjusted operating profit margin was 21.6% for the year ended December 31, 2025, compared to 21.0% for the year ended December 31, 2024. This increase was driven by lower selling, general, and administrative expenses as a percentage of revenue, primarily reflecting leverage on certain fixed operating and administrative costs, partially offset by lower gross margins, primarily due to product and pricing mix and higher U.S. tariff costs.

Outdoor Performance
The following table sets forth our channel revenue four our Outdoor Performance segment.

	For the year ended December 31,		Change
In millions	2025	2024	$	%
Wholesale	$1,551.1	$1,309.8	$241.3	18.4%
DTC	852.6	525.7	326.9	62.2%
Total	$2,403.7	$1,835.5	$568.2	31.0%
The following table sets forth certain operating data for our Outdoor Performance segment.

	As of December 31,		Change
	2025	2024	%
Store count (1)
Salomon	329	227	44.9%
Atomic	2	2	—%
Total	331	229	44.5%
Omni-comp (2)	29.0%	28.3%
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
Outdoor Performance revenue increased by 31.0% for the year ended December 31, 2025, compared to the year ended December 31, 2024. The increase was primarily driven by 40.3% growth in Salomon softgoods revenues. DTC revenues increased by 62.2% for the year ended December 31, 2025, compared to the year ended December 31, 2024, due to an expanded owned retail store network with a net increase of 102 owned retail stores during the year and an increase in online traffic to our owned e-commerce websites. Wholesale revenues increased 18.4% for the year ended December 31, 2025, compared to the year ended December 31, 2024, driven by higher volumes for Salomon softgoods due to positive reorder trends across categories. By geography, Outdoor Performance revenue increased across all regions, primarily in Greater China, EMEA, and Asia Pacific for the year ended December 31, 2025, compared to the year ended December 31, 2024.
Outdoor Performance revenue on a constant currency basis increased 28.7% for the year ended December 31, 2025, compared to the year ended December 31, 2024.
Segment Adjusted Operating Profit in our Outdoor Performance segment increased by 74.0% for the year ended December 31, 2025, compared to the year ended December 31, 2024. This increase was primarily driven by higher gross profit, partially offset by an increase in selling, general and administrative expenses. Segment adjusted operating profit margin was 12.5% for the year ended December 31, 2025, compared to 9.4% for the year ended December 31, 2024. This increase was driven by higher gross margins from favorable channel, region and brand mix, and lower materials costs, partially offset by higher selling, general and administrative expenses as a percentage of revenue, primarily related to advertising, promotion, sales and personnel expenses as a result of an increase in the mix of DTC revenues.

Ball & Racquet Sports
The following table sets forth our channel revenue four our Ball & Racquet Sports segment.

	For the year ended December 31,		Change
In millions	2025	2024	$	%
Wholesale	$1,045.3	$963.4	$81.9	8.5%
DTC	261.4	190.1	71.3	37.5%
Total	$1,306.7	$1,153.5	$153.2	13.3%
The following table sets forth certain operating data for our Ball & Racquet Sports segment.

	As of December 31,		Change
	2025	2024	%
Store count (1)
Wilson	84	53	58.5%
Total	84	53	58.5%
Omni-comp (2)	19.4%	4.7%
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
Ball & Racquet revenue increased by 13.3% for the year ended December 31, 2025, compared to the year ended December 31, 2024. The increase was primarily driven by Wilson softgoods, racquet, baseball, and golf product categories, which was partially offset by a decline in inflatables. DTC revenues increased by 37.5% for the year ended December 31, 2025, compared to the year ended December 31, 2024, due to an expanded owned retail store network with a net increase of 31 owned retail stores during the year. Wholesale revenues increased 8.5% for the year ended December 31, 2025, compared to the year ended December 31, 2024, driven by an increase in volumes globally. By geography, Ball & Racquet revenue increased across all regions, primarily in Greater China, Americas, and EMEA for the year ended December 31, 2025, compared to the year ended December 31, 2024.
Ball & Racquet revenue on a constant currency basis increased 12.8% for the year ended December 31, 2025, compared to the year ended December 31, 2024.
Segment Adjusted Operating Profit in our Ball & Racquet segment increased by 101.3% for the year ended December 31, 2025, compared to the year ended December 31, 2024. This increase was primarily driven by higher gross profit, partially offset by an increase in selling, general and administrative expenses. Segment adjusted operating profit margin was 3.6% for the year ended December 31, 2025, compared to 2.1% for the year ended December 31, 2024. This increase was driven by higher gross margins from favorable region, channel, and product mix, partially offset by higher U.S. tariff costs, and was further offset by higher selling, general and administrative expenses as a percentage of revenue, driven by DTC investments primarily related to advertising, promotion, sales, and personnel expenses.

Non-IFRS Financial Measures
Management uses certain non-IFRS financial measures to supplement the financial measures prepared in accordance with IFRS, which include constant currency revenue, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income attributable to equity holders of the Company. We use constant currency revenue information to provide a framework to assess how our business segments performed excluding the effects of foreign currency exchange rate fluctuations. Management believes that Adjusted EBITDA and Adjusted EBITDA Margin are helpful to investors as they provide useful information to understand our core financial and operating performance from period to period because they exclude certain material items relating to income tax expense, finance cost and depreciation and amortization which are not reflective of our ongoing operations and performance. Management believes Adjusted Net Income attributable to equity holders of the Company enhances an investor’s understanding of our financial and operating performance because it excludes certain material items relating to expenses or income on PPA fair value step up and impairment losses on goodwill and intangible assets which are not reflective of our ongoing operations and underlying performance. In addition, management believes constant currency revenue, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income attributable to equity holders of the Company are measures commonly used by investors to evaluate companies in the apparel, footwear, sports equipment, protective gear and accessories industries, which commonly disclose similar metrics.
However, there are limitations to the use of these non-IFRS financial measures as analytical tools and they should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. Constant currency revenue is limited as a metric to review the Company’s financial results as it does not reflect impacts of foreign currency on revenue. Some of the limitations of Adjusted EBITDA and Adjusted EBITDA Margin include: excluding certain tax payments that may reduce cash available to us; not reflecting any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future; not reflecting changes in, or cash requirements for, our working capital needs; and not reflecting the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Some of the limitations of Adjusted Net Income include: excluding the impact of non-recurring or non-operational items such as expenses or income on PPA fair value step up, restructuring expenses, expenses related to transaction activities, and expenses related to certain legal proceedings.
In the year ended December 31, 2024, the Company updated its definition of Adjusted Net Income to exclude depreciation and amortization related to certain PPA in connection with the Acquisition, and to exclude other adjustments related to non-cash foreign exchange losses on intercompany transactions and non-operational losses related to hedging arrangements. In the year ended December 31, 2025, the definition was further updated to exclude deferred tax expense or benefit arising from tax rate changes on PPA balances. These expenses are not indicative of our underlying performance. Where applicable, prior period amounts have been recast to conform with current period presentation.
The tables below reconcile each of the following non-IFRS financial measures to their respective most directly comparable IFRS measure for the periods presented.

Adjusted EBITDA and Adjusted EBITDA Margin

	For the year ended December 31,
In millions	2025	2024
Revenue	$6,566.2	$5,183.3
Net income attributable to equity holders of the Company	$427.4	$72.6
Net income attributable to non-controlling interests	13.0	5.8
Depreciation and amortization (1)	384.2	273.8
Interest expense (2)	97.7	219.0
Foreign currency exchange (gains)/losses, net & other finance costs	(14.0)	67.6
Loss on debt extinguishment	—	31.8
Interest income	(6.4)	(8.8)
Income tax expense	184.1	82.8
Restructuring expenses (3)	23.7	22.4
Impairment of goodwill and intangible assets (4)	6.7	—
Expenses related to transaction activities (5)	15.9	22.1
Expenses related to certain legal proceedings (6)	3.4	3.6
Share-based payments (7)	14.9	15.3
Adjusted EBITDA	$1,150.6	$808.0
Net income margin	6.5%	1.4%
Adjusted EBITDA Margin	17.5%	15.6%
__________________________________________________
(1)Total amortization expense for right-of-use assets capitalized under IFRS 16, Leases was $166.0 million and $124.7 million for the years ended December 31, 2025 and 2024, respectively.
(2)Total interest expense on lease liabilities under IFRS 16, Leases was $33.1 million and $22.4 million for the years ended December 31, 2025 and 2024, respectively.
(3)Includes restructuring expenses from severance, exit and termination events.
(4)Includes impairment losses on goodwill and intangible assets, primarily due to the impairment of finite-lived intangible assets.

(5)Includes advisory fees in connection with M&A activities and non-recurring costs associated with our IPO and disposal of businesses.
(6)Includes inventory write-offs, legal fees and judgments in connection with non-recurring legal actions, including a certain patent infringement litigation and certain litigation in connection with the divestiture of a business unit. While we face such patent litigation from time to time, the magnitude of costs is rarely significant and the litigation expenses related to a certain recent patent litigation are substantially higher than the expenses related to any other patent litigation in the last 10 years. We view expenses related to these matters as outside our normal course of operations and not representative of our expected and recurring expenses. Legal expenses for other normal, recurring legal proceedings and other legal matters are not included in this adjustment.
(7)Includes expenses for share-based payments and for fixed cash compensation that is contingent upon the vesting of stock options under the 2019 and 2023 ESOP plans. We granted share-based compensation to employees under these equity compensation plans beginning in 2019, but did not incur any expenses related to share-based payments in periods prior to the fourth quarter of fiscal year 2023. No further awards will be granted under the 2019 and 2023 ESOP plans, and thus, the related expenses are not considered indicative of our ongoing performance.

Adjusted Net Income

	For the year ended December 31,
In millions	2025	2024
Net income attributable to equity holders of the Company	$427.4	$72.6
Depreciation and amortization on PPA fair value step up (1)	71.2	42.8
Restructuring expenses (2)	23.7	22.4
Impairment of goodwill and intangible assets (3)	6.7	—
Expenses related to transaction activities (4)	15.9	53.8
Expenses related to certain legal proceedings (5)	3.4	3.6
Share-based payments (6)	14.9	15.3
Loss on debt extinguishment	—	31.8
Other adjustments (7)	—	29.6
Income tax expense (8)	(18.2)	(35.6)
Adjusted net income attributable to equity holders of the Company	$545.0	$236.3
__________________________________________________
(1)Consists of depreciation and amortization on PPA fair value step up of intangible and tangible assets in connection with the acquisition and delisting of Amer Sports in 2019.
(2)Includes restructuring expenses from severance, exit and termination events.
(3)Includes impairment losses on goodwill and intangible assets, primarily due to the impairment of finite-lived intangible assets.

(4)Includes advisory fees in connection with M&A activities and non-recurring costs associated with our IPO and disposal of businesses.
(5)Includes inventory write-offs, legal fees, and judgments related to non-recurring legal matters, including a certain patent infringement litigation and certain litigation associated with the divestiture of a business unit. While the Company is subject to patent litigation from time to time, the costs associated with these matters are not typical of our ongoing operations, and the expenses related to a particular patent litigation were elevated relative to our usual patent-related legal costs. We consider expenses related to these matters to be outside the normal course of business and not indicative of our expected, recurring expenses. Legal expenses related to routine, recurring legal proceedings and other ordinary legal matters are not included in this adjustment.
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
(7)Includes non-cash foreign exchange losses on intercompany transactions and non-operational losses related to hedging arrangements, which are non-recurring and are not indicative of our ongoing performance.

(8)Includes income tax expense as follows:

	For the year ended December 31,
In millions	2025	2024
Deferred tax on PPA	$(2.0)	$(10.7)
Restructuring expenses	(5.9)	(5.7)
Impairment of goodwill and intangible assets	(1.7)	—
Expenses related to transaction activities	(4.0)	(8.3)
Expenses related to certain legal proceedings	(0.9)	(0.9)
Share-based payments	(3.7)	(3.8)
Loss on debt extinguishment	—	(2.9)
Other adjustments	—	(3.3)
Total tax expense on adjustments	$(18.2)	$(35.6)
B. Liquidity and Capital Resources
Our primary need for liquidity is to fund working capital requirements, capital expenditures, debt service, lease obligations and for general corporate purposes. Typically, the highest level of working capital has been reached in the third quarter when inventory and accounts receivable are at a peak during the fall and winter shopping season.
Our future contractual obligations are further discussed in “—Contractual Obligations and Commitments” below. Historically, our main sources of liquidity have been cash flows from operating activities, shareholder loans, share issuances and borrowings under our existing credit facilities. See “—Indebtedness.”
The Company had $652.3 million and $345.4 million of cash and cash equivalents as of December 31, 2025 and 2024, respectively. This $306.9 million increase in cash and cash equivalents was primarily driven by positive net cash flows from operating activities during the year ended December 31, 2025.
Management believes the existing cash and cash equivalent balances, cash flow from operations and credit facilities will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our long-term capital requirements may vary materially from those currently planned and will depend on many factors, including the rate of revenue growth, the timing and extent of spending on research and development efforts, new owned retail store openings and other growth initiatives, the expansion of sales and marketing activities, the timing of new products, and overall economic conditions. We are also expecting increased capital expenditures related to the upgrade of our global SAP enterprise resource planning system over the next several years, which we are in the process of implementing across each of our brands, and the expansion of our warehousing facilities. Our capital expenditures for 2025 were approximately $283.7 million, and our capital expenditure budget for 2026 is approximately $400.0 million.
To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to shareholders. The incurrence of debt financing would result in debt service obligations, and the instruments governing such debt could provide for operating and financing covenants that may restrict our operations. We also regularly evaluate market conditions, our liquidity profile, and various financing alternatives for opportunities to enhance our capital structure. If market conditions are favorable, we may refinance our existing debt or issue additional securities. There can be no assurances that we will be able to raise additional capital on terms that are attractive to us or at all. The inability to raise capital may adversely affect our ability to achieve our business objectives.

Cash Flow Information
The following table sets forth our consolidated cash flow information for the periods presented:

	For the year ended December 31,
In millions	2025	2024
Net cash flows from operating activities	$729.8	$424.7
Net cash flows used in investing activities	(338.1)	(268.3)
Net cash flows used in financing activities	(124.0)	(266.0)
Operating Activities
Net cash flows from operating activities were $729.8 million for the year ended December 31, 2025, compared to $424.7 million for the year ended December 31, 2024. The increase of $305.1 million was primarily driven by an increase in net income of $362.0 million, a decrease in interest paid of $101.3 million due to lower debt outstanding, and an increase in cash flows from changes in accounts payable and other liabilities of $85.6 million. The amounts were partially offset by a decrease in cash flows from changes in inventories of $145.9 million due to growth in the business, a decrease in cash flows from changes in accounts receivable of $78.7 million due to the timing of collections and a decrease in proceeds from receivable sales. In addition, income taxes paid increased by $42.3 million.
Investing Activities
Net cash flows used in investing activities were $338.1 million for the year ended December 31, 2025, compared to $268.3 million for the year ended December 31, 2024. The increase of $69.8 million in cash flows used in investing activities was primarily due to cash paid of $45.4 million for the acquisition of a business, and $20.9 million for the acquisition of intangible assets, largely related to the implementation of a new SAP ERP system.
Our capital expenditures (which we define herein to refer to the acquisition of property, plant and equipment and the acquisition of intangible assets, as presented in our consolidated statement of cash flows) for the years ended December 31, 2025 and 2024, totaled $283.7 million and $275.4 million, respectively.

Financing Activities
Net cash flows used in financing activities were $124.0 million for the year ended December 31, 2025, compared to $266.0 million for the year ended December 31, 2024. The $142.0 million decrease was primarily driven by $160.4 million decrease in net cash outflows related to proceeds from share issuances and debt repayments and issuances which occurred in the year ended December 31, 2024, a $24.7 million increase in proceeds from the exercise of share options, and a $9.7 million decrease in payments of debt issuance costs. This was partially offset by a $43.3 million increase in payments of lease liabilities primarily due to an increase in owned retail stores and a $13.8 million decrease in cash inflows from the release of derivative contract collateral.
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
The Notes are jointly and severally guaranteed by the Company and each of the Company’s subsidiaries (other than the Issuer) that is a borrower or a guarantor under the Senior Secured Credit Facilities (the “Note Guarantors”). The Notes and the guarantees related thereto are senior obligations and are secured, subject to permitted liens and certain other exceptions, by the same first priority liens that secure the obligations of the Issuer and the Note Guarantors under the Senior Secured Credit Facilities.

The Notes will be redeemable at the option of the Issuer, in whole or in part, on or after February 16, 2027, at the redemption prices set forth in the Indenture. Prior to February 16, 2027, the Issuer may redeem the Notes issued under the Indenture, in whole or in part, at a redemption price of the principal amount thereof plus the applicable premium (as set forth in the Indenture) and accrued and unpaid interest, subject to the limitations set forth in the Indenture.
In addition, on February 6, 2026, the Company voluntarily redeemed $80.0 million aggregate principal amount of the Notes at a redemption price equal to 103.00% of the principal amount, plus accrued interest. The repayment was financed from existing cash resources of the Company.
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
The Indenture contains covenants that limit the ability of the Company and any of its Restricted Subsidiaries (as such term is defined in the Indenture), to, among other things: incur or guarantee additional indebtedness, make certain investments and other restricted payments; create liens, enter into transactions with affiliates, engage in mergers, consolidations or amalgamations; and transfer and sell assets. The Indenture also provides for customary events of default.
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

Senior Secured Credit Facilities
On February 16, 2024, the Company entered into a Credit Agreement (the “Credit Agreement”) with certain subsidiaries of the Company as borrowers, the financial institutions party thereto as lenders and issuing banks, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan SE as swingline lender, and Wilmington Trust (London) Limited as collateral agent.
The Credit Agreement provides for a five-year revolving credit facility in an aggregate principal amount of $710 million (the “Revolving Credit Facility”), a seven-year $500 million U.S. dollar denominated term loan facility (the “USD Term Loan Facility”) and a seven-year €700 million Euro denominated term loan facility (the “EUR Term Loan Facility,” and together with the USD Term Loan Facility, the “Term Loan Facilities,” and collectively with the Revolving Credit Facility, the “Senior Secured Credit Facilities”).
Revolving Credit Facility
Borrowings under the Revolving Credit Facility are available in U.S. dollars or Euros and bear interest, at the Company’s option, (i) in the case of U.S. dollar borrowings, at either a term SOFR-based rate or a U.S. dollar base rate, and (ii) in the case of Euro borrowings, at EURIBOR, in each case plus an applicable margin. The term SOFR-based rate and EURIBOR are subject to a floor of 0.00% per annum and the U.S. dollar base rate is subject to a floor of 1.00% per annum.
The Company is required to pay quarterly commitment fees on unutilized commitments of between 25 to 40 basis points, payable quarterly in arrears, and letter of credit fees equal to the applicable margin for SOFR borrowings on the maximum amount available to be drawn under outstanding letters of credit, as well as customary fronting and agency fees. The Company may voluntarily reduce unutilized commitments and repay outstanding borrowings at any time without premium or penalty, other than customary breakage costs with respect to SOFR and EURIBOR loans.
As of December 31, 2025, no amounts were outstanding under the Revolving Credit Facility and $710 million was available.

Term Loan Facilities
Borrowings under the USD Term Loan Facility bore interest, at the Company’s option, at either a term SOFR-based rate or a U.S. dollar base rate, and borrowings under the EUR Term Loan Facility bore interest at EURIBOR, in each case plus an applicable margin. The term SOFR-based rate and EURIBOR were subject to a floor of 0.00% per annum and the U.S. dollar base rate was subject to a floor of 1.00% per annum.
On September 30, 2024, the Company amended the Credit Agreement to reduce the applicable margin for SOFR-based borrowings under the USD Term Loan Facility from 3.00%–3.25% to 2.50%–2.75%, for U.S. dollar base rate borrowings under the USD Term Loan Facility from 2.00%–2.25% to 1.50%–1.75%, and for borrowings under the EUR Term Loan Facility from 3.25%–3.50% to 2.75%–3.00%.
The USD Term Loan Facility required mandatory annual principal amortization of 1.00% per annum, payable in quarterly installments commencing June 30, 2024. The EUR Term Loan Facility was not subject to scheduled amortization. On September 30, 2024 and November 19, 2024, the Company prepaid $65.0 million and $84.6 million, respectively, under the USD Term Loan Facility, and on December 19, 2024 repaid all remaining outstanding borrowings under the Term Loan Facilities. As of December 31, 2025, no amounts were outstanding under the Term Loan Facilities.
Collateral, Guarantees and Other Terms
The Senior Secured Credit Facilities are secured by substantially all of the assets of the Company and certain wholly-owned subsidiaries organized in the United States, Austria, Canada, Switzerland, Cayman Islands, Finland, France, Hong Kong and Sweden, subject to customary exceptions and agreed security principles for subsidiaries not organized in the United States or Canada, and are guaranteed by certain of the Company’s subsidiaries. The obligations under the Senior Secured Credit Facilities and certain hedging and cash management arrangements with lenders (or their affiliates) are secured by first-priority security interests in the collateral, subject to certain exclusions set forth in the credit documentation governing the Senior Secured Credit Facilities.
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
The Revolving Credit Facility includes financial covenants requiring the Company to maintain a maximum first lien net leverage ratio of 5.00:1.00 and a minimum interest coverage ratio of 2.00:1.00, increasing to 2.25:1.00 for the fiscal quarter ending December 31, 2025 and to 2.50:1.00 for the fiscal quarter ending December 31, 2026, in each case subject to customary standstill and cure rights. The Credit Agreement contains certain customary events of default. If an event of default, as specified in the Credit Agreement, shall occur and be continuing, the borrowers thereunder may be required to repay all amounts outstanding under the Credit Facilities.
China Facilities
On September 2, 2024, Amer Sports (Shanghai) Trading Ltd., our wholly owned subsidiary, entered into a CNY 500 million unsecured working capital line of credit with China Merchants Bank Co., Ltd (the “September 2024 China Facility”), which bore interest at 3.00%. Borrowings on the September 2024 China Facility were $68.5 million as of December 31, 2024. The line of credit was fully repaid and expired in September 2025.
On November 19, 2024, Amer Sports (Shanghai) Trading Ltd., our wholly owned subsidiary, entered into a CNY 500 million unsecured working capital line of credit with Bank of China Limited (the “November 2024 China Facility”), which bore interest at the one-year China Loan Prime Rate less 50 basis points, equivalent to 2.40% at the time of withdrawal on November 22, 2024. Borrowings on the November 2024 China Facility were $68.5 million as of December 31, 2024. The line of credit was fully repaid and expired in November 2025.

On August 4, 2025, Amer Sports (Shanghai) Trading Ltd., our wholly owned subsidiary, entered into a CNY 540 million facility with Standard Chartered Bank (China) Limited, (the “August 2025 China Facility”), which includes bonds and guarantees of up to CNY 540 million and, at the option of the Company, either a CNY 500 million unsecured working capital line of credit or CNY 500 million synthetic loan. Borrowings under the working capital line of credit bear interest at a rate per annum equal to the one-year China Loan Prime Rate adjusted by an agreed upon spread equivalent to 2.15% at the date of withdrawal on August 21, 2025. The line of credit expires in August 2026. As of December 31, 2025, $71.4 million (based on the CNY/USD exchange rate on December 31, 2025), the full amount of the line of credit under the August 2025 China Facility was outstanding and included in Other Borrowings on the consolidated statement of financial position.
On October 20, 2025, Amer Sports (Shanghai) Trading Ltd., our wholly owned subsidiary, entered into a CNY 500 million facility with Bank of China Limited (the “November 2025 China Facility”), which bears interest at the one-year China Loan Prime Rate less 80 basis points, equivalent to 2.20% at the time of withdrawal on November 24, 2025. The line of credit expires in November 2026. As of December 31, 2025, $71.4 million (based on the CNY/USD exchange rate on December 31, 2025), the full amount of the line of credit under the November 2025 China Facility was outstanding and included in Other Borrowings on the consolidated statement of financial position.

Contractual Obligations and Commitments
The following table summarizes our contractual obligations and commitments, excluding interest, as of December 31, 2025.

	Payments due by period
In millions	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Lease liabilities	$977.6	$198.8	$304.6	$193.8	$280.4
Borrowings	942.8	142.8	—	—	800.0
Accounts payable	769.8	769.8	—	—	—
Other commitments (1)	377.1	93.2	131.4	83.0	69.5
Total	$3,067.3	$1,204.6	$436.0	$276.8	$1,149.9
__________________________________________________
(1)Other commitments primarily consist of lease contracts for short-term and low-value leased assets, commitments related to long-term endorsement contracts with professional and non-professional sports leagues, as well as certain short-term contracts, and contracts with brand ambassadors.
Off-Balance Sheet Arrangements
The Company uses off-balance sheet arrangements including letters of credit and guarantees in connection with certain obligations, including leases. Other than those items disclosed here and elsewhere in this MD&A and our consolidated financial statements, we did not have any material off-balance sheet arrangements or commitments as of December 31, 2025.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates.
Foreign Currency Risk
Foreign currency risk primarily relates to the extent that sales, purchases, and borrowings of our foreign operations are denominated in currencies other than the functional currency of the legal entity in which the transaction is recorded by us. Assets and liabilities arising from such transactions are translated into the legal entity’s functional currency using the exchange rate in effect on the balance sheet date. Revenue and expenses are translated using the average exchange rate over the relevant period. Effective February 1, 2024, management determined that Amer Sports, Inc.’s functional currency changed from EUR to USD, which has been accounted for on a prospective basis. For additional information about our change in functional currency, see Note 2. Summary of Material Accounting Policies, to our consolidated financial statements included elsewhere in this Annual Report. We present our financial statements in U.S. dollars, and record transactions in foreign currencies at the rate in effect on the transaction date, and assets and liabilities denominated in foreign currencies that are outstanding at the end of a financial period are translated at the closing rate in effect on the applicable balance sheet date.
For the years ended December 31, 2025 and 2024, respectively, we generated 76.3% and 72.8% of our revenue in currencies other than U.S. dollars and incurred 78.3% and 78.1% of our selling, general and administrative expenses in currencies other than U.S. dollars. In periods where the U.S. dollar strengthens relative to the euro, Canadian dollar, RMB or other foreign currencies in countries where we have operations, there is a negative impact on our operating results upon translation of those foreign operating results into the U.S. dollar. It is estimated that a simultaneous strengthening of 10% in the U.S. dollar against foreign currency exchange rates would increase the fair value of the net monetary assets and liabilities including foreign exchange derivatives by $98.5 million and $77.4 million, and decrease profit or loss by $42.2 million and $30.3 million, for the years ended December 31, 2025 and 2024, respectively. The potential change noted above is based on a sensitivity analysis performed on our financial position as of December 31, 2025 and December 31, 2024.
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
Inflation Risk
While inflationary pressures have moderated in certain markets, the costs of labor, raw materials and other inputs for Amer Sports’ products remain elevated and volatile, and may increase again. Amer Sports has experienced, and may continue to experience, higher than expected inflation, including escalating transportation, commodity and other supply chain costs and disruptions due to macroeconomic conditions, geopolitical events, supply chain disruptions, or changes in trade and monetary policy. If our costs are subject to significant inflationary pressures, Amer Sports may not be able to offset such higher costs through price increases or other cost-management initiatives, particularly if demand weakens or competitive conditions limit pricing flexibility, which could adversely affect its business, results of operations or financial condition and margins.
Liquidity Risk
At an operational level, the Company’s liquidity risks revolve around its cyclical need for working capital. Typically, the highest level of working capital has been reached in the third quarter, when short-term debt is tied up in inventories and accounts receivable. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. Under the Senior Secured Credit Facilities agreement, the Company has a five-year revolving credit facility of $710 million, which is available in U.S. dollars or Euros. No amounts were borrowed on the Revolving Credit Facility as of December 31, 2025. The Revolving Credit Facility, the China Facilities, and a bilateral facility with Standard Chartered Bank are intended to assist with Amer Sports’ short-term liquidity needs.

Interest Rate Risk
Our interest expense for our existing borrowings and for any new debt we may incur in the future, including under our Senior Secured Credit Facilities, could be exposed to changes in interest rates. We engage in hedging arrangements to limit our exposure to interest rate fluctuations. When appropriate, we may engage in hedging activities, interest rate risk is highly sensitive due to many factors, including monetary and tax policies, market and economic factors and other factors beyond our control, and could have a significant negative or positive impact on the future results of our operations. The debt portfolio was entirely at fixed rates as of December 31, 2025, consequently, a 1% increase in interest rates would not impact interest expense for the year ended December 31, 2025.
Credit Risk
We are exposed to potential credit losses in the event of nonperformance by counterparties to our receivables, including our customers. Concentrations of credit risk arising from receivables from customers are limited due to the diversity of our customers and the global nature of our business. The Company has a global customer base, and there are no significant risk concentrations. No single customer accounts for more than 10% of total accounts receivable and the largest 20 customers represent approximately 32% of total accounts receivable as of December 31, 2025. The average payment time for outstanding sales was approximately 40 days as of December 31, 2025. In order to minimize risk, we perform credit evaluations of our customers’ financial conditions, use credit insurances in the majority of the countries in Europe as well as in Japan, and may also obtain collateral or other security as appropriate. Notwithstanding these efforts, current adverse macroeconomic factors across the global economy may increase the difficulty in collecting receivables.
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

See Note 2. Summary of Material Accounting Policies, to our consolidated financial statements included elsewhere in this Annual Report for information about these critical accounting policies, as well as a description of our other significant accounting policies.
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
Direct-to-consumer (“DTC”) is comprised of retail and e-commerce. DTC revenue is recognized when control of the products is transferred to the customer, which occurs upon point of sale for sales in owned retail stores and delivery to the customer for e-commerce. In the e-commerce channel, the products sold online can be returned within 14-30 days of receipt of the products. For expected returns, the Company recognizes a refund liability as a reduction of revenue and a corresponding right of return asset as reduction of cost of goods sold based on the expected future return rates derived from historical data. A contract liability is recognized from the sale of gift cards in the retail and e-commerce channels. The Company expects to be entitled to a breakage amount. It recognizes breakage amount as revenue in proportion to the pattern of rights exercised by customers based on historical data.
The Company provides warranties that promise the customer that the delivered product is as typically specified in the contract and covers general repairs for defects that existed at the time of sale, as required by law. These assurance-type warranties are accounted for under International Accounting Standards (“IAS”) 37, Provisions, Contingent Liabilities and Contingent Assets.
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

Inventory
Inventory is carried at the lower of cost and net realizable value. The net realizable value requires an estimate of the products’ future selling prices. When estimating the net realizable value of inventories, the Company considers multiple factors including historical write-offs, fluctuations in inventory levels, aging of inventory, customer behavior and anticipated sales volume, seasonality, expected selling prices and selling costs. Changes in these assumptions could result in additional inventory write-downs.
Impairment of Non-Financial Assets
The Company exercises judgment at each reporting date to determine whether the carrying amounts of non-financial assets, including goodwill and intangible assets with indefinite useful lives, may exceed their recoverable amounts. The Company changed its annual goodwill impairment testing date from December 31st (used in the prior year) to October 1st to reduce resource constraints related to the year-end close and financial reporting process and to provide additional time to complete impairment testing. The Company also assesses whether any significant events or changes in circumstances have occurred between the annual impairment testing date and December 31st that would require an updated impairment assessment.
Cash-generating units (“CGUs”) represent the smallest identifiable groups of assets that generate cash inflows largely independent of other assets or groups of assets. Judgment is required to determine this and the appropriate grouping of CGUs for the purpose of testing goodwill and indefinite-lived intangible assets, which are assessed at the lowest level at which they are monitored for internal management purposes.

The recoverable amount of all CGUs is determined as the higher of its value in use and fair value less costs of disposal. For goodwill impairment testing as of October 1, 2025, the recoverable amounts were estimated using both the income approach and the market approach. The income approach is calculated using discounted cash flow models based on management’s best estimates of future economic conditions and the CGU’s expected performance. Cash flow projections are generally prepared based on a 10-year financial forecast, of which the first 5-years are prepared by management and reviewed by the Company’s Board of Directors. The market approach utilized revenue or EBITDA multiples of guideline public companies with similar operational and economic characteristics.

In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed under both the income and market approaches. Key assumptions used in impairment assessments include projected revenue growth rates, operating profit margins and pre-tax discount rates. These assumptions are developed using a combination of historical performance, internal forecasts, and external market and industry data. Discount rates reflect current market assessments of the time value of money and the risks specific to the CGUs. Changes in these assumptions could materially affect the estimated recoverable amounts and result in impairment losses within the next 12 months.

An impairment loss is recognized when the carrying amount of a CGU exceeds its recoverable amount. Any impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU on a pro rata basis.
Recent Accounting Pronouncements
New accounting guidance that we have recently adopted, as well as accounting guidance that has been recently issued but not yet adopted by us, is included in Note 2. Summary of Material Accounting Policies, to our consolidated financial statements included elsewhere in this Annual Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table presents information about the executive officers and directors of the Company. Unless otherwise indicated, the current business address for our executive officers and directors is c/o Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Name	Position	Age
Jie (James) Zheng	Chief Executive Officer and Director	57
Andrew E. Page	Chief Financial Officer, Interim President & CEO of Wilson	56
Wen-Chang (Victor) Chen	Chief Strategy Officer	47
Jutta Karlsson	General Counsel	62
Stuart C. Haselden	Chief Executive Officer of Arc’teryx	56
Mingwei Bi	Director	53
Shizhong Ding	Director and Chair	55
Wei (Ray) Lin	Director	47
Bruno Sälzer	Director	68
Catherine (Trina) Spear	Director	42
Frank K. Tang	Director	57
Tak Yan (Dennis) Tao	Director	49
Carrie Teffner	Director	59
Dennis J. (Chip) Wilson	Director	70
Kin Wah Stephen Yiu	Director	65
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
Andrew E. Page has served as our Chief Financial Officer since 2023. In addition, he has served as the Interim President and Chief Executive Officer of Wilson Sporting Goods Co. since September 1, 2025. From 2021 to 2023, Mr. Page was chief financial officer of Foot Locker, a retail footwear company. From 2019 to 2021, Mr. Page was chief accounting officer of Advance Auto Parts, an automobile parts retail company. From 2011 to 2019, Mr. Page served in multiple roles at Under Armour, an athletic apparel and footwear company, including corporate controller and chief accounting officer. Mr. Page served as a director and member of the audit committee of Kontoor Brands from 2022, as well as a member of its talent and compensation committee from 2023, until he resigned from that board effective June 2, 2025. Mr. Page is a Certified Public Accountant and has a bachelor’s degree in business administration in accounting from Eastern Kentucky University, and a master’s degree in business administration in international business from Georgetown University.
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
Wei Lin has served as a member of our board of directors since November 6, 2025. He currently serves as Vice President of ANTA Sports Products Limited, where he is responsible for post-investment management, including the development of governance frameworks and operating models to support integration, optimization, and long-term value creation across portfolio companies. He also oversees the ANTA Group’s sustainability and investor relations functions. Mr. Lin joined ANTA Sports in January 2025 from KPMG China, where he was a partner and member of the China firm’s board of directors and led the firm’s strategy practice in the Asia Pacific region and ESG practice in Chinese mainland and Hong Kong. Mr. Lin holds a bachelor’s degree in mathematics and history from Colgate University and has completed executive sustainability programs at the Cambridge Institute for Sustainability Leadership and NYU Stern School of Business. We believe Mr. Lin’s experience in investment, corporate governance, sustainability and investor relations makes him well qualified to serve as a director.
Dr. Bruno Sälzer has served as a member of our board of directors since our IPO. Dr. Sälzer is currently a member of the supervisory boards of the lifestyle brand Zino Davidoff, the fashion group Lacoste and the department store Ludwig Beck. He was a member of the supervisory board of the shoe retailer Deichmann from 2008 to 2025 and a board member of Amer Sports Corporation from 2008 to 2019. From 2014 to 2018 he was the Chairman and Chief Executive Officer of Bench Limited, a British streetwear company. Prior to that, he was the Chief Executive Officer and Vice-Chairman of the administrative board of the luxury women fashion brand Escada. From 1995 to 2008 he was a member of the Managing Board at Hugo Boss, a leading global premium fashion company. He was the Chairman and Chief Executive Officer at Hugo Boss from 2002 to 2008. Dr. Sälzer has a diploma in business administration and a doctorate in logistics from Mannheim University. We believe Dr. Sälzer’s experience in leading and advising companies in the global fashion industry make him well qualified to serve as a director.

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
Carrie Teffner has served as a member of our board of directors since our IPO. From 2019 to 2021, Ms. Teffner was the Interim Executive Chair of Ascena Retail Group, Inc., a multi-branded national specialty retailer offering apparel, footwear and accessories to women and girls. From 2015 to 2019, Ms. Teffner served as an executive at Crocs, Inc., a world leader in innovative casual footwear, initially as EVP and CFO from 2015 to 2018 and then as EVP Finance and Strategic Projects, as well as Interim CIO from 2018 to 2019. Prior to these roles, she served as EVP and CFO at PetSmart, Inc., EVP and CFO of Weber-Stephen Products, LLC, SVP and CFO of The Timberland Company. Ms. Teffner started her career with Sara Lee Corporation where she spent 21 years in a variety of financial roles, including Corporate Treasurer. Ms. Teffner has served on the board of directors of CB Marathon Holdings, LLC (REEF) since 2024, Personalized Beauty Discovery, Inc. (IPSY) since 2021, International Data Group, Inc. since 2021, and DXC Technologies since 2022. In addition to these roles, in 2015 she served as a director of Crocs, Inc., from 2018 through 2021 she served on the boards of directors of GameStop, Inc. and Ascena Retail Group, Inc., in 2023 she served as a director of Avaya Holdings Corp., and from 2023 to 2024 she served on the board of directors of Rite Aid Corporation. Ms. Teffner has a BSBA with a concentration in Accounting and an MBA from the University of Vermont where she has also served on the Grossman School of Business Board of Advisors since 2018. We believe Ms. Teffner’s experience in branded consumer goods combined with her financial experience make her well qualified to serve as a director.
Dennis J. (Chip) Wilson has served as a member of our board of directors since our IPO. Mr. Wilson is also a director of Low Tide Properties, Ltd., a Vancouver-based real estate investment and property management company, as well as the Wilson 5 Foundation, which is his family’s private philanthropic foundation. Mr. Wilson served on the board of FSHD Unlimited Coöpertie UA, a cooperative society under the laws of the Netherlands from 2017 to 2022. In 1998, Mr. Wilson founded lululemon athletica inc., a yoga-inspired technical apparel company, and from 1998 to 2015, Mr. Wilson served on the board, and acted as chairman of the board from 1998 through 2003. Mr. Wilson also served on the board of Westbeach Snowboard Ltd. from 1979 to 1997. Mr. Wilson has a bachelor’s degree in economics from the University of Calgary. We believe Mr. Wilson’s experience in the DTC global retail model and technical apparel industry make him well qualified to serve as a director.

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
For the year ended December 31, 2025, the aggregate compensation paid to the members of our board of directors and our executive officers for services in all capacities was $47.1 million, which includes both benefits paid in kind and compensation. For the year ended December 31, 2025, no options were granted to members of our board of directors and our executive officers, including under the 2019 or the 2023 ESOP (pre-IPO plans); the aggregate number of ordinary shares issuable upon vesting of restricted stock units and performance stock units granted to members of our board of directors and our executive officers was 341,448 with a weighted average fair value of $27.69 per share.
Non-Employee Director Compensation Program
Cash Compensation
Since the completion of our IPO, Bruno Sälzer, Trina Spear, Carrie Teffner and Stephen Yiu are compensated as follows. Each such independent non-employee director is entitled to receive an annual cash retainer at a rate of $100,000 for serving on our board of directors, and the lead director of our board of directors is entitled to receive an additional annual cash retainer at a rate of $40,000. The chairperson of the audit committee of our board of directors is entitled to an annual cash retainer at a rate of $25,000, and each other member of the audit committee is entitled to an annual cash retainer at a rate of $10,000. The chairperson of the compensation committee of our board of directors is entitled to an annual cash retainer at rate of $20,000. The chairperson of the nominating and corporate governance committee of our board of directors is entitled to an annual cash retainer at a rate of $15,000. All annual cash retainers are payable on a quarterly basis. Neither Frank Tang or Chip Wilson accept any compensation, including cash compensation, from the Company for their service as non-employee, independent directors.
Equity Compensation
Annual Grants. On the date of each annual general shareholders’ meeting, each of Bruno Sälzer, Trina Spear, Carrie Teffner and Stephen Yiu receive an RSU grant under the Omnibus Incentive Plan (as defined below) with a grant date fair market value of $175,000, provided that they continue serving as a non-employee director following the annual general shareholders’ meeting. These RSUs will vest upon the earlier of the one-year anniversary of the grant date and the next annual general shareholders’ meeting, subject to the non-employee director’s continuous service with us on such date. Neither Frank Tang or Chip Wilson accept any compensation, including equity compensation, from the Company for their service as non-employee, independent directors.

Share Ownership Guidelines
Share ownership guidelines apply to Bruno Sälzer, Trina Spear, Carrie Teffner and Stephen Yiu since the completion of our IPO to further align their interests with those of our shareholders. The guidelines require that these independent non-employee directors each hold a number of shares equal to three times their annual RSU grant, which requirement will need to be met within four years following appointment to our board of directors.
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
Our board of directors has discretion to make adjustments to the terms of options granted under the 2019 ESOP to address the requirements of applicable law, including applicable tax laws. Refer to Note 9. Share-Based Payments, to our consolidated financial statements included elsewhere in this Annual Report for additional information regarding modifications to the 2019 ESOP made prior to the vesting of the option awards, and in connection with our IPO.
Under the 2019 ESOP, options will be subject to any clawback or recoupment policies necessary to comply with Section 10D of the Exchange Act and any rules promulgated thereunder and any other regulatory regimes.
As of December 31, 2025, a total of 6,285,232 options to purchase ordinary shares are outstanding pursuant to the 2019 ESOP.
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
Our board of directors has discretion to make adjustments to the terms of options granted under the 2023 ESOP to address the requirements of applicable law, including applicable tax laws. Refer to Note 9. Share-Based Payments, to our consolidated financial statements included elsewhere in this Annual Report for additional information regarding modifications to the 2023 ESOP made prior to the vesting of the option awards, and in connection with our IPO.
As of December 31, 2025, a total of 2,589,762 options to purchase ordinary shares are outstanding pursuant to the 2023 ESOP.
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
Authorized Shares. The maximum number of Shares originally authorized for issuance upon the exercise of incentive share options under the Omnibus Incentive Plan is 39,159,968. As of December 31, 2025, the total number of Shares available for issuance upon the exercise of incentive share options under the Omnibus Incentive Plan is 36,745,289.
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
C. Board Practices
Board of Directors
Our board of directors is composed of eleven members. Our board of directors has determined that six of our eleven directors qualify as “independent” under the listing standards of the NYSE: Bruno Sälzer, Trina Spear, Frank K. Tang, Carrie Teffner, Chip Wilson, and Stephen Yiu.
Our board of directors is divided into three classes as described below. Pursuant to our second amended and restated memorandum and articles of association, our directors are appointed at the annual general meeting of shareholders for a period of three years, with each director serving until the third annual general meeting of shareholders following their election (except that the initial Class I and Class II directors served or will serve until the first annual general meeting or second annual general meeting of shareholders, respectively). Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual general meeting of shareholders in the year of such expiration.
Shizhong Ding, Dennis Tao, Carrie Teffner and Trina Spear initially served as Class I directors for a term expiring in 2025. In May 2025 they were each re-elected as a Class I director for a term expiring in 2028. James Zheng, Stephen Yiu, Chip Wilson and Bruno Sälzer initially serve as Class II directors for a term expiring in 2026. Mingwei Bi, Ling Xiong and Frank K. Tang initially serve as Class III directors for a term expiring in 2027. Ling Xiong resigned from the board of directors, and Wei Lin was elected as a Class III director for a term expiring in 2027, effective as of November 6, 2025. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.
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

Board Leadership Structure
Our corporate governance guidelines provide that our board of directors may determine from time to time the most effective leadership structure for the Company. Our corporate governance guidelines also provide that if the chair of the board of directors is not independent, our board of directors shall annually appoint a lead independent director. Our board of directors has appointed Dr. Sälzer to serve as our lead independent director.
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
Nominating and Corporate Governance Committee
The nominating and corporate governance committee, which consists of Bruno Sälzer, Shizhong Ding and Wei Lin assists the board in identifying prospective director nominees and recommending nominees to the board, setting compensation for directors, overseeing the evaluation of the board and management including recommendations as to independence and committee composition, reviewing developments in corporate governance practices and developing and recommending corporate governance guidelines, and overseeing sustainability initiatives. Ling Xiong served on this committee until November 6, 2025 when she resigned from the board of directors, at which point Wei Lin was elected to this committee. Shizhong Ding serves as the chair of our nominating and governance committee.
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
D. Employees
As of December 31, 2025, we employed nearly 15,400 people across approximately 496 locations and in 40 countries across our three segments. Of our employees, approximately 5,400 full-time employees were based in the Americas, approximately 5,200 full-time employees were based in EMEA, approximately 1,400 full-time employees were based in Greater China and approximately 1,100 full-time employees were based either in Asia Pacific or in other locations.
Of our employees, approximately 4,000 are employed in owned retail stores, approximately 3,900 are employed in manufacturing and warehousing operations, and approximately 7,500 are office based personnel across selling, general, and administrative functions. In peak seasons, our supply chain operations employ approximately 300 additional contract workers.
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
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table presents information relating to the beneficial ownership of our ordinary shares as of February 20, 2026 by:
•each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;
•each of our executive officers and directors and persons nominated to serve in such positions; and
•all executive officers and directors and persons nominated to serve in such positions as a group.

The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any such ordinary shares that the individual has the right to acquire within 60 days of February 20, 2026 through the exercise of any option or other right. Ordinary shares that a person has the right to acquire within 60 days of February 20, 2026 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person based on information provided to us by such person.
None of our major shareholders have voting rights that are different from those of any other shareholder. Unless otherwise indicated below, the business address for each beneficial owner is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.
As of February 20, 2026, we estimate that we had four holders of record of our ordinary shares in the United States, representing approximately 32% of our outstanding ordinary shares. Since some of the shares are held by nominees, the number of shareholders may not be representative of the number of beneficial owners.

Shares Beneficially Owned
Shareholder	Ordinary Shares	%
5% or Greater Shareholders:
ANTA Sports Products Limited (1)	232,328,780	41.7
Anamered Investments Inc. (2)	99,962,978	17.9
FountainVest Partners (3)	34,099,348	6.1
Tencent Holdings Limited (4)	31,588,292	5.7
Executive Officers and Directors:
Jie (James) Zheng	*	*
Andrew E. Page	*	*
Wen-Chang (Victor) Chen	*	*
Stuart C. Haselden	*	*
Jutta Karlsson	*	*
Mingwei Bi	—	—
Shizhong Ding	*	*
Wei Lin	*	*
Bruno Sälzer	*	*
Catherine (Trina) Spear	*	*
Frank K. Tang	—	—
Tak Yan (Dennis) Tao	—	—
Carrie Teffner	*	*
Dennis J. (Chip) Wilson (3)	99,962,978	17.9
Kin Wah Stephen Yiu	*	*
All directors and executive officers as a group (15 persons)	108,449,495	19.4
____________________________________________
*Represents beneficial ownership of less than 1%.

(1)The information in the table above is based solely on information contained in this shareholder’s Schedule 13D under the Exchange Act filed by such shareholder with the SEC on December 10, 2024. ANTA Sports Products Limited is the record holder of 232,328,780 ordinary shares, which consist of (i) 218,915,443 ordinary shares held by ANLLIAN Sports Products Limited and (ii) 13,413,337 ordinary shares held by ANLLIAN HOLDCO (BVI) LIMITED, each a limited liability company incorporated in the British Virgin Islands. ANLLIAN Sports Products Limited is wholly owned by ANTA Sports Products Limited, a limited liability company incorporated in the Cayman Islands, while ANLLIAN HOLDCO (BVI) LIMITED is controlled by ANLLIAN Holdings Limited, a limited liability company incorporated in the British Virgin Islands, which in turn is wholly owned by ANTA Sports Products Limited. ANTA Sports Products Limited is a company listed on the Hong Kong Stock Exchange. The registered address of ANTA Sports Products Limited is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.
(2)The information in the table above is based solely on information contained in this shareholder’s amended Schedule 13D under the Exchange Act filed by such shareholder with the SEC on August 26, 2025. Anamered Investments Inc. is the record holder of 75,039,902 ordinary shares and IVIVA Holdings Ltd. is the record holder of 24,923,076 ordinary shares. IVIVA Holdings Ltd. is wholly-owned by its sole shareholder LIPO Investments (USA) Inc., a British Columbia corporation. Anamered Investments Inc. is wholly owned, and LIPO Investments (USA) Inc. is directly and indirectly owned, by Five Boys Investments ULC, which is in turn wholly owned by Dennis J. Wilson and he exercises sole voting and investment power with respect to all ordinary shares beneficially owned by that entity. The registered address of Anamered Investments Inc. is 600-21 Water Street, Vancouver, BC V6B 1A1

(3)The information in the table above is based solely on information contained in this shareholder’s Schedule 13D under the Exchange Act filed by such shareholder with the SEC on June 2, 2025. FountainVest Partners is the record holder of 34,099,348 ordinary shares, which consist of (i) 26,407,041 ordinary shares held by Baseball Investment Limited and (ii) 7,692,307 ordinary shares held by Baseball Investment II Limited. Baseball Investment Limited is a company incorporated in the Cayman Islands. Baseball Investment II Limited is a company incorporated in the British Virgin Islands. Baseball Investment Limited is wholly owned by FV Mascot TopCo Partners, L.P., which is controlled and managed by FV Mascot Partners GP Ltd. FV Mascot Partners GP Ltd. is controlled by its sole shareholder, FountainVest China Capital Partners GP3 Ltd. Baseball Investment II Limited is wholly owned by Baseball Topco Investment Ltd., which in turn is wholly owned by FountainVest China Capital Partners Fund III, L.P., FountainVest China Capital Parallel Fund III, L.P. and FountainVest China Capital Parallel-A Fund III, L.P. (collectively, the “FountainVest Funds”). Each of the FountainVest Funds is controlled and managed by its general partner FountainVest China Capital Partners GP3 Ltd. The registered address of FountainVest China Capital Partners GP3 Ltd. is the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands.
(4)The information in the table above is based solely on information contained in this shareholder’s Schedule 13D under the Exchange Act filed by such shareholder with the SEC on February 9, 2024.Tencent Holdings Limited is the record holder of 31,588,292 ordinary shares, which consist of (i) 21,588,293 ordinary shares held by Mount Jiuhua Investment Limited, (ii) 3,846,153 ordinary shares held by Bright Adventure Holding Limited and (iii) 6,153,846 ordinary shares held by Huang River Investment Limited. Mount Jiuhua Investment Limited and Huang River Investment Limited are limited liability companies organized in the British Virgin Islands. Bright Adventure Holding Limited is a limited liability company organized in the Cayman Islands. Mount Jiuhua Investment Limited and Huang River Investment Limited are wholly owned by Tencent Holdings Limited, and Bright Adventure Holding Limited is controlled by Tencent Holdings Limited. Tencent Holdings Limited is a company listed on the Hong Kong Stock Exchange. The principal place of business of Tencent Holdings Limited is 29/F, Three Pacific Place No. 1, Queen’s Road East, Wanchai, Hong Kong.
B. Related Party Transactions
The following is a description of certain related party transactions we have entered into since January 1, 2025 with any of our executive officers, directors or their affiliates and holders of more than 5% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements which are described under “Item 6. Directors, Senior Management and Employees—B. Compensation—Compensation of Directors and Executive Officers” and “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plans” included as part of this Annual Report.

Transactions with ANTA Sports
We have certain arrangements with ANTA Sports for the procurement and sourcing of products and services, sharing of certain middle to back-office services, retail platform related transactions and licensing.
For the year ended December 31, 2025, the Company entered into:
(i) purchase transactions from ANTA Sports of $52.2 million for (a) procurement and sourcing of products (including apparel, footwear, accessories and sample materials), (b) back-office shared services in China, including information technology services, intellectual property protection and enforcement support, logistics, and administrative services, and office and store leasing arrangement, (c) design services, (d) warehousing and logistics, and (e) retail distribution and retail store management services, including store personnel; and
(ii) sales transaction to ANTA Sports for procurement and sourcing of products (including apparel, footwear, accessories and sample materials) of an aggregate of $41.1 million.
These transactions with ANTA Sports are pursuant to the ANTA Sports agreements and arrangements described below.
Master Distributor Agreements
On November 28, 2023, our wholly owned subsidiary Amer Sports Malaysia SDN BHD (“Amer Sports Malaysia”) entered into a master distributor agreement related to Wilson products (the “Wilson Distributor Agreement”) and a master distributor agreement related to Salomon products (the “Salomon Distributor Agreement” and collectively, the “Master Distributor Agreements”) with Avid Sports Singapore Pte. Ltd. (“Avid Sports”), a subsidiary of ANTA Sports, pursuant to which Avid Sports (1) will act as the exclusive distributor of certain of our Wilson and Salomon branded products in Malaysia, Philippines, Singapore, Indonesia, Thailand, Vietnam, India, Sri Lanka, Cambodia, Brunei, Nepal, Bangladesh, Laos, Myanmar and Maldives and (2) agrees not promote, sell or offer for sale any goods that compete with such products without Amer Sports Malaysia’s written consent, subject to certain limited exceptions. Pursuant to the Master Distributor Agreements, distribution orders are placed on a purchase order basis, subject to certain minimum volume commitments, at a price equal to the sales price of such products to independent third-party distributors less any distributor’s discount in the applicable region under a cap. Avid Sports may also be entitled to certain rebates from the Company from time to time in accordance with the terms of the Master Distributor Agreements. The Master Distributor Agreements became effective on January 1, 2024 and expire on December 31, 2026, subject to automatic renewal for two-year terms unless earlier terminated by either party.
Master Business Services Agreement
On February 5, 2024, we entered into a master business services agreement (“BSA”) with ANTA Sports. This agreement provides a framework for our ongoing relationship with ANTA Sports regarding the provision of certain administrative services, as well as certain procurement, licensing and distributorship arrangements, each in a manner and scope generally consistent with the arrangements between us and ANTA Sports prior to our IPO.
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
•ANTA Sports is also entitled to certain rebates for each year of any arrangement entered into in accordance with the BSA, where such rebate is determined by the following formula: (Y - X) × Z, where X is equal to an agreed-upon percentage of the recommended retail prices of the products during the fiscal year ended December 31, 2025; Y is equal to the total purchases of the relevant product by ANTA Sports as distributor for the relevant year; and Z is equal to an agreed-upon percentage that is to be determined by us and ANTA Sports based on an arms’ length negotiation. The BSA and the arrangements entered into thereunder will terminate upon the earlier of the first date that (i) ANTA Sports is no longer a related party of the Company and (ii) such transactions are no longer considered related party transactions under our related party transactions policy and under the laws of the Cayman Islands, unless earlier terminated by both parties in writing.
Design services
On August 26, 2025, Amer Sports (Shanghai) Trading Ltd., our wholly owned subsidiary, transferred a one-year agreement, dated as of February 6, 2025, from IBIC International Brand Management (Beijing) Co., Ltd. to Pipa International Business Management (Xiamen) Co., Ltd, an affiliate of ANTA Sports, covering design services for certain apparel and footwear. The contract value was approximately $0.5 million and terminated on February 5, 2026.

Warehousing and Logistics
On December 12, 2025, Amer Sports (Shanghai) Trading Ltd. and Amer Sports Shanghai Commercial Limited, our wholly owned subsidiaries, entered into a warehousing and logistics agreement with Fujian ANTA Logistics Information Technology Co., Ltd, a subsidiary of ANTA Sports, pursuant to which our warehousing and logistics operations in China will be operated by ANTA Sports’ warehousing and logistics network. This agreement is effective starting on January 1, 2026 and expires on December 31, 2030, subject to an optional renewal for a further five years, unless earlier terminated by either party. The estimated contract value is approximately $147.0 million over five years and is dependent on usage of services with no minimum commitment. The agreed pricing is subject to review every two years. Either party may terminate the agreement without liability by providing 180 days prior written notice.
Retail Distribution and Store Management
On December 10, 2025, Amer Sports HK Limited, our wholly owned subsidiary, entered into a three-year agreement with Avid Sports, a subsidiary of ANTA Sports, pursuant to which Avid Sports will serve as the operator of, and retail distributor for an Arc’teryx store in Singapore and will bear the associated operating costs. Avid Sports will purchase products from the Company at a discount to retail prices, and may sell such products solely through this store. The estimated contract value is approximately $7.6 million over three years and is dependent on services provided and products distributed with no minimum commitment. Either party may terminate the agreement without liability by providing six months prior written notice.

On December 18, 2025, Amer Sports (Shanghai) Trading Ltd., our wholly owned subsidiary, entered into an agreement with Quanzhou Qunli E-Commerce Co., LTD. (“Quanzhou Qunli”), a wholly owned subsidiary of ANTA Sports, pursuant to which Quanzhou Qunli will provide store management services, including but not limited to retail store personnel, for an Arc’teryx store in China for a fee of approximately $0.8 million over the two-year agreement.
Transaction with Low Tide Properties Ltd.
On March 1, 2023, Peak Performance Canada Inc., our wholly owned subsidiary, entered into an agreement to rent 1,889 square feet of retail store space in Vancouver, British Columbia at a rate of approximately $20,000 per month from Low Tide Properties Ltd. Chip Wilson, one of our directors, controls Low Tide Properties Ltd. The initial term of the lease commenced on October 1, 2023 and expires on January 31, 2029, with a right to extend for an additional five years.

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
Dividends and Dividend Policy
We have never declared nor paid any cash dividends on our ordinary shares. Our second amended and restated memorandum and articles of association permits us to pay dividends. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business, and we do not anticipate paying any cash dividends but our board of directors may choose to do so at any point if it is in the best interests of the Company and our shareholders. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors subject to applicable laws, and will depend on then-existing conditions, including our financial condition, results of operation, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. Our Senior Secured Credit Facilities and our Indenture (as defined herein) restrict our ability to make distributions, including dividends, subject to certain exceptions.
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
As of December 31, 2025, we had issued and outstanding 557,667,387 ordinary shares, par value EUR 0.0300580119630888 per ordinary share.
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
Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our second amended and restated memorandum and articles of association have provisions that provide our register of shareholders be opened to inspection for such times and on such days as our board of directors shall determine without charge by our shareholders, or by any other person subject to a nominal charge or such other sum specified by our board of directors, and to receive our annual audited financial statements.
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
The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected, the offeror may, within a two-month period after the approval by said holders, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

Shareholder action by written consent
A Delaware corporation may, in its certificate of incorporation, eliminate the right of stockholders to act by written consent.	Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and our second amended and restated memorandum and articles of association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our second amended and restated memorandum and articles of association and may not be taken by written consent of the shareholders without a meeting.

DELAWARE CORPORATE LAW	CAYMAN ISLANDS CORPORATE LAW
Shareholder proposals
A stockholder of a Delaware corporation has the right to put any proposal before the annual meeting of stockholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but stockholders may be precluded from calling special meetings.	The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s memorandum and articles of association. Our second amended and restated memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our Company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. Under our second amended and restated memorandum and articles of association, proposals of business to be considered or voted on by our shareholders at a general meeting may be submitted only (i) by or under the direction of our board of directors or a duly authorized committee thereof or (ii) by any one or more shareholders holding not less than one-third of all votes attached to the total issued and paid up share capital of our company.

Cumulative voting
Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation provides for it.	There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our second amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors
A Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	Under our second amended and restated memorandum and articles of association, subject to certain restrictions as contained therein, directors may only be removed with cause in the manner as specified in our second amended and restated memorandum and articles of association. Under our second amended and restated memorandum and articles of association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) cease to be a director or is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our second amended and restated memorandum and articles of association.

DELAWARE CORPORATE LAW	CAYMAN ISLANDS CORPORATE LAW
Transactions with interested shareholders
The Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in certain business combinations with an “interested stockholder” for three years following the date that such person becomes an interested stockholder. An interested stockholder generally is a person or group who or which owns or owned 15.0% or more of the corporation’s outstanding voting shares within the past three years.	Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors owe duties to ensure that these transactions are entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up
Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by stockholder holding 100.0% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.	Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company resolves by ordinary resolution that it be wound up because it is unable to pay its debts. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of rights of shares
A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.	Under our second amended and restated articles of association, if the share capital is divided into more than one class of shares, the rights attached to any class may only be varied with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of governing documents
A Delaware corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	Under Cayman Islands law, our second amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Inspection of books and records
Stockholders of a Delaware corporation, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to obtain copies of list(s) of stockholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our second amended and restated memorandum and articles of association have provisions that provide our register of shareholders be opened to inspection for such times and on such days as our board of directors shall determine without charge by our shareholders, or by any other person subject to a nominal charge or such other sum specified by our board of directors, and to receive our annual audited financial statements.

DELAWARE CORPORATE LAW	CAYMAN ISLANDS CORPORATE LAW
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
Pursuant to Section 6 of the Tax Concessions Law of the Cayman Islands, the Company has obtained an undertaking from the Governor-in-Cabinet:
(1)that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and
(2)that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on or in respect of the shares, debentures or other obligations of the Company or by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Law.
The undertaking for the Company is valid for a period of twenty years from January 13, 2020.
Material U.S. Federal Income Tax Considerations for U.S. Holders
The following section is a description of the material U.S. federal income tax consequences to U.S. Holders, as defined below, of owning and disposing of ordinary shares. It does not set forth all tax considerations that may be relevant to a particular person’s decision to acquire ordinary shares.
This section applies only to a U.S. Holder that holds ordinary shares as capital assets for U.S. federal income tax purposes. This section does not include a description of the state, local or non-U.S. tax consequences that may be relevant to U.S. Holders, nor does it address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. In addition, it does not set forth all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including any minimum tax consequences, rules conforming the timing of income accruals with respect to the ordinary shares to financial statements under Section 451(b) of the Code, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:
•certain financial institutions;
•dealers or traders in securities who use a mark-to-market method of tax accounting;
•persons holding ordinary shares as part of a straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the ordinary shares;
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
Taxation of Distributions
We do not currently expect to make distributions on our ordinary shares. In the event that we do make distributions of cash or other property, subject to the passive foreign investment company rules described below, distributions paid on ordinary shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of a U.S. Holder’s tax basis in the ordinary shares, and then, to the extent such excess amount exceeds such holder’s tax basis in the ordinary shares, as capital gain. However, we currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.
Subject to certain holding-period requirements, for so long as our ordinary shares are listed on the NYSE or another established securities market in the United States, dividends paid to certain non-corporate U.S. Holders will generally be eligible for taxation as “qualified dividend income,” which is currently taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holders. However, such long-term capital gain rate would not be applicable if we are treated as a passive foreign investment company in respect of the relevant U.S. Holder for the taxable year in which dividends are paid or the immediately preceding taxable year. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

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
Based on our current operations and the composition of our income and assets, we believe we were not a PFIC for our 2025 taxable year. However, the determination of whether we are a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear, and whether we were a PFIC in 2025 is uncertain in several respects. Moreover, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ordinary shares, which may fluctuate substantially over time). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds ordinary shares, we would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a valid deemed sale election under the applicable Treasury regulations with respect to its ordinary shares.
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
In addition, if a company that is a PFIC provides certain information to U.S. investors, a U.S. investor can then avoid certain adverse tax consequences described above by making a “qualified electing fund” election, or QEF Election, to be taxed currently on its pro rata share of the PFIC’s ordinary income and net capital gains. However, because we do not intend to provide the information necessary for a U.S. Holder to make a QEF Election, such election will not be available to U.S. Holders.
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
Notwithstanding the existence of the material weakness as described below, we believe that the consolidated financial statements in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows as of the dates, and for the periods presented, in conformity with IFRS Accounting Standards.
B. Management’s Annual Report on Internal Control Over Financial Reporting
Management of the Company, under the supervision of the board of directors, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS Accounting Standards and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

With the participation of the Chief Executive Officer and the Chief Financial Officer and under the oversight of our Board of Directors, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the guidelines established in the Internal Control—Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2025, because of the material weakness described below.
Information technology general controls (“ITGCs”) including segregation of duties, user access, and change management within IT systems that support the Company’s financial reporting process, were not designed, implemented and operating effectively. Automated process-level controls and manual controls dependent upon the accuracy and completeness of information derived from information technology systems were also rendered ineffective because they are affected by the ITGC deficiencies.
Consistent and proper application of accounting processes, procedures, and controls relating to manual journal entries and account reconciliations, including defined review and supervision roles, were not designed, implemented and operating effectively.
These deficiencies were primarily due to management’s failure to sufficiently design controls responsive to risks, attract and retain competent individuals to meet control objectives, and consistently enforce accountability for internal control responsibilities.
There were no material misstatements identified as a result of these control deficiencies. However, because there is a reasonable possibility that material misstatement of the consolidated financial statements would not be prevented or detected on a timely basis, we concluded the deficiencies represent a material weakness in our internal control over financial reporting and our internal control over financial reporting was not effective as of December 31, 2025.
Our independent registered public accounting firm, KPMG LLP, who audited the consolidated financial statements included in this Annual Report on Form 20-F, issued an adverse opinion on the effectiveness of the Company’s internal control over financial reporting. KPMG LLP’s report appears on page F-2 of this Annual Report.
C. Report of Independent Registered Public Accounting Firm
Refer to the report of KPMG LLP, an independent registered public accounting firm, on page F-2 of this Annual Report.
D. Changes in Internal Control over Financial Reporting
There have been no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during our fourth quarter of 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
E. Management’s Remediation Progress and Plans
We continue to implement remediation plans for the aforementioned material weakness in internal control over financial reporting, including:
•Reviewing and refining system user access and authorization for key transactions to align with individual roles and responsibilities, with appropriate consideration of segregation of duties.
•Establishing and operating control procedures requiring regular review and recertification of user access rights, including privileged and administrative access.
•Deploying and expanding the use of the Governance, Risk and Compliance (“GRC”) platform globally to support ITGC control design, execution, and monitoring.
•Providing ongoing training to applicable personnel regarding the design and execution of internal controls over financial reporting, including information technology general controls.

•Executing a redesign of the financial close process and controls, including enhanced review and reconciliation controls, and formalization of accounting policies and procedures to improve completeness and accuracy of financial reporting.
•Strengthening control governance and monitoring, enhanced review precision and evidence requirements, improved documentation of source-data completeness and accuracy, and targeted training across key accounting and financial reporting roles.
•Building technical accounting and internal control capability and accountability through targeted hiring, development, and ongoing assessment of resource needs.
While management has made progress towards the remediation of the material weakness through the design and implementation of certain business process controls and information technology general controls which would mitigate significant financial risk, we will not be able to conclude that we have remediated the material weakness until the applicable remedial measures are fully implemented and operate for a sufficient period of time and management has concluded, through formal testing, that all of the remediated controls are operating effectively. Management will continue to monitor the design and effectiveness of these controls and make any further changes deemed appropriate.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the amount of fees, by type of service category, incurred by KPMG LLP during fiscal 2025 and KPMG AB during fiscal 2024.

	For the year ended December 31,
In millions	2025	2024
Audit fees (1)	$8.1	$7.1
Audit-related fees (2)	0.5	—
Tax fees (3)	0.2	0.4
All other fees (4)	—	—
Total	$8.8	$7.5

____________________________________________
(1)Audit fees are for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements or services normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. It includes the audit of our financial statements and internal control over financial reporting, and other services that generally only the independent accountant reasonably can provide, such as comfort letters, statutory audits, interim reviews, consents and assistance with and review of documents filed with the SEC.
(2)Audit-related fees are for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not reported under the previous category. These services would include, among others: accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.
(3)Tax fees are fees billed for professional services for tax compliance, tax advice and tax planning.
(4)All other fees are fees for non-audit services rendered which were not listed above. There were no other fees for the years ended December 31, 2025, or 2024.
Audit Committee Pre-Approval Policies and Procedures
In accordance with the requirements of the U.S. Sarbanes-Oxley Act and rules issued by the SEC, our audit committee reviews and pre-approves all audit services and permissible non-audit services provided to us that are performed by KPMG LLP and its member firms, other than de minimis non-audit services which are approved by the audit committee prior to the completion of the audit.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
During the year ended December 31, 2025, no purchases of our equity securities were made by or on behalf of Amer Sports, Inc. or any affiliated purchaser.
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
During the year ended December 31, 2025, certain of our officers adopted or terminated Rule 10b5-1 trading arrangements as follows:
On December 11, 2024, Andrew E. Page, our Chief Financial Officer, Interim President and CEO of Wilson, adopted a trading plan that was intended to satisfy the conditions under Rule 10b5-1(c) of the Exchange Act. Mr. Page’s trading plan was for the sale of up to 163,207 ordinary shares that may be issued upon the exercise of options granted under the Company’s equity incentive plans in amounts and prices determined in accordance with a schedule set forth in the plan. The plan, which was to terminate on the earlier of the date all ordinary shares under the plan were sold or March 31, 2025, terminated on March 13, 2025.
On December 12, 2024, Jutta Karlsson, our General Counsel, adopted a trading plan that was intended to satisfy the conditions under Rule 10b5-1(c) of the Exchange Act. Ms. Karlsson’s trading plan was for the sale of up to 83,028 ordinary shares that may be issued upon the exercise of options granted under the Company’s equity incentive plans in amounts and prices determined in accordance with a schedule set forth in the plan. The plan, which was to terminate on the earlier of the date all shares under the plan were sold or January 3, 2026, terminated on March 14, 2025.

ITEM 16K. CYBERSECURITY
Cybersecurity Risk Management and Strategy
Cybersecurity risk management is an integral part of our overall enterprise risk program. We maintain a risk-based approach, designed to align our practices with recognized industry standards and applicable regulatory requirements. We operate and continue to mature an Information Security Management System (“ISMS”) aligned with recognized governance frameworks (including ISO/IEC 27001, the NIST Cybersecurity Framework, and the CIS Critical Security Controls). Our ISMS governance system provides a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of services provided by third-party service providers, and facilitates cross-functional coordination in the event of such threats or incidents. We leverage this framework together with information collected from external and internal assessments to develop our cybersecurity policies and procedures, such as our acceptable use policy, our vulnerability management policy, our identity and access control policy and our cybersecurity risk management policy, among others. We have also implemented documented incident response processes designed to detect, analyze, and respond to cybersecurity threats and incidents. These processes include steps for assessing the severity of the threat or incident, identifying the source of the threat or incident, including whether it is associated with a third-party service provider, initiating cybersecurity countermeasures and mitigation strategies, as well as informing management and our board of directors of material cybersecurity threats and incidents.
We conduct regular risk assessments to identify and prioritize cybersecurity risks. These assessments involve evaluating potential threats, vulnerabilities, and potential impacts on our systems, data, and operations. We have implemented a range of technical and operational controls, including perimeter protection, endpoint detection and response, industry-standard encryption, access controls, reliable data backups and security monitoring tools. These controls are designed to protect our systems, data and operations from cybersecurity threats and incidents. To assess the effectiveness of our security measures, we conduct periodic independent testing, including penetration testing, tabletop exercises, and control validations. These exercises are intended to simulate realistic attack scenarios and validate our detection and response capabilities. We review the results of risk assessments to prioritize identified vulnerabilities based on their severity and potential impact. The findings are documented, and a remediation plan with ownership, target timelines, and service‑level objectives is established and tracked.
We conduct security awareness and training programs for our employees and contingent workforce and relevant third-party personnel. These programs cover topics such as phishing, social engineering, password hygiene, and data protection to support understanding of roles and responsibilities in maintaining the security of our systems, data, and operations. Additionally, specific security awareness trainings are conducted for employees working in our IT development & operations departments. Although we employ vendor due diligence and onboarding procedures, our ability to monitor the cybersecurity practices of our vendors is limited, residual risk remains that a compromise or failure in information systems, software, networks, or other assets owned or controlled by our vendors could materially affect us despite our controls and contractual requirements. We incorporate third‑party risk management into our enterprise risk processes, including risk‑based segmentation, contractual security obligations, and assessments proportionate to vendor criticality.
In 2025, we did not identify any cybersecurity threats or incidents that have materially affected or that we believe are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, and we may not be able to detect all incidents or prevent the occurrence or impact of future incidents. For more information about these risks, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Intellectual Property and Information Technology—A security breach or other disruption to our IT Systems could result in the loss, theft, misuse, unauthorized disclosure, or unauthorized access of wholesale partner, consumer, supplier, or sensitive company information or could disrupt our operations, which could damage our relationships with wholesale partners, consumers, suppliers or employees, expose us to litigation or regulatory proceedings, or harm our reputation, any of which could materially adversely affect our business, financial condition or results of operations” in this Annual Report.
Cybersecurity Governance
Our board of directors oversees risk management, ensuring that management has processes in place designed to identify, evaluate and address cybersecurity risks and mitigate cybersecurity incidents. Cybersecurity risk is integrated into our enterprise risk management framework and is considered alongside strategic, operational, financial, compliance, and third‑party risks.

Management is tasked with identifying and assessing material cybersecurity risks on an ongoing basis, establishing monitoring processes, implementing mitigation measures, and maintaining cybersecurity programs. We maintain a dedicated Information Security function led by the Vice President, Cybersecurity Risk Management and Strategy (VP CSRM). The VP CSRM is supported by a team of experienced information security professionals and information security managers specializing in network security, application security, data protection, and incident response.
The VP CSRM is responsible for the prevention, detection, mitigation, and remediation of cybersecurity threats and incidents. The VP CSRM has extensive experience in information security and has developed and implemented strategies and programs to enhance the Company’s resilience against evolving cyber threats.
The VP CSRM reports to the Chief Digital and Information Officer (CDIO), who has extensive leadership experience across digital transformation, enterprise IT, and cybersecurity governance. Over this period, the CDIO has led global digital strategy and data platforms, directed large‑scale technology modernization, and overseen risk, compliance, and business continuity programs in complex, multi‑brand environments.
Our Cybersecurity function continues to invest in ongoing education, skills development, external threat intelligence, and independent assessments to ensure our defenses evolve in line with the threat landscape. We also leverage external threat intelligence and independent assessments to inform program improvements.
We have a structured process for informing management and the board of directors about cybersecurity threats, prevention strategies, detection mechanisms, mitigation efforts, and remediation actions. This process is designed to align with regulatory requirements, industry best practices, and our risk management framework. Cybersecurity risk is included as a standing agenda item in quarterly meetings of the Company’s internal risk committee. Our audit committee is briefed on cybersecurity matters, including updates to our cybersecurity programs and mitigation strategies for the main cybersecurity risks, at least annually.
Additionally, the VP CSRM reports regularly to the CDIO and senior leadership on the cybersecurity posture, key initiatives, outcomes of risk assessments, and ongoing risk mitigation efforts. Material cybersecurity incidents, if any, and significant program changes are escalated to the board of directors and/or the Company’s internal risk committee, consistent with our disclosure controls and procedures.

PART III
ITEM 17. FINANCIAL STATEMENTS
We have elected to provide financial statements and related information pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements and the related notes required by Item 18 are included in this Annual Report, beginning on page F-1. The report of KPMG LLP, the Company’s independent registered accounting firm with respect to the referenced financial statements is included on page F-2.
ITEM 19. EXHIBITS

Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
2.1*	Description of Securities	Form 20-F	001-41943	2.1	March 18, 2024
3.1*	Second Amended and Restated Memorandum and Articles of Association.	Form 20-F	001-41943	3.1	March 18, 2024
8.1**	List of Subsidiaries.
10.1*	Business Cooperation Agreement, dated as of February 5, 2024, between ANTA Sports Products Limited and Amer Sports, Inc.	Form 20-F	001-41943	10.1	March 18, 2024
10.2*†	Board Nomination Agreement, dated as of February 5, 2024, between Amer Sports, Inc. and Anamered Investments Inc.	Form 20-F	001-41943	10.2	March 18, 2024
10.3*	Form of Indemnification Agreement.	Form F-1	333-276370	10.3	January 4, 2024
10.4*†	Registration Rights Agreement.	Form 20-F	001-41943	10.4	March 18, 2024
10.5*†	Master Business Services Agreement, dated as of February 5, 2024, between ANTA Sports Products Limited and Amer Sports, Inc.	Form 20-F	001-41943	10.5	March 18, 2024
10.6*	Amer Sports, Inc. 2019 Stock Option Plan Rules.	Form F-1	333-276370	10.7	January 4, 2024
10.7*	Amer Sports, Inc. 2023 Stock Option Plan Rules.	Form F-1	333-276370	10.8	January 4, 2024
10.8*	Amer Sports, Inc. 2024 Omnibus Incentive Plan.	Form S-8	333-276801	99.1	February 1, 2024
10.9*	Amer Sports, Inc. 2025 Employee Share Purchase Plan	Form S-8	333-291632	99.1	November 18, 2025
10.10*†	Form of Master Distributor Agreement between Amer Sports Malaysia SDN BHD and Avid Sports Singapore Pte. Ltd.	Form F-1	333-276370	10.16	January 4, 2024
10.11*†	Senior Secured Credit Agreement, dated as of February 16, 2024, between Amer Sports, Inc. as Parent Guarantor, Amer Sports Corporation, Amer Sports Company, Amer Sports Canada Inc., Amernet Holding Sverige AB and Amer Sports Holding GmbH as Borrowers, J.P. Morgan Chase Bank, N.A. as Administrative Agent, J.P. Morgan SE as Swingline Lender and Wilmington Trust (London) Limited as Collateral Agent.	Form 20-F	001-41943	10.17	March 18, 2024

Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
10.12*†	Indenture, dated as of February 16, 2024, between Amer Sports Company as the Issuer, The Bank of New York Mellon as Trustee and Wilmington Trust (London) Limited as Notes Collateral Agent.	Form 20-F	001-41943	10.18	March 18, 2024
10.13**	First Supplemental Indenture, dated as of June 14, 2024, by and among Amer Sports Company as the Issuer, The Bank of New York Mellon as Trustee and the guarantors party thereto.
11.1**	Insider Trading Policy
12.1**	Certification of Jie (James) Zheng, Chief Executive Officer of Amer Sports, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2**	Certification of Andrew E. Page, Chief Financial Officer of Amer Sports, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of Chief Executive Officer of Amer Sports, Inc., pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification of Chief Financial Officer of Amer Sports, Inc., pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1**	Consent of KPMG LLP
15.2**	Consent of KPMG AB
97*	Executive Compensation Recoupment Policy.	Form 20-F	001-41943	97	March 18, 2024
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).
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

Amer Sports, Inc.
Dated:	February 25, 2026	By:	/s/ Jie (James) Zheng
Name: Jie (James) Zheng
Title: Chief Executive Officer and Director

By:	/s/ Andrew E. Page
Name: Andrew E. Page
Title: Chief Financial Officer, Interim President & CEO of Wilson

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Financial Statements for the Years Ended December 31, 2025, December 31, 2024, and December 31, 2023 and as of December 31, 2025 and December 31, 2024 —Amer Sports, Inc.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Amer Sports, Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statement of financial position of Amer Sports, Inc. and subsidiaries (the Company) as of December 31, 2025, the related consolidated statements of income and loss and other comprehensive income and loss, changes in shareholders’ equity, and cash flows for the year then ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and its financial performance and its cash flows for the year then ended December 31, 2025, in conformity with International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 25, 2026 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
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

Valuation of goodwill and trademarks for the Winter Sports Equipment, Peak Performance and Ball & Racquet Sports cash generating units
As discussed in Notes 2 and 8 to the consolidated financial statements, the Company tests the indefinite-lived intangible assets, including goodwill and trademarks, of each cash generating unit annually at the beginning of the fourth quarter of each fiscal year, or more frequently if impairment indicators arise. Each cash generating units’ carrying amount is compared to its estimated recoverable amount, which is the greater of its value in use and fair value less costs of disposal, and was determined using income and market approaches. An impairment loss is recognized if the carrying amount of the cash generating unit exceeds its estimated recoverable amount, and this loss is allocated first to the goodwill attributable to the cash generating unit, and then to the other assets of the cash generating unit on a pro rata basis. The total amount of goodwill and trademarks for the Winter Sports Equipment, Peak Performance and Ball & Racquet Sports cash generating units were $245 million, $159 million and $703 million, respectively, as of December 31, 2025. The estimated recoverable amounts for the Winter Sports Equipment, Peak Performance and Ball & Racquet Sports cash generating units were not substantially in excess of their carrying amounts.
We identified the evaluation of the Company’s assessment of goodwill and trademarks for the Winter Sports Equipment, Peak Performance and Ball & Racquet Sports cash generating units for impairment as a critical audit matter. A high degree of auditor judgment was required to evaluate the revenue growth rate and the discount rate assumptions used in the projected discounted operating cash flows to determine the recoverable amount of the Winter Sports Equipment, Peak Performance and Ball & Racquet Sports cash generating units. The revenue growth rate assumption involves subjectivity and uncertainty and assumes management’s ability to achieve revenue forecasts. The evaluation of the discount rates required the involvement of professionals with specialized skills and knowledge. Additionally, minor changes in the discount rates could have had a significant impact on the estimated recoverable amount.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s indefinite-lived intangible asset impairment process, including controls related to evaluating the revenue growth rates and discount rates. We performed a sensitivity analysis over the discount rate assumptions to analyze the impact of changes in the discount rates on the recoverable amount of the Winter Sports Equipment, Peak Performance and Ball & Racquet Sports cash generating units. We compared the cash generating units’ revenue forecasts to actual revenues to evaluate management’s ability to forecast revenue and achieve revenue targets and compared revenue growth rates to publicly available market data for comparable companies. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rates used by management by comparing them to a range of independently developed discount rates using publicly available market data for comparable companies.
/s/ KPMG LLP
We have served as the Company’s auditor since 2025.
New York, New York
February 25, 2026

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Amer Sports, Inc.:
Opinion on Internal Control Over Financial Reporting
We have audited Amer Sports, Inc. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025, the related consolidated statements of income and loss and other comprehensive income and loss, changes in shareholders’ equity, and cash flows for the year then ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated February 25, 2026 expressed an unqualified opinion on those consolidated financial statements.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to (i) information technology general controls (“ITGCs”) including segregation of duties, user access, and change management within IT systems that support the Company’s financial reporting process, were not designed, implemented and operating effectively. Automated process-level controls and manual controls dependent upon the accuracy and completeness of information derived from information technology systems were also rendered ineffective because they are affected by the ITGC deficiencies, and (ii) controls related to the consistent and proper application of accounting processes and procedures relating to manual journal entries and account reconciliations, including defined review and supervision roles, were not designed, implemented and operating effectively has been identified and included in management’s assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ KPMG LLP
New York, New York
February 25, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Amer Sports, Inc.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statement of financial position of Amer Sports, Inc. and subsidiaries (the Company) as of December 31, 2024, the related consolidated statements of income and loss and other comprehensive income and loss, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board.
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
We served as the Company’s auditor from 2019 to 2024.
/s/ KPMG AB
Stockholm, Sweden
March 7, 2025

AMER SPORTS, INC.
CONSOLIDATED FINANCIAL STATEMENTS
COVERING THE FINANCIAL YEARS 2025, 2024 AND 2023
December 31, 2025

Domicile:	Cayman Islands
Address:	Cricket Square, Hutchins Drive
P.O. Box 2681
Grand Cayman KY1-1111
Cayman Islands
Entity registration number:	358866

CONSOLIDATED STATEMENT OF INCOME AND LOSS AND OTHER COMPREHENSIVE INCOME AND LOSS
Financial Statements

		For the year ended December 31,
In millions (except for earnings/(loss) per share information)	Notes	2025	2024	2023
Revenue	3; 4	$6,566.2	$5,183.3	$4,400.4
Cost of goods sold		(2,781.9)	(2,311.5)	(2,092.3)
Gross profit		3,784.3	2,871.8	2,308.1
Selling, general and administrative expenses		(3,104.6)	(2,430.4)	(2,014.5)
Impairment losses	8; 16	(14.0)	(1.9)	(2.4)
Other operating income	5	36.1	31.3	11.2
Operating profit		701.8	470.8	302.5

Interest expense		(97.7)	(219.0)	(397.6)
Foreign currency exchange gains/(losses), net & other finance costs		14.0	(67.6)	(15.8)
Loss on debt extinguishment		—	(31.8)	—
Interest income		6.4	8.8	6.4
Net finance cost	10	(77.3)	(309.6)	(407.0)

Income/(loss) before tax		624.5	161.2	(104.6)

Income tax expense	11	(184.1)	(82.8)	(104.2)

Net income/(loss)		$440.4	$78.4	$(208.8)

Net income/(loss) attributable to:
Equity holders of the Company		427.4	72.6	(208.6)
Non-controlling interests		13.0	5.8	(0.2)

Earnings/(Loss) per share	30
Basic earnings/(loss) per share		$0.77	$0.15	$(0.54)
Diluted earnings/(loss) per share		$0.76	$0.14	$(0.54)

Net income/(loss)		$440.4	$78.4	$(208.8)

Other comprehensive income/(loss) (OCI)
Items that will not be reclassified to income or loss
Remeasurement effects of postemployment benefit plans	7	9.9	2.3	4.4
Income tax related to remeasurement effects		(2.1)	(0.4)	(0.8)
Revaluations of other investments through OCI		—	3.5	—
Items that subsequently may be reclassified to profit or loss
Translation differences		356.4	(138.2)	(116.3)
Cash flow hedges	25	(76.5)	37.8	(9.4)
Income tax related to cash flow hedges	25	13.5	(7.7)	1.9
Other comprehensive income/(loss), net of tax		301.2	(102.7)	(120.2)

TOTAL COMPREHENSIVE INCOME/(LOSS)		$741.6	$(24.3)	$(329.0)

Total comprehensive income/(loss) attributable to:
Equity holders of the Company		$728.6	$(30.1)	$(328.8)
Non-controlling interests		$13.0	$5.8	$(0.2)
The notes are an integral part of the consolidated financial information.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Financial Statements

ASSETS

In millions	Notes	December 31, 2025	December 31, 2024
NON-CURRENT ASSETS

Intangible assets	12	$2,782.0	$2,590.1
Goodwill	12	2,338.3	2,127.7
Property, plant and equipment	13	697.8	549.5
Right-of-use assets	22	763.4	524.3
Non-current financial assets	14	70.7	62.0
Defined benefit pension assets	7	20.8	11.7
Other non-current assets		3.3	4.1
Deferred tax assets	11	84.1	67.6
TOTAL NON-CURRENT ASSETS		6,760.4	5,937.0

CURRENT ASSETS

Inventories	15	1,622.1	1,223.3
Accounts receivable, net	16	809.3	666.9
Prepaid expenses and other assets	17	200.0	213.2
Current tax assets		20.3	10.3
Cash and cash equivalents	14	652.3	345.4
TOTAL CURRENT ASSETS		3,304.0	2,459.1

TOTAL ASSETS		$10,064.4	$8,396.1

The notes are an integral part of the consolidated financial information.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)

SHAREHOLDERS’ EQUITY AND LIABILITIES

In millions	Notes	December 31, 2025	December 31, 2024
EQUITY

Share capital	18	$18.6	$18.4
Share premium	18	3,251.2	3,189.1
Capital reserve	18	2,789.2	2,789.2
Cash flow hedge reserve	25	(43.4)	19.6
Accumulated deficit and other		(213.6)	(1,017.0)
Equity attributable to equity holders of the parent company		5,802.0	4,999.3
Non-controlling interests		18.9	9.1
TOTAL EQUITY		5,820.9	5,008.4

LIABILITIES

NON-CURRENT LIABILITIES

Non-current borrowings	19	792.3	790.8
Non-current lease liabilities	22; 27	660.9	439.0
Defined benefit pension liabilities	7	33.9	30.0
Other non-current liabilities		7.2	15.5
Non-current provisions	21	16.0	5.9
Non-current tax liabilities		4.5	4.9
Deferred tax liabilities	11	519.5	487.4
TOTAL NON-CURRENT LIABILITIES		2,034.3	1,773.5

CURRENT LIABILITIES

Other borrowings	19	142.8	136.5
Current lease liabilities	22; 27	157.1	116.9
Accounts payable		769.8	549.0
Other current liabilities	20	1,002.8	747.7
Current provisions	21	41.7	33.7
Current tax liabilities		95.0	30.4
TOTAL CURRENT LIABILITIES		2,209.2	1,614.2

TOTAL LIABILITIES		4,243.5	3,387.7

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		$10,064.4	$8,396.1
The notes are an integral part of the consolidated financial information.

CONSOLIDATED STATEMENT OF CASH FLOWS

Financial Statements

		For the year ended December 31,
In millions	Notes	2025	2024	2023
NET CASH FLOW FROM OPERATING ACTIVITIES

Net income/(loss)		$440.4	$78.4	$(208.8)

Adjustments for:
Depreciation and amortization	8	384.2	273.8	220.9
Impairment losses		14.0	1.9	2.4
Loss on sale of subsidiaries		—	5.6	—
Share-based payment expense	9	37.2	19.5	10.7
Other non-cash valuation losses/(gains)		1.7	(1.8)	14.7
Interest income	10	(6.4)	(8.8)	(6.4)
Interest expense	10	97.7	219.0	397.6
Foreign currency exchange (gains)/losses, net & other finance costs	10	(14.0)	67.6	15.8
Loss on debt extinguishment	10	—	31.8	—
Income tax expense	11	184.1	82.8	104.2

Changes in:
Inventories		(318.3)	(172.4)	(175.1)
Accounts receivables		(123.6)	(44.9)	83.9
Prepaid expenses and other assets		(6.2)	(18.5)	(42.1)
Accounts payables		190.1	123.7	(38.7)
Other liabilities		147.2	128.0	80.3
Cash generated from operating activities		1,028.1	785.7	459.4

Interest paid		(95.9)	(197.2)	(179.3)
Interest received		9.9	6.2	6.9
Income taxes paid		(212.3)	(170.0)	(88.0)
Net cash flows from operating activities		729.8	424.7	199.0

NET CASH FLOW FROM INVESTING ACTIVITIES

Proceeds from sale of subsidiary		—	15.5	—
Acquisition of business		(45.4)	—	(3.5)
Acquisition of property, plant and equipment		(216.5)	(229.1)	(123.6)
Acquisition of intangible assets		(67.2)	(46.3)	(12.7)
Proceeds from sale of property, plant and equipment		—	4.2	0.5
Acquisition of right-of-use assets		(9.0)	(12.6)	(15.5)
Net cash flows used in investing activities		$(338.1)	$(268.3)	$(154.8)
NET CASH FLOW FROM FINANCING ACTIVITIES

Proceeds from current borrowings from financial institutions		$284.3	$376.9	$90.0
Repayments of current borrowings from financial institutions		(278.5)	(325.7)	(35.0)
Net (repayments of)/proceeds from revolving credit facilities		(2.3)	(278.2)	115.0
Proceeds from non-current borrowings from financial institutions		—	2,027.3	—
Repayments of non-current borrowings from financial institutions		—	(3,058.2)	—
Repayments of long-term borrowings from related parties		—	(1,460.5)	(65.9)
Proceeds from share issuances, net of issuance costs		—	2,561.4	—
Payments of debt issuance costs		(0.6)	(10.3)	—
Proceeds from exercise of share options		36.8	12.1	—
Payments of lease liabilities		(145.6)	(102.3)	(75.4)
Net repayments from settlement of derivative contracts		(17.5)	(18.2)	—
Release of derivative contract collateral		3.2	17.0	—
Other financing items		(3.8)	(7.3)	6.4
Net cash flows (used in)/from financing activities		(124.0)	(266.0)	35.0

CHANGE IN CASH AND CASH EQUIVALENTS		267.7	(109.6)	79.3

Cash and cash equivalents
Cash and cash equivalents at year end	14	652.3	345.4	483.4
Translation differences		39.2	(28.4)	2.1
Cash and cash equivalents at beginning of year		345.4	483.4	402.0
CHANGE IN CASH AND CASH EQUIVALENTS		$267.7	$(109.6)	$79.3

Supplemental disclosure of non-cash investing and financing activities
NON-CASH INVESTING ACTIVITIES
Capital expenditures in accounts payable		$12.0	$20.4	$22.3
Contingent consideration in other current liabilities		20.0	—	—
NON-CASH FINANCING ACTIVITIES
Equitization of related party loans and interest		$—	$2,562.0	$227.2
Non-cash refinancing of current borrowings		552.6	—	—
The notes are an integral part of the consolidated financial information.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
Financial Statements

	Equity (deficit) attributable to the equity holders of the parent company
					Accumulated deficit and other
In millions	Share capital	Share premium	Capital reserve	Cash flow hedge reserve	Translation differences	Remeasurements	Other reserves	Accumulated deficit	Non-controlling interests	Total
Balance at January 1, 2023	642.2	—	—	$(3.1)	109.8	37.0	(10.9)	(848.9)	—	(73.9)
Other comprehensive income/(loss)	—	—	—	(7.5)	(116.3)	3.6	—	—	—	(120.2)
Loss for the period	—	—	—	—	—	—	—	(208.6)	(0.2)	(208.8)
Total comprehensive (loss)/income, net of tax	—	—	—	(7.5)	(116.3)	3.6	—	(208.6)	(0.2)	(329.0)
Transactions with owners:										—
Share-based payments	—	—	—	—	—	—	8.2	—	—	8.2
Capital contribution	—	—	227.2	—	7.1	—	—	—	—	234.3
Initial Investment from Non-Controlling owners	—	—	—	—	—	—	—	—	3.6	3.6
Balance at December 31, 2023	642.2	—	227.2	(10.6)	0.6	40.6	(2.7)	(1,057.5)	3.4	(156.8)
Other comprehensive income/(loss)	—	—	—	30.1	(138.2)	1.9	3.5	—	—	(102.7)
Income for the period	—	—	—	—	—	—	—	72.6	5.8	78.4
Total comprehensive (loss)/income, net of tax	—	—	—	30.1	(138.2)	1.9	3.5	72.6	5.8	(24.3)
Transactions with owners:
Share-based payments	—	12.1	—	—	—	—	62.2	—	—	74.3
Elimination of Class A and B shares	(642.2)	—	—	—	—	—	—	—	—	(642.2)
Capital increase - share issuance	18.4	3,177.0	—	—		—	—	—	—	3,195.4
Contribution of related party debt to equity	—	—	2,562.0	—	—	—	—	—	—	2,562.0
Balance at December 31, 2024	18.4	3,189.1	2,789.2	19.6	(137.6)	42.5	63.0	(984.9)	9.1	5,008.4
Other comprehensive income/(loss)	—	—	—	(63.0)	356.4	7.8	—	—	—	301.2
Income for the period	—	—	—	—	—	—	—	427.4	13.0	440.4
Total comprehensive income/(loss), net of tax	—	—	—	(63.0)	356.4	7.8	—	427.4	13.0	741.6
Transactions with owners:
Share-based payments	—	—	—	—	—	—	37.3	—	—	37.3
Shares issued for exercise/vesting of share options	0.2	56.1	—	—	—	—	(19.5)	—	—	36.8
Shares issued for exercise/vesting of RSUs/PSUs	0.0	6.0	—	—	—	—	(6.0)	—	—	—
Dividend paid by subsidiary to non-controlling interests	—	—	—	—	—	—	—	—	(3.2)	(3.2)
Balance at December 31, 2025	18.6	3,251.2	2,789.2	(43.4)	218.8	50.3	74.8	(557.5)	18.9	5,820.9
Note 18. Shareholders’ Equity provides additional information on shareholders’ equity and Note 25. Cash flow hedge reserve on the cash flow hedge reserve.
The notes are an integral part of the consolidated financial information.

NOTE 1. THE COMPANY
Background and description of the business
Amer Sports, Inc. (the “Company”) was founded on January 3, 2020 and is incorporated and domiciled in Grand Cayman, the Cayman Islands. The Company’s registered office is Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands. Hereinafter, the Company and its consolidated subsidiaries are also referred to as the “Group” or “Amer Sports.”
Amer Sports is a global group of sport and outdoor brands, including Arc’teryx, Salomon, Wilson, Atomic and Peak Performance. Amer Sports manufactures, markets and sells sports equipment, apparel, and footwear through wholesale and direct-to-consumer (“DTC”) channels globally. We have operations in 40 countries and our products are sold in over 100 countries, with North America, Europe, Greater China and Asia Pacific being the main market areas.
Amer Sports Corporation, our wholly owned subsidiary, was founded in 1950. On April 1, 2019, Amer Sports Corporation was acquired by a consortium consisting of ANTA Sports Products Limited (a sportswear company in China, “ANTA Sports”), FountainVest Partners (a private equity firm in Asia), Anamered Investments Inc. (an investment vehicle owned by Chip Wilson) and Tencent Holdings Limited (a technology company in Asia), each of which initially owned their interests in Amer Sports Holding (HK) Limited, an indirect parent of Amer Sports Corporation following the acquisition, through Amer Sports Holding (Cayman) Limited (the “Acquisition”). Amer Sports Holding (Cayman) Limited was previously the ultimate parent company of the group.
Corporate reorganization
In 2024, in preparation for the initial public offering that took place February 1, 2024 (the “IPO”), the Company undertook a reorganization pursuant to which Amer Sports Holding (Cayman) Limited exchanged its shares of Amer Sports Holding (HK) Limited for new shares of Amer Sports Management Holding (Cayman) Limited, the new holding company parent of Amer Sports Holding (HK) Limited. Amer Sports Holding (HK) Limited is the immediate parent of Amer Sports Holding 3 Oy, the predecessor entity of the Company (the “predecessor entity”). Amer Sports Corporation is a wholly owned indirect subsidiary of the predecessor entity.
NOTE 2. SUMMARY OF MATERIAL ACCOUNTING POLICIES
Basis of preparation
The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board.
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

In the fourth quarter of 2024, the Company changed its presentation of foreign exchange gains and losses related to operational transactions in the consolidated statement of income and loss and other comprehensive income and loss, which were previously recorded as selling, general and administrative expenses, and are now recorded as foreign currency exchange gains/(losses), net & other finance costs. We believe this presentation better reflects the operating performance of the Company and improves comparability to peers. The impact on prior period financial statements is immaterial.

During 2025, the Company changed its presentation of certain line items within the consolidated statement of financial position to better reflect the nature of the balances. These changes related to the classification of (i) non-current financial assets and other non-current assets, and (ii) accounts receivable, net and other current liabilities. Prior year balances have been recast to conform with current period presentation.

The preparation of consolidated financial statements requires the use of certain accounting estimates. The areas that require a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed below.

The consolidated financial statements for the Company have been authorized for issue by the Board of Directors on February 25, 2026.
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
New and amended standards and interpretations adopted by the Company
The following amended standards became effective for the Company’s fiscal year ended December 31, 2025 and were adopted by the Company. The adoption of these amendments did not have a material impact on the Company’s consolidated financial statements:
•Amendments to International Accounting Standards (“IAS”) 21, Lack of Exchangeability. The amendments clarify how an entity should assess whether a currency is exchangeable and how it should measure and determine a spot exchange rate when exchangeability is lacking.
New and amended standards and interpretations issued but not yet effective
The standards and interpretations that are issued, but not yet effective for the Company’s fiscal year ended December 31, 2025 are discussed below. The Company has not early adopted these standards and amendments and will apply them in its consolidated financial statements for the annual periods in which they become effective, as applicable.

The following standard amendments are effective for annual periods beginning on or after January 1, 2026, but are not expected to have a material impact on the Company’s consolidated financial statements:
•Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments. The Amendments clarify certain aspects of the classification and measurement of financial instruments.
•Annual Improvements to IFRS Accounting Standards, Volume 11, to clarify and streamline minor amendments to existing IFRS Accounting Standards to enhance consistency.
IFRS 18, Presentation and Disclosure in Financial Statements is effective for annual periods beginning on or after January 1, 2027, and retrospective application is required. The Company is currently assessing the impact of this standard on its consolidated financial statements.

The new Standard introduces new requirements such as to (i) present specified categories and defined subtotals within the statement of profit or loss, (ii) provide disclosures on certain non-IFRS financial measures meeting a new definition of management-defined performance measures (“MPMs”), and (iii) introduce new principles for aggregation and disaggregation of financial information.

The Company currently reports various non-IFRS financial measures to its investors that may meet the definition of a management-defined performance measure under IFRS 18, including Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Net Income attributable to equity holders of the Company. MPMs under IFRS 18 require specific disclosures within a note to the financial statements. The Company is currently assessing measures that are currently being reported to determine whether or not they meet the definition of a MPM.
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
Beginning in the fourth quarter of 2024, the Company changed its presentation of foreign exchange gains and losses related to operational transactions in the consolidated statement of income and loss and other comprehensive income and loss, which were previously recorded as selling, general and administrative expenses, and are now recorded as foreign currency exchange gains/(losses), net & other finance costs. Exchange rate gains and losses on foreign currency-denominated loans and other receivables and liabilities connected with financing transactions are recorded at their net values as foreign currency exchange gains/(losses), net & other finance costs.

Foreign currency transactions are translated into the functional currency of each of the Company’s subsidiaries using the exchange rates prevailing at the date of the transactions or valuation when items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the changes at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income and loss as foreign currency exchange gains/(losses), net & other finance costs, except when included in other comprehensive income for qualifying cash flow and net investment hedges.

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
Financial assets
Categorization and measurement
In accordance with IFRS 9, Financial Instruments, financial assets are categorized as:
I.financial assets at fair value through profit or loss (“FVPL”)
II.financial assets measured at amortized cost
III.financial assets at fair value through other comprehensive income and loss (“FVOCI”)
The classification of financial assets at initial recognition is based on the Company’s business model for managing the related financial assets and their contractual cash flows. All purchases or sales of financial assets are recognized on the settlement date.
Financial assets at fair value through profit or loss
Financial assets at FVPL are initially recognized at fair value, and subsequent fair value changes are recognized in the consolidated statement of income and loss. Assets in this category are classified as current assets, except for maturities over 12 months after the balance sheet date. Financial assets at FVPL primarily include derivative instruments unless they are designated as effective hedging instruments.
Financial assets measured at amortized cost
The Company measures financial assets at amortized cost if both of the following conditions are met:
-the financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and
-the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
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
Financial assets at fair value through OCI
Financial assets at FVOCI are initially recognized at fair value, and subsequent fair value changes are recognized within other comprehensive income and loss. Interest income, foreign exchange revaluations and impairment losses or reversals are recognized in the consolidated statement of income and loss. Upon derecognition, the cumulative reserve of fair value changes recognized within other comprehensive income and loss is reclassified to profit or loss. Financial assets at FVOCI whose fair value cannot be determined reliably are measured at cost or a lower value if they are impaired. Financial assets at FVOCI are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months after the balance sheet date.
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
Financial liabilities
In accordance with IFRS 9, Financial Instruments, financial liabilities are categorized as:
I.financial liabilities at fair value through profit or loss
II.financial liabilities measured at amortized cost
Financial liabilities at fair value through profit or loss
Financial liabilities at FVPL are initially recognized at fair value, and subsequent fair value changes are recognized in the consolidated statement of income and loss. Liabilities in this category are classified as current liabilities, except for maturities over 12 months after the balance sheet date, in which case they are classified as non-current liabilities. Financial liabilities at FVPL primarily include derivative instruments unless they are designated as effective hedging instruments.
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
Changes in the value of derivative instruments, which do not qualify for hedge accounting are recorded as foreign currency exchange gains/(losses), net & other finance costs.
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

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized, net of tax, in other comprehensive income and loss. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated statement of income and loss and other comprehensive income and loss. Amounts accumulated in other comprehensive income/(loss) are reclassified to the statement of income and loss in the periods when the hedged item affects net income. When a forecasted transaction that is hedged results in the recognition of a non-financial asset or liability, such as inventory, the amounts are included in the measurement of the cost of the related asset or liability. The deferred amounts are ultimately recognized in the consolidated statement of income and loss and other comprehensive income and loss.

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
Cash and cash equivalents
Cash consists of cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Investments only qualify as cash equivalents if they have a maturity of three months or less from the acquisition date. The Company uses the indirect method of reporting cash flows from operating activities.

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
Direct-to-consumer (“DTC”) is comprised of retail and e-commerce. DTC revenue is recognized when control of the products is transferred to the customer, which occurs upon point of sale for sales in owned retail stores and delivery to the customer for e-commerce. In the e-commerce channel, the products sold online can be returned within 14-30 days of receipt of the products. For expected returns, the Company recognizes a refund liability as a reduction of revenue and a corresponding right of return asset as reduction of cost of goods sold based on the expected future return rates derived from historical data. A contract liability is recognized from the sale of gift cards in retail and e-commerce. The Company expects to be entitled to a breakage amount. It recognizes breakage amount as revenue in proportion to the pattern of rights exercised by customers based on historical data.
The Company provides warranties that promise the customer that the delivered product is as typically specified in the contract and covers general repairs for defects that existed at the time of sale, as required by law. These assurance-type warranties are accounted for under IAS 37, Provisions, Contingent Liabilities and Contingent Assets.
Revenue related to license income is recognized when the licensee manufactures or sells products bearing the Company’s trademarks. License income based on fixed license agreements is recognized evenly throughout the financial year, while license income determined by sales volumes is recognized during the financial year as the licensee generates sales revenue. The non-refundable minimum guarantees related to certain licensing agreements are for functional intellectual properties, and the associated guarantee revenue is recognized at the point in time the control of the license is transferred to the customer.
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
Remeasurements of the net defined benefit liability/(asset) are recognized in full in other comprehensive income and loss. Actuarial gains and losses are not reclassified to the consolidated statement of income and loss in subsequent periods. For other long-term employee benefits, the Company recognizes actuarial gains and losses immediately in the consolidated statement of income and loss. Current and past service costs are recognized in the consolidated statement of income and loss. Any gain/(loss) due to a plan amendment, curtailment or settlement, is recognized immediately in the consolidated statement of income and loss. Net interest expense/(income) is determined based on the net defined benefit liability/(asset) and the discount rate at the beginning of the year, and is recognized in interest expense.
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
Options settled in shares only are measured on the grant date using a Monte Carlo simulation model, which requires the input of assumptions, including the expected volatility, which has been based on the historical volatility of the comparable companies’ share price, particularly over the historical period commensurate with the expected life of the options, the dividend yield, interest rates and a correlation coefficient between the shares and the relevant market index. Options settled in cash or shares at the election of certain employees are remeasured to fair value at the end of each reporting period until settlement. There were no stock options granted in the years ended December 31, 2025 or 2024.
The fair value of RSUs and performance share units (“PSUs”) is the Company’s closing stock price on the grant date.
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
Intangible assets with finite useful lives
Intangible assets with a finite useful life consist of patents and software licenses, internally developed software, customer relationships and other technology-based intangible assets. These assets are amortized on a straight-line basis over the useful life. The useful lives are as follows:

Asset category	Estimated useful life
Patents and software licenses	3 - 15 years
Internally developed software	5 - 10 years
Customer relationships	7 - 16 years
Other technology-based intangible assets	1 - 10 years
The above assets are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, the asset is then tested for impairment by comparing its recoverable amount to its carrying value.
Development expenses are capitalized when they meet the recognition criteria in IAS 38, Intangible Assets and are amortized over their useful lives.
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
The lease contracts, where the Company acts as a lessee under IFRS 16 Leases consist mainly of real estate (e.g., owned retail stores, offices, warehouses) and vehicles. The Company recognizes a right-of-use asset and a lease liability at the lease commencement date.
The Company has elected to use the exemptions proposed by the standard on lease contracts for which the lease term is shorter than 12 months and on lease contracts for which the underlying asset is of low-value (e.g., laptops, mobile phones; below $5,000). The lease expenses for short-term and low-value contracts as well as for lease contracts with variable leases based on net sales of the leased premises are recognized as rent expenses over the lease term in the consolidated statement of income and loss and other comprehensive income and loss.
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
Impairment of non-financial assets
Impairment assessments are performed at the CGU level, which represents the smallest identifiable groups of assets that generate cash inflows largely independent of other assets or groups of assets. For the purpose of testing goodwill and indefinite-lived intangible assets, the CGU is the lowest level at which goodwill is monitored for internal management purposes.
At each reporting date, the Company reviews the carrying amounts of its non-financial assets to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. Goodwill and indefinite-lived intangible assets are tested annually for impairment.
Impairment testing is performed by comparing the recoverable amount of an asset or CGU to its carrying amount. The recoverable amount of an asset or CGU is the higher of its fair value less costs of disposal and value in use (“VIU”). An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. The loss is recognized in the consolidated statement of income and loss and other comprehensive income and loss. The loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.
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
Impairment of non-financial assets
The Company exercises judgment at each reporting date to determine whether the carrying amounts of non-financial assets, including goodwill and intangible assets with indefinite useful lives, may exceed their recoverable amounts. The Company changed its annual goodwill impairment testing date from December 31st (used in the prior year) to October 1st to reduce resource constraints related to the year-end close and financial reporting process and to provide additional time to complete impairment testing. The Company also assesses whether any significant events or changes in circumstances have occurred between the annual impairment testing date and December 31st that would require an updated impairment assessment.
CGUs represent the smallest identifiable groups of assets that generate cash inflows largely independent of other assets or groups of assets. Judgment is required to determine this and the appropriate grouping of CGUs for the purpose of testing goodwill and indefinite-lived intangible assets, which are assessed at the lowest level at which they are monitored for internal management purposes.

In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed under both the income and market approaches. The income approach is calculated using discounted cash flow models based on management’s best estimates of future economic conditions and the CGU’s expected performance. The market approach utilizes revenue or EBITDA multiples of guideline public companies with similar operational and economic characteristics. Key assumptions used in impairment assessments include projected revenue growth rates, operating profit margins and pre-tax discount rates. These assumptions are developed using a combination of historical performance, internal forecasts, and external market and industry data. Discount rates reflect current market assessments of the time value of money and the risks specific to the CGUs. Changes in these assumptions could materially affect the estimated recoverable amounts and result in impairment losses within the next 12 months.
Further details on the impairment of non-financial assets, including further details on the key assumptions for specific CGUs whereby a reasonably possible change in key assumptions could result in impairment losses within the next 12 months, are disclosed in Note 8. Depreciation, Amortization, and Impairment Losses.
Provisions
Provisions are recognized in the consolidated statement of financial position when there is a present legal or constructive obligation for the Company to settle an obligation arising as the consequence of a past event that is considered probable, and the amount can be reliably estimated. The most important regular provisions are due to the repair or replacement of products during the warranty period. These provisions are determined on the basis of historical experience. The provisions recognized represent management’s best estimate of the present value of the future costs expected to be incurred. Actual costs may differ from these estimates.
Further details on the provisions are disclosed in Note 21. Provisions.
Accounts receivable
The Company has a significant number of customers which minimizes the concentration of credit risk. The Company evaluates accounts receivables and maintains an allowance for estimated credit losses resulting from the inability of the Company’s customers to make required payments. Management applies judgment in assessing expected credit losses (“ECL”) on trade receivables based on historical loss experience, current conditions, and forward-looking information. Ongoing credit evaluations are performed to assess customer creditworthiness and determine the appropriate level of the allowance.
Further details on the aging and valuation provisions of the accounts receivables are disclosed in Note 16. Trade Receivables.
Inventories
Inventory is carried at the lower of cost and net realizable value. The net realizable value requires an estimate of the products’ future selling prices. When estimating the net realizable value of inventories, the Company considers multiple factors including historical write-offs, fluctuations in inventory levels, aging of inventory, customer behavior and anticipated sales volume, seasonality, expected selling prices and selling costs. Changes in these assumptions could result in additional inventory write-downs.
Further details on the inventory provisions are disclosed in Note 15. Inventories.
Income taxes
Management judgment is required in determining provisions for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets are recoverable. The Company is also subject to income taxes in various jurisdictions. There may be transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company anticipates questions arising in tax audits and recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Differences between final tax outcomes and amounts initially recorded may affect income tax expense.
Further details on income taxes are disclosed in Note 11. Income Taxes.

Pension plans
The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (or income) for pensions include the discount rate, inflation rate and mortality rate. Any changes in these assumptions will impact the carrying amount of pension obligations.
The Company determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. The discount rate is determined with reference to market yields on high-quality corporate bonds at the reporting date. Other key assumptions are based on market conditions at the reporting date. Changes in actuarial assumptions could have a material impact on the carrying amount of pension obligations and related expenses.
Further details on the pension plans are disclosed in Note 7. Pensions.
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
Outdoor Performance
Outdoor Performance includes outdoor apparel, footwear, accessories and winter sports equipment and consists of our Salomon, Atomic and Armada brands. On May 1, 2024, the Company sold ENVE, which was part of the Outdoor Performance segment. The ENVE business represented less than 1% of the Company’s net revenue and was not considered material to the Company’s consolidated results of operations.While the operating segments Salomon and Winter Sports Equipment are separately managed and reported, the operating segments have been aggregated into one reportable segment as they have similar products, production processes, type of customers, methods used to distribute as well as average gross margins and similar expected growth rates.
Ball & Racquet Sports
Ball & Racquet Sports includes sports equipment, apparel, footwear and accessories and consists of our Wilson, Louisville Slugger, DeMarini, EvoShield and Atec brands, all of which comprise the Wilson Sporting Goods portfolio.

Information on reportable segments
Revenue and Depreciation and Amortization of reportable segments for the fiscal years ended December 31, 2025, 2024 and 2023 were as follows:

	Revenue			Depreciation & Amortization
In millions	2025	2024	2023	2025	2024	2023
Technical Apparel	$2,855.8	$2,194.3	$1,614.1	$164.4	$126.0	$92.1
Outdoor Performance	2,403.7	1,835.5	1,674.2	163.8	107.5	94.7
Ball & Racquet Sports	1,306.7	1,153.5	1,112.1	39.7	34.1	27.7
Total Reportable Segments	6,566.2	5,183.3	4,400.4	367.9	267.6	214.5
Corporate	—	—	—	16.3	6.2	6.4
Total	$6,566.2	$5,183.3	$4,400.4	$384.2	$273.8	$220.9
Adjusted Operating Profit of reportable segments for the fiscal years ended December 31, 2025, 2024 and 2023 were as follows:

In millions	2025	2024	2023
Technical Apparel	$616.8	$460.4	$314.4
Outdoor Performance	299.8	172.3	151.3
Ball & Racquet Sports	47.7	23.7	30.6
Total Adjusted Operating Profit of Reportable Segments	964.3	656.4	496.3
Corporate expenses (1)	(126.7)	(79.5)	(63.7)
Adjustments:
PPA (2)	(71.2)	(42.8)	(42.7)
Restructuring expenses (3)	(23.7)	(22.4)	(2.3)
Impairment losses on goodwill and intangible assets (4)	(6.7)	—	—
Expenses related to transaction activities (5)	(15.9)	(22.1)	(33.9)
Expenses related to certain legal proceedings (6)	(3.4)	(3.6)	(3.3)
Share-based payment expenses (7)	(14.9)	(15.3)	(47.9)
Interest expense	(97.7)	(219.0)	(397.6)
Foreign currency exchange gains/(losses), net & other finance costs	14.0	(67.6)	(15.8)
Loss on debt extinguishment	—	(31.8)	—
Interest income	6.4	8.8	6.4
Income/(loss) before tax	$624.5	$161.2	$(104.6)
__________________________________________________
(1)Includes corporate expenses, which have not been allocated to the reportable segments.
(2)Purchase Price Adjustments (“PPA”) include amortization and depreciation on the fair value adjustments of intangible and tangible assets resulting from Amer Sports’ acquisition in 2019. For further information, refer to Note 1. The Company.
(3)Includes expenses for restructuring from severance, exit and termination events.
(4)Includes impairment losses on goodwill and intangible assets.
(5)Includes advisory fees in connection with M&A activities and non-recurring costs associated with our IPO and disposal of businesses.
(6)Includes inventory write-offs, legal fees and judgments in connection with non-recurring legal actions.

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
As of the year ended December 31, 2025, the Company’s non-current, non-financial assets, comprising of property, plant and equipment, intangible assets and right-of-use assets were located as follows:

In millions	December 31, 2025
Canada	$2,499.2
France	1,524.3
The United States	1,143.3
Other (1)	1,414.7
Total	$6,581.5
__________________________________________________
(1)No other country represented more than 10% of the total Group non-current, non-financial assets.
As of December 31, 2024, non-current assets of 71.6%, comprising of goodwill, other intangible assets, property, plant and equipment as well as right-of-use assets, were owned from Finland. No other country was deemed individually material for the year ended December 31, 2024.
NOTE 4. REVENUE FROM CONTRACTS WITH CUSTOMERS
Amer Sports operates primarily in one industry - the design, manufacturing, distribution, selling and marketing of sporting goods, apparel and footwear. The Company is managed through its global brands supported by regional sales organizations and group-wide platforms such as global operations and sourcing, IT and finance.
Geographic revenues are presented according to customers’ location.
GEOGRAPHIC BREAKDOWN OF REVENUES

	For the year ended December 31,
In millions	2025	2024	2023
Americas (1)	$2,125.6	$1,859.0	$1,745.6
EMEA (2)	1,805.8	1,513.4	1,457.6
Greater China (3)	1,861.9	1,298.1	844.8
Asia Pacific (4)	772.9	512.8	352.4
Total	$6,566.2	$5,183.3	$4,400.4
__________________________________________________
(1)Consists of the United States, Canada and other countries in Latin America. Revenue generated in the United States comprised 22.5%, 26.0% and 29.4% of total Company revenue for 2025, 2024 and 2023, respectively. No other country in the region generated more than 10% of the total Group revenue in any of the years presented.
(2)Consists of Europe, the Middle East and Africa. The revenue generated in this region primarily consists of sales in Germany, France, Austria, the UK, Italy, Sweden, Switzerland, and Spain. No country in the region generated more than 10% of the total Company revenue in any of the years presented.
(3)Consists of Mainland China, Hong Kong, Taiwan and Macau. Revenue generated in Mainland China comprised 27.0%, 23.6% and 18.2% of the total Group revenue for 2025, 2024 and 2023, respectively. No other country in the region generated more than 10% of the total Company revenue in any of the years presented.

(4)Excludes Greater China. The Company has own sales companies in Japan, South Korea, Australia and Malaysia in the region. No country in the region generated more than 10% of the total Company revenue in any of the periods presented.

BREAKDOWN OF REVENUES BY CHANNEL

	For the year ended December 31,
In millions	2025	2024	2023
Wholesale
Technical Apparel	$761.1	$643.1	$528.0
Outdoor Performance	1,551.1	1,309.8	1,329.6
Ball & Racquet Sports	1,045.3	963.4	952.7
	3,357.5	2,916.3	2,811.3
DTC
Technical Apparel	2,094.7	1,551.2	1,086.1
Outdoor Performance	852.6	525.7	344.6
Ball & Racquet Sports	261.4	190.1	159.4
	3,208.7	2,267.0	1,589.1

Total	$6,566.2	$5,183.3	$4,400.4
The Company did not recognize 10% or more of total revenue with one single customer in any of the periods presented.
CONTRACT BALANCES
Contract liabilities were $99.3 million and $68.4 million as of December 31, 2025 and December 31, 2024, respectively, and primarily relate to advance payments received. The balance of contract liabilities as of each year end are generally recognized as revenue within the next fiscal year.
RIGHT OF RETURN ASSETS AND REFUND LIABILITIES

In millions	December 31, 2025	December 31, 2024
Right of return assets	$26.1	$18.2
Refund liabilities	169.8	115.7
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

NOTE 5. OTHER OPERATING INCOME

	For the year ended December 31,
In millions	2025	2024	2023
Government subsidies	$29.2	$23.9	$4.2
(Loss)/gain on disposal of property, plant and equipment	(0.5)	0.7	0.5
Legal settlements received	1.9	2.1	0.7
Other	5.4	4.6	5.8
Total	$36.1	$31.3	$11.2
NOTE 6. EMPLOYEE BENEFITS
Employee benefit expenses

	For the year ended December 31,
In millions	2025	2024	2023
Wages and salaries	$1,023.8	$774.4	$636.5
Share-based payments	36.6	20.6	46.0
Social expenditure
Pensions - defined contribution plans	27.6	40.7	35.4
Pensions - defined benefit plans	3.5	3.1	2.7
Social security expenses	170.7	137.6	119.7
Total	$1,262.1	$976.4	$840.3
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
Defined benefit plans are post-employment benefit plans other than defined contribution plans. In total, there are 14 post-employment benefit plans qualifying as defined benefit plans. The defined benefit plans in the USA, the UK and Austria represent approximately 81% of the defined benefit obligation and are described in more detail below:
USA Wilson Retirement Pension Plan (USA Wilson Plan)
Wilson Sporting Goods Co. provides benefits as a flat dollar amount for each year of service to the participants of the USA Wilson Plan. The plan was offered to employees who joined the Company before January 1, 2003, for non-union employees and November 22, 2004, for union employees. Employees who joined thereafter, as well as new employees, are offered a defined contribution plan only. The plan operates under trust law and is managed and administered by the trustee of the plan on behalf of the members. The plan’s assets are held by the trust.

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
UK Wilson Sporting Goods Company Limited Pension and Life Assurance Plan (UK Wilson Plan):
The UK Wilson Plan within Amer Sports UK Limited is an occupational defined benefit pension scheme that was set up under an irrevocable trust. The UK Wilson Plan grants post-employment benefits. Assets are invested with an institutional investment platform and held for the purpose of paying pensions and other benefits in accordance with the Trust Deed & Rules. The plan was closed to new entrants for pension benefits with effect from January 1, 2003 and was closed to future accrual of benefits with effect from January 31, 2008. An asset ceiling of nil and $0.5 million was applied for the years ended December 31, 2025 and December 31, 2024, respectively.
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
The net liabilities and net assets recognized in the statement of financial position relating to defined benefit pension plans were as follows:

In millions	December 31, 2025	December 31, 2024
Present value of funded obligations	$178.2	$171.0
Fair value of plan assets	(165.1)	(153.2)
Effect of asset ceiling	—	0.5
Net defined benefit obligations	$13.1	$18.3
Thereof: Net liabilities of underfunded plans	$33.9	$30.0
Thereof: Net assets of overfunded plans	(20.8)	(11.7)

The movements in the net defined benefit pension liabilities/(assets) for the year ended December 31, 2025 were as follows:

In millions	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liability/(asset)
At January 1, 2025	$171.0	$(152.7)	$18.3
Current service cost	3.5	—	3.5
Past service cost and (gain) on settlements	(0.5)	—	(0.5)
Administration cost paid from plan assets	(0.2)	0.4	0.2
Interest expense/(income)	8.2	(7.9)	0.3
Cost recognized in the consolidated statement of income and loss	11.0	(7.5)	3.5

Remeasurements:
Return on plan assets, excluding amounts included in interest expenses/(income)	—	(7.6)	(7.6)
Loss from change in demographic assumptions	0.2	—	0.2
Loss from change in financial assumptions	1.2	—	1.2
Experience gains	(1.1)	—	(1.1)
Change in the effect of the asset ceiling	—	(0.5)	(0.5)
Remeasurements effects recognized in OCI	0.2	(8.1)	(7.8)

Contributions:
Employers	(1.2)	(1.9)	(3.1)
Employees	0.3	(0.4)	(0.1)
Benefits paid from plan assets	(9.3)	8.2	(1.2)

Exchange rate differences	6.1	(2.8)	3.3
At December 31, 2025	$178.2	$(165.1)	$13.1

The movements in the net defined benefit pension liabilities/(assets) for the year ended December 31, 2024 were as follows:

In millions	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liability/(asset)
At January 1, 2024	$181.2	$(157.3)	$23.9
Current service cost	3.1	—	3.1
Past service cost and gains and losses on settlements	(0.5)	—	(0.5)
Administration cost paid from plan assets	(0.3)	0.4	0.1
Interest expense/(income)	7.7	(7.2)	0.5
Cost recognized in the consolidated statement of income and loss	10.1	(6.8)	3.3

Remeasurements:
Return on plan assets, excluding amounts included in interest expenses/(income)	—	3.6	3.6
Gain from change in demographic assumptions	(0.3)	—	(0.3)
Loss from change in financial assumptions	(6.8)	—	(6.8)
Experience losses	1.1	—	1.1
Change in the effect of the asset ceiling	—	0.5	0.5
Remeasurements effects recognized in OCI	(6.0)	4.1	(1.9)

Contributions:
Employers	(0.1)	(2.4)	(2.4)
Employees	0.4	(0.4)	—
Benefits paid from plan assets	(10.0)	8.3	(1.7)

Exchange rate differences	(4.5)	1.7	(2.8)
At December 31, 2024	$171.0	$(152.7)	$18.3

The movements in the net defined benefit pension liabilities/(assets) for the year ended December 31, 2023 were as follows:

In millions	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liability/(asset)
At January 1, 2023	$168.4	$(136.6)	$31.8
Current service cost	3.0	—	3.0
Past service cost and gains and losses on settlements	(0.2)	—	(0.2)
Administration cost paid from plan assets	(0.3)	0.3	—
Interest expense/(income)	7.8	(6.9)	0.9
Cost recognized in the consolidated statement of income and loss	10.3	(6.6)	3.6

Remeasurements:
Return on plan assets, excluding amounts included in interest expenses/(income)	—	(11.3)	(11.3)
Gain from change in demographic assumptions	(0.2)	—	(0.2)
Loss from change in financial assumptions	5.1	—	5.1
Experience losses/(gains)	3.9	(1.1)	2.8
Remeasurements effects recognized in OCI	8.8	(12.4)	(3.6)

Contributions:
Employers	(0.3)	(6.1)	(6.4)
Employees	0.4	(0.4)	—
Benefits paid from plan assets	(10.0)	7.5	(2.5)

Other changes	2.0	(0.8)	1.2

Exchange rate differences	1.7	(1.9)	(0.2)
At December 31, 2023	$181.2	$(157.3)	$23.9
Principal actuarial assumptions:

	December 31, 2025
%	USA	UK	France	Switzerland	Austria	Japan
Discount rate	5.30	5.10	3.70	1.25	4.03	2.70
Inflation	2.25	2.50 / 3.00	2.00	1.00	2.75	0.00
Future salary increases	2.50	2.50	3.50	1.00	2.75	2.00
Future pension increases	0.00	2.10	2.00	0.00	0.00	0.00

	December 31, 2024
%	USA	UK	France	Switzerland	Austria	Japan
Discount rate	5.55	5.30	3.30	0.90	3.43	1.70
Inflation	2.25	2.70 / 3.30	3.30	1.00	3.25	0.00
Future salary increases	2.50	2.70	3.20	1.00	3.25	2.00
Future pension increases	0.00	2.20	2.00	0.00	0.00	0.00

	December 31, 2023
%	USA	UK	France	Switzerland	Austria	Japan
Discount rate	5.35	4.40	3.15	1.50	4.05	1.30
Inflation	2.50	2.60 / 3.20	3.15	1.00	4.36	0.00
Future salary increases	2.50	2.60	3.00	1.00	4.36	2.00
Future pension increases	0.00	2.20	2.10	0.00	0.00	0.00
Sensitivity analysis:

		Impact on defined benefit obligation
In millions	Change in assumption	2025	2024	2023
Discount rate	0.25% decrease	$4.5	$4.4	$4.8
Inflation rate	0.25% increase	0.8	0.8	1.1
Mortality rate	1 year increase in life expectancy	4.0	3.8	4.0
The above sensitivity analyses are based on a change in one assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions, the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the defined benefit liability (asset) recognized in the consolidated statement of financial position.
The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.
No asset-liability matching is used to determine the investment strategy.
The major categories of plan assets are listed below:

In millions	December 31, 2025	December 31, 2024
Corporate bonds	$74.5	$66.0
US equities	29.3	30.0
Government bonds	32.7	29.8
Other equities	22.1	22.3
Other including cash	6.5	5.1
Total	$165.1	$153.2
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

The estimated contributions to the pension plans in the 2026 financial year are expected to be approximately $3.8 million.
The weighted average duration of the defined benefit obligations was 10.8 years in 2025, 10.5 years in 2024 and 10.7 years in 2023.
NOTE 8. DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES
Depreciation and amortization by asset type

	For the year ended December 31,
In millions	2025	2024	2023
Amortization:
Customer relationship	$26.4	$23.8	$23.8
Other intangible assets	70.7	37.7	37.6
Depreciation:
Buildings and constructions	64.7	44.3	34.3
Machinery and equipment	54.0	43.3	37.8
Right-of-use buildings and constructions	159.1	115.4	79.0
Right-of-use machinery and equipment	9.3	9.3	8.4
Total	$384.2	$273.8	$220.9
Depreciation, amortization and impairment by function

	For the year ended December 31,
In millions	2025	2024	2023
Cost of goods sold	$53.8	$38.0	$38.0
Selling, general and administrative expenses	330.4	235.8	182.9
Impairment losses on non-financial assets	6.7	—	—
Total	$390.9	$273.8	$220.9
Impairment losses by asset type
No impairment losses on goodwill and trademarks were recognized for the years ended December 31, 2025, 2024, and 2023, respectively. Impairment losses on other intangible assets of $6.7 million, nil and nil were recognized for the years ended December 31, 2025, 2024, and 2023, respectively.
Impairment testing of goodwill and indefinite-lived intangible assets
Goodwill and indefinite-lived intangible assets are tested for impairment annually as of October 1st, and whenever events or changes in circumstances indicate that the carrying amount may exceed the recoverable amount. The Company assesses whether any significant events or changes in circumstances have occurred between the annual impairment testing date and December 31st that would require an updated impairment assessment.
The Company's trademarks have an indefinite useful life as they are well known, long-standing and well-established within their respective markets. Management is focused on the continued investment in its products and brand awareness, and has assessed that the trademarks will generate net cash inflows for the Company for an indefinite period. Therefore, trademarks are carried at cost and are not amortized.
Goodwill is monitored by management at the brand CGU level, the level at which it and other intangible assets with indefinite lives are tested for impairment. As a result, the CGUs are as follows: Arc’teryx, Salomon, Ball & Racquet Sports, Winter Sports Equipment and Peak Performance.

Goodwill and trademarks were allocated to CGUs as follows:

	Goodwill		Trademarks
In millions	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Arc’teryx	$1,352.8	$1,264.0	$920.6	$866.6
Salomon	729.9	640.1	684.3	604.9
Ball & Racquet Sports	152.1	149.6	550.5	550.5
Winter Sports Equipment	103.5	74.0	141.0	124.6
Peak Performance	—	—	159.4	132.5
Total	$2,338.3	$2,127.7	$2,455.8	$2,279.1
The impairment tests were performed as of October 1, 2025, and December 31, 2024, respectively. The recoverable amounts of all CGUs were determined as the higher of the VIU and the fair value less costs of disposal. As of October 1, 2025, the recoverable amounts were estimated using both the income approach and the market approach. The income approach was calculated using the discounted cash flow method, which included cash flow projections based on a 10-year financial forecast, of which the first 5-years were prepared by management and reviewed by the Company’s Board of Directors. To better reflect medium to long-term growth strategies and expectations for the CGUs in growing markets, the financial forecast after the first 5-year period was extrapolated for a further 5-years to the terminal value growth rates noted below. Management used assumptions regarding future market and economic conditions, including expected economic growth, inflation rates, market share, revenue growth and margin development. The cash flow projections were discounted back to present value using CGU-specific risk-adjusted discount rates. While post-tax discount rates were applied in the valuation models, the equivalent pre-tax discount rates are disclosed as a key assumption below. The market approach utilized revenue and EBITDA multiples of guideline public companies with similar operational and economic characteristics, depending on the profitability and growth profile of the respective CGUs.
The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and have been based on forecasted and historical data from external and internal sources. For all CGUs, the key assumptions were revenue compound annual growth rate (first 5-year and second 5-year periods), operating profit margin and pre-tax discount rate.
The specific quantitative inputs applied to CGUs for which a reasonably possible change in key assumptions could result in impairment were as follows:

	2025
	Ball & Racquet Sports	Winter Sports Equipment	Peak Performance
Revenue compound annual growth rate (2026-2030)	7.2%	3.0%	14.5%
Revenue compound annual growth rate (2031-2035)	5.0%	3.1%	8.8%
Operating profit margin (2026-2030)	Improving	Improving	Improving
Pre-tax discount rate	11.5%	9.9%	14.5%

	2024
	Ball & Racquet Sports	Winter Sports Equipment	Peak Performance
Revenue compound annual growth rate (2025-2029)	11.4%	5.2%	8.8%
Revenue compound annual growth rate (2030-2034)	7.3%	4.4%	6.6%
Operating profit margin (2025-2029)	Improving	Improving	Improving
Pre-tax discount rate	14.0%	11.5%	11.9%

The terminal value is derived from the Gordon Growth model. As of October 1, 2025, the terminal value growth rates used ranged from 3.5% to 4.5% which is in line with long-term nominal GDP growth of the economies in which the CGUs primarily operate, per external and reliably-sourced economic forecast data.
The estimated recoverable amount of the Ball & Racquet Sports CGU exceeded its carrying amount by $108.0 million and $448.8 million as of October 1, 2025, and December 31, 2024, respectively.
The estimated recoverable amount of the Winter Sports Equipment CGU exceeded its carrying amount by $31.0 million and $95.3 million as of October 1, 2025, and December 31, 2024, respectively.
The estimated recoverable amount of the Peak Performance CGU exceeded its carrying amount by $46.0 million and $66.5 million as of October 1, 2025, and December 31, 2024, respectively.
Sensitivity Analysis
Management performed sufficient sensitivity analyses to conclude that a reasonably possible change in key assumptions for the Arc’teryx and Salomon CGUs would not cause the carrying amounts of these CGUs to exceed the recoverable amounts.
Certain assumptions applied by management for calculating the recoverable amounts are sensitive to change and could cause the carrying amounts to exceed the recoverable amounts within the next 12 months.
Although there was no impairment of goodwill relating to the Ball & Racquet Sports, Winter Sports Equipment and Peak Performance CGUs as of October 1, 2025, and December 31, 2024, the recoverable amount is sensitive to changes in key assumptions, such that reasonably possible changes in key assumptions could result in an impairment. As a result, there is a risk of impairment within the next 12 months if the business performance of the CGUs or economic factors negatively diverge from forecasts or assumptions as of the valuation date. The following tables show the amount by which the key assumptions would need to change to result in the carrying amounts being equal to the recoverable amounts:

	2025
%	Ball & Racquet Sports	Winter Sports Equipment	Peak Performance
Revenue compound annual growth rate (first 5-years)	(10.0)%	(1.0)%	(13.9)%
Revenue compound annual growth rate (second 5-years)	(12.7)%	(1.3)%	(20.5)%
Operating profit margin	(1.9)%	(0.2)%	(3.8)%
Pre-tax discount rate	1.2%	0.1%	1.7%

	2024
%	Ball & Racquet Sports	Winter Sports Equipment	Peak Performance
Revenue compound annual growth rate (first 5-years)	(6.1)%	(4.2)%	(6.3)%
Revenue compound annual growth rate (second 5-years)	(12.6)%	(7.9)%	(8.5)%
Operating profit margin	(1.8)%	(1.6)%	(2.0)%
Pre-tax discount rate	2.2%	1.2%	1.6%
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
Share-based payment expense, which is classified as selling, general, and administrative expenses on the consolidated statement of income and loss and comprehensive income and loss was as follows:

	For the year ended December 31,
In millions	2025	2024	2023
Restricted and performance share units	$29.1	$12.1	$—
Equity-settled share options	8.1	7.4	10.7
Cash-settled awards	—	1.8	35.3
Total	$37.2	$21.3	$46.0
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
The Company started recognizing share-based payment expenses for equity-settled awards and cash-settled awards during the fourth quarter of the fiscal year ended December 31, 2023, as management deemed the public offering of the shares of the Company probable on December 28, 2023. The expenses were booked against Other reserves for the equity-settled awards and against Other current liabilities and Other non-current liabilities for the cash-settled awards, which reflected the vesting through the date the awards became probable of being earned. Upon option exercise, the associated expense is reclassified from Other Reserves to Share Capital and Share Premium.
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

The incremental fair value of the modified options at the dates of the modifications was determined based on a Monte Carlo simulation model. Subsequent to the modifications above, all awards under the 2019 and 2023 ESOP plans are equity settled, except for the cash compensation payable upon vesting for Group awards. For equity-settled awards, the incremental compensation cost will be recognized as an expense over the remaining vesting period, starting from the modification date. For cash-settled awards, the modified terms were reflected in the remeasurement of the liability as of December 31, 2024.
The number and weighted-average exercise prices of share options under the 2019 ESOP and 2023 ESOP were as follows:

2019 & 2023 ESOP:	2025		2024		2023
	Number of options	Weighted average exercise price (USD)	Number of options	Weighted average exercise price (USD) (1) (2)	Number of options	Weighted average exercise price (USD) (1) (2)
Outstanding at January 1st	12,707,243	$10.02	14,911,455	$9.56	9,640,694	$9.16
Granted during the year	—	—	—	—	5,309,094	10.30
Forfeited during the year	(201,148)	9.48	(780,114)	11.03	(38,333)	10.55
Exercised during the year	(3,631,101)	10.14	(1,424,098)	8.48	—	—
Outstanding at December 31st	8,874,994	9.98	12,707,243	10.02	14,911,455	9.56
Exercisable at December 31st	4,505,505	$9.90	8,299,943	$9.74	—	$—
__________________________________________________
(1)Immediately prior to the completion of the IPO, the Company effected a 3.3269-for-1 share split of its ordinary shares (the “Share Split”). The number of options and weighted average exercise prices in the table above have been adjusted retrospectively to reflect the increase in the number of ordinary shares outstanding resulting from the Share Split. Refer to Note 18. Shareholders’ Equity for additional information.
(2)As a result of the change in currency of the exercise price, management converted the weighted average exercise price from EUR to USD for the years ended December 31, 2024 and 2023, respectively, to maintain the comparability of the disclosure.
The options outstanding had a remaining contractual life of 4 years, 5 years, and 6 years as of December 31, 2025, 2024, and 2023, respectively. Options granted under the 2019 ESOP and 2023 ESOP expire on November 27, 2029 and December 31, 2029, respectively.
Fair value of options granted and modified
The fair value of the options has been measured using a Monte Carlo simulation model. Service and non-market performance conditions attached to the options were not taken into account in measuring fair value. The market performance condition was taken into account in measuring fair value. Equity-settled awards are measured on the grant date while cash-settled awards are remeasured until settlement. There were no modifications or remeasurements of the awards in 2025.

The inputs used in the measurement of the fair values of equity-settled awards at the respective modification dates and the re-measurement of the fair values of cash-settled awards as of December 31, 2024 were as follows:

ESOP 2019 & 2023 Plans	Equity-settled awards	Cash-settled awards
	Fair value at re-measurement dates:	Remeasured fair value at December 31, 2024
Cash compensation payable of group performance-based options	N/A	$0.22 - $4.92
Fair value of underlying share at re-measurement dates	$13.00 - $18.94	N/A
Exercise price	$7.70 - $14.19	N/A
Expected volatility	39.8% - 44.4%	42.2%
Expected life	1.03 - 5.19 years	0.09 - 1.75 years
Expected dividends	—%	—%
Risk-fee interest rate	4.0% - 4.8%	4.6%
The inputs used in the measurement of the fair values of equity-settled awards as at respective grant dates and the re-measurement of the fair values of cash- settled awards as of December 31, 2023 were as follows:

ESOP 2019 & 2023 Plans (1) (2)	Equity-settled awards		Cash-settled awards
	Fair value at grant dates (EUR):	Fair value at grant dates (USD):	Remeasured fair value at period end dates (EUR):	Remeasured fair value at period end dates (USD):
Time vested options	€5.50 - €8.37	$6.07 - $9.25	€6.55 - €10.75	$7.24 - $11.87
Brand performance-based options	€5.13 - €6.87	$5.67 - $7.59	€5.61 - €10.98	$6.20 - $12.14
Group performance-based options	€1.74 - €3.23	$1.92 - $3.57	€7.38 - €7.51	$8.15 - $8.29
Fair value of underlying share at measurement dates	€12.40 - €14.02	$13.70 - $15.49	€17.13	$18.93
Exercise price	€7.09 - €9.68	$7.84 - $10.69	€7.09 - €12.92	$7.74 - $14.11
Expected volatility	40.3% - 45.5%	40.3% - 45.5%	40.0% - 44.0%	40.0% - 44.0%
Expected life	1.63 - 6.00 years	1.63 - 6.00 years	1.25 - 4.25 years	1.25 - 4.25 years
Expected dividends	—%	—%	—%	—%
Risk-free interest rate	2.3% - 3.2%	2.3% - 3.2%	2.0% - 2.9%	2.0% - 2.9%
________________________________________________
(1)Immediately prior to the completion of the IPO, the Company effected the Share Split. The share values in the table above have been adjusted retrospectively to reflect the increase in the number of ordinary shares outstanding resulting from the Share Split. Refer to Note 18. Shareholders’ Equity for additional information.
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
Amer Sports, Inc. 2024 Omnibus Incentive Plan
On January 31, 2024, the Board approved the Omnibus Incentive Plan which provides for share options, (including incentive stock options and nonqualified stock options), share appreciation rights, restricted shares, RSUs, performance awards, other cash-based awards and other share-based awards. The maximum number of shares originally authorized for issuance upon the exercise of incentive share options under the Omnibus Incentive Plan is 39,159,968. As of December 31, 2025, the total number of shares available for issuance upon the exercise of incentive share options under the Omnibus Incentive Plan is 36,745,289.
The Company made grants of RSUs that generally vest ratably over a period of three years, subject to continued employment of the recipients. The Company also made grants of PSUs, which generally vest at the end of a three-year period, subject to continued employment and the achievement of certain revenue and Adjusted EBITDA targets. The associated expense is recorded in Other reserves for the restricted and performance share units over the vesting period of the award; upon vesting, the associated expense is reclassified from Other Reserves to Share Capital and Share Premium.
Fair value of units granted
The fair value of the RSUs and PSUs has been measured as the closing market stock price on the grant date.
The following table summarizes the activity in RSUs and PSUs for employees and non-employee directors during the years ended December 31, 2025 and December 31, 2024:

	2025				2024
	RSUs		PSUs		RSUs		PSUs
	Number of units	Weighted Average Grant Date Fair Value	Number of units	Weighted Average Grant Date Fair Value	Number of units	Weighted Average Grant Date Fair Value	Number of units	Weighted Average Grant Date Fair Value
Outstanding at January 1,	1,018,974	$13.63	1,888,821	$14.55	—	$—	—	$—
Granted during the year	732,553	27.69	1,208,391	27.32	1,101,085	13.63	2,012,596	14.55
Vested during the year	(380,949)	13.84	(24,141)	15.37	(21,079)	13.64	(16,412)	14.55
Forfeited during the year	(98,989)	18.74	(202,986)	18.82	(61,032)	13.64	(107,363)	14.55
Outstanding at December 31,	1,271,589	$21.27	2,870,085	$19.62	1,018,974	$13.63	1,888,821	$14.55

NOTE 10. NET FINANCE COST

	For the year ended December 31,
In millions	2025	2024	2023
Interest expense
Interest expense on interest-bearing debt	$(62.1)	$(174.2)	$(158.9)
Interest expense on lease liabilities	(33.1)	(22.4)	(12.2)
Interest expense to related parties	—	(21.6)	(227.5)
Interest expense related to pension liabilities	(0.4)	(0.5)	(0.9)
Other interest expense	(2.1)	(0.3)	1.9
	(97.7)	(219.0)	(397.6)

Foreign currency exchange gains/(losses), net & other finance costs
Exchange rate gains/(losses)	19.3	(54.2)	(5.3)
Change in fair value of interest rate derivative instruments not used in hedge accounting	—	(1.1)	(2.5)
Other finance cost	(5.3)	(12.3)	(8.1)
	14.0	(67.6)	(15.8)

Loss on debt extinguishment	—	(31.8)	—

Interest income	6.4	8.8	6.4

Net finance cost	$(77.3)	$(309.6)	$(407.0)
NOTE 11. INCOME TAXES

	For the year ended December 31,
In millions	2025	2024	2023
Current income tax expense
Current period	$253.2	$137.4	$140.7
Adjustment in respect of prior periods	(2.3)	(1.3)	0.1
	250.9	136.1	140.8
Deferred income tax expense
Deferred taxes of deferred tax assets	(81.7)	(46.2)	(24.0)
Deferred taxes of deferred tax liabilities	2.2	(4.6)	(10.6)
Adjustment in respect of prior periods	12.7	(2.5)	(2.0)
Total deferred income tax expense	(66.8)	(53.3)	(36.6)

Income tax expense	$184.1	$82.8	$104.2

Reconciliation between income taxes at local tax rates in different countries and the total tax expense in the statement of income and loss and other comprehensive income and loss:

	For the year ended December 31,
In millions	2025	2024	2023
Income/(Loss) before income tax expense	$624.5	$161.2	$(104.6)
Effective tax rate	29%	51%	(100)%
Income tax using the effective tax rate	184.1	82.8	104.2

Taxes at local rates applicable to earnings in countries concerned	160.6	51.8	53.0
Changes in recognition of deferred tax assets related to net operating losses	(51.1)	28.8	17.8
Withholding taxes	33.0	22.3	13.4
Deferred taxes on temporary differences which were not recognized	14.9	18.0	17.0
Changes in tax rates	15.4	0.2	0.2
Other US taxes (BEAT & GILTI)	—	(0.3)	0.1
Permanent differences	8.1	3.0	0.4
Change in unrecognized deferred taxes	—	(1.4)	—
Taxes for prior periods	10.3	(3.8)	(1.9)
Foreign tax credits	(6.0)	(9.6)	(6.1)
Changes in uncertain tax positions	(1.1)	(28.3)	10.3
Other	—	2.1	0.0
Taxes recognized in the consolidated statement of income and loss	$184.1	$82.8	$104.2
The table above shows a reconciliation between tax expense and the product of income (loss) before income tax expense multiplied by the average tax rate. The average tax rate is a quotient from the Company’s income (loss) before income tax expense and tax expense. The taxes at local rates applicable to earnings in countries concerned include the aggregate of income taxes prepared by using the local statutory rate in each individual jurisdiction. The primary reconciling items include changes in the recognition of deferred tax assets related to net operating losses in specific jurisdictions, withholding taxes, unrecognized deferred tax assets related to unused interest expense and tax loss carryforwards, and the impact of changes in enacted income tax rates.

DEFERRED TAX ASSETS AND LIABILITIES
The major components of deferred tax assets and liabilities are comprised of the following:

In millions	December 31, 2025	December 31, 2024
Deferred tax assets:
Provisions	$106.1	$87.1
Carryforward of unused tax losses	50.2	32.8
Employee benefits	29.7	19.3
Impairment	—	3.1
Fair value adjustments	8.6	—
Foreign tax credits	3.0	0.6
Unrecognized profit on internal sales of inventory	20.4	14.8
Other temporary differences	34.0	19.8
Total	$252.0	$177.5

Deferred tax liabilities:
Depreciation differences	(22.5)	(22.1)
Difference between carrying value and fair value adjustment due to acquisition of Amer Sports Corporation
Trademarks	(572.3)	(481.3)
Other intangible assets	(34.8)	(36.2)
Property, plant and equipment	(12.8)	(23.2)
	(619.9)	(540.7)
Fair value adjustments	—	(0.9)
Other temporary differences (1)	(45.0)	(33.6)
Total	(687.4)	(597.3)

Net deferred tax liabilities	$(435.4)	$(419.8)
________________________________________________________
(1)Primarily consists of deferred tax liabilities related to customer and marketing related intangibles.
Deferred taxes recognized in the statement of financial position:

In millions	December 31, 2025	December 31, 2024
Deferred tax assets	$84.1	$67.6
Deferred tax liabilities	(519.5)	(487.4)
Total	$(435.4)	$(419.8)

The change in the components of deferred tax assets and liabilities for the year are as follows:

In millions	January 1, 2025	Charge in consolidated statement of income/(loss)	Translation differences	Charged to OCI	Other	December 31, 2025
Provisions	$87.1	$11.8	$3.0	$—	$4.2	$106.1
Carryforward of unused tax losses	32.8	35.8	(3.8)	—	(14.6)	50.2
Employee benefits	19.3	10.2	1.0	(2.1)	1.3	29.7
Impairment	3.1	(3.1)	—	—	—	—
Fair value adjustments	(0.9)	0.6	(0.4)	13.5	(4.2)	8.6
Foreign tax credits	0.6	1.7	—	—	0.7	3.0
Unrecognized profit on internal sales of inventory	14.8	2.5	3.1	—	—	20.4
Depreciation differences	(22.1)	(0.3)	(0.1)	—	—	(22.5)
Difference between carrying value and fair value adjustment due to acquisition of Amer Sports Corporation	(540.7)	2.0	(36.1)	—	(45.1)	(619.9)
Other temporary differences	(13.8)	5.6	(3.5)	—	0.7	(11.0)
Total	$(419.8)	$66.8	$(36.8)	$11.4	$(57.0)	$(435.4)

In millions	January 1, 2024	Charge in consolidated statement of income/(loss)	Translation differences	Charged to OCI	Other	December 31, 2024
Provisions	$65.6	$24.4	$0.2	$—	$(3.1)	$87.1
Carryforward of unused tax losses	21.8	14.0	(3.0)	—	—	32.8
Employee benefits	2.0	0.8	(0.5)	(0.4)	17.4	19.3
Impairment	3.0	—	0.1	—	—	3.1
Fair value adjustments	7.9	—	(1.1)	(7.7)	—	(0.9)
Foreign tax credits	0.6	—	(0.1)	—	0.1	0.6
Unrecognized profit on internal sales of inventory	14.0	1.7	(0.9)	—	—	14.8
Depreciation differences	(21.1)	(3.9)	0.2	—	2.7	(22.1)
Difference between carrying value and fair value adjustment due to acquisition of Amer Sports Corporation	(588.8)	10.5	37.6	—	—	(540.7)
Other temporary differences	(18.3)	5.8	2.9	—	(4.2)	(13.8)
Total	$(513.3)	$53.3	$35.4	$(8.1)	$12.9	$(419.8)

Recognized tax losses:

In millions		Amount of losses		Amount of deferred tax assets relating to losses
Jurisdiction	Expiry	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Canada	20 years	$70.5	$23.0	$13.5	$6.0
France	indefinite	32.4	59.8	8.1	15.0
Sweden	indefinite	51.8	—	10.7	—
The United States	indefinite	52.2	36.9	14.0	7.9
Austria	indefinite	10.5	9.3	2.4	2.1
Other	indefinite	—	—	—	1.8
Total				$48.7	$32.8
Unrecognized tax attributes:

In millions	December 31, 2025	December 31, 2024
Unused tax losses carried forward, for which no deferred tax assets were recognized	$166.8	$274.9
Other temporary differences, for which no deferred tax assets were recognized	1,128.8	797.1
Unrecognized net deferred tax assets	262.7	227.0
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

In December 2021, the OECD introduced the Global Anti-Base Erosion (GloBE) Rules, which set out global minimum tax rules designed to ensure that large multinational businesses with group annual revenue of EUR 750 million or more pay a minimum effective rate of tax of 15% on profits in all their operating countries (referred to as “Pillar Two”). Countries may also implement their own domestic minimum tax regimes. Global minimum tax rules have been enacted in certain jurisdictions in which we are subject to income taxes. To provide transitional relief for Pillar Two tax compliance and administrative burden, the OECD has introduced a Framework for Transitional Safe Country-by-Country Reporting (“CbCR”) Safe Harbors applicable for a Transition Period covering the years ended December 31, 2024, to December 31, 2026.

Jurisdictions in which the Company operates have implemented the Pillar Two EU Directive and it is applicable as of December 31, 2024. The Company took measures to assess its exposure to Pillar Two minimum taxation, and no material top-up taxes arose for the Company for the years ended December 31, 2025 and 2024. The Company will monitor the development of regulatory updates, as the OECD is expected to publish additional guidance. The Company will continue to assess the impact of the Pillar Two income taxes legislation on its future financial performance.

NOTE 12. INTANGIBLE ASSETS

In millions	Goodwill	Trademarks	Customer relationship	Other intangibles	Intangible advances paid and development in progress	Total
Initial cost at January 1, 2025	$2,304.4	$2,297.4	$270.3	$462.4	$52.4	$5,386.9
Business combinations	23.6	—	19.1	5.3	—	48.0
Additions	2.5	—	—	12.0	36.9	51.4
Disposals	—	—	—	(10.4)	—	(10.4)
Transfers	—	—	—	17.9	(17.9)	—
Other	45.1	—	—	—	—	45.1
Translation differences	136.4	179.7	32.7	(2.9)	6.0	351.9
Balance at December 31, 2025	$2,512.0	$2,477.1	$322.1	$484.3	$77.4	$5,872.9
Accumulated amortization and impairment losses at January 1, 2025	176.7	18.3	132.1	342.0	—	669.1
Amortization during the period	—	—	26.4	70.7	—	97.1
Impairment losses	—	—	—	6.7	—	6.7
Disposals	—	—	—	(9.7)	—	(9.7)
Translation differences	(3.0)	3.0	15.3	(25.9)	—	(10.6)
Balance at December 31, 2025	173.7	21.3	173.8	383.8	—	752.6

Total Balance at December 31, 2025	$2,338.3	$2,455.8	$148.3	$100.5	$77.4	$5,120.3

In millions	Goodwill	Trademarks	Customer relationship	Other intangibles	Intangible advances paid and development in progress	Total
Initial cost at January 1, 2024	$2,457.9	$2,446.8	$287.8	$486.4	$4.1	$5,682.9
Additions	0.8	—	—	6.6	66.3	73.7
Disposal of subsidiary	(0.5)	—	—	(11.4)	—	(11.9)
Disposals	—	—	—	(12.8)	—	(12.8)
Transfers	—	—	—	16.1	(16.1)	—
Translation differences	(153.8)	(149.4)	(17.5)	(22.5)	(1.9)	(345.1)
Balance at December 31, 2024	$2,304.4	$2,297.4	$270.3	$462.4	$52.4	$5,386.9
Accumulated amortization and impairment losses at January 1, 2024	187.9	19.8	115.5	341.1	—	664.3
Amortization during the period	—	—	23.8	37.7	—	61.5
Disposal of subsidiary	—	—	—	(7.6)	—	(7.6)
Disposals	—	—	—	(11.7)	—	(11.7)
Translation differences	(11.2)	(1.5)	(7.2)	(17.5)	—	(37.4)
Balance at December 31, 2024	176.7	18.3	132.1	342.0	—	669.1

Total Balance at December 31, 2024	$2,127.7	$2,279.1	$138.2	$120.4	$52.4	$4,717.8
Other intangibles is primarily comprised of capitalized software.

The Company’s contractual commitments for the acquisition of intangible assets as of December 31, 2025 and December 31, 2024 were $5.7 million and $18.7 million, respectively.
NOTE 13. PROPERTY, PLANT AND EQUIPMENT

In millions	Land	Buildings and constructions	Machinery and equipment	Advances paid and construction in progress	Property, plant and equipment
Initial cost at January 1, 2025	$35.6	$476.5	$490.5	$48.5	$1,051.1
Additions	0.3	75.1	39.2	118.0	232.6
Disposals	(0.1)	(28.6)	(17.9)	—	(46.6)
Transfers	—	61.0	52.7	(113.7)	—
Translation differences	3.6	30.9	36.3	4.3	75.1
Balance at December 31, 2025	$39.4	$614.9	$600.8	$57.1	$1,312.2
Accumulated depreciation and impairment losses at January 1, 2025	—	208.1	293.5	—	501.6
Depreciation during the period	—	64.7	54.0	—	118.7
Disposals	—	(23.9)	(16.3)	—	(40.2)
Transfers	—	—	—	—	—
Translation differences	—	15.2	19.1	—	34.3
Balance at December 31, 2025	—	264.1	350.3	—	614.4

Total Balance at December 31, 2025	$39.4	$350.8	$250.5	$57.1	$697.8

In millions	Land	Buildings and constructions	Machinery and equipment	Advances paid and construction in progress	Property, plant and equipment
Initial cost at January 1, 2024	$35.9	$374.9	$457.0	$74.9	$942.7
Additions	1.4	66.9	37.2	118.5	224.0
Disposal of subsidiary	—	—	(6.7)	(0.4)	(7.1)
Disposals	—	(28.3)	(30.8)	(0.7)	(59.8)
Transfers	—	82.0	58.1	(140.1)	—
Translation differences	(1.7)	(19.0)	(24.3)	(3.7)	(48.7)
Balance at December 31, 2024	$35.6	$476.5	$490.5	$48.5	$1,051.1
Accumulated depreciation and impairment losses at January 1, 2024	—	201.1	299.6	—	500.8
Depreciation during the period	—	44.3	43.3	—	87.6
Disposal of subsidiary	—	—	(4.3)	—	(4.3)
Divestments and disposals	—	(28.2)	(29.3)	—	(57.5)
Translation differences	—	(9.1)	(15.8)	—	(24.9)
Balance at December 31, 2024	—	208.1	293.5	—	501.6

Total Balance at December 31, 2024	$35.6	$268.4	$197.0	$48.5	$549.5
Refer to Note 8. Depreciation, Amortization, and Impairment Losses for additional information regarding the Company’s impairment assessments.

The Company’s contractual commitments for the acquisition of property, plant and equipment as of December 31, 2025 and December 31, 2024 were $18.1 million and $22.5 million, respectively.
NOTE 14. NON-CURRENT FINANCIAL ASSETS AND CASH AND CASH EQUIVALENTS
Non-current financial assets
Non-current financial assets includes long-term deposits of $50.8 million and $38.1 million as of December 31, 2025 and 2024, respectively.
Other non-current financial assets includes financial assets at FVOCI related to shares in unlisted companies of $14.3 million and $12.6 million as of December 31, 2025 and 2024, respectively.
On initial recognition, the Company designated these investments to be measured at FVOCI since the investments are not held for trading and are not traded in an active market. The Company recorded a fair value gain of nil and $3.5 million in other comprehensive income and loss for the years ended December 31, 2025 and 2024, respectively. The Company used a market approach valuation technique to determine the fair value.
Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and demand deposits at financial institutions of $652.3 million and $345.4 million as of December 31, 2025 and 2024, respectively.
There are no utilization restrictions on our cash and cash equivalents as of December 31, 2025 and 2024, respectively, however, the repatriation of funds from Russia is currently only possible to a limited extent.
NOTE 15. INVENTORIES
The Company periodically reviews its inventories for excess amounts, obsolescence and declines in selling prices below cost and records an allowance against the inventory balance to account for these circumstances. The reviews require management to estimate future demand for products.
Gross and net inventories

In millions	December 31, 2025	December 31, 2024
Gross inventories	$1,663.9	$1,263.5
Net realizable value valuation provision	(41.8)	(40.2)
Net inventories	$1,622.1	$1,223.3

In millions	December 31, 2025	December 31, 2024
Net inventories
Finished goods	$1,526.5	$1,142.1
Work in progress	50.8	44.6
Raw materials and consumables	44.8	36.6
Total	$1,622.1	$1,223.3
Inventory write-downs, including the impact of inventory provisions, recorded in Cost of goods sold were $32.8 million, $42.5 million, and $16.3 million for the years ended December 31, 2025, 2024 and 2023, respectively.

NOTE 16. ACCOUNTS RECEIVABLE
Aging analysis of external accounts receivable and amounts recognized as expected credit loss reserve

In millions	December 31, 2025	December 31, 2024
Not due	$737.0	$576.7
1-30 days overdue	52.3	69.7
31-60 days overdue	16.6	13.9
61-90 days overdue	4.7	5.0
91-120 days overdue	0.8	1.0
More than 120 days overdue	9.6	16.7
Gross Accounts Receivable	$821.0	$683.0
Expected credit loss reserve	(11.7)	(16.1)
Net Accounts Receivable	$809.3	$666.9
Accounts receivable more than 120 days overdue is mainly related to the Company’s export business and specific payment plans have been agreed with the related distributors.
Bad debt write-offs were $10.7 million, $4.9 million, and $3.6 million for the years ended December 31, 2025, 2024, and 2023, respectively. The total impact on the consolidated statement of income loss and other comprehensive income and loss from bad debt write-offs and the change in the receivable reserve were $6.3 million, $1.9 million, and $2.4 million for the years ended December 31, 2025, 2024, and 2023, respectively.
NOTE 17. PREPAID EXPENSES AND OTHER ASSETS

In millions	December 31, 2025	December 31, 2024
Related to financing activities:
Prepaid interest	$20.1	$15.5
Derivative instruments	22.3	44.5
Related to operating and other activities:
Other tax receivables	39.0	34.2
Prepaid license fees	24.5	10.4
Prepaid advertising and promotion	5.3	8.4
Prepaid insurance	5.1	5.1
Promissory notes	4.4	7.0
Loan receivable	2.2	7.3
Other receivables	77.1	80.8
Total	$200.0	$213.2
NOTE 18. SHAREHOLDERS’ EQUITY
Share capital
The authorized share capital of the Company is EUR 75,000,000 divided into 2,495,175,000 shares of a nominal or par value of EUR 0.0300580119630888 each. As of December 31, 2025, there were 557,667,387 shares outstanding, amounting to share capital of $18.6 million. As of December 31, 2024, there were 553,631,196 shares outstanding, amounting to share capital of $18.6 million.

Immediately prior to the completion of the IPO, the Company (i) redesignated and reclassified each of the issued and outstanding class A voting shares and each of the issued and outstanding class B non-voting shares into a single class of ordinary shares, each entitled to one vote per share (collectively, the “Reclassification”) and (ii) effected the Share Split. Following the Reclassification and the Share Split, but before giving effect to the IPO, the Company had 384,499,607 ordinary shares issued and outstanding. After giving effect to the IPO, the Company had 505,249,607 ordinary shares issued and outstanding.
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
Reconciliation of number of shares outstanding

Number of shares	2025	2024
Shares outstanding as of January 1st	553,631,196	384,499,607
Shares sold externally	—	167,670,000
Shares issued due to exercise of share options and vesting of RSUs and PSUs	4,036,191	1,461,589
Shares outstanding as of December 31st	557,667,387	553,631,196
NOTE 19. BORROWINGS

In millions	December 31, 2025	December 31, 2024
Non-current borrowings	$792.3	$790.8
Other borrowings	142.8	136.5
Total	$935.1	$927.3

The scheduled payments of borrowings, excluding interest, in future financial years are summarized as follows:

In millions	December 31, 2025
2026	$142.8
2027	—
2028	—
2029	—
2030	—
Thereafter	800.0
Total repayments	942.8
Less: Unamortized debt discount	(5.3)
Less: Unamortized debt issuance costs	(2.4)
Total borrowings	935.1
Less: Current portion	(142.8)
Non-current portion	$792.3
Non-current borrowings
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
Other borrowings
Senior Facilities Agreement
In February 2024, the Company repaid all remaining borrowings under the Senior Facilities Agreement. As a result of the repayment, the Company recorded a loss on debt extinguishment of $14.3 million for the year ended December 31, 2024.
Senior Secured Credit Facilities
On February 16, 2024, the Company entered into a credit agreement, providing for (i) a 7-year $500.0 million term loan facility (the “USD Term Loan Facility”), (ii) a 7-year EUR 700.0 million term loan facility (the “EUR Term Loan Facility”) and together with the USD Term Loan Facility, the “New Term Loan Facilities”) and (iii) a $710.0 million 5-year revolving credit facility (the “Revolving Credit Facility”), which is available in U.S. dollars or Euros and is intended to assist with the Company’s short-term liquidity needs. Together, these facilities are referred to as the “Senior Secured Credit Facilities.”
On September 30, 2024, the Company prepaid $65.0 million on the USD Term Loan Facility. Simultaneously, the Company repriced its New Term Loan Facilities. There was no gain or loss recorded on the repricing. The Company incurred $2.3 million of transaction costs as a result of the repricing, which have been recorded to foreign currency exchange gains/(losses), net & other finance costs in the consolidated statement of income and loss and other comprehensive income and loss for the year ended December 31, 2024.
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

No amounts were outstanding on the Senior Secured Credit Facilities or the Revolving Credit Facility as of December 31, 2025 and 2024.
Standard Chartered Bank Facility
The Company, through its subsidiary in Switzerland, has an outstanding credit line with Standard Chartered Bank which allows for up to $120.0 million available, but not limited to be made in U.S. dollars, Euros, and British Pounds, in short-term loans for working capital requirements (“Standard Chartered Bank Facility”), which bears interest at the applicable SOFR, EURIBOR, and/or SONIA reference rate (depending on the currency of the draw down) and an agreed upon margin. Borrowings on the Standard Chartered Bank Facility were nil as of December 31, 2025 and 2024.
China Facilities
On September 2, 2024, Amer Sports (Shanghai) Trading Ltd., our wholly owned subsidiary, entered into a CNY 500 million unsecured working capital line of credit with China Merchants Bank Co., Ltd (the “September 2024 China Facility”), which bore interest at 3.0%. Borrowings on the September 2024 China Facility were $68.5 million as of December 31, 2024. The line of credit expired in September 2025 and was fully repaid.
On November 19, 2024, Amer Sports (Shanghai) Trading Ltd., our wholly owned subsidiary, entered into a CNY 500 million unsecured working capital line of credit with Bank of China Limited (the “November 2024 China Facility”), which bore interest at the one-year China Loan Prime Rate less 50 basis points, equivalent to 2.4% at the time of withdrawal on November 22, 2024. Borrowings on the November 2024 China Facility were $68.5 million as of December 31, 2024. The line of credit expired in November 2025 and was fully repaid.
On August 4, 2025, Amer Sports (Shanghai) Trading Ltd., our wholly owned subsidiary, entered into a CNY 540 million facility with Standard Chartered Bank (China) Limited, (the “August 2025 China Facility”), which includes bonds and guarantees of up to CNY 540 million and, at the option of the Company, either a CNY 500 million unsecured working capital line of credit or CNY 500 million synthetic loan. Borrowings under the working capital line of credit bear interest at a rate per annum equal to the one-year China Loan Prime Rate adjusted by an agreed upon spread equivalent to 2.15% at the date of withdrawal on August 21, 2025. The line of credit expires in August 2026. As of December 31, 2025, $71.4 million (based on the CNY/USD exchange rate on December 31, 2025), the full amount of the line of credit under the August 2025 China Facility was outstanding and included in Other Borrowings on the consolidated statement of financial position.
On October 20, 2025, Amer Sports (Shanghai) Trading Ltd., our wholly owned subsidiary, entered into a CNY 500 million facility with Bank of China Limited (the “November 2025 China Facility”), which bears interest at the one-year China Loan Prime Rate less 80 basis points, equivalent to 2.20% at the time of withdrawal on November 24, 2025. The line of credit expires in November 2026. As of December 31, 2025, $71.4 million (based on the CNY/USD exchange rate on December 31, 2025), the full amount of the line of credit under the November 2025 China Facility was outstanding and included in Other Borrowings on the consolidated statement of financial position.

NOTE 20. OTHER CURRENT LIABILITIES

In millions	December 31, 2025	December 31, 2024
Related to financing activities:
Payables related to derivatives	$68.2	$22.3
Accrued interest	27.5	23.2
Related to investing activities:
Contingent consideration	20.0	—
Related to operating and other activities:
Accrued personnel costs	299.8	244.1
Refund liabilities	169.8	115.7
Contract liabilities	99.3	68.4
Sales and value-added taxes	73.6	54.3
Accrued advertising and promotions	72.4	42.0
Goods in transit accruals	7.4	55.0
Accrued royalties	5.4	6.7
Other accrued liabilities	159.4	116.0
Total	$1,002.8	$747.7
NOTE 21. PROVISIONS

In millions	Product warranty	Restructuring	Other	Total
Balance at January 1, 2025	$25.0	$1.6	$13.0	$39.6
Provisions made during the year	9.5	11.1	17.4	38.0
Provisions used during the year	(9.5)	(10.0)	(2.5)	(22.0)
Provisions reversed during the year	(0.6)	(0.1)	(0.1)	(0.8)
Translation differences	1.1	0.3	1.5	2.9
Balance at December 31, 2025	$25.5	$2.9	$29.3	$57.7

Non-current provisions				$16.0
Current provisions				41.7
Total				$57.7

In millions	Product warranty	Restructuring	Other	Total
Balance at January 1, 2024	$24.2	$2.2	$9.0	$35.4
Provisions made during the year	12.2	22.2	2.2	36.6
Provisions used during the year	(10.0)	(22.6)	(0.7)	(33.3)
Provisions reversed during the year	(0.7)	(0.1)	(0.3)	(1.1)
Translation differences	(0.7)	(0.1)	2.8	2.0
Balance at December 31, 2024	$25.0	$1.6	$13.0	$39.6

Non-current provisions				$5.9
Current provisions				33.7
Total				$39.6

The majority of the provisions resulted from repair or replacement of products during their warranty period. Restructuring provisions result from severance, exit, and termination events. Other provisions include asset retirement obligations related to leased premises. The majority of provisions are realized within one year.
NOTE 22. LEASES
Carrying amounts of the right-of-use assets including the movements during the period from January 1 to December 31, 2025:

In millions	Land	Buildings	Machinery and equipment	Right-of-use assets
Initial cost at January 1, 2025	$0.3	$804.3	$60.1	$864.7
Additions	—	330.4	11.8	342.2
Modifications	—	28.7	(2.1)	26.6
Termination	—	(73.3)	(6.1)	(79.4)
Translation differences	0.0	44.1	6.9	51.0
Balance at December 31, 2025	$0.3	$1,134.2	$70.6	$1,205.1
Accumulated depreciation at January 1, 2025	0.1	295.8	44.5	340.4
Depreciation during the period	0.0	159.1	9.3	168.4
Modifications	—	(9.5)	(2.7)	(12.2)
Termination	—	(73.3)	(5.7)	(79.0)
Translation differences	0.0	18.4	5.7	24.1
Balance at December 31, 2025	0.1	390.5	51.1	441.7

Total Balance at December 31, 2025	$0.2	$743.7	$19.5	$763.4

Carrying amounts of the right-of-use assets including the movements during the period from January 1 to December 31, 2024:

In millions	Land	Buildings	Machinery and equipment	Right-of-use assets
Initial cost at January 1, 2024	$0.2	$538.9	$55.0	$594.1
Additions	0.1	279.7	8.6	288.4
Modifications and terminations	—	22.9	0.4	23.3
Disposal of subsidiary	—	(5.7)	—	(5.7)
Translation differences	0.0	(31.5)	(3.9)	(35.4)
Balance at December 31, 2024	$0.3	$804.3	$60.1	$864.7
Accumulated depreciation at January 1, 2024	0.0	236.6	40.4	277.0
Depreciation during the period	0.1	115.3	9.3	124.7
Modifications and terminations	—	(39.3)	(2.2)	(41.5)
Disposal of subsidiary	—	(3.9)	—	(3.9)
Translation differences	0.0	(12.9)	(3.0)	(15.9)
Balance at December 31, 2024	0.1	295.8	44.5	340.4

Total Balance at December 31, 2024	$0.2	$508.5	$15.6	$524.3

Carrying amounts of the lease liabilities including movements during the period from January 1, 2023 to December 31, 2025:

In millions	2025	2024
Balance at January 1,	$555.9	$339.8
Additions and modifications	407.7	320.4
Disposal of subsidiary	—	(2.0)
Interest expense	33.1	22.4
Payments	(178.7)	(124.7)
Balance at December 31,	$818.0	$555.9
Maturities of lease liabilities are summarized as follows:

In millions	December 31, 2025
2026	$198.8
2027	166.7
2028	137.9
2029	111.5
2030	82.3
Thereafter	280.4
Total lease payments	977.6
Less: present value adjustment	(159.6)
Present value of lease liabilities	$818.0
Lease expenses not included in the measurement of lease liabilities and recognized in selling, general, and administrative expense in the consolidated statement of income and loss and other comprehensive income and loss were $177.3 million for the year ended December 31, 2025, and were immaterial for the years ended December 31, 2024 and 2023, respectively. These expenses primarily relate to turnover-based rent and leases of short-term and low-value assets.
The weighted-average nominal interest rate for lease liabilities was 4.9% in 2025 and 5.6% in 2024.
The Company’s contractual lease commitments were $35.2 million and $15.6 million as of December 31, 2025 and 2024, respectively.
NOTE 23. COMMITMENTS

In millions	December 31, 2025	December 31, 2024
Guarantees	$21.5	$36.5
Other commitments	319.5	339.5
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

Ongoing litigation
The Company has extensive international operations and is involved in a number of legal proceedings, including product liability suits. Litigation is assessed on an ongoing basis by evaluating the probability of any potential financial impact. In management’s opinion, we have adequate legal defenses, insurance coverage, or accrued liabilities with respect to such proceedings. We do not expect that any settlement would have a material adverse effect on the consolidated statement of income and loss and other comprehensive income or loss or consolidated statement of financial position.
NOTE 24. GROUP COMPANIES

Group Holding, %	Jurisdiction	December 31, 2025	December 31, 2024
Amer Sports Holding (HK) Limited	Hong Kong SAR	100	100
Amer Sports Holding 3 Oy	Finland	100	100
Amer Sports Holding Oy	Finland	100	100
Amer Sports Corporation	Finland	100	100
Amer Industries EEU S.R.L.	Romania	100	100
Amer Sports (China) Co., Ltd.	China	100	100
Amer Sports Shanghai Commercial Limited	China	100	100
Amer Sports Digital Services Oy	Finland	100	100
Amer Sports Europe GmbH	Germany	100	100
Amer Sports Czech Republic s.r.o.	Czech Republic	100	100
Amer Sports Deutschland GmbH	Germany	100	100
Amer Sports Europe Services GmbH	Germany	100	100
Amer Sports Export GmbH	Germany	100	100
Amer Sports Spain, S.A.	Spain	100	100
Amer Sports UK Services Limited	United Kingdom	100	100
Amer Sports UK Limited	United Kingdom	100	100
Wilson Sporting Goods Co. Limited	United Kingdom	100	100
Amer Sports International Oy	Finland	100	100
Amer Sports New Zealand Limited	New Zealand	100	N/A
Amernet Holding B.V.	The Netherlands	100	100
Amer Sports Asia Services Limited	Hong Kong SAR	100	100
Amer Sports B.V.	The Netherlands	100	100
Amer Sports Canada Inc.	Canada	100	100
Arc’teryx Korea Inc.	South Korea	100	N/A
Amer Sports European Center AG	Switzerland	100	100
Amer Sports HK Limited	Hong Kong SAR	100	100
Amer Sports Macau Limited	Macau SAR	100	100
Amer Sports (Shanghai) Trading Ltd.	China	100	100
Shanghai Amer Sports Operating LTD	China	100	100
Shanghai JingAn Amer Sports Goods Co., Ltd.	China	100	100
Amer Sports Holding GmbH	Austria	100	100
Amer Sports Austria GmbH	Austria	100	100
Amer Sports Bulgaria EOOD	Bulgaria	100	100
Amer Sports Danmark ApS	Denmark	100	100
Amer Sports Global Business Services SP Zoo	Poland	100	100
Amer Sports Italia S.p.A.	Italy	100	100
Amer Sports Luxembourg S.a r.l	Luxembourg	100	100

Group Holding, %	Jurisdiction	December 31, 2025	December 31, 2024
Amer Sports Norge AS	Norway	100	100
Amer Sports Poland Sp. z o.o.	Poland	100	100
AO Amer Sports	Russia	100	100
Atomic Austria GmbH	Austria	100	100
Amer Sports Netherlands B.V.	The Netherlands	100	100
Amer Sports Sourcing Limited	Hong Kong SAR	100	100
Amer Sports Sourcing (Shenzhen) Limited	China	100	100
Amer Sports Sverige AB	Sweden	100	100
Amer Sports Vietnam Limited	Vietnam	100	100
Peak Performance Canada Inc.	Canada	100	100
Amer Sports Portugal, Unipessoal LDA	Portugal	100	100
Amer Sports Company	USA	100	100
Amer Sports Portland Design Center, Inc.	USA	100	100
Amer Sports Ski Acquisition Company	USA	N/A	100
Amer Sports US Financing LLC	USA	100	100
Amer Sports Winter & Outdoor Company	USA	100	100
Wilson Sporting Goods Co.	USA	100	100
Amer Sports Australia Pty Ltd	Australia	100	100
Amer Sports Brasil LTDA.	Brazil	100	100
Amer Sports Japan, Inc.	Japan	100	100
Amer Sports Korea Ltd.	South Korea	51	51
Amer Sports Malaysia Sdn Bhd	Malaysia	100	100
Wilmex Holding Company	USA	100	100
Nicaragua Apparel I Co.	USA	100	100
Nicaragua Apparel II Co.	USA	100	100
Nicaragua Apparel III Co.	USA	100	100
Wells Apparel Nicaragua, Sociedad Anonima	Nicaragua	100	100
Wilson Sporting Goods Co. de Mexico, S.A. de C.V.	Mexico	100	100
Amer Sports Holding S.A.S.	France	100	100
Amer Sports France S.A.S.	France	100	100
Salomon S.A.S.	France	100	100
Amer Sports SA	Switzerland	100	100
Amer Sports RO s.r.l.	Romania	100	100
Amer Sports Suomi Oy	Finland	100	100
Amer Sports Suomi Oy (Eesti filiaal)	Estonia	100	100
Amerintie 1 Oy	Finland	100	100
Amernet Holding Sverige AB	Sweden	100	100
Peak Performance Production AB	Sweden	100	100
Amer Sports Belgium	Belgium	100	100
Mascot Bidco Canada Inc.	Canada	100	100
Shanghai Xuhui Amer Sports Operation Co., Ltd	China	100	N/A

NOTE 25. CASH FLOW HEDGE RESERVE

In millions	2025	2024	2023
Balance at January 1st	$19.6	$(10.6)	$(3.1)
Cash flow hedge (losses)/gains deferred in shareholders’ equity	(76.5)	37.8	(9.4)
Deferred taxes	13.5	(7.7)	1.9
Balance at December 31st	$(43.4)	$19.6	$(10.6)
NOTE 26. RELATED PARTIES
Related parties of the Company are comprised of the following:

Owners, each with significant influence over Amer Sports, Inc.:
ANTA Sports Products Limited
FountainVest Partners
Anamered Investments Inc.
The Board of Directors of Amer Sports, Inc. (1)
The Executive Committee and the Global Leadership Team of Amer Sports, Inc. (1)
________________________________________________________
(1)Includes entities controlled or jointly controlled by members.
The subsidiaries of Amer Sports, Inc. are listed in Note 24. Group Companies.
Transactions with ANTA Sports

	For the year ended December 31,
In millions	2025	2024	2023
Purchases of goods and services from ANTA Sports and subsidiaries	$52.2	$31.4	$26.7
Sales of goods and services to ANTA Sports and subsidiaries	41.1	30.8	1.1
Sales to ANTA Sports are generally based on the same terms and conditions that apply to sales to third parties.
Design services
On August 26, 2025, Amer Sports (Shanghai) Trading Ltd., our wholly owned subsidiary, transferred a one-year agreement, dated as of February 6, 2025, from IBIC International Brand Management (Beijing) Co., Ltd. to Pipa International Business Management (Xiamen) Co., Ltd, an affiliate of ANTA Sports, covering design services for certain apparel and footwear. The contract value was approximately $0.5 million and terminated on February 5, 2026.

Warehousing and Logistics
On December 12, 2025, Amer Sports (Shanghai) Trading Ltd. and Amer Sports Shanghai Commercial Limited, our wholly owned subsidiaries, entered into a warehousing and logistics agreement with Fujian ANTA Logistics Information Technology Co., Ltd, a subsidiary of ANTA Sports, pursuant to which our warehousing and logistics operations in China will be operated by ANTA Sports’ warehousing and logistics network. This agreement is effective starting on January 1, 2026 and expires on December 31, 2030, subject to an optional renewal for a further five years, unless earlier terminated by either party. The estimated contract value is approximately $147.0 million over five years and is dependent on usage of services with no minimum commitment. The agreed pricing is subject to review every two years. Either party may terminate the agreement without liability by providing 180 days prior written notice.

Retail Distribution and Store Management
On December 10, 2025, Amer Sports HK Limited, our wholly owned subsidiary, entered into a three-year agreement with Avid Sports Singapore Pte Ltd (“Avid Sports”), a subsidiary of ANTA Sports, pursuant to which Avid Sports will serve as the operator of, and retail distributor for an Arc’teryx store in Singapore and will bear the associated operating costs. Avid Sports will purchase products from the Company at a discount to retail prices, and may sell such products solely through this store. The estimated contract value is approximately $7.6 million over three years and is dependent on services provided and products distributed with no minimum commitment. Either party may terminate the agreement without liability by providing six months prior written notice.
On December 18, 2025, Amer Sports (Shanghai) Trading Ltd., our wholly owned subsidiary, entered into an agreement with Quanzhou Qunli E-Commerce Co., LTD. (“Quanzhou Qunli”), a wholly owned subsidiary of ANTA Sports, pursuant to which Quanzhou Qunli will provide store management services, including but not limited to retail store personnel, for an Arc’teryx store in China for a fee of approximately $0.8 million over the two-year agreement.
Transactions with key management personnel
Key management personnel includes the Board of Directors of Amer Sports, Inc., the Executive Committee and the Global Leadership Team. Key management personnel prior to the IPO also included the Board of Directors of Amer Sports Holding 3 Oy.
Compensation to key management personnel recognized in the consolidated statement of income and loss and other comprehensive income and loss was as follows:

	For the year ended December 31,
In millions	2025	2024	2023
Salaries and other short-term employee benefits	$24.8	$21.8	$12.7
Post-employment benefits	1.7	1.5	0.5
Termination benefits	0.6	0.7	0.9
Share-based payments (1)	13.9	15.2	19.5
Other long-term benefits	0.2	—	0.3
Total	$41.2	$39.2	$33.9
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
Cash remuneration to the Board of Directors of $0.5 million and $0.4 million for the years ended December 31, 2025 and 2024, respectively, was recognized in the consolidated statement of income and loss and other comprehensive income and loss. Members of the Board of Directors do not have contractual retirement benefits with the Company, while certain members of the Board of Directors are participants to the Company’s Omnibus Incentive Plan.
No loans have been granted to key management personnel.

Transactions with Amer Sports Holding (Cayman) Limited (former parent company)

	For the year ended December 31,
In millions	2025	2024	2023
Interest expenses to the former parent company:
Investment Loan	$—	$19.1	$205.0
Facility A Loan	—	2.5	21.4
Total	$—	$21.6	$226.4
Balances in relation to transactions with related parties

In millions	December 31, 2025	December 31, 2024
ANTA Sports and subsidiaries
Current payables	$17.9	$11.3
Current receivables	7.6	10.4
Key management personnel
Provisions short and long-term incentive	12.6	7.9
Other short-term benefit liabilities	2.1	0.8
Entity controlled by a member of the board of directors of Amer Sports, Inc.
Right-of-use asset / Lease liability	0.7	0.8
Current payables to and receivables from ANTA Sports have a short-term maturity, are interest free and not secured.

NOTE 27. BALANCE SHEET VALUES OF FINANCIAL ASSETS AND LIABILITIES BY MEASUREMENT CATEGORIES

		December 31, 2025					December 31, 2024
In millions	Category	Carrying amount	Fair Value	Level 1	Level 2	Level 3	Carrying amount	Fair Value	Level 1	Level 2	Level 3
NON-CURRENT FINANCIAL ASSETS
Other non-current financial assets	Amortized cost	$54.4	$—	$—	$—	$—	$43.0	$—	$—	$—	$—
Other non-current financial assets	Fair value through OCI	14.3	14.3	—	—	14.3	12.6	12.6	—	—	12.6
Promissory notes	Amortized cost	—	—	—	—	—	4.2	4.2	—	—	4.2
Derivative financial instruments (3)
Foreign exchange derivatives - used in hedge accounting	Fair value through OCI	0.5	0.5	—	0.5	—	2.2	2.2	—	2.2	—
Cross Currency Swaps - used in hedge accounting	Fair value through OCI	1.5	1.5	—	1.5	—	—	—	—	—	—

CURRENT FINANCIAL ASSETS
Hold-to-collect accounts receivable	Amortized cost	750.8	—	—	—	—	630.7	—	—	—	—
Available for sale receivables	Fair value through OCI	58.5	58.5	—	—	58.5	36.2	36.2	—	—	36.2
Other non-interest yielding receivables (1)	Amortized cost	134.3	—	—	—	—	127.5	—	—	—	—
Promissory notes	Amortized cost	4.4	4.4	—	—	4.4	7.0	7.0	—	—	7.0
Derivative financial instruments (3)
Foreign exchange derivatives - used in hedge accounting	Fair value through OCI	11.5	11.5	—	11.5	—	38.9	38.9	—	38.9	—
Foreign exchange derivatives - not used in hedge accounting	Fair value through profit or loss	10.8	10.8	—	10.8	—	5.6	5.6	—	5.6	—
Cash and cash equivalents	Amortized cost	652.3	—	—	—	—	345.4	—	—	—	—

Total financial assets per level				$—	$24.3	$77.2			$—	$46.7	$60.0

		December 31, 2025					December 31, 2024
In millions	Category	Carrying amount	Fair Value	Level 1	Level 2	Level 3	Carrying amount	Fair Value	Level 1	Level 2	Level 3
NON-CURRENT FINANCIAL LIABILITIES
Non-current borrowings	Amortized cost	$792.3	$835.8	$—	$835.8	$—	$790.8	$809.0	$—	$809.0	$—
Non-current lease liabilities	Amortized cost	660.9	—	—	—	—	439.0	—	—	—	—
Other non-current liabilities	Amortized cost	4.0	—	—	—	—	13.6	—	—	—	—
Derivative financial instruments (3)
Foreign exchange derivatives - used in hedge accounting	Fair value through OCI	3.2	3.2	—	3.2	—	0.6	0.6	—	0.6	—
Cross Currency Swaps - used in hedge accounting	Fair value through OCI	—	—	—	—	—	1.2	1.2	—	1.2	—

CURRENT FINANCIAL LIABILITIES
Current other borrowings	Amortized cost	142.8	—	—	—	—	136.5	—	—	—	—
Current lease liabilities	Amortized cost	157.1	—	—	—	—	116.9	—	—	—	—
Accounts payable	Amortized cost	769.8	—	—	—	—	549.0	—	—	—	—
Other current liabilities (2)	Amortized cost	841.0	—	—	—	—	671.1	—	—	—	—
Contingent consideration related to acquisitions (2)	Fair value through profit or loss	20.0	20.0	—	—	20.0	—	—	—	—	—
Derivative financial instruments (3)
Foreign exchange derivatives - used in hedge accounting	Fair value through OCI	62.2	62.2	—	62.2	—	14.3	14.3	—	14.3	—
Foreign exchange derivatives - not used in hedge accounting	Fair value through profit or loss	6.0	6.0	—	6.0	—	8.0	8.0	—	8.0	—

Total financial liabilities per level				$—	$907.2	$20.0			$—	$833.1	$—

The following table presents a reconciliation of the Prepaid expenses and other assets and Accrued liabilities, as shown on the consolidated statement of financial position, with the Other non-yielding receivables and other current liabilities, respectively, as shown above:

In millions	December 31, 2025	December 31, 2024
(1) Other non-interest yielding receivables
Prepaid expenses and other assets	$200.0	$213.2
Less:
Other tax receivables	39.0	34.2
Derivative financial instruments	22.3	44.5
Promissory notes	4.4	7.0
Total	$134.3	$127.5

(2) Other current liabilities
Accrued liabilities	$1,002.8	$747.7
Less:
Other tax liabilities	73.6	54.3
Derivative financial instruments	68.2	22.3
Contingent consideration related to acquisitions	20.0	—
Total	$841.0	$671.1
(3)The values as per the consolidated statement of financial position of the derivatives have been recorded as they are disclosed in the Company’s consolidated statement of financial position and fair value reserve, and therefore cannot be reconciled with their actual fair values.
The following table presents the Company’s total financial assets and liabilities per measurement category:

In millions	December 31, 2025	December 31, 2024
FINANCIAL ASSETS
Amortized cost	$1,596.2	$1,157.8
Fair value through profit or loss	10.8	5.6
Fair value through OCI	86.3	89.9
Total	$1,693.3	$1,253.3

FINANCIAL LIABILITIES
Amortized cost	$3,367.9	$2,716.9
Fair value through profit or loss	26.0	8.0
Fair value through OCI	65.4	16.1
Total	$3,459.3	$2,741.0
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
All of the resulting fair value estimates are included in Level 2, except for unlisted equity securities, promissory notes and available for sale receivables, where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk. In cases where credit risk of counterparty is low and maturity is short-term, the carrying amount of such instrument approximates its fair value.
The following table shows the valuation technique used in measuring Level 3 fair values for financial instruments in the consolidated statement of financial position, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable input
Unlisted equity securities	Market comparison approach: fair value of unlisted equity securities is determined by reference to market multiples of comparable listed companies, adjusted by discount for lack of marketability.	(i) Sales growth factor (ii) Risk-adjusted discount rate

Promissory notes	The carrying amount approximates fair value due to the relatively short period to maturity of these instruments and low credit risk of counterparty.

Long-term promissory notes are valued using a discounted cash flow. Expected future cash inflows are discounted over the term of the respective contracts using market interest rates as at the reporting date, adjusted for the credit risk of the counterparty.	The carrying amount approximates fair value for short-term promissory notes due to the relatively short period to maturity of these instruments and low credit risk of counterparty.

For long-term promissory notes, the significant unobservable input is the risk adjusted discount rate.

Available-for-sale receivables	The carrying amount approximates fair value due to the short-term maturity of these instruments and low credit risk of counterparty.	The carrying amount approximates fair value due to the short-term maturity of these instruments and low credit risk of counterparty.

Contingent consideration related to acquisitions	The carrying amount approximates fair value due to the short-term maturity of this liability.	The carrying amount approximates fair value due to the short-term maturity of this liability.
As of each reporting year end, the Company analyzes the Level 3 fair values and performs an assessment of the movements, if any. The Company may engage external valuation experts to perform valuation on the Level 3 fair value if the amount involved is significant or the valuation process requires significant judgment.

The following table presents the changes in Level 3 items during the years:

In millions	Unlisted equity securities	Promissory notes	Available for sale receivables	Contingent consideration related to acquisitions
Opening balance January 1, 2024	$9.2	$6.8	$2.6	$—
Additions	—	54.0	318.1	—
Disposals	—	(48.9)	(284.5)	—
Gains recognized in OCI	3.5	—	—	—
Exchange rate losses	—	(0.7)	—	—
Closing balance December 31, 2024	12.6	11.2	36.2	—
Additions	1.8	29.5	86.5	20.0
Disposals	—	(37.0)	(64.2)	—
Exchange rate (losses)/gains	(0.1)	0.7	—	—
Closing balance December 31, 2025	$14.3	$4.4	$58.5	$20.0
NOTE 28. FINANCIAL RISK MANAGEMENT
Amer Sports, Inc. is exposed to customary financial risks such as commodity price risks, inflation risks, liquidity risks, foreign exchange and interest rate risks, counterparty and credit risks.
The Company’s Group Treasury function manages funding and liquidity risks, foreign exchange and interest rate risks, and credit risks. The Group Treasury function acts as an in-house bank providing financial services for subsidiaries within the Amer Sports Group.

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

INFLATION RISK
While inflationary pressures have moderated in certain markets, the costs of labor, raw materials and other inputs for Amer Sports’ products remain elevated and volatile, and may increase again. Amer Sports has experienced, and may continue to experience, higher than expected inflation, including escalating transportation, commodity and other supply chain costs and disruptions due to macroeconomic conditions, geopolitical events, supply chain disruptions, or changes in trade and monetary policy. If our costs are subject to significant inflationary pressures, Amer Sports may not be able to offset such higher costs through price increases or other cost-management initiatives, particularly if demand weakens or competitive conditions limit pricing flexibility, which could adversely affect its business, results of operations or financial condition and margins.

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

The Senior Secured Credit Facilities contains a number of covenants that, among other things and subject to certain exceptions, restrict the Company’s and its subsidiaries’ ability to incur additional indebtedness; create liens; enter into agreements and other arrangements that include negative pledge clauses; pay dividends on capital stock or redeem, repurchase or retire capital stock or subordinated indebtedness; make investments, loans, advances and acquisitions; merge, amalgamate or sell assets, including equity interests of subsidiaries; enter into sale and leaseback transactions; engage in transactions with affiliates; and enter into amendments of or waivers under subordinated indebtedness. The Credit Agreement also contains certain customary affirmative covenants.
The Revolving Credit Facility contains financial covenants that: (1) require the Company to maintain a maximum first lien net leverage ratio of not greater than 5.00:1.00 and (2) require the Company to maintain an interest coverage ratio of not less than 2.00:1.00, which increased to 2.25:1.00 as of the fiscal quarter ending December 31, 2025 and shall further increase to 2.50:1.00 as of the fiscal quarter ending December 31, 2026. The financial covenants contain a customary term loan facility standstill and customary cure rights.
The Company is in compliance with all financial and nonfinancial covenants as of December 31, 2025. There are no indications that the Company would have difficulties complying with the covenants over the next 12 months.
The Company is not subject to any externally imposed capital requirements.
LIQUIDITY RISK
At an operational level, the Company’s liquidity risks revolve around its cyclical need for working capital. Typically, the highest level of working capital has been reached in the third quarter, when short-term debt is tied up in inventories and accounts receivable.
The Company’s Treasury function has established several cash pooling structures with the Company’s relationship banks in order to manage the liquidity of the Company and manages liquidity that is outside cash pooling structures. Liquidity in excess of operating needs may be invested in line with the Company’s policies and the terms of the Senior Secured Credit Facilities agreement.
Under the Senior Secured Credit Facilities agreement, the Company has a five-year revolving credit facility of $710.0 million, which is available in U.S. dollars or Euros. No amounts were borrowed on the Revolving Credit Facility as of December 31, 2025. The Revolving Credit Facility, the two China Facilities, and the Standard Chartered Bank facility are intended to assist with Amer Sports’ short-term liquidity needs.
The following table summarizes the amount of contractual undiscounted future cash flow requirements of the Company’s financial liabilities as of December 31, 2025.

In millions	2026	2027	2028	2029	2030	Thereafter	Total
Non-current borrowings	$—	$—	$—	$—	$—	$800.0	$800.0
Interest on borrowings (1)	55.6	54.0	54.0	54.0	54.0	24.8	296.4
Lease liabilities	198.8	166.7	137.9	111.5	82.3	280.4	977.6
Other borrowings	142.8	—	—	—	—	—	142.8
Derivative financial liabilities	4,687.2	346.2	—	—	—	—	5,033.4
Accounts payable	769.8	—	—	—	—	—	769.8
Total	$5,854.2	$566.9	$191.9	$165.5	$136.3	$1,105.2	$8,020.0
__________________________________________________
(1)Interest on borrowings is calculated based on the loan balance and the interest rate on the Senior Secured Notes, which bear interest at a rate of 6.75%, and the outstanding China Facilities which bear interest at rates of 2.15% and 2.20%. Refer to Note 19. Borrowings for additional information.

CHANGES IN LIABILITIES ARISING FROM FINANCING ACTIVITIES

In millions	Current borrowings	Non-current borrowings	Lease liabilities	Derivative financial instruments
Balance at January 1, 2024	$381.0	$5,940.4	$339.8	$33.0
Cash flows	(226.9)	(2,501.7)	(124.7)	(18.2)
Foreign exchange movement	(17.6)	(85.9)	—	—
Changes in fair values	—	—	—	9.4
Changes in leases	—	—	340.8	—
Equitization	—	(2,562.0)	—	—
Balance at December 31, 2024	136.5	790.8	555.9	24.2
Cash flows	3.5	—	(145.6)	(17.5)
Foreign exchange movement	2.8	—	—	—
Changes in fair values	—	—	—	64.7
Changes in leases	—	—	407.7	—
Amortization of discount	—	1.5	—	—
Balance at December 31, 2025	$142.8	$792.3	$818.0	$71.4
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
The following tables summarize the monetary assets/(liabilities) in currencies to which the Company has significant exposure. The information is inclusive of the impact of forward contracts in place to hedge the foreign currency exposures.

December 31, 2025	Currency of assets/(liabilities)
In millions	USD	RMB	EUR	GBP	JPY	SEK	CHF	CAD
Interest-bearing intercompany receivables	$444.9	N/A	$222.5	N/A	$13.6	$2.2	N/A	$136.9
Interest-bearing intercompany liabilities	(1,357.4)	(484.2)	N/A	(28.4)	N/A	(1.4)	(3.9)	N/A
Non interest-bearing receivables and payables	(246.3)	170.0	(7.6)	9.7	10.0	8.1	5.3	7.5
Foreign exchange derivatives	1,211.6	(257.0)	(253.6)	(119.3)	(135.7)	(83.6)	(73.9)	(122.6)

December 31, 2024	Currency of assets/(liabilities)
In millions	USD	RMB	EUR	GBP	SEK	CHF	CAD
Interest-bearing intercompany receivables	$342.8	N/A	N/A	N/A	$6.0	$6.3	$89.7
Interest-bearing intercompany liabilities	(1,264.5)	(396.1)	115.8	(25.5)	N/A	N/A	N/A
Non interest-bearing receivables and payables	(205.3)	182.3	(4.1)	8.8	8.6	4.9	8.2
Foreign exchange derivatives	475.9	186.0	(299.8)	(106.6)	(80.0)	(75.1)	(100.4)
Based on the net exposures above, it is estimated that a simultaneous strengthening of 10% in the USD against foreign currency exchange rates will increase the fair value of the net monetary assets and liabilities including foreign exchange derivatives by $98.5 million and $77.4 million, and decrease profit or loss by $42.2 million and $30.3 million, for the years ended December 31, 2025 and 2024, respectively.
Earnings sensitivity before taxes is influenced by changes in the fair value of derivative instruments not designated as hedging instruments as well as changes in the value of loans and receivables denominated in currencies other than the U.S. dollar. Other comprehensive income is mainly affected by changes in the fair value of derivative instruments used in hedge accounting recognized under the hedge reserve.
The transaction risk arising from subsidiaries’ business operations is generally hedged up to 24 months out, with hedged amounts being higher for closer months than for later months. Hedges are monitored weekly. The hedged cash flows are expected to be realized within 24 months.
Cash Flow Hedges
Amer Sports applies hedge accounting to forecasted cash flows from sales or purchases in foreign currencies related to its operating activities. The effectiveness is assessed quarterly by analyzing the critical terms. The critical terms of the hedging instrument and the forecasted hedged transactions are significantly the same. The forecasted hedged transactions are expected to occur in the same fiscal month as the maturity date of the hedging instrument, and therefore, the hedge is expected to be effective. Subsequent assessments of effectiveness are performed by verifying and documenting whether the critical terms of the hedging instrument and forecasted hedged transactions have changed during the period in review and whether the hedged transaction remains probable. If there are no such changes in critical terms, the Company will continue to conclude that the hedging relationship is effective. Sources of ineffectiveness, including timing differences in the settlement of forecasted hedged transactions and hedging instruments, and changes in credit risk of the hedging instruments, are not considered material.
Foreign exchange differences for foreign exchange derivatives are recognized as hedge reserve while interest rate differentials for foreign exchange derivatives are recorded in the consolidated statement of income and loss.
The following unrealized gains/(losses) were included in accumulated other comprehensive income:

	For the year ended December 31,
In millions	2025	2024	2023
Foreign exchange derivatives designated as cash flow hedges	$(42.8)	$20.7	$(11.6)
The Company reclassified the following gains/(losses) on derivatives designated as cash flow hedges from accumulated other comprehensive income to locations on the consolidated statement of income and loss as follows:

	For the year ended December 31,
In millions	2025	2024	2023
Cost of sales	$(1.5)	$1.1	$18.2
Foreign currency exchange gains/(losses), net & other finance costs	(8.1)	1.6	—

Net Investment Hedge
Net investments in foreign subsidiaries are long-term investments. Their fair value changes through movements of foreign currency exchange rates. In July 2024, the Company entered into a $50 million notional cross-currency swap (CCS), which was designated as a net investment hedge of the translation risk arising from the Company’s net investment in its Japanese subsidiary. The hedge remained effective since inception, gains and losses were immaterial and were accumulated in equity, and no amount was recognized in the consolidated statement of income and loss in any period presented.
The following unrealized gains/(losses) were included in accumulated other comprehensive income:

	For the year ended December 31,
In millions	2025	2024	2023
Cross-currency swaps designated as net investment hedges	$1.2	$(1.0)	$—
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
The debt portfolio was entirely at fixed rates as of December 31, 2025 and 2024. Approximately 10% of the debt portfolio was fixed as of December 31, 2023.
Cash and cash equivalents are excluded from the interest rate risk portfolio of the Company due to their short-term nature.
The following unrealized gains were included in accumulated other comprehensive income:

	For the year ended December 31,
In millions	2025	2024	2023
Interest rate swaps and options designated as cash flow hedges	$—	$—	$0.6
The Company reclassified the following losses on derivatives designated as hedging instruments from other comprehensive income to interest expense:

	For the year ended December 31,
In millions	2025	2024	2023
Interest rate swaps and options designated as cash flow hedges	$—	$(10.1)	$—
Sensitivity analysis for interest rate risk
The impact on the consolidated statement of income and loss due to an increase of 1% in interest rates for the next 12 months, provided that other factors remain unchanged, would be immaterial for the years ended December 31, 2025 and 2024 due to no exposure to floating rate debt. The impact on net income for the year ended December 31, 2023 would have been $51.7 million. A 1% decrease in market interest rates would have an opposite effect of approximately the same amount. The sensitivity is calculated on non-current and other borrowings. Interest rate floors are excluded from the calculations.

CREDIT RISK
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to customary credit risk from customer contracts which are held as accounts receivables on the Company’s consolidated statement of financial position. The Company has a global customer base, and there are no significant risk concentrations. No single customer accounts for more than 10% of total accounts receivable and the largest 20 customers represented approximately 32% of total accounts receivable as of December 31, 2025.
Amer Sports uses credit insurance in most of the countries in EMEA and Japan to protect against the risk of non-payment and to secure sales up to predefined limits.
Excess liquidity can be placed to the market according to the credit criteria and limits per the Company’s internal guidelines and the Senior Secured Credit Facilities Agreement.
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
The following table sets out the consolidated statement of financial position values of financial assets which represent the maximum amount of the credit risk at the reporting dates:

In millions	December 31, 2025	December 31, 2024
Non-current financial assets
Other non-current financial assets	$68.7	$55.6
Promissory notes	—	4.2
Derivative financial instruments
Cross currency swaps	1.5	—
Foreign exchange derivatives	0.5	2.2

Current financial assets
Hold-to-collect accounts receivables	750.8	630.7
Available for sale receivables	58.5	36.2
Other interest-free receivables	134.3	127.5
Promissory notes	4.4	7.0
Derivative financial instruments
Foreign exchange derivatives	22.3	44.5
Cash and cash equivalents	652.3	345.4
Receivable Sale Program
One of the Company’s subsidiaries entered into a receivable sale agreement, originally in 2013 and subsequently amended and restated in 2025, with a third-party banking institution (“Purchaser”), pursuant to which the Company agreed to sell accounts receivable up to a limit of $115 million in exchange for advanced funding equal to 90% of the principal value of the invoice on a non-recourse basis. Information on accounts receivable identified for sale is provided and verified by the Purchaser prior to being accepted for sale. The Company is charged an adjustment rate of the Daily Simple SOFR plus 1.30% per annum, based on the number of days between the purchase date and the settlement date. The program is in place for certain approved US-based obligors. The year-end value of uncollected receivables transferred as part of the receivable sale program was $50.0 million and $0.1 million as of December 31, 2025 and 2024, respectively. The total accounts receivable balances transferred to the Purchaser were $50.0 million and $91.8 million, for the years ended December 31, 2025 and 2024, respectively.

The Company entered into receivables financing arrangements with two subsidiaries and a third-party banking institution (“Purchaser in EMEA”) on December 15, 2023, pursuant to which the Company agreed to sell accounts receivable up to a limit of €60 million. The year-end value of uncollected receivables transferred as part of the receivable sale program was nil and $59.1 million as of December 31, 2025 and 2024, respectively. The total accounts receivable balances transferred to the Purchaser in EMEA were $14.2 million and $193.2 million, for the years ended December 31, 2025 and 2024, respectively. This financing arrangement ended in 2025.
The fair value of the continuing involvement in the transferred trade receivables corresponds to the maximum payment and the undiscounted cash outflows the Company might have to pay in case of late payment. The fair value of continuing involvement in the transferred trade receivables as of December 31, 2025 and 2024, was immaterial, individually and in the aggregate. The Company has assessed that significantly all risks and rewards of the transferred accounts receivables have been transferred to the Purchasers. The Company only retains the risk of late payments of the underlying debtors, which has been considered immaterial for the consolidated financial statements. All of the potential cash outflows have a maturity of less than 12 months. The objective of Amer Sports receivable sale program is to balance the liquidity swings of the Company.

DERIVATIVE FINANCIAL INSTRUMENTS
The fair values and total notional values for derivative assets in consideration of their contractual maturities are as follows:

	December 31, 2025
In millions	Fair value	Notional value	2026	2027	2028 and after
Hedge accounting-related
Foreign exchange derivatives hedging cash flows from operations	$(38.6)	$3,058.5	$2,711.5	$347.0	$—
Cross-currency swaps	1.5	50.0	—	—	50.0

Other derivative contracts
Foreign exchange derivatives	3.6	1,951.0	1,951.0	—	—

	December 31, 2024
In millions	Fair value	Notional value	2025	2026	2027 and after
Hedge accounting-related
Foreign exchange derivatives hedging cash flows from operations	$32.7	$1,701.0	$1,479.6	$221.4	$—
Cross-currency swaps	(1.2)	50.0	—	—	50.0

Other derivative contracts
Foreign exchange derivatives	(4.1)	1,559.5	1,559.5	—	—

OFFSETTING FINANCIAL ASSETS AND LIABILITIES
Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2025:

	Related amounts not set off
In millions	Gross amount of derivative financial instruments	Related assets/(liabilities) subject to master netting agreements	Collateral given/(received)	Net exposure
Derivative assets	$43.7	$(43.1)	$—	$0.6
Derivative liabilities	(77.2)	43.1	—	(34.1)
Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as at December 31, 2024:

	Related amounts not set off
In millions	Gross amount of derivative financial instruments	Related assets/(liabilities) subject to master netting agreements	Collateral given/(received)	Net exposure
Derivative assets	$57.4	$(29.1)	$—	$28.3
Derivative liabilities	(30.0)	29.1	—	(0.9)
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
NOTE 29. ACQUISITIONS
On September 1, 2025, the Company, through its wholly owned subsidiary in Korea, acquired substantially all of the assets and certain liabilities of Nelson Sports Inc., a Korean distributor of outdoor apparel and gear brands, including Arc’teryx products. This acquisition advances the Company’s vertical integration within the Korean market.
Details of the purchase consideration and the assets and liabilities recognized resulting from this acquisition are shown below.
Purchase consideration:

In millions
Cash consideration	$45.4
Contingent consideration	20.0
Total purchase consideration	$65.4

Assets and liabilities recognized on the acquisition date:

In millions
Intangible assets	$24.5
Inventories	17.6
Other assets	4.1
Deferred tax liabilities	(0.3)
Other liabilities	(4.1)
Net identifiable assets acquired	41.8
Add: Goodwill	23.6
Net assets acquired	$65.4
Within the measurement period, deferred tax balances and inventories recognized on acquisition were updated. These immaterial adjustments arose from additional information relating to conditions existing at the acquisition date and are reflected in the provisional amounts above. Accordingly, these adjustments were recognized retrospectively with a corresponding adjustment to goodwill. The accounting for the acquisition remains provisional as the measurement period has not yet concluded.
The goodwill is attributable to the assembled workforce and anticipated synergies from vertical integration. Goodwill recognized in the business combination is not currently deductible for tax purposes. A portion of this goodwill may become deductible for tax purposes in future periods if certain conditions are met. Intangible assets are primarily attributable to customer relationships.
Contingent consideration
In the event that certain system availability, employee retention metrics, and pre-determined revenue targets are met, contingent earnout consideration of $20.0 million will become due and payable six to twelve months following the closing of the acquisition. It was considered probable that the metrics will be met and therefore the full amount of contingent consideration was recognized in other current liabilities.
Acquisition-related costs
Acquisition-related costs incurred were immaterial and included in selling, general and administrative expenses in the consolidated statement of income and other comprehensive income.
NOTE 30. EARNINGS/(LOSS) PER SHARE
Basic earnings/(loss) per share
Basic earnings/(loss) per share is calculated by dividing net income/(loss) attributable equity holders of the Company by the weighted-average number of ordinary shares outstanding. The disclosed earnings/(loss) per share calculations have been adjusted retrospectively to reflect the increase in the number of ordinary shares outstanding resulting from the Share Split that was effected immediately prior to the IPO. Refer to Note 18. Shareholders’ Equity for additional information.
Diluted earnings/(loss) per share
Diluted earnings per share is calculated by dividing net income/(loss) attributable to equity holders of the Company by the weighted-average number of ordinary shares outstanding during the year plus the weighted-average number of dilutive potential ordinary shares relating to unvested shares of RSUs, PSUs, and unvested and vested share options.

The following table presents an overview of the calculated basic and diluted earnings/(loss) per share:

	For the year ended December 31,
In millions (except for share and earnings/(loss) per share information)	2025	2024	2023
Net income/(loss) attributable to equity holders of the Company	$427.4	$72.6	$(208.6)
Basic weighted-average number of ordinary shares	555,606,734	498,029,143	384,499,607
Weighted-average dilutive impact of options, RSUs, and PSUs	7,468,959	3,716,002	—
Diluted weighted-average number of ordinary shares	563,075,693	501,745,145	384,499,607
Earnings/(Loss) per share
Basic	$0.77	$0.15	$(0.54)
Diluted	$0.76	$0.14	$(0.54)
Potentially dilutive shares outstanding of 23,810 and 204,579 for the years ended December 31, 2025 and 2024, respectively, related to restricted share units and stock options were excluded from the computation of diluted earnings per share because their effects would have been anti-dilutive.
In addition, potentially dilutive shares outstanding of 3,848,351 and 5,528,932 as of December 31, 2025 and 2024, respectively, related to unvested performance share units and stock options were excluded from the computation of diluted earnings per share because issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period.
For the year ended December 31, 2023, we incurred net losses and as a result, the inclusion of potentially dilutive shares relating to unvested share options were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive. The weighted average potentially dilutive shares excluded were 3,854,165 for the year ended December 31, 2023.
NOTE 31. SUBSEQUENT EVENTS
Redemption of Notes
On February 6, 2026, the Company voluntarily redeemed $80.0 million aggregate principal amount of its 6.750% Senior Secured Notes due 2031 (the “Notes”) at a redemption price equal to 103.00% of the principal amount, plus accrued interest. The repayment was financed from existing cash resources of the Company.
No other events occurred subsequent to December 31, 2025 and through February 25, 2026, the date the Company issued the consolidated financial statements, that merit disclosure.